As filed with the Securities and Exchange Commission on October 21, 2008

Registration No. 333-152948

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THERMAGE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3845	68-0373593
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

25881 Industrial Boulevard

Hayward, CA 94545

(510) 782-2286

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Stephen J. Fanning

Chairman, President and Chief Executive Officer

Thermage, Inc.

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Chris F. Fennell, Esq. Robert T. Ishii, Esq. Alexander D. Phillips, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300		Eric Jensen, Esq. Gordon Ho, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000

Approximate date of commencement of proposed sale to the public: Upon consummation of the transaction described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box. and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “ accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Thermage, Inc. may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 21, 2008

PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Thermage, Inc. and Reliant Technologies, Inc. have entered into a merger agreement under which Reliant will merge with a wholly-owned subsidiary of Thermage and the stockholders of Reliant will become stockholders of Thermage. The closing of this merger is subject to the approval of the stockholders of Thermage and certain other closing conditions. Certain Reliant stockholders holding the requisite number of shares to approve the transaction have already acted by written consent to approve this transaction.

In the merger, all shares of Reliant capital stock will be exchanged for aggregate merger consideration of 23,600,000 shares of Thermage common stock and approximately $25.0 million in cash. The cash portion of the merger consideration payable to Reliant stockholders upon completion of the first merger is subject to a number of adjustments, including adjustments for (i) the amount, if any, by which Reliant’s working capital at the closing is less than negative $1.0 million, (ii) the amount, if any, by which Reliant’s net indebtedness at closing is greater than $7.0 million and (iii) the amounts payable in respect of Reliant stock options and Reliant restricted stock units. Following completion of the merger, Reliant will be a wholly-owned subsidiary of Thermage, Reliant stockholders will own approximately 49.5% of the outstanding common stock of the combined company and current Thermage stockholders will own approximately 50.5% of the outstanding common stock of the combined company based on shares outstanding as of July 31, 2008.

Upon completion of the merger, each outstanding share of Reliant’s common stock will be converted into the right to receive a combination of cash and shares of Thermage common stock, as more fully described in this proxy statement/prospectus/information statement.

Thermage common stock is listed on the NASDAQ Global Market under the symbol “THRM.” On October 20, 2008, the closing sales price of Thermage common stock was $2.01 per share.

A special meeting of the stockholders of Thermage will be held at 25881 Industrial Boulevard, Hayward, California 94545, on [—], 2008, at 10:00 a.m., local time, at which the stockholders of Thermage will be asked to consider and vote upon a proposal to approve the issuance of Thermage common stock in connection with the proposed merger.

On July 7, 2008, certain Reliant stockholders of record holding a majority of the outstanding shares of the capital stock and a majority of the outstanding shares of preferred stock executed a written consent adopting the merger agreement and approving of the transactions contemplated thereby. This proxy statement/prospectus/information statement serves as notice to all Reliant stockholders of these actions by written consent. IN CONNECTION WITH THE SPECIAL MEETING OF STOCKHOLDERS OF THERMAGE, WE ARE NOT ASKING RELIANT STOCKHOLDERS FOR A PROXY AND RELIANT STOCKHOLDERS ARE NOT REQUESTED TO SEND US A PROXY.

This proxy statement/prospectus/information statement provides you with detailed information about the merger, a description of which begins on page 58. We strongly urge you to read and carefully consider this proxy statement/prospectus/information statement in its entirety, including the matters referred to under “Risk Factors” beginning on page 18.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Thermage common stock to be issued in the merger or determined if this proxy statement/prospectus/information statement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus/information statement is [— ], 2008, and this proxy statement/prospectus/information statement and the accompanying proxy card are first being mailed to the stockholders of Thermage on or about [—], 2008.

MERGER PROPOSAL—YOUR VOTE IS IMPORTANT

Dear Thermage Stockholders:

As announced in July 2008, Thermage, Inc. and Reliant Technologies, Inc. entered into a definitive merger agreement under which Thermage will acquire Reliant in a stock and cash transaction.

Thermage’s board of directors has unanimously approved the transaction, as further described herein, including the issuance of shares of Thermage common stock, and the merger agreement pursuant to which Reliant will become a wholly-owned subsidiary of Thermage.

The transaction cannot be completed unless Thermage stockholders approve the issuance of 23,600,000 shares of Thermage common stock in connection with the acquisition of Reliant by Thermage at a special meeting of stockholders or any adjournment or postponement thereof. Certain Thermage stockholders, holding approximately 38% of the outstanding shares of Thermage, have agreed to vote in favor of such issuance of shares of Thermage common stock. The stockholders of Reliant have already approved the transaction by written consent. More detailed information about Thermage and Reliant and the proposed transaction is contained in this proxy statement/prospectus/information statement. We encourage you to carefully read this proxy statement/prospectus/information statement before voting, including the section entitled “Risk Factors” beginning on page 18.

Thermage’s board of directors unanimously recommends that Thermage stockholders vote “FOR” the issuance of shares of Thermage common stock in connection with the merger.

The date, time and place of the special stockholders meeting is as follows:

[—], 2008

10:00 a.m. local time

25881 Industrial Boulevard

Hayward, California 94545

Your vote is very important. Whether or not you plan to attend Thermage’s special meeting of stockholders, please take the time to vote by completing and mailing to us the enclosed proxy card or voting instructions or by submitting your proxy or voting instructions by telephone or over the Internet. If your shares are held in “street name,” you must instruct your broker in order to vote. If you do not instruct your broker how to vote shares, your shares will have no effect on the outcome of the proposals being made at the special meeting.

Sincerely,

Stephen J. Fanning

Chairman, President and Chief Executive Officer

Thermage, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus/information statement is dated [—], 2008, and is first being mailed to stockholders of Thermage on or about [—], 2008.

THERMAGE, INC.

25881 Industrial Boulevard

Hayward, California 94545

(510) 259-7117

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held [—], 2008

Dear Stockholders of Thermage:

You are cordially invited to attend a special meeting of stockholders of Thermage, Inc. at 25881 Industrial Boulevard, Hayward, California 94545 on [—], 2008, at 10:00 a.m. local time. At the special meeting, you will be asked to consider, vote upon and approve the following proposals:

1.    To approve the issuance of 23,600,000 shares of Thermage common stock pursuant to the Agreement and Plan of Merger and Reorganization dated as of July 7, 2008 by and among Thermage, Relay Acquisition Company, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thermage, and Reliant Technologies, Inc., a Delaware corporation, and with respect to Articles VIII and X only, Steven Mendelow as Securityholder Representative and U.S. Bank National Association as Escrow Agent.

2.    To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof pursuant to Thermage’s bylaws.

These proposals are described more fully in the proxy statement/prospectus/information statement accompanying this notice. Please give your careful attention to all of the information in the proxy statement/prospectus/information statement.

Only stockholders of record at the close of business on [—], 2008, the record date for the special meeting, are entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. Approval of the proposal relating to the issuance of shares of Thermage common stock will require the affirmative vote of the holders of a majority of the shares of Thermage’s common stock represented in person or by proxy and entitled to vote at the special meeting.

Thermage’s board of directors has unanimously approved the issuance of shares of Thermage common stock pursuant to the merger agreement and recommends that Thermage stockholders vote “FOR” the issuance of shares of Thermage common stock pursuant to the merger agreement.

Your vote is important. To ensure that your shares are represented at the special meeting, we encourage you to complete, date, sign and promptly return your proxy card in the enclosed postage-paid envelope or follow the instructions for telephone or Internet voting, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the proxy statement/prospectus/information statement at any time before it has been voted at the special meeting. Any stockholder attending the special meeting may vote in person even if the stockholder has returned a proxy.

By Order of the Board of Directors,

Stephen J. Fanning

Chairman, President and Chief Executive Officer

[—], 2008

Hayward, California

ADDITIONAL INFORMATION

See the section entitled “Where You Can Find More Information” on page 222 of this proxy statement/ prospectus/information statement for more information about the documents referred to in this proxy statement/ prospectus/information statement.

You should rely only on the information contained in this proxy statement/prospectus/information statement in deciding how to vote on the proposal set forth in this proxy statement/prospectus/information statement. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is dated [—], 2008. You should not assume that the information contained in this proxy statement/prospectus/information statement is accurate as of any date other than that date.

This proxy statement/prospectus/information statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus/information statement regarding Reliant has been provided by Reliant; and information contained in this proxy statement/prospectus/information statement regarding Thermage, Relay Merger Corp. and Relay Acquisition Company, LLC has been provided by Thermage.

i

TABLE OF CONTENTS—(Continued)

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

AND SPECIAL MEETING OF THERMAGE STOCKHOLDERS

The following are some questions that stockholders of Thermage, Inc., or Thermage, and Reliant Technologies, Inc., or Reliant, may have regarding the proposed transaction and special meeting of Thermage stockholders, and brief answers to those questions. Thermage and Reliant urge you to read carefully the entirety of this proxy statement/prospectus/information statement because the information in this Q&A section may not provide all the information that may be important to you with respect to the proposed merger and the issuance of Thermage common stock in connection with the merger. Additional information is also contained in the annexes to this proxy statement/prospectus/information statement.

Q:	What is the merger?

A:	The merger will combine the businesses of Thermage and Reliant. Under the proposed integrated merger, Relay Merger Corp., a wholly-owned subsidiary of Thermage, will be merged with and into Reliant, with Reliant continuing as the surviving company. Following this first merger, Reliant will be merged with and into Relay Acquisition Company, LLC, a wholly-owned subsidiary of Thermage. Relay Acquisition Company, LLC will continue as the surviving company in the second merger and will be a wholly-owned subsidiary of Thermage.

Q:	What will Reliant stockholders receive in the merger?

A:	If we complete the first merger, all shares of Reliant capital stock will be exchanged for aggregate merger consideration of 23,600,000 shares of Thermage common stock and approximately $25.0 million in cash. The cash portion of the merger consideration payable to Reliant stockholders upon completion of the first merger is subject to a number of adjustments, including adjustments for (i) the amount, if any, by which Reliant’s working capital at the closing is less than negative $1.0 million, (ii) the amount, if any, by which Reliant’s net indebtedness at closing is greater than $7.0 million and (iii) the amounts payable in respect of Reliant stock options and Reliant restricted stock units. The value of the stock portion of the merger consideration payable to Reliant stockholders upon completion of the first merger may vary due to possible changes in market value of the Thermage common stock to be received. As a result, the exact consideration that a Reliant stockholder will receive is not known as of the date of this proxy statement/prospectus/information statement as it will depend on the magnitude of the adjustments, if any, described above. All Reliant stockholders will also have a portion of the merger consideration that they would otherwise be entitled to receive deposited in an escrow account that will be used to compensate Thermage if Thermage is entitled to indemnification under the merger agreement.

Q:	Will Thermage stockholders receive any shares as a result of the merger?

A:	No. Thermage stockholders will continue to hold the Thermage shares they currently own.

Q:	What vote is required by Thermage stockholders to approve the issuance of Thermage common stock?

A:	The affirmative vote of the holders of a majority of the Thermage shares represented, in person or by proxy, and entitled to vote at the Thermage special meeting at which a quorum is present is required to approve the issuance of Thermage common stock in connection with the merger. Thermage stockholders who collectively hold approximately 38% of the outstanding common stock of Thermage, as of July 7, 2008, have agreed to vote all of their shares in favor of approval of the issuance of Thermage common stock in connection with the merger.

Q:	What approval is required by Reliant stockholders to adopt the merger agreement and approve the transactions contemplated thereby?

A:

The Reliant stockholder approval required under Delaware law and Reliant’s certificate of incorporation to adopt the merger agreement and approve the transactions contemplated thereby already has been obtained via written consent, as of July 7, 2008. Reliant has not obtained all of the Reliant stockholder approvals which would be required under a provision of California corporation law if applicable, and the receipt of such approval is not a condition to closing in the definitive merger agreement. If the merger were challenged on this basis and we were not successful on the challenge, it could delay or prevent the closing of the merger. If the merger were challenged following its closing, a court could award monetary damages to some or all of the former Reliant stockholders or even could seek to unwind the merger. For a description of these risks, see the section entitled “Risk Factors—Risks Related to the Transaction—The merger may be challenged on the grounds that all of the Reliant stockholder approvals under Section 2115 of the California General Corporation Law were not obtained, which if successful could prevent or delay the merger, could require the payment of substantial damages or could cause a completed merger to be unwound” starting on page 21.

Q:	Does Thermage’s board of directors recommend voting in favor of the issuance of Thermage common stock in connection with the proposed merger?

A:	Yes. After careful consideration, Thermage’s board of directors unanimously determined that the merger is advisable and is fair to, and in the best interests of, Thermage and its stockholders. Thermage’s board of directors unanimously recommends that Thermage stockholders vote FOR the issuance of Thermage common stock in connection with the merger.

For a description of the factors considered by the Thermage board of directors in making its determination, see the section entitled “The Merger—Thermage’s Reasons for Entering into the Merger” on page 64.

Q:	Did Reliant’s board of directors recommend voting in favor of the merger?

A:	Yes. After careful consideration, Reliant’s board of directors unanimously determined that the merger is advisable and is fair to, and in the best interests of, Reliant and its stockholders. Reliant’s board of directors unanimously recommended that Reliant stockholders adopt the merger agreement and approve the transactions contemplated thereby.

For a description of the factors considered by the Reliant board of directors in making its determination, see the section entitled “The Merger—Reliant’s Reasons for Entering into the Merger” on page 73.

Q:	Will I be entitled to appraisal rights in connection with the merger?

A:	The stockholders of Reliant may be entitled, under certain circumstances, to appraisal rights under Delaware law. For a detailed discussion of appraisal rights under Delaware law, please see “The Merger—Appraisal Rights for Reliant” beginning on page 86.

Q:	When do you expect to complete the merger?

A:	We are working to complete the merger as quickly as possible. We anticipate completing the merger during the fourth calendar quarter of 2008.

For a description of the conditions precedent to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the First Merger” beginning on page 105.

Q:	Will Reliant stockholders recognize gain or loss for U.S. federal income tax purposes as result of the merger?

A:	Thermage and Reliant each expect the merger to qualify as a reorganization for U.S. federal income tax purposes. If the merger qualifies as a reorganization, the U.S. federal income tax consequences of the merger to each Reliant stockholder will vary depending on whether that stockholder receives Thermage common stock and cash or exercises appraisal rights and receives only cash in exchange for that stockholder’s Reliant stock.

Assuming that the merger qualifies as a reorganization, a Reliant stockholder that does not exercise appraisal rights generally will recognize gain (but will not be permitted to recognize loss) for U.S. federal income tax purposes equal to the lesser of (i) the amount of cash received by such stockholder and (ii) the excess of the amount of cash and the fair market value of Thermage common stock received by such stockholder over such stockholder’s tax basis in the Reliant stock surrendered. A Reliant stockholder that exercises appraisal rights generally will recognize gain or loss equal to the difference between the amount of cash received by such stockholder and such stockholder’s tax basis in the Reliant stock surrendered. As discussed below in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” Thermage and Reliant intend that for U.S. federal income tax purposes the stock of Spinco (as defined herein) received by Reliant stockholders in the Distribution (as defined herein) will be treated and reported as cash received from Thermage in the merger in an amount equal to the fair market value of such stock as of the date of the merger.

Tax consequences are complex. Reliant stockholders should consult with their own tax advisors as to the tax consequences to them of the merger as well as review the more detailed description of the tax consequences of the merger entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” on page 86.

Q:	What risks should I consider in deciding whether to vote in favor of the merger?

A:	You should carefully review the section of this proxy statement/prospectus/information statement entitled “Risk Factors” beginning on page 18, which presents risks and uncertainties relating to the transaction and the businesses of each of Thermage and Reliant.

Q:	Will my rights as a Thermage stockholder be different from my rights as a Reliant stockholder?

A:	Yes. Upon completion of the merger, you will become a Thermage stockholder. There are important differences between the rights of stockholders of Thermage and stockholders of Reliant. Please carefully review the description of these differences in the section of this proxy statement/prospectus/information statement entitled “Comparison of Stockholder Rights” beginning on page 216.

Q:	What do I need to do now?

A:	We urge you to carefully read and consider the information contained in this proxy statement/prospectus/ information statement, including the annexes, and to consider how the merger and the issuance of shares in connection with the merger will affect you as a stockholder. You also may want to review the documents referenced under the section entitled “Where You Can Find More Information” on page 222. Thermage stockholders should then vote as soon as possible in accordance with the procedures provided in this proxy statement/prospectus/information statement. We are not asking Reliant stockholders for a proxy and Reliant stockholders are not requested to send us a proxy.

Q:	How do I vote?

A:	Thermage stockholders should complete and sign your proxy card and return it in the enclosed envelope as soon as possible, or follow the instructions on your proxy card to submit your proxy over the Internet, so that your shares may be represented at the special meeting. If you return your proxy card but do not include instructions on how to vote your proxy, Thermage will vote your shares FOR the proposals being made at the special meeting unless your shares are held in “street name” in a brokerage account. You may also attend the special meeting and vote in person instead of submitting a proxy.

Q:	What happens if I do not vote?

A:	If you are a Thermage stockholder and you do not submit a proxy card or vote at the special meeting, your shares will not be counted as present for the purpose of determining a quorum and will have no effect on the outcome of the proposal to approve the issuance of shares of Thermage common stock in connection with the merger. If you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. As a result, your abstention will have the same effect as a vote against the issuance of Thermage common stock in connection with the merger.

v

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If you are a Thermage stockholder, your broker cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker. If you do not instruct your broker how to vote shares, your shares will have no effect on the outcome of the proposals being made at the special meeting.

For a more complete description of voting shares held in “street name,” see the section entitled “The Special Meeting of the Thermage Stockholders” on page 54.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	If you are a Thermage stockholder and you want to change your vote, send the corporate secretary of Thermage a later-dated, signed proxy card before the Thermage special meeting or attend the special meeting and vote in person. You may also revoke your proxy by sending written notice to the Thermage corporate secretary before the special meeting. If you have instructed your broker to vote your shares, you must follow your broker’s directions in order to change those instructions.

Q:	Should Reliant stockholders send in their stock certificates now?

A:	No. Reliant stockholders should not send in their stock certificates now. After the merger is completed, Thermage will arrange for the delivery to Reliant stockholders of written instructions for exchanging their Reliant stock certificates. Thermage stockholders should not submit their stock certificates because their shares will not be converted in the merger.

Q:	Whom should I call with questions about the merger, or if I need additional copies of this proxy statement/prospectus/information statement or the enclosed proxy?

A:	Thermage stockholders may contact the firm assisting us with the solicitation of proxies:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders Call Toll-Free: 888-750-5834

Banks and Brokers Call Collect: 212-750-5833

or

Thermage, Inc.

25881 Industrial Boulevard

Hayward, California 94545

(510) 259-7117

Attn: Investor Relations

Reliant	stockholders may contact:

Reliant Technologies, Inc.

464 Ellis Street

Mountain View, California 94043

(650) 605-2275

Attn: Marta Woods

You may also obtain additional information about Thermage from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled “Where You Can Find More Information” on page 222.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

The following is a summary of the information contained in this proxy statement/prospectus/information statement. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus/information statement and the other documents to which we refer. In particular, you should read the annexes attached to this proxy statement/prospectus/information statement, including the merger agreement which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus/information statement. You may obtain additional information without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 222 of this proxy statement/prospectus/information statement.

The Companies

Thermage, Inc. (see page 121)

Relay Acquisition Company, LLC

Relay Merger Corp.

25881 Industrial Boulevard

Hayward, California 94545

(510) 259-7117

http://www.thermage.com

Thermage designs, develops, manufactures and markets medical devices for the non-invasive treatment of wrinkles. The Thermage® procedure can be performed on any part of the body where treatment of wrinkles is desired. The ThermaCool® system uses patented monopolar radiofrequency, or RF, energy to heat and shrink collagen and tighten dermis and subcutaneous tissue while simultaneously cooling and protecting the surface of the skin. The heating and shrinking of the collagen can cause a healing process to begin, which may further tighten the skin and reduce wrinkles over the next two to six months. The Thermage procedure is normally performed in a medical office setting as a single treatment that takes from 20 minutes to two hours, depending on the treatment area. The Thermage procedure provides patients seeking wrinkle reduction as a non-invasive alternative to surgical procedures that cost up to tens of thousands of dollars and can involve weeks of recovery. Thermage offers, and is continuing to develop, a variety of ThermaTips™ designed to optimize the Thermage procedure for new conditions and different parts of the body.

Reliant Technologies, Inc. (see page 151)

464 Ellis Street

Mountain View, California 94043

Phone: (888) 437-2935

http://www.reliant-tech.com

Reliant is a medical device company that designs, develops and markets non-surgical therapies for the treatment of various skin conditions under the Fraxel brand. Reliant believes its Fraxel laser systems have created a new class of skin rejuvenation therapy and provide patients with consistent and effective treatments that can be delivered quickly without significant pain or downtime. Fraxel laser systems are used by physicians to treat a broad range of skin conditions that include wrinkles and fine lines, acne and surgical scars, pigmentation, sun damage, uneven tone and texture and melasma. Patients undergo treatments from Reliant’s Fraxel laser systems in order to reverse the signs of aging, achieve healthier, younger looking skin and improve their overall appearance. Fraxel laser systems represent a new class of skin rejuvenation therapy based on fractional resurfacing technology, which Reliant introduced and commercialized in 2004. Reliant believes that fractional resurfacing offers significant advantages over other alternatives for skin rejuvenation. Reliant’s fractional resurfacing technology can achieve advanced aesthetic results by creating thousands of microscopic treatment zones per square centimeter which affect only a fraction of the total skin in the area of treatment. Reliant’s products utilize optimized laser wavelengths and its proprietary laser delivery system which enables the delivery of precise dosages of energy, quickly, consistently and safely.

The internet addresses provided in this proxy statement/prospectus/information statement are textual references only. The Thermage and Reliant websites, including Reliant’s product website located at www.fraxel.com, are not part of this proxy statement/prospectus/information statement.

Structure of the Integrated Merger (see page 91)

Under the terms of the proposed integrated merger, Relay Merger Corp., a wholly-owned subsidiary of Thermage formed for the purpose of the first merger, will be merged with and into Reliant and Reliant will continue as the surviving company in the first merger. Immediately following the first merger, Reliant will merge with and into Relay Acquisition Company, LLC, a wholly-owned subsidiary of Thermage formed for the purpose of the second merger, and Relay Acquisition Company, LLC will continue as the surviving company in the second merger and will be a wholly-owned subsidiary of Thermage. As a result of the integrated merger, holders of Reliant capital stock will become holders of Thermage common stock. The terms and conditions of each of the mergers are contained in the merger agreement, which is attached as Annex A to this proxy statement/prospectus/information statement. Please carefully read the merger agreement as it is the legal document that governs the proposed transaction.

Merger Consideration (see page 92)

Upon completion of the first merger, Reliant stockholders will be entitled to receive aggregate merger consideration consisting of approximately $25.0 million in cash and 23,600,000 shares of Thermage common stock, which will represent approximately 49.5% of the outstanding common stock of the combined company, based on shares of Thermage common stock outstanding as of July 31, 2008. The cash portion of the merger consideration payable to Reliant stockholders upon completion of the first merger is subject to a number of adjustments, including adjustments for (i) the amount, if any, by which Reliant’s working capital at the closing is less than negative $1.0 million, (ii) the amount, if any, by which Reliant’s net indebtedness at closing is greater than $7.0 million and (iii) the amounts payable in respect of Reliant stock options and Reliant restricted stock units. The value of the stock portion of the merger consideration payable to Reliant stockholders upon completion of the first merger may vary due to possible changes in market value of the Thermage common stock to be received. As a result, the exact consideration that a Reliant stockholder will receive is not known as of the date of this proxy statement/prospectus/information statement as it will depend on the magnitude of the adjustments, if any, described above. All Reliant stockholders will also have a portion of the merger consideration that they would otherwise be entitled to receive deposited in an escrow account that will be used to compensate Thermage if Thermage is entitled to indemnification under the merger agreement.

At the effective time of the first merger, each issued and outstanding share of Reliant capital stock will be converted into the right to receive a combination of cash and shares of Thermage common stock in accordance with the terms of the merger agreement which approximates the terms of the amended and restated certificate of incorporation of Reliant in effect as of the date of the merger agreement. Holders of each series of Reliant preferred stock will receive payment of the greater of (A) their respective liquidation preference as set forth below and (B) the per share merger consideration payable in respect of a share of Reliant common stock in a combination of cash and shares of Thermage common stock on a pro rata basis with all other recipients of the merger consideration, other than holders of Reliant stock options and Reliant restricted stock units who will be paid solely in cash. Payment of the liquidation preference shall be made to holders of Reliant preferred stock prior to any payment or allocation of merger consideration to holders of Reliant common stock, provided, however, that in the event that holders of Reliant common stock are allocated less than $0.50 per share, such holders shall be paid $0.50 per share of Reliant common stock and the merger consideration allocated and paid to holders of Reliant preferred stock will be reduced pro rata in proportion to the merger consideration. In the event that the merger consideration allocated to each share of Reliant common stock after the aggregate liquidation preference has been paid is greater than the liquidation preference set forth below, the holder shall be entitled to receive the per share consideration payable in respect of Reliant common stock.

Series	Liquidation Preference
Series A	$4.50
Series B	$4.50
Series C	$10.53
Series D	$15.09
Series E	$15.00

Holders of Reliant preferred stock are entitled to receive approximately $68,780,959 in satisfaction of the aggregate liquidation preference in respect of outstanding shares of Reliant preferred stock. The actual stock consideration and cash consideration to be paid per share of Reliant capital stock at closing will depend upon numerous variable factors, including the average trading price of Thermage common stock during the 30 days prior to the closing, the total cash consideration payable after adjustments for the closing working capital and the net indebtedness at closing and the cash consideration payable to holders of Reliant options and restricted stock units.

Assuming that the capitalization of Reliant at closing is as set forth in “Comparison of Stockholder Rights—Authorized Capital Stock” and assuming that the closing working capital of approximately negative $1.0 million, net indebtedness at closing of $7.0 million, and that the average trading price of Thermage common stock during the 30-day period ending the third day immediately preceding the closing date is $2.50, each share of Reliant preferred stock outstanding as of the closing (other than Series A preferred stock and Series B preferred stock) would receive a combination of cash and shares of Thermage common stock with a value equal to the respective liquidation preference as set forth above. Given these assumptions, holders of Reliant common stock outstanding as of the closing would be entitled to receive a combination of cash and shares of Thermage common stock with a value equal to approximately $4.56 per share and because this amount is greater than $4.50, holders of shares of Series A preferred stock and Series B preferred stock would receive the consideration payable per share of Reliant common stock in lieu of the liquidation preference. An amount of cash equal to 10% of the value of the merger consideration received per share would be withheld from the merger consideration paid at closing and placed in the escrow account. If funds remain in the escrow account after the expiration of the escrow period, the cash consideration received by each Reliant stockholder will increase.

Reliant stockholders will not know the dollar value of the Thermage common stock they will receive in the first merger until the first merger is completed. The dollar value of the Thermage common stock will depend upon its market price when the first merger is completed.

The number of shares of Thermage common stock to which a Reliant stockholder is entitled to receive will be aggregated and any fractional shares will be paid out as set forth below in “The Merger Agreement—Fractional Shares.” The terms and conditions of the escrow fund are described in more detail in the section entitled “The Merger Agreement—Escrow Fund.”

You should be aware that the above per share amounts are estimates only and are subject to change under certain circumstances as described above and set forth more fully in the merger agreement attached as Annex A to this registration statement. The actual consideration you receive in exchange for your Reliant capital stock may be more, less or the same as these estimates.

The maximum number of shares of Thermage common stock to be issued by Thermage in the first merger was fixed at the time the merger agreement was signed.

Treatment of Reliant Stock Options and Restricted Stock Units (see pages 95 and 96)

No outstanding Reliant stock options shall be assumed, continued or substituted for by Thermage. As of immediately prior to the effective time of the first merger, and contingent upon the effectiveness of the first merger, each then outstanding Reliant stock option will become immediately vested and exercisable in full. Options to purchase shares of Reliant common stock shall be treated in the manner provided in the merger agreement and summarized in the section entitled “The Merger Agreement—Treatment of Reliant Stock Options” beginning on page 95 of this proxy statement/prospectus/information statement. No outstanding Reliant restricted stock units shall be assumed, continued or substituted for by Thermage. Reliant restricted stock units shall be treated in the manner provided in the merger agreement and summarized in the section entitled “The Merger Agreement—Treatment of Reliant Restricted Stock Units” beginning on page 96 of this registration statement.

Treatment of Reliant Warrants (see page 96)

Except for Reliant warrants that cannot be cancelled pursuant to their terms by virtue of the first merger, Thermage shall not assume any Reliant warrants. Warrants to purchase shares of Reliant common stock shall be treated in the manner provided in the merger agreement and summarized in the section entitled “The Merger Agreement—Treatment of Reliant Warrants” beginning on page 96 of this proxy statement/prospectus/information statement.

Fractional Shares (see page 94)

Thermage will not issue any fractional shares of common stock in connection with the first merger. Instead, each holder of Reliant capital stock who would otherwise be entitled to receive a fraction of a share of Thermage common stock will be entitled to receive cash, without interest, in an amount equal to such fraction multiplied by the closing price of Thermage common stock on the trading day immediately preceding the closing date.

Effective Time and Timing of Closing (see page 91)

We will complete the first merger when all of the conditions to completion of the first merger are satisfied or waived. The first merger will become effective when the certificate of merger we file with the State of Delaware is accepted for filing or at a later time if we specify a later time in the certificate. Immediately thereafter, we will complete the second merger.

While we cannot predict the exact timing, we currently expect to complete the integrated merger in the fourth calendar quarter of 2008.

Conditions to Completion of the First Merger (see page 105)

Each of Reliant’s and Thermage’s obligation to complete the first merger is subject to the satisfaction or waiver of a number of conditions, including:

•	that the registration statement, of which this proxy statement/prospectus/information statement is a part, be effective;

•	that the Reliant stockholders shall have adopted the merger agreement and approved the transactions contemplated thereby, including the appointment of Steven Mendelow as the stockholder representative and that the Thermage stockholders shall have approved the issuance of Thermage common stock to Reliant stockholders pursuant to the merger agreement;

•

that (i) the waiting period (and any extension thereof) applicable to the transactions contemplated by the merger agreement under any antitrust or competition legal requirements of any jurisdiction in which Thermage or Reliant have substantial business or operations or where Thermage and Reliant mutually agree to make a filing under applicable antitrust or competition legal requirements, shall have expired or been terminated; (ii) all clearances, consents, approvals, authorizations and orders applicable to the transactions contemplated by the merger agreement which are required under any antitrust or competition legal requirement of any jurisdiction in which Thermage or Reliant have substantial business or operations, or in which Thermage and Reliant mutually agree to make a filing under applicable antitrust or competition legal requirements, shall have been received, and (iii) all governmental authorities that have the authority to enforce any such antitrust or competition legal requirements shall have approved, cleared or decided neither to initiate proceedings or otherwise intervene in respect of the transactions contemplated by the merger agreement;

•

no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the first merger any legal requirement that is in effect and has the effect of making the first merger illegal in any jurisdiction in which Thermage or Reliant have substantial business or operations or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the first merger in any jurisdiction in which Thermage or Reliant have substantial business or operations;

•

no governmental authority of competent jurisdiction shall have issued or granted any order (whether temporary, preliminary or permanent) that has the effect of making the first merger illegal in any jurisdiction in which Thermage or Reliant have substantial business or operations or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the first merger;

•

the shares of Thermage common stock issuable in the first merger and the shares of Thermage common stock issuable in respect of all assumed warrants, shall have been authorized for listing on the NASDAQ Global Market upon official notice of issuance;

•

receipt of opinions by the parties of their respective tax counsel, in form and substance reasonably satisfactory to them and as further described in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 86 of this proxy statement/prospectus/information statement, that the merger will qualify as a reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

•	completion of the Distribution of the shares of Spinco (as defined herein);

•

that each company’s representations and warranties in the merger agreement are true and correct, to the extent set forth in the merger agreement, except when the failure of such representations or warranties to be true and correct has not resulted, and would not reasonably be expected to result in, individually or in the aggregate with other such failures, a material adverse effect, to the other party;

•	that each party has complied in all material respects with its covenants and agreements in the merger agreement, to the extent set forth in the merger agreement; and

•	that no material adverse effect exist with respect to either company.

Termination of the Merger Agreement (see page 108)

Reliant and Thermage may mutually agree at any time to terminate the merger agreement without completing the first merger.

In addition, either of Reliant or Thermage may, without the consent of the other, terminate the merger agreement in any of the following circumstances:

•

if any governmental authority of competent jurisdiction shall have: (i) enacted, promulgated or issued or deemed applicable to the first merger any legal requirements that would make completion of the merger illegal in any jurisdiction in which Thermage or Reliant have substantial business operations, or (ii) issued or granted any final non-appealable order of a federal or state court in effect that has the effect of making the first merger illegal or would otherwise prohibit, prevent or restrain the first merger in any jurisdiction in which Thermage or Reliant have substantial business operations;

•	if the first merger is not completed by January 7, 2009; or

•	if the Thermage stockholders do not approve the issuance of Thermage common stock to Reliant stockholders at the Thermage stockholder meeting.

In addition, Thermage may, without the consent of Reliant, terminate the merger agreement if:

•

there has been a breach of any representation, warranty, covenant or agreement of Reliant contained in the merger agreement such that the closing conditions regarding such representations, warranties and covenants would not be satisfied and such breach has not been cured within 30 calendar days after written notice to Reliant, unless the breach, by its nature, cannot be cured through the exercise of commercially reasonably efforts.

In addition, Reliant may, without the consent of Thermage, terminate the merger agreement if:

•

there has been a breach of any representation, warranty, covenant or agreement of Thermage contained in the merger agreement such that the closing conditions regarding such representations, warranties and covenants would not be satisfied and such breach has not been cured within 30 calendar days after written notice thereof to Thermage, unless the breach, by its nature, cannot be cured through the exercise of commercially reasonably efforts; or

•

the Thermage board of directors or any committee thereof has changed its recommendation in favor of the issuance of Thermage common stock to Reliant stockholders in a manner adverse to Reliant, the Thermage board of directors approves or recommends that its stockholders recommend an alternative acquisition transaction with respect to Thermage or Thermage enters into a contract for an alternative acquisition transaction with respect to Thermage.

Payments by Thermage following Termination (see page 109)

Thermage would be required to pay Reliant a termination fee of $3.5 million if the merger agreement is terminated under certain circumstances. Alternatively, if Thermage stockholder approval has not been obtained at the stockholder meeting called with respect to the issuance of stock pursuant to the first merger, Thermage will pay the transaction expenses of Reliant up to $1.3 million.

Non-Solicitation by Thermage and Reliant (see page 99)

Thermage and Reliant have agreed that each party will not:

•	solicit, initiate, knowingly encourage or facilitate or induce any inquiries regarding any acquisition proposals by third parties;

•

furnish to any third party any nonpublic information, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to a third party acquisition proposal;

•	participate or engage in discussions with any third party with respect to any acquisition proposal;

•	approve, endorse or recommend any third party acquisition proposal;

•	enter into any letter of intent, memorandum of understanding or contract contemplating or otherwise relating to any third party acquisition proposal or such transaction; or

•	terminate, amend or waive any rights under any “standstill” or other similar contract with a third party.

Thermage and Reliant must promptly notify the other party by oral and written notice if it receives any other acquisition proposals or requests for nonpublic information or request for information it receives which would reasonably be expected to lead to an acquisition proposal or inquiries with respect to, or which it reasonably believes might lead to, an acquisition proposal. The party providing the notification must also provide the identity of the third party making the acquisition proposal and a copy of all written materials provided in connection with such proposal.

If Thermage receives an acquisition proposal from a third party that its board determines otherwise is or is reasonably likely to lead to a superior proposal, as defined in the merger agreement, it may furnish nonpublic information to the third party making the acquisition proposal and engage in negotiations with the third party regarding such proposal if its board of directors determines that failure to do so would be reasonably expected to be a breach of its fiduciary obligations under Delaware law and at least three business days prior to engaging in any discussions or negotiations or furnishing non-public information, Thermage gives Reliant written notice of the identity of the third party and the material terms and conditions of the acquisition proposal and contemporaneously with the furnishing of any non-public information to a third party, Thermage furnishes Reliant with such information.

Change in Thermage Board Recommendation (see page 102)

The Thermage board of directors may withhold, withdraw, amend or modify its recommendation to its stockholders to vote in favor of the issuance of common stock in connection with the first merger, if Thermage receives a superior proposal (as defined in the merger agreement), and after discussions with Reliant, the Thermage board of directors reasonably determines in good faith, after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Reliant, that the failure to effect such change in recommendation would be reasonably likely to result in a breach of its fiduciary duties under Delaware law.

Vote Required for Reliant and Reliant Support Agreements (see pages 83 and 109)

The Reliant stockholder approval required under Delaware law and Reliant’s certificate of incorporation to adopt the merger agreement and approve the transactions contemplated thereby, including the first merger, has already been obtained via written consent shortly after the execution of the merger agreement.

In addition, Reliant’s executive officers, directors and their affiliates holding more than 50% of Reliant’s capital stock on an as-converted-to-common-stock-basis have entered into support agreements pursuant to which each such stockholder agreed to vote his, her or its shares of Reliant capital stock in favor of the adoption of the merger agreement and approval of the transactions contemplated thereby and against any action that would delay or prevent the first merger and against any alternative transaction. In connection with the support agreements, these stockholders granted an irrevocable proxy appointing members of the Thermage board of directors, and each of them individually, as their sole and exclusive attorneys and proxies to vote their shares in accordance with the terms of the support agreements.

Thermage Voting Agreements (see page 110)

As an inducement to Reliant entering into the merger agreement, Thermage’s executive officers, directors and certain stockholders entered into a voting agreement with Reliant in which each has agreed, among other things, to vote his, her or its shares of Thermage capital stock in favor of the issuance of Thermage capital stock to Reliant stockholders pursuant to the terms of the merger agreement and against any action that would delay or prevent the first merger and against any alternative transaction. These persons have the right, as of July 7, 2008, to vote a total of approximately 38% shares of Thermage common stock. In connection with the voting agreements, these persons have granted an irrevocable proxy appointing members of the Reliant board of directors, and each of them individually, as their sole and exclusive attorneys and proxies to vote their shares in accordance with the terms of the voting agreements.

Lock-up Agreements (see page 111)

Concurrently with the execution and delivery of the merger agreement, the executive officers and directors (and their respective affiliates) of Thermage and the executive officers and directors (and their respective affiliates) of Reliant entered into lock-up agreements pursuant to which each of the signatories agreed not to sell or otherwise transfer any shares of Thermage common stock held at the closing of the first merger until the first business day after Thermage announces earnings for the first full quarter after the closing.

Note and Security Agreement (see page 111)

In connection with the execution of the merger agreement, Thermage extended an advance of $5.0 million to Reliant pursuant to a secured bridge financing. The advance is evidenced by a secured promissory note issued by Reliant and secured by a subordinated lien on substantially all assets of Reliant excluding intellectual property pursuant to the terms of a security agreement between Reliant and Thermage. Amounts outstanding at the closing under this $5.0 million advance will be considered as part of Reliant’s net indebtedness for purposes of the purchase price adjustments pursuant to the merger agreement.

License Agreement (see page 111)

Prior to the closing of the first merger, Reliant will irrevocably and exclusively license, with limited exceptions, to a newly formed wholly owned subsidiary, which we refer to as Spinco, Reliant patents and non-exclusively license certain Reliant know-how for use outside of the field of aesthetics. The license will be royalty free and fully paid. All Reliant stockholders will be entitled to receive a pro rata dividend of Spinco stock prior to the closing of the first merger. As a result, Thermage will possess the right to Reliant patents only within the aesthetics field. Reliant has only immaterial sales, and has no products planned or currently under development which use the Reliant intellectual property outside of the aesthetics field.

Reliant Certificate Amendment (see page 112)

The Reliant board of directors and the requisite number of Reliant stockholders have approved an amendment to the certificate of incorporation of Reliant. This amendment provides that Reliant may make a distribution of shares of Spinco to holders of Reliant preferred stock and common stock. In addition, the Reliant board of directors and requisite number of Reliant stockholders have approved an amendment providing that upon the closing of the first merger pursuant to the merger agreement, holders of Reliant preferred stock and Reliant common stock will only be entitled to receive the amounts they are entitled to receive under the merger agreement. A copy of the amendments to Reliant’s certificate of incorporation, which will be filed prior to the first merger with the Secretary of State of the State of Delaware, are included as Annex F to this proxy statement/prospectus/information statement.

Material U.S. Federal Income Tax Consequences of the Merger (see page 86)

It is a closing condition of the transaction that each of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to Thermage, and Cooley Godward Kronish LLP, outside counsel to Reliant, issue a tax opinion to their respective clients to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. If the merger so qualifies, the U.S. federal income tax consequences of the merger to each Reliant stockholder will vary depending on whether that stockholder receives Thermage common stock and cash or exercises appraisal rights and receives only cash in exchange for that stockholder’s Reliant stock. For purposes of the discussion below, the Distribution (as defined herein) of shares of Spinco to the Reliant stockholders will be treated by Thermage and Reliant as the payment of additional cash in the merger in an amount equal to the fair market value of such Spinco stock as of the date of the closing of the first merger.

Assuming that the merger qualifies as a reorganization, a Reliant stockholder who does not exercise appraisal rights generally will recognize gain (but will not be permitted to recognize loss) for U.S. federal income tax purposes equal to the lesser of (i) the amount of cash received by such stockholder and (ii) the excess of the amount of cash and the fair market value of the Thermage common stock received by such stockholder over such stockholder’s tax basis in the Reliant stock surrendered. A Reliant stockholder that exercises appraisal rights generally will recognize gain or loss equal to the difference between the amount of cash received by such stockholder and such stockholder’s tax basis in the Reliant stock surrendered.

TAX MATTERS CAN BE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD READ THE SECTION ENTITLED “THE MERGER—MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” BEGINNING ON PAGE 86 OF THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT. IN ADDITION, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS TO FULLY UNDERSTAND THE TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

Opinion of Thermage’s Financial Advisor (see page 66)

Stanford Group Company delivered its opinion to Thermage’s board of directors that, as of July 6, 2008 and based on and subject to the factors and assumptions set forth therein, the merger consideration to be paid by Thermage was fair to Thermage from a financial point of view.

The full text of the written opinion of Stanford Group Company, dated July 6, 2008, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on and scope of the review undertaken by Stanford Group Company, is attached to this proxy statement/prospectus/information statement as Annex D. Stanford Group Company provided its opinion for the information and assistance of Thermage’s board of directors in connection with its consideration of the merger. The written opinion of Stanford Group Company is not a recommendation as to how any holder of Thermage common stock should vote with respect to the issuance of shares of Thermage common stock in the merger. Thermage urges you to read the entire opinion carefully.

Opinion of Reliant’s Financial Advisor (see page 75)

In connection with the merger, Piper Jaffray & Co. was engaged by Reliant to render its opinion to the Reliant board of directors as to the fairness, from a financial point of view, of the merger consideration to be paid by Thermage in the merger. On July 6, 2008, Piper Jaffray delivered an oral opinion, subsequently confirmed in writing, to the effect that, as of July 6, 2008, and based upon and subject to the various considerations and assumptions set forth in the written opinion, the consideration to be paid by Thermage in connection with the proposed transaction was fair, from a financial point of view. Piper Jaffray’s opinion addresses only the fairness, from a financial point of view, of the merger consideration to be paid by Thermage in the merger and does not in any manner address the underlying business decision of Reliant to engage in the proposed transaction or the relative merits of the merger as compared to any alternative business transaction or strategy. The full text of Piper Jaffray’s written opinion, dated July 6, 2008, is attached to this proxy statement/prospectus/information statement as Annex E and incorporated in its entirety herein by reference, and the summary of the Piper Jaffray opinion set forth in this proxy statement/prospectus/information statement is qualified in its entirety by reference to the full text of the opinion. Reliant stockholders are encouraged to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken, but should note that Piper Jaffray’s opinion is addressed solely to the Reliant board of directors and does not constitute a recommendation to any Reliant stockholder as to the proposed transaction or any other matter.

THERMAGE SUMMARY FINANCIAL DATA

The summary statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the summary balance sheet data as of December 31, 2006 and 2007 are derived from our audited financial statements that are included elsewhere in this proxy statement/prospectus/information statement. The summary statement of operations data for the six-month periods ended June 30, 2007 and June 30, 2008 and summary balance sheet data as of June 30, 2008 are derived from our unaudited interim financial statements included elsewhere in this proxy statement/prospectus/information statement.

Our historical results are not necessarily indicative of future operating results. Our operating results for the six months ended June 30, 2008 should not be considered indicative of operating results for the full fiscal year or any other future period. The summary financial data set forth below should be read in conjunction with our financial statements, and the related notes thereto, and “Thermage Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this proxy statement/prospectus/information statement.

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands, except share and per share data)
Statement of Operations Data:
Net revenue	$40,655	$54,320	$63,101	$32,654	$34,112
Cost of revenue	12,309	15,259	15,976	8,970	8,453

Gross margin	28,346	39,061	47,125	23,684	25,659
Operating expenses
Sales and marketing	19,997	24,071	26,195	13,189	14,415
Research and development	8,908	9,639	9,099	4,698	4,904
General and administrative	7,414	9,973	11,300	5,467	7,598
Litigation settlement gain	(1,646)	—	—	—	—

Total operating expenses	34,673	43,683	46,594	23,354	26,917

Income (loss) from operations	(6,327)	(4,622)	531	330	(1,258)
Interest and other income	340	768	2,520	1,184	1,146
Interest, warrants and other expense	(1,549)	(55)	—	—	—

Income (loss) before income taxes and cumulative effect of change in accounting principle	(7,536)	(3,909)	3,051	1,514	(112)
Provision for income taxes	—	—	(271)	(147)	(86)

Net income (loss) before cumulative effect of change in accounting principle	(7,536)	(3,909)	2,780	1,367	(198)

Cumulative effect of change in accounting principle	(697)	—	—	—	—

Net income (loss)	$(8,233)	$(3,909)	$2,780	$1,367	$(198)

Net income (loss) per share—basic and diluted:
Before cumulative effect of change in accounting principle	$(2.06)
Cumulative effect of change in accounting principle	(0.19)

Net income (loss) per share—basic	$(2.25)	$(0.60)	$0.12	$0.06	$(0.01)

Net income (loss) per share—diluted	$(2.25)	$(0.60)	$0.11	$0.06	$(0.01)

Weighted average shares outstanding used in calculating net income (loss) per common share:
Basic	3,664,990	6,561,648	23,241,031	23,041,983	23,743,043

Diluted	3,664,990	6,561,648	24,884,458	24,761,794	23,743,043

	As of December 31,		As of June 30,
	2006	2007	2008
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$45,915	$13,650	$15,358
Marketable investments	—	38,707	36,882
Working capital	46,153	55,834	58,243
Total assets	59,875	68,727	69,630
Total stockholders’ equity	$49,121	$58,118	$60,369

RELIANT SUMMARY FINANCIAL DATA

The summary statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the summary balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements that are included elsewhere in this proxy statement/prospectus/information statement. The summary consolidated statement of operations data for the six-month periods ended June 30, 2007 and June 30, 2008 and summary consolidated balance sheet data as of June 30, 2008 are derived from our unaudited interim financial statements included elsewhere in this proxy statement/prospectus/information statement.

Our historical results are not necessarily indicative of future operating results. Our operating results for the six months ended June 30, 2008 should not be considered indicative of operating results for the full fiscal year or any other future period. The summary financial data set forth below should be read in conjunction with our consolidated financial statements, and the related notes thereto, and “Reliant Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this proxy statement/prospectus/information statement.

	Year ended December 31,			Six Months ended June 30,
	2005	2006	2007	2007	2008
	(in thousands)
Consolidated Statements of Operation Data:
Net revenues:
Products	$33,699	$56,412	$68,664	$34,478	$38,892
Services and other	101	1,078	1,812	803	2,074

Total net revenues	33,800	57,490	70,476	35,281	40,966

Cost of revenues:
Products	16,988	26,527	31,692	15,650	14,698
Services and other	—	120	1,029	362	1,534

Total cost of net revenues	16,988	26,647	32,721	16,012	16,232

Gross profit	16,812	30,843	37,755	19,269	24,734

Operating expenses:
Research and development	7,854	10,458	13,932	6,135	6,806
Sales and marketing	9,748	23,343	33,315	16,471	17,832
General and administrative	10,962	17,506	14,575	6,540	6,996

Total operating expenses	28,564	51,307	61,822	29,146	31,634

Loss from operations	(11,752)	(20,464)	(24,067)	(9,877)	(6,900)
Interest income	57	544	355	239	25
Interest expense	(762)	(1,533)	(902)	(421)	(473)
Gains (losses) on preferred stock warrant liability	(207)	528	6,676	(734)	651
Other income (expense), net	(46)	30	201	(92)	(3)

Loss before income taxes and cumulative effect of change in accounting principle	(12,710)	(20,895)	(17,737)	(10,885)	(6,700)
Provision for income taxes	(10)	(10)	(25)	(10)	(3)

Net loss before cumulative effect of change in accounting principle	(12,720)	(20,905)	(17,762)	(10,895)	(6,703)
Cumulative effect of change in accounting principle	(5,493)	—	—	—	—

Net loss	$(18,213)	$(20,905)	$(17,762)	$(10,895)	$(6,703)

	As of December 31,		As of June 30, 2008
	2006	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$9,474	$5,714	$5,858
Working capital (deficiency)	(4,039)	(23)	(1,741)
Total assets	31,326	26,136	23,652
Preferred stock warrant liability	7,967	1,505	865
Current and long-term debt	6,204	6,503	8,989
Redeemable convertible preferred stock	45,486	60,660	60,704
Common stock and additional paid in capital	14,829	22,209	26,290
Total stockholder’s deficit	$(48,632)	$(59,013)	$(61,635)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following table presents summary unaudited pro forma combined financial data which reflects the proposed merger of Thermage and Reliant. The summary unaudited pro forma condensed combined financial data are derived from and should be read in conjunction with the unaudited pro forma condensed combined financial statements and related notes thereto included in this proxy statement/prospectus/information statement. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 113.

	Six Months Ended June 30, 2008
	Historical		Pro Forma
	Thermage	Reliant	Adjustments	Combined
	(in thousands, except per share data)
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Net revenue	$34,112	$40,966	$—	$75,078
Loss from operations	(1,258)	(6,900)	(1,861)	(10,019)
Loss before income taxes	(112)	(6,700)	(3,075)	(9,887)
Net loss	$(198)	$(6,703)	$(3,075)	$(9,976)

Net loss per share:
Basic and diluted	$(0.01)			$(0.21)

Weighted average common shares outstanding:
Basic and diluted	23,743			47,343

	Year Ended December 31, 2007
	Historical		Pro Forma
	Thermage	Reliant	Adjustments	Combined
	(in thousands, except per share data)
Net revenue	$63,101	$70,476	$—	$133,577
Income (loss) from operations	531	(24,067)	(3,721)	(27,257)
Income (loss) before income taxes	3,051	(17,737)	(11,522)	(26,208)
Net income (loss)	$2,780	$(17,762)	$(11,522)	$(26,504)

Net income (loss) per share—basic	$0.12			$(0.57)

Net income (loss) per share—diluted	$0.11			$(0.57)

Weighted average shares outstanding:
Basic	23,241			46,841

Diluted	24,884			46,841

	As of June 30, 2008
	Historical		Pro Forma
	Thermage	Reliant	Adjustments	Combined
	(in thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$15,358	$5,858	$—	$21,216
Marketable investments	36,882	—	(25,000)	11,882
Working capital	58,243	(1,741)	(27,712)	28,790
Total assets	69,630	23,652	56,150	149,432
Long-term liabilities	892	3,579	(77)	4,394
Redeemable convertible preferred stock	—	60,704	(60,704)	—
Total stockholders’ equity (deficit)	$60,369	$(61,635)	$113,445	$112,179

COMPARATIVE AND HISTORICAL PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Thermage’s common stock trades on the NASDAQ Global Market under the symbol “THRM” since our initial public offering on November 9, 2006. There is currently no public market for Reliant’s common stock.

As of October 17, 2008, there were approximately 90 holders of record of our common stock, one of whom was CEDE & Co., a large clearing house that holds shares in its name for banks, brokers and institutions, in order to expedite the sale and transfer of stock. Since many stockholders’ shares are listed under their brokerage firm’s name, we believe the actual number of stockholders is approximately 2,500. As of such date, 24,084,047 shares of Thermage common stock were outstanding.

The following table shows the high and low sales prices per share of Thermage common stock as reported on the NASDAQ Global Market on (1) July 3, 2008, the last full trading day preceding public announcement that Thermage and Reliant had entered into the merger agreement, and (2) October 20, 2008.

	Thermage Common Stock
	High	Low
July 3, 2008	$2.65	$2.61
October 20, 2008	2.47	1.92

The following table sets forth quarterly high and low sales prices of Thermage common stock for the indicated periods:

	Thermage Common Stock
	High	Low
Year Ending December 31, 2008
Fourth Quarter (through October 20, 2008)	$3.57	$1.75
Third Quarter	4.59	2.16
Second Quarter	3.58	2.47
First Quarter	6.32	3.10
Year Ended December 31, 2007
Fourth Quarter	7.98	5.43
Third Quarter	9.08	6.94
Second Quarter	9.10	6.80
First Quarter	10.70	7.00
Year Ended December 31, 2006
Fourth Quarter (beginning November 10, 2006)	8.15	6.40

The foregoing tables show only historical information. These tables may not provide meaningful information to Thermage stockholders in determining whether to approve the issuance of shares of Thermage common stock in connection with the merger. Thermage stockholders should review carefully the other information contained in this proxy statement/prospectus/information statement in considering whether to approve the issuance of shares of Thermage common stock in connection with the merger. Also see the section entitled “Where You Can Find More Information” on page 222 of this proxy statement/prospectus/information statement.

Dividend Policy for Thermage

Thermage has never paid or declared any cash dividends on its common stock and does not anticipate paying any cash dividends on its common stock in the foreseeable future. Thermage intends to retain all available funds and any future earnings, if any, to fund the development and expansion of its business. The Thermage board of directors will determine the timing and amount of any such future dividends.

Dividend Policy for Reliant

Reliant has never declared or paid any cash dividends on its capital stock. Reliant does not anticipate paying any cash dividends on its capital stock for the foreseeable future. In addition, Reliant’s loan agreements with its current lenders contain covenants prohibiting the payment of cash dividends without the lenders’ consent.

RISK FACTORS

If the transaction is completed, Thermage and Reliant will operate as a combined company in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond the combined company’s control. In addition to information regarding Thermage and Reliant contained elsewhere in this proxy statement/prospectus/information statement, you should carefully consider the risks described below before voting your shares. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor, if they materialize, also may adversely affect the transaction, Thermage, Reliant and the combined company.

Risks Related to the Transaction

Thermage and Reliant must overcome significant challenges in integrating their businesses, operations and product offerings in order for Thermage to realize the benefits of the acquisition of Reliant.

The merger will not achieve its anticipated benefits unless Thermage successfully combines its operations with those of Reliant and integrates the two companies’ business operations and products in a timely manner. Integrating Thermage and Reliant will be a complex, time-consuming and expensive process and may result in revenue disruption and operational difficulties if not completed in a timely and efficient manner. Prior to the merger, Thermage and Reliant operated independently, each with its own business, business culture, markets, clients, employees and systems. Following the merger, the combined company must operate as a combined organization utilizing common information communication systems, operating procedures, financial controls and human resource practices, including benefits, training and professional development programs. There may be substantial difficulties, costs and delays involved in integrating Thermage and Reliant. These difficulties, costs and delays may include:

•	the potential disruption of the combined company’s ongoing business and diversion of management resources;

•	the possibility that the business cultures of Thermage and Reliant will not be compatible;

•	the difficulty of incorporating acquired products, technology and rights into the combined company’s products and services;

•	unanticipated expenses related to integration of Thermage and Reliant operations;

•	the impairment of relationships with employees and customers as a result of any integration of new personnel;

•	potential unknown liabilities associated with the acquired business and technology of Reliant;

•	costs and delays in implementing common systems and procedures, including financial accounting systems and customer information systems; and

•	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel.

The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger. The success of the merger depends upon the combined company realizing the potential benefits and synergies sought by Thermage and Reliant, including improved market position through product bundling, enhanced consumable opportunities, cross-selling opportunities by an expanded sales force, and operational cost savings. If the benefits and synergies of the merger do not exceed the costs associated with the merger, including any dilution to Thermage stockholders resulting from the issuance of shares in connection with the merger, Thermage’s business and financial results could be harmed.

Customer uncertainty related to the merger could harm the combined company.

Thermage’s or Reliant’s customers may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by Thermage’s or Reliant’s customers could adversely affect the business of the combined company.

The merger may result in loss of Thermage and Reliant employees.

Despite Thermage’s and Reliant’s efforts to retain their key employees, the companies might lose some of their key employees following the merger. Competition for qualified technical, engineering, sales and management employees in the aesthetics industry is intense. Competitors and other companies may recruit employees prior to the merger and during the integration process following the closing of the merger, which has become a common practice in life sciences industry mergers. In addition, any real or perceived differences in the policies, compensation levels and culture between Reliant and Thermage may cause Reliant employees to leave. As a result, employees of Reliant or the combined company could leave with little or no prior notice, which could cause delays and disruptions in the efforts to integrate the two companies and result in expenses associated with finding replacement employees. Thermage and Reliant cannot assure you that the combined company will be able to attract, retain and integrate employees following the merger.

The market price of Thermage common stock may decline as a result of the merger.

The market price of Thermage common stock could decline as a result of the merger, based on the occurrence of a number of events, including:

•	the failure to successfully integrate Reliant into Thermage;

•	delays or failure in the integration of Reliant and Thermage products and technology;

•	the belief that Thermage has not realized the perceived benefits of the acquisition of Reliant in a timely manner or at all;

•	the potential negative effect of the merger on Thermage’s operating results, including the impact of amortization of intangible assets, other than goodwill, created by the merger; and

•	the reduced speculation of a potential acquisition of Thermage.

Reliant stockholders will receive a fixed number of shares of Thermage common stock, regardless of the market price of Thermage common stock. Declines in the market price of Thermage common stock will reduce the value received by Reliant stockholders in the merger. Increases in the market price of Thermage common stock will increase the value paid by Thermage in consideration of the merger.

Under the terms of the merger agreement, a fixed number of shares of Thermage common stock will be issued in exchange for shares of Reliant capital stock, and there is no mechanism to adjust this number of shares based on changes in the market price for Thermage common stock. As a result, there will be no adjustment for changes in the market price of Thermage common stock. Furthermore, Reliant is not permitted to withdraw from the merger solely because of changes in the market price of Thermage common stock. As a result of the fixed number of shares, the specific dollar value of Thermage common stock received by Reliant stockholders upon completion of the merger will depend on the market value of Thermage common stock at the time of completion of the merger. A decline in the market price for Thermage common stock will result in a decline in the value received by Reliant stockholders. An increase in the market price for Thermage common stock will result in an increase in the value paid by Thermage in consideration of the merger.

The price of Thermage common stock has been volatile in the past and will likely continue to fluctuate in the future. See the section entitled “Risk Factors—Risks Related to Thermage.” We expect that the price of our common stock will fluctuate substantially. Information regarding the market price of Thermage common stock, including its historical trading range and a trading price on a recent date is set forth under the section entitled

“Comparative and Historical Per Share Market Price and Dividend Information,” as well as information regarding fluctuations in the value to be received by Reliant stockholders as a result of the merger.

Failure to complete the merger could harm Thermage’s and Reliant’s business and could cause a decline in Thermage’s stock price.

Failure to complete the merger could harm the businesses of Thermage and Reliant in a number of ways. The transaction costs, including accounting, legal and certain financial advisory fees, must still be paid, without any offsetting benefits from the merger. Customers and strategic partners may delay or defer decisions concerning either company until the merger is completed or abandoned. In the event Reliant elects to seek another merger or business combination, it may not be able to find another party willing to pay an equal or greater price than the price to be paid in the merger. During the time while the merger agreement is in effect, Reliant is prohibited from soliciting, initiating or encouraging or entering into certain transactions, such as a merger, sale of assets or other business combination with a party other than Thermage. This uncertainty could cause Reliant employees to leave Reliant. In addition, if the merger is not completed, the market price of Thermage common stock could decline, to the extent that the market price of Thermage common stock reflects a market belief that the merger will be completed and its potential benefits realized.

Thermage and Reliant expect to incur significant costs associated with the merger.

Thermage estimates that it will incur direct transaction costs of approximately $3.1 million associated with the merger, which will be included as a part of the total purchase cost for accounting purposes. In addition, Reliant estimates that it will incur direct transaction costs of approximately $1.8 million. Thermage and Reliant believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. Thermage expects to incur severance costs, retention bonus and other integration costs in the quarter in which the merger is completed and also expects ongoing charges for amortization of intangibles, consisting primarily of purchased technology, trade name, customer relationships and a collaboration agreement acquired in the merger. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger. Thermage will pay up to an aggregate of approximately $25.0 million in cash to stockholders of Reliant and will incur additional cash expenditures in connection with the merger. These payments will significantly deplete Thermage’s capital resources after payment of these amounts, Thermage will have less than $20.0 million of cash, cash equivalents and marketable securities. In the future Thermage may be required to seek debt or equity financing should the combined company require additional liquidity.

Prior to the closing of the merger, Thermage and Reliant are prohibited from initiating, or are severely restricted in their ability to consider, potentially more favorable transactions.

The merger agreement prohibits Thermage and Reliant from soliciting alternative acquisition proposals and prohibits Reliant from considering unsolicited acquisition proposals. The merger agreement also places significant restrictions on the ability of Thermage to consider or pursue unsolicited acquisition proposals by third parties that may become available prior to the closing of the merger. These contractual terms make it less likely that either Thermage or Reliant would be able to complete an alternative transaction to the merger, even if these other potential opportunities could be considered more favorable by their respective stockholders.

There may be sales of substantial amounts of Thermage common stock after the merger, which could cause Thermage’s stock price to fall.

A substantially large number of shares of Thermage common stock may be sold into the public market within a short period of time following the closing of the merger, including a substantial number of shares that will be available for resale by certain former stockholders of Reliant and certain other stockholders of Thermage who are not parties to “lock-up” agreements that restrict the timing of the resale of these shares. As a result, our stock price could fall. Under the lock-up agreements, additional shares will be released and available for sale in the public market on the first business day after Thermage announces earnings for the first full quarter after the closing date of the merger. A sale of a large number of newly-released shares of Thermage common stock could therefore result in a sharp decline in Thermage’s stock price. In addition, the sale of these shares could impair Thermage’s ability to raise capital through the sale of additional stock. See the sections entitled “The Merger—Restrictions on Sales of Thermage Common Stock Received in the Transaction” on page 85 and “Agreements Related to the Integrated Merger—Lockup Agreements” on page 111.

Reliant officers and directors have conflicts of interest that may have influenced them to support or approve the merger.

Some of the directors and officers of Reliant have interests in the merger that are different from, or in addition to, your interests, including the following:

•

In connection with, and effective upon the closing of, the merger, Leonard DeBenedictis, the current Chief Technology Officer of Reliant, will be the Chief Technology Officer of Thermage, and certain other executive officers may enter into offer letters for employment with Thermage.

•

Following the closing of the merger, three individuals from the current Reliant board of directors, Eric B. Stang, Leonard DeBenedictis, Henry E. Gauthier, William T. Harrington, M.D., Maynard A. Howe, Ph.D., Steven Mendelow, Glen D. Nelson, M.D., Robert J. Quillinan and Robert Zollars, will be appointed to the Thermage board of directors.

•

Each of Reliant’s executive officers, including Eric B. Stang, Leonard DeBenedictis, Andrew H. Galligan, Keith J. Sullivan and Jeffrey S. Jones, has provisions in his employment agreement providing for acceleration of equity awards and/or severance in connection with a change of control of Reliant.

•

For six years after the closing of the merger, Thermage has agreed to maintain in effect, for the benefit of each current and former officer or director of Reliant party to an indemnification agreement at the date of the merger agreement, the existing director’s and officer’s insurance policies or an insurance and indemnification policy that is not less favorable than the existing director’s and officer’s insurance policies.

•

Prior to the closing of the first merger, Reliant will irrevocably and exclusively license to a newly formed wholly owned subsidiary, referred to as Spinco, Reliant patents and non-exclusively license certain Reliant know-how for use outside of the field of aesthetics. The license will be royalty free and fully paid. All holders of Reliant’s preferred stock and common stock will be entitled to receive a pro rata dividend of Spinco stock on an as-converted-to-common-stock basis prior to the closing of the first merger. Each executive officer and director of Reliant holds common stock, preferred stock and/or options to purchase common stock of Reliant.

For the above reasons, the directors and officers of Reliant could be more likely to favor the merger than if they did not hold these interests. Reliant stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

The merger may be challenged on the grounds that all of the Reliant stockholder approvals under Section 2115 of the California General Corporation Law were not obtained, which if successful could prevent or delay the merger, could require the payment of substantial damages or could cause a completed merger to be unwound.

Although Reliant is incorporated in the state of Delaware, Section 2115 of the California General Corporation Law (“CGCL”) purports to require corporations incorporated in another jurisdiction with a specified nexus to California, including Reliant, to comply with a number of California’s statutory corporate law provisions. Section 2115 of CGCL would require that the principal terms of the definitive merger agreement also be approved by holders of a majority of the outstanding shares of the common stock of Reliant. Reliant has not received the vote of the holders of a majority of the outstanding shares of its common stock and the receipt of such vote is not a condition to closing in the definitive merger agreement. In VantagePoint Partners 1996 v. Examen, Inc., a recent Delaware Supreme Court case in which neither Reliant nor Thermage was involved, the Court held that Delaware law exclusively governs the internal affairs of corporations incorporated in Delaware, including the voting rights of stockholders. The VantagePoint case involved litigation in California as well, attempting to enforce Section 2115 of the California General Corporation Law. The California court stayed its decision, pending the outcome of the Delaware case. After the Delaware Supreme Court ruling, the California case was dismissed. Although in one published decision, a California court previously enforced Section 2115 in a matter involving a foreign corporation, no California court has issued an opinion regarding the validity of Section 2115 subsequent to the VantagePoint decision. Based on the VantagePoint decision, Reliant does not intend to seek additional approval of holders of its common stock. If a Reliant stockholder were to challenge the merger in a California court based upon the requirements of Section 2115, the resulting litigation could delay or prevent the closing of the merger, and any litigation could be expensive and time-consuming and could divert management’s attention from Thermage’s and Reliant’s core businesses. In the event that a California court rules in a manner inconsistent with the VantagePoint decision, Reliant may need to seek approval of its stockholders in a manner consistent with Section 2115, which would include the approval of holders of a majority of the outstanding shares of Reliant common stock and a majority of the outstanding shares of Reliant preferred stock. Holders of 15.6% of its common stock as well as holders of 62.0% of its preferred stock have committed to vote in favor of the merger under the support agreements. In the event that a Reliant stockholder challenged the merger following its closing on the basis of Section 2115, a California court may conclude that monetary damages, perhaps akin to appraisal rights, should be made available to some or all of the former Reliant stockholders. In such a challenge, it is also possible that a California court would seek to unwind the merger, which could include the return of securities issued in the merger, although it is unclear how such a ruling would be enforced against a merger effected in Delaware pursuant to Delaware law. Despite an uncertain outcome, any litigation of this nature also is likely to be expensive, time-consuming and highly distracting to the management of the combined company.

The distribution of Spinco stock may be treated as a taxable distribution for U.S. federal income tax purposes, thereby causing Reliant stockholders to recognize a greater or lesser amount of gain or loss in connection with the Transaction.

As described more fully herein, all holders of Reliant’s preferred stock and common stock will be entitled to receive a pro rata distribution of Spinco (as defined herein) stock on an as-converted-to-common-stock basis prior to the closing of the first merger. For U.S. federal income tax purposes, Thermage and Reliant intend to treat each Reliant stockholder who receives Spinco stock in the Distribution (as defined herein) as if such Reliant stockholder had received additional cash from Thermage in the merger in an amount equal to the fair market value of such stock as of the date of the closing of the first merger (as described in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” on page 86). Tax counsel for Thermage and Reliant, however, are unable to opine whether the Distribution and the merger will be treated as a single integrated transaction for U.S. federal income tax purposes and it is possible that the IRS might assert that the Distribution be treated as a separate distribution with respect to Reliant stock that occurs prior to the first merger. In this event, Reliant stockholders might be required to recognize a greater or lesser amount of gain or loss, depending on their individual circumstances, in connection with the Transaction.

Tax consequences are complex. Reliant stockholders should consult with their own tax advisors as to the tax consequences to them of the Distribution as well as review the more detailed description of the tax consequences of the merger entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” on page 86.

Risks Related to Thermage

In the following section discussing risks facing Thermage, references to “we,” “us,” “our” and “ours” refer to Thermage.

Risks Related to the Thermage Business

We may not be able to achieve sustainable profitability even if we are able to generate significant revenue.

While we have had five consecutive quarters of profitable results through the end of 2007, we incurred a loss in the first quarter ended March 31, 2008 and we were profitable during the second quarter ended June 30, 2008. In the past, we have expanded our business and increased our expenses in order to grow revenue. We expect this trend to continue for the foreseeable future. For example, in order to promote revenue growth and geographic expansion, during the fourth quarter of 2007, we began to execute a plan to increase our U.S. sales force by about 50% in headcount, which we substantially achieved by the first quarter of 2008. We will have to increase our revenue while effectively managing our expenses in order to achieve sustained profitability. Our failure to achieve sustained profitability could negatively impact the market price of our common stock.

It is difficult to forecast future performance, which may cause our financial results to fluctuate unpredictably.

Our limited operating history makes it difficult for us to predict future performance. Historically, the demand for our ThermaCool system has varied from quarter to quarter. A number of factors, over which we have limited or no control, may contribute to fluctuations in our financial results, such as:

•	delays in receipt of anticipated purchase orders;

•	seasonal variations in patient demand for aesthetic procedures;

•	the potential impact of general economic conditions on the demand for aesthetic procedures;

•	performance of our independent distributors;

•	positive or negative media coverage of our ThermaCool system, the Thermage procedure or products of our competitors or our industry;

•	our ability to obtain further regulatory clearances or approvals;

•	delays in, or failure of, product and component deliveries by our subcontractors and suppliers;

•	changes in the length of the sales process;

•	customer response to the introduction of new product offerings; and

•	fluctuations in foreign currency.

In addition, we expect to continue to evaluate potential strategic acquisitions of complementary businesses, products or technologies. We incurred approximately $1.0 million pursuing such a strategic acquisition in the first quarter of 2008. We may incur similar expenses in future periods as we continue to evaluate potential strategic transactions. Such expenditures could negatively impact our financial performance in future periods.

If there is not sufficient patient demand for Thermage procedures, practitioner demand for our ThermaCool system, including our single-use ThermaTips, could drop, resulting in unfavorable operating results.

Most procedures performed using our ThermaCool system are elective procedures, the cost of which must be borne by the patient, and are not reimbursable through government or private health insurance. The decision to undergo a Thermage procedure is thus driven by consumer demand. Our business is sensitive to a number of factors that influence the level of consumer spending, including political and economic conditions such as recessionary environments, the levels of disposable consumer income, consumer debt, interest rates and consumer confidence. Declines in consumer spending on aesthetic procedures could have an adverse effect on our operating results. Consumer demand may be influenced by a number of factors, such as:

•	our sales and marketing efforts directed toward consumers, as to which we have limited experience and resources;

•	the extent to which physicians recommend our procedures to their patients;

•	the cost, safety and effectiveness of a Thermage procedure versus alternative treatments; and

•	general consumer sentiment about the benefits and risks of aesthetic procedures.

Our financial performance could be materially harmed in the event that any of the above factors discourage patients from seeking Thermage procedures.

Any acquisitions that we make could disrupt our business and harm our financial condition.

Our growth strategy includes evaluation of potential strategic acquisitions of complementary businesses, products or technologies. We may also consider joint ventures and other collaborative projects. We incurred approximately $1.0 million pursuing such a strategic acquisition in the three months ended March 31, 2008. We may incur similar expenses in future periods as we continue to evaluate potential strategic transactions. Such expenditures could negatively impact our financial performance in future periods.

On July 7, 2008, we and Reliant jointly announced that we had entered into a definitive merger agreement under which we will acquire Reliant for approximately $25.0 million in cash and 23,600,000 shares of Thermage common stock, subject to post closing adjustments. In addition, we have agreed to provide bridge financing to Reliant in the amount of $5.0 million. The proposed transaction will require stockholder approval and is expected to close during the fourth quarter of 2008.

We may not be able to successfully integrate the combined business, products or technologies. In addition, the integration of such acquisition and management of any collaborative project may divert management’s time and resources from our core business and disrupt our operations. We have not acquired companies or products in the past. If we decide to expand our product offerings, we may spend time and money on projects that do not increase our revenue. Any cash acquisition we pursue would diminish funds available to us for other uses, and any stock acquisition would dilute our stockholders’ ownership. While we from time to time evaluate potential collaborative projects and acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, besides the proposed transaction with Reliant, we have no present understandings, commitments or agreements with respect to any other acquisitions or collaborative projects.

We are totally dependent upon the success of our ThermaCool system, which has a limited commercial history. If the ThermaCool system fails to increase market acceptance, our business will suffer.

We introduced our ThermaCool system in 2002, and expect that sales of our ThermaCool system, including our line of single-use ThermaTips, will account for substantially all of our revenue for the foreseeable future. We expect to continue to expand our line of ThermaTips for new applications. This may not occur when expected, or at all, which would negatively affect our anticipated revenue. Our ThermaCool system may not significantly penetrate current or new markets. If demand for the ThermaCool system does not increase as we anticipate, or declines, our business, financial condition and results of operations will be harmed.

Our success depends on growing physician adoption of our ThermaCool system and continued use of our ThermaTips.

Our target physician customers typically already own one or more aesthetic device products. Our ability to grow our business and convince physicians to purchase our ThermaCool system depends on the success of our clinical and sales and marketing efforts. Our business model involves both a capital equipment purchase of our

ThermaCool RF generator and continued purchases by our customers of single-use ThermaTips. This may be a novel business model for many potential customers who may be used to competing products that are either exclusively capital equipment, such as many laser-based systems, or that are exclusively single-use products, such as Botox or dermal fillers. We must be able to demonstrate that the cost of our ThermaCool system and the revenue that the physician can derive from performing procedures using our product are compelling when compared to the cost and revenue associated with alternative products. When marketing to plastic surgeons, we must also, in some cases, overcome a bias against non-invasive aesthetic procedures. If we are unable to increase physician adoption of our ThermaCool system and use of our ThermaTips, our financial performance will be adversely affected.

We may fail to effectively build and manage our sales force or to market and distribute our ThermaCool system.

We rely on a direct sales force to sell our ThermaCool system in the United States. During the fourth quarter of 2007, we began to expand and realign our U.S. sales force to better address customer needs. We began to execute our plan to increase our U.S. sales force by about 50% in headcount and realign resources into two groups, with about two-thirds of the sales force focusing on existing customers on sales of treatment tips, upgrades and training, and the remainder focusing on securing new accounts. As the Company grows, we expect to grow or realign, if necessary, our sales organization to meet our anticipated sales objectives. There are significant risks involved in building and managing our sales organization, including risks related to our ability to:

•	hire qualified individuals as needed;

•	provide adequate training for the effective sale of our ThermaCool system; and

•	retain and motivate our sales employees.

In addition, sales to non-traditional practitioners of aesthetic procedures is a key element of our growth strategy. However, our sales force historically has sold primarily to dermatologists and plastic surgeons. Also, our ThermaCool system competes with products that are well-established in the market. Accordingly, it is difficult for us to predict how well our sales force will perform. Our failure to adequately address these risks could have a material adverse effect on our ability to sell our ThermaCool system, causing our revenue to be lower than expected and harming our results of operations.

We may not be successful in selling and marketing our new products.

The commercial success of the products and technologies we develop will depend upon the acceptance of these products by physicians and their patients. It is difficult for us to predict how successful recently introduced products and procedures, or products we are currently developing, will be over the long term. If the products we develop do not gain market acceptance, our revenues and operating results could suffer. In addition, we expect to face significant competition in our new products, in some cases from companies that are more established, market more widely known products and have greater resources than we do. We may not be able to differentiate our new products sufficiently from our competitors’ products to achieve significant market penetration. As a result of these factors, we may incur significant sales and marketing expenses for our new products without achieving commercial success, which could harm our business and our competitive position.

We are involved in intellectual property litigation, which could be costly and time consuming, and may impact our future business and financial performance.

We advised Alma Lasers Ltd. and Alma Lasers, Inc. (together “Alma”) as early as February 2006 that its Accent product infringed numerous Thermage patents. A number of these patents are the same as those at issue in our 2004 litigation against Syneron, which was settled in 2005 with Syneron acknowledging the validity of these patents in a paid license. In April 2007, Alma filed a complaint in federal court in Delaware seeking a declaratory judgment of non-infringement, and invalidity of nine of Thermage’s U.S. patents. On June 20, 2007, we filed an answer to this complaint and counterclaims, alleging that Alma infringed one or more claims of ten of

Thermage’s U.S. patents. Our counterclaims were subsequently amended on December 10, 2007 to include a claim of infringement of an eleventh Thermage patent. Among other things, our counterclaim alleges that both Alma’s Harmony and Accent XL systems infringe our patents. In addition to damages and attorney fees, we have asked the court to enjoin Alma from engaging in further infringement. Alma has responded to all our counterclaims by denying infringement and alleging invalidity of all 11 U.S. patents asserted by us. The litigation is active and discovery is ongoing. In May and June 2008, Alma filed with the U.S. Patent and Trademark Office requests that eight of 11 of the patents asserted by us be reexamined. Our intellectual property has not been tested at trial. If we initiate litigation to protect our rights, we run the risk of having our patents invalidated, which would undermine our competitive position.

Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time-consuming and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our ThermaCool system, any of which would have a material adverse effect on our business, results of operations and financial condition. We do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our ThermaCool system or processes to avoid infringement.

Our industry has been characterized by frequent intellectual property litigation. Our competitors or other patent holders may assert that our ThermaCool system and the methods we employ are covered by their patents. If our ThermaCool system or methods are found to infringe, we could be prevented from marketing our ThermaCool system. In addition, we do not know whether our competitors or potential competitors have applied for, or will apply for or obtain, patents that will prevent, limit or interfere with our ability to make, use, sell, import or export our ThermaCool system. Competing products may also appear in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, we could be prevented from marketing our ThermaCool system in one or more countries.

In addition, we may hereafter become involved in litigation to protect our trademark rights associated with our company name or the names used with our ThermaCool system. Names used with our ThermaCool system and procedures may be claimed to infringe names held by others or to be ineligible for proprietary protection. If we have to change the name of our company or ThermaCool system, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

Intellectual property rights may not provide adequate protection for our ThermaCool system, which may permit third parties to compete against us more effectively.

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology and ThermaCool system. As of June 30, 2008, we had 32 issued U.S. patents and 21 issued foreign patents outside of the United States, mostly covering our ThermaCool system. Some of our system components are not, and in the future may not be, protected by patents. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Moreover, we do not have patent rights in all foreign countries in which a market may exist, and where we have applied for foreign patent rights, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

In addition, competitors could purchase our ThermaCool system and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected so as to protect our market against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

Performing clinical studies on, and collecting data from, the Thermage procedure is inherently subjective, and we have limited data regarding the efficacy of our ThermaCool system. If future data is not positive or consistent with our prior experience, rates of physician adoption will likely be harmed.

We believe that in order to significantly grow our business, we will need to conduct future clinical studies of the effectiveness of the ThermaCool system. Clinical studies of aesthetic wrinkle treatments and cellulite are subject to a number of limitations. First, these studies do not involve well-established objective standards for measuring the effectiveness of treatment. Subjective, before and after, evaluation of the extent of change in the patient’s appearance, performed by a medical professional or by the patient, is the most common method of evaluating effectiveness. A clinical study may conclude that a treatment is effective even if the change in appearance is subtle and not long-lasting. Second, as with other non-invasive, energy-based devices, the effect of the Thermage procedure varies from patient to patient and can be influenced by a number of factors, including the area of the body being treated, the age and skin laxity of the patient and operator technique.

Most published studies of our ThermaCool system have investigated the tissue-tightening effect of our monopolar RF technology in procedures on the face, using a single treatment with our first generation 1.0 cm2 ThermaTip and our prior procedure protocol, which involved the use of fewer energy pulses at a higher power than our current procedure protocol. We have not conducted any head-to-head clinical studies that compare results from treatment with our ThermaCool system to surgery or treatment with other aesthetic devices. Without head-to-head studies against competing alternative treatments, which we have no current plans to conduct, potential customers may not find clinical studies of our technology sufficiently compelling to purchase our ThermaCool system. If we decide to pursue additional studies in the future, they could be expensive and time consuming, and the data collected may not produce favorable or compelling results. If the results of such studies do not meet physicians’ expectations, our ThermaCool system may not become widely adopted, physicians may recommend alternative treatments for their patients, and our business may be harmed.

The failure of our ThermaCool system to meet patient expectations or the occurrence of unpleasant side effects from the Thermage procedure could impair our financial performance.

Our future success depends upon patients having a positive experience with the Thermage procedure in order to increase physician demand for our products, as a result of both individual patients’ repeat business and as a result of word-of-mouth referrals. We believe that patients may be dissatisfied with the Thermage procedure if they find it to be too painful. Furthermore, Thermage patients may experience temporary swelling or reddening of the skin as a procedure side effect. In rare instances patients may receive burns, blisters, skin discoloration or skin depressions. Experiencing excessive pain, any of these side effects or adverse events could discourage a patient from having a Thermage procedure or discourage a patient from having additional procedures or referring Thermage procedures to others. In order to generate repeat and referral business, we also believe that patients must be satisfied with the effectiveness of the Thermage procedure. Results obtained from a Thermage procedure are subjective and may be subtle. A Thermage treatment may produce results that may not meet patients’ expectations. If patients are not satisfied with the procedure or feel that it is too expensive for the results obtained, our reputation and future sales will suffer.

To successfully market and sell our ThermaCool system internationally, we must address many issues with which we have limited experience.

International sales accounted for 48% of our revenue for the year ended December 31, 2007, and 50% of our revenue for the first six months ended June 30, 2008. We believe that a significant portion of our business will continue to come from international sales through increased penetration in countries where we currently sell our

ThermaCool system, combined with expansion into new international markets. However, international sales are subject to a number of risks, including:

•	difficulties in staffing and managing our international operations;

•	difficulties in penetrating markets in which our competitors’ products are more established;

•	reduced or no protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory clearance or approval requirements;

•	difficulties in developing effective marketing campaigns for unfamiliar, foreign countries;

•	customs clearance and shipping delays;

•	political and economic instability; and

•	preference for locally produced products.

If one or more of these risks were realized, it could require us to dedicate significant resources to remedy the situation, and if we are unable to find a solution, our revenue may decline.

To market and sell our ThermaCool system internationally, we depend on distributors, and they may not be successful.

We currently depend primarily on third-party distributors to sell and service our ThermaCool system internationally and to train our international customers, and if these distributors terminate their relationships with us or under-perform we may be unable to maintain or increase our level of international revenue. We will also need to engage additional international distributors to grow our business and expand the territories in which we sell our ThermaCool system. Distributors may not commit the necessary resources to market, sell and service our ThermaCool system to the level of our expectations. If current or future distributors do not perform adequately, or if we are unable to engage distributors in particular geographic areas, our revenue from international operations will be adversely affected.

We compete against companies that have more established products, longer operating histories and greater resources, which may prevent us from achieving significant market penetration or increased operating results.

The aesthetics market is highly competitive and dynamic, and is marked by rapid and substantial technological development and product innovations. Demand for our ThermaCool system could be diminished by equivalent or superior products and technologies offered by competitors. Specifically, our ThermaCool system competes against a variety of offerings in the aesthetics market, including laser and other light-based medical devices, pharmaceutical products such as Botox, filler injections, chemical peels, microdermabrasion, liposuction, cosmetic surgical procedures and less invasive surgical solutions such as implanted sutures. Our closest competitors are makers of laser and other light-based devices, which include public companies such as Candela, Cutera, Cynosure, Lumenis, Palomar Medical Technologies and Syneron Medical, as well as many private companies.

Competing in the aesthetics market could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. Our ability to compete effectively depends upon our ability to distinguish our company and our ThermaCool system from our competitors and their products, and on such factors as:

•	safety and effectiveness;

•	product pricing;

•	success of our marketing initiatives;

•	compelling clinical data;

•	intellectual property protection;

•	quality of customer support; and

•	development of successful distribution channels, both domestically and internationally.

Some of our competitors have more established products and customer relationships than we do, which could inhibit our market penetration efforts. For example, we have encountered, and expect to continue to encounter, situations where, due to pre-existing relationships, potential customers decided to purchase additional products from our competitors. Potential customers also may need to recoup the cost of expensive products that they have already purchased from our competitors and thus may decide not to purchase our ThermaCool system, or to delay such purchase. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

In addition, some of our current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. Our competitors could utilize their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing product line. Given the relatively few competitors currently in the market, any business combination could exacerbate any existing competitive pressures, which could harm our business.

Competition among providers of devices for the aesthetics market is characterized by rapid innovation, and we must continuously develop new products or our revenue may decline.

While we attempt to protect our ThermaCool system through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with ours. For example, while we believe our monopolar RF technology maintains a strong intellectual property position, there are other companies employing competing technologies which claim to have a similar clinical effect to ours. Additionally, there are others who may market monopolar RF technology for competing purposes in a direct challenge to our intellectual property position. As we continue to create market demand for a non-surgical, non-invasive way to treat wrinkles, competitors will enter the market with other products making similar or superior claims. We expect that any competitive advantage we may enjoy from our current and future innovations may diminish over time, as companies successfully respond to our, or create their own, innovations. Consequently, we believe that we will have to continuously innovate and improve our ThermaCool system and technology to compete successfully. If we are unable to innovate successfully, our ThermaCool system could become obsolete and our revenue will decline as our customers purchase competing products.

Negative publicity and other publicly-available information regarding our Thermage procedure could harm demand, which would adversely affect sales and our financial performance.

We have in the past experienced, and expect that in the future we will experience, negative media exposure. Such publicity may present negative individual physician or patient experience regarding the safety or effectiveness of the Thermage procedure. Competitors could attempt to use such publicity to harm our reputation and disrupt current or potential future customer relationships. While, to date, we have not observed a material impact on our quarterly financial results of operations from negative publicity, future results could be negatively impacted. Additionally, while we believe that obtaining positive publicity is important to our success, and it is an important component of our marketing efforts, we have also not observed a material impact on our quarterly financial results of operations from positive publicity.

Our reputation and competitive position may be harmed not only by negative media exposure, but also by other publicly-available information suggesting that our Thermage procedure is not safe. For example, we file adverse event reports with the FDA that are publicly available on the FDA’s website if our product may have caused or contributed to a serious injury or malfunctioned in a way that would likely cause or contribute to a serious injury if it were to recur. Competitors may attempt to harm our reputation by pointing to isolated injuries that have been reported or publicized, or by claiming that their product is superior because they have not filed as many adverse event reports with the FDA. Such negative publicity and competitor behavior could harm our reputation and our future sales.

We outsource the repair of key elements of our first generation ThermaCool RF generator to a single repair subcontractor.

We outsource the repair of our first generation RF generator to a single repair subcontractor, Stellartech. If Stellartech’s operations are interrupted, we may be limited in our ability to repair equipment. Stellartech is dependent on trained technical labor to effectively repair our ThermaCool RF generator. In addition, Stellartech is a medical device manufacturer and is required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. If Stellartech fails to comply with the FDA’s QSR, its repair operations could be halted and our ability to repair first generation ThermaCool systems would be impaired.

Our manufacturing operations and those of our key manufacturing subcontractors are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

Several components and materials that comprise our ThermaCool system are currently manufactured by a single supplier or a limited number of suppliers. In many of these cases, we have not yet qualified alternate suppliers and rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our ability to manufacture our ThermaCool system until new sources of supply are identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our brand reputation caused by defective components produced by our suppliers;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

If, in the future, we decide to perform additional manufacturing functions internally that we currently outsource, our business could be harmed by our limited manufacturing experience and related capabilities.

We currently perform certain value-added and proprietary manufacturing processes internally at our principal facility, and we outsource the manufacture of components, subassemblies and certain finished products to a limited number of third parties. For financial or operational purposes, we may elect to perform additional component or system manufacturing functions internally. In that event, we may face a number of challenges beyond those that we currently address in our internal assembly, inspection, testing and certification activities. Implementing complex or specialized manufacturing processes could lead to difficulties in producing sufficient quantities of manufactured items that meet our quality standards and that comply with applicable regulatory requirements in a timely and cost-effective manner. In addition, if we experience these types of internal manufacturing difficulties, it may be expensive and time consuming to engage a new or previous subcontractor or supplier to fulfill our replacement manufacturing needs. The occurrence of any of these events could harm our business.

Problems in our manufacturing processes, or those of our manufacturing subcontractors, that lead to an actual or possible malfunction in the ThermaCool system, may require us to recall product from customers and could disrupt our operations. Our results of operations, our reputation and market acceptance of our products could be harmed if we encounter difficulties in manufacturing that result in a recall or patient injury, and delays in our ability to fill customer orders.

We may not be able to develop an alternative cooling system that will be in compliance with changing environmental regulations in a timely or cost-effective manner.

The cooling capability of our ThermaCool RF generators relies upon a hydroflurocarbon, or HFC, called R134a, to protect the outer layer of the skin from over-heating while our device delivers RF energy to the subcutaneous tissue. New environmental regulations phasing out certain HFCs over the next decade have been adopted or are under consideration in a number of countries, and recent European Union directives require the phase-out of certain HFCs and place certain restrictions which became effective in July 2007 on the import of R134a, and new products that utilize R134a. Our research and development staff continues to develop an alternative cooling system to address changing environmental regulations. We have also put in place a solution for the European Union import restrictions. If we are unable to develop an alternative cooling system for our device in a timely or cost-effective manner, our ThermaCool system may not be in compliance with changing environmental regulations, which could result in fines, civil penalties and the inability to sell our products in certain major international markets.

We forecast sales to determine requirements for components and materials used in our ThermaCool system, and if our forecasts are incorrect, we may experience delays in shipments or increased inventory costs.

We keep limited materials, components and finished product on hand. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements. Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand for components and materials would increase and our suppliers may be unable to meet our demand. If we overestimate our component and material requirements, we will have excess inventory, which would increase our expenses. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay or prevent delivery of our ThermaCool system to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

Even though we require training for users of our ThermaCool system and do not sell our ThermaCool system to non-physicians, there exists a potential for misuse, which could harm our reputation and our business.

While we only sell our ThermaCool system to licensed physicians who have met our training requirements, Federal regulations allow us to sell our ThermaCool system to “licensed practitioners.” The definition of “licensed practitioners” varies from state to state. As a result, our ThermaCool system may be operated by licensed practitioners with varying levels of training, and in many states by non-physicians, including physician assistants, registered nurses and nurse practitioners. Thus, in some states, the definition of “licensed practitioner” may result in the legal use of our ThermaCool system by non-physicians. Outside the United States, our independent distributors sell in many jurisdictions that do not require specific qualifications or training for purchasers or operators of our ThermaCool system. We do not supervise the procedures performed with our ThermaCool system, nor can we be assured that direct physician supervision of our equipment occurs according to our recommendations. We, and our distributors, require purchasers of our ThermaCool system to undergo an initial training session as a condition of purchase, but do not require ongoing training. In addition, we prohibit the sale of our system to companies that rent our system to third parties without our approval, but cannot prevent an otherwise qualified physician from contracting with a rental company in violation of their purchase agreement with us. The use of our ThermaCool system by non-physicians, as well as noncompliance with the operating guidelines set forth in our training programs, may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Product liability suits could be brought against us due to defective design, labeling, material or workmanship, or misuse of our ThermaCool system, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our ThermaCool system is defectively designed, manufactured or labeled, contains defective components or is misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our ThermaCool system or failing to adhere to operating guidelines could cause significant skin damage and underlying tissue damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been and may, in the future, be involved in litigation related to the use of our ThermaCool system. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We may not have sufficient insurance coverage for all future claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and reducing our operating results.

The dielectric material in our ThermaTips may degrade with prolonged operation of our device, which could, in turn, lead to skin burns. Our research and development staff continues to be innovative in designing and implementing strategies to mitigate the risks associated with breakdown of the dielectric material in our ThermaTips. If we are unable to address this issue effectively, we could be subject to product liability litigation, as well as damage to our reputation in the marketplace, as a result of potential injury to patients.

After-market modifications to our ThermaTips by third parties and the development of counterfeit treatment tips could reduce ThermaTip sales, expose us to product liability litigation and dilute our brand quality.

Third parties have introduced adulterated after-market modifications to our ThermaTips which have enabled re-use of our ThermaTips in multiple procedures. Because our ThermaTips are designed to withstand a finite number of firings, modifications intended to increase the number of firings could result in patient injuries caused by the use of worn-out or damaged ThermaTips. In addition, third parties may seek to develop counterfeit treatment tips that are compatible with our ThermaCool system and available to practitioners at lower prices than our own. If security features incorporated into the design of our ThermaCool system are unable to prevent after-

market modifications to our ThermaTips or the introduction of counterfeit treatment tips, we could be subject to reduced ThermaTip sales, product liability lawsuits resulting from the use of damaged or defective goods and damage to our reputation for providing a quality product.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience and efforts of our officers and other key employees. Many of our officers and key employees do not have employment contracts with us and can terminate their employment at any time. The loss of any of our senior management team members could weaken our management expertise and harm our business.

Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We will face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees, as well as independent distributors, most of whom are geographically dispersed and must be trained in the use and benefits of our ThermaCool system. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm our ability to compete effectively and grow our business.

Risks Related to Regulatory Matters

If we fail to obtain and maintain necessary FDA clearances for our ThermaCool system and indications, if clearances for future products and indications are delayed, not issued or rescinded or if there are federal or state level regulatory changes, our commercial operations would be harmed.

Our ThermaCool system is a medical device that is subject to extensive regulation in the United States by the FDA for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of or claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance or premarket approval from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from one to three months, but it can last significantly longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process, and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA.

Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the non-invasive treatment of wrinkles and rhytids. However, our clearances can be revoked if safety or effectiveness problems develop. We also are subject to Medical Device Reporting regulations, which require us to report to the FDA if our product causes or contributes to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury. Our ThermaCool system is also subject to state regulations which are, in many instances, in flux. Changes in state regulations may impede sales. For example, federal regulations allow our ThermaCool system to be sold to, or on the order of, “licensed practitioners,” as determined on a state-by-state basis. As a result, in some states, non-physicians may legally purchase and operate our ThermaCool system. However, a state could change its regulations at any time, disallowing sales to particular types of end users. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our product;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to our existing product;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business could be harmed.

If we modify our FDA-cleared device, we may need to seek and obtain new clearances, which, if not granted, would prevent us from selling our modified product or require us to redesign our product.

Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing product in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and potential future profitability. We have made modifications to our device in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified device, which could harm our operating results and require us to redesign our product.

If we or our repair subcontractor fail to comply with the FDA’s Quality System Regulation, our business would suffer.

We and our repair subcontractor are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our product. The FDA enforces the QSR through periodic unannounced inspections. We have been, and anticipate in the future to be, subject to such inspections. Our failure, or the failure of our repair subcontractor, to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our product, civil or criminal penalties or other sanctions, which would cause our sales and business to suffer.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business.

Sales of our ThermaCool system outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. We primarily rely upon third-party distributors to obtain most regulatory clearances and approvals required in other countries, and these distributors may be unable to obtain or maintain such clearances or approvals. Our distributors may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications, which could increase the difficulty of attracting and retaining qualified distributors. If our distributors experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if they fail to receive those qualifications, clearances or approvals, we may be unable to market our products or enhancements in international markets effectively, or at all. In addition, if we are unable to anticipate, plan or comply with changes in foreign regulatory requirements, our business may be significantly affected. To support the registration of products outside the United States, we must comply with and be registered to the ISO 13485: 2003 Quality System Standard. Failure to adequately maintain our ISO 13485: 2003 registration may adversely impact or prevent the registration of our products in some foreign countries.

Risks Related to Our Internal Control Over Financial Reporting

While we believe we currently have adequate internal control over financial reporting, we are required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock.

Pursuant to the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC, we are required to maintain disclosure controls and procedures and adequate internal control over financial reporting. Under such requirements, we much furnish in our Form 10-K a report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. While we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions. The effectiveness of our controls and procedures may in the future be affected by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we are unable to assert that our internal control over financial reporting is effective in any future period, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, or conclude that our internal controls are ineffective, or if we fail to maintain adequate and effective internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Risks Related to Our Common Stock

If our public guidance or our future operating performance does not meet investor expectations, our stock price could decline.

We provide guidance to the investing community regarding our anticipated future operating performance. In the past we have updated guidance because our actual results were different than originally anticipated. Our business typically has a short sales cycle, so that we do not have significant backlog of orders at the start of a quarter, and our ability to sell our ThermaCool system successfully is subject to many uncertainties, as discussed. In light of these factors, it is difficult for us to estimate with accuracy our future results. Our expectations regarding these results will be subject to numerous risks and uncertainties that could make actual results differ materially from those anticipated. If our actual results do not meet our public guidance or our guidance or actual results do not meet the expectations of third-party financial analysts, our stock price could decline significantly.

We expect that the price of our common stock will fluctuate substantially.

The market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	volume and timing of sales of our ThermaCool system;

•	the introduction of new products or product enhancements by us or our competitors;

•	disputes or other developments with respect to our intellectual property rights or the intellectual property rights of others;

•	our ability to develop, obtain regulatory clearance or approval for and market new and enhanced products on a timely basis;

•	hiring or departure of executive officers or key employees;

•	product liability claims or other litigation;

•	quarterly variations in our or our competitors’ results of operations;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	developments in our industry;

•	media exposure of our ThermaCool system or products of our competitors;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, for example, liquidation of shares held by our principal shareholders, including shares issued upon the exercise of outstanding options or warrants, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

Our officers, directors and principal stockholders each holding more than 5% of our common stock collectively control approximately 40% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to significantly influence the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that could discourage a takeover.

Our certificate of incorporation and bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

•	a classified board of directors;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws;

•	limitations on stockholder actions by written consent; and

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

We have a large number of authorized but unissued shares of stock, which could negatively impact you if you purchase our common stock.

Our certificate of incorporation provides for 100,000,000 shares of authorized common stock, of which approximately 75.9 million shares will be available for future issuance, and 10,000,000 shares of preferred stock, all of which will be available for future issuance. The issuance of additional shares of common stock may have a dilutive effect on earnings per share and relative voting power. We could use the shares of common stock that are available for future issuance in dilutive equity financing transactions, or to oppose a hostile takeover attempt or delay or prevent changes in control or changes in or removal of management, including transactions that are favored by a majority of the stockholders or in which the stockholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner.

Our board of directors will be authorized, without further stockholder approval, to issue up to 10,000,000 shares of preferred stock with such rights, preferences and privileges as our board may determine. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights and liquidation rights that may be greater than the rights of our common stock. As a result, the rights of holders of our common stock will be subject to, and could be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on investment will only occur if our stock price appreciates.

Risks Related to Reliant

Risks Related to Reliant’s Business

Reliant has a limited history of operations with its Fraxel laser systems and Reliant has a history of net losses.

Reliant began the development of fractional laser technology and the design of its first Fraxel laser systems in 2001. Reliant commercially launched its first laser system, the Fraxel SR750 laser system, the predecessor to its Fraxel re:store laser system, in North America in late 2004 and outside North America in early 2005. Consequently, Reliant has a limited operating history with its Fraxel laser systems upon which you can evaluate its business. Reliant incurred net losses of approximately $18.2 million, $20.9 million, and $17.8 million in 2005, 2006 and 2007, respectively, and as of June 30, 2008, Reliant had an accumulated deficit of $87.9 million. The future success of the combined businesses will depend on a number of factors, including Reliant’s ability to increase sales and distribution capabilities, increase consumable treatment tip sales, successfully develop and receive regulatory approval for new applications for the Fraxel laser systems, and control costs, which it may be unable to do.

Reliant currently derives substantially all of its revenue from sales of the Fraxel laser systems and the consumable treatment tips required to perform procedures. These products were recently introduced and could fail to generate significant revenue or achieve market acceptance.

Reliant’s current product offering consists of the Fraxel laser systems and the consumable treatment tips required to perform treatments with the Fraxel laser systems. As of June 30, 2008, substantially all of Reliant’s revenue has been derived from the sale of its Fraxel re:store laser system, its predecessor the Fraxel SR750 laser system, the Fraxel re:fine laser system and associated consumables. Reliant expects that its Fraxel laser systems and associated consumables will account for substantially all of its revenue for at least the next several years.

Reliant’s Fraxel laser systems have limited product and brand recognition and have been used by only a limited number of practitioners. Additionally, Fraxel laser systems implement a recently developed technology which is referred to as fractional resurfacing. Reliant may have difficulty gaining widespread acceptance of the Fraxel laser systems among physicians and patients for a number of reasons, including:

•	their failure to understand or recognize the benefits of fractional resurfacing;

•	failure to differentiate Reliant’s systems and technology from other laser or light-based skin aesthetic systems and technology;

•	failure to establish the Fraxel brand in the marketplace and to realize the benefits of Reliant’s investment in branding;

•	the absence of reimbursement from third-party sources for procedures performed with Reliant’s products;

•	actual or perceived liability risks associated with the use of Reliant’s technologies or procedures;

•	the costs of the Fraxel laser systems and Reliant’s consumable treatment tips;

•

the introduction or existence of competing products or procedures that may be cheaper, more effective, safer or easier to use than the Fraxel laser systems or marketed by companies with greater resources, better known brands or with a larger installed base of treatment systems;

•	adverse results from any long-term clinical studies or patient experience relating to the safety or effectiveness of the Fraxel laser systems; and

•

the actual or perceived effectiveness of the Fraxel laser systems compared to other surgical and non-surgical treatments for improving skin texture and appearance or for treating a number of aesthetic skin conditions including wrinkles around the eyes, acne and surgical scars, pigmented lesions (including age spots, sun damage and melasma), and soft tissue coagulation.

If physicians and patients do not adopt fractional resurfacing technology or Fraxel laser systems in significant numbers, Reliant’s operating results would be harmed.

Reliant competes against a number of companies, many of which have longer operating histories, more established products and greater resources, which may prevent it from achieving significant market penetration or improved operating results.

Reliant’s products compete directly against laser and light based skin rejuvenation products offered by companies such as Alma Lasers, Cutera, Cynosure, Lumenis, Lutronic, Palomar Medical Technologies, Sciton, and Syneron Medical. Palomar Medical Technologies and, more recently, Lutronic, have obtained FDA 510(k) clearance for laser products, claiming a Fraxel laser system as a predicate device, and other companies may do the same. Reliant also competes against existing and emerging laser and light-based products that in many cases require a lower initial capital investment by the practitioner and that may have treatment prices significantly lower than those performed with Reliant’s products. In addition, Reliant competes against existing and emerging treatment alternatives such as cosmetic surgery, chemical peels, dermabrasions, microdermabrasions, Botox, dermal fillers and collagen injections. These alternative procedures often require a lower initial capital investment by the practitioner, are well established with a larger number of practitioners, and may be less invasive than Reliant’s procedures. Some of Reliant’s competitors are publicly-traded companies and others have significantly greater operating histories than Reliant, and many of them may enjoy several competitive advantages, including:

•	greater name recognition;

•	more extensive intellectual property protection;

•	established relationships with practitioners and other health care professionals;

•	established domestic and international distribution networks;

•	additional lines of products or existing treatment systems, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

•	greater financial resources for product development, sales and marketing and patent litigation.

Additionally, some of Reliant’s potential customers may have already invested significant capital in one or more of its competitors’ treatment systems or laser systems and, as a result, may be unwilling or unable to invest additional amounts in the purchase of Reliant’s system.

Reliant’s ability to compete effectively depends upon its ability to distinguish its company and its products from its competitors and their products, and includes such factors as:

•	product performance;

•	product pricing;

•	development of successful distribution channels, both domestically and internationally;

•	success and timing of new product development and introduction;

•	development of a recognized consumer brand; and

•	intellectual property protection.

If Reliant is unable to compete effectively as a result of these factors or in these areas, it will not be able to achieve its targeted market penetration and its business will be harmed.

If Reliant is unable to convince patients and physicians, particularly physicians who are not specialists already active in the field, that Fraxel laser systems are an effective alternative to existing therapies and treatments, Reliant’s operating results will be significantly harmed.

Fraxel laser systems treat patients through fractional resurfacing, a relatively new technology in the field of treatments for aesthetic skin conditions. Reliant believes that physicians and patients will not adopt Fraxel laser treatments unless they determine, based on experience and other factors, that the procedure is a safe and effective alternative to existing therapies and treatments, including those offered by other aesthetic laser companies. Physicians who are not specialists already active in the field are likely to be especially cautious in adopting Fraxel laser treatments. If Fraxel laser systems do not receive support from an increasing number of physicians and other health care providers, or if new long-term studies or comparative studies generate results that are not as favorable as Reliant’s current clinical results, fewer physicians may purchase Reliant’s systems and fewer patients may elect to undergo Reliant’s procedure. As a result, Reliant’s operating results and business would be harmed.

To achieve increasing sales of Fraxel laser systems over time, Reliant believes it must continue to penetrate the market for the treatment of aesthetic skin conditions and expand physicians’ education with respect to the Fraxel laser systems. Reliant’s current U.S. list prices for Fraxel laser systems exceed the list prices of laser systems offered by some competitors. Moreover, many competing laser systems do not require the purchase of consumable treatment tips, and could be perceived by practitioners as providing roughly equivalent results for patients at a lower initial investment or without the additional cost of consumable tips. Not all physicians who may be otherwise interested in performing procedures with Fraxel laser systems may be willing to make such a capital investment, particularly physicians who are not specialists already active in the field. Furthermore, there are less expensive alternative procedures that can be used to treat some of the skin conditions that Fraxel laser systems treat and require little or no capital investment, such as microdermabrasions, Botox injections, dermal fillers and chemical peels. As a result, Reliant cannot be certain of gaining greater market acceptance of Fraxel laser systems and therefore may not achieve further revenue growth or become profitable. Failure of Fraxel laser systems to significantly penetrate current or new markets would negatively impact Reliant’s business, financial condition and results of operations.

Because Reliant generates a significant percentage of its revenue at the end of each quarter, delays in sales beyond the end of a particular quarter can substantially diminish its revenue for that quarter.

Reliant has typically generated, and expects to continue to generate, the majority of the sales of its Fraxel laser systems in the final month of each quarter, with a significant portion of such revenue generated in the last week of the quarter. A delay in shipments beyond the end of a particular quarter could substantially diminish Reliant’s anticipated revenue for that quarter. In addition, many of Reliant’s expenses must be incurred whether or not it generates revenue. As a result, if orders are not received when expected in any given quarter, revenues could fall short of its expectations, in which case expenditure levels would be disproportionately high in relation to revenue for that quarter.

Reliant’s quarterly financial results are difficult to predict and are likely to fluctuate significantly from period to period and could be below expectations.

Reliant’s limited operating history and short commercialization experience make it difficult to predict future performance. Due to the price of Reliant’s Fraxel laser systems, variations in unit sales and/or product mix can cause revenue to vary significantly from quarter to quarter. In addition, Reliant’s Fraxel laser systems utilize consumable treatment tips that need to be replaced following a certain amount of usage. Reliant bases its production, inventory and operating expenditure levels on anticipated orders of the Fraxel laser systems and consumable treatment tips. In recent quarters, the majority of Reliant’s sales have occurred in the last part of the quarter, and, if orders are not received when expected in any given quarter, revenues could fall short of its expectations, in which case expenditure levels would be disproportionately high in relation to revenue for that quarter. A number of additional factors, over which Reliant has limited control, may contribute to fluctuations in Reliant’s quarterly financial results, such as:

•	market pricing of aesthetic laser products and procedures or related maintenance or services;

•	utilization levels of Reliant’s consumable treatment tips;

•	seasonal factors and timing of the sale of the Fraxel laser systems;

•	spending related to expansion of Reliant’s sales, marketing, manufacturing and administrative staff and product development activities;

•	timing of orders received;

•	performance of Reliant’s international third-party distributors;

•	timing of marketing campaigns by Reliant or its competitors;

•	media coverage of Reliant or the industries in which it operates;

•	Reliant’s ability to train practitioners in using the Fraxel laser systems;

•	delays in, or failure of, delivery of components by Reliant’s suppliers;

•	delays in the introduction or acceptance of Reliant’s future products;

•	introductions of new and improved products by competitors;

•	increases in the length of Reliant’s sales cycle, particularly as it introduces new products targeted at a broader group of practitioners;

•	product recalls;

•	levels of returns and repairs;

•	issuances, and changes in value, of equity grants;

•	fluctuations in foreign currencies;

•	general financial, economic and political reasons;

•	fluctuations in Reliant’s product or channel mix;

•	changes in Reliant’s ability to obtain and maintain regulatory approvals and their timing;

•	Reliant’s ability to recruit and retain talented sales personnel; and

•	reductions in the efficiency of Reliant’s manufacturing or shipping processes.

These factors, many of which are not within Reliant’s control, may cause its revenue and other quarterly results of operations to fluctuate substantially. For example, Fraxel laser system sales that are initially expected to fall into one quarter may not be made until the following quarter. In addition, customers may purchase the consumable treatment tips in bulk quantities infrequently as opposed to as needed throughout the year.

As a result of seasonal patterns in Reliant’s revenue, its quarterly results may fluctuate.

Reliant has experienced seasonal patterns in the sale of its Fraxel laser systems. Historically, a disproportionate amount of Reliant’s sales have occurred during the fourth quarter primarily as a result of the tax incentives available to its physician customers for capital equipment purchased prior to year end. In particular, approximately 32%, 39% and 27% of Reliant’s net revenues for the years ended December 31, 2005, December 31, 2006 and December 31, 2007, respectively, were generated during the fourth quarter of each year. In the future, Reliant’s seasonal sales patterns may become more pronounced and may cause a shortfall in revenue as compared to expenses in a given period, which would substantially harm its business and results of operations. Reliant does not expect these seasonal patterns to change significantly in the foreseeable future.

Reliant is dependent on sole-source suppliers, in particular IPG Photonics, and the loss of any of these suppliers, their failure to comply with applicable regulations, or their inability to supply Reliant with an adequate amount of high-quality materials could harm Reliant’s business.

Reliant depends on several sole-source suppliers to develop and manufacture the critical components used in the Fraxel laser systems. Reliant depends exclusively on IPG Photonics, or IPG, to supply it with the highly specialized fiber lasers used in the Fraxel re:store and Fraxel re:fine products. Reliant has entered into a supply agreement with IPG that terminates in December 2009. Reliant is currently unaware of any alternative suppliers that could manufacture a fiber laser meeting the required specifications and quality standards and believe it could take a year or longer to locate and qualify an alternative supplier of the fiber laser, if ever. In the event IPG was to cease supplying Reliant with fiber lasers, Reliant cannot assure you that it would be able to locate an alternative supplier or that any alternative supplier could supply Reliant with fiber lasers in a timely manner and on reasonable terms or at all. While many of the other components used in the Fraxel laser systems are available from multiple sources, Reliant obtains some components, including the scanning wheel, scanning wheel motor and CO2 laser for the Fraxel re:pair product, from single sources. To be successful, Reliant’s manufacturers and suppliers must provide it with the components of its systems in requisite quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable cost and on a timely basis. Reliant’s reliance on these sole-source suppliers subjects it to a number of risks that could harm its business, including:

•	Reliant may not receive the number of quality parts it requires from its suppliers should these suppliers give other customers’ needs a higher priority than Reliant’s;

•	Reliant may experience interruptions of supply resulting from modifications to or temporary or permanent interruptions in a supplier’s operations;

•	Reliant may experience delays in product shipments or product unavailability resulting from uncorrected defects, regulatory noncompliance, reliability issues or a supplier’s variation in a component;

•	Reliant may be unable to obtain adequate supply in a timely manner, or on commercially reasonable terms;

•	Reliant may have difficulty locating and qualifying alternative suppliers for its components in a timely manner;

•	suppliers may discontinue parts or otherwise refuse to supply parts to Reliant;

•	suppliers may raise prices on Reliant’s parts to the point where production of its laser systems is less profitable or is not commercially viable;

•

once Reliant identifies alternative suppliers, it could experience production delays related to the evaluation and testing of products from those alternative suppliers and to obtaining corresponding regulatory qualifications; and

•	some of Reliant’s suppliers are small, privately-held companies which could encounter financial or other difficulties that could cause them to modify or discontinue their operations at any time.

Any interruption in the supply of components or materials, or Reliant’s inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair Reliant’s ability to meet the demand of its customers, which would have an adverse effect on its business.

Reliant has limited marketing, sales and distribution capabilities and experience, and its efforts in most geographic regions outside the United States are dependent on third parties.

In the United States, Reliant currently markets and sells its products primarily to plastic surgeons and dermatologists through a direct sales force that it began assembling in 2004. As a result, Reliant’s direct sales force has limited experience in marketing and selling Reliant’s products, and it competes directly against the experienced and well-funded sales organizations of some of Reliant’s competitors. Reliant also markets its products to general practitioners, gynecologists, ophthalmologists and others. Reliant sells its products outside the United States generally through third-party distributors, and recently started to sell directly in Germany and the United Kingdom. Reliant’s distributor agreements are for limited periods, usually one year, and Reliant generally grants the distributor the exclusive right to sell its products in the assigned territory, although the distributor is permitted to also represent products that could be deemed competitive to Reliant’s Fraxel laser systems.

Reliant’s future revenue growth will largely depend on its success in maintaining and expanding its marketing, sales and distribution channels, which will likely be an expensive and time-consuming process. Reliant is highly dependent upon the efforts of its sales force, and internationally, the efforts of third-party distributors, to increase its revenue. Reliant will face significant challenges and risks in training, managing and retaining these employees. Reliant may not be able to hire sufficient sales personnel to service demand for its products. With respect to international sales, Reliant cannot assure you that it will be able to enter into agreements with additional third-party distributors on commercially reasonable terms, or at all. Additionally, Reliant’s existing distribution agreements are short-term and it cannot assure you that it will be able to renew them on commercially reasonable terms, or at all. The loss of one or more of Reliant’s distributors could have a material adverse effect on its business. Even if Reliant is able to enter into agreements with additional third-party distributors and renew its existing agreements, its third-party distributors may not commit the necessary resources to effectively market, sell and distribute its products and services. Reliant also faces challenges in training its third-party distributors on the benefits of Reliant’s products and in ensuring Reliant’s third-party distributors have sufficient incentive to focus their efforts on selling its products. If Reliant is unable to maintain and expand its direct and third-party marketing, sales and distribution networks, it may be unable to sell enough of its products for its business to be profitable and its financial condition and results of operations will suffer.

Because Reliant launched its first Fraxel laser system in 2004, it lacks published long-term data regarding the safety and efficacy of Fraxel laser systems. If any long-term data is not positive or consistent with Reliant’s limited short-term data, its business will suffer.

Reliant’s Fraxel laser systems have only recently been introduced, and practitioners may choose not to purchase Fraxel laser systems until they receive additional published long-term data and recommendations from prominent physicians and other health care providers that Reliant’s systems are safe and effective. Because Reliant launched its first Fraxel laser system in 2004, there is no data available regarding the long-term safety and efficacy of Fraxel laser systems, and the results in Reliant’s existing clinical studies may not be indicative of results that will be experienced by patients over time. Clinical studies of aesthetic treatments are subject to a number of limitations. These studies do not involve well-established objective standards for measuring the effectiveness of treatment. Subjective before and after evaluation of the extent of change in the patient’s appearance, performed by a medical professional or by the patient, is the most common method of evaluating effectiveness. A clinical study may conclude that a treatment is effective even if the change in appearance is subtle and not long-lasting. Furthermore, some of Reliant’s existing data has been produced in studies that involve relatively small patient groups, and the data may not be reproducible in larger and more diverse patient populations or with less skilled practitioners. Additional long-term patient follow-up studies may indicate that Fraxel laser systems are not as safe and effective as Reliant believes or are as safe and effective as alternative treatments offered by others now or in the future. If new independent studies or comparative studies generate long-term results that are not as favorable as Reliant’s current clinical results, Reliant’s business will suffer.

Reliant’s products and products in development may cause undesirable side effects that could limit their use, require their removal from the market or prevent further development.

The potential side effects associated with treatments using Fraxel laser systems may include bruising, redness, infection, swelling, burning, blistering, eye damage and undesirable pigmentation changes. These side effects may limit the use of Fraxel laser systems, particularly if physicians or patients perceive that the risk of side effects outweighs the benefits. If a severe side effect were to be associated with any of Reliant’s products, Reliant could be required by the U.S. Food and Drug Administration, or FDA, or other regulators to suspend the marketing of the products, conduct additional safety tests and potentially cease the sale of its products. More severe effects associated with Reliant’s products or products in development, including those that require reporting under Medical Device Reporting, or MDR, regulations, may be observed in the future. In addition, Reliant faces the potential for product liability claims from patients who experience side effects, whether or not any action is taken by a regulatory authority. Undesirable side effects could prevent Reliant from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product. As of June 30, 2008, pursuant to the MDR regulations, Reliant has reported to the FDA 16 incidents related to scarring or necessary medical intervention to preclude the formation of scarring following treatments with the Fraxel SR750 laser or the Fraxel re:store laser. Two of these incidents also involved infections.

Reliant’s ability to compete depends upon its ability to innovate, develop and commercialize new products and product enhancements, and identify new markets for its products and technology.

The market for aesthetic skin procedures is highly competitive and dynamic, and marked by rapid and substantial technological development and product innovations and aggressive sales and marketing activities by competitors. Because of the size of the market for aesthetic skin procedures, Reliant anticipates that new or existing competitors will develop competing products, procedures or clinical solutions. These products, procedures or clinical solutions could be more effective, less invasive, easier to perform or less costly than Reliant’s Fraxel procedures. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins or loss of market share and may render Reliant’s products obsolete. In addition, there are few barriers that prevent new entrants or existing companies from developing additional products in this market, including products that compete directly with Reliant’s. For example, existing competitors have developed products based on fractional resurfacing technology. To be successful, Reliant must, among other things, enhance its products, develop new and innovative applications of fractional resurfacing and design, develop and market new products that successfully respond to competitive developments. The success of any product enhancement or new product offering will depend on several factors, including Reliant’s ability to:

•	develop or acquire new products that either add to or significantly improve Reliant’s current product portfolio;

•	successfully establish the Fraxel brand in the minds of consumers thus driving demand for new and existing products;

•	convince Reliant’s current and future customers that any new product or product upgrade would be an attractive revenue-generating addition to their practices;

•	sell the Fraxel laser systems to additional customers, general practitioners, gynecologists, ophthalmologists, and others;

•	discover, test and validate new applications for the Fraxel laser systems;

•	protect the Fraxel laser systems with defensible intellectual property;

•	timely process Reliant’s regulatory filings and satisfy and maintain all regulatory requirements for commercialization;

•	maintain effective research collaborations; and

•	maintain effective sales and marketing strategies.

Reliant may be unable, however, to develop new products and technologies or new applications for its products, at the rate it expects, or at all, which could adversely affect its ability to grow and its financial results.

Reliant sells its Fraxel laser systems internationally and is subject to various risks relating to such international activities which could adversely affect its international sales and operating performance.

During the year ended December 31, 2007 and the six months ended June 30, 2008, 38% and 35%, respectively, of Reliant’s net revenues was attributable to sales to areas outside of the United States. Reliant believes that a significant percentage of its future revenue will come from international sales as it expands its overseas operations and develop opportunities in additional international areas. During the year ended December 31, 2005, 18% of Reliant’s net revenues was attributable to sales in South Korea. Reliant’s international business may be adversely affected by changing economic, political and regulatory conditions in foreign countries. Because the majority of Reliant’s sales are currently denominated in U.S. dollars, if the value of the U.S. dollar increases relative to foreign currencies, its products could become more costly to the international consumer, and therefore less competitive in international markets, which could affect its financial performance. Furthermore, fluctuations in exchange rates could reduce Reliant’s revenue and affect demand for its products. Engaging in international business inherently involves a number of other difficulties and risks, including:

•	required compliance with existing and changing foreign regulatory requirements and laws;

•	export or import restrictions;

•	controls relating to the import and use of technology;

•	pricing pressure that Reliant has experienced internationally;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers;

•	international terrorism and anti-American sentiment;

•	cultural acceptance and attitudes towards aesthetic treatments;

•	difficulties in penetrating markets in which Reliant’s competitors’ products are more established;

•	difficulties and costs of staffing and managing foreign operations; and

•	difficulties in protecting or procuring intellectual property rights.

If one or more of these risks occurs, it could require Reliant to dedicate significant resources to remedy, and if it is unsuccessful at finding a solution, Reliant’s financial results will suffer.

Procedures using Fraxel laser systems may be performed by non-physicians, which could increase the potential for misuse of Reliant’s products, which could harm Reliant’s reputation and business.

Regulations in many states permit Reliant to sell its products only to licensed practitioners. Not all licensed practitioners may be specifically trained in performing aesthetic procedures. Additionally, in some states Reliant’s products may be used by non-physicians, such as a nurse practitioners, technicians or physician assistants under the supervision of a licensed practitioner. Outside the United States, many regions do not require specific qualifications or training for purchasers or operators of Reliant’s products. Reliant develops and markets its products with these users in mind. However, Reliant’s products may be operated by persons with varying levels of experience and training. The lack of experience and training, and the use of Reliant’s products by non-physicians, may result in product misuse and adverse treatment outcomes, which could harm Reliant’s reputation and expose it to costly product liability litigation. In addition, some states have introduced legislation that restricts the use of laser treatment systems to physicians, or designated specialists which may negatively impact other licensed practitioner’s decision to purchase Reliant’s laser systems.

If third parties are able to supply consumable treatment tips for Fraxel laser systems to Reliant’s customers, Reliant’s business could be adversely impacted.

Reliant’s consumable treatment tips are protected by an encryption technology that is designed to authenticate that the tips are supplied by Reliant or by a supplier authorized by Reliant. In March 2006, Reliant became aware that a third party had been able to reprogram its tips for the Fraxel SR750 laser systems. In August 2006, Reliant became aware that this third party had begun selling such refurbished tips to some of Reliant’s customers. The Fraxel SR750 laser system, the predecessor to the Fraxel re:store laser system, is currently not actively marketed by Reliant. Reliant does not believe that any third party has been able to reprogram the tips for the other Fraxel laser systems. However, it is possible that a third party may be able to do so. In addition, a third party may find other methods of circumventing Reliant’s encryption technology and other technological barriers that Reliant has employed to ensure that only Reliant’s tips are used with Fraxel laser systems. If a third party is able to supply consumable treatment tips to Reliant’s customers, this could result in:

•	a reduction in the rate of consumable treatment tip sales by Reliant;

•	price pressure on Reliant’s sales of its consumable treatment tips;

•	reduction in the safety or efficacy of treatments performed with the Fraxel laser systems; and

•	damage to the Fraxel brand and associated loss of goodwill.

Reliant has limited experience manufacturing Fraxel laser systems and consumable treatment tips in commercial quantities, which could adversely impact its business.

Reliant began manufacturing its first Fraxel laser systems and consumable treatment tips in late 2004. Because Reliant has only limited experience in manufacturing in commercial quantities, Reliant may encounter unforeseen situations that would result in delays or shortfalls. Reliant faces significant challenges and risk in manufacturing Fraxel laser systems and consumable treatment tips, including:

•	Reliant’s production processes may have to change to accommodate any significant future expansion of its manufacturing operations and growth;

•	key components of Fraxel laser systems are currently provided by a single supplier or limited number of suppliers, and Reliant does not maintain large inventory levels of these components;

•	Reliant has limited experience manufacturing Fraxel laser systems in compliance with FDA’s Quality System Regulation; and

•	to increase Reliant’s manufacturing output significantly, it will have to attract and retain qualified employees, who may be in short supply, for the assembly and testing operations.

If Reliant is unable to keep up with demand for Fraxel laser systems, its revenue could be impaired, market acceptance for Fraxel laser systems could be adversely affected and Reliant’s customers might instead purchase competitors’ products.

Reliant forecasts sales to determine requirements for components and materials used in its products and if its forecasts are incorrect, it may experience either delays in shipments or increased inventory carrying costs.

Reliant keeps limited materials and components on hand. To manage its manufacturing operations with its suppliers, Reliant forecasts anticipated product orders and material requirements to predict its inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements. Reliant’s limited historical experience may not provide it with enough data to accurately predict future demand. If Reliant’s business expands, its demand for components and materials would increase and its suppliers may be unable to meet its demand. If Reliant overestimates its component and material requirements, it will have excess inventory. If Reliant underestimates its component and material requirements, it may have inadequate inventory, which could interrupt, delay or prevent delivery of its products to its customers. Any of these occurrences could negatively affect Reliant’s financial performance and the level of satisfaction its customers have with its products.

Components used in Reliant’s products are complex in design, and any defects not discovered prior to shipment to customers could result in warranty claims, reducing Reliant’s revenue and increasing its cost.

In manufacturing its products, Reliant depends upon third parties for the supply of various components. Many of these components require a significant degree of technical expertise to produce. If Reliant’s suppliers fail to produce components to specification, or if the suppliers, or Reliant, use defective materials or workmanship in the manufacturing process, the reliability and performance of Reliant’s products will be compromised. In addition, the consumable treatment tips used by the Fraxel laser systems are currently designed to permit a number of treatments per tip, prior to replacement. If the consumable treatment tips wear out at a faster pace than Reliant expects, its customers may become dissatisfied and sales revenue may be harmed.

If Reliant’s products contain defects that cannot be repaired easily and inexpensively, Reliant may experience:

•	loss of customer orders and delay in order fulfillment;

•	damage to its brand reputation;

•	increased cost of its warranty program due to product repair or replacement;

•	product recalls;

•	additional regulatory filings;

•	inability to attract new customers;

•	diversion of resources from its manufacturing and research and development departments into its service department; and

•	legal claims against it.

The occurrence of any one or more of the foregoing could negatively affect Reliant’s financial performance and the level of satisfaction its customers have with its business.

The expense and potential unavailability of insurance coverage for Reliant’s customers could adversely affect Reliant’s ability to sell its products and its financial condition.

Some of Reliant’s customers and prospective customers may have difficulty in procuring or maintaining liability insurance to cover their operation and use of the Fraxel laser systems. Medical malpractice carriers are withdrawing or reducing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, Reliant’s customers may discontinue using the Fraxel laser systems and, industry-wide, potential customers may opt against purchasing laser and other light based products due to the cost or inability to procure adequate and/or cost effective insurance coverage.

Reliant depends on skilled and experienced personnel to operate its business effectively. If Reliant is unable to recruit, hire and retain these employees, its ability to manage and expand its business will be harmed, which would impair future revenue and operating performance.

Reliant’s success will depend on its ability to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel. Competition for scientists, clinicians and engineers, is intense and Reliant may not be able to retain its personnel. The loss of the services of scientists, clinicians or engineers could prevent the implementation and completion of Reliant’s objectives, including the development and introduction of its products. Reliant’s ability to retain its skilled labor force and its success in attracting and hiring new skilled employees will be a critical factor in determining whether it will be successful in the future. Reliant will face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees, as well as independent distributors, most of whom are geographically dispersed and must be trained in the use and benefits of Reliant’s products. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm Reliant’s ability to compete effectively and grow its business.

Risks Related to Intellectual Property

Reliant may be involved in future costly intellectual property litigation, which could impact its future business and financial performance.

The medical device industry, and the aesthetic laser industry in particular, is characterized by extensive litigation and administrative proceedings over patent and intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. A third party has asserted and third parties may in the future assert, that Reliant’s products and/or the methods it employs are covered by their patents or other intellectual property rights. In particular, in April 2006, Reliant received a letter from a third party asserting that its use of infrared laser technology in its laser systems potentially implicates patents exclusively licensed to the third party. Reliant engaged in discussions with the third party subsequent to receipt of the letter but Reliant does not believe that such third party possesses intellectual property rights that pertain to Reliant’s products. In November 2007, Reliant received a letter from a third party asserting that Reliant needed a license to a patent not owned by Reliant. Reliant does not believe that the assertions of the third party have merit. Because patent applications can take many years to issue, there may be applications now pending of which Reliant is unaware that may later result in issued patents that Reliant’s technology or its Fraxel laser systems may infringe. There also may be existing patents of which Reliant is unaware that one or more components of its Fraxel laser system may inadvertently infringe. In addition, Reliant’s competitors may apply for and obtain patents that could prevent, limit or interfere with Reliant’s ability to make, use, sell or import its products.

Any litigation or claim against Reliant may cause it to incur substantial costs, could place a significant strain on its financial resources, divert the attention of management from its business and harm its reputation. If an asserted patent were upheld as valid and enforceable against Reliant and Reliant were found to infringe, Reliant could be prevented from selling its products unless and until it could obtain a license to use the technology covered by such patents or are able to redesign its products to avoid infringement. A license may not be available at all or on terms acceptable to Reliant, and Reliant may not be able to redesign its products to avoid any infringement. Modification of Reliant’s products or development of new products that do not infringe could require Reliant to conduct additional clinical trials and to obtain new or modified approvals or clearances from the FDA, and other regulatory bodies, which would be time-consuming, expensive and uncertain. If Reliant is not successful in obtaining a license or redesigning its products, it may be unable to sell its products and its business would suffer.

Reliant may become involved in litigation not only as a result of alleged infringement of a third party’s patents or other intellectual property rights but also to protect its own intellectual property. Reliant may become involved in litigation to protect the trademark rights associated with its brand names, including the names of its products. Although “Fraxel” is Reliant’s registered trademark, Reliant did not adopt the name until 2004 and does not know whether others will assert that this name infringes their trademark rights. In addition, other names Reliant chooses for its products may be claimed to infringe trademarks held by others. If Reliant has to change the name of its products, it may experience a loss in goodwill associated with its brand names, customer confusion and a loss of sales.

Reliant’s intellectual property rights may not provide adequate protection for some or all of its products, which may permit third parties to compete against it more effectively.

Reliant’s success depends significantly on its ability to protect Reliant’s proprietary rights and technologies used in its products. Reliant relies on a combination of patent, copyright, trademark and trade secret laws, and nondisclosure, confidentiality and other contractual restrictions to protect its technology and products. Some of the components of the Fraxel laser systems, such as Reliant’s consumable treatment tips, currently are not, and in the future may not, be protected by Reliant’s issued patents. Reliant has filed numerous patent applications for several of these components; however, its patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to Reliant. Reliant’s issued patents, and those that may issue in the future, may be challenged, invalidated based on prior art or legally circumvented by third parties. In addition, Reliant’s issued patents do not preclude new or existing competitors from developing competing technologies based on fractional resurfacing generally. Consequently, Reliant’s competitors have developed products based on fractional resurfacing technology and could market products and use manufacturing processes that are substantially similar, or superior, to Reliant’s. Although Reliant has taken steps to protect its intellectual property and proprietary technology, Reliant cannot assure you that third parties will not be able to design around its current or future patents. Additionally, Reliant may not be able to prevent the unauthorized disclosure or use of its technical and proprietary information by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of Reliant’s intellectual property is difficult and imprecise, and Reliant does not know whether the steps it has taken to protect its intellectual property will be effective. Moreover, the laws of many foreign countries will not protect Reliant’s intellectual property rights to the same extent as the laws of the United States.

Reliant relies on licenses to use various patent rights that may be material to its business. Reliant has entered into an exclusive, royalty bearing, worldwide license with respect to a pending patent application with Massachusetts General Hospital relating to the method and apparatus used in the Fraxel laser systems. Under the agreement Reliant has made a milestone payment to Massachusetts General Hospital. Additionally, Reliant pays a royalty on the sale of the Fraxel laser systems as defined in the agreement. Reliant does not own the patent application that underlies this license. Reliant’s right to use the underlying technology and employ the inventions claimed in the licensed patent application is subject to Reliant abiding by the terms of the license. In addition, Reliant does not control the prosecution of the patent application subject to this license or the strategy for determining when the patent(s), if any, should be enforced. As a result, Reliant is largely dependent upon Massachusetts General Hospital to determine the appropriate strategy for prosecuting and enforcing the resultant patent(s), if any.

If Reliant’s intellectual property is not adequately protected against competitors’ products and methods, its competitive position could be adversely affected.

Risks Related to Regulatory Matters

If Reliant fails to comply with the extensive government regulations relating to its business, it may be subject to fines, injunctions and other penalties that could harm its business.

Reliant’s medical device products and operations are subject to extensive regulation by the FDA and various other federal, state and foreign governmental authorities. Government regulations and foreign requirements specific to medical devices are wide ranging and govern, among other things:

•	design, development and manufacturing;

•	testing, labeling and storage;

•	clinical trials in humans;

•	product safety;

•	marketing, sales and distribution;

•	premarket clearance or approval;

•	record keeping procedures;

•	advertising and promotion;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and

•	product import and export.

If Reliant fails to comply with applicable government regulations, the FDA, state, foreign and other governmental authorities have broad enforcement powers. Reliant’s failure to comply with applicable regulatory requirements could result in enforcement action which may include any of the following sanctions:

•	public warning letters, fines, injunctions, consent decrees and civil penalties;

•	repairs, replacements, refunds, recalls or seizures of Reliant’s products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing Reliant’s requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, they could harm Reliant’s business.

Reliant may incur significant liability if it is determined that Reliant is promoting off-label use of its products in violation of federal or state regulations in the United States.

In the course of practicing medicine, physicians may use Reliant’s medical devices for an indication that has not been cleared or approved by the FDA or other applicable regulatory agencies. Although the FDA and other regulatory agencies do not regulate a physician’s choice of treatments, the FDA and other regulatory agencies do restrict communications on the subject of off-label use. Reliant may not promote its medical devices for off-label uses. The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. If FDA determines that Reliant has improperly promoted off-label uses, it could request that Reliant modify its training or promotional materials or subject it to FDA enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities.

If Reliant fails to comply with the FDA’s Quality System Regulation and laser performance standards, its manufacturing operations could be halted and its business would suffer.

Reliant is required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that imposes methods, procedures and documentation requirements with respect to manufacturing and quality assurance activities, including the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of Reliant’s products. Reliant is also subject to similar state and foreign requirements. Because Reliant’s products involve the use of lasers, its products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products.

The FDA and state governmental agencies enforce the QSR and similar regulations and the laser performance standards through unannounced inspections. Reliant has been, and anticipates in the future to be, subject to such inspections. The FDA inspected Reliant’s facility in February 2005, and one 483 inspectional observation was noted. The observation noted the omission of a test procedure to verify the control system of the Fraxel SR750 laser system for the key switch removal process. In response to the observation, Reliant implemented a manufacturing test procedure in March 2005. Reliant cannot assure you that FDA would agree that its test procedure satisfactorily resolved the observation. Reliant’s failure to take satisfactory corrective action in response to an adverse QSR inspection or its failure to comply with applicable laser performance standards and state requirements could result in significant FDA enforcement action against Reliant, which could cause Reliant’s sales and business to suffer.

Product sales or introductions may be delayed or canceled as a result of the FDA regulatory process, which could cause Reliant’s sales or financial performance to decline.

Before Reliant may market a new or significantly modified medical device in the United States, Reliant generally must first obtain either 510(k) clearance or premarket approval, or PMA, from the FDA. The process of obtaining and maintaining such regulatory clearances and approvals from the FDA and similar regulatory authorities abroad can be costly and time consuming, and Reliant cannot assure you that such clearances and approvals will be granted or maintained. The FDA’s 510(k) clearance process usually takes from three to twelve months, but it can last significantly longer. The process of obtaining premarket approval is much more costly and uncertain, and generally takes from one to three years, or even longer, from the time a PMA application is filed with the FDA. Reliant may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional 510(k) clearances or premarket approvals for, its existing products in a timely fashion, or at all. Delays in obtaining future clearances or approvals would adversely affect Reliant’s ability to introduce new or enhanced products in a timely manner, which in turn would harm Reliant’s revenue and potential future profitability. The FDA may also change its policies, adopt additional policies, or revise existing regulations, each of which could prevent or delay 510(k) clearance or premarket approval of Reliant’s products, or could impact its ability to market its currently cleared device. Even Reliant’s new products or modified products eligible for the 510(k) process may be delayed or fail to receive required clearances.

Delays in obtaining regulatory clearances and approvals may:

•	delay or prevent or preclude commercialization of products Reliant develops;

•	require Reliant to perform costly procedures;

•	diminish any competitive advantages that Reliant may attain; and

•	reduce Reliant’s ability to generate revenues.

Reliant has received 510(k) clearance from the FDA permitting it to market the Fraxel SR750 laser system, the Fraxel re:store laser system, the Fraxel re:fine laser system and the Fraxel re:pair laser system for multiple treatment indications. Reliant cannot assure you that the clearance of the Fraxel laser systems for any or all of these indications will not be withdrawn if safety or effectiveness problems develop. For example, Reliant is subject to medical device reporting, or MDR, regulations, which require it to report to the FDA if its product causes or contributes to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury. As of June 30, 2008, Reliant has reported 16 incidents related to scarring and/or infection to the FDA under the MDR regulations. In some instances, the FDA has required Reliant to provide follow up information relating to MDR reports. If any MDR reports that Reliant files lead the FDA to conclude that the Fraxel laser systems presents an unacceptable risk to patients, Reliant may be forced to recall the product or withdraw it permanently from the market.

Reliant does not currently have any 510(k) submissions pending with the FDA. Reliant cannot assure you that future 510(k) clearances will be granted in a timely fashion, or at all. Delays in receipt or failure to receive new clearances or approvals or the failure to maintain existing clearances could reduce Reliant’s sales, financial performance and future growth prospects.

Modifications to the Fraxel laser systems may require new marketing clearances or approvals or require Reliant to cease marketing or recall the modified products until such clearances or approvals are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a premarket approval application. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review and reject any manufacturer’s decision. Reliant has made modifications to elements of its Fraxel laser systems for which it has not sought additional 510(k) clearance. The FDA may not agree with Reliant’s decisions regarding whether new clearances or approvals are required. If the FDA disagrees with Reliant, Reliant may be required to cease marketing or to recall the modified product until it obtains clearance or approval. In addition, Reliant could be subject to significant regulatory fines or penalties.

Reliant may be unable to obtain or maintain international regulatory qualifications or approvals for its current or future products and indications, which could harm its business.

Sales of Reliant’s products outside the United States are subject to foreign regulatory requirements that may vary widely from country to country. Regulatory approval in the United States does not ensure regulatory approval in international jurisdictions. In addition, exports of medical devices from the United States are regulated by the FDA. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain clearances or approvals, if required by other countries, may be longer than that required for FDA clearances or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. Reliant may be unable to obtain or maintain regulatory qualifications, clearances or approvals in other countries. Reliant may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If Reliant experiences delays in receiving necessary qualifications, clearances or approvals to market its products outside the United States, or if it fails to receive those qualifications, clearances or approvals, Reliant may be unable to market its products or modifications in international markets effectively, or at all.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement contains forward-looking statements that involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the results of Thermage, Reliant or the combined company to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “would,” “strategy,” “plan” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, results of Thermage and Reliant could differ materially from the expectations in these statements. The forward-looking statements included in this proxy statement/prospectus/information statement are made only as of the date of this proxy statement/prospectus/information statement, and neither Thermage nor Reliant is under any obligation to update their respective forward-looking statements and neither party intends to do so.

THE SPECIAL MEETING OF THERMAGE STOCKHOLDERS

General

Thermage is furnishing this proxy statement/prospectus/information statement to Thermage stockholders in connection with the solicitation of proxies by the Thermage board of directors for use at the special meeting of Thermage stockholders, including any adjournment or postponement of the special meeting.

Date, Time and Place of the Special Meeting

Thermage will hold a special meeting of its stockholders on [—], 2008, promptly at 10:00 a.m. local time at 25881 Industrial Boulevard, Hayward, California 94545.

Purpose of the Thermage Special Meeting

At the Thermage special meeting, including any adjournment or postponement thereof, Thermage stockholders will be asked to consider, vote upon and approve the following proposals:

1. To approve the issuance of 23,600,000 shares of Thermage common stock pursuant to the Agreement and Plan of Merger and Reorganization dated as of July 7, 2008 by and among Thermage, Relay Acquisition Company, LLC, a Delaware limited liability company and a wholly owned subsidiary of Thermage, and Reliant, and with respect to Articles VIII and X only, Steven Mendelow as Securityholder Representative and U.S. Bank National Association as Escrow Agent.

2. To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof pursuant to Thermage’s bylaws.

A copy of the merger agreement is attached to this proxy statement/prospectus/information statement as Annex A. Thermage stockholders are encouraged to read the merger agreement in its entirety.

THE MATTERS TO BE CONSIDERED AT THE THERMAGE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THERMAGE STOCKHOLDERS. ACCORDINGLY, THERMAGE STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE.

Recommendation of the Thermage Board of Directors

After careful consideration, the Thermage board of directors determined that the transaction is advisable, is fair to and is in the best interests of Thermage and its stockholders, and unanimously approved the issuance of shares of Thermage common stock pursuant to the merger agreement. The Thermage board of directors unanimously recommends that the Thermage stockholders vote “FOR” the issuance of shares of Thermage common stock pursuant to the merger agreement.

If your submitted proxy card does not specify how you want to vote your shares, your shares will be voted “FOR” the proposals described above.

Admission to the Special Meeting

Only Thermage stockholders as of the close of business on [—], 2008, and other persons holding valid proxies for the special meeting are entitled to attend the Thermage special meeting. Thermage stockholders and their proxies should be prepared to present valid government-issued photo identification. Thermage stockholders who are not record holders but hold shares through a broker or nominee (i.e., in “street name”) should provide proof of beneficial ownership on the record date for the Thermage special meeting, such as their most recent account statement prior to [—], 2008, or other similar evidence of ownership. Anyone who does not provide valid government-issued photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting.

Record Date and Stockholders Entitled to Vote

Record Holders. Record holders of Thermage common stock at the close of business on [—], 2008, the record date, may vote at the special meeting. On September 30, 2008, Thermage had 24,082,735 outstanding shares of common stock, which were held by approximately 90 record holders.

Registered Stockholders. If your shares are registered directly in your name with Thermage’s transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent to you by Thermage. As the stockholder of record, you have the right to grant your voting proxy directly to Thermage or to vote in person at the special meeting.

Street Name Stockholders. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered, with respect to those shares, the record holder. As the beneficial owner, you have the right to direct your broker or nominee how to vote, and you are also invited to attend the special meeting. However, since you are not the record holder, you may not vote these shares in person at the special meeting unless you follow your broker’s procedures for obtaining a legal proxy. Your broker or nominee has enclosed a voting instruction card for you to use.

A complete list of the stockholders entitled to vote at the special meeting will be available for examination by any stockholder for any purpose germane to the special meeting, during ordinary business hours, for a period of at least 10 days prior to the special meeting, at the offices of Thermage, Inc., 25881 Industrial Boulevard, Hayward, California 94545. Such list will also be available for examination at the special meeting.

How You Can Vote

You can only vote your shares if you are either represented by proxy or eligible to vote your shares in person at the special meeting. You can submit your proxy by:

•	the Internet, as described on the proxy card;

•	telephone, as described on the proxy card; or

•	mail, by completing and returning the enclosed proxy card.

If you hold shares through a bank, broker or other nominee, please provide your voting instructions by Internet or telephone (if available) or mail in accordance with the instructions contained on your voting instruction card. If you return a properly signed proxy card, we will vote your shares as you direct.

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus/information statement and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one proxy card. The Thermage board of directors urges Thermage stockholders to complete, sign, date and return each proxy card and voting instruction card they receive for the Thermage special meeting.

Adjournment and Postponement

Thermage’s bylaws provide that a special meeting of the stockholders may be adjourned from time to time. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, Thermage may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned special meeting, a notice of the adjourned special meeting will be given to each stockholder of record entitled to vote at the special meeting.

Required Vote and Quorum

Holders of Thermage common stock are entitled to one vote for each share held as of the record date. Approval of the proposal to be voted on by Thermage stockholders regarding the issuance of shares of Thermage common stock in connection with the merger requires the affirmative vote of the holders of a majority of the shares of common stock of Thermage represented, in person or by proxy, and entitled to vote at the special meeting.

Attendance at the meeting in person or by proxy of holders of shares representing a majority of the outstanding shares of Thermage common stock constitutes a quorum. If a quorum is not present at the Thermage special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies.

We currently expect that American Stock Transfer & Trust Company, Thermage’s transfer agent, will tally the votes. Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Thermage will not disclose your vote except to allow for the tabulation of votes and certification of the vote, to facilitate a successful proxy solicitation and as necessary to meet applicable legal requirements.

Abstentions and Broker Non-Votes

Any abstentions will be counted for purposes of determining the presence or absence of a quorum and will have the same effect as votes against the approval of the proposals considered at the special meeting.

In the event that a broker, bank, custodian, nominee or other record holder of Thermage’s common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a “broker non-vote,” those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

Voting by Thermage Directors and Executive Officers

As of July 31, 2008, Thermage’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately 970,060 shares of Thermage common stock, or approximately 4.0% of the total outstanding shares of Thermage.

Revoking Your Proxy

You can change your vote or revoke your proxy at any time before the final vote at the special meeting. To do so, if you are the record holder, you may:

•	send a written, dated notice to the corporate secretary of Thermage at Thermage’s principal executive offices stating that you would like to revoke your proxy;

•	complete, date and submit a new later-dated proxy card;

•	vote at a later date by telephone or by using the Internet; or

•	vote in person at the special meeting. Your attendance alone will not revoke your proxy.

If you hold shares through a bank, broker or other nominee, you must contact your financial institution, broker or nominee for information on how to revoke your proxy or change your vote. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Written notices of revocation to the Corporate Secretary of Thermage should be addressed to Corporate Secretary, Thermage, Inc., 25881 Industrial Boulevard, Hayward, California 94545.

If you hold your shares in street name, you must give new instructions to your broker prior to the special meeting or obtain a signed “legal proxy” from the broker to revoke your prior instructions and vote in person at the meeting.

Any Thermage stockholder who has a question about the transaction or the approval of the issuance of shares of Thermage common stock pursuant to the merger agreement, or how to vote or revoke a proxy, or who wishes to obtain additional copies of this proxy statement/prospectus/information statement, should contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders Call Toll-Free: 888-750-5834

Banks and Brokers Call Collect: 212-750-5833

or

Investor Relations

Thermage, Inc.

25881 Industrial Boulevard

Hayward, California 94545

Phone: (510) 259-7117

Email: IR@thermage.com

Other Matters

Other than the proposal described in this proxy statement/prospectus/information statement, the Thermage board of directors knows of no other matters to be acted upon at the special meeting. If any other matter should be duly presented at the special meeting in accordance with Thermage’s bylaws and upon which a vote properly may be taken, shares represented by all proxies received by Thermage will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

Solicitation of Proxies and Expenses

Thermage will pay the expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus/information statement. Thermage will be responsible for any fees incurred in connection with the solicitation of proxies for the Thermage special meeting. Thermage has engaged Innisfree M&A Incorporated as its proxy solicitor for the Thermage special meeting. In addition to solicitation by mail, the directors, officers, employees and agents of Thermage may solicit proxies from Thermage stockholders by telephone or other electronic means or in person. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to the beneficial owners of shares held of record by these persons. Thermage also may use several of its regular employees, who will not be specially compensated, to solicit proxies from Thermage stockholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Stockholders Sharing an Address

Thermage stockholders sharing an address with another stockholder may receive only one set of proxy materials at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate set of proxy materials now or in the future may write or call Thermage to request a separate copy of these materials as follows: Corporate Secretary, Thermage, Inc., 25881 Industrial Boulevard, Hayward, California 94545, or Investor Relations at (510) 259-7117.

THE MERGER

The following is a description of the material aspects of the proposed merger and related transactions. The following description may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement, including the section entitled “Risk Factors” beginning on page 18, and the other documents we refer to for a more complete understanding of the transaction.

Background of the Merger

Both Thermage and Reliant regularly evaluate strategic opportunities, including potential mergers with other companies, acquisitions of other companies or assets, and other strategic alliances. The terms and conditions of the merger agreement and the merger are the result of arm’s length negotiations between representatives of Thermage and of Reliant. The following is a summary of the background of these negotiations.

From March through July 2007, Stephen Fanning (President and Chief Executive Officer of Thermage) and Eric Stang (President and Chief Executive Officer of Reliant) met in person or spoke by telephone on a number of occasions to familiarize each other with their respective companies and to discuss potential strategic relationships or transactions between the two companies.

Beginning in June 2007, Thermage requested that its financial advisor, Thomas Weisel Partners LLC, prepare detailed analyses of a potential business combination with Reliant, and Thermage began more focused consideration of a strategic opportunity with Reliant.

On July 20, 2007, Thermage and Reliant entered into a mutual nondisclosure agreement.

On August 2, 2007, Mr. Fanning, Mr. Stang, Laureen DeBuono (then-Chief Financial Officer of Thermage), Andrew Galligan (Chief Financial Officer of Reliant) and Dan Ferrari (Vice President, Business and Financial Planning of Thermage) met to present business and financial information to one another regarding the two companies and to discuss the synergies and strategic rationale of a potential business combination.

From August 3 to September 12, 2007, Mr. Fanning and Mr. Stang continued to hold further exploratory discussions regarding a potential business combination of Reliant and Thermage.

On September 12, 2007, Mr. Stang indicated to Mr. Fanning in a telephone discussion that Reliant intended to pursue its initial public offering rather than a business combination with Thermage.

From September to November 2007, Reliant continued to pursue an initial public offering. Reliant completed the SEC registration statement review process and transaction marketing efforts, but it was unable to complete the offering on acceptable terms. Reliant withdrew its registration statement on November 15, 2007.

On November 19, 2007, Mr. Stang contacted Mr. Fanning and suggested holding further discussions on a potential business combination.

On November 21, 2007, Mr. Fanning and Mr. Stang met to discuss a potential transaction, but suspended discussions as a result of differing valuation expectations.

In mid-December 2007, the parties resumed discussions. On December 21, 2007, Mr. Fanning, Ms. DeBuono and Mr. Ferrari met with Mr. Stang, Reliant directors Leonard DeBenedictis, Henry Gauthier and William Harrington, and Reliant board observer Robert Ward. The parties continued to exchange information and hold additional discussions through the end of December 2007.

On January 4, 2008, Thermage presented a preliminary written proposal to Reliant outlining an offer to acquire Reliant.

From January 4 to January 17, 2008, Thermage and Reliant negotiated terms of a potential transaction. During this period, the parties tentatively agreed on terms that would form the basis for a term sheet, including an approximate equity split of the combined company between the respective current stockholders of Thermage and Reliant.

On January 18, 2008, the Thermage board of directors met and reviewed the status of the acquisition discussions with Reliant. Representatives of Thomas Weisel Partners LLC, Thermage’s financial advisor, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, Thermage’s corporate counsel, participated in the meeting and addressed questions of the board. The board reviewed potential synergies of a combination as well as potential benefits and risks of the transaction to Thermage and its stockholders. The board also discussed a preliminary timeline of the proposed transaction and structural and legal aspects of the transaction. The board authorized Thermage management to move forward with discussions and negotiations and provided guidance on the proposed terms.

On January 22, 2008, Thermage presented a draft of a preliminary, non-binding term sheet and exclusivity agreement to Reliant.

From January 22 to March 6, 2008, the parties negotiated the preliminary, non-binding term sheet and exclusivity agreement. The parties also exchanged due diligence request lists and conducted due diligence on the parties’ respective businesses.

On February 12, 2008, the Thermage board of directors met and reviewed the status of the acquisition discussions with Reliant, including the proposed terms and conditions and various analyses of the transaction prepared by management. Representatives of Wilson Sonsini Goodrich & Rosati participated in the meeting and addressed questions of the board. The board also discussed the strategic rationale for the transaction. The board authorized management to continue the discussions and negotiations with Reliant and provided guidance on the proposed terms.

On February 15, 2008, Thermage formally engaged Thomas Weisel Partners LLC as financial advisor.

On February 29, 2008, Mr. Fanning and Clint Carnell (Chief Operating Officer of Thermage) made a presentation to the Reliant board of directors regarding Thermage and the proposed transaction.

In early March 2008, Reliant informed Thermage that it had received an all-cash alternative acquisition proposal from a third party (“Company A”) at a valuation approximately 22% higher than the last price offered by Thermage to Reliant.

On March 5, 2008, the Thermage board of directors met and reviewed recent developments that had taken place in the acquisition discussions with Reliant. Representatives of Thomas Weisel Partners and Wilson Sonsini Goodrich & Rosati participated in the meeting and addressed questions of the board. The board discussed the alternative proposal received by Reliant and noted that Reliant’s board of directors was expected to meet the following day to consider this proposal. After additional discussion, the board authorized Thermage management to present a revised, non-binding proposal to Reliant as outlined by management and Thermage’s financial advisors.

On March 6, 2008, Thermage presented a revised acquisition proposal to Reliant, and the parties executed a 14-day exclusivity agreement restricting Reliant from participating in acquisition discussions with other parties. The Reliant board of directors decided to enter into such exclusivity agreement in lieu of proceeding with discussions with Company A as the board believed that the Thermage proposal was superior to the Company A proposal because, among other things, the Thermage proposal provided potential long-term strategic value and was at a more advanced stage of negotiations.

On March 11, 2008, the Thermage board of directors met and reviewed recent transaction developments. The board also received an update regarding the planned due diligence process. At this meeting, Thermage’s financial and legal advisors also led a discussion regarding structural and procedural aspects of the transaction. Later this day, Thermage presented an initial draft of a definitive merger agreement to Reliant.

From March 11 to March 14, 2008, Thermage continued to conduct business, financial and legal due diligence on Reliant.

On March 14, 2008, members of management of each of Thermage and Reliant participated in due diligence meetings at the offices of Wilson Sonsini Goodrich & Rosati. Thermage’s counsel distributed drafts of ancillary agreements, including bridge loan documents to Reliant’s counsel.

On March 16, 2008, the Thermage board of directors met to review the status of the transaction. Representatives of Thomas Weisel Partners and Wilson Sonsini Goodrich & Rosati participated in the meeting and addressed questions of the board. Thermage’s counsel reviewed the board’s fiduciary duties, and management reviewed the results of due diligence reviews to date. Thermage’s financial advisors presented a preliminary financial analysis of the transaction, and counsel reviewed the terms and conditions of the definitive merger agreement and the status of negotiations regarding key terms. The board authorized management and the company’s legal and financial advisors to continue to pursue the transaction on the terms discussed.

From March 17 to March 21, 2008, counsel to each of Thermage and Reliant negotiated the definitive merger agreement, bridge loan documentation, exclusivity agreement extension and other ancillary agreements. Thermage continued to conduct financial, legal and business due diligence. Mr. Fanning contacted significant pre-IPO venture capital stockholders regarding the possibility of signing a nondisclosure agreement in order to discuss the transaction and the possibility of executing a voting agreement to support the transaction.

On March 21, 2008, the parties extended the expiration time of the exclusivity agreement until 11:59 p.m. on March 24, 2008.

On March 24, 2008, counsel to each of Thermage and Reliant continued to negotiate the definitive merger agreement and ancillary agreements.

On March 24, 2008, the Reliant board of directors met and determined to terminate all discussions and negotiations with Thermage regarding the proposed transaction.

On March 24, 2008, at approximately the same time as the Reliant board meeting, the Thermage board of directors met to consider the transaction, during which meeting counsel reviewed the status of negotiations of the definitive agreement and the board received due diligence reports. The Thermage board meeting adjourned early when Mr. Stang telephoned Mr. Fanning to communicate the Reliant board’s decision to terminate discussions.

In late March 2008, Reliant began discussions with Company A regarding a possible acquisition which resulted in a proposal from Company A on May 7, 2008 that it would make an equity investment in Reliant, resulting in Company A holding an approximately 20% stake in Reliant, and enter into a corporate partnering relationship with Reliant. Reliant rejected this proposal as the Reliant board of directors concluded that it was not necessary to pursue a financing at that time and, in any event, if Reliant were to later seek financing, it would explore both financial and other strategic sources of funding.

From March 25 to June 27, 2008, Mr. Fanning and Mr. Stang communicated occasionally about the industry and Mr. Stang raised the possibility of restarting talks under a significantly altered transaction structure which was rejected by Mr. Fanning.

On May 20, 2008, Thermage terminated Thomas Weisel Partners as its financial advisor, and therefore informally engaged Stanford Group Company as its financial advisor.

On June 12, 2008, Thermage received from Company A (the same company referred to above) an unsolicited, non-binding proposal to acquire all of the outstanding shares of Thermage at $4.00 per share. The offered price represented a premium to the $2.80 closing sales price of the Thermage common stock on June 12, 2008. The consideration would consist of 50% cash and 50% of the common stock of Company A. The proposal was conditioned upon due diligence and entering into a 60 day exclusivity period.

On June 19, 2008, the Thermage board of directors met to consider the proposal by Company A. Representatives of Stanford Group Company and Wilson Sonsini Goodrich & Rosati participated in the meeting and addressed questions of the board. Stanford Group Company presented an analysis of Company A’s proposal, and counsel reviewed the board’s fiduciary duties in considering the proposal. The board discussed information regarding Company A and various analyses of the proposal, including comparable companies, premiums paid and discounted cash flow analyses, an accretion/dilution analysis and the assumptions underlying such analyses. Following this discussion, the board determined to reject Company A’s acquisition proposal, concluding that Thermage was not for sale and that, in any event, the proposal did not imply an adequate value for stockholders of Thermage. The board based this determination upon all of the information presented to and reviewed by it, including the various financial analyses of the offer and the assumptions underlying such analyses, the information regarding Thermage’s current operations and future long-term business prospects as a stand-alone company and Thermage’s long-term strategic plan. Thermage communicated this rejection to Company A.

On June 27, 2008, Mr. Stang contacted Mr. Fanning to indicate that Reliant would like to proceed with a transaction on substantially similar terms to those last discussed on March 24, 2008, except for a carve-out of certain technology outside of the field of aesthetics. Following this discussion, Mr. Fanning informally contacted members of the Thermage board of directors to advise them of Reliant’s renewed interest in a transaction.

On June 30, 2008, Mr. Fanning, Mr. Ferrari and Jack Glenn (Chief Financial Officer of Thermage) met with Mr. Stang to perform management financial and other business due diligence regarding Reliant.

On July 1, 2008, counsel to each of Thermage and Reliant met with Mr. Fanning and Mr. Stang to negotiate key terms of the proposed transaction which were based largely on the same terms as those discussed on March 24, 2008, with the exception of the carve-out of certain technology outside of the field of aesthetics. Among other terms, Thermage insisted on receiving the requisite Reliant stockholder approval by written consent immediately after the execution of a definitive merger agreement, and Reliant agreed to this term.

From July 1 to July 2, 2008, Thermage continued to conduct updated due diligence on Reliant, and the parties negotiated a definitive merger agreement and ancillary agreements.

On July 3, 2008, the parties continued to negotiate the definitive merger agreement and ancillary agreements, including a bridge loan agreement and an employment agreement for Reliant’s Chief Technology Officer. Thermage continued to conduct updated due diligence on Reliant.

On July 3, 2008, Thermage received a non-binding letter from Company A stating that, conditioned upon Company A’s agreement on the identification of at least $20 million in annual cost synergies, Company A would be prepared to pay between $5.00 and $6.00 per share in cash or a combination of cash and stock for all of the outstanding shares of Thermage. The offered price range represented a premium to the $2.65 closing sales price of the Thermage common stock on July 3, 2008. The proposed price range continued to be subject to due diligence and a 60 day exclusivity period.

On July 3, 2008, the Thermage board of directors met to receive an update on the status of the transaction. Representatives of Stanford Group Company and Wilson Sonsini Goodrich & Rosati participated in the meeting and addressed questions of the board. The board received a review of its fiduciary duties from its counsel, preliminary due diligence reports from management and counsel, a preliminary financial analysis from its financial advisor, a description of terms of definitive merger agreement and an update on negotiations. The board authorized management and the company’s legal and financial advisors to continue to negotiate to see if an acceptable resolution of open items could be achieved. At this meeting, the board also considered the July 3 letter from Company A. Thermage’s financial advisor presented an analysis of the revised price range and counsel reviewed the board’s fiduciary duties. The board concluded to continue to pursue its strategic business combination with Reliant, which was then in an advanced stage of negotiations. The board also noted that, because the offer consisted of a wide range of possible prices, was conditioned upon the identification of at least

$20 million of annual cost synergies and was subject to due diligence and a 60 day exclusivity period, it was a highly conditional offer. In addition, because Thermage management expressed concern regarding Company A’s intent and motivation in making the offer, based on prior experience with Company A, the board noted the potentially limited possibility of completing a transaction with Company A on a timely basis and in line with the offer. The board also noted the high probability of losing the Reliant transaction if it entered into discussions with Company A. Furthermore, the board determined that Thermage continued to not be for sale and that, in any event, the proposal did not imply an adequate value for stockholders of Thermage. The board based this determination upon all of the information presented to and reviewed by it, including the various financial analyses of the offer and the assumptions underlying such analyses, the information regarding Thermage’s current operations, future long term business prospects as a stand-alone company and Thermage’s long-term strategic plan. In addition, because the combination with Reliant was in an advanced stage of negotiations, the Board also based its determination on the information regarding the joint prospects for a combined Thermage/Reliant, including the potential cost savings and other synergies that had been mutually identified and could be achieved by the combined company. Following this discussion, the board authorized management to respond negatively to Company A’s July 3 letter.

From July 4 through July 6, 2008, the parties negotiated final versions of the definitive merger agreement and ancillary agreements. Thermage completed its additional due diligence process.

On July 5, 2008, Thermage entered into a formal engagement letter with Stanford Group Company to render a fairness opinion.

On July 6, 2008, the Reliant board of directors met to consider authorizing the company to enter into the proposed definitive merger agreement with Thermage. Following this meeting, Reliant proposed a “collar” arrangement to provide Reliant certain rights in the event that the Thermage stock price falls below a certain level. Thermage rejected this proposal, and Mr. Fanning and Mr. Stang negotiated certain final terms. In order to address Reliant’s concern, Reliant and Thermage agreed to revise the merger agreement to provide that if the Thermage stock price drops to a level that would result in the per share merger consideration being received by Reliant’s common stockholders pursuant to Reliant’s charter documents equaling less than $0.50 per share, then the common per share merger consideration would be fixed at $0.50 per share and the merger consideration to be received by Reliant’s preferred holders would be adjusted downward accordingly such that the overall amount of merger consideration would not change. The Reliant board of directors met again to consider authorizing the company to enter into the revised merger agreement. Representatives of Piper Jaffray and Cooley Godward Kronish LLP, Reliant’s corporate counsel, participated in the meeting and addressed questions of the board. Representatives of Piper Jaffray also presented a valuation analysis to the board, and issued an opinion to the board that the consideration to be paid by Thermage was fair from a financial point of view at this time. The board approved the merger agreement and the transactions contemplated thereby and authorized management to execute and deliver the merger agreement and ancillary agreements. Following these discussions, on the same date, the Thermage board of directors met to consider authorizing the company to enter into the proposed definitive merger agreement with Reliant. Representatives of Stanford Group Company and Wilson Sonsini Goodrich & Rosati participated in the meeting and addressed questions of the board. The board received final due diligence reports, a report on status of the definitive merger agreement and a review of the resolution of open issues, and a valuation analysis and report by Thermage’s financial advisors, including presentation of the Stanford Group Company’s fairness opinion that the merger consideration to be paid by Thermage was fair, from a financial point of view, to Thermage. The board approved the transaction and authorized management to execute the definitive merger agreement and ancillary agreements.

On July 7, 2008, the parties executed the definitive merger agreement. Shortly thereafter, executive officers, directors and certain stockholders of Thermage delivered executed voting agreements and lock-up agreements, and executive officers, directors and certain stockholders of Reliant delivered executed support agreements, lock-up agreements and written consents for the stockholders of Reliant to adopt the merger agreement.

On July 7, 2008, prior to the opening of the financial markets, the parties issued a press release announcing the proposed transaction. Later that day, Mr. Fanning and Mr. Stang held a joint investor conference call to review the proposed transaction.

On July 25, 2008, Thermage received an unsolicited written acquisition proposal from a different third party (“Company B”), of similar size to Thermage, proposing the acquisition of Thermage for $4.50 per share of Thermage common stock by Company B, after a termination of Thermage’s proposed transaction with Reliant. The offered price represented a premium to the $2.52 closing sales price of the Thermage common stock on July 25, 2008. The proposal did not specify the nature or source of the proposed consideration.

On July 31, 2008, the Thermage board of directors held a regularly scheduled meeting at which Company B’s proposal was discussed. Stanford Group Company reviewed financial matters and Wilson Sonsini Goodrich & Rosati discussed the fiduciary duties of the board and provisions of the definitive merger agreement.

On August 1, 2008, the Thermage board of directors reconvened solely to consider Company B’s proposal. After extensive discussion, the board of directors concluded that Company B’s proposal was not a bona fide acquisition proposal that was reasonably likely to lead to a superior proposal to the merger with Reliant and the failure to engage in discussion would not reasonably be expected to be a breach of the board’s fiduciary duties under Delaware law. The board of directors reached this conclusion, among other factors, due to the contingent nature of the proposal, particularly with respect to the nature and form of the consideration. The board also believed based upon the similar size of Company B and other background information reviewed by it that Company B would be required to raise additional debt or equity financing and/or would be required to obtain stockholder approval of certain aspects of the transaction in order to complete a transaction and that therefore Company B’s ability to consummate such a transaction was in question. The board also believed that the long-term value of Thermage was well in excess of the price offered by Company B. The board based this determination upon all of the information presented to and reviewed by it, including the various financial analyses of the offer and the assumptions underlying such analyses, the information regarding Thermage’s current operations and future long term business prospects and the joint prospects for a combined Thermage/Reliant, including the potential cost savings and other synergies that had been mutually identified and could be achieved by the combined company. In reaching this conclusion, the board also considered all of the potentially positive and negative factors identified with regard to the Reliant merger and set forth on pages 64 and 65.

On August 14, 2008, Company A submitted a revised unsolicited proposal to acquire Thermage, as an alternative transaction to Thermage’s pending merger with Reliant. The proposal called for the acquisition of all of the outstanding shares of Thermage for a price of $5.50 per share in cash or a combination of cash and stock, subject to due diligence and negotiation of a definitive agreement. The offered price represented a premium to the $2.98 closing sales price of the Thermage common stock on August 14, 2008.

On August 20, 2008, the Thermage board of directors met and considered Company A’s revised acquisition proposal. Representatives of Stanford Group Company participated in the meeting and presented a financial analysis of Company A’s proposal and addressed questions of the board. Representatives of Wilson Sonsini Goodrich & Rosati also participated in the meeting and reviewed the board’s fiduciary duties and Thermage’s obligations under the merger agreement with Reliant. The board directed its management and financial advisor to gather additional market and financial information regarding Company A’s proposal. The board indicated that it would consider this additional information at a subsequent meeting of the board, and the board directed management to schedule a meeting for such purpose in the near future. Following this meeting, Thermage issued a press release announcing its receipt of Company A’s revised unsolicited proposal and indicating that Thermage’s board would consider the proposal in a manner consistent with its fiduciary duties and in accordance with its obligations under the merger agreement with Reliant.

On August 28, 2008, Company A sent a letter to Thermage inquiring as to the status of Thermage’s consideration of Company A’s most recent unsolicited acquisition proposal.

On August 29, 2008, Thermage responded to Company A’s August 28, 2008 letter, reminding Company A of the obligations and restrictions of Thermage under the definitive merger agreement and indicated that Thermage’s board of directors was reviewing Company A’s proposal and would respond in due course.

On September 3, 2008, the Thermage board of directors met to further consider Company A’s revised acquisition proposal. Representatives of Wilson Sonsini Goodrich & Rosati participated in the meeting and reviewed the board’s fiduciary duties and Thermage’s obligations under the merger agreement with Reliant. Representatives of Stanford Group Company also participated in the meeting and presented the additional and updated financial analyses of Company A’s proposal that the board had requested at its prior meeting. Management provided a report regarding stockholder and market analyst reaction to the proposal. After extensive discussion, including a separate discussion among all non-management members of the board, the board unanimously voted to reject Company A’s proposal after concluding that the proposal was not an acquisition proposal that was reasonably likely to lead to a superior proposal to the merger with Reliant and the failure to engage in discussion would not reasonably be expected to be a breach of the board’s fiduciary duties under Delaware law. The board reached this conclusion, among other factors, due to the board’s belief that the value of Thermage was well in excess of the price per share proposed by Company A. The board based this determination upon all of the information presented to and reviewed by it, including the various financial analyses of the offer and the assumptions underlying such analyses, the information regarding Thermage’s current operations and future long term business prospects and the joint prospects for a combined Thermage/Reliant, including the potential cost savings and other synergies that had been mutually identified and could be achieved by the combined company. In reaching this conclusion, the board also considered all of the potentially positive and negative factors identified with regard to the Reliant merger and set forth on pages 64 and 65.

On September 4, 2008, Thermage issued a press release announcing the board’s decision to reject Company A’s unsolicited acquisition proposal.

On September 14, 2008, Company A sent a letter to Thermage retracting its previously announced unsolicited, non-binding proposal to acquire Thermage for a price of $5.50 per share.

Thermage’s Reasons For Entering into the Merger

At a meeting held on July 6, 2008, the Thermage board of directors concluded that the merger was consistent with and in furtherance of the long-term business interests of the company and fair to, and in the best interests of, Thermage and its stockholders, and that the merger agreement was advisable. Accordingly, the Thermage board of directors determined to recommend that the stockholders approve the issuance of shares of Thermage common stock pursuant to the merger agreement. The summary set forth below briefly describes the primary reasons, factors and information taken into account by the Thermage board of directors in reaching its conclusion. The Thermage board did not assign any relative or specific weights to the factors considered in reaching such determination, and individual directors may have given differing weights to different factors.

In the course of its deliberations regarding the merger, the Thermage board of directors consulted with Stanford Group Company regarding the financial aspects of the merger and with representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to Thermage, regarding the fiduciary duties of the members of the board of directors, legal due diligence matters and the terms of the merger agreement and related agreements. The Thermage board of directors also considered the following potentially positive factors, among others, in connection with its review and analysis of the merger, including.

•

the belief that the combined companies will be able to expand their position in the global market and establish a leadership position in the skin tightening and skin resurfacing and rejuvenation markets;

•	the strategic fit between Thermage and Reliant;

•

the belief that the complementary business models and customer bases of Reliant and Thermage will provide an opportunity to offer a broader range of complementary products to both new and existing customers;

•	the synergies of the combined company, including improved market position through product bundling, enhanced consumable opportunities and cross-selling opportunities by an expanded sales force;

•	the cost savings synergies that may be achieved from marketing, information technology and administrative and other operating efficiencies;

•	historical information concerning Reliant’s and Thermage’s respective businesses, financial performance and condition, operations, technology, management and competitive position;

•

the financial analyses of the Stanford Group Company presented to the Thermage board of directors on July 6, 2008 including, without limitation, analyses regarding current and historical market prices, prices paid in comparable acquisitions, valuations implied by multiple of certain measures of financial performance and forecasted financial results and valuations of comparable companies, and the opinion of the Stanford Group Company delivered to the Thermage board of directors, that, as of the date of such opinion, the merger consideration to be paid by Thermage was fair, from a financial point of view, to Thermage (the full text of the written opinion is attached to this proxy statement/prospectus/information statement as Annex D, which you are urged to read in its entirety);

•	enhanced ability to retain key personnel and integrate the two companies given the close proximity of each company’s corporate headquarters and manufacturing operations;

•	the impact of the merger on our customers and employees; and

•	the results of the due diligence review with respect to Reliant conducted by Thermage’s management and its financial and legal advisors.

The Thermage board of directors also considered a number of potentially negative factors in its deliberations concerning the merger, including:

•	the risk that the potential benefits and cost synergies sought in the merger might not be fully realized;

•	the risk that the combined company’s financial results will not meet expectations given the current economic climate;

•

the limitations imposed on the conduct of our business prior to the completion of the merger, including the fact that Thermage would be required to pay Reliant a $3.5 million termination fee in connection with termination of the merger agreement in certain circumstances, and that Thermage is subject to certain other restrictions regarding its solicitation of or negotiation with regard to any acquisition proposal as well as certain requirements regarding the disclosure to Reliant of any unsolicited acquisition proposals Thermage receives;

•	the risks relating to Reliant’s business and how they would affect the operations of the combined company;

•	the risk that the merger might not be completed in a timely manner or at all;

•	the effect of the public announcement of the merger on our ability to attract and retain key management, marketing, technical, administrative and other personnel;

•	the substantial charges to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

•	the risk that, despite the efforts of the combined company, key management, marketing, technical, administrative and other personnel might not remain employed by the combined company;

•	the challenges of integrating the businesses of Thermage and Reliant; and

•	the other risks and uncertainties set forth in the section entitled “Risk Factors.”

The foregoing information and factors considered by the Thermage board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Thermage board of directors.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Thermage board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Thermage board of directors may have given different weight to different factors. The Thermage board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Thermage’s management and Thermage’s legal advisors, and unanimously approved the merger agreement and the transaction contemplated thereby, including the merger.

Opinion of Thermage’s Financial Advisor

The Thermage board of directors engaged Stanford Group Company (“Stanford”) to render a fairness opinion with respect to the merger. At a meeting of the Thermage board of directors on July 6, 2008, Stanford delivered its oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of July 6, 2008, and based upon and subject to the factors, assumptions, procedures, qualifications and limitations set forth in the written opinion and described below, the merger consideration to be paid by Thermage in accordance with the terms of the Agreement and Plan of Merger and Reorganization dated July 7, 2008 (the “Merger Agreement”) was fair to Thermage from a financial point of view.

The amount and form of consideration to be paid in the merger was determined through arm’s-length negotiations between Reliant and Thermage and not by Stanford. Stanford was not asked to consider, and the Stanford opinion does not address, the underlying business decision of Thermage to engage in the merger, the relative merits of the merger as compared to other business strategies that might exist for Thermage, or the effect of any other transaction in which Thermage might engage. Stanford expressed no opinion or recommendation as to the value of Thermage common stock when and if issued in the merger or the prices at which shares of Thermage will trade at anytime.

The full text of the written opinion of Stanford, dated July 6, 2008, which sets forth the assumptions made, matters considered, qualifications, and limitations on and scope of the review undertaken by Stanford, is attached to this proxy statement/prospectus/information statement as Annex D and is incorporated herein by reference, all as consented to by Stanford. You are encouraged to, and should, read the Stanford opinion carefully and this summary of the written opinion of Stanford is qualified in its entirety by reference to the full text of such opinion. A materially complete discussion of the fairness opinion is set forth in this proxy statement/prospectus/information statement. The Stanford opinion addresses only the fairness, from a financial point of view, to Thermage of the merger consideration to be paid by Thermage. The Stanford opinion does not address any other aspect of the merger and does not express an opinion or recommendation to any director, stockholder or other person as to how to vote or act with respect to the merger. No limitations were imposed by the Thermage board of directors with respect to the investigations made or procedures followed by Stanford in rendering its opinion. In addition, the Stanford opinion does not express an opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the merger, or any class of such persons, relative to the merger consideration pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Finally, the Stanford opinion does not express an opinion as to the value of Thermage’s common stock when issued pursuant to the merger or the prices at which Thermage’s common stock will actually trade at any time.

The following is a summary of the various sources of information and valuation methodologies used by Stanford in arriving at its opinion.

In arriving at its opinion, Stanford:

•	reviewed a draft of the Merger Agreement;

•	reviewed certain publicly available information concerning Reliant and Thermage and certain other relevant financial and operating data of Reliant and Thermage furnished to it by Reliant and Thermage;

•	reviewed the historical stock prices and trading volumes of Thermage common stock;

•

held discussions with members of management of Reliant and Thermage concerning the current operations of and future business prospects for Reliant and Thermage and joint prospects for the combined company, including the potential cost savings and other synergies that may be achieved by the combined company;

•

reviewed certain financial forecasts with respect to Reliant and Thermage prepared by the respective managements of Reliant and Thermage and held discussions with members of such management concerning those forecasts;

•	reviewed certain research analyst projections with respect to Thermage and held discussions with members of the management of Thermage concerning those projections;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that it deemed relevant to similar data for Reliant;

•	reviewed the financial terms of certain other business combinations that it deemed generally relevant;

•	compared the relative contributions of each of Reliant and Thermage to the combined entity’s expected financial performance following the merger; and

•	reviewed such other financial studies and analyses and considered such other matters as it deemed appropriate.

In connection with its review and arriving at its opinion, Stanford assumed and relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by Stanford for purposes of its opinion and has neither attempted to verify independently nor assumed responsibility for verifying any of such information. With respect to the financial forecasts for Reliant and Thermage provided to us by the management of Reliant and Thermage, Stanford assumed, with Thermage’s consent and based upon discussions with such management, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of Reliant, Thermage and the combined company. Stanford relied, without independent verification, upon the estimates of Reliant’s management and Thermage’s management of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the merger. Stanford expressed no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based and did not verify independently such assumptions, forecasts or estimates.

Stanford relied on advice of counsel given to Thermage as to all legal matters with respect to Thermage, the merger and the Merger Agreement. Stanford did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Reliant or Thermage, nor did Stanford evaluate the solvency or fair value of Reliant or Thermage under any state or federal laws relating to bankruptcy, insolvency or similar matters. Stanford’s services to Thermage in connection with the merger were comprised of rendering an opinion of the fairness, from a financial point of view, to Thermage of the merger consideration to be paid by Thermage and does not address Thermage’s underlying business decision to engage in the merger or the relative merits of the merger as compared to other business strategies that might be available to Thermage. Stanford’s opinion was necessarily based upon economic, monetary and market conditions and other circumstances as they existed and could be evaluated by Stanford on the date of its opinion. It should be understood that, although subsequent circumstances and events may affect its opinion, Stanford does not have any obligation to update or revise its opinion and Stanford expressly disclaims any responsibility to do so.

In addition, in rendering its opinion, Stanford has assumed, with Thermage’s consent, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and that the merger will be consummated upon the terms and subject to the conditions set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Reliant, Thermage or the contemplated benefits of the merger.

The following is a summary of the principal financial analyses Stanford performed to arrive at its opinion. Some of the summaries of financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Additionally, although the financial metrics of the selected public aesthetic companies were used for comparison purposes, none of them is directly comparable to Reliant or Thermage or the combined company.

Stanford performed certain of the financial analyses set forth below by comparing three separate cases as follows:

•	Management Case Excluding Synergies

•	Excludes transaction adjustments such as amortization and foregone interest

•	Management Case With Synergies

•	Includes $14.0 million in synergies consisting of $3.1 million in cost of goods sold and $10.9 million in operating expenses

•	Includes transaction adjustments such as amortization and foregone interest

•	Downside Case With Synergies

•	Assumes slower revenue growth with constant gross margins and constant dollar value of operating expenses

•	Includes $14.0 million in synergies consisting of $3.1 million in cost of goods sold and $10.9 million in operating expenses

•	Includes transaction adjustments such as amortization and foregone interest

All three cases were based upon management projections provided by both Reliant’s and Thermage’s management team.

Selected Public Companies Trading Analysis

Stanford reviewed certain publicly available financial information relating to the following nine selected public aesthetic companies:

•	BioForm Medical

•	Candela

•	Cutera

•	Cynosure

•	Mentor

•	Obagi Medical Products

•	Palomar Medical Technologies

•	Syneron Medical

•	Thermage

Although none of the selected companies is directly comparable to Reliant, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Reliant.

Using publicly available financial and share price information, Stanford analyzed, among other things, the equity value and the enterprise value for each selected public aesthetic company. Enterprise value is the difference between each selected public aesthetic company’s fully-diluted market capitalization as of July 6, 2008 and the net debt for each selected company. The number of shares outstanding and the net cash for each selected public aesthetic company was as of the last reported quarter for each selected public aesthetic company and pro forma for subsequent equity financings, to the extent applicable to each such selected company. Stanford also calculated and compared various financial multiples and ratios for the selected companies, based on estimates for the selected public aesthetic companies. With respect to the selected public aesthetic companies, Stanford calculated, among other things:

•	Enterprise value as a multiple of 2008E Revenue

•	Enterprise value as a multiple of 2009E Revenue

•	Enterprise value as a multiple of 2010E Revenue

•	Enterprise value as a multiple of 2008E EBITDA

•	Enterprise value as a multiple of 2009E EBITDA

•	Enterprise value as a multiple of 2010E EBITDA

•	Equity value as a multiple of 2008E Net Income

•	Equity value as a multiple of 2009E Net Income

•	Equity value as a multiple of 2010E Net Income

The financial and valuation data analyzed as part of this analysis included:

	Selected Public Companies: 3rd Quartile	Selected Public Companies: 1st Quartile
2008E Revenue	0.3x	1.4x
2009E Revenue	0.6x	1.3x
2010E Revenue	1.0x	1.5x
2008E EBITDA	5.9x	6.6x
2009E EBITDA	3.4x	5.2x
2010E EBITDA	3.8x	4.3x
2008E Net Income	11.2x	17.9x
2009E Net Income	9.0x	12.9x
2010E Net Income	7.6x	11.0x

Stanford then used these multiples to calculate the implied enterprise value and equity value of Reliant based on the Management Case Excluding Synergies, the Management Case With Synergies and the Downside Case With Synergies.

The analysis yielded an implied enterprise value range of $18.9 million - $199.3 million and an implied equity value range of $11.9 million - $192.3 million for the Management Case Excluding Synergies.

The analysis yielded an implied enterprise value range of $52.5 million - $199.3 million and an implied equity value range of $45.5 million - $192.3 million for the Management Case With Synergies.

The analysis yielded an implied enterprise value range of $24.1 million - $171.5 million and an implied equity value range of $17.1 million - $164.5 million for the Downside Case Excluding Synergies.

Selected Precedent Transactions Analysis

Stanford reviewed selected data for Reliant and compared this data to corresponding data from a group of ten selected merger and acquisition transactions. Each of the merger and acquisition transactions met the following criteria:

•	Transaction completed since December 2003;

•	Transaction value between $50.0 million - $250.0 million;

•	Target company was a U.S.-headquartered medical device company; and

•	Target company was revenue generating.

The selected precedent transactions (Target/Acquirer) reviewed by Stanford were:

•	Liposonix/Medicis

•	Lifecore Biomedical/Warburg Pincus

•	MediSystems/NxStage Medical

•	Enpath Medical/Greatbatch

•	ZEVEX/Moog

•	RITA Medical Systems/AngioDynamics

•	Miltex/Integra LifeSciences

•	Compex Technologies/ReAble Therapeutics

•	Horizon Medical Products/Rita Medical Systems

•	Breg/Orthofix International

The financial and valuation data analyzed as part of this analysis included:

	3rd Quartile	1st Quartile
Implied Enterprise Value/LTM Revenue	1.6x	2.8x

Stanford then used these multiples to calculate the implied enterprise value of Reliant. The analysis yielded an implied enterprise value range of $124.5 million - $215.6 million and an implied equity value range of $117.5 million - $208.6 million.

Discounted Cash Flow Analysis

Stanford conducted a discounted cash flow analysis for Reliant for the purpose of determining the company’s enterprise and equity values under the Management Case Excluding Synergies, the Management Case With Synergies and the Downside Case With Synergies.

Stanford calculated the unlevered free cash flows that Reliant is expected to generate during fiscal years 2009 through 2013 based upon financial projections prepared by the management of Reliant and Thermage in connection with the proposed transaction. Stanford also calculated a range of terminal values of Reliant at the end of the five-year period ending 2013 by applying an exit EBITDA multiple of 4.0x to 7.0x based on the Selected Public Companies Trading Analysis. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 13.3% to 17.3%, which were chosen by Stanford based upon an analysis of the cost of capital. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Reliant’s estimated 2008 fiscal year-end net debt to obtain the present value of the free cash flows.

The analysis yielded the following implied enterprise value range and equity value range for Reliant:

	Enterprise Value	Equity Value
Management Case Excluding Synergies	$135.0 million - $236.0 million	$128.0 million - $229.0 million
Management Case With Synergies	$185.0 million - $310.0 million	$178.0 million - $303.0 million
Downside Case With Synergies	$113.0 million - $190.0 million	$106.0 million - $183.0 million

Contribution Analysis

Stanford analyzed the contribution of each of Reliant and Thermage to the pro forma combined company with respect to revenue, gross profit, EBITDA (before subtracting stock based compensation expense) and net income for fiscal years 2008 through 2009. The relative contribution analyses were prepared comparing the Management Case Excluding Synergies, the Management Case With Synergies and the Downside Case with Synergies. For purposes of the contribution analysis, Stanford assumed that the contributions with respect to revenue, gross profit, EBITDA and net income reflected each company’s contribution to the combined company’s pro forma enterprise value. Equity value contributions were derived by adjusting enterprise value contributions for outstanding net debt of both companies. The analyses yielded the following pro forma contributions:

Management Case Excluding Synergies

	2008		2009
Revenue
Thermage contribution	43.9%		44.4%
Reliant contribution	56.1		55.6
Gross Profit
Thermage contribution	49.0%		49.9%
Reliant contribution	51.0		50.1
EBITDA
Thermage contribution	NM	%	62.3%
Reliant contribution	NM		37.7
Net Income
Thermage contribution	NM	%	73.8%
Reliant contribution	NM		26.2

Management Case With Synergies

	2008	2009
Revenue
Thermage contribution	43.9%	44.4%
Reliant contribution	56.1	55.6
Synergies contribution	0.0	0.0
Gross Profit
Thermage contribution	47.6%	48.8%
Reliant contribution	49.6	48.9
Synergies contribution	2.8	2.3
EBITDA
Thermage contribution	(0.7)%	32.0%
Reliant contribution	0.5	19.4
Synergies contribution	100.2	48.6
Net Income
Thermage contribution	13.5%	46.5%
Reliant contribution	(65.1)	16.4
Synergies contribution	151.6	37.1

Downside Case With Synergies

	2008	2009
Revenue
Thermage contribution	44.9%	44.9%
Reliant contribution	55.1	55.1
Synergies contribution	0.0	0.0
Gross Profit
Thermage contribution	48.6%	49.2%
Reliant contribution	48.5	48.3
Synergies contribution	2.9	2.5
EBITDA
Thermage contribution	(0.9)%	24.3%
Reliant contribution	(18.4)	(3.3)
Synergies contribution	119.3	79.0
Net Income
Thermage contribution	21.3%	48.8%
Reliant contribution	(191.4)	(40.8)
Synergies contribution	270.1	92.0

The summary set forth above does not contain a complete description of the analyses performed by Stanford, but does summarize the material analyses performed by Stanford in rendering its opinion. The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant quantitative and qualitative methods of financial and valuation analysis and the application of those methods to the particular circumstances involved. The opinion is, therefore, not readily susceptible to partial analysis or summary description. Stanford believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, would create a misleading and incomplete view of the processes underlying its opinion. Stanford based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions, industry-specific factors and other matters, many of which are beyond the control of Reliant and Thermage or the combined company. Included in these assumptions were that there would be no material changes in the regulatory and other legal framework in which Reliant and Thermage operate, that the market would be accepting of the products being developed by Reliant and Thermage and that there would not be a material change in the competitive landscape in which Reliant and Thermage operate. Stanford did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Stanford considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Stanford arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Stanford in connection with its opinion operated collectively to support its determination as to the fairness to Thermage of the merger consideration to be paid by Thermage from a financial point of view.

The analyses performed by Stanford, particularly those that rely on estimates and projections which are based upon numerous factors or events beyond the control of Reliant and Thermage or the combined company or their respective advisors, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the selected public companies trading analysis described above are identical to Reliant, and none of the transactions used in the selected precedent transactions analysis described above are identical to the merger. Accordingly, an analysis of selected public companies and selected precedent transactions is not strictly mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and transactions and other factors that could affect the value of Reliant and the public trading values of the companies and transactions to which they were compared. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. None of Reliant, Thermage, the combined company, Stanford or any other person assumes responsibility if future results are materially different from those projected.

Stanford’s opinion was just one of the many factors taken into consideration by Thermage’s board of directors. Consequently, Stanford’s analysis should not be viewed as determinative of the decision of Thermage’s board of directors with respect to the fairness to Thermage of the merger consideration to be paid by Thermage from a financial point of view.

Stanford has not previously been engaged by Thermage to provide investment banking or other services on matters unrelated to the merger. Stanford and its affiliates may provide investment banking and financial advisory services to Thermage, and may receive fees for the rendering of such services.

In addition, Stanford and its affiliates may actively trade the equity securities of Thermage for their own account or for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Thermage paid Stanford a total of $250,000 in connection with rendering its fairness opinion in this transaction. Such fee was not contingent upon consummation of the merger. In addition to this fee, Thermage will reimburse Stanford for certain of its out-of-pocket expenses and Thermage has agreed to indemnify Stanford against certain liabilities, including liabilities under federal securities laws, in connection with the delivery of its opinion. The terms of the fee arrangement with Stanford, which are customary in transactions of this nature, were negotiated on an arm’s-length basis between Thermage and Stanford, and the Thermage board of directors was aware of the arrangement.

Stanford was selected by the Thermage board of directors to render an opinion to the Thermage board of directors because Stanford is a recognized investment banking firm that has substantial experience in transactions involving the valuation of businesses and their securities in connection with mergers and acquisitions. Stanford member FINRA/SIPC is part of Stanford Financial Group, a privately held global network of independent, affiliated financial services companies led by Chairman and CEO Sir Allen Stanford. Stanford Financial Group’s core businesses are private wealth management and investment banking for institutions and emerging growth companies. The Stanford Financial Group of companies provides private and institutional investors with global expertise in asset allocation strategies, investment advisory services, award-winning policy and equity research, international private banking and trust administration, commercial banking, investment banking, merchant banking, institutional sales and trading, real estate investment and insurance. Additionally, as part of its investment banking business, Stanford is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes and other transactions for corporate and other purposes.

Recommendation of the Thermage Board of Directors

After careful consideration and deliberation, and based on the foregoing analysis, as well as information evaluated at board meetings, including a meeting of the Thermage board of directors held on July 6, 2008, the Thermage board of directors determined that the transaction is advisable, and is fair to and in the best interests of Thermage and its stockholders, and unanimously approved the transaction and the merger agreement. The Thermage board of directors unanimously recommends that the Thermage stockholders vote “FOR” the issuance of shares of Thermage common stock pursuant to the merger agreement.

Reliant’s Reasons for Entering into the Merger

In considering the transaction with Thermage, the Reliant board of directors consulted with Piper Jaffray & Co. regarding the financial aspects of the merger and consulted with representatives of Cooley Godward Kronish,

LLP, outside counsel to Reliant, regarding the fiduciary duties of the members of the board of directors, legal due diligence matters and the terms of the merger agreement and related agreements. Based on these consultations and the factors discussed below, the Reliant board of directors unanimously determined that the merger and the merger agreement are substantively and procedurally fair to, and in the best interests of, Reliant stockholders.

In the course of reaching that determination and recommendation, the Reliant board of directors considered a number of factors supporting the proposed transaction in its deliberations, including the following:

•

its knowledge of Reliant’s business, financial condition, results of operations and prospects, competitive position and its belief that the proposed transaction is more favorable to Reliant stockholders than any other strategic alternative reasonably available to Reliant, including remaining as a stand-alone entity;

•

its belief that Reliant faces many challenges in its efforts to increase stockholder value as an independent company, including the need to obtain additional financing and the risks associated with obtaining additional financing and the likely terms on which it would be able to obtain that financing, developing and commercializing new products, obtaining and maintaining regulatory approvals and other execution risks, as well as business and market risks generally;

•	Reliant’s financial projections, including the risks related to the achievement of such projections in light of Reliant’s prior history of achieving its projections and current market conditions;

•

its view that it was not reasonable to expect that Reliant would be able to solicit or conclude an alternative transaction with another party at a higher price, based on the process Reliant conducted and the results of such process;

•	the merger consideration to be received by Reliant stockholders in the merger;

•

the merger consideration is a mix of cash and stock, which provides Reliant’s stockholders both an immediate cash value and the opportunity to participate in the long-term value of Reliant through ownership of Thermage common stock following the merger;

•

a public offering for Reliant would be very difficult and the merger will provide Reliant stockholders liquidity through merger consideration consisting of shares of Thermage common stock which is currently traded on the NASDAQ Global Market;

•	Thermage, as a public company, is better positioned than Reliant to raise additional capital;

•	the combined company will be led by experienced senior management and board of directors;

•

the ability to create a spin-off company, to which, prior to the merger, Reliant can exclusively license its patents and non-exclusively license its know-how for use outside of the field of aesthetics, which will provide certain Reliant stockholders the opportunity to participate in the long-term value of Reliant’s patents and know-how outside of the field of aesthetics through their receipt of stock of the spin-off company in connection with the merger;

•

the fact that Thermage would be required to pay Reliant a $3.5 million termination fee in connection with termination of the merger agreement in certain circumstances (as described in the sections entitled “Termination of the Merger Agreement” on page 108 and “Payments by Thermage following Termination” on page 109);

•

that, at the time of signing of the merger agreement, Thermage and Reliant would enter into a loan arrangement whereby Thermage would loan Reliant $5.0 million, thus satisfying Reliant’s short-term cash needs while avoiding an equity or debt financing on terms that could have been very dilutive to the Reliant stockholders, and the fact that the loan would not become due as a result of termination of the merger agreement, if it is terminated; and

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals.

The Reliant board of directors also considered a number of additional potentially countervailing factors in its deliberations concerning the merger, including the following:

•	the price volatility of Thermage’s common stock, which may reduce the value of the Thermage common stock that Reliant stockholders will receive upon the consummation of the merger;

•	the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on Reliant’s reputation and ability to obtain financing in the future;

•	the risk of diverting management’s attention from other strategic priorities;

•

that, under the terms of the merger agreement, Reliant agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that Reliant will not take a number of actions related to the conduct of its business;

•

the challenges and costs of combining the operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration and the inability to retain key employees as a result of the management and other changes that will be implemented in integrating the business could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	the risk of a delay in the closing of the merger due to the need for a Thermage stockholder vote and the risk that the Thermage stockholders will not approve the merger; and

•

various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus/information statement entitled “Risk Factors.”

The foregoing information and factors considered by the Reliant board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Reliant board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Reliant board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Reliant board of directors may have given different weight to different factors. The Reliant board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Reliant’s management and Reliant’s legal advisors, and unanimously approved the merger agreement and the transaction contemplated thereby, including the merger.

Opinion of Reliant’s Financial Advisor

Reliant’s board of directors retained Piper Jaffray & Co. to act as its financial advisor, and if requested, to render an opinion to it as to the fairness, from a financial point of view, of the merger consideration to be paid by Thermage in connection with the merger.

On July 6, 2008, the Reliant board of directors held a meeting to evaluate the proposed merger with Thermage. During this meeting, Piper Jaffray reviewed with the board of directors certain financial analyses, which are summarized below. Also at this meeting, Piper Jaffray delivered its oral fairness opinion to Reliant’s board of directors, which was subsequently confirmed in writing, to the effect that, as of July 6, 2008, and based upon and subject to the factors, assumptions and limitations set forth in its written opinion, the merger consideration to be paid by Thermage pursuant to the merger agreement was fair, from a financial point of view.

The full text of Piper Jaffray’s written opinion dated July 6, 2008, is attached as Annex E and is incorporated in its entirety herein by reference. Reliant stockholders are urged to, and should, carefully read the Piper Jaffray opinion in its entirety. The Piper Jaffray opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion. The Piper Jaffray opinion addresses only the fairness, from a financial point of view, as of July 6, 2008, of the merger consideration to be paid by Thermage in connection with the merger. The Piper Jaffray opinion was directed to Reliant’s board of directors and was not intended to be, and does not constitute, a recommendation to any Reliant stockholder as to how any such stockholder should act or vote with respect to the merger or any other matter.

In arriving at its opinion and performing the related financial analyses, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the merger agreement, dated July 5, 2008;

•	reviewed and analyzed certain publicly available financial and other data with respect to Thermage;

•

reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Reliant and Thermage that were furnished to Piper Jaffray by Reliant and Thermage, respectively, as well as those that were publicly available with respect to Thermage;

•	reviewed the current and historical reported prices and trading activity of Thermage common stock;

•	compared the financial performance of Reliant and Thermage with that of certain other publicly traded companies that Piper Jaffray deemed relevant;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant; and

•

conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary and appropriate in arriving at its opinion.

In addition, Piper Jaffray performed a discounted cash flows analysis for Reliant on a stand-alone basis. Piper Jaffray also conducted discussions with members of senior management and representatives of Reliant and Thermage concerning the financial condition, historical and current operating results of Reliant and Thermage, as well as the respective businesses and prospects of Reliant and Thermage before and after giving effect to the proposed transaction.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which opinion was orally reviewed with Reliant’s board of directors at a meeting held on July 6, 2008. The preparation of analyses relating to a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to Reliant’s board of directors on July 6, 2008.

This summary includes information presented in tabular format. In order to fully understand the financial analyses presented by Piper Jaffray, these tables must be read together with the text of each analysis summary and considered as a whole. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or Reliant’s board of directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 3, 2008, and is not necessarily indicative of current market conditions.

Transaction Overview

Piper Jaffray reviewed the financial terms of the proposed transaction based upon the aggregate consideration to be paid by Thermage to Reliant in connection with the merger. Pursuant to the terms of the merger agreement, Thermage will issue 23,600,000 shares of common stock to Reliant stockholders and pay $25.0 million in cash. Based upon the closing market price of Thermage common stock of $2.65 per share on July 3, 2008, Piper Jaffray determined the equity valuation of Reliant implied by the proposed merger consideration was approximately $87.5 million. Accounting for Reliant’s estimated net debt as of closing of $7.0 million (as calculated and projected by Reliant management) implied an enterprise valuation of approximately $94.5 million.

Analysis of Reliant

Comparable Companies Analysis. Piper Jaffray reviewed selected financial data that were prepared by Reliant’s management as its internal forecasts for calendar years 2008 through 2009 and compared them to corresponding consensus Wall Street forecasts, where applicable, for publicly traded companies that are engaged primarily in the aesthetic laser industry and which Piper Jaffray believed were similar to Reliant’s financial profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. The following seven publicly-traded aesthetic laser companies were determined to be representative of Reliant’s industry and market:

•	Biolase Technology

•	Candela

•	Cutera

•	Cynosure

•	Palomar Medical Technologies

•	Syneron Medical

•	Thermage

Using publicly available information as of July 3, 2008 for these comparable companies, Piper Jaffray calculated the enterprise value to revenue ratios for the last-twelve-month period, or LTM, as well as projected enterprise value to revenue ratios for calendar year 2008 and 2009 based on Reuters Consensus Estimates. These multiples were compared to the corresponding multiples of Reliant using the enterprise value implied by the merger consideration. For the purpose of this comparison, (1) Piper Jaffray relied upon Reliant’s management’s projections for the forecasted periods and (2) enterprise value was calculated on a fully diluted basis and assumed net debt of $7.0 million. The following table summarizes the results of this analysis:

Selected Companies	Range	Mean	Median	Reliant(1)
Enterprise Value/Revenue—LTM(2)	0.1x - 1.4x	0.7x	0.5x	1.3x
Enterprise Value/Revenue—2008(3)	0.1x - 1.3x	0.6x	0.6x	1.1x
Enterprise Value/Revenue—2009(3)	0.1x - 1.2x	0.6x	0.6x	0.9x

(1)	Based on implied enterprise value of $94.5 million.
(2)	LTM for Reliant and selected companies is as of March 31, 2008.
(3)	Projected revenue for Reliant for calendar years 2008 and 2009 are based on estimates of management.

Piper Jaffray also calculated the adjusted and unadjusted price to earnings multiples of the comparable companies for 2009 and compared those ratios with the corresponding multiple implied for Reliant by the merger consideration. The following table summarizes the results of this analysis:

Selected Companies	Range	Mean	Median	Reliant(1)
Adjusted Price/Earnings—2009(2)(3)	8.8x - 22.3x	15.0x	14.9x	22.3x
Unadjusted Price/Earnings—2009(3)	4.9x - 13.9x	10.3x	10.5x	14.1x

(1)	Based on implied enterprise value of $94.5 million
(2)	Adjusted P/E multiple is based on pro-forma earnings per share estimates, fully taxing earnings before interest and taxes (EBIT) at a rate of 40%.
(3)	Projected earnings for Reliant for calendar year 2009 are based on estimates of management.

This analysis showed that, based on the estimates and assumptions used in the analysis, when (1) comparing the enterprise value to revenue ratio for LTM and for projected calendar years 2008 and 2009 and (2) comparing the price to earnings ratios, as adjusted and unadjusted for 2009, the merger consideration implied valuation multiples for Reliant that was within or above the range of valuation multiples of the comparable companies.

No company included in the comparable company analysis is identical to Reliant. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Comparable Transactions Analysis. Piper Jaffray reviewed public and private medical technology companies acquired in a merger or acquisition transaction involving target companies that it deemed comparable to Reliant. Piper Jaffray identified two main categories of transactions it deemed comparable—(1) acquisitions of public or private laser technology companies with business and technology profiles comparable to Reliant (“Laser M&A”); and (2) acquisitions of public or private capital equipment and medical/surgical instruments companies with transaction values between $50 million and $500 million (“MedTech M&A”). Based on these criteria, the following six Laser M&A transactions were identified:

Date	Target	Acquiror
11-30-2006	Laserscope (Aesthetics Business)	IRIDEX Corporation
10-3-2006	Lumenis Ltd.(1)	LM Partners, LP and Ofer Hi-Tech Investments Ltd.
3-23-2006	Alma Lasers Ltd.(2)	TA Associates, Inc.
6-13-2005	TuiLaser AG	Coherent, Inc.
12-1-2004	ProCyte Corp.	PhotoMedex Inc.
2-26-2001	Coherent, Inc. (Medical Group)	ESC Medical Systems Ltd. (Lumenis)

(1)	LM Partners and Ofer Hi-Tech acquired 75% ownership in the transaction
(2)	TA Associates acquired 65% ownership in the transaction.

In addition, the following twenty-two MedTech M&A transactions were identified:

Date	Target	Acquiror
7-16-2007	WaveLight AG	Alcon Inc.
11-30-2006	Laserscope (Aesthetics Business)	IRIDEX Corporation
4-20-2006	Miltex Holdings, Inc.	Integra LifeSciences Holdings Corp.
9-7-2005	Tyco Healthcare Group, LP (Radionics Division)	Integra LifeSciences Holdings Corp.
3-1-2005	Oxford Instruments plc (Medical Division)	Viasys Healthcare Inc.
2-28-2004	Quinton Cardiology Systems, Inc.	Cardiac Science, Inc.
5-17-2004	Hudson Respiratory Care, Inc.	Teleflex Incorporated
3-29-2004	KaVo Dental GmbH & Co. KG	Danaher Corp.
3-5-2004	Snowden Pencer, Inc.	Cardinal Health Inc.
12-18-2003	Invivo Corporation	Intermagnetics General Corp.
9-8-2003	Advanced Respiratory, Inc.	Hillenbrand Industries Inc.
8-15-2003	Siemens LSS (Life Support Systems)	Getinge Ab
3-18-2003	J. Jammer Surgical Instruments, Inc. (dba JARIT Surgical Instruments)	Integra LifeSciences Holdings Corp.
3-7-2003	Computer Motion Inc.	Intuitive Surgical Inc.
2-26-2001	Coherent, Inc. (Medical Group)	ESC Medical Systems Ltd.
11-13-2000	ADAC Laboratories	Royal Philips Electronics NV
9-25-2000	Biolectron, Inc.	Biomet, Inc.
6-2-2000	Lunar Corp.	GE Medical Systems
5-25-2000	Protocol Systems Inc.	Welch Allyn Inc.
8-9-1999	OEC Medical Systems, Inc.	GE Medical Systems
11-24-1998	COBE CV	Sorin Biomedica SpA
11-22-1998	Circon Corp.	Maxxim Medical Inc.

Piper Jaffray calculated the ratio of enterprise value to LTM net sales for each acquired company. The enterprise value was calculated as equity value plus interest-bearing debt, minus cash and marketable securities. Piper Jaffray then compared the results of these calculations with Reliant’s enterprise value to LTM net sales, based on the enterprise value implied by the merger consideration and Reliant’s LTM net sales as of March 31, 2008. The analysis indicated the following multiples:

Selected Transactions	Range	Mean	Median	Reliant(1)
Laser M&A
Enterprise Value/LTM Net Sales(2)	0.5x - 4.9x	1.7x	1.0x	1.3x

MedTech M&A
Enterprise Value/LTM Net Sales(2)	0.8x - 3.1x	1.7x	1.7x	1.3x

(1)	Based on implied enterprise value of $94.5 million.
(2)	Net sales for the last twelve months for Reliant is for the twelve months ending March 31, 2008. Net sales for the last twelve months preceding a selected transaction is based on reported SEC sources.

The analysis showed that, based on the estimates and assumptions used in the analysis, the valuation multiple for Reliant implied by the ratio of the enterprise value implied by the merger consideration to Reliant’s LTM net sales was within the range of similar multiples for the comparable transactions.

No transaction included in the comparable transactions analysis is identical to the merger. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected transactions and other factors that could affect the acquisition value of the selected transactions.

Discounted Cash Flows Analysis. Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical enterprise and equity values for Reliant on a stand-alone basis based on the net present value of (1) the projected free cash flows from half of 2008 through calendar year 2012 discounted back to June 30, 2008 and (2) a terminal value for Reliant as of December 31, 2012 based upon a range of perpetual growth rates discounted back to June 30, 2008. Piper Jaffray obtained the free cash flows projections from Reliant’s management. Piper Jaffray calculated the range of net present values based on an assumed tax rate of 40.0%, discount rates of 16.0%, 18.0% and 20.0%, and used perpetual growth rates from 3.0% through 5.0% to determine terminal value at December 31, 2012. Piper Jaffray selected these ranges in its professional judgment and deemed them reasonable for a private company with the risk characteristics of Reliant’s operations.

Using the assumptions and methods described above, Piper Jaffray calculated an estimated range of theoretical enterprise values for Reliant. Using the enterprise value, Piper Jaffray then subtracted net debt (based on management projections) to arrive at an estimated range of equity values for Reliant. The following table summarizes the ranges of theoretical enterprise value and equity value for Reliant that resulted from this analysis:

Measure	Range Indicated by DCF Analysis
Enterprise Value	$93 million - $144 million
Equity Value	$86 million - $137 million

Piper Jaffray noted that, while discounted cash flow analysis is a widely accepted and practiced valuation methodology, it is highly sensitive to the assumptions for projected growth in net income and shareholders’ equity, terminal exit multiples and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of Reliant’s actual or expected future value or results.

Miscellaneous

Although the material analyses performed by Piper Jaffray in rendering its opinion are included in the summary above, it does not contain a complete description of the analyses performed by Piper Jaffray in connection with its opinion and is qualified in its entirety by reference to the written opinion of Piper Jaffray attached as Annex E hereto. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray’s analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis.

None of the selected companies or transactions used in the analyses above is directly comparable to Reliant, Thermage or the proposed merger. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the value of the selected companies and target companies in the selected transactions.

The analyses were prepared solely for purposes of Piper Jaffray providing its opinion to Reliant’s board of directors that the merger consideration to be paid by Thermage in connection with the merger was fair, from a financial point of view, as of July 6, 2008. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts by Reliant and/or Thermage management of future results, which are not necessarily indicative of actual values or actual future results and may be significantly more or less favorable than suggested by these analyses. These analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from those forecasted.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to it or discussed with or reviewed by it. Piper Jaffray further relied upon the assurances of the management of Reliant and Thermage that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by it, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Reliant and Thermage as to the expected future results of operations and financial condition of Reliant and Thermage, respectively. Piper Jaffray expresses no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based and relied, with Reliant’s consent, on advice of the outside counsel and the independent accountants to Reliant and Thermage, and on the assumptions of the management of Reliant and Thermage, as to all accounting, legal, tax and financial reporting matters with respect to Reliant, Thermage and the merger agreement.

In addition, Piper Jaffray assumed that the merger (including the distribution of certain of Reliant’s license rights to its stockholders as contemplated by the merger agreement) would be completed on the terms set forth in the draft merger agreement reviewed by Piper Jaffray, without amendments and with full accuracy of the representations therein and full satisfaction of all covenants and conditions without any waiver. Piper Jaffray also assumed that all necessary regulatory approvals and consents required for the proposed transaction would be obtained in a manner that would not adversely affect Reliant, Thermage or the contemplated benefits of the merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Reliant or Thermage, and was not furnished or provided with any such appraisals or valuations. Piper Jaffray also did not evaluate the solvency of Reliant or Thermage under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses, and Piper Jaffray expresses no opinion regarding the liquidation value of Reliant, Thermage or any other entity. Without limiting the generality of the foregoing, Piper Jaffray did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Reliant, Thermage or any of their affiliates is a party or may be subject. At the direction of Reliant and its counsel and with Reliant’s consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after the date of the opinion could materially affect the assumptions used by Piper Jaffray in preparing its opinion. Piper Jaffray expresses no opinion as to the price at which shares of Thermage common stock may trade following announcement of the proposed transaction or at any future time after the date of the opinion. Piper Jaffray has not undertaken and is not obligated to update, reaffirm or revise its opinion or otherwise comment upon any events occurring after the date it was given.

While Piper Jaffray rendered its opinion and provided certain analyses to Reliant’s board of directors, Piper Jaffray was not requested to, and did not make, any recommendation to the Reliant board of directors as to the specific form or amount of the consideration to be received in the merger, which was determined through negotiations between Reliant and Thermage.

Piper Jaffray’s opinion addresses solely the fairness, from a financial point of view, of the merger consideration to be paid by Thermage as set forth in the merger agreement and does not address any other terms or agreement relating to the merger or any other terms of the merger agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the proposed merger or the related distribution of license rights, the merits of the proposed merger relative to any alternative transaction or business strategy that may be available to Reliant, any other terms contemplated by the merger agreement or the fairness of the merger to any other class of securities, creditor or other constituency of Reliant. Furthermore, Piper Jaffray expresses no opinion with respect to the amount or nature of any compensation to any officer, director or employee of any party to the proposed transaction, or any class of such persons, relative to the consideration to be paid by Thermage in the proposed transaction or with respect to the fairness of any such compensation.

Piper Jaffray’s opinion was provided to the board of directors of Reliant in connection with its consideration of the merger and is not intended to be and does not constitute a recommendation to any stockholder of Reliant as to how such stockholder should act or vote with respect to the merger or any other matter. As described above, Piper Jaffray’s opinion was one of many factors taken into consideration by our board of directors in making its determination to approve the merger.

Information About Piper Jaffray

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements. Reliant selected Piper Jaffray to render its fairness opinion in connection with merger on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions. Piper Jaffray’s fairness opinion was approved for issuance by the Piper Jaffray Opinion Committee.

Piper Jaffray acted as financial advisor to Reliant in connection with the merger and will receive an estimated fee of approximately $777,800 from Reliant, which is contingent upon the consummation of the merger. Piper Jaffray also received a fee of $300,000 from Reliant for providing its opinion, which will be credited against the fee for financial advisory services. The opinion fee was not contingent upon the consummation of the merger. Reliant has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse it for certain expenses in connection with its services. These fees and expenses are customary amounts for transactions of this type.

Piper Jaffray has, in the past, provided financial advisory and financing services to Reliant and/or its affiliates, including Reliant’s attempted initial public offering in 2005 and 2007, though in both cases Piper Jaffray received no compensation. Piper Jaffray may continue to provide similar services, and may receive customary fees for the rendering of such services, in the future. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to Reliant, Thermage or entities that are affiliated with Reliant or Thermage, for which it would expect to receive compensation. In addition, in the ordinary course of our business, Piper Jaffray and its affiliates may actively trade securities of Thermage for their own account or the account of their customers and, accordingly, may at any time hold a long or short position in such securities. Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research departments and personnel. As a result, Piper Jaffray’s research analysts may hold views, make statements or investment recommendations and/or public research reports with respect to Reliant, Thermage and the proposed merger and other participants in the proposed transaction that differ from the views of Piper Jaffray’s banking personnel.

Recommendation of the Reliant Board of Directors

After careful consideration and deliberation, and based on the foregoing analysis, as well as information evaluated at board meetings, including a meeting of the Reliant board of directors held on July 6, 2008, the Reliant board of directors determined that the transaction is advisable, and is fair to and in the best interests of Reliant and its stockholders, and unanimously adopted the merger agreement and approved the transactions contemplated thereby. The Reliant board of directors unanimously recommended that the Reliant stockholders adopt the merger agreement and approve the transactions contemplated thereby.

Vote Required for Thermage

Approval of the proposal regarding the issuance of shares of Thermage common stock pursuant to the merger agreement requires the affirmative vote of holders of a majority of the shares of Thermage common stock represented, in person or by proxy, and entitled to vote at the special meeting. For a description of the treatment and effect of abstentions and broker non-votes, see “The Special Meeting of the Thermage Stockholders—Abstentions and Broker Non-Votes” in this proxy statement/prospectus/information statement.

Vote Required for Reliant

The adoption of the merger agreement and approval of the transactions contemplated thereby required the effective vote of (i) a majority of the outstanding shares of Reliant common stock and Reliant preferred stock, voting together as a single class with each share of Reliant common stock entitled to cast one vote and each share of Reliant preferred stock entitled to cast a number of votes equal to the number of shares of Reliant common stock into which such share of Reliant preferred stock is convertible, pursuant to the requirements of the Delaware General Corporation Law, and (ii) a majority of the outstanding shares of Reliant preferred stock, voting as a separate class, pursuant to the requirements of Reliant’s certificate of incorporation. The approval of the amendment to the certificate of incorporation of Reliant to provide that Reliant may make a distribution of shares of Spinco to holders of Reliant preferred stock and common stock also required the vote of a majority of the outstanding shares of preferred stock. Shortly after the execution of the merger agreement on July 7, 2008, Reliant received completed and executed actions by written consent from stockholders holding the requisite number of shares of Reliant common stock and preferred stock necessary under the Delaware General Corporation Law and Reliant’s certificate of incorporation to adopt the merger agreement and approve the transactions contemplated thereby, including the approval of the amendment to the certificate of incorporation providing that upon the closing of the first merger, holders of Reliant preferred stock and Reliant common stock will only be entitled to receive amounts they are entitled to receive under the merger agreement.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus/information statement forms a part, Reliant intends to solicit written consents under the Delaware General Corporation Law in favor of the merger agreement and the transactions contemplated thereby from its stockholders who have not previously consented and who were stockholders of Reliant as of July 7, 2008. For a description of the ownership of Reliant’s capital stock, see “Security Ownership by Certain Beneficial Owners for Reliant.”

Pursuant to Section 228 of the Delaware General Corporation Law, a notice of the adoption of the merger agreement and the approval of the transactions contemplated thereby by written consent of the requisite holders of the issued and outstanding shares of Reliant common stock and preferred stock will be provided to those Reliant stockholders who have not already consented in writing to the approval and adoption of the merger agreement.

Based on its understanding of Delaware law as set forth in the Delaware Supreme Court decision in VantagePoint Partners 1996 v. Examen, Inc., as well as the benefits of not having to seek additional stockholder approvals, Reliant decided not to seek the stockholder approvals which would be required under a provision of California corporation law, if applicable, or to condition the completion of the merger on obtaining such stockholder approvals. See the section entitled “Risk Factors—Risks Related to the Transaction—The merger may be challenged on the grounds that all of the Reliant stockholder approvals under Section 2115 of the California General Corporation Law were not obtained, which if successful could prevent or delay the merger, could require the payment of substantial damages or could cause a completed merger to be unwound.”

Pursuant to this action by written consent, Reliant stockholders approved (1) the adoption of the merger agreement and approval of the transactions contemplated thereby, including the appointment of Steven Mendelow as stockholder representative, (2) an amendment to the certificate of incorporation of Reliant that provides that (a) Reliant may make a distribution of shares of Spinco to holders of Reliant preferred stock and Reliant common stock, and (b) upon the closing of the first merger pursuant to the merger agreement, holders of Reliant preferred stock and Reliant common stock will only be entitled to receive the amounts they are entitled to receive under the merger agreement and (3) the license agreement with Spinco and the distribution of shares of Spinco to holders of preferred stock and common stock.

Interests of Certain Persons in the Transaction

Reliant stockholders should be aware that Reliant’s directors and executive officers and certain other persons may have interests in the transaction that are different from, or in addition to, the interests of Reliant stockholders generally, as described below. The board of directors of Reliant was aware of and considered these potentially conflicting interests when it adopted the merger agreement and approved the transactions contemplated thereby. These interests include, among other things, the following:

Board of Directors and Management

Following the closing of the merger, Leonard DeBenedictis, the current Chief Technology Officer of Reliant, will be the Chief Technology Officer of Thermage. In addition, following the closing of the merger, three individuals from the current Reliant board of directors, Eric B. Stang, Leonard DeBenedictis, Henry E. Gauthier, William T. Harrington, M.D., Maynard A. Howe, Ph.D., Steven Mendelow, Glen D. Nelson, M.D., Robert J. Quillinan and Robert Zollars, will be appointed to the Thermage board of directors.

The employment agreements Reliant has with its executive officers provide the following severance and change of control arrangements:

•	Eric B. Stang, President and Chief Executive Officer. See the section entitled “Management—Executive Compensation Relating to Reliant—Severance and Change of Control Arrangements.”

•	Leonard DeBenedictis, Chief Technology Officer. See the section entitled “Management—Executive Compensation Relating to Reliant—Severance and Change of Control Arrangements.”

•

Andrew H. Galligan, Chief Financial Officer. In the event Mr. Galligan is employed with Reliant on the effective date of a change of control then the final 12 months of vesting of his then-unvested stock awards will become immediately vested. In the event Mr. Galligan is employed with Reliant, or a successor entity, for 12 months after a change of control, upon the one-year anniversary of the change of control, the second to last 12 months of vesting of his then-unvested stock awards will become immediately vested. Furthermore, if Mr. Galligan is terminated without cause or resigns for good reason in the period beginning one month prior to a change of control and ending just prior to the one- year anniversary of the change of control, then all then-unvested stock awards will become immediately vested. In the event Mr. Galligan is terminated without cause at any time or he resigns for good reason at any time prior to or within 12 months of a change of control, Mr. Galligan will commence a consulting relationship with Reliant or the successor entity. Mr. Galligan will serve as a consultant for six months and during that time will be entitled to receive his base salary and will be eligible to receive reimbursement for the cost of continuation of his then-current group heath insurance benefits.

•

Keith J. Sullivan, Vice President of Sales, and Jeffrey S. Jones, Chief Operating Officer. In the event of a change of control, the final 12 months of Mr. Sullivan’s and Mr. Jones’ then unvested stock awards will become immediately vested. Furthermore, in the event Reliant terminates Mr. Sullivan’s and Mr. Jones’ employment without cause or if either of them resigns for good reason within 12 months following a change of control, then such individual will be eligible to receive severance pay equal to six months of his then-current base salary plus up to six months reimbursement for the cost of continuation of his then-current group heath insurance benefits and all of his then unvested stock awards will become immediately vested.

Indemnification; Directors’ and Officers’ Insurance

For six years after the closing of the merger, Thermage has agreed to maintain in effect, for the benefit of each current and former officer or director of Reliant party to an indemnification agreement at the date of the merger agreement, the existing director’s and officer’s insurance policies or an insurance and indemnification policy that is not less favorable than the existing director’s and officer’s insurance policies. Thermage shall not, however, be required to pay an annual premium for such director’s and officer’s insurance policy that is in excess of 300% of the annual premium at the time of the merger agreement for the existing director’s and officer’s insurance policy.

Employment Agreements

In connection with, and effective upon the closing of, the merger, Leonard DeBenedictis has entered into an offer letter with Thermage to serve as Chief Technology Officer of Thermage, and certain other officers may also enter into offer letters for employment with Thermage.

Spinco

Prior to the closing of the first merger, Reliant will irrevocably and exclusively license to a newly formed wholly owned subsidiary, referred to as Spinco, Reliant patents and non-exclusively license certain Reliant know-how for use outside of the field of aesthetics. The license will be royalty free and fully paid. All holders of Reliant’s preferred stock and common stock will be entitled to receive a pro rata dividend of Spinco stock on an as-converted-to-common-stock basis prior to the closing of the first merger. Each executive officer and director of Reliant holds common stock, preferred stock and/or options to purchase common stock of Reliant.

Governmental and Regulatory Approvals

The parties are not aware of any governmental or regulatory approvals required in order to complete the transaction. However, governments, states or private persons may challenge the transaction at any time before or after its completion, including on the grounds that all of the Reliant stockholder approvals under a provision of California corporation law were not obtained. There can be no assurance that a challenge to the transaction will not be made or that, if a challenge is made, we will prevail.

Restrictions on Sales of Shares of Thermage Common Stock Received in the Transaction

The shares of Thermage common stock to be issued in connection with the proposed merger will be registered under the Securities Act. Concurrently with the execution and delivery of the merger agreement, the executive officers and directors (and their respective affiliates) of Thermage and the executive officers and directors (and their respective affiliates) of Reliant entered into lock-up agreements pursuant to which each of the signatories agreed not to sell or otherwise transfer any shares of Thermage common stock held at the closing of the first merger until the first business day after Thermage announces earnings for the first full quarter after the closing.

Persons who may be deemed to be affiliates of Reliant prior to the transaction may not sell any of the shares of Thermage common stock received by them in connection with the transaction except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares; or

•	any other applicable exemption under the Securities Act.

In addition, persons who become affiliates of Thermage after the transaction will be required to comply with Rule 144, promulgated under the Securities Act, if they wish to sell or otherwise transfer any of the shares of Thermage common stock they hold. Thermage’s registration statement on Form S-4, of which this proxy statement/prospectus/information statement forms a part, does not cover the resale of shares of Thermage common stock to be received in connection with the transaction by persons who may be deemed to be affiliates of Reliant prior to the transaction or Thermage after the transaction.

Listing on the NASDAQ Global Market of Thermage Shares Issued Pursuant to the Transaction

Thermage’s common stock is currently traded on the NASDAQ Global Market under the symbol “THRM.” Thermage intends to apply for inclusion on the NASDAQ Global Market of the shares of our common stock to be issued and reserved for issuance in connection with the merger. NASDAQ’s approval of this application is a condition of the consummation of the merger.

Appraisal Rights for Thermage

Under Delaware law, holders of Thermage common stock are not entitled to appraisal rights in connection with the merger because Thermage common stock is listed on the NASDAQ Global Market.

Appraisal Rights for Reliant

Subject to compliance with the procedures set forth in Section 262 of the Delaware General Corporation Law, or DGCL, Reliant stockholders who do not vote in favor of, or consent to, the adoption of the merger agreement and approval of the transactions contemplated thereby and otherwise comply with the requirements of the DGCL will not receive the merger consideration in exchange for their shares, but instead will be entitled to appraisal rights in connection with the first merger, whereby such stockholders may receive the appraised value of their shares of Reliant capital stock held by them in accordance with the provisions of such Section 262 of the DGCL. The applicable Delaware statute is attached as Annex G to this proxy statement/prospectus/information statement. Failure to take any of the steps required under Section 262 of the DGCL on a timely basis may result in a loss of those appraisal rights.

Accounting Treatment of the Transaction

The transaction will be accounted for as a purchase transaction for accounting and financial reporting purposes, in accordance with U.S. generally accepted accounting principles. Thermage will be treated as the acquiring corporation. After the transaction, the results of operations of Reliant will be included in the consolidated financial statements of Thermage. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Pursuant to Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized. Rather, goodwill will be subject to at least annual assessment for impairment based on a fair value test. A final determination of the required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Thermage will determine the fair value of assets and liabilities and will make appropriate business combination accounting adjustments. However, for purposes of disclosing unaudited pro forma information in this proxy statement/prospectus/information statement, Thermage has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revisions upon consummation of the transaction.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax considerations of the initial merger of Merger Sub I into Reliant, the subsequent merger of Reliant into Merger Sub II and, for certain limited purposes, the Distribution (collectively, the “Transaction”) that are expected to apply generally to U.S. Holders (as defined below) of Reliant common and preferred stock upon an exchange of their Reliant stock for Thermage common stock in the Transaction. This summary is based upon current provisions of the Code, existing Treasury Regulations under the Code and current administrative rulings and court decisions, all of which are subject to change or different interpretation. Any change, which may or may not be retroactive, could alter the tax consequences to Reliant or the stockholders of Reliant as described in this summary. In addition, this summary assumes the truth and satisfaction of the statements and conditions described below as the basis for the tax opinions of Wilson Sonsini Goodrich & Rosati, Professional Corporation, tax counsel to Thermage, and Cooley

Godward Kronish LLP, tax counsel to Reliant. No attempt has been made to comment on all U.S. federal income tax consequences of the Transaction that may be relevant to particular U.S. Holders, including holders:

•

who are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, regulated investment companies, real estate investment trusts, insurance companies, banks or other financial institutions or tax-exempt entities;

•	who are subject to the alternative minimum tax provisions of the Code;

•	who acquired their shares in connection with stock option, warrant or stock purchase plans or in other compensatory transactions;

•	who hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy;

•	partnerships and other pass-through entities and investors in pass-through entities;

•	who do not hold their shares as capital assets;

•	whose shares constitute qualified small business stock with the meaning of Section 1202 of the Code; or

•	who have a functional currency other than the U.S. dollar.

In addition, the following discussion does not address the tax consequences of the Transaction under state, local and foreign tax laws. Furthermore, the following discussion does not address any of the following:

•	the tax consequences of transactions effectuated before, after or at the same time as the Transaction, whether or not they are in connection with the Transaction; or

•	the tax consequences of the receipt of Thermage shares other than in exchange for Reliant shares.

For purposes of this discussion, a U.S. Holder means a beneficial owner of Reliant common or preferred stock who is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (other than a grantor trust) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person.

HOLDERS OF RELIANT COMMON AND PREFERRED STOCK ARE ADVISED AND EXPECTED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES OF THE TRANSACTION UNDER STATE, LOCAL AND FOREIGN TAX LAWS.

It is a condition to the consummation of the transaction that each of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to Thermage, and Cooley Godward Kronish LLP, outside counsel to Reliant, render a tax opinion to their respective clients to the effect that the Transaction will qualify as a reorganization pursuant to Section 368(a) of the Code. The tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and the tax opinion of Cooley Godward Kronish LLP, discussed in this section are each conditioned upon certain assumptions stated in their respective tax opinions and certain customary representations being delivered by Thermage, Reliant, Relay Merger Corp. and Relay Acquisition Company, LLC.

No ruling from the IRS has been or will be requested in connection with the Transaction. In addition, stockholders of Reliant should be aware that the tax opinions discussed in this section are not binding on the IRS, the IRS could adopt a contrary position and a contrary position could be sustained by a court. In addition, if any of the representations or assumptions upon which the closing tax opinions of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Cooley Godward Kronish LLP are based are inconsistent with the actual facts, the tax consequences of the Transaction could be adversely affected.

Thermage and Reliant intend that the Transaction will be treated as a reorganization pursuant to Section 368(a) of the Code. The discussion below assumes that the Transaction qualifies as a reorganization. Unless otherwise indicated, the discussion also assumes that for U.S. federal income tax purposes the Distribution (as defined herein) and the merger will be treated as a single integrated transaction. As a result, for U.S. federal income tax purposes Thermage and Reliant intend to treat each Reliant stockholder who receives Spinco stock in the Distribution as if such Reliant stockholder had received additional cash from Thermage in the merger in an amount equal to the fair market value of such stock as of the date of the closing of the first merger. Tax counsel for Thermage and Reliant, however, are unable to opine whether the Distribution and the merger will be treated as a single integrated transaction for U.S. federal income tax purposes and it is possible that the IRS might assert that the Distribution be treated as a separate distribution with respect to Reliant stock that occurs prior to the first merger. In this event, Reliant stockholders might be required to recognize a greater or lesser amount of gain or loss, depending on their individual circumstances, in connection with the Transaction. Except where specifically indicated, for purposes of this discussion of the tax consequences to Reliant stockholders, references to cash received are intended to include the fair market value of the Spinco stock received in the Distribution as of the date of the closing of the first merger.

Reliant will obtain a valuation of Spinco as of the date of the closing of the first merger and will notify Reliant stockholders of the appraised value of the Spinco stock received in the Distribution (as defined herein). However, stockholders of Reliant should be aware that the valuation of Spinco as determined by the appraisal will not be binding on the IRS, and the IRS might challenge the valuation and assert that additional gain should be recognized in connection with the receipt of Spinco stock.

RELIANT STOCKHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE CONSEQUENCES TO THEM OF THE DISTRIBUTION OF SPINCO STOCK FOR U.S. FEDERAL INCOME TAX PURPOSES.

Exchange of Reliant Stock for a Combination of Thermage Common Stock and Cash. Except as discussed below under “Cash in Lieu of Fractional Thermage Common Stock” and “Cash in Satisfaction of Appraisal Rights,” a Reliant stockholder generally will recognize any gain, but not loss, that it realizes pursuant to the Transaction.

Such stockholder will recognize gain equal to the lesser of:

•	the amount of cash that it receives pursuant to the Transaction; and

•	the excess of the amount of cash and the fair market value of Thermage stock received by such stockholder over such stockholder’s tax basis in the Reliant stock surrendered.

For this purpose, each Reliant stockholder must calculate the amount of gain or loss separately for each block of shares of Reliant common or preferred stock that it surrenders. Each Reliant stockholder therefore should consult with its own tax advisor with respect to the manner in which cash and Thermage common stock should be allocated among different blocks of Reliant stock.

Tax Basis and Holding Period. The tax basis of Thermage common stock received by a Reliant stockholder in the Transaction will be equal to such stockholder’s tax basis in the Reliant stock surrendered therefor reduced by the amount of any cash received and increased by any gain recognized by such stockholder in the Transaction. The holding period of Thermage common stock received by a Reliant stockholder in the Transaction will be equal to such stockholder’s holding period in the Reliant stock exchanged therefor. If a Reliant stockholder owns multiple blocks of Reliant stock, such stockholder should consult its tax advisor with respect to the proper allocation of the tax basis and holding periods of its Reliant stock among the Thermage common stock received in the Transaction. A Reliant stockholder who receives shares of Spinco in the Distribution (as defined herein) will have a tax basis in such shares equal to the fair market value of such shares as of the date of the closing of the first merger and its holding period for such shares will begin on the date the Transaction is consummated.

Character of Recognized Gain. Any gain that a Reliant stockholder recognizes generally will be treated as capital gain. If a Reliant stockholder’s holding period in a block of its Reliant stock is greater than one year as of the consummation of the Transaction, then such stockholder’s capital gain with respect to that block will constitute long-term capital gain. Currently, long-term capital gains are generally subject to U.S. federal income tax at a maximum rate of 15% in the hands of certain U.S. holders such as individuals.

Treatment of Payments from Escrow. Although its exact application is unclear, the installment method should allow a Reliant stockholder receiving cash payments from escrow after the taxable year of such stockholder in which the Transaction is consummated to allocate a portion of such stockholder’s taxable gain from the Transaction to the taxable year(s) in which such escrow payments are received. However, a stockholder receiving such escrow payments will likely have some portion of such payments recharacterized as imputed interest taxable at ordinary income rates.

Cash in Lieu of Fractional Thermage Common Stock. If a Reliant stockholder receives cash instead of a fractional share of Thermage common stock, it will recognize a taxable gain or loss based upon the difference between the amount of cash that stockholder receives with respect to such fractional share and its tax basis in the shares of Reliant stock that is allocated to such fractional share.

Cash in Satisfaction of Appraisal Rights. A Reliant stockholder which exercises appraisal rights and receives a cash payment for its Reliant common or preferred stock should generally recognize gain or loss measured by the difference between the amount of cash received and such stockholder’s tax basis in such stock. Any gain or loss that such stockholder recognizes generally will be treated as capital gain or loss. If such stockholder’s holding period in a block of its Reliant stock is greater than one year as of the consummation of the Transaction, then such stockholder’s capital gain or loss with respect to that block will constitute long-term capital gain or loss. Currently, long-term capital gains are generally subject to U.S. federal income tax at a maximum rate of 15% in the hands of certain U.S. holders such as individuals. The use of capital losses to offset ordinary income from other sources is subject to limitations.

Treatment of Thermage and Reliant. No gain or loss will be recognized by Thermage or Reliant solely as a result of the mergers, although either Thermage or Reliant will likely recognize gain or loss as a result of the Distribution (as defined herein).

Two-Step Merger. The purpose of the two-step merger structure is to qualify the transaction as a reorganization pursuant to Section 368(a) of the Code while at the same time eliminating any risk that Reliant would incur corporate level income tax in the event that the transaction failed to qualify as a tax-free reorganization. Pursuant to applicable Internal Revenue Service guidance, if the transaction failed to qualify as a reorganization pursuant to Section 368(a) of the Code, the two-step merger structure would be treated as follows: (i) the first merger would be treated as a purchase of Reliant stock, and (ii) the second merger would be treated as a tax-free liquidation pursuant to Section 332 of the Code, thus resulting in no potential for taxation at the corporate level. By contrast, if the acquisition of Reliant were structured as a forward merger of Reliant into Thermage (or a controlled company) and such merger failed to qualify as a reorganization, corporate level tax would result. The two-step merger structure is only precautionary, however, because both Thermage and Reliant anticipate that the transaction will qualify as a tax-free reorganization for U.S. federal income tax pursuant to Section 368(a)(1)(A) of the Code.

Certain Reliant stockholders may be required to attach a statement to their tax returns for the year in which the Transaction is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b), if applicable. Reliant stockholders are urged to consult their own tax advisors with respect to the applicable reporting requirements.

Backup Withholding. Any cash payments to Reliant stockholders in connection with the Transaction may be subject to backup withholding on a holder’s receipt of cash (not including any shares received in the Distribution (as defined herein) and otherwise treated as cash for purposes of this discussion), unless such holder furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding or such stockholder is otherwise exempt from backup withholding. Any amount withheld under the backup withholding rules will generally be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE TRANSACTION’S POTENTIAL TAX EFFECTS. RELIANT STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTION, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS.

AGREEMENTS RELATED TO THE INTEGRATED MERGER

This section of the proxy statement/prospectus/information statement describes material aspects of the agreements related to the integrated merger. While we believe that the description covers the material terms of the agreements related to the integrated merger, this summary may not contain all of the information that is important to you. Thermage stockholders should review carefully the other information contained in this proxy statement/prospectus/information statement in considering whether to approve the issuance of shares of Thermage common stock pursuant to the merger agreement. See the section entitled “Where You Can Find More Information” on page 222 of this proxy statement/prospectus/information statement.

The Merger Agreement

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated into this proxy statement/prospectus/information statement by reference. You should read the merger agreement in its entirety, as it is the legal document governing the integrated merger, and the provisions of the merger agreement are not easily summarized.

Structure of the Integrated Merger

The transaction is structured as a two-step merger which is referred to herein as the integrated merger. In the first merger, which is structured as a reverse-triangular merger, Relay Merger Corp., a wholly owned subsidiary of Thermage formed for the purpose of the first merger, will merge with and into Reliant. Relay Merger Corp. will cease to exist as a separate corporate entity and Reliant will continue as the surviving corporation and as a wholly owned subsidiary of Thermage. Immediately following the first merger, Thermage will cause the second merger to be effected. In the second merger, which is structured as a forward triangular merger, Reliant as the surviving corporation in the first merger will merge with and into Relay Acquisition Company, LLC, a wholly owned subsidiary of Thermage formed for the purpose of the second merger. Thereafter, Relay Acquisition Company, LLC will continue as the surviving corporation and as a wholly owned subsidiary of Thermage. The purpose of the two-step merger structure is described in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 86 of this proxy statement/prospectus/information statement).

Unless otherwise determined by Thermage, prior to the effective time of the first merger, the certificate of formation of the combined company shall be amended and restated as of the effective time of the second merger to be identical to the certificate of formation of Relay Acquisition Company, LLC as in effect immediately prior to the effective time of the second merger; provided, however, that at the effective time of the second merger, Article I of the certificate of formation of the combined company shall be amended and restated in its entirety to read as follows: “The name of the corporation is Reliant Technologies, LLC.”

Effective Time and Timing of Closing

The first merger will be completed and become effective when the certificate of merger related to the merger of Relay Merger Corp. with and into Reliant is filed with the Secretary of State of the State of Delaware, or at such later time as we may agree and as is specified in the certificate of merger, in accordance with Delaware law. The closing of the first merger will take place as soon as practicable after all conditions to the first merger have been satisfied or waived, or on such other date as we may agree. We currently anticipate that we will complete the first merger promptly after approval of the Thermage stockholders has been obtained, assuming Thermage’s stockholders give their requisite approvals and all other conditions to the first merger have been satisfied or waived. Immediately thereafter, Thermage will cause the second merger to be completed and the second merger become effective when the certificate of merger related to the merger of Reliant with and into

Relay Acquisition Company, LLC is filed with the Secretary of State of the State of Delaware, or at such later time as we may agree and as is specified in the certificate of merger, in accordance with Delaware law.

Merger Consideration

Upon completion of the first merger, subject to indemnification and escrow arrangements described below in “The Merger Agreement—Survival of Representations and Warranties; Escrow,” Reliant stockholders will be entitled to receive aggregate merger consideration consisting of approximately $25.0 million in cash and 23,600,000 shares of Thermage common stock. The $25.0 million in cash will be decreased by:

•	the amount, if any, by which the closing working capital of Reliant at the closing is less than negative $1.0 million;

•	the amount, if any, by which the net indebtedness of Reliant at closing is greater than $7.0 million;

•	the amount of cash payable to the holders of Reliant stock options; and

•	the amount of cash payable to the holders of Reliant restricted stock units.

As a result of these adjustments as well as adjustments in the allocation of the stock portion of the consideration among Reliant stockholders which depends upon the average trading price of Thermage common stock for the 30-day period ending on the date that is three days prior to the closing, the exact consideration that a Reliant stockholder will receive is not known as of the date of this proxy statement/prospectus/information statement and will depend on the magnitude of these adjustments and fluctuations in the trading price of Thermage common stock.

At the effective time of the first merger, each issued and outstanding share of Reliant capital stock will be converted into the right to receive a combination of cash and shares of Thermage common stock in accordance with the terms of the merger agreement which approximates the terms of the amended and restated certificate of incorporation of Reliant in effect as of the date of the merger agreement. Pursuant to the merger agreement, holders of each series of Reliant preferred stock will receive payment of the greater of (A) their respective liquidation preference as set forth below and (B) the per share merger consideration payable in respect of a share of Reliant common stock in a combination of cash and shares of Thermage common stock on a pro rata basis with all other recipients of the merger consideration, other than holders of Reliant stock options and Reliant restricted stock units who will be paid solely in cash. Payment of the liquidation preference shall be made to holders of Reliant preferred stock prior to any payment or allocation of merger consideration to holders of Reliant common stock, provided, however, that in the event that holders of Reliant common stock are allocated less than $0.50 per share, such holders shall be paid $0.50 per share of Reliant common stock and the merger consideration allocated and paid to holders of Reliant preferred stock will be reduced pro rata in proportion to the merger consideration.

Series	Shares outstanding as of July 31, 2008	Liquidation Preference	Total
Series A	2,363,074	$4.50	$10,633,833
Series B	3,191,293	$4.50	$14,360,819
Series C	664,760	$10.53	$6,999,923
Series D	1,443,770	$15.09	$21,786,489
Series E	999,993	$15.00	$14,999,895

Holders of Reliant preferred stock are entitled to receive approximately $68,780,959 in satisfaction of the aggregate liquidation preference in respect of outstanding shares of Reliant preferred stock; however, in the event that the merger consideration allocated to each share of Reliant common stock after the aggregate liquidation preference has been paid is greater than the liquidation preference set forth above the holder shall be entitled to receive the per share consideration payable in respect of Reliant common stock in lieu of the liquidation preference.

The actual stock consideration and cash consideration to be paid per share of Reliant capital stock at closing will depend upon numerous variable factors, including the average trading price of Thermage common stock during the thirty days prior to the closing, the total cash consideration payable after adjustments for the closing working capital and the net indebtedness at closing and the cash consideration payable to holders of Reliant options and restricted stock units. Assuming that the aggregate amount payable in respect of Reliant stock options and Reliant restricted stock units is approximately $7.4 million and that Reliant has working capital at the closing of approximately negative $1.0 million, net indebtedness at closing of $7.0 million, and that the average trading price of Thermage common stock during the 30-day period ending the third day immediately preceding the closing date is $2.50, each share of Reliant preferred stock (other than Series A preferred stock and Series B preferred stock) would receive a combination of cash and shares of Thermage common stock with a value equal to the respective liquidation preference as set forth above. Holders of Reliant common stock would be entitled to receive a combination of cash and shares of Thermage common stock with a value equal to approximately $4.56 per share and because this amount is greater than $4.50, holders of shares Series A preferred stock and Series B preferred stock would receive the consideration payable per share of Reliant common stock in lieu of the liquidation preference.

An amount of cash equal to 10% of the value of the merger consideration will be withheld pro rata from the merger consideration paid to stockholders and holders of in-the-money options and warrants and holders of restricted stock units at closing and placed in the escrow account. If funds remain in the escrow account after the expiration of the escrow period, such funds will be distributed pro rata to such stockholders, optionholders, warrantholders and holders of restricted stock units.

The number of shares of Thermage common stock to which a Reliant stockholder is entitled to receive will be aggregated and any fractional shares will be paid out as set forth below in “The Merger Agreement— Fractional Shares.” The terms and conditions of the escrow fund are described in more detail in the Section entitled “The Merger Agreement—Escrow Fund.”

You should be aware that the above per share amounts are estimates only and are subject to change under certain circumstances as described above and set forth more fully in the merger agreement attached as Annex A to this proxy statement/prospectus/information statement. The actual consideration you receive in exchange for your Reliant capital stock may be more, less or the same as these estimates.

The maximum number of shares of Thermage common stock to be issued by Thermage in the first merger was fixed at the time the merger agreement was signed. At the time the merger agreement was signed, the parties valued the Thermage common stock at $2.96 per share based on the average closing price per share of Thermage common stock on the NASDAQ Global Market for the 30 days immediately preceding July 4, 2008. However, Thermage common stock trades on the NASDAQ Global Market and is subject to price fluctuation. Therefore, the value of the Thermage common stock you receive in the first merger cannot be known at the date of this proxy statement/prospectus/information statement. In addition, each share of Reliant preferred stock is entitled to receive the greater of liquidation preference applicable to the series of preferred stock as set forth above and the amount payable per share of Reliant common stock. Depending on the value of Thermage common stock at the time of the closing, holders of Reliant preferred stock may receive more or less than the liquidation preference.

The value of the Thermage common stock you receive in the first merger may be equal to, less than or greater than its value on the date the merger agreement was signed and/or the date of this proxy statement/prospectus/information statement.

Below is a comparison of the effect the fluctuations in the per share price the Thermage common stock could have on the merger consideration received in the first merger based on the same assumptions described above.

	$1.50	$2.50	$3.50
Series A	$3.90	$4.56	$6.87
Series B	$3.90	$4.56	$6.87
Series C	$9.13	$10.53	$10.53
Series D	$13.08	$15.09	$15.09
Series E	$13.00	$15.00	$15.00
Common	$0.50	$4.56	$6.87

The above per share values are estimates only and are subject to change under certain circumstances as set forth more fully in the merger agreement, including a change in the closing working capital of Reliant, a change in the net indebtedness of Reliant, a change in the number of shares of Reliant capital stock, including exercises of outstanding stock options and warrants. The actual value of the consideration you receive in exchange for your Reliant capital stock may be more, less or the same as these estimates.

See the section entitled “Market Price of and Dividends on Thermage’s Common Equity and Related Stockholder Matters” beginning on page 214 for a description of the historical value of Thermage capital stock. Reliant stockholders are urged to obtain current market quotations for Thermage common stock and to review carefully the other information contained in this proxy statement/prospectus/information statement. See the section entitled “Where You Can Find More Information” on page 222.

Fractional Shares

Thermage will not issue any fractional shares of common stock in connection with the first merger. Instead, each holder of Reliant capital stock who would otherwise be entitled to receive a fraction of a share of Thermage common stock will be entitled to receive cash, without interest, in an amount equal to such fraction multiplied by the closing price of Thermage common stock on the trading day immediately preceding the closing date.

Exchange of Reliant Stock Certificates for Thermage Stock Certificates

As soon as practicable following the effective time of the first merger, the exchange agent for the first merger will mail to each record holder of Reliant capital stock a letter of transmittal and instructions for surrendering the record holder’s Reliant stock certificates in exchange for the consideration to be received by Reliant stockholders in the first merger. Only those holders of Reliant capital stock who properly surrender their Reliant stock certificates in accordance with the exchange agent’s instructions will receive:

•	certificates representing the number of whole shares of Thermage common stock to which they are entitled pursuant to the merger agreement;

•	cash representing the cash portion of the consideration to which they are entitled pursuant to the merger agreement (less such holder’s portion of the indemnification escrow amount); and

•	cash in lieu of any fractional share of Thermage common stock.

The surrendered certificates representing Reliant capital stock will be canceled. After the effective time of the first merger, each certificate representing shares of Reliant capital stock that has not been surrendered will represent only the right to receive each of the items, as the case may be, enumerated above. Following the completion of the first merger, Reliant will not register any transfers of Reliant capital stock on its stock transfer books. Holders of Reliant capital stock should not send in their Reliant stock certificates until they receive a letter of transmittal from the exchange agent for the first merger, with instructions for the surrender of Reliant stock certificates.

Appraisal Rights

Subject to compliance with the procedures set forth in Section 262 of the Delaware General Corporation Law, or DGCL, Reliant stockholders who do not vote in favor of, or consent to, the adoption of the merger agreement and approval of the transactions contemplated thereby and otherwise comply with the requirements of the DGCL will not receive the merger consideration in exchange for their shares, but instead will be entitled to appraisal rights in connection with the first merger, whereby such stockholders may receive the appraised value of their shares of Reliant capital stock held by them in accordance with the provisions of such Section 262 of the DGCL. The applicable Delaware statute is attached as Annex G to this proxy statement/prospectus/information statement. Failure to take any of the steps required under Section 262 of the DGCL on a timely basis may result in a loss of those appraisal rights.

Distributions with Respect to Unexchanged Shares

Holders of Reliant capital stock are not entitled to receive any dividends, payment in lieu of any fractional shares or other distributions on Thermage common stock until the first merger is completed. After the first merger is completed, holders of Reliant capital stock will be entitled to dividends, payment in lieu of any fractional shares and other distributions declared or made after completion of the first merger with respect to the number of whole shares of Thermage common stock which they are entitled to receive upon exchange of their Reliant capital stock, but they will not be paid any dividends, payment in lieu of any fractional shares or other distributions on the Thermage common stock until they surrender their Reliant stock certificates to the exchange agent in accordance with the exchange agent instructions. After surrender of the certificates, such holders will receive any such dividends, payments in lieu of any fractional shares or other distributions to which they are entitled as cash without interest.

Transfers of Ownership and Lost Stock Certificates

If the payment of the portion of the merger consideration to which a Reliant stockholder is entitled is to be paid to a person other than the person in whose name the certificates surrendered in exchange therefore are registered, it will be a condition of payment that the certificates so surrendered be properly endorsed and otherwise in proper form for transfer (including, if requested, a medallion guarantee), and that the persons requesting such payment will have paid to Thermage or any agent designated by it any transfer or other taxes required. In the event that any certificates representing Reliant capital stock shall have been lost, stolen or destroyed, the holder of such certificate may need to deliver a bond prior to receiving any merger consideration.

Treatment of Reliant Stock Options

No outstanding Reliant stock options shall be assumed, continued or substituted for by Thermage. As of immediately prior to the effective time of the first merger, and contingent upon the effectiveness of the first merger, each then outstanding Reliant stock option will become immediately vested and exercisable in full. At the effective time, each Reliant stock option will be cancelled and converted into a right to receive a cash payment equal to (i) the number of shares of Reliant common stock underlying the Reliant stock option multiplied by (ii) the excess, if any, of (A) the amount of merger consideration to which each outstanding share of Reliant common stock is entitled in the first merger, minus (B) the total amount of the exercise price due under such option.

Treatment of Reliant Restricted Stock

As of immediately prior to the effective time of the first merger, and contingent upon the effectiveness of the first merger, each share of Reliant restricted stock shall become fully vested, and any reacquisition or repurchase rights held by Reliant with respect to such Reliant restricted stock will lapse. Each share of vested Reliant restricted stock will be treated in the same manner as shares of Reliant common stock.

Treatment of Reliant Restricted Stock Units

No outstanding Reliant restricted stock units shall be assumed, continued or substituted for by Thermage. At the effective time of the first merger, each then outstanding Reliant restricted stock unit will, to the extent then vested (taking into account any accelerated vesting as a result of the first merger in accordance with the terms of the Reliant restricted stock units), be converted into and shall become a right to receive an amount in cash, without interest, with respect to each share subject thereto, equal to the amount of merger consideration to which each outstanding share of Reliant common stock is entitled in the first merger. A portion of such consideration shall be withheld and placed in the escrow account.

Treatment of Reliant Warrants

Except for Reliant warrants that cannot be cancelled pursuant to their terms by virtue of the first merger, Thermage shall not assume any Reliant warrants. At the effective time, each Reliant warrant then outstanding with an exercise price per share that is less than the consideration payable with respect to the shares of Reliant preferred stock or Reliant common stock, as applicable, then subject to purchase under such in-the-money warrant, will, to the extent permitted pursuant to the terms of such in-the-money warrant, be cancelled and converted without exercise into the right to receive the consideration payable for each share of Reliant preferred stock or Reliant common stock, as applicable, then subject to the extent such warrant is in-the-money.
Any Reliant warrant that cannot be cancelled pursuant to its terms by virtue of the first merger and is not tendered by the holder thereof in exchange for the treatment described in the paragraph above shall be assumed by Thermage to the extent not exercised prior to the closing. Each such assumed Reliant warrant will be converted into a warrant to acquire the consideration the holder of such Reliant warrant would have been entitled to receive at the effective time of the first merger had such holder exercised with a cash payment of the exercise price such Reliant warrant prior to the effective time of the first merger. Each Reliant warrant assumed shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability, if applicable) as were applicable under the respective Reliant warrant immediately prior to the effective time.

Representations and Warranties

The merger agreement contains customary representations and warranties made by Thermage and Reliant regarding aspects of their respective businesses. In particular, the assertions embodied in the representations and warranties contained in the merger agreement are qualified by information in confidential disclosure schedules provided by Thermage and Reliant to each other in connection with the signing of the merger agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Thermage and Reliant rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Thermage or Reliant. In addition, certain representations and warranties are qualified by the likelihood of a material adverse effect. See the section entitled “The Merger Agreement—Definition of Material Adverse Effect” beginning on page 107 of this proxy statement/prospectus/information statement. These representations and warranties relate to the following subject matters with respect to each party:

•	corporate organization, qualifications to do business, corporate standing and corporate power;

•

ownership of subsidiary capital stock and the absence of certain restrictions or encumbrances with respect to the capital stock of any significant subsidiary as well as the corporate organization, qualifications to do business, corporate standing and corporate power of such subsidiaries;

•	absence of violation of the certificate of incorporation and bylaws and the certificates of incorporation, bylaws and similar organizational documents of subsidiaries;

•	capitalization;

•	corporate authorization to enter into and consummate the transactions contemplated by the merger agreement and the enforceability of the merger agreement;

•	governmental and regulatory approvals required to complete the first merger;

•

absence of any conflict or violation of any applicable legal requirements, corporate charter and bylaws, of each of Reliant and Thermage and the charter, bylaws and similar organizational documents of their respective subsidiaries as a result of entering into and consummating the transactions contemplated by the merger agreement;

•	the effect of entering into and consummating the transactions contemplated by the merger agreement on material contracts;

•	financial statements;

•	internal controls and procedures;

•	the absence of undisclosed liabilities;

•	absence of certain changes in the business from December 31, 2007 through July 7, 2008, the date of the merger agreement, including:

•	any material adverse effect;

•	amendments to its certificate of incorporation or bylaws;

•	authorization of any sale or issuance of securities;

•	any incurrence of indebtedness for borrowed money;

•	any declaration of any dividend;

•	any increase in salary or compensation or any grants of severance or termination pay to officers, directors or employees;

•	any acquisition, sale, lease, license or disposal of material assets;

•	any change in any method of accounting, except as required by generally accepted accounting principles;

•	any changes to tax reporting or tax accounting;

•	entering into or amending certain types of significant contracts;

•	any sale or license of intellectual property or modification or amendment of any existing agreement relating to intellectual property, other than in the ordinary course;

•	acquisition;

•	any capital expenditure or expenditures in excess of specified amounts;

•	commencement or settlement of any lawsuit; and

•	any material revaluation of assets;

•	compliance with applicable laws;

•	litigation;

•	significant contractual agreements;

•	employee benefit plans and labor relations;

•	its real properties;

•	taxes;

•	compliance with applicable environmental laws and regulations;

•	intellectual property;

•	product liability claims;

•	compliance with health care laws;

•	compliance with food and drug administration rules and regulations;

•	insurance;

•	transactions with affiliates;

•	payment, if any, required to be made to brokers and agents on account of the integrated merger;

•	accuracy of information supplied in this proxy statement/prospectus/information statement and the related registration statement filed by Thermage with the SEC;

•	the inapplicability of state takeover statutes to the first merger;

In addition, Reliant made representations and warranties regarding:

•	contributions made to the entity it will spin out prior to the closing.

In addition, Thermage made representations and warranties regarding:

•	filings and reports with the SEC;

•

the sufficiency of cash on hand at the closing of the first merger to pay the full aggregate amount of the cash consideration in the first merger and to satisfy its obligations under the merger agreement;

The representations and warranties of Reliant contained in the merger agreement will survive the first merger for a period of twelve months from completion of the first merger. The representations and warranties of Thermage contained in the merger agreement will not survive the first merger, but they form the basis of certain conditions to Thermage’s and Reliant’s obligations to complete the first merger.

Covenants of Thermage and Reliant

Except as contemplated by the merger agreement, Thermage and Reliant have agreed that, until completion of the first merger or termination of the merger agreement, it will and will cause its subsidiaries to (i) conduct its business in the usual, regular and ordinary course, in substantially the same manner as previously conducted and in compliance with all applicable legal requirements, (ii) pay its debts and taxes when due (subject to good faith disputes over such debts or taxes), (iii) pay or perform all material obligations when due, and (iv) use commercially reasonable efforts to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees, and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings. In addition, Reliant shall notify Thermage no less than five business days in advance of applying for, abandoning or letting lapse any U.S. or foreign patents.

Under the merger agreement, Reliant and Thermage also agreed that, until the earlier of the completion of the first merger or termination of the merger agreement, or unless the other party consents in writing, neither Reliant nor Thermage will:

•	adopt or propose any change to its certificate of incorporation or bylaws;

•

issue or authorize the issuance of any securities other than the issuance of common stock pursuant to stock options, grants of purchase rights under an employee stock purchase plan or grants to newly hired employees or refresh grants to current employees;

•	amend the terms of any of its securities or the securities of its subsidiaries;

•	incur any indebtedness for borrowed money, guarantee any indebtedness or issue any debt securities or create a lien over any of its assets;

•	declare, set aside or pay any dividends or other distributions of property on shares of capital stock;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of it or its subsidiaries;

•	forgive any loans to any of its employees, officers or directors;

•	increase compensation payable to officers or employees or grant any severance or termination pay or enter into any severance agreement with any director, officer or other employee;

•	adopt or amend any plan providing for employee benefits;

•	make any deposits or contributions of cash or other property to fund or in any other way secure the payment of compensation and benefits under any employee benefit plans;

•	enter into or amend any collective bargaining agreement;

•	acquire, sell, lease, license or dispose of any properties or assets, except pursuant to existing contracts or in the ordinary course and consistent with past practices;

•	adopt or change accounting methods other than as required by generally accepted accounting practices;

•	make or change any material tax election;

•	enter into any material contract other than for the sale of products in the ordinary course of business consistent with past practices;

•	amend in any material respect any material contract or grant any release or relinquishment of material rights;

•

sell, assign, transfer, license or sublicense, pledge or otherwise encumber any right to intellectual property other than non-exclusive licenses in the ordinary course of business consistent with past practices;

•	acquire any business or corporation;

•	mortgage, pledge or subject to lien any assets or properties;

•	make any expenditures or commitments in excess of the amounts in the merger agreement;

•	commence or settle any legal proceedings, except as described in the merger agreement;

•	materially revalue any of its assets except as required by GAAP;

•	take any or agree to any actions that would prevent Reliant from performing its obligations under the merger agreement or result in any conditions under the merger agreement not to be satisfied.

Non-solicitation by Thermage and Reliant

From the date of the merger agreement until the earlier of the termination of the merger agreement or the effective time of the first merger, each of Thermage and Reliant have agreed that neither it, nor any of its subsidiaries, nor any of its officers or directors or the officer and directors of its subsidiaries will, and that it will use its reasonable best efforts to cause any investment banker, attorney or other advisor or representative retained by it or its subsidiaries to not (and will not authorize or knowingly permit them to), directly or indirectly:

•	solicit, initiate, knowingly encourage or facilitate, or induce the making, submission or announcement of, an acquisition proposal, as defined in the merger agreement;

•

furnish to any person any nonpublic information with respect to it or any of its subsidiaries, or afford access to its or its subsidiaries’ business, properties, assets, books or records in a manner intended to facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any acquisition proposal, or take any other action intended to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an acquisition proposal;

•	participate or engage in discussions with any person with respect to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal;

•	enter into any letter of intent, memorandum of understanding or other contract contemplating or otherwise relating to any acquisition proposal; or

•	terminate, amend or waive any rights under any “standstill” or other similar contract with a third party.

However, if Thermage receives an unsolicited, bona fide written acquisition proposal from a third party, then Thermage may:

•	engage or participate in negotiations with the third party with respect to the acquisition proposal; and

•

furnish nonpublic information relating to Thermage pursuant to a confidentiality agreement containing customary limitations and with terms at least as restrictive as the confidentiality agreement in place between Thermage and Reliant, provided that Thermage gives concurrent written notice to Reliant of its intention to furnish this information and contemporaneously furnishes to Reliant the nonpublic information furnished to the third party to the extent not previously furnished;

but only if:

•

Thermage’s board of directors reasonably determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under Delaware law;

•

Thermage’s board of directors reasonably determines in good faith, after consultation with its financial advisor and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal as defined in the merger agreement;

•

at least three business days prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to the third party, Thermage gives Reliant written notice of the identity of such party and the material terms and conditions of the acquisition proposal (unless such acquisition proposal is in written form, in which case Thermage shall give Reliant a copy of all written materials comprising or relating thereto) and of Thermage’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such party; and

•

contemporaneously with furnishing any non-public information to such third party, Thermage furnishes such non-public information to Reliant (to the extent such information has not been previously furnished to Reliant).

An “acquisition proposal” with respect to either Thermage or Reliant means any offer or proposal relating to any “acquisition transaction” which is any transaction or series of related transactions, other than the integrated merger, involving:

•

any purchase or acquisition by any person or group directly or indirectly of a 15% or greater interest in the total outstanding equity interests or voting securities of the party or any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 15% or more of the total outstanding equity interests or voting securities of the party;

•

any acquisition or purchase of 50% or more of any class of equity or other voting securities of one or more subsidiaries of a party, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets (in each case, as of or for the 12-month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its subsidiaries, taken as a whole;

•

any merger, consolidation, business combination or other similar transaction involving the party or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets (as of or for the 12-month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its subsidiaries, taken as a whole, pursuant to which the stockholders of such party or such subsidiary or subsidiaries, as applicable, immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•

any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of assets of the party that generate or constitute 15% or more of the net revenues, net income or assets (as of or for the 12-month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its subsidiaries, taken as a whole;

•

any liquidation, dissolution, recapitalization or other significant corporate reorganization of the party or one or more of its subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets (in each case, as of or for the 12-month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its subsidiaries, taken as a whole.

A “superior proposal,” with respect to either Thermage or Reliant, means any, bona fide written acquisition proposal received by such party subsequent to the date of the merger agreement involving the acquisition of all of the outstanding voting securities of such party (i) which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the third party making such acquisition proposal) and (ii) with respect to which the board of directors of the applicable party shall have reasonably determined in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such proposed acquisition transaction, as well as any counter-offer or proposal made by the other party) that (A) the acquiring party is reasonably capable of timely consummating the proposed acquisition transaction on the terms proposed and without unreasonable delay and (B) the proposed acquisition transaction would, if timely consummated in accordance with its terms, be more favorable to the stockholders of the applicable party (in their capacity as such), from a financial point of view, than (x) the transactions contemplated by the merger agreement (or any counter-offer or proposal made by the other party) determined on a basis of long-term value, without consideration of changes in Thermage’s stock price or trading volume in and of itself and (y) any acquisition proposal received by such party during the three months prior to the date of the merger agreement.

Thermage and Reliant have also agreed to promptly, but in all cases within 24 hours, notify the other party orally and in writing of:

•	any acquisition proposal it receives,

•	any request for nonpublic information it receives that would reasonably be expected to lead to an acquisition proposal; or

•	any inquiry it receives with respect to, or which would reasonably be expected to lead to any acquisition proposal.

Thermage or Reliant, as the case may be, shall provide the other party with oral and written notice of the material terms and conditions of the acquisition proposal, request or inquiry, including copies of all written materials comprising or relating to such proposal and the identity of the person or group making the acquisition proposal, request or inquiry. Thermage has further agreed to keep Reliant reasonably informed on a current basis of the status of any discussions with respect to any acquisition proposal and the material terms and conditions, including all amendments or proposed amendments, of any acquisition proposal, request or inquiry it receives. Finally, Thermage and Reliant have agreed to provide the other party with three business days written notice prior to any meeting of its board of directors at which the board of directors will consider any acquisition proposal.

Change in Thermage Board Recommendation

In response to a superior proposal that has not been withdrawn, the Thermage board of directors may withhold, withdraw, amend or modify its recommendation in favor of the issuance of Thermage common stock in connection with the first merger, if:

•	Thermage has received an acquisition proposal that is a superior proposal;

•	Thermage stockholders have not approved the issuance of Thermage common stock in connection with the first merger;

•

Prior to changing its recommendation, Thermage provides Reliant with written notice of its intention to effect a change of recommendation at least five business days prior to effecting such change, which shall include (i) the most current version of the definitive agreement, (ii) the identity of the person or group making the superior proposal, and (iii) the opportunity to meet to discuss in good faith a modification to the terms and conditions of the merger agreement so that the transactions contemplated thereby may be effected;

•

Reliant has not made, within five business days after receipt of Thermage’s written notice of its intention to effect a change of recommendation, a counter-offer or proposal that the Thermage board of directors reasonably determines in good faith, after consultation with its financial advisor and outside legal counsel, is at least as favorable to its stockholders as the superior proposal; and

•

after discussions with Reliant, the Thermage board of directors reasonably determines in good faith, after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Reliant, that the failure to effect such change in recommendation would be reasonably likely to result in a breach of its fiduciary duties under Delaware law.

The obligation of Thermage to call, give notice of, convene and hold a stockholders’ meeting pursuant to the merger agreement and to submit the proposal to approve the issuance of Thermage common stock in connection with the first merger to the Thermage stockholders shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any acquisition proposal, or by any change of recommendation. Further, the commencement, disclosure, announcement or submission to either Thermage or Reliant of any acquisition proposal, or any change of recommendation shall not permit Thermage or Reliant to submit to a vote of its stockholders proposals other than, in the case of Thermage, for the issuance of Thermage common stock in connection with the first merger and, in the case of Reliant, for the adoption of the merger agreement and approval of the transactions contemplated thereby.

Other Covenants

The merger agreement contains a number of other covenants by Thermage and Reliant including:

Preparation of Registration Statement and Information Statement. Thermage and Reliant agreed to promptly prepare and file this proxy statement/prospectus/information statement and the registration statement of which it is a part, and Thermage agreed to promptly prepare and file the registration statement following the execution of the merger agreement. Both parties also agreed to use commercially reasonable efforts to have the registration statement declared effective by the SEC as promptly as practicable. Reliant agreed to furnish information regarding Reliant and its stockholders as reasonably required.

Meeting of Stockholders. Thermage agreed to take all actions necessary to hold the special meeting of its stockholders to consider and vote upon the issuance of shares of Thermage common stock in connection with the first merger.

Access to Information. Reliant agreed to afford Thermage reasonable access during the period prior to the effective time of the first merger to an employee list, officers and other employees for discussion regarding Reliant’s core business and processes, and officers and other employees of Reliant for limited technical discussions to facilitate integration of Reliant technology in the combined company.

Confidentiality. Thermage and Reliant agreed that any information obtained from the other during the period prior to the effective time of the first merger shall be governed by confidential nondisclosure agreements.

Public Announcements. Thermage and Reliant have agreed to consult with one another before issuing any press release or otherwise making any public statements about the first merger or related transactions, unless otherwise required by any applicable laws or regulations.

Reliant Options and Warrants. Reliant has agreed to use its commercially reasonable efforts to allow for the treatment of Reliant stock options, Reliant restricted stock units and Reliant warrants in connection with the first merger described in the merger agreement, including (i) obtaining any consents from, and delivering any notices to, holders of Reliant stock options or Reliant warrants and (ii) amending the terms of its equity incentive plans or arrangements.

Financials. Reliant agreed to provide within 30 days following the last day of each fiscal quarter ending after March 31, 2008, the unaudited balance sheet as of the end of the last day of such fiscal quarter and the related unaudited statements of income, cash flow and stockholders’ equity for the three-month period then ended, and promptly upon the completion of such audit, the audited consolidated balance sheets as of December 31, 2007 and related consolidated statements of income, cash flow and stockholders’ equity for the 12-month period then ended. In addition, Reliant agreed to use its commercially reasonable efforts to assist Thermage in the preparation of pro forma financial statements required or advisable to be included in any Current Report on Form 8-K or any other report, registration statement or definitive proxy statement to be filed by Thermage.

Termination of 401(k) Plans and Other Plans. Reliant and Thermage agreed to cooperate in good faith prior to the closing with respect to the appropriate treatment following the closing of any plans of Reliant and its ERISA affiliates intended to include Internal Revenue Code (the “Code”) Section 401(k) arrangements in order to effectuate orderly transition in respect of such plans and minimize any adverse effect on participating employees with respect to any such transition. Reliant agreed, if requested by Thermage, to adopt resolutions to terminate its 401(k) plans effective no later than the date immediately preceding the effective date of the first merger. As soon as practicable after the effective time, all participants in any 401(k) plans terminated at the request of Thermage will become participants in comparable 401(k) arrangements of Thermage.

Treatment as a Reorganization. Thermage and Reliant have each agreed to use their reasonable best efforts to, and to cause their respective subsidiaries to, cause the integrated merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Thermage and Reliant each agreed to use their reasonable best efforts to have their respective counsel render opinions that the integrated merger constitutes a reorganization within the meaning of Section 368(a) of the Code and have agreed to execute and deliver certificates containing customary representations at such time or times as reasonably requested by such counsel.

Spreadsheet. Reliant shall deliver a spreadsheet which shall separately list, as of the closing, the names and address information of all Reliant stockholders, holders of Reliant stock options, holders of Reliant warrants and holders of Reliant restricted stock units, information about the number and type of securities held by each such holder as well as the amount and type of consideration to be paid to each holder at the closing and the amount of cash that will be contributed to the escrow fund, if any, on behalf of such holder.

FIRPTA Compliance. On the effective date of the first merger, Reliant shall deliver to Thermage a FIRPTA compliance certificate in a form reasonably acceptable to Thermage.

Board of Directors of Thermage Following the Integrated Merger

The Thermage board of directors agreed to take all actions necessary such that, immediately following completion of the integrated merger, the Thermage board of directors will consist of six directors designated by the Thermage board of directors and three directors designated by the Reliant board of directors.

Indemnification and Insurance

The merger agreement provides that after the completion of the first merger, Thermage will, and will cause the surviving company (as a wholly owned subsidiary) to indemnify and hold harmless the individuals who on or prior to the effective time were officers, directors and employees of Reliant and its subsidiaries to the extent currently provided in Reliant’s certificate of incorporation and bylaws and will honor and fulfill in all respects Reliant’s obligations under any indemnification agreements in effect as of the date of the merger agreement between Reliant or any of its subsidiaries and any of its current or former directors and officers. Thermage has agreed to purchase a directors’ and officers’ insurance “tail” policy under Reliant’s existing directors’ and officers’ insurance policy which will provide coverage no less advantageous overall than the existing coverage for a period of six years following the effective time of the first merger, so long as the “tail” policy does not cost more than 300% of the current annual premium for such insurance for the entire six-year period.

Employee Benefits

The merger agreement provides that Thermage shall provide or cause to be provided to each employee of Reliant and its subsidiaries as of the effective time compensation (in the aggregate) and health, welfare and pension benefits that are substantially similar in the aggregate to those provided to similarly situated employees of Thermage and its subsidiaries. Such covenant does not include equity compensation. Thermage also agreed to recognize or to cause the surviving company to recognize prior service with Reliant or its subsidiaries of each employee of Reliant and its subsidiaries who are employed by Thermage or one of its subsidiaries following the effective time in connection with all employee benefit plans, programs or policies (including vacation and severance, but excluding the sabbatical program) of Thermage or its subsidiaries in which such employees are eligible to participate following the effective time for purposes of eligibility and vesting and determination of level of benefits (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). Thermage also agreed to cause or to cause the surviving company to cause any pre-existing conditions or limitations and eligibility waiting periods (to the extent that such waiting periods would be inapplicable, taking into account service with Reliant) under any group health plans of Thermage or its subsidiaries to be waived with respect to the continuing employees and their eligible dependents.

Regulatory Approvals

Each of Thermage and Reliant agreed to use its reasonable best efforts to take or cause to be taken all actions to consummate and make effective the transactions contemplated by the merger agreement, to obtain all necessary consents, waivers and approvals, to effect all necessary registrations and filings; provided, however, that Thermage shall not be required to agree to any divestiture by Thermage or Reliant or any of Thermage’s subsidiaries or affiliates, of shares of capital stock or of any business, assets or property of Thermage or its subsidiaries or affiliates, or of Reliant or its affiliates, or of the imposition of any material limitation on the ability of any of them to conduct their own business or own or exercise control of such assets, properties and stock.

Distribution

Prior to the closing of the first merger, Reliant will irrevocably and exclusively license to a newly formed wholly owned subsidiary, referred to as Spinco, Reliant patents and non-exclusively license certain Reliant know-how for use outside of the field of aesthetics. All stockholders holding Reliant preferred or common stock will be entitled to receive a pro rata dividend of Spinco stock on an as-converted-to-common-stock basis prior to the closing of the first merger (the “Distribution”). All outstanding shares of Reliant’s Series A preferred stock, Series B preferred stock, Series C preferred stock and Series E preferred stock are convertible into shares of common stock on a one-for-one basis. Each outstanding share of Reliant’s Series D preferred stock is convertible into 1.047556 shares of common stock. The Spinco stock has not been and will not be registered under the Securities Act and therefore the shares are subject to certain transfer limits.

Conditions to Completion of the First Merger

Each of Reliant’s and Thermage’s obligation to complete the first merger is subject to the satisfaction or waiver of a number of conditions, including:

•	that the registration statement, of which this proxy statement/prospectus/information statement is a part, be effective;

•

that the Reliant stockholders shall have adopted the merger agreement and approved the transactions contemplated thereby, including the appointment of Steven Mendelow as the stockholder representative and that the Thermage stockholders shall have approved the issuance of Thermage common stock to Reliant stockholders pursuant to the merger agreement;

•

that (i) the waiting period (and any extension thereof) applicable to the transactions contemplated by the merger agreement under any antitrust or competition legal requirements of any jurisdiction in which Thermage or Reliant have substantial business or operations or where Thermage and Reliant mutually agree to make a filing under applicable antitrust or competition legal requirements, shall have expired or been terminated; (ii) all clearances, consents, approvals, authorizations and orders applicable to the transactions contemplated hereby which are required under any antitrust or competition legal requirement of any jurisdiction in which Thermage or Reliant have substantial business or operations, or in which Thermage and Reliant mutually agree to make a filing under applicable antitrust or competition legal requirements, shall have been received, and (iii) all governmental authorities that have the authority to enforce any such antitrust or competition legal requirements shall have approved, cleared or decided neither to initiate proceedings or otherwise intervene in respect of the transactions contemplated by the merger agreement;

•

No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the first merger any legal requirement that is in effect and has the effect of making the first merger illegal in any jurisdiction in which Thermage or Reliant have substantial business or operations or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the first merger in any jurisdiction in which Thermage or Reliant have substantial business or operations;

•

No governmental authority of competent jurisdiction shall have issued or granted any order (whether temporary, preliminary or permanent) that has the effect of making the first merger illegal in any jurisdiction in which Thermage or Reliant have substantial business or operations or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the first merger;

•

the shares of Thermage common stock issuable in the first merger and the shares of Thermage common stock issuable in respect of all assumed warrants, shall have been authorized for listing on the NASDAQ Global Market upon official notice of issuance;

•

Thermage shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Reliant shall have received an opinion of Cooley Godward Kronish LLP, each dated as of the closing and each to the effect that the integrated merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that this condition shall nonetheless be deemed to be satisfied with respect to both Thermage and Reliant if either Wilson Sonsini Goodrich & Rosati, Professional Corporation or Cooley Godward Kronish LLP renders such opinion;

•	the completion of the Distribution of the shares of Spinco;

•

that each company’s representations and warranties in the merger agreement are true and correct, to the extent set forth in the merger agreement, except when the failure of such representations or warranties to be true and correct has not resulted, and would not reasonably be expected to result in, individually or in the aggregate with other such failures, a material adverse effect, to the other party;

•	that each party has complied in all material respects with its covenants and agreements in the merger agreement, to the extent set forth in the merger agreement; and

•	that no material adverse effect exist on either company.

Survival of Representations and Warranties; Escrow.

Under the merger agreement, Reliant’s representations and warranties will survive until 12 months after the effective time of the first merger, which we refer to as the expiration date. If Thermage delivers to Reliant written notice of a claim for indemnification prior to the expiration date, then the relevant representations and warranties will survive as to such claim until such claim has been finally resolved.

•

The merger agreement provides that Thermage and its officers, directors and affiliates, including the surviving company, will be indemnified by Reliant’s stockholders, Reliant’s warrantholders who hold in-the-money warrants, Reliant’s optionholders who hold Reliant stock options with an exercise price less than the consideration payable per share of Reliant common stock and holders of Reliant restricted stock units, severally for any losses incurred by Thermage arising out of:

•

any failure of any representation or warranty made by Reliant or its stockholders in the merger agreement to be true and correct or in the certificate delivered by Reliant at the closing with respect to such representations and warranties to be true and correct;

•

any failure to by Reliant to perform or comply with any covenant applicable to them under the merger agreement, any related agreements or in the certificate delivered by Reliant at the closing with respect to such covenants;

•	any failure of the spreadsheet delivered by Reliant at closing to be true and correct;

•	any payments made to dissenting stockholders in excess of the merger consideration;

•	the distribution of Spinco capital stock to the Reliant stockholders;

•	any portion of the working capital adjustment not deducted from the merger consideration at the closing;

•	any portion of the net debt adjustment not deducted from the merger consideration at the closing;

•

any payment or consideration arising under any consents, notices, waivers, terminations or approvals as are required in connection with the integrated merger and which do not reduce the closing working capital;

•	certain other specified matters for which Thermage and Reliant have agreed that Thermage may only recover for 50% of the losses incurred or sustained by them.

•	Thermage’s right to receive indemnification payments under the merger agreement is subject to a number of limitations, including the following:

•

Thermage may not receive any indemnification payments for breaches of representations or warranties unless the aggregate amount of damages arising out of all breaches of representations and warranties exceeds $350,000 and then Thermage is only entitled to indemnification for losses that exceed $350,000 except that this threshold will not apply to losses resulting from (i) a breach of Reliant’s representations regarding (A) its organization and qualification or (B) its contributions to Spinco or (ii) fraud or any willful misrepresentation.

Escrow Fund

At the closing, Thermage will withhold cash from the merger consideration otherwise payable to Reliant stockholders, holders of in-the-money Reliant stock options and warrants, and holders of Reliant restricted stock units in an aggregate amount equal to 10% of the total value of the cash and Thermage common stock to be issued to Reliant stockholders at the closing and such amount will be deposited into an escrow fund. This escrowed amount will be available to compensate Thermage if it is entitled to indemnification under the merger agreement. Any portion of this escrowed amount that, twelve months following the completion of the first merger, has not been used to indemnify Thermage and that is not the subject of an unresolved claim for indemnification by Thermage will be distributed to the Reliant stockholders. The escrowed amount will be held by U.S. Bank, National Association, as the escrow agent under the terms of the merger agreement. The amount of the escrow fund contributed by each Reliant stockholder will be proportional to each such holder’s pro rata portion of the total merger consideration.

Definition of Material Adverse Effect

As it Pertains to Thermage:

A material adverse effect with respect to Thermage means any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the material adverse effect, has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of Thermage and its subsidiaries, taken as a whole; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a material adverse effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a material adverse effect has occurred or may, would or could occur: (i) general economic, financial or political conditions in the United States or any other jurisdiction in which Thermage or any of its subsidiaries has substantial business or operations, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on Thermage and its subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (ii) general conditions in the aesthetic laser industry, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or natural disasters), to the extent that such conditions do not have a materially disproportionate impact on Thermage and its subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (iii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or natural disasters), to the extent that such conditions do not have a materially disproportionate impact on Thermage and its subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (iv) the announcement or pendency of the merger agreement and the transactions contemplated thereby; (v) changes in GAAP (or any interpretations of GAAP) applicable to Thermage or any of its subsidiaries; (vi) changes in Thermage’s stock price or the trading volume of Thermage stock, in and of itself; or (vii) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself.

As it Pertains to Reliant:

A material adverse effect with respect to Reliant means a fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the material adverse effect, has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of Reliant and its subsidiaries, taken as a whole; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a material adverse effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a material adverse effect has occurred or may, would or could occur: (i) general economic, financial or political conditions in the United States or any other jurisdiction in which Reliant or any of its subsidiaries has substantial business or operations, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on Reliant and its subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (ii) general conditions in the aesthetic laser industry, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or natural disasters), to the extent that such conditions do not have a materially disproportionate impact on Reliant and its subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (iii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or natural disasters), to the extent that such conditions do not have a materially disproportionate impact on Reliant and its subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (iv) the announcement or pendency of the merger agreement and the transactions contemplated thereby; (v) changes in GAAP (or any interpretations of GAAP) applicable to Reliant or any of its subsidiaries; (vi) the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself or (vii) certain specified matters.

Termination of the Merger Agreement

Reliant and Thermage may mutually agree at any time to terminate the merger agreement without completing the first merger.

In addition, either of Reliant or Thermage may, without the consent of the other, terminate the merger agreement in either of the following circumstances:

•

if any governmental authority of competent jurisdiction shall have: (i) enacted, promulgated or issued or deemed applicable to the first merger any legal requirements that would make completion of the merger illegal in any jurisdiction in which Thermage or Reliant have substantial business operations, or (ii) issued or granted any final non-appealable order of a federal or state court in effect that has the effect of making the first merger illegal or would otherwise prohibit, prevent or restrain the first merger in any jurisdiction in which Thermage or Reliant have substantial business operations;

•	if the first merger is not completed by January 7, 2009; or

•	if the Thermage stockholders do not approve the issuance of Thermage common stock to Reliant stockholders at the Thermage stockholder meeting.

In addition, Thermage may, without the consent of Reliant, terminate the merger agreement in either of the following circumstances:

•

there has been a breach of any representation, warranty, covenant or agreement of Reliant contained in the merger agreement such that the closing conditions regarding such representations, warranties and covenants would not be satisfied and such breach has not been cured within 30 calendar days after written notice to Reliant, unless the breach, by its nature, cannot be cured through the exercise of commercially reasonably efforts.

In addition, Reliant may, without the consent of Thermage, terminate the merger agreement if:

•

there has been a breach of any representation, warranty, covenant or agreement of Thermage contained in the merger agreement such that the closing conditions regarding such representations, warranties and covenants would not be satisfied and such breach has not been cured within 30 calendar days after written notice thereof to Thermage, unless the breach, by its nature, cannot be cured through the exercise of commercially reasonably efforts; or

•

the Thermage board of directors or any committee thereof has changed its recommendation in favor of the issuance of Thermage common stock to Reliant stockholders in a manner adverse to Reliant, the Thermage board of directors approves or recommends that its stockholders recommend an alternative acquisition transaction with respect to Thermage or Thermage enters into a contract for an alternative acquisition transaction with respect to Thermage.

Payments by Thermage following Termination

Thermage would be required to pay Reliant a termination fee of $3.5 million if the merger agreement is terminated under certain circumstances. However, if Thermage stockholder approval has not been obtained at the stockholder meeting called with respect to the issuance of stock pursuant to the first merger, Thermage will pay the transaction expenses of Reliant up to $1.3 million.

Costs and Expenses

In general, all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such expenses whether or not the first merger is consummated.

Reliant Support Agreements

The following is a summary of certain material provisions of the Reliant support agreements. This summary is qualified in its entirety by reference to the form of support agreement, a copy of which is attached as Annex C to this proxy statement/prospectus/information statement and is incorporated into this proxy statement/prospectus/information statement by reference.

Agreement to Vote

Each of Hank Gauthier, Maynard Howe, Leonard DeBenedictus, Eric Stang, Steven Mendelow, Glen Nelson, Robert Quillinan, Robert Zollars, Andrew Galligan, Jeffrey Jones, Keith Sullivan, entities affiliated with Three Arch Capital, L.P., entities affiliated with Meritech Capital Partners II, L.P. and entities affiliated with Delphi Ventures VII, L.P. has entered into a support agreement with Thermage.

Each of these Reliant directors, executive officers and affiliates has agreed to vote his, her or its shares of Reliant capital stock, and any and all options, warrants and other rights to acquire shares of Reliant capital stock, (i) in favor of approval of the first merger and the adoption and approval of the merger agreement, and in favor of each of the other actions contemplated by the merger agreement and the support agreement and any action required in furtherance thereof; (ii) in favor of approval of the certificate amendment; (iii) against approval of any proposal made in opposition to, or in competition with, consummation of the first merger and the transactions contemplated by the merger agreement; (iv) against any of the following actions (other than those actions that relate to the first merger and the transactions contemplated by the merger agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Reliant or any subsidiary of Reliant with any party, (B) any sale, lease or transfer of any significant part of the assets of Reliant or any subsidiary of Reliant, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Reliant or any subsidiary of Reliant, (D) any automatic conversion of Reliant preferred stock, or (E) any material change in the capitalization of Reliant or any subsidiary of Reliant, or the corporate structure of Reliant or any subsidiary of Reliant; and (v) in favor of waiving any notice that may have been or may be required relating to any reorganization of Reliant or any subsidiary of Reliant, any reclassification or recapitalization of the capital stock of Reliant, any sale of assets, change of control or acquisition of Reliant or any subsidiary of Reliant by any other person, or any consolidation or merger of Reliant or any subsidiary of Reliant with or into any other person. These persons had the right, as of July 7, 2008, to vote a total of approximately 5,579,287 shares of Reliant capital stock on an as-converted-to-common-stock basis, or approximately 55.3% of the outstanding shares of Reliant stock on an as-converted-to-common stock basis on July 7, 2008.

In connection with the support agreements, these persons have granted an irrevocable proxy appointing members of the Thermage board of directors, and each of them individually, as their sole and exclusive attorneys and proxies to vote their shares in accordance with the terms of the support agreements.

In addition, shortly after the execution of the merger agreement on July 7, 2008, Reliant received completed and executed actions by written consent from each of Maynard Howe, Leonard DeBenedictus, Steven Mendelow,

Glen Nelson, entities affiliated with Three Arch Capital, L.P., entities affiliated with Meritech Capital Partners II, L.P. and entities affiliated with Delphi Ventures VII, L.P., which stockholders hold the requisite number of shares of Reliant common stock and preferred stock necessary to adopt the merger agreement and approve the transactions contemplated thereby under Delaware law and Reliant’s certificate of incorporation. The following table sets forth the approximate percentages of outstanding shares of Reliant preferred stock and outstanding shares of Reliant common stock, on an as-converted-to-common-stock basis, held on July 7, 2008 by each of the Reliant stockholders that executed such actions by written consent, as well as each stockholder’s position with Reliant:

Name of Stockholder	Position with Reliant	Percentage of Reliant Preferred Stock	Percentage of Reliant Common Stock on an As-Converted Basis
Maynard Howe and affiliates	Director	12.1%	10.9%
Leonard DeBenedictus and affiliates	Executive Officer and Director	1.2%	1.9%
Steven Mendelow and affiliates	Director	1.9%	2.0%
Glen Nelson and affiliates	Director	1.0%	0.9%
Three Arch Capital, L.P. and affiliates	Affiliated with Director(1)	27.3%	23.4%
Meritech Capital Partners II, L.P. and affiliates	N/A	12.3%	10.8%
Delphi Ventures VII, L.P. and affiliates	N/A	6.3%	5.4%

Total		62.0%	55.3%

(1)	William T. Harrington, M.D., a director of Reliant, is a member of TAC Management L.L.C., the general partner of Three Arch Capital, L.P.

Transfer Restrictions

The support agreement, subject to certain exceptions, restricts or limits the ability of each stockholder that is a party to the agreement to sell, transfer, pledge, encumber, grant an option with respect to or otherwise dispose of any of his or her shares of Reliant capital stock, or to agree to do the foregoing. Several exceptions to this restriction exist, such as the right to transfer to a family member, a trust for the benefit of family members, a charitable trust or a charity if the transferee agrees in writing to be bound by the support agreement.

The irrevocable proxy and support agreement will terminate upon the earlier of the consummation of the first merger or the termination of the merger agreement.

Thermage Voting Agreements

The following is a summary of certain material provisions of the Thermage voting agreements. This summary is qualified in its entirety by reference to the form of voting agreement, a copy of which is attached as Annex B to this proxy statement/prospectus/information statement and is incorporated into this proxy statement/prospectus/information statement by reference.

Agreement to Vote

Each of the directors and executive officers of Thermage, as well as entities affiliated with Institutional Venture Partners, entities affiliated with Essex Woodland Health Ventures, entities affiliated with Draper Fisher Jurvetson ePlanet Ventures LP, entities affiliated with Morgenthaler Venture Partners and entities affiliated with Technology Partners who collectively held approximately 38% of the outstanding shares of Thermage as of the close of business on July 7, 2008, entered into voting agreements with Reliant, pursuant to which each stockholder agreed to vote its shares of Thermage common stock in favor of the issuance of Thermage common stock in connection with the first merger and against certain transactions or certain actions that would delay, prevent or nullify the integrated merger or the transactions contemplated by the merger agreement.

In connection with the voting agreements, these persons have granted an irrevocable proxy appointing members of the Reliant board of directors, and each of them individually, as their sole and exclusive attorneys and proxies to vote their shares in accordance with the terms of the voting agreements.

Transfer Restrictions

The voting agreement, subject to certain exceptions, restricts or limits the ability of each stockholder that is a party to the agreement to sell, transfer, pledge, encumber, grant an option with respect to or otherwise dispose of any of his or her shares of Thermage capital stock, or to agree to do the foregoing. Several exceptions to this restriction exist, such as the right to transfer to a family member, a trust for the benefit of family members, a charitable trust or a charity if the transferee agrees in writing to be bound by the voting agreement.

The voting agreements and the irrevocable proxy will terminate upon the earlier of the consummation of the first merger or the termination of the merger agreement.

Lock-up Agreements

Concurrently with the execution and delivery of the merger agreement, the executive officers and directors (and their respective affiliates) of Thermage and the executive officers and directors (and their respective affiliates) of Reliant entered into lock-up agreements pursuant to which each of the signatories agreed not to sell or otherwise transfer any shares of Thermage common stock held at the closing of the first merger until the first business day after Thermage announces earnings for the first full quarter after the closing.

Note and Security Agreement

In connection with the execution of the merger agreement, Thermage extended an advance of $5.0 million to Reliant pursuant to a secured bridge financing. The advance is evidenced by a secured promissory note issued by Reliant and secured by a subordinated lien on substantially all assets of Reliant excluding intellectual property pursuant to the terms of a security agreement between Reliant and Thermage. The secured promissory note bears interest at a rate of 15% per annum and is due (subject to the subordination described below) on the earliest to occur of (a) 365 days after the effective date of the acquisition by Thermage of Reliant, (b) ten days after the effectiveness of a change of control of Reliant other than pursuant to the merger agreement between Thermage and Reliant, and (c) upon the occurrence of an event of default under the secured promissory note, which includes customary events of default, including payment defaults, covenant defaults, cross-defaults to other indebtedness, bankruptcy and certain other insolvency defaults and judgment defaults. Indebtedness under the secured promissory note is subordinated in right of payment to and the liens on Reliant’s assets in favor of Thermage are subordinated to existing debt of Reliant outstanding under the loan facilities with each of Pinnacle Ventures, LLC and its affiliates and Comerica Bank and the liens of such existing senior lenders. Amounts outstanding at the closing under this $5.0 million advance will be considered as part of Reliant’s net indebtedness for purposes of the purchase price adjustments pursuant to the merger agreement.

License Agreement

The license agreement pursuant to which Reliant will license Reliant intellectual property to Spinco is an irrevocable and exclusive license, with limited exceptions, to certain Reliant patents and non-exclusively license know-how for use outside of the field of aesthetics. The license will be royalty free and fully paid and will be effective upon the closing of the transactions contemplated by the merger agreement. As a result of the license agreement and spin-out, Thermage will possess rights to Reliant patents only within the aesthetics field. As of the date of this proxy statement/prospectus/information statement, Reliant has only immaterial sales, and has no products planned or currently under development which use the Reliant intellectual property outside of the aesthetics field.

Reliant Certificate Amendment

The Reliant board of directors and the requisite number of Reliant stockholders have approved an amendment to the certificate of incorporation of Reliant. This amendment provides that Reliant may make a distribution of shares of Spinco to holders of Reliant preferred stock and common stock. In addition, the Reliant board of directors and requisite number of Reliant stockholders have approved an amendment providing that upon the closing of the first merger pursuant to the merger agreement, holders of Reliant preferred stock and Reliant common stock will only be entitled to receive the amounts they are entitled to receive under the merger agreement. A copy of the amendments to Reliant’s certificate of incorporation, which will be filed prior to the first merger with the Secretary of State of the State of Delaware, are included as Annex F to this proxy statement/prospectus/information statement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introductory Note to Unaudited Pro Forma Condensed Combined Financial Statements

On July 7, 2008, Thermage and Reliant entered into a definitive merger agreement for a transaction to be accounted for as a purchase under accounting principles generally accepted in the United States. Thermage is considered to be acquiring Reliant in this merger. A more detailed description of and summary of the accounting for the merger is provided in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Pro forma adjustments in the accompanying unaudited pro forma condensed combined financial statements reflect certain assumptions and estimates regarding the purchase price and the fair value of assets acquired and liabilities assumed and the amount of goodwill that will arise from the merger. The actual goodwill arising from the acquisition will be based on the difference between the value of the merger consideration, including certain acquisition and closing costs, and the fair value of the assets acquired and liabilities assumed. For purposes of the accompanying unaudited pro forma condensed combined financial statements, the purchase price has been assumed using the average closing value of Thermage’s common stock on July 7, 2008 and on the two trading days prior to and after July 7, 2008.

The unaudited pro forma condensed combined financial information is based on a number of other assumptions and estimates and is subject to a number of uncertainties relating to the merger and related matters, including, among other things, estimates, assumptions and uncertainties regarding (1) the amount of accruals for direct acquisition costs and the amount of expenses and other costs relating to the merger, (2) the actual amount of goodwill that will arise from the merger, and (3) the fair values of certain assets and liabilities, which are sensitive to assumptions and market conditions. Accordingly, the unaudited pro forma condensed combined financial information does not purport to be indicative of the actual results of operations or financial condition that would have been achieved had the merger in fact occurred on the dates indicated, nor does it purport to be indicative of the results of operations or financial condition that may be achieved in the future. In addition, the consummation of the merger is subject to satisfaction of a number of conditions, and no assurance can be given the merger will be consummated on the currently anticipated terms, or at all.

The accompanying unaudited pro forma condensed combined financial statements presented below are based on the historical financial statements of Thermage and Reliant, adjusted to give effect to the acquisition of Reliant by Thermage. The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the historical financial statements and related notes of Thermage and Reliant included elsewhere in this proxy statement/prospectus/information statement. The pro forma adjustments are described in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Pro forma adjustments related to the unaudited pro forma condensed combined statements of operations give effect to events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) expected to have a continuing impact on the combined results. Pro forma adjustments related to the unaudited pro forma condensed combined balance sheet give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.

The unaudited pro forma condensed combined balance sheet as of June 30, 2008 assumes the proposed merger was completed as of June 30, 2008. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2007 and for the six months ended June 30, 2008 assume the proposed merger was completed as of January 1, 2007.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of June 30, 2008
	Historical Thermage	Historical Reliant	Pro Forma Adjustments (Note 3)		Pro Forma Combined
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$15,358	$5,858	$—		$21,216
Marketable investments	36,882	—	(25,000)	a	11,882
Accounts receivable, net	7,079	4,586	—		11,665
Inventories, net	5,855	7,951	774	b	14,580
Prepaid expenses and other current assets	1,438	868	—		2,306

Total current assets	66,612	19,263	(24,226)		61,649
Property and equipment, net	2,876	3,831	—		6,707
Intangible assets, net	—	264	32,936	c	33,200
Goodwill	—	—	47,440	d	47,440
Other assets	142	294	—		436

Total assets	$69,630	$23,652	$56,150		$149,432

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable	$1,263	$7,609	$—		$8,872
Accrued liabilities	5,588	4,538	5,067	e	15,193
Preferred stock warrant liability	—	865	(865)	f	—
Line of credit obligation	—	3,000	—		3,000
Current portion of notes payable	—	2,719	—		2,719
Current portion of deferred revenue	1,483	2,272	(716)	g	3,039
Other current liabilities	35	1	—		36

Total current liabilities	8,369	21,004	3,486		32,859
Notes payable	—	3,270	—		3,270
Deferred rent, net of current portion	100	—	—		100
Deferred revenue, net of current portion	570	307	(77)	g	800
Other liabilities	222	2	—		224

Total liabilities	9,261	24,583	3,409		37,253

Redeemable convertible preferred stock		60,704	(60,704)	h	—

Stockholders’ equity:
Common stock	24	1	23	h	48
Additional paid-in capital	102,164	26,289	35,497	h	163,950
Deferred stock-based compensation	(3)	—	—		(3)
Accumulated other comprehensive loss	(109)	—	—		(109)
Accumulated deficit	(41,707)	(87,925)	77,925	h	(51,707)

Total stockholders’ equity (deficit)	60,369	(61,635)	113,445		112,179

Total liabilities and stockholders’ equity	$69,630	$23,652	$56,150		$149,432

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations

	Year Ended December 31, 2007
	Historical Thermage	Historical Reliant	Pro Forma Adjustments (Note 3)		Pro Forma Combined
	(in thousands, except shares and per share data)

Net revenue	$63,101	$70,476	$—		$133,577
Cost of revenue	15,976	32,721	2,588	i	51,285

Gross margin	47,125	37,755	(2,588)		82,292

Operating expenses
Sales and marketing	26,195	33,315	1,133	i	60,643
Research and development	9,099	13,932	—		23,031
General and administrative	11,300	14,575	—		25,875

Total operating expenses	46,594	61,822	1,133		109,549

Income (loss) from operations	531	(24,067)	(3,721)		(27,257)
Interest and other income, net	2,520	556	(1,125)	j	1,951
Interest expense	—	(902)	—		(902)
Gains on preferred stock warrant liability	—	6,676	(6,676)	k	—

Income (loss) before income taxes	3,051	(17,737)	(11,522)		(26,208)
Provision for income taxes	(271)	(25)	—		(296)

Net income (loss)	$2,780	$(17,762)	$(11,522)		$(26,504)

Net income (loss) per share—basic and diluted (Note 4):
Net income (loss) per share—basic	$0.12				$(0.57)

Net income (loss) per share—diluted	$0.11				$(0.57)

Weighted average shares outstanding used in calculating net income (loss) per common share (Note 4):
Basic	23,241,031				46,841,031

Diluted	24,884,458				46,841,458

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations

	Six Months Ended June 30, 2008
	Historical Thermage	Historical Reliant	Pro Forma Adjustments (Note 3)		Pro Forma Combined
	(in thousands, except share and per share data)

Net revenue	$34,112	$40,966	$—		$75,078
Cost of revenue	8,453	16,232	1,294	i	25,979

Gross margin	25,659	24,734	(1,294)		49,099

Operating expenses
Sales and marketing	14,415	17,832	567	i	32,814
Research and development	4,904	6,806	—		11,710
General and administrative	7,598	6,996			14,594

Total operating expenses	26,917	31,634	567		59,118

Loss from operations	(1,258)	(6,900)	(1,861)		(10,019)
Interest and other income, net	1,146	22	(563)	j	605
Interest expense	—	(473)	—		(473)
Gains on preferred stock warrant liability	—	651	(651)	k	—

Loss before income taxes	(112)	(6,700)	(3,075)		(9,887)
Provision for income taxes	(86)	(3)	—		(89)

Net loss	$(198)	$(6,703)	$(3,075)		$(9,976)

Net loss per share—basic and diluted (Note 4):	$(0.01)				$(0.21)

Weighted average shares outstanding used in calculating net income (loss) per common share (Note 4):
Basic and diluted	23,743,043				47,343,043

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Summary of Accounting for Merger

On July 7, 2008, Thermage, Inc., a Delaware corporation (“Thermage”), Relay Acquisition Company, LLC, a Delaware limited liability company and a wholly owned subsidiary of Thermage (“Merger Sub II”), and Reliant Technologies, Inc., a Delaware corporation, (“Reliant”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Subject to satisfaction or waiver of the conditions therein, a Delaware corporation and wholly owned subsidiary of Thermage to be formed (“Merger Sub I”) will merge with and into Reliant, and then Reliant, as the surviving corporation, will merge with and into Merger Sub II, with Merger Sub II being the ultimate surviving entity and continuing as a wholly owned subsidiary of Thermage (the “Merger”).

Under the terms of the Merger Agreement, Thermage will issue in the aggregate 23,600,000 shares of Thermage common stock and up to approximately 400,000 shares of Thermage common stock subject to warrants, and pay approximately $25.0 million in cash, subject to certain purchase price adjustments, to Reliant security holders in the Merger. In addition, Thermage has agreed to provide interim debt financing to Reliant in the amount of $5.0 million.

The following unaudited pro forma condensed combined financial data was prepared using the purchase method of accounting and was based on the historical financial statements of Thermage and Reliant. The unaudited pro forma condensed combined balance sheet as of June 30, 2008 combines the historical Thermage and Reliant balance sheets as if the Merger had closed on June 30, 2008. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2007 and the six months ended June 30, 2008 combine the historical Thermage and Reliant statements of operations as if the Merger had closed on January 1, 2007. This unaudited pro forma condensed combined financial data should be read in conjunction with the historical financial statements and accompanying notes of Reliant contained elsewhere in this proxy statement/prospectus/information statement, and Thermage’s historical financial statements and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not intended to represent or be indicative of the results of operations that would have been achieved if the Merger had been completed on January 1, 2007, and should not be taken as representative of future consolidated results of operations or financial condition of Thermage. Preparation of the unaudited pro forma condensed combined financial information for all periods presented required management to make certain judgments and estimates to determine the pro forma adjustments, such as purchase accounting adjustments, which include, among others, amortization charges from acquired intangible assets, reduction in interest income and expense and related income tax effects. In addition, with respect to the unaudited pro forma condensed combined balance sheet at June 30, 2008, management estimated the fair value of Reliant’s assets acquired and liabilities assumed as of June 30, 2008.

The pro forma information does not reflect cost savings, operating synergies or revenue enhancements expected to result from the Merger or the costs to achieve these cost savings, operating synergies and revenue enhancements.

The preliminary allocation of the purchase price to Reliant’s tangible and intangible assets, in-process research & development and liabilities is based on management’s estimates of fair value and will be finalized upon consummation of the Merger and the completion of a third party formal valuation. The preliminary allocation of the estimated purchase price presented in the pro forma adjustments is based on the estimated fair value of acquired net tangible and intangible assets of Reliant, as if the Merger had closed on June 30, 2008. The preliminary allocation of purchase price is subject to refinement. Final purchase price adjustments may vary materially from the pro forma adjustments presented.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

2. Purchase Price Allocation

Under the terms of the Merger Agreement, Thermage will pay $25.0 million in cash subject to certain purchase price adjustments, and issue 23,600,000 shares of Thermage common stock and up to approximately 400,000 shares of Thermage common stock subject to warrants. The Merger will be accounted for under the purchase method of accounting, and under this method of accounting, the total purchase price, including transaction costs of approximately $3.1 million, is approximately $89.9 million.

The following table summarizes the components of the estimated total purchase price determined for accounting purposes of these unaudited pro forma condensed combined financial statements (in thousands):

Cash payment for Reliant capital stock	$25,000
Fair value of common stock to be issued	61,360
Fair value of common stock warrants to be issued	450
Direct transaction costs (estimated)	3,110

Total estimated purchase price	$89,920

The value of the shares of Thermage common stock to be issued was determined based on the average closing price of Thermage’s common stock on July 7, 2008 and on the two trading days prior to and after July 7, 2008, or $2.60 per share.

The fair value of common stock warrants to be issued was determined using the Black-Scholes option pricing model based on the issuance of approximately 400,000 shares of Thermage common stock subject to warrants calculated based on the closing price of Thermage’s common stock on June 30, 2008.

The preliminary allocation of purchase consideration was based on the estimated fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the Merger. The preliminary allocation of the estimated purchase price was made to major categories of assets and liabilities in the accompanying unaudited pro forma condensed combined financial statements based on management’s best estimates, assuming the Merger had closed on June 30, 2008 for the unaudited pro forma condensed combined balance sheet purposes and January 1, 2007 for the unaudited pro forma condensed combined statements of operation purposes . The excess of the estimated purchase price over the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed was allocated to goodwill.

The preliminary allocation of the estimated purchase price in the unaudited pro forma condensed combined balance sheet as of June 30, 2008 was prepared based on management’s preliminary estimate of the fair value of assets to be acquired and liabilities assumed, as presented below (in thousands):

Net tangible assets acquired	$(720)
Amortizable intangible assets:
Developed technology	15,200
Customer relationships	10,000
Trade names	3,000
Collaboration agreement	5,000
In-process research and development	10,000
Goodwill	47,440

Total estimated purchase price	$89,920

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

Net tangible assets were $(0.7) million and were based on estimated fair values. See further discussion of these purchase accounting adjustments in Note 3.

Identified intangible assets of $33.2 million consist primarily of developed technology, customer relationships, trade names, and a collaboration agreement. Developed technology relates to Reliant’s core and product technologies which are generating revenue and expected to generate future revenue. Customer relationships relate to Reliant’s ability to sell existing and future versions of its products to its existing customers. Collaboration agreement represents an estimate of the fair value associated with a collaboration agreement with a customer. Trade names represent future value to be derived associated with the use of existing trade names in product promotion. Thermage expects to amortize developed technology, customer relationships, trade names, and collaboration agreement over their expected useful life of 7 to 12 years.

The amount allocated to in-process research and development represents an estimate of the fair value of research projects that have not reached technological feasibility and have no alternative future use. The valuation was determined using a discounted cash flows technique. The estimated fair value of in-process research and development will be expensed immediately following the consummation of the Merger.

Of the total estimated purchase price, approximately $47.4 million was preliminarily allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets.

3. Pro Forma Adjustments

The accompanying unaudited pro forma condensed combined financial statements have been prepared as if the Merger was completed on June 30, 2008 for balance sheet purposes and on January 1, 2007 for statement of operations purposes and reflect the following pro forma adjustments:

(a) Adjustment to record decrease in Thermage’s marketable investments of approximately $25.0 million to fund the merger.

(b) Adjustment to record acquired inventory at fair value.

(c) Adjustment to record the fair value of intangible assets to be acquired.

(d) Adjustment to record the goodwill resulting from the Merger.

(e) Adjustment to other accrued liabilities as follows (in thousands):

Direct transaction costs (estimated)	$3,110
Exit-related activities in connection with the merger	857
Severance related to workforce restructuring	1,025
Other accrued liabilities	75

Total	$5,067

(f) Adjustment to eliminate preferred stock warrant liability.

(g) Adjustment to record Reliant’s deferred revenue at fair value, representing the legal performance obligations under Reliant’s existing contracts.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(h) Adjustment to redeemable convertible preferred stock and stockholders’ equity as follows (in thousands):

Eliminate Reliant’s historical redeemable convertible preferred stock and stockholders’ equity	$931
Fair value of Thermage common stock issued in connection with the Merger	61,360
Fair value of Thermage common stock warrants issued in connection with the Merger	450
Write-off in-process research and development	(10,000)

Total	$52,741

(i) To record amortization of the acquired intangible assets as follows (in thousands):

	Six months ended June 30, 2008	Year ended December 31, 2007
Amortization of merger-related intangible assets presented as part of the following captions:
Cost of revenue	$1,294	$2,588
Sales and Marketing	567	1,133

Total	$1,861	$3,721

(j) To decrease interest income by applying the average rate of return for the respective periods to the assumed decrease in Thermage’s marketable investments balance of approximately $25.0 million used to fund the Merger.

(k) To eliminate gains on re-measurement of Reliant’s preferred stock warrants.

4. Unaudited Pro Forma Combined Loss Per Share—Basic and Diluted

Shares used in the pro forma combined basic and diluted net loss per share calculation reflect the addition of 23,600,000 shares of Thermage voting common stock issued to Reliant as if those shares were outstanding from January 1, 2007. The 23,600,000 shares were determined in accordance with the Merger Agreement.

INFORMATION ABOUT THERMAGE

In this section, “Information About Thermage,” references to “we,” “us,” “our” and “ours” refer to Thermage.

Overview

We design, develop, manufacture and market medical devices for the non-invasive treatment of wrinkles. Our Thermage® procedure can be performed on any part of the body where treatment of wrinkles is desired. Our ThermaCool® system uses patented monopolar radiofrequency, or RF, energy to heat and shrink collagen and tighten dermis and subcutaneous tissue while simultaneously cooling and protecting the surface of the skin. The heating and shrinking of the collagen can cause a healing process to begin, which may further tighten the skin and reduce wrinkles over the next two to six months. The Thermage procedure is normally performed in a medical office setting as a single treatment that takes from 20 minutes to two hours, depending on the treatment area. The Thermage procedure provides patients seeking wrinkle reduction as a non-invasive alternative to surgical procedures that cost up to tens of thousands of dollars and can involve weeks of recovery. We offer, and are continuing to develop, a variety of ThermaTips™ designed to optimize the Thermage procedure for new conditions and different parts of the body.

We received FDA clearance and commercially launched our ThermaCool system in 2002. We market the ThermaCool system, including our single-use ThermaTips, in the United States to physicians primarily through a direct sales force and internationally in 82 countries through a network of distributors. Our sales force trains physicians and other medical professionals on the proper use of the ThermaCool system and maintains frequent interaction with these customers to promote repeat sales of our ThermaTips. As of June 30, 2008, we had an installed base of approximately 2,560 ThermaCool RF generators and had sold approximately 554,000 ThermaTips, which we estimate represent an approximately equal number of Thermage procedures performed.

The Structure of Skin and Connective Tissue

The skin is comprised of the epidermis, dermis and the hypodermis, or subcutaneous fat layer. The top two layers of skin, the epidermis and dermis, together are known as the cutis and on most areas of the body are approximately two to three millimeters thick. The dermis contains blood vessels, hair follicles and other skin components. The deepest layer of the skin, the hypodermis, contains 50% of the body’s fat cells. The hypodermis also contains collagen strands, or fibrous septae, that connect the dermis to the underlying bone and muscle. Collagen has been shown to be a very flexible and stretchable protein with high tensile strength. With advancing age and exposure to damaging environmental factors, collagen deteriorates and loses its elasticity, resulting in the formation of rhytids, or a wrinkling of the epidermis. The following diagram illustrates the basic anatomy of the skin:

Electromagnetic radiation, specifically light and heat, applied to the different layers of the skin can have an effect on the skin’s appearance. Epidermis exposure to sunlight can tan the skin, while overexposure can lead to burns or blisters. Devices, such as aesthetic lasers, have been designed to generate light waves to deliver heat through the epidermis, into the dermis, for removal of hair, vein treatment and other aesthetic applications. Gels, coolants and other means are used to protect the epidermis from burning during this process. Delivery of heat below the dermis, into the subcutaneous fat layer, has been accomplished using other forms of energy, including RF energy, for aesthetic effect.

The Market for Aesthetic Procedures to Treat the Skin

The American Society for Aesthetic Plastic Surgery reports that in 2007, total expenditures for aesthetic procedures were approximately $13.0 billion. From 2000 to 2007 the total number of aesthetic procedures increased from approximately 5.7 million to over 11.7 million procedures, representing an 11% compounded annual growth rate. Non-invasive aesthetic procedures were primarily responsible for the overall increase, rising from approximately 4.3 million to approximately 9.6 million procedures over the same period, representing a 12% compounded annual growth rate. We believe there are several factors contributing to the rapid growth of non-invasive aesthetic procedures, including:

•

Aging of the U.S. Population. The “baby boomer” demographic segment, defined by the U.S. Census as those Americans born between 1946 and 1964, represented nearly 30% of the U.S. population in 2006. Baby boomers control approximately $2 trillion in spending power and 50% of all discretionary income. The size and wealth of this aging segment and its desire to retain a youthful appearance have driven the growth for aesthetic procedures.

•

Emergence of Non-Traditional Practitioners. The traditional providers of aesthetic procedures include dermatologists and plastic surgeons. In 2007, there were approximately 17,000 physicians within the specialties of dermatology and plastic surgery according to the American Board of Medical Specialties. Manufacturers of aesthetic systems have placed an increasingly important focus on sales to other physician groups including approximately 72,000 family practitioners, 40,000 obstetricians and gynecologists, and 39,000 general surgeons. Additionally, physician directed medi-spas and non-medical day spas have entered the aesthetics market.

•

Broader Range of and Accessibility to Safe and Effective Treatments. Technological developments have made non-invasive treatment alternatives increasingly safe and effective. These technological developments have also reduced the required treatment and recovery time from invasive surgical procedures, which in turn have led to greater patient demand. These factors, along with the easy-to-use and low-cost nature of these products, have attracted both traditional and non-traditional practitioners to aesthetic procedures.

•

Market Shift Towards Less Invasive Procedures. Market trends confirm that patients are moving away from invasive procedures towards minimally-invasive or non-invasive treatments. Notably, the American Society for Aesthetic Plastic Surgery reports that from 2000 to 2007 the total number of laser skin resurfacing procedures increased from approximately 117,000 to 510,000 procedures, representing a 23% compounded annual growth rate, and the total number of Botox injection procedures increased from 1.1 million to 2.8 million injections over the same period, representing a 14% compounded annual growth rate. Patients are seeking treatment for wrinkles in larger numbers. For example, skin tightening, which represents the fastest growing segment of the aesthetic laser market, is projected to grow at a 33% compounded annual rate over the next four years, according to the Millennium Research Group.

•

Changing Practitioner Economics. Managed care and government payor reimbursement restrictions in the United States, and similar payment-related constraints outside the United States, are motivating practitioners to establish or expand their elective aesthetic practices with procedures that are paid for directly by patients. We expect this trend to continue as physicians look for ways to expand their practices.

•	Increasing Acceptance of Aesthetic Procedures. Mass-market television shows like Extreme Makeover and The Swan reflect the mainstream acceptance of aesthetic procedures. Additionally, features in many popular television and print media have the effect of widely advertising the aesthetic procedures undertaken by celebrities, enhancing the glamour associated with and demand for self-improving treatments.

Similar market trends also exist outside the United States, where demand for non-invasive aesthetic procedures has also experienced strong growth. Manufacturers of non-invasive aesthetic devices typically derive one-third to one-half of their revenue from international sales.

Aesthetic Procedures for Skin and Their Limitations

Many medical treatments are available to treat wrinkles, rejuvenate the skin and give a patient a more youthful appearance. The most popular treatments include invasive surgical procedures, minimally-invasive needle injections and non-invasive energy-based procedures.

Surgical Procedures

Of the various aesthetic alternatives for reducing wrinkles and rejuvenating appearance, invasive surgical procedures, such as cosmetic eyelid surgery, tummy tucks and facelifts, can create the most pronounced and long-lasting changes in appearance. They are performed by plastic surgeons with the patient under anesthesia.

•

Market Data. Approximately 241,000 eyelid procedures, 185,000 tummy tucks and 138,000 facelifts were performed in the United States in 2007, according to the American Society for Aesthetic Plastic Surgery.

•

Limitations. Compared to alternative treatments, invasive surgical procedures are expensive, costing thousands of dollars, and can involve weeks of post-surgical recovery and time away from work. They carry risk of hematoma, or accumulation of blood under the skin that may require removal, infection and adverse reactions to anesthesia.

Injections

Popular alternatives for temporarily improving appearance and reducing wrinkles include Botox and soft tissue fillers, such as Restylane, that are injected into the skin. These injections are typically administered by dermatologists at a cost of several hundred dollars. In most instances, they involve little or no restricted recovery time for the patients.

•	Market Data. Approximately 2.8 million Botox and 1.7 million soft tissue filler injections were administered in 2007, according to the American Society for Aesthetic Plastic Surgery.

•	Limitations. The effects of these procedures are temporary and require repeat treatment, with Botox lasting from three to four months and injectable fillers typically lasting from three to six months.

Laser Treatments

Lasers and other light-based devices are used to perform skin rejuvenation, to temporarily reduce wrinkles and to perform other aesthetic procedures, such as hair removal and vein treatment. Light-based skin rejuvenation, or resurfacing, procedures can be either ablative or non-ablative. Ablative treatments, also known as laser peels, intentionally burn away the epidermis to heat the dermis and to stimulate collagen growth. Non-ablative rejuvenation treatments typically use less energy and employ gels or other substances in order to insulate the epidermis from damage during the treatment. Because they are less intense than ablative lasers, non-ablative procedures typically involve little downtime or recovery.

•	Market Data. According to the American Society for Aesthetic Plastic Surgery, there were over 510,000 laser skin resurfacing procedures performed in 2007 and 85% of these treatments were non-ablative.

•

Limitations. Ablative treatments, or laser peels, like surgery, are performed under anesthesia and can involve weeks of post-surgical recovery and time away from work. Non-ablative light-based procedures are often effective in hair removal and other procedures targeting the epidermis. However, the nature of light makes it challenging to reach the depth of the subcutaneous fat layer. Penetration of light, and consequently the ability to produce heat, is physically limited by the wavelength of the light, the light’s natural tendency to scatter within tissue and the absorption of this energy by specific chromophores within the body, such as water, blood and pigmentation. Non-ablative wrinkle treatments typically require multiple sessions, from four to six treatments spread two to four weeks apart per treatment.

These widely-adopted treatment options for wrinkle reduction fall generally into one of two categories: either a single invasive procedure involving significant recovery time, but with a long-lasting, pronounced effect; or a procedure that is either minimally-invasive or non-invasive involving minimal recovery time, but requiring frequent repeat treatments for a modest effect. We believe that the ideal treatment option falls between these two extremes, providing lasting, noticeable effect from a single procedure that involves little or no downtime.

The Thermage Solution

We believe that our Thermage procedure provides a compelling treatment alternative to treat wrinkles that fills a need not met by currently available surgical procedures and minimally and non-invasive treatments. Our ThermaCool system consists of an RF generator with cooling capability through the delivery of a coolant to protect the outer layer of the skin from over-heating and a handpiece that, in conjunction with a single-use ThermaTip, regulates epidermis cooling and monitors treatment data. Our system also includes a variety of single-use ThermaTips that attach to the handpiece and are selected by physicians based on the procedure to be performed and the size of the area to be treated. The Thermage procedure is typically performed in a medical office setting by, or under the supervision of, trained and qualified physicians, including not only plastic surgeons and dermatologists, but also physicians who do not traditionally perform cosmetic procedures, such as general and family practitioners, obstetricians and gynecologists, and general and vascular surgeons.

Benefits of the Thermage Solution

Our solution provides a number of benefits for physicians and patients:

•

Controlled Heating of Collagen. Collagen is found in the dermis and in fibrous septae strands in the subcutaneous (fat) layers of the skin. As we age, our skin loses collagen and the collagen that remains stretches, creating loose, saggy skin. Because RF energy delivery depends on tissue resistance and not on optical light absorption, it can penetrate to a much greater depth than conventional lasers down to the subcutaneous fat layer of the skin. Our monopolar RF heating technology has two mechanisms of action that impact collagen, an initial response and a secondary response. The initial response is an immediate collagen contraction, a dermal contraction for tightening and a fibrous septae contraction in the subcutaneous fat layer for contouring. A secondary wound healing response results in collagen deposition and remodeling, resulting in a continual tightening improvement over time. Our own clinical experience demonstrates, and published independent, along with affiliated, scientific data corroborates, the Thermage procedure’s tissue-tightening effect. This body of data provides potential physician customers with objective evidence that they can evaluate when considering a purchase of our system.

•

Non-Invasive, Non-Ablative Alternative to Surgery. The Thermage procedure is non-invasive, involving no surgery or injections, and offers an alternative to surgery at a lower price with little or no downtime from patients’ normal routines. It is also a non-ablative procedure that causes minimal temporary surface tissue damage. If desired, the Thermage procedure can be used in a complementary fashion in conjunction with invasive therapies such as liposuction, facelift and thread implants, as well as injectable fillers and other minimally-invasive and non-invasive aesthetic procedures.

•

Single Procedure Treatment. The Thermage procedure is normally performed in a medical office setting as a single treatment that takes from 20 minutes to two hours, depending on the treatment area. Studies have shown clinical effect from a Thermage procedure that is both immediate and that can improve over a measurement period of six months following treatment. In addition, Thermage procedures have been used effectively on all skin types and tones and on various areas of the body where wrinkle reduction is desired.

•

Compelling Physician Economics. We believe physicians are compensated more per hour by performing Thermage treatments than other non-invasive aesthetic device treatments. The ThermaCool system currently requires lower capital costs than competing laser and RF systems, while average procedure fees for Thermage treatments generally exceed our competitors. We continue to design new ThermaTips to address new applications without requiring additional equipment purchase.

•

Ease of Use. The ThermaCool system incorporates a straightforward user interface that allows a trained physician to easily perform procedures across various parts of the body. Different treatment sites may use different tips, each of which is pre-customized by size, pulse counts, pulse durations and heating profile to the intended procedure. The system provides real-time feedback and can be adjusted during the procedure as needed. The handpiece is designed with a small profile for accurate placement during treatment, comfort and ease of use.

Our Technology

Our ThermaCool system uses our patented method of delivering monopolar RF energy for heating collagen.

•

Monopolar Radiofrequency. Monopolar RF delivery uses two electrodes, with one active electrode being held in the device handpiece by the physician and the second, a passive return electrode, typically attached to the patient’s back. Monopolar delivery allows for precise administration of energy because the electrical current is concentrated where the active electrode touches the body and disperses quickly as it travels towards the return electrode. The monopolar RF process is distinct from bipolar RF-based technology, which is superficial, relying on current passing through tissue located between two probes placed close together on the surface of the skin. We believe that monopolar technology delivers energy effectively to a greater tissue depth than bipolar technology.

•

The ThermaTip Capacitive Coupling Mechanism of Action for Collagen Heating. The single-use ThermaTip device contains our patented technology that uses monopolar RF energy as a controlled tissue heating source through the use of a non-conducting material, known as a dielectric. Capacitive coupling is the use of the dielectric to create an electric field in the area where our ThermaTip touches the body. The electric field induces a current within the surrounding tissue, resulting in volumetric heating of the tissue due to the tissue’s natural resistance to electrical current flow. The heating depth is based upon the size and geometry of the ThermaTip and can be controlled from a few hundred microns to several millimeters in depth, depending upon the particular ThermaTip selected for various treatment areas. Collagen is a more efficient conductor of electricity than fat tissue and therefore acts as a pathway for the electric current. To achieve this deep heating with simultaneous surface cooling, the surface of the ThermaTip transmits RF energy to the skin while serving as a dynamic contact cooling membrane for the cryogen spray. The contact membrane continually monitors skin surface temperature to help protect the epidermis.

•

Comfort and Safety. Since the initial launch of our ThermaCool system in 2002, we have monitored and revised our procedure guidelines to safely and effectively deliver RF energy and cryogen cooling to the treatment site with minimal discomfort to the patient. An energy-based aesthetic treatment, if not used according to the manufacturer’s protocol, has the potential to cause patient discomfort, irritation or surface tissue burning. We have designed our ThermaCool system to minimize the risk of these types of occurrences through stringent built-in safety precautions in addition to extensive user training. Our system regulates a combination of inputs to precisely and uniformly distribute RF energy over the treatment site, including temperature and pressure sensors at each corner of the ThermaTip and pre-programmed power levels and times for specific treatments. In April 2004, we introduced new procedure guidelines that we believe improved patient comfort.

Our ThermaCool System

Our ThermaCool system includes three major components: the RF generator, the reusable handpiece and a single-use ThermaTip, as well as several consumable accessories. Physicians attach a single-use ThermaTip to the handpiece, which is connected to the ThermaCool RF generator. The ThermaCool generator authenticates the ThermaTip device and programs the ThermaCool system for the desired treatment without physician intervention.

•

Radiofrequency Generator. The ThermaCool RF generator produces a six-megahertz signal and is simple and efficient to operate. Controls are within easy reach, and important user information is clearly displayed on the built-in display, including energy delivered, tissue impedance, duration and feedback on procedure technique. Cooling is achieved in conjunction with the generator to deliver a coolant that cools and helps to protect the epidermal surface during a Thermage procedure. As of June 30, 2008, we had an installed base of approximately 2,560 ThermaCool RF generators.

•

Handpiece. The reusable handpiece holds the ThermaTip in place for the treatment and processes information about skin temperature and contact, treatment force against the skin, cooling system function and other important data. A precision control valve within the handpiece meters the delivery of cryogen, which cools and protects the epidermal surface.

•

ThermaTip. The ThermaTip device is available in four sizes with several configurations of pulse counts, pulse durations and two heating profiles for efficient implementation of treatment guidelines, based on the size and nature of the treatment area. Physicians currently can order pre-sterilized ThermaTips in sizes of 0.25 cm2, 1.0 cm2, 1.5 cm2 and 3.0 cm2. Each ThermaTip contains a proprietary internal EPROM, or programmable memory chip, which stores treatment parameters and safety limits in order to optimize performance and safety in the selected treatment. To enhance procedural safety, we have also programmed the EPROM contained in ThermaTips for single-use treatments. Using the same ThermaTip to perform multiple treatments could result in injury, as a result of the eventual breakdown of the ThermaTip’s electrode dielectric membrane. Therefore, the EPROM ensures that the ThermaTip is not reused following a particular procedure. Since the introduction of our ThermaCool system in 2002 and through June 30, 2008, we had sold approximately 554,000 ThermaTips, which we estimate reflect an approximately equal number of Thermage procedures performed.

Our system also includes other consumable components in addition to ThermaTips. The system houses a canister of coolant that can be used for an average of three to six procedures, depending on the total skin surface area treated and the ThermaTip device used. Each patient procedure also requires a return pad, which is typically adhered to the patient’s lower back to allow a path of travel for the RF current through the body and back to the generator. We also sell proprietary coupling fluid, an electrically conductive viscous liquid that helps ensure electrical and thermal contact with the ThermaTip device.

In February 2007, we introduced and began shipment of the ThermaCool® NXT™ system. The ThermaCool NXT has been redesigned to save time, reduce procedure cost, simplify the treatment experience and improve clinician comfort as compared to our older generation system. Advances to the technology include a streamlined operating system which speeds treatment times; a lighter, more ergonomic handpiece with integrated controls; and a sleek new design with a smaller footprint that takes up 50 percent less floor space than its predecessor.

Our Thermage Procedure

In order to perform our Thermage procedure, the physician selects a single-use ThermaTip based on the procedure to be performed and the size of the area to be treated, and the depth of cooling and heating desired for the treatment. We currently offer three treatment tip sizes with a combination of pulse counts, pulse durations and heating profiles for a variety of uses:

•

Body by Thermage™, which involves the use of a larger tip, such as the 3.0 cm2 tip, designed for the treatment of large areas; Body by Thermage includes the Body Shape procedure, designed for more of a contouring effect, and the Cellulite procedure, designed for the temporary improvement in the appearance of cellulite;

•	Eyes by Thermage™, which involves the use of a small, 0.25 cm2 tip, designed for the treatment of eyelids;

•	Face by Thermage™, which involves the use of 3.0 cm2 STC or TC, or 1.5 cm2 tip sizes, designed for the treatment of the face and neck;

•	Hands by Thermage™, which involves the use of 1.5 cm2 tip size, designed for the treatment of the hands; and

•	Lips by Thermage™, which involves the use of 1.5 cm2 tip size, designed for the treatment of the upper lip.

After choosing the tip and attaching it to the handpiece, the physician marks the treatment area with a temporary grid pattern tattoo, corresponding to the size of the ThermaTip, which is easily wiped away post-procedure. The return pad is then adhered to the patient to allow a path of travel for the RF current back to the generator. After the application of a conductive fluid, each square of the grid is treated.

For each grid square, the physician places the tip against the patient’s skin and depresses the handpiece button. The handpiece processes information from the tip about skin temperature and contact, treatment force against the skin, cooling system function and other important data. The information from the handpiece is sent to the console in order to generate the proper RF signal. A precision control valve within the handpiece also regulates the delivery of cryogen, which cools and protects the skin’s surface. The ThermaTip device transmits RF energy to the skin while serving as a contact cooling membrane for the cryogen spray. Our system monitors a combination of inputs, such as temperatures, power levels and delivery duration, to precisely and safely control the RF energy and cooling delivery to each treatment site.

Patients feel alternating sensations of cold and heat during the procedure and some physicians elect to use a topical anesthetic or an oral pain medication. Procedure times vary with the size of the treatment area; a procedure for a full face typically requires multiple passes and takes approximately 45 minutes. Patients may notice immediate improvement in the appearance of wrinkles and are typically able to resume normal activities immediately after having the procedure. Over the subsequent two to six months, patients may experience further skin tightening at the site of the treated skin as new collagen strands grow and reinforce the strands shrunk by the treatment.

As with other non-invasive energy-based devices, the duration and the extent of beneficial effect of the Thermage procedure varies from patient-to-patient and can be influenced by a number of factors, including the area of the body being treated, the age, skin laxity and skin condition of the patient and operator technique.

Thermage patients may experience temporary swelling and reddening of the skin and, in rare instances, patients may experience burns, blisters, skin discoloration or skin depressions. Burns and blisters may occur either as a result of improper use of the device or as a result of a breakdown in the dielectric material within the ThermaTip.

Prior to April 2004, we trained physicians to follow a procedure protocol, or treatment guidelines, of fewer energy pulses on the skin at higher energy levels. This initial protocol, along with instances of poor operator technique, resulted in reported patient comfort challenges. We modified our procedure protocol in April 2004, and we retrained and recertified our physician customers on the new procedure protocol. The new procedure protocol involves lower energy levels with an increased number of pulses at the treatment site. We believe these modifications have generally increased patient comfort.

Our clinical studies of the Thermage procedure have been performed primarily on the face, using a single treatment. These studies included patients that experienced a range in effect from no improvement to significant improvement. Most experienced modest improvement from a single treatment. When comparing results of a single treatment with results of multiple treatments over time, we have not found a material difference between the two. Our studies typically follow patients over six months, though we have studied patients for up to a year. Generally, results have found improvement in the effect of the treatment increasing up to six months following treatment. Our study results going out one year indicate that if a patient has improvement at six months, the patient will likely have lasting improvement at 12 months.

Our Customers

To date, we have focused our attention on physician customers who have a demonstrated commitment to building a high-volume, non-invasive, aesthetic skin-tightening business within their practice. We have found physicians with an active aesthetics practice tend to perform more Thermage procedures after purchasing our machine than physicians who are new to aesthetic medicine. We encourage our sales force to work closely with our target physician customers to accelerate growth in their aesthetics practices, which, in turn, generates more ThermaTip sales for our company. As a broader group of physicians are adding non-invasive aesthetic procedures to their practices, our target physician base is expanding to include not only plastic surgeons and dermatologists, but also obstetricians, gynecologists and general practitioners. Plastic surgeons and dermatologists currently represent the majority of our existing customers. Many of these physicians are seeking a less expensive, less invasive procedures that they offer in order to augment their customer base and establish a relationship with those patients that do not desire, or cannot afford, an invasive procedure.

Business Strategy

Our goal is to become a leading provider of non-ablative medical devices to the aesthetics market by:

•

Driving Increased ThermaTip Usage. Unlike the capital equipment model of the traditional laser business, because of the disposable nature of our ThermaTips, we maintain an active, continuous relationship with our customer base. We work collaboratively with our customer base to increase ThermaTip usage by expanding clinical applications and augmenting and facilitating the marketing efforts of our physician customers. We believe that our customers’ interests are closely aligned with our own, and we monitor the market to foster continued procedure growth for our customers and ThermaTip sales for us. With innovative marketing programs, such as our PatientBuilder.com resource, our sales force works with physician customers to develop a profitable Thermage procedure practice.

•

Developing New Applications and Treatment Tips. We intend to expand our line of ThermaTips for additional applications and conditions. In October 2006 we received FDA clearance to market our ThermaCool system for the temporary improvement in the appearance of cellulite. We commercially launched a product in the first quarter of 2008. We are in the process of seeking, and intend to continue to seek, clearances from the FDA to strengthen our marketing efforts with regard to specific areas of the body, such as arms, the abdomen, and other locations on the body where skin tightening or body shaping is desired, as well as clearances for larger treatment tip sizes.

•

Investing in Intellectual Property and Patent Protection. We will continue to invest in expanding our intellectual property portfolio in the aesthetics market, and we intend to file for additional patents to strengthen our intellectual property rights. We believe that our intellectual property rights protect our position as the exclusive provider of wrinkle treatment using monopolar RF technology in the United States. Because our technology is RF-based and not light-based, we believe we are less exposed to the litigation, licenses and royalties that have been common in the aesthetic laser market. In June 2005, we settled a lawsuit with Syneron, which admitted the validity of six of our patents. As of June 30, 2008, we had 32 issued U.S. patents primarily covering our ThermaCool system and methods of use, the earliest of which will not expire until 2015, 16 pending U.S. patent applications, 21 issued foreign patents and 33 pending foreign patent applications, some of which foreign applications preserve an opportunity to pursue patent rights in multiple countries.

•

Broadening our Physician Customer Base. We intend to continue to penetrate the traditional aesthetic practitioner specialties, which include dermatologists and plastic surgeons. We are also seeking to increase our penetration in non-core physician specialties and physician-directed medi-spas with track records of safe and successful aesthetic treatments.

•

Expanding our International Presence. We believe the size of the international market is comparable to the U.S. market, and we are focused on increasing our market penetration overseas and building global brand-recognition. In 2007, approximately 48% of our revenue originated outside of the United States. We intend to add distributors and sales support staff to increase sales and strengthen physician relationships in international markets.

•

Seeking Growth Opportunities via Complementary Products, Technologies or Businesses. We intend to pursue opportunities to expand our core business by identifying opportunities to offer complementary products for the aesthetics market.

Sales and Marketing

We sell our ThermaCool system to physicians in the United States primarily through a direct sales force of trained sales consultants. As of June 30, 2008, we had a 45-person U.S. direct sales force, including a vice- president, four regional sales directors, a director of sales training and development and three clinical specialists. In the fourth quarter of 2007, we began to expand and realign our U.S. sales organization into two groups, with about two-thirds of the sales force focusing on existing customers on sales of treatment tips, upgrades and training, and the remainder focusing on securing and broaden new customer base. Outside of the United States, we sell our ThermaCool system to physicians in 82 countries through 36 independent distributors.

United States Sales

Our strategy to increase sales in the United States is to:

•	remove obstacles for purchase, including treatment discomfort, time of treatment and cost

•	continue to position the Thermage procedure as an attractive alternative to other aesthetic treatments for skin tightening and body shaping;

•	work closely with our physician customers to increase product usage and enhance the marketing of Thermage procedures in their practices;

•	consumer public relations; and

•	expand our sales efforts to reach physicians outside of the traditional specialties for aesthetic procedures.

Further, we actively engage in promotional opportunities through participation in industry tradeshows, clinical workshops and company-sponsored conferences with expert panelists, as well as through trade journals, brochures and our website. We actively seek opportunities to obtain positive media exposure, and have been highlighted on such national broadcasts as Oprah, Good Morning America, and E! Live from the Red Carpet, as well as numerous local news programs.

•

Consultative Sales Process. Through our consultative sales process, we form strong relationships with our customers through frequent interactions. Beyond performing initial system installation and on-site training and certification, which can occur within two weeks of a physician’s purchase decision, our sales consultants provide consultation to physicians on how to integrate our system into their practices and market procedures to their patients. Our sales consultants’ compensation structure emphasizes treatment tip sales and customer service over capital equipment sales, although our sales force also has incentives to generate new accounts through system sales. We require our sales consultants to invest substantial time in training and servicing our physician customers, and therefore we discourage sales to physicians who do not show the potential to drive aesthetic procedure volume.

•

Physician Training and Certification. We provide comprehensive training and education to each physician before we deliver the ThermaCool system. We require this initial training to assist physicians in safely and effectively performing the Thermage procedure. The majority of physicians operating our installed base of ThermaCool systems have pursued and met the advanced training criteria that we establish. To signify their achievement, we award a Certificate of Training to these physicians and identify them within the physician locator on our website with a small certificate icon next to their names. We do not identify physicians within our physician locator unless they have met these training requirements.

•

Direct-to-Consumer Marketing. In 2005, we launched direct-to-consumer, or DTC, marketing campaigns designed to build brand awareness and recognition, demonstrate our commitment to supporting our physician customers and distributors and increase demand for Thermage procedures. In 2007, we also ran a print insert in a quarterly consumer publication, New Beauty, targeted to women interested in cosmetic procedures. Our consumer website at www.thermage-info.com is targeted to consumers interested in learning more about Thermage and includes information on our ThermaCool system, the underlying technology and potential treatment outcomes, as well as short films and listings of local physicians who offer Thermage procedures. We have observed our website traffic increase significantly following national television appearances and their periodic re-broadcasts and following our DTC efforts. Due to women’s interest in anti-aging treatments and procedures, our current DTC efforts are focused on public relations where we utilize PR outreach (such as desk-side briefings and pitching of new product press releases) to consumer health and beauty publications. This effort generates millions of gross impressions and has generated a high awareness of Thermage among this key target demographic.

•

Expansion into Non-Traditional Specialties. The majority of our systems sales to date in the United States have been made to dermatologists and plastic surgeons. These physicians constitute the traditional specialties focused on aesthetic procedures. However, by broadening our direct, we are able to reach further out to non-traditional practitioners within the gynecology, primary care, ophthalmology and ear, nose and throat specialties—whose practices may be complemented by our aesthetic procedures—we hope to increase sales of our systems and consumable products. Also, we hope to generate additional revenue by increasing our penetration into the growing medi-spa market, which is comprised of physicians offering aesthetic treatments in a spa setting.

International Sales

As of June 30, 2008, we had an international sales team of 11 employees supporting 36 independent distributors who market our ThermaCool system in 82 countries. We require our distributors to provide customer training, to invest in equipment and marketing and to attend certain exhibitions and industry meetings. The percentage of our revenue from customers located outside the United States was approximately 48%, 48% and 44% in fiscal 2007, 2006 and 2005, respectively.

Our strategy to grow sales outside the United States is to:

•	increase penetration of our ThermaCool system in international markets in which our ThermaCool system is currently sold;

•	expand into attractive new international markets by identifying and training qualified distributors; and

•	expand our marketing efforts into select international markets.

Competition

Our industry is characterized by intense competition and rapid innovation. For example, aesthetic laser devices have advanced rapidly over the past decade, with a variety of technologies available for a wide range of applications. Most recently, other types of devices have been developed that are competitive in the area of skin tightening, such as those based upon filtered light, bipolar RF energy and ultrasound. We compete directly against laser and other energy-delivery devices offered by public companies, including Candela, Cutera, Cynosure, Lumenis, Palomar Medical Technologies and Syneron, as well as by many private companies. Our ThermaCool system also competes with other aesthetic solutions, including Botox and collagen injections, soft tissue fillers, chemical peels, microdermabrasion and liposuction, as well as cosmetic surgical procedures such as face lifts, blepharoplasty and abdominoplasty.

Competition among providers of medical devices and other treatments for the aesthetics market is characterized by extensive research efforts and rapid technological progress. While we attempt to protect our ThermaCool system through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that would compete directly with ours. In addition, we have encountered and expect to continue to encounter physicians who, due to relationships with our competitors or the nature of their practice, will not purchase our ThermaCool system.

Research and Development

Our research and development efforts currently focus on:

•	designing new treatment tips and devices optimally designed for new clinical applications, such as skin resurfacing and body contouring;

•	increasing security against the use of devices designed to enable re-use of treatment tips, resulting in procedure efficacy and safety concerns;

•	developing a new cooling system that integrates a substitute for hydroflurocarbon, to maintain compliance with changes in international environmental regulations; and

•	developing devices and technology for skin diagnostics, treatment monitoring and patient comfort management.

As of June 30, 2008, we had a staff of 16 technical professionals and research staff focused on product development projects. Our product development efforts include conducting in-house bench and animal testing for the development and evaluation of products and providing support to scientific and clinical studies conducted by investigators and institutions studying the use of our technologies. We have used transmission electron microscopy on biopsied tissue samples to corroborate that our products induce the denaturing of collagen that leads to immediate tissue tightening. We have developed histology techniques to investigate the depth of heat in tissue and a wound healing process that we believe is responsible for long-term improvement and tightening of tissue. We have also created three-dimensional computer models to study tissue heating with our products. In addition, we have also formed strategic relationships with outside contractors for assistance on specialized projects, and we work closely with experts in the medical community to supplement our internal research and development resources. Research and development expenses for 2007, 2006 and 2005 were $9.1 million, $9.6 million and $8.9 million, respectively. In the future, we expect to pursue further research and development initiatives to improve and extend our technological capabilities and to foster an environment of innovation and quality.

Patents and Proprietary Technology

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of June 30, 2008, we had 32 issued U.S. patents primarily covering our ThermaCool TC system and methods of use, the earliest of which expire in 2015; 16 pending U.S. patent applications, 21 issued foreign patents and 33 pending foreign patent applications, some of which foreign applications preserve an opportunity to pursue patent rights in multiple countries. We intend to file for additional patents to strengthen our intellectual property rights.

In addition to the use of RF-based energy, our patent portfolio covers use of other non-ablative energy modalities, including, but not limited to, microwaves, ultrasound and optical wavelengths. Our patent applications may not result in issued patents, and we cannot assure you that any patents that issue will protect our intellectual property rights. Third parties may challenge any patents issued to us as invalid, may independently develop similar or competing technology or may design around any of our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights in these foreign countries as fully as in the United States.

As a result of a settlement of litigation reached in June 2005, Syneron and we have granted each other a non-exclusive paid-up license under the patents asserted in the lawsuit and related patents under the parties’ control. We excluded from this license any rights to utilize monopolar RF technologies and capacitive electrical coupling, which we believe in combination allow the Thermage procedure to create a reverse thermal gradient and deep, near uniform, volumetric heating to achieve tissue tightening effects. Syneron excluded from its license any patents related to its proprietary Electro-Optical Synergy technology. Both parties admitted the validity of all patents in the litigation, but neither admitted any wrongdoing or liability.

We advised Alma Lasers, Ltd. and Alma Lasers, Inc. (together, “Alma”) as early as February 2006 that its Accent product infringed numerous Thermage patents. On April 26, 2007, Alma filed a lawsuit against us in the United States District Court for the District of Delaware requesting declaratory judgment that Alma’s Accent product does not infringe Thermage’s patents and that Thermage’s patents are invalid. We believe that we have meritorious defenses in this action and intend to defend the action vigorously. On June 20, 2007, we filed patent infringement counterclaims against Alma in the United States District Court for the District of Delaware asserting that Alma’s Accent XL and Harmony systems infringe ten Thermage U.S. patents. The counterclaims were amended on December 10, 2007 to include a claim of infringement of an eleventh Thermage patent. In addition to damages and attorney fees, we are asking the Court to enjoin Alma from further infringement. In May and June 2008, Alma filed with the United States Patent and Trademark Office requests that eight of the 11 patents asserted by Thermage be reexamined. The case is active and discovery is ongoing.

In addition, we have notified certain competitors of our belief that they may be infringing or may need a license under one or more of our issued patents. These notices may result in other patent litigation in the future. Patent litigation is very expensive and could divert management’s attention from our core business. Patent litigation could also result in our patents being held invalid or narrowly construed. We have in the past and may in the future offer certain of our intellectual property rights for license to our competitors. As of June 30, 2008, 2007, we have not entered into any such licenses with our competitors other than our license with Syneron. We granted Edward Knowlton, one of our founders and inventor of our original patents, an exclusive license under those original patents and related patents for certain non-cosmetic applications.

“Thermage,” “ThermaCool” and “ThermaCool TC” are registered trademarks in the United States and several foreign countries. As of June 30, 2008, we have 57 pending and registered trademark filings worldwide, some of which apply to multiple countries, providing coverage in 49 countries. We intend to file for additional trademarks to strengthen our trademark rights, but we cannot be certain that our trademark applications will issue or that our trademarks will be enforceable.

All employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship. We cannot provide any assurance that employees and consultants will abide by the confidentiality or invention assignment terms of their agreements. Despite measures taken to protect our intellectual property, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary.

Clinical Research

Our clinical studies of the Thermage procedure have been performed primarily on the face, using a single treatment, to demonstrate safety and effectiveness. We have in the last year, however, conducted several studies on the body, including Thermage and liposuction combination procedure, cellulite, and circumferential reduction. Our study results have shown the Thermage procedure to have a low incidence of injury. The most frequent of these injuries consists of temporary burns related to overheating the skin. Generally, study results of effectiveness demonstrate that the majority of patients are satisfied with their treatment results. Our studies typically follow patients over six months, though we have studied patients for up to a year. Generally, results have found improvement in the effect of the treatment increasing up to six months following treatment. Our study results going out one year indicate that results of the procedure are not temporary. If a patient has improvement at six months, the patient will likely have lasting improvement at 12 months. Additionally, when comparing results of a single treatment with results of multiple treatments over time, we have not found a material difference between the two.

Our studies consistently include patients that experience a range in effect from no improvement to significant improvement. We believe that our study results generally demonstrate that most patients will obtain modest skin tightening from a single treatment. We typically use multiple approaches to assessing improvement in a patient. The most common approaches are subjective “before and after” evaluations by the treated patient and by the treating physician. We continue to experiment with more objective measurements, including calipers, histology, and other measurement devices that give us a more comprehensive evaluation of results.

As of June 30, 2008, our clinical research department had a staff of four that included clinical research associates and imaging specialists.

As part of our clinical research, we have studied and continue to study the interaction of RF energy and tissue, both to understand the mechanism of action of the Thermage procedure and to guide our efforts to develop new products and treatments. Determining the effectiveness of an aesthetic treatment is inherently a subjective evaluation. When performing our clinical research and studies, we attempt to utilize the most compelling measures we can in order to provide compelling evidence of efficacy.

As of June 30, 2008, there were over 45 published peer-reviewed scientific journal articles and 24 medical conference abstracts that discuss the tissue-tightening effect of our non-invasive monopolar RF technology, authored both by physicians affiliated with our company as clinical and scientific advisors and by unaffiliated, independent, physicians.

Manufacturing

Our manufacturing strategy involves the combined utilization of our internal manufacturing resources and expertise, approved suppliers and contract manufacturers. Our internal manufacturing activities include the assembly, testing and packaging of ThermaTips and handpieces, as well as the final integration, system testing and packaging of our ThermaCool NXT system. We outsource the manufacture of components, subassemblies and certain finished products that are produced to our specifications and shipped to our facility for final assembly or inspection, testing and certification. Finished product is stored at and distributed primarily from our Hayward facility. Quality control, risk management, efficiency and the ability to respond quickly to changing requirements are the primary goals of our manufacturing operations.

We have arrangements with our suppliers that allow us to adjust the delivery quantities of components, subassemblies and finished products, as well as delivery schedules, to match our changing requirements. The forecasts we use are based on historical trends, current utilization patterns and sales forecasts of future demand. Lead times for components, subassemblies and finished products may vary significantly depending on the size of the order, specific supplier requirements and current market demand for the components and subassemblies. Most of our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, the components used in our devices.

We obtain programmable memory chips for our treatment tips and the coolant valve for our handpiece from single suppliers, for which we attempt to mitigate risks through inventory management and utilization of 12- to 18-month purchase orders. Other products and components come from single suppliers, but alternate suppliers have been qualified or, we believe, can be readily identified and qualified. In addition, the availability of cryogen for our cooling module, which we can source from multiple suppliers, may fluctuate due to changes in the global supply of this material. To date, we have not experienced material delays in obtaining any of our components, subassemblies or finished products, nor has the ready supply of finished product to our customers been adversely affected.

We are required to manufacture our products in compliance with the FDA’s Quality System Regulation, or QSR. The QSR covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. We maintain quality assurance and quality management certifications to enable us to market our products in the member states of the European Union, the European Free Trade Association and countries which have entered into Mutual Recognition Agreements with the European Union. These certifications include EN ISO 9001:2000 and CAN/CSA ISO 13485:2003 and are also required to maintain our product registration in a number of other foreign markets such as Canada.

We use small quantities of common cleaning products in our manufacturing operations, which are lawfully disposed of through a normal waste management program. We do not forecast any material costs due to compliance with environmental laws or regulations.

Services and Support

We strive to provide highly responsive service and support for both our ThermaCool RF generator and our single-use ThermaTip products.

Our ThermaTips are shipped from finished goods inventory typically on the day of the order. All ThermaTips are identified with lot numbers and date codes that indicate the expiration date of the product and are fully warranted until the date of expiration. We maintain a staff of customer service personnel in our Hayward, California facility that is available by phone to our customers to answer questions regarding the use of our ThermaCool system. In addition, in the United States our direct sales force provides on-site support and training to our customers in the use of our ThermaCool system.

In the United States, our ThermaCool RF generator and accessory products are shipped to a customer’s site for initial installation and training by one of our direct sales consultants. Our direct sales force, our customer service personnel and our product service staff provide post-installation support and service. In the event of a failure of a ThermaCool RF generator, our customer service department arranges for the immediate shipment of “loaner” equipment to the customer for its use during the time that the equipment is being repaired. Our goal is to minimize the disruption caused by a service event, and our customers typically receive loaner equipment within one day after notifying us of a problem. In addition, we arrange for the customer’s equipment to be returned to our Hayward facility where we confirm and diagnose the problem. Any necessary repairs are performed either at our facility or, in the case of the first generation ThermaCool system, at a contract manufacturer’s facility. All ThermaCool systems and components are serialized or lot tracked, and device history records are maintained that track service history and configuration. In markets outside of the United States, our ThermaCool system is serviced and supported through our independent distributors.

Government Regulation

Our ThermaCool system is a medical device subject to extensive and rigorous regulation by the FDA, as well as other regulatory bodies. FDA regulations govern the following activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product safety;

•	product labeling;

•	product storage;

•	recordkeeping;

•	premarket clearance or approval;

•	advertising and promotion;

•	production; and

•	product sales and distribution.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or premarket approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting clearance to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring premarket approval. All of our current products are class II devices.

510(k) Clearance Pathway

When a 510(k) clearance is required, we must submit a premarket notification to the FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications, or PMA. By regulation, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously cleared device or use, the FDA will place the device, or the particular use, into class III.

Radiofrequency devices used for aesthetic procedures, such as wrinkle reduction, have generally qualified for clearance under 510(k) procedures. We received FDA clearance to market our ThermCool system, for the treatment of periorbital wrinkles and rhytids in November 2002 and for treatment of facial wrinkles and rhytids in June 2004. In December 2005, we received FDA clearance to market our ThermaCool system for full body treatment of wrinkles. In October 2006, we received FDA clearance to market the ThermaCool system, for the temporary improvement in the appearance of cellulite. In June 2007, we received clearance to market our ThermaCool system for treatment of wrinkles and rhytids for the upper and lower eyelids.

Premarket Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process. A PMA must be supported by extensive data, including but not limited to, technical, preclinical, clinical, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

No device that we have developed has required premarket approval, nor do we currently expect that any future device or indication will require premarket approval.

Product Modifications

We have modified aspects of our ThermaCool system and accessories since receiving regulatory clearance, and we have made additional 510(k) filings when we deem it necessary. Decisions and rationale not to file a 510(k) for device modifications are documented. After a device receives 510(k) clearance any modification that could affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any decision and disagree with a manufacturer’s determination not to file a new 510(k) or PMA. If the FDA disagrees with our determination the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

Clinical Trials

Clinical trials are almost always required to support an FDA premarket application and are sometimes required for 510(k) clearance. In the United States, these trials generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. Our clinical trials must be conducted under the oversight of an IRB at the relevant clinical trial sites and in accordance with FDA regulations, including but not limited to those relating to good clinical practices. We are also required to obtain patients’ informed consent that complies with both FDA requirements and state and federal privacy regulations. We, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device may be equivocal or may otherwise not be sufficient to obtain clearance or approval of the product. Similarly, in Europe the clinical study must be approved by the local ethics committee and in some cases, including studies with high-risk devices, by the Ministry of Health in the applicable country.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•

Quality System regulations, or QSRs, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses;

•

medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA has broad post-market and regulatory enforcement powers. We and our repair subcontractor are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, or CDHS, to determine compliance with the QSR and other regulations. In the past, our facility has been inspected, and observations were noted. The FDA and CDHS have accepted our responses to these observations, and we believe that we are in substantial compliance with the QSRs. The most recent FDA visit during the fourth quarter of 2007 resulted in no observations noted.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products or new intended uses;

•	withdrawing 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

If any of these events were to occur, they could have a material adverse effect on our business.

We are also subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, land use and quality assurance. We believe that compliance with these laws and regulations as currently in effect will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

International

International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different. Some countries, such as Japan, have their own governmental approval process through which clinical trial data and other information are submitted to a regulatory authority. In other countries, a medical device may be commercialized if the product has been approved in the United States or in Europe.

The primary regulatory environment in Europe is that of the European Union. The European Union has adopted numerous directives and European Standardization Committees have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the European Union. The method of assessing conformity varies, depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, an independent and neutral institution appointed by a country to conduct an assessment of compliance with applicable directives. This third-party assessment may consist of an audit of the manufacturer’s quality system, standards, and specific testing of the manufacturer’s device. An assessment by a Notified Body is required in order for a manufacturer to commercially distribute a product throughout the participating countries. Our products are CE Marked and in conformance with applicable medical device directives and can be commercially sold throughout the European Union, as well as in other countries that recognize products bearing the CE Mark. Our facility has been awarded the ISO 9001:2000 and the CAN/CSA ISO 13485:2003 certifications.

Employees

As of June 30, 2008, we had 181 employees, with 85 employees in sales and marketing, four employees in technical services, 36 employees in manufacturing operations, 27 employees in research and development including clinical, regulatory and certain quality functions, and 29 employees in general and administrative. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

Thermage’s Properties

We occupy an 88,000 square foot facility in Hayward, California, under a lease that ends in September 2010, with an option to extend for an additional three-year term. We believe our facilities are adequate for our current and future needs for at least the next twelve months.

Thermage’s Legal Proceedings

We advised Alma Lasers, Ltd. and Alma Lasers, Inc. (together, “Alma”) as early as February 2006 that its Accent product infringed numerous Thermage patents.

On April 26, 2007, Alma filed a lawsuit against us in the United States District Court for the District of Delaware requesting declaratory judgment that Alma’s Accent product does not infringe Thermage’s patents and that Thermage’s patents are invalid. We believe that we have meritorious defenses in this action and intend to defend the action vigorously.

On June 20, 2007, we filed patent infringement counterclaims against Alma in the United States District Court for the District of Delaware asserting that Alma’s Accent XL and Harmony systems infringe ten Thermage U.S. patents. The counterclaims were amended on December 10, 2007 to include a claim of infringement of an eleventh Thermage patent. In addition to damages and attorney fees, we are asking the Court to enjoin Alma from further infringement. In May and June 2008, Alma filed with the United States Patent and Trademark Office requests that eight of the 11 patents asserted by Thermage be reexamined. The case is active and discovery is ongoing. We do not believe the final disposition of these matters will have a material adverse effect on our financial statements and future cash flows.

THERMAGE SELECTED FINANCIAL DATA

The selected statements of operations data for the years ended December 31, 2005, 2006 and 2007, and the selected balance sheet data as of December 31, 2006 and 2007, are derived from our audited financial statements that are included elsewhere in this proxy statement/prospectus/information statement. The selected statement of operations data for the years ended December 31, 2003 and 2004 and the selected balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our audited financial statements not included in this proxy statement/prospectus/information statement. The selected financial data for the six-month periods ended June 30, 2007 and June 30, 2008 and the balance sheet data as of June 30, 2008 are derived from our unaudited interim financial statements included elsewhere in this proxy statement/prospectus/information statement.

Our historical results are not necessarily indicative of future operating results. Our operating results for the six months ended June 30, 2008 should not be considered indicative of operating results for the full fiscal year or any other future period. The selected financial data set forth below should be read in conjunction with our financial statements, and the related notes thereto, and “Thermage Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this proxy statement/prospectus/information statement.

	Years Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(in thousands, except share and per share data)
Statement of Operations Data:
Net revenue	$24,910	$50,384	$40,655	$54,320	$63,101	$32,654	$34,112
Cost of revenue	12,566	12,452	12,309	15,259	15,976	8,970	8,453

Gross margin	12,344	37,932	28,346	39,061	47,125	23,684	25,659
Operating expenses
Sales and marketing	8,945	15,596	19,997	24,071	26,195	13,189	14,415
Research and development	6,569	8,490	8,908	9,639	9,099	4,698	4,904
General and administrative	3,612	8,873	7,414	9,973	11,300	5,467	7,598
Litigation settlement gain	—	—	(1,646)	—	—	—	—

Total operating expenses	19,126	32,959	34,673	43,683	46,594	23,354	26,917

Income (loss) from operations	(6,782)	4,973	(6,327)	(4,622)	531	330	(1,258)
Interest and other income	205	177	340	768	2,520	1,184	1,146
Interest, warrants and other expense	(7)	(14)	(1,549)	(55)	—	—	—

Income (loss) before income taxes and cumulative effect of change in accounting principle	(6,584)	5,136	(7,536)	(3,909)	3,051	1,514	(112)
Provision for income taxes	—	(103)	—	—	(271)	(147)	(86)

Net income (loss) before cumulative effect of change in accounting principle	(6,584)	5,033	(7,536)	(3,909)	2,780	1,367	(198)

Cumulative effect of change in accounting principle	—	—	(697)	—	—	—	—

Net income (loss)	$(6,584)	$5,033	$(8,233)	$(3,909)	$2,780	$1,367	$(198)

Net income (loss) allocable to common stockholders	$(6,584)	$313	$(8,233)	$(3,909)	$2,780	$1,367	$(198)

Net income (loss) per share—basic and diluted:
Before cumulative effect of change in accounting principle			$(2.06)
Cumulative effect of change in accounting principle			(0.19)

Net income (loss) per share—basic	$(2.85)	$0.10	$(2.25)	$(0.60)	$0.12	$0.06	$(0.01)

Net income (loss) per share—diluted	$(2.85)	$0.06	$(2.25)	$(0.60)	$0.11	$0.06	$(0.01)

Weighted average shares outstanding used in calculating net income (loss) per common share:
Basic	2,307,238	3,023,225	3,664,990	6,561,648	23,241,031	23,041,983	23,743,043

Diluted	2,307,238	5,319,754	3,664,990	6,561,648	24,884,458	24,761,794	23,743,043

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2008
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,383	$11,706	$10,121	$45,915	$13,650	$15,358
Marketable investments	—	—	—	—	38,707	36,882
Working capital	9,435	12,110	10,947	46,153	55,834	58,243
Total assets	17,667	26,202	24,032	59,875	68,727	69,630
Borrowings, less current portion	18	13	4,040	—	—	—
Preferred stock warrant liability	—	—	3,937	—	—	—
Redeemable convertible preferred stock	45,167	45,169	45,169	—	—	—
Total stockholders’ equity (deficit)	$(35,189)	$(29,440)	$(38,733)	$49,121	$58,118	$60,369

THERMAGE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus/information statement. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this proxy statement/prospectus/information statement. In this section, references to “we,” “us,” “our” and “ours” refer to Thermage.

Overview

We design, develop, manufacture and market medical devices for the non-invasive treatment of wrinkles. We were incorporated in 1996 and received FDA clearance for treatment of periorbital wrinkles and commercially launched our ThermaCool system in 2002. In June 2004, we received FDA clearance for the treatment of facial wrinkles and rhytids. In December 2005, we received FDA clearance to market our ThermaCool system for the treatment of wrinkles and rhytids, without limitation to particular areas of the body. In October 2006, we received FDA clearance for the temporary improvement in the appearance of cellulite. In June 2007, we received FDA clearance for treatment of wrinkles and rhytids for the upper and lower eyelids. In January 2008, we received FDA clearance to market a multiplex treatment tip and associated handpiece. Our patented and FDA-cleared ThermaCool system uses radiofrequency, or RF, energy to heat and shrink collagen and tighten tissue while simultaneously cooling and protecting the surface of the skin. The ThermaCool system consists primarily of an RF generator with cooling capability and a reusable handpiece, a variety of consumable, single-use ThermaTips that attach to the handpiece, and several other consumable accessories. We offer a variety of ThermaTips that a physician can select based on the area of the body being treated. We currently offer four ThermaTip sizes in several configurations of pulse counts, pulse durations and heating profiles for efficient implementation of treatment guidelines. As of June 30, 2008, we had an installed base of approximately 2,560 ThermaCool RF generators and had sold approximately 554,000 ThermaTips.

On July 7, 2008, we entered into an agreement and plan of merger and reorganization with Reliant Technologies, Inc. (“Reliant”) pursuant to which we intend to acquire Reliant for approximately $25.0 million in cash and 23,600,000 shares of our common stock, subject to post closing adjustments. In addition, we have provided a bridge financing to Reliant in the amount of $5.0 million.

Significant Business Trends

We derive revenue primarily from the sale of ThermaTips and other consumables and sales of our ThermaCool RF generator. For the years ended December 31, 2006 and 2007 and the first six months ended June 30, 2007 and 2008, we derived 73%, 71%, 68% and 72% respectively, of our revenue from ThermaTip and other consumable sales, and 24%, 26%, 29% and 26% respectively, of our revenue from ThermaCool RF generator sales. The balance of our revenue is derived from product service and shipping. In February 2007, we introduced and began shipment of the ThermaCool NXT, our next generation system. The ThermaCool NXT is designed to save time, reduce procedure cost, simplify the treatment experience and improve patient comfort compared to our prior generator. Since the introduction of the ThermaCool NXT generator, customer demand for upgrade from the older generation product was higher than expected. During the first six months of 2007, we sold 371 generators, which included sales of 214 systems to new customers and sales of 157 systems as upgrades to existing customers. During the first six months of 2008, we sold 328 generators, which included sales of 162 systems to new customers and sales of 166 systems as upgrades to existing customers. The 162 systems sold in 2008 to new customers is in line with our expectation to sell approximately 350 ThermaCool NXT systems to new customers worldwide in 2008. During 2007, we launched four new procedures and associated treatment tips, including Hands by Thermage, Lips by Thermage, the premium ThermaTip STC for skin tightening and contouring, and ThermaTip DC for deep contouring and body shaping. In March 2008, we introduced the Cellulite Procedure by Thermage and its associated treatment tip, ThermaTip CL. As a result of the introduction of new treatment tips in 2007 and 2008, we have seen a gradual increase in the average selling price of our treatment tips. During the second quarter of 2008 we continued to see more U.S. customers sign up for the Partner Plan, a six-month plan that provides a set number of monthly treatment tips and consumable products at a fixed monthly price. Treatment tips and consumables derived from sales under the Partner Plan in the first six months of 2008 totaled more than 50% of the U.S. ThermaTips and other consumables revenue.

We market the ThermaCool system, including our single-use ThermaTips in the United States to physicians, primarily dermatologists and plastic surgeons, through a direct sales force, and internationally in 82 countries through a network of 36 distributors. Our sales force trains physicians on the proper use of the ThermaCool system and maintains frequent interaction with these customers to promote repeat sales of our disposable ThermaTip products. In the years ended December 31, 2006 and 2007 and the first six months ended June 30, 2007 and 2008, we derived 52%, 52%, 52% and 50%, respectively, of our revenue from sales of our products and services within the United States, and 48%, 48%, 48% and 50%, respectively, of our total sales outside of the United States. We believe that a significant portion of our business will continue to come from international sales through increased penetration in countries we currently sell our ThermaCool system, combined with expansion into new international markets.

The percentages of our revenue by region are presented in the table below:

	Years Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2007	2007	2008	2007	2008
United States	56%	52%	52%	53%	50%	52%	50%
Asia Pacific	23%	24%	21%	21%	26%	21%	24%
Europe/Middle East	11%	13%	17%	17%	12%	17%	16%
Rest of the world	10%	11%	10%	9%	12%	10%	10%

Total net revenue	100%	100%	100%	100%	100%	100%	100%

During the last quarter of 2007, we began to execute our plans to expand our U.S. sales force to better address customer needs. Our plan included expansion of our U.S. sales force by about 50% in headcount and its segmentation into two groups, with about two-thirds of the sales force focusing on existing customers on sales of treatment tips, upgrades and training, and the remainder focusing on securing new accounts. Consequently, we expect a proportionately larger increase in sales and marketing expenses to promote revenue growth and geographic expansion. We continue to expect our operating expenses to increase in the future for research and development of new products and technologies, and increased general and administrative expenses to support our overall business and for regulatory compliance requirements.

Future operating results are difficult to predict accurately. We anticipate that our quarterly results of operations may fluctuate for the foreseeable future due to several factors, including the timing of introduction and the degree of acceptance of future product offerings, unanticipated interruptions and expenses related to our manufacturing operations, and the performance of our direct sales force and international distributors.

Significant Industry Factors

The growth of our business relies on current economic conditions and their impact on the growth of the industry, our ability to continue to develop new products and applications based on innovative technologies, obtain and maintain regulatory clearances for our products, protect our proprietary technology, and successfully market and distribute our products. Our industry is characterized by seasonally lower demand during the third calendar quarter of the year, when both physicians and prospective patients take summer vacations. Additionally, our industry is highly competitive and our success depends on our ability to compete successfully. Our business is sensitive to a number of factors that influence the levels of consumer spending, including political and economic conditions such as recessionary environments, the level of disposable consumer income, consumer debt, interest rates and consumer confidence. Declines in consumer spending on aesthetic procedures could have an adverse effect on our operating results. We have in the past noticed brief fluctuations both in demand for our products and in demand for our Thermage procedure, as well as in traffic to our website, following media coverage and promotional campaigns. We experience frequent positive, negative and neutral media coverage throughout a fiscal quarter. Our sales are also impacted by other factors outside of our control, such as prior patient and practicing physician recommendations. Consequently, while we believe that media exposure and other factors outside of our direct control play a role in our long-term success, to date we have not been able to quantify the impact of particular media exposure or media exposure in general, and have not observed any material effect, positive or negative, on our quarterly financial results of operations. A detailed discussion of these and other factors that impact our business is provided in the “Risk Factors” section in this proxy statement/prospectus/information statement.

Results of Operations

Three and Six Months Ended June 30, 2007 and June 30, 2008

Net Revenue. Revenue is derived from the sale of single-use ThermaTips and other consumables, ThermaCool RF generator sales, and service and other revenue. Net revenue increased $0.4 million, or 2%, from $17.5 million to $17.9 million for the three months ended June 30, 2007 and 2008, respectively. The increase in sales was primarily due to an increase in sales of ThermaTips and other consumables, which was partially offset by a decrease in sales of ThermaCool RF generators compared to the year-ago quarter. Sales of ThermaTips and other consumable products increased $1.7 million, or 15% from $11.5 million to $13.2 million for the three months ended June 30, 2007 and 2008, respectively. The increase in revenue was primarily due to an increase in units sold and an increase in average selling price of ThermaTips, driven by the recently launched premium ThermaTip STC for skin tightening and contouring, the ThermaTip DC for deep contouring and body shaping and the newly launched ThermaTip CL for Cellulite. Revenue from these recently launched premium tips represented approximately 60% of total sales of ThermaTips and consumables. Sales of ThermaCool RF generators decreased $1.2 million, or 22% from $5.5 million to $4.3 million for the three months ended June 30, 2007 and 2008, respectively. The decrease in sales was primarily due to the decrease in units sold, which was partially offset by an increase in average selling price. Total units of systems sold during the quarter ended June 30, 2008 was 165, which was the second highest quarterly shipment of systems since the launch of the ThermaCool NXT in February 2007. Total units of systems sold during the quarter ended June 30, 2007 was 224, with that quarter being the first full quarter of shipment since the ThermaCool NXT launch.

Net revenue increased $1.4 million, or 4%, from $32.7 million to $34.1 million for the six months ended June 30, 2007 and 2008, respectively. Sales of ThermaTips and other consumable products increased $2.2 million, or 10% from $22.4 million to $24.6 million for the six months ended June 30, 2007 and 2008, respectively. Sales of ThermaCool RF generators decreased $0.7 million, or 8%, from $9.4 million to $8.7 million for the six months ended June 30, 2007 and 2008, respectively. The increase in revenue was driven by the same factors as those for the three months ended June 30, 2007 and 2008.

Cost of Revenue. Our cost of revenue consists primarily of material, labor and manufacturing overhead expenses. Gross margin was 77.1% of revenue in the second quarter of 2008, compared with 72.5% of revenue in the second quarter of 2007. The increase in gross margin as a percent of revenue in 2008 was primarily due to higher average selling price of both systems and tips, and sales of more higher-margin ThermaTips during the quarter ended June 30, 2008.

Gross margin was 75.2% of revenue in the first half of 2008, compared with 72.5% of revenue in the first half of 2007. The increase in gross margin as a percent of revenue in 2008 was due to the same factors as those in the second quarter of 2007 and 2008.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs and costs related to customer-attended workshops and user meetings, trade shows and advertising, as well as marketing and customer service expenses. Sales and marketing expenses increased $0.2 million, or 3%, from $6.8 million to $7.0 million for the three months ended June 30, 2007 and 2008, respectively. The increase in 2008 was primarily attributable to increased headcount and related personnel and travel and entertainment expenses as a result of our expansion of the U.S. sales force, which was partially offset by lower discretionary marketing expenses, lower spending in market research and lower stock-based compensation expenses.

Sales and marketing expenses increased $1.2 million, or 9%, from $13.2 million to $14.4 million in the first half of 2007 and 2008, respectively. The increase in the first half of 2008 was primarily attributable to increased headcount and related personnel and travel and entertainment expenses of $ 1.8 million as a result of our expansion of the U.S. sales force, which was partially offset by lower discretionary marketing expenses of $0.5 million and lower stock-based compensation expenses of $0.1 million.

Research and Development. Research and development expenses consist primarily of personnel costs, clinical and regulatory costs, material costs and regulatory and quality assurance costs not directly related to the manufacturing of our products. Research and development expenses for both quarters ended June 30 was $2.2 million. Increased spending on clinical studies in the quarter ended June 30, 2008 was offset by lower stock-based compensation expenses. Research and development expenses increased $0.2 million, or 4%, from $4.7 million to $4.9 million in the first half of 2007 and 2008, respectively. Compared to the first half of 2007, higher spending on clinical studies and supplies in the first half of 2008 was partially offset by lower stock-based compensation expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs, legal and accounting fees, information technology costs, human resources costs and other general operating expenses. General and administrative expenses increased by $0.2 million, or 9%, from $2.8 million to $3.0 million for the three months ended June 30, 2007 and 2008, respectively. Increased spending in legal fees incurred related to patents and professional fees associated with compliance was partially offset by lower stock-based compensation expenses.

General and administrative expenses in the first half of 2008 was $7.6 million, an increase of $2.1 million, or 39%, compared with $5.5 million in the first half of 2007. During the first quarter of 2008, we reached an advanced stage of negotiations with a potential acquisition target and had performed significant due diligence on the project before negotiations were terminated. We incurred approximately $1.0 million in outside advisory fees pursuing this acquisition. The remaining increase from the prior year period was due to an increase of $0.4 million in professional fees associated with compliance, and an increase of $0.4 million in legal fees incurred related to defense costs and new patent filings.

Interest and Other Income. Interest and other income consist primarily of interest income generated from our cash and cash equivalent balances. Interest and other income were $0.6 million in the quarter ended June 30, 2007 and $0.5 million in the quarter ended June 30, 2008. These amounts were $1.2 million and $1.1 million in the first half of 2007 and 2008, respectively.

Provision for Income Taxes. The provision for income taxes for all periods presented represented AMT taxes and additions to FIN 48 reserves. For the six months ended June 30, 2008, we did not recognize any tax benefits in relation to the loss before income taxes as we maintained a full valuation allowance for deferred taxes.

Years Ended December 31, 2006 and December 31, 2007

Net Revenue. Revenue is derived from the sale of single-use ThermaTips and other consumables, systems sales, and service and other revenue. Net revenue increased $8.8 million, or 16%, from $54.3 million to $63.1 million for the years ended December 31, 2006 and 2007, respectively. Sales of ThermaTips and other consumables increased $5.7 million, or 14%, from $39.4 million to $45.1 million for the years ended December 31, 2006 and 2007, respectively. Sales of systems increased $3.0 million, or 23%, from $13.3 million to $16.3 million for the years ended December 31, 2006 and 2007, respectively. Product unit volume of ThermaTips was 130,690 units and 136,000 units for the years ended December 31, 2006 and 2007, respectively. Product unit volume of our ThermaCool RF generator was 437 units and 633 units for the years ended December 31, 2006 and 2007, respectively. International sales to distributors accounted for 48% of revenue for each of the years ended December 31, 2006 and 2007. The increase in revenue in ThermaTips and other consumables was driven by continued demand of our 3.0cm2 ThermaTip and the newly-introduced STC and DC ThermaTips, which command higher average selling prices. The increase in sales of systems was primarily driven by higher than expected demand to upgrade from our existing installed base.

Cost of Revenue. Our cost of revenue consists primarily of material, labor and manufacturing overhead expenses. Gross margin was 74.7% in the year ended December 31, 2007, compared with 71.9% in the same period in 2006. The increase in gross margin as a percent of revenue in 2007 was primarily due to higher average selling price of ThermaTips, increase in sales volume and direct cost reductions in ThermaTips and systems, partially offset by a higher sales mix towards the lower margin system product.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs and costs related to customer-attended workshops and trade shows and advertising, as well as marketing and customer service expenses. Sales and marketing expenses increased $2.1 million, or 9%, from $24.1 million to $26.2 million for the years ended December 31, 2006 and 2007, respectively. The increase was primarily attributable to an increase of $1.2 million in personnel and commission costs and related travel expenses associated with the expansion of our sales force and marketing staff, as well as an increase of $0.4 million in support of the launch of new products, new procedures and associated ThermaTips and an increase of $0.5 million in stock-based compensation charges.

Research and Development. Research and development expenses consist primarily of personnel costs, clinical and regulatory costs, material costs and regulatory and quality assurance costs not directly related to the manufacturing of our products. Research and development expenses decreased $0.5 million, or 6%, from $9.6 million to $9.1 million for the years ended December 31, 2006 and 2007, respectively. The decrease was primarily related to cost reductions in clinical studies of about $0.5 million and savings in travel expenses of $0.2 million, which were partially offset by an increase of $0.2 million in stock-based compensation charges.

General and Administrative. General and administrative expenses consist primarily of personnel costs, legal and accounting fees, information technology costs, human resources costs and other general operating expenses. General and administrative expenses increased $1.3 million, or 13%, from $10.0 million to $11.3 million for the years ended December 31, 2006 and 2007, respectively. The increase was primarily attributable to $0.5 million in professional fees and insurance and other expenses in connection with being a public company, an increase of $0.3 million in legal fees incurred related to patents, as well as an increase of $0.3 million in stock-based compensation charges.

Interest and Other Income. Interest and other income consists primarily of interest income generated from our cash, cash equivalent and marketable investments. Interest and other income increased $1.7 million, or 228%, from $0.8 million to $2.5 million for the years ended December 31, 2006 and 2007, respectively due to higher average cash balances resulting from the proceeds of our initial public offering in November 2006.

Interest, Warrants and Other Expense. Interest, warrants and other expense in 2006 consists primarily of $0.8 million interest expense on our borrowings partially offset by $0.8 million gain recorded from changes in the fair value of our convertible preferred stock warrants under FSP 150-5. Subsequent to our initial public offering, we repaid our borrowings. The majority of our convertible preferred stock warrants were exercised upon our initial public offering, with additional preferred stock warrants for 27,778 shares of preferred stock converted into warrants for common stock. As a result, we incurred no interest expense nor charges related to change in the fair value of our convertible preferred stock warrants during 2007.

Provision for Income Taxes. Provision for income taxes for the year ended December 31, 2007 was $271,000, compared with zero provision for income taxes in 2006. Our effective tax rate of 9%, comprised primarily of alternative minimum tax and increase in unrecognized tax benefits and differs from the federal statutory rate of 34% due primarily to the utilization of net operating loss carryforwards. In the year ended December 31, 2006, no provision for income taxes was recorded as a result of our losses.

Years Ended December 31, 2005 and December 31, 2006

Net Revenue. Revenue is derived from the sale of single-use ThermaTips and other consumables, ThermaCool RF generator sales, and service and other revenue. Net revenue increased $13.6 million, or 34%, from $40.7 million to $54.3 million for the years ended December 31, 2005 and 2006, respectively. Sales of ThermaTips and other consumables increased $12.4 million, or 46%, from $27.0 million to $39.4 million for the years ended December 31, 2005 and 2006, respectively. Sales of ThermaCool RF generator increased $0.7 million, or 6%, from $12.6 million to $13.3 million for the years ended December 31, 2005 and 2006, respectively. Product unit volume of ThermaTips was 83,660 units and 130,690 units for the years ended December 31, 2005 and 2006, respectively. Product unit volume of our ThermaCool RF generator was 408 units and 437 units for the years ended December 31, 2005 and 2006, respectively. International sales to distributors accounted for 44% and 48% of revenue for the years ended December 31, 2005 and 2006, respectively. The increase in revenue was driven by increased adoption of our 3.0cm2 ThermaTip, the introduction of our new 0.25 cm2 ThermaTip and expansion into new international markets, partially offset by lower average selling prices beginning in April 2005.

Cost of Revenue. Our cost of revenue consists primarily of material, labor and manufacturing overhead expenses. Cost of revenue increased $3.0 million, or 24%, from $12.3 million to $15.3 million for the years ended December 31, 2005 and 2006, respectively. The increase was primarily due to the increased volume of ThermaTips and other consumables sold. Gross margin was 70% and 72% for the years ended December 31, 2005 and 2006, respectively.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs and costs related to customer-attended workshops and trade shows, marketing, customer service and business development. Sales and marketing expenses increased $4.1 million, or 20%, from $20.0 million to $24.1 million for the years ended December 31, 2005 and 2006, respectively. The increase was primarily attributable to an increase of $2.8 million in personnel and commission costs and related travel expenses associated with the expansion of our international sales force and marketing staff, as well as an increase of $0.2 million in promotional costs primarily due to an increased number of customer workshops, trade shows and promotional efforts and an increase in stock-based compensation charges of $1.1 million.

Research and Development. Research and development expenses consist primarily of personnel costs, clinical and regulatory costs, material costs and regulatory and quality assurance costs not directly related to the manufacturing of our products. Research and development expenses increased $0.7 million, or 8%, from $8.9 million to $9.6 million for the years ended December 31, 2005 and 2006, respectively. The increase was primarily related to increased stock-based compensation charges of $0.5 million, higher personnel costs of $0.4 million, partially offset by lower clinical studies costs and other research and development discretionary spending of $0.2 million.

General and Administrative. General and administrative expenses consist primarily of personnel costs, legal and accounting fees, information technology costs, human resources costs and other general operating expenses. General and administrative expenses increased $2.6 million, or 35%, from $7.4 million to $10.0 million for the years ended December 31, 2005 and 2006, respectively. The increase was primarily attributable to expenses incurred in connection with the November 2006 initial public offering of $0.9 million, an increase in stock-based compensation charges of $1.4 million and higher employee related and other expenses of $0.3 million.

Litigation Settlement. In June 2005, we reached an agreement with Syneron that settled patent-related claims of the parties against each other. Under this agreement, the parties granted each other non-exclusive paid-up licenses under the patents in the suit and related patents. We received a one-time payment of $1.8 million, recorded net of certain legal expenses as $1.6 million. The license granted to Syneron excludes the right to utilize our monopolar RF and capacitive electrical coupling and the license granted to us excludes the right to utilize Syneron’s Electro-Optical Synergy technology.

Interest and Other Income. Interest and other income consists primarily of interest income generated from our cash and cash equivalent balances. Interest and other income increased $0.5 million, or 126%, from $0.3 million to $0.8 million for the years ended December 31, 2005 and 2006, respectively due to higher average cash balances resulting from the proceeds of our initial public offering and GE Capital borrowings.

Interest, Warrants and Other Expense. Interest, warrants and other expense consists primarily of interest expense on our borrowings and changes in the fair value of our convertible preferred stock warrants under FSP 150-5. Interest and other expense decreased $1.4 million from $1.5 million to $55,000 for the years ended December 31, 2005 and 2006, respectively. The decrease was primarily attributable to $2.3 million decrease in the fair value of the convertible preferred stock warrants, partially offset by increase in interest expense of $0.8 million.

Change in Accounting Principles. Freestanding warrants related to our redeemable convertible preferred stock are accounted for in accordance with FSP 150-5 which requires that the warrants be classified as liabilities and recorded at fair value at the end of each reporting period. FSP 150-5 was adopted during the year ended December 31, 2005. A charge of $0.7 million was recorded in 2005 in connection with the change in accounting principle upon the adoption of FSP 150-5.

Stock-Based Compensation

For the years ended December 31, 2005 and 2006 and 2007 and the three and six months ended June 30, 2007 and 2008, employee and non-employee stock-based compensation expense has been allocated as follows (in thousands):

	Years Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2007	2007	2008	2007	2008
Cost of revenue	$4	$73	$288	$40	$53	$140	$96
Sales and marketing	216	1,306	1,796	434	354	916	772
Research and development	124	666	903	242	82	553	216
General and administrative	112	1,472	1,811	506	434	874	818

Total stock-based compensation expense	$456	$3,517	$4,798	$1,222	$923	$2,483	$1,902

Liquidity and Capital Resources

On June 30, 2008, we had working capital of $58.2 million, which consists primarily of $15.4 million in cash and cash equivalents and $36.9 million in marketable investments.

Six Months Ended June 30, 2007 and June 30, 2008

Net Cash Provided by (Used in) Operating Activities. We did not use cash in operating activities in the six months ended June 30, 2008, compared with net cash provided of $2.7 million in the same period a year ago. During 2008, $2.4 million net cash was provided from net loss after adjusting for non-cash items. Such amount was entirely used to fund changes in assets and liabilities. During the first half of 2008, cash was used to fund an increase of $2.2 million in accounts receivable, as well as to fund a decrease of $1.2 million in accrued and other liabilities. The increase in accounts receivable was due to a higher percentage of sales volume that occurred towards in the latter part of the quarter, as well as the impact of providing 30-day payment terms to certain U.S. customers under our Infinity Program in the first half of 2008. The decrease in accrued and other liabilities was primarily due to payment of annual bonus and professional fees. During 2007, $4.5 million of net cash was provided from net income after adjusting for non-cash items, which was partially offset by $1.8 million of net cash used in changes in assets and liabilities. Cash used in changes in assets and liabilities was primarily from $2.5 million of increased accounts receivable, the result of increased revenue; offset by $0.7 million increase in deferred revenue, a result of deferral of revenue on sales of our predecessor generators with rights to upgrade to the ThermaCool NXT generator.

Net Cash Provided by (Used in) Investing Activities. Net cash provided by investing activities in 2008 of $1.1 million was due to $1.5 million net sales of marketable investments, partially offset by acquisition of property and equipment. Net cash used in investing activities in 2007 was due to acquisition of property and equipment. The Company began to purchase marketable investments during the third quarter of 2007. We have begun to plan to liquidate a significant portion of our marketable investments under our proposed acquisition of Reliant Technologies, Inc., which is expected to close during the fourth quarter of 2008.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $0.7 million in the six months ended June 30, 2008 compared with $0.4 million in the six months ended June 30, 2007. During the first half of 2008, cash was provided by proceeds from exercise of stock options and employee stock purchase plan. In addition to cash received from exercise of stock options and employee stock purchase plan, during the first half of 2007, cash was used for payment of capitalized IPO costs of $0.4 million.

On July 7, 2008, we and Reliant Technologies, Inc. (“Reliant”) jointly announced that we had entered into a definitive merger agreement under which we will acquire Reliant for approximately $25 million in cash and 23.6 million shares of Thermage common stock, subject to post closing adjustments. In addition, we have agreed to provide bridge financing to Reliant in the amount of $5 million. The proposed transaction will require stockholder approval and is expected to close during the fourth quarter of 2008.

Years Ended December 31, 2006 and December 31, 2007

Net Cash Provided by Operating Activities. Net cash provided by operating activities was $1.2 million and $5.9 million for the years ended December 31, 2006 and 2007, respectively. During 2006, $0.5 million net cash was provided by operating loss after adjusting for non-cash items. An additional $0.7 million net cash was provided by changes in assets and liabilities. Cash provided by changes in assets and liabilities was primarily from $2.1 million of increased accrued and other liabilities balance due to increased levels of bonus and payroll related expenses. Such increase in cash was partially offset by $0.4 million of cash used to support a higher accounts receivable balance, payment of $0.4 million of prepaid expenses and payment of $0.6 million accounts payable. During 2007, $9.0 million net cash was provided from net income after adjusting for non-cash items, which was offset by $3.1 million net cash used in assets and liabilities. Cash was used in increase of accounts receivable and purchase of inventories in support of actual and anticipated increases in revenue. This was partially offset by cash provided from higher deferred revenue as a result of deferral of revenue on sales of our predecessor generators with rights to upgrade to the new ThermaCool NXT generator.

Net Cash Used in Investing Activities. Net cash used in investing activities was $0.8 million and $39.5 million for the years ended December 31, 2006 and 2007, respectively. Our investing activities in 2006 consisted principally of property and equipment purchases. In addition to purchases of property and equipment, in the third quarter of 2007 we began to purchase and sell marketable investments.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $35.3 million and $1.3 million for the years ended December 31, 2006 and 2007, respectively. In 2006, the increase in cash provided by financing was primarily from proceeds from our initial public offering, proceeds from exercise of stock options and preferred stock warrants, collection of a note receivable from a stockholder, partially offset by repayment of $5.0 million of the working capital line with GE Capital. In 2007, cash provided from financing activities was primarily from proceeds from exercise of stock options and employee stock purchase plans and collection of a note receivable from a stockholder, partially offset by payment of initial public offering costs.

Years Ended December 31, 2005 and December 31, 2006

Net Cash Provided by (Used in) Operating Activities. Net cash used in operating activities was $4.3 million for the year ended December 31, 2005 and net cash provided by operating activities was $1.2 million for the year ended December 31, 2006. During 2005, $3.4 million net cash was used by operating activities primarily from net loss after adjusting for non-cash items. An additional $0.9 million net cash used by changes in assets and liabilities, driven by an increase in accounts receivables of $1.7 million, an increase in prepaid expenses of $0.4 million, a decrease in payables and accrued liabilities of $0.2 million, and a decline in inventories of $1.6 million. The increase in accounts receivable was the result of changing our distributor standard payment terms from upfront payment to payment within 30 days of shipment. The decrease in payables and accrued liabilities was due to decreased levels of accrued state sales tax and inventory as a result of lower revenue. The decline in inventories was a result of aligning inventory levels with changes in forecasted customer demand. During 2006, $0.5 million net cash was provided by operating loss after adjusting for non-cash items. An additional $0.7 million net cash was provided by changes in assets and liabilities. Cash provided by changes in assets and liabilities was primarily from $2.1 million of increased in accrued and other liabilities balance due to increased levels of bonus and payroll related expenses. Such increase in cash from increased amounts in accrued liabilities was partially offset by $0.4 million of cash used to support higher accounts receivable balance, payment of $0.4 million of prepaid expenses and payment of $0.6 million accounts payable.

Net Cash Used in Investing Activities. Net cash used in investing activities was $2.3 million and $0.8 million for the years ended December 31, 2005 and 2006, respectively. Our investing activities in the 2005 and 2006 periods consisted principally of property and equipment purchases of $2.2 million in 2005 and $0.9 million in 2006. Expenditures were higher in 2005 as a result of outfitting our new corporate and manufacturing facility that we moved into at the end of 2004.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $5.0 million and $35.3 million for the years ended December 31, 2005 and 2006, respectively. In 2005, the increase in cash provided by financing was primarily attributable to $5.0 million drawn on a working capital line with GE Capital. In 2006, the increase in cash provided by financing was primarily from proceeds from our initial public offering, proceeds from exercise of stock options and preferred stock warrants, collection of a note receivable from a stockholder, partially offset by repayment of $5.0 million of the working capital line with GE Capital.

We believe that our current cash, cash equivalents, and investments, along with the cash we expect to generate from operations, will be sufficient to meet our anticipated cash needs for the proposed merger with Reliant and for working capital and capital expenditures for at least the next 12 months.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we engaged in such relationships.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement No. 141 (revised), Business Combinations (“SFAS No. 141(R)”). The statement changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for preacquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are evaluating the impact that the statement will have, if any, on our financial statements.

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). The standard changes the accounting for non-controlling (minority) interests in consolidated financial statements including the requirements to classify non-controlling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to non-controlling interests reported as part of consolidated earnings. Additionally, SFAS 160 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are evaluating the impact that the statement will have, if any, on our financial statements.

In February 2008, the FASB issued FASB Staff Position FAS 157-2, which deferred the effective date of SFAS No. 157 for one year, effective for fiscal years beginning after November 15, 2008, as it relates to non-financial assets and liabilities. We have not determined the effect, if any, the adoption of this statement will have on our results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. This statement amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements with an enhanced understanding of: a. How and why an entity uses derivative instruments, b. How derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and c. How derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption encouraged. We have not determined, the effect, if any, the adoption of this statement will have on our results of operations or financial position.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to credit and interest rate risk relates primarily to our investment portfolio. Our investment portfolio primarily includes fixed rate debt instruments of corporate issuers, fixed rate Euro bonds and certificates of deposit. A change in prevailing interest rates may cause the fair value of our investments to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing rate rises, the fair value of the principal amount of our investment will probably decline. Assuming a hypothetical increase in interest rates of one percentage point, the fair value of our total investment portfolio as of June 30, 2008 would have potentially declined by $300,000. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at a weighted average maturity of generally one year or less. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

Although currently all of our sales and purchases are denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.

INFORMATION ABOUT RELIANT

Overview

Reliant is a medical device company that designs, develops and markets non-surgical therapies for the treatment of various skin conditions under the Fraxel brand.

Reliant currently markets three Fraxel laser systems, the Fraxel re:store system, which was first commercialized in 2006, and the Fraxel re:fine system and the Fraxel re:pair system, which were commercialized in 2007. Both the Fraxel re:store and Fraxel re:fine systems offer treatments for milder skin conditions such as fine lines and pigmentation. In addition the Fraxel re:store system is targeted to provide treatments for acne and surgical scars, deeper lines and wrinkles, and actinic keratoses. The Fraxel re:pair system has received FDA clearance for dermatological procedures requiring ablation, coagulation and resurfacing of soft tissue as well as for rhytides, pigmentation and vascular dyschromia.

Reliant primarily markets its laser systems to dermatologists and plastic surgeons. Reliant intends to expand its customer base to include general practitioners, gynecologists, ophthalmologists and others. In the United States, Reliant sells the Fraxel laser systems through 32 sales representatives and 10 clinical educators. Internationally, Reliant sells into over 60 countries primarily through independent distributors.

Differentiating benefits of Reliant’s Fraxel laser systems include:

•

Effective Treatments. The Fraxel laser systems generate and deliver precise wavelengths of energy that create deep microscopic lesions to target specific skin conditions. Reliant’s technology also incorporates precise dosage control, which automatically adjusts the amount, pattern, depth and location of energy delivered into the skin to optimize treatment results and enable consistent results from patient to patient.

•

Ease of Use. The motion control technology within Reliant’s Fraxel laser systems enables practitioners to deliver Fraxel laser treatments by performing a simple painting motion on the patient’s skin. The motion control technology automatically delivers a consistent level and pattern of energy by compensating for how rapidly the practitioner moves the handpiece, enabling the practitioner to provide a more uniform post-treatment appearance and a reduced treatment time.

•

Broad Applications. Reliant offers Fraxel laser systems that can treat multiple skin conditions on all skin colors, and can be used on all skin surfaces, while other laser technologies are often confined to facial applications. The Fraxel laser systems have gained FDA 510(k) clearance for the treatment of multiple skin conditions and Reliant is continually evaluating additional opportunities.

•

Enhanced Safety. Technologies contained in the Fraxel laser systems improve the safety profiles of the systems. One example is the Integrated Optical Tracking System which reduces the risk of operator error, including deactivating the laser if it is not in motion on the skin. The fact that Reliant’s consumable treatment tips can be removed and disinfected further enhances the safety of the Fraxel re:store and Fraxel re:fine laser systems.

•

System Reliability. The Fraxel re:store and Fraxel re:fine laser systems incorporate advanced fiber laser technology that eliminates the need for optical alignment or adjustments within the laser source. These Fraxel laser systems require minimal regular maintenance and have a reduced total cost of ownership.

Reliant’s Products and Products Under Development

Reliant has developed three skin rejuvenation systems based on its proprietary Fraxel laser technology. Reliant offers the Fraxel re:store system, the Fraxel re:fine system, and the Fraxel re:pair system. Each of Reliant’s systems uses a consumable treatment tip.

The following table provides information regarding Reliant’s Fraxel laser systems.

	Fraxel re:store	Fraxel re:fine	Fraxel re:pair

Commercial launch date:	September 2006(1)	June 2007	November 2007

Modality:	Non-ablative	Non-ablative	Ablative

Laser energy source:	Erbium Glass Fiber Laser	Raman-shifted Fiber Laser	CO2 Laser

Wavelength:	1550 nm	1410 nm	10600 nm

510(k) Status:
Melasma	Cleared	Cleared
Periorbital Wrinkles	Cleared	Cleared
Resurfacing	Cleared	Cleared	Cleared
Pigmentation	Cleared	Cleared	Cleared
Surgical/Acne Scars	Cleared	Cleared
Actinic Keratoses	Cleared
Soft Tissue Coagulation	Cleared	Cleared	Cleared
Rhytides			Cleared
Vascular Dyschromia			Cleared

Typical patient treatments:	3-4	5-6	1-2

Consumable treatment tip:	Yes	Yes	Yes

Approximate tip life:	3-5 full face treatments	5-6 full face treatments	1 full face treatment

(1)	System updated from previous system launched in September 2004.

Fraxel re:store Laser System

Reliant’s Fraxel re:store system was launched in September 2006 as an improved next generation product to its first system launched in September 2004 and offers a fractional non-ablative treatment utilizing a fiber laser. As compared to Reliant’s first system, the Fraxel re:store system offers improved ergonomics, including decreased handpiece weight, an adjustable spot size feature which allows for higher treatment energies and increased depth of penetration, improved tracking system and tip design which eliminated the need for the application of a blue dye and reduced preparation time prior to treatment, and a dosage feedback system that enables the physician to accurately monitor the total energy delivered to the treatment area. Reliant believes the Fraxel re:store system provides an effective solution for skin conditions such as wrinkles, acne scars, skin texture and tone, and pigmentation, including melasma. This system can be operated at a wide range of treatment levels offering the clinician the versatility to treat both superficial and deep conditions based on the patient’s needs and preferences. Reliant’s targeted customer base for the Fraxel re:store system is physicians who have experience with aesthetic lasers or otherwise have practices performing various aesthetic treatments.

Fraxel re:fine Laser System

Reliant’s Fraxel re:fine system, which was launched in June 2007, offers a fractional non-ablative treatment utilizing a fiber laser. The Fraxel re:fine system provides an effective, low discomfort treatment solution in a compact design. The Fraxel re:fine system is for physician practices that want to provide treatment for skin tone and texture, pigmentation and fine lines rather than the broader range of conditions treated by the Fraxel re:store system. Reliant’s target customer for the Fraxel re:fine system is a physician practice that is expanding into aesthetics or has a younger patient base primarily interested in preventative or lighter treatments.

Fraxel re:pair Laser System

Reliant’s Fraxel re:pair system, which was launched in November 2007, offers a fractional ablative treatment utilizing a CO 2 laser. Reliant believes the Fraxel re:pair system provides similar effectiveness to traditional bulk ablative treatments, with less downtime and risks. The system goes deeper into the skin than bulk ablative treatments, which may provide additional skin tightening. The Fraxel re:pair system delivers a new type of treatment Reliant calls fractional deep dermal ablation, or FDDA treatment. The Fraxel re:pair system has received FDA 510(k) clearance for dermatological procedures requiring ablation, coagulation and resurfacing of soft tissue, rhytides, pigmentation and vascular dyschromia. Reliant also sought clearance for skin laxity. The FDA has indicated that they have not identified the appropriate criteria to evaluate efficacy for treatment of skin laxity and therefore has not cleared such indication. Reliant also may seek FDA 510(k) clearance for indications such as acne scars, surgical scars and striae. Reliant’s targeted customer base for the Fraxel re:pair system will be physicians who have significant experience in working with aesthetic lasers and are seeking effective but safer ablative procedures with less downtime than those currently offered in the market.

Fraxel Consumable Treatment Tips

Reliant’s Fraxel laser systems use proprietary consumable treatment tips. To perform a treatment, the physician attaches to the handpiece a treatment tip, which is designed to ensure the treatment is delivered consistently, safely and effectively. After approximately three to five treatments for the Fraxel re:store laser system and approximately five to six treatments for the Fraxel re:fine laser system the consumable tip is depleted of its useful life and must be replaced. The consumable tip to be used in Reliant’s Fraxel re:pair laser system must be replaced following each treatment. Reliant’s tips have a list price of $400.

Home-use Device

Reliant entered into an agreement with Philips Consumer Lifestyle B.V. in March 2008 to develop and commercialize a home-use, laser-based device for skin rejuvenation. Reliant believes this represents a significant opportunity to bring laser-based devices directly to consumers. Under the agreement, Philips is currently making quarterly payments to Reliant for research and development related to the device. Philips may terminate the agreement at any time if it chooses not to proceed with commercialization of the device. Upon commercialization of the device, Philips will pay Reliant a percentage of net sales of the device and related products. As long as certain technology transfer payments are paid to Reliant, the agreement is exclusive with respect to the right of Philips to manufacture, distribute, sell and commercialize the device and the related products. After termination of the agreement and/or termination of the exclusivity period as described above, Reliant is prohibited from directly or indirectly manufacturing, selling, distributing and commercializing any laser-based devices for home use by consumers that are similar to the device developed under this agreement.

Components of Reliant’s Fraxel Laser Systems

Reliant’s Fraxel laser systems are comprised of a laser system and a delivery system, including the control console and handpiece. These components generate the laser energy, create individual fractional laser beams and deliver the treatment to the patient according to Reliant’s optimized treatment parameters.

•

Fraxel re:store and Fraxel re:fine lasers. Reliant’s Fraxel re:store and Fraxel re:fine system consoles each contain a fiber laser which generates laser pulses at 1550 nm and 1410 nm wavelengths, respectively. These wavelengths were specifically chosen to target water in the skin and to optimize the treatment results of each system. The fiber laser technology is specifically designed to produce a high quality beam of energy that maintains its wavelength accuracy to within a few nanometers. The fiber laser is also highly efficient, with low power requirements that can be provided by a standard wall outlet, and without the need for water cooling. Furthermore, the fiber laser is durable and robust with a long life span, and it is easy to set up and maintain, with no service requirement or need for optical alignments or adjustments.

•

Fraxel re:pair lasers. Reliant’s Fraxel re:pair laser system utilizes an air-cooled CO 2 laser at 10600 nm. The specific water absorption characteristics of this wavelength in the skin enables the laser to ablate the tissue immediately, creating a needle-like crater and thin zone of coagulation into the dermis. The treatment is made up of deep microscopic ablated zones surrounded by undamaged tissue, rather than a thin, general ablation of the entire surface as typically achieved with traditional CO 2 lasers. By utilizing Reliant’s fractional deep dermal ablation treatment, Reliant believes it can optimize treatments with the CO 2 laser for safer procedures and lower patient downtime.

•

Control Console and Graphical User Interface. Reliant’s Fraxel laser systems feature a touch screen graphical user interface that allows the practitioner to select the energy level, treatment level and number of passes. In addition, each system has a dosage feedback system that enables the physician to accurately monitor the total energy delivered to the treatment area by utilizing measurement information obtained from Reliant’s intelligent optical tracking system. The console also features a simulation mode for training and patient demonstration.

•

Handpiece. The laser energy is delivered to Reliant’s Fraxel laser handpieces, which incorporate Reliant’s high speed scanner and its Intelligent Optical Tracking System. An additional feature in the Fraxel re:store and Fraxel re:fine handpieces is an automated spot size control system. This system delivers optimum lesion penetration at each energy setting and minimizes bulk heating and discomfort.

•

Consumable Treatment Tips. Reliant’s Fraxel laser systems use consumable treatment tips that attach to the handpiece. Due to the amount of laser energy absorbed by these tips over the course of treatments, they degrade and require replacement. Reliant offers large and small tip solutions enabling the physician to treat all areas of the body effectively. Both the Fraxel re:fine and Fraxel re:store tips are designed to accommodate high level disinfection, and the necessary disinfection trays and instructions are provided during installation and training. The Fraxel re:pair tips are designed to support evacuation of tissue debris from the treatment field and are intended to eliminate any risk of biohazard, due to the ablative nature of the treatment.

Research and Development

Reliant’s research and development group develops new technologies and products to address underserved or unmet market needs. The major focus of this group is to leverage Reliant’s technology platform for new aesthetic applications and develop new technology platforms for aesthetic applications. Reliant works closely with thought leaders and physician customers to understand unmet needs and emerging applications in aesthetic medicine. Reliant believes a distinguishing characteristic of its research and development is its biomedical research in skin science. Reliant collaborates with IPG Photonics, the supplier of its lasers, to develop Reliant’s next generation laser delivery technologies for additional applications including manufacturing and industrial uses. Reliant is also collaborating with Massachusetts General Hospital and others to research new applications. Reliant is paying approximately $1.0 million over a three year period for sponsored research on laser-based therapies for a variety of skin conditions being conducted by researchers at Massachusetts General Hospital.

As of June 30, 2008, Reliant’s research and development activities were conducted by a staff of 43 employees with a broad base of experience in the areas of advanced development, product engineering, biomedical engineering and clinical testing. The advanced development team includes physicists and biomedical systems engineers who create the prototype devices that enable the biomedical engineering team to explore the skin science. The biomedical engineering team is led by laser tissue interaction specialists who model the laser tissue interactions, and create the databases that are utilized for the design of Reliant’s Fraxel laser systems. The product engineering team consists of experienced optical engineers, opto-mechanical engineers, electrical engineers and embedded machine control software engineers.

In addition to the broad range of applications for which Reliant has received FDA clearance, Reliant is conducting further studies to evaluate the potential of its Fraxel laser technology to treat striae, or stretch marks, atrophic scars, and eyelid and under-eye skin tightening. In addition to these indications, Reliant believes that its

Fraxel laser technology can potentially be applied to treat other aesthetic skin conditions and Reliant is exploring additional applications for Reliant’s technology.

On-Site Fraxel Clinic. Reliant is co-located with an independent dermatology clinic managed by an independent dermatologist medical director. The staff of the clinic performs Fraxel laser procedures, participates in clinical studies and assists in research into new therapies using Reliant’s Fraxel laser systems. These studies provide Reliant with immediate feedback on treatment parameters and treatment protocols which enable Reliant to improve the safety and efficacy of its Fraxel laser systems. The clinic also conducts on-site clinical studies in support of obtaining additional regulatory clearances, applications, applications development and photographic documentation. The clinic also offers Reliant a hands-on observation and training center for potential physician and nurse customers or for those interested in advanced training in treatment protocols and system parameters to achieve optimal outcomes.

Manufacturing

Reliant manufactures its products with components and subassemblies supplied by its vendors. Reliant assembles and tests its products in its Mountain View, California facility, which meets necessary FDA, ISO and other quality standards. Reliant purchases components and subassemblies for its laser systems from a limited number of suppliers. Reliant has entered into long-term supply agreements with several suppliers in order to gain cost reductions associated with higher volume purchase commitments.

Reliant relies exclusively on IPG Photonics for the supply of fiber lasers used in its Fraxel laser systems. Reliant has agreed to purchase from IPG all of its fiber lasers with specific characteristics that are used for specified treatment applications. Reliant has also granted IPG a right of first offer on all laser sources it is considering for any new products under development. Reliant’s current agreement expires on December 31, 2009.

Intellectual Property Rights

Reliant relies on a combination of patent, copyright, trademark and other intellectual property laws, confidentiality agreements and invention assignment agreements to protect its intellectual property rights. As of June 30, 2008, Reliant had 30 issued U.S. patents and 64 pending U.S. and 67 pending foreign patent applications. These issued United States patents have expiration dates between 2010 and 2025. Expiration may occur earlier under certain circumstances, such as if Reliant does not continue to pay maintenance fees to the United States Patent and Trademark Office. Not all of Reliant’s patents and patent applications are related to Reliant’s current or future product lines, and some of Reliant’s patents have been licensed to third parties. The pending foreign applications relate to similar underlying technological claims to the United States patents and/or patent applications. Reliant intends to file applications for additional patents to strengthen its intellectual property rights.

Reliant’s patent applications may not result in issued patents, and Reliant cannot assure you that any patents that issue will provide a competitive advantage. Moreover, any patents issued to us may be challenged by third parties as invalid or parties may independently develop similar or competing technology or design around any of Reliant’s patents. Reliant cannot be certain that the steps it has taken will prevent the misappropriation of its intellectual property, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the United States. Moreover, although Reliant has pending patent applications in the United States that, if issued in their present form, would in Reliant’s belief cover some of its competitors’ products, Reliant’s issued patents in their present form do not preclude new or existing competitors from developing competing technologies based on fractional resurfacing generally.

Reliant has entered into an exclusive, royalty bearing, worldwide license, with the right to sub-license, with Massachusetts General Hospital to a patent application relating to some of the technology used in Reliant’s Fraxel laser systems. Under the agreement, Reliant has made a payment to Massachusetts General Hospital upon achievement of a described milestone, and Reliant pays royalties on sales of its current Fraxel laser systems and consumable tips. Massachusetts General Hospital has the right to control the prosecution of the patent application subject to this license and the enforcement of any patent that may issue, subject to Reliant’s right to enforce it should Massachusetts General Hospital elect not to do so. Reliant’s license agreement with Massachusetts General Hospital will remain in effect until the later of (a) the date on which all issued patents and filed patent applications within the patent application subject to the agreement have expired or been abandoned, and (b) one year after the last commercial sale for which a royalty is due under the agreement, unless the agreement is terminated earlier in accordance with its terms.

Reliant has several registered trademarks and service marks. Four of Reliant’s primary marks (FRAXEL, RELIANT, the Reliant logo and the Fraxel logo) have received registrations in the United States and a large number of foreign jurisdictions around the world (e.g., Australia, Canada, European Community, Japan and South Korea). Trademark and service mark applications for product specific marks (FRAXEL RE:FINE, FRAXEL RE:STORE and FRAXEL RE:PAIR) have been filed in the United States and a large number of foreign jurisdictions. Reliant owns several other trademarks and service marks that have been registered or are pending registration in several jurisdictions. Reliant has an active trademark enforcement program to limit misuse and unauthorized use of its marks.

Reliant requires its employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with it. Reliant also requires them to agree to disclose and assign to Reliant all inventions conceived in connection with the relationship. Reliant cannot provide any assurance that employees, consultants and advisors will abide by the confidentiality or assignment terms of their agreements. Despite measures taken to protect Reliant’s intellectual property, unauthorized parties may copy aspects of its products or obtain and use information that it regards as proprietary.

Competition

Reliant’s industry is subject to intense competition. Reliant competes directly against laser and light based skin rejuvenation products and procedures offered by companies such as Alma Lasers, Cutera, Cynosure, Lumenis, Lutronic, Palomar Medical Technologies, Sciton, Syneron Medical and Thermage. In addition, Reliant competes against existing and emerging treatment alternatives such as cosmetic surgery, chemical peels, dermabrasions, microdermabrasions, Botox, dermal fillers and collagen injections. Some of these alternative procedures require a lower initial capital investment by the practitioner, and some of these procedures may be less invasive than Reliant’s procedure. Some of Reliant’s competitors are publicly-traded companies and others have significantly greater operating histories than Reliant does, and many of them may enjoy several competitive advantages, including:

•	greater name recognition;

•	more extensive intellectual property protection;

•	established relationships with practitioners and other health care professionals;

•	established domestic and international distribution networks;

•	additional lines of products or existing treatment systems, and the ability to offer rebates or bundle products to offer higher discounts or incentives;

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

•	greater financial resources for product development, sales and marketing and patent litigation.

Competition among providers of laser and other light based devices for the aesthetic market is characterized by intensive sales and marketing activity. There are few barriers to entry that would prevent new entrants or existing competitors from developing products that could compete with Reliant’s. There are many companies, both public and private, that are developing devices that use both light-based and alternative technologies.

Additional competitors may enter the market, and Reliant is likely to compete with new companies in the future. To compete effectively, Reliant has to spend significantly on sales and marketing activities and differentiate its products on the basis of performance, brand name, reputation and price. Reliant has encountered and expects to continue to encounter potential customers who, due to existing relationships with Reliant’s competitors, are committed to or prefer the products offered by these competitors. Reliant expects that competitive pressures may result in price reductions and reduced margins over time for its products.

Government Regulation

United States

Medical Device Regulation

Reliant’s Fraxel laser systems are medical devices subject to extensive and rigorous regulation by the U.S. Food and Drug Administration, or the FDA, under the Federal Food, Drug, and Cosmetic Act, or FDCA, as well as other federal and state regulatory bodies in the United States, and laws and regulations of foreign authorities in other countries. FDA requirements specific to medical devices are wide ranging and govern, among other things:

•	design, development and manufacturing;

•	testing, labeling and storage;

•	clinical trials in humans;

•	product safety;

•	marketing, sales and distribution;

•	premarket clearance or approval;

•	record keeping procedures;

•	advertising and promotion;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to serious injury or death; and

•	product export.

Unless an exemption applies, each medical device to be commercially distributed in the United States must receive prior to marketing either 510(k) clearance or premarket application, or PMA approval, from the FDA pursuant to the FDCA. Medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Medical devices deemed to pose relatively less risk are placed in either Class I or II, which generally requires the manufacturer to submit a premarket notification under Section 510(k) of the FDCA requesting permission for commercial distribution; this is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device, or to a “preamendment device”—i.e., a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications—are placed in Class III requiring PMA approval. Reliant’s Fraxel laser systems are currently classified as Class II.

510(k) Clearance Pathway. To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is “substantially equivalent” in intended use and in safety and effectiveness to a “predicate device,” i.e., a previously 510(k) cleared device or a preamendment device. The FDA makes this determination based upon a comparison of intended use and technological characteristics. The FDA’s 510(k) clearance pathway usually takes from four to 12 months, but it can last longer and clearance is never guaranteed. In reviewing a premarket notification, the FDA may request additional information, including clinical data, which can cause substantial delay. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously cleared device or use, the FDA will place the device, or the particular use, into Class III.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

PMA Approval Pathway. A product not eligible for 510(k) clearance must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer.

A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with Quality System Regulation, or QSR, requirements, which impose elaborate testing, control, documentation and other quality assurance procedures.

Upon submission, the FDA determines if the PMA application is sufficiently complete to permit a substantive review, and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the PMA application, which typically takes one to three years, but may last longer. An advisory panel of experts from outside the FDA is typically convened to review and evaluate the PMA applications and provide recommendations to the FDA as to the approval of the device. Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

Clinical Studies. A clinical trial is almost always required to support a PMA approval and a clinical study or trial is sometimes required to support 510(k) clearance. All clinical studies of investigational devices must be conducted in compliance with FDA’s requirements. If an investigational device could pose a significant risk to patients (as defined in the regulations), the FDA must approve an Investigational Device Exemption, or IDE, application prior to initiation of investigational use. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. FDA typically grants IDE approval for a specified number of patients to be treated at specified study centers. A nonsignificant risk device does not require FDA approval of an IDE. Both significant risk and nonsignificant risk investigational devices require approval from institutional review boards, or IRBs, at the study centers where the device will be used. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials.

During the study, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. The IDE requirements apply to all investigational devices, whether considered significant or nonsignificant risk. The sponsor, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, or may otherwise not be sufficient to obtain clearance or approval of the product.

Postmarket. After a device is placed on the market, whether via the 510(k) or PMA pathway, numerous regulatory requirements apply. These include: the QSR, labeling regulations, the FDA’s general prohibition against promoting products for unapproved or “off-label” uses, the Medical Device Reporting regulation (which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur), and the Reports of Corrections and Removals regulation (which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDCA).

The FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions, consent decrees and civil penalties;

•	repairs, replacements, refunds, recalls, detentions or seizures of Reliant’s products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing Reliant’s requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

The Federal Trade Commission also regulates the advertising of many types of medical devices, including all those with 510(k) clearance.

Our Fraxel laser systems, including the Fraxel SR750, Fraxel re:store, Fraxel re:fine and Fraxel re:pair laser systems are regulated as Class II medical devices. Reliant has obtained eleven 510(k) clearances to market each device for multiple indications.

Reliant does not presently have any 510(k) submissions pending clearance by the FDA. Reliant does not have any device currently in development that it believes will require PMA approval.

Reliant has sponsored 47 IRB-approved clinical studies, for the purposes of evaluating its significant risk investigational devices prior to FDA clearance or conducting post-market evaluation of its cleared devices for various indications. Each of Reliant’s 510(k) submissions was supported by one or more clinical studies. Reliant has conducted 16 IDE studies in total. Reliant expects that its 510(k) submissions for new devices or new indications for its cleared devices will continue to require supporting clinical studies.

As of June 30, 2008, pursuant to the MDR regulations, Reliant has reported to the FDA 16 incidents related to scarring or necessary medical intervention to preclude the formation of scarring following treatments with the Fraxel SR750 laser or the Fraxel re:store laser. Two of these incidents also involved infections.

Reliant has registered with the FDA as a medical device manufacturer and has obtained a manufacturing license from the California Department of Health Services, or CDHS. The FDA inspected Reliant’s facility on February 22-23, 2005, and one 483 inspectional observation was noted. The observation noted the omission of a test procedure to verify the control system of the Fraxel SR750 laser system for the key switch removal process. In response to the observation, a manufacturing test procedure was successfully implemented in March 2005. A second inspection by the FDA of Reliant’s facility and quality systems was performed on July 23-29, 2008, and the FDA noted minor observations, all of which have been corrected. The Food and Drug Branch, or FDB, of the CDHS first inspected Reliant’s facility and quality systems on April 7-9, 2004, with minor observations noted, all of which were corrected immediately thereafter. A second CA FDB inspection was conducted on August 16, 2006, with no observations noted.

European Union

Reliant’s products are regulated in the European Union as medical devices per the European Union Directive No. 93/42/EEC, also known as the Medical Device Directive. An authorized party, referred to as a notified body, must approve Reliant’s products for CE marking, so as to allow their marketing throughout the European Economic Area. Reliant’s Fraxel SR750 laser was approved for CE marking on December 10, 2006, the Fraxel re:store laser was approved for CE marking on September 28, 2004, the Fraxel re:fine laser was approved for CE marking on September 19, 2007 and the Fraxel re:pair laser was approved for CE marking on March 28, 2008. The CE marking is contingent upon Reliant’s continued compliance to the applicable regulations and the quality system requirements of ISO 13485 certification standard. The European Community also has regulations similar to that of the FDA for the advertising and promotion of medical devices and products, clinical investigations, and adverse events. Reliant believes that it is in sufficient compliance with such regulations at this time.

Rest of the World

Most of the major medical device markets throughout the world have regulatory requirements which are applicable to the Fraxel laser systems, although the extent and nature of each country’s regulatory requirements is distinct. The regulatory requirements, and the review time, vary significantly from country to country. Reliant’s Fraxel SR750 laser and Fraxel re:store lasers are currently approved for sale in Argentina, Australia, Brazil, Canada, Colombia, Hong Kong, Korea, Mexico, Philippines, Russia, Singapore and Taiwan and are authorized for export in additional “unregulated markets”, or countries that do not regulate medical devices. Modifications to either of these approved products will require a new regulatory submission in each of the regulated markets.

Employees

As of June 30, 2008, Reliant had 186 full-time employees, consisting of 43 in research and development and regulatory affairs, 32 in manufacturing and quality control, 83 in sales and marketing and 28 in general and administrative functions. None of Reliant’s employees is covered by a collective bargaining agreement.

Facilities

Reliant is headquartered and currently manufactures its products in Mountain View, California, where it leases approximately 64,000 square feet under a lease expiring in November  2009. Reliant also leases an approximately 6,000 square foot warehouse in Mountain View, California.

Legal Proceedings

On August 6, 2007, Reliant was served with a complaint filed in San Mateo County Superior Court styled Court House Plaza Company v. Reliant Technologies, Inc., et al. The complaint alleges that plaintiff, a former landlord of Reliant, is entitled to certain warrants to purchase Reliant’s common stock in partial consideration for Reliant’s lease of the plaintiff’s property between 2002 and 2005. After the termination of the lease agreement, Reliant entered into a written agreement in April 2006 with plaintiff whereby Reliant granted plaintiff a warrant to purchase 68,029 shares of its preferred stock in settlement of all obligations owed by Reliant under the lease agreement. The plaintiff now alleges that it is entitled to 138,343 fully-paid shares, rather than the warrant, and has asserted claims for declaratory relief, contract damages of $887,600 plus interest and reformation of the warrant agreement entered into in April 2006. On September 14, 2007, Reliant filed an answer generally denying all asserted claims and separately, a cross-complaint for declaratory relief. On April 30, 2008, Reliant filed a motion for summary judgment. Reliant intends to vigorously defend the matter and is unable to predict the outcome of this matter.

RELIANT SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007, are derived from our audited consolidated financial statements that are included elsewhere in this proxy statement/prospectus/information statement. The selected consolidated statements of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements not included in this proxy statement/prospectus/information statement. The selected consolidated financial data for the six-month periods ended June 30, 2007 and June 30, 2008 and the consolidated balance sheet data as of June 30, 2008 are derived from our unaudited interim consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

Our historical results are not necessarily indicative of future operating results. Our operating results for the six months ended June 30, 2008 should not be considered indicative of operating results for the full fiscal year or any other future period. The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, and the related notes thereto, and “Reliant Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this proxy statement/prospectus/information statement.

	Year ended December 31,					Six Months ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(in thousands)
Consolidated Statements of Operation Data:
Net revenues:
Products	$—	$4,474	$33,699	$56,412	$68,664	$34,478	$38,892
Services and other	49	75	101	1,078	1,812	803	2,074

Total net revenues	49	4,549	33,800	57,490	70,476	35,281	40,966

Cost of revenues:
Products	—	2,783	16,988	26,527	31,692	15,650	14,698
Services and other	—	—	—	120	1,029	362	1,534

Total cost of net revenues	—	2,783	16,988	26,647	32,721	16,012	16,232

Gross profit	49	1,766	16,812	30,843	37,755	19,269	24,734

Operating expenses:
Research and development	3,321	7,180	7,854	10,458	13,932	6,135	6,806
Sales and marketing	187	2,089	9,748	23,343	33,315	16,471	17,832
General and administrative	2,231	5,483	10,962	17,506	14,575	6,540	6,996

Total operating expenses	5,739	14,752	28,564	51,307	61,822	29,146	31,634

Loss from operations	(5,690)	(12,986)	(11,752)	(20,464)	(24,067)	(9,877)	(6,900)
Interest income	21	137	57	544	355	239	25
Interest expense	(101)	(336)	(762)	(1,533)	(902)	(421)	(473)
Gains (losses) on preferred stock warrant liability	—	—	(207)	528	6,676	(734)	651
Other income (expense), net	(251)	(134)	(46)	30	201	(92)	(3)

Loss before income taxes and cumulative effect of change in accounting principle	(6,021)	(13,319)	(12,710)	(20,895)	(17,737)	(10,885)	(6,700)
Provision for income taxes	—	(9)	(10)	(10)	(25)	(10)	(3)

Net loss before cumulative effect of change in accounting principle	(6,021)	(13,328)	(12,720)	(20,905)	(17,762)	(10,895)	(6,703)
Cumulative effect of change in accounting principle	—	—	(5,493)	—	—	—	—

Net loss	$(6,021)	$(13,328)	$(18,213)	$(20,905)	$(17,762)	$(10,895)	$(6,703)

	As of December 31,					As of June 30, 2008
	2003	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$3,354	$6,952	$4,689	$9,474	$5,714	$5,858
Working capital (deficiency)	1,540	4,834	(7,953)	(4,039)	(23)	(1,741)
Total assets	4,277	12,130	15,268	31,326	26,136	23,652
Preferred stock warrant liability	—	—	7,789	7,967	1,505	865
Current and long-term debt	1,834	2,810	7,172	6,204	6,503	8,989
Redeemable convertible preferred stock	11,289	25,184	23,425	45,486	60,660	60,704
Common stock and additional paid in capital	202	4,540	13,326	14,829	22,209	26,290
Total stockholder’s deficit	$(10,812)	$(21,391)	$(32,552)	$(48,632)	$(59,013)	$(61,635)

RELIANT MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus/information statement. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this proxy statement/prospectus/information statement. In this section, references to “we,” “us,” “our” and “ours” refer to Reliant and its consolidated subsidiaries.

Overview

We are a medical device company that designs, develops and markets non-surgical therapies for the treatment of various skin conditions. We are the successor to Reliant Laser Corporation, which was originally incorporated in California in 1990 and reincorporated in Delaware in 1993 as Reliant Technologies, Inc. In 2001, we were purchased by RTI Holdings, Inc., a Nevada corporation that merged with us in 2002. In 2004, we were merged into our own wholly-owned subsidiary in connection with a recapitalization in connection with an equity financing to form the present corporation. From 2001 to 2004, we were developing our Fraxel SR750 laser system.

Our first laser system, the Fraxel SR750 laser system (originally released as the Fraxel SR laser system), was introduced in September 2004 and is still being offered. In August 2006, we introduced the successor to the Fraxel SR750 laser system, the Fraxel re:store laser system (originally released as the Fraxel SR1500 laser system). The Fraxel re:store system treats a broad range of skin conditions such as wrinkles, acne scars, skin texture and tone, and pigmentation, including melasma. In June 2007, we introduced the Fraxel re:fine laser system. While the fundamental technology is similar to the Fraxel re:store system, the Fraxel re:fine system is for physicians who wish to provide treatment primarily for skin tone and texture, pigmentation and fine lines rather than the broader range of conditions treated by the Fraxel re:store system. In November 2007, we started shipping the Fraxel re:pair laser system. The Fraxel re:pair laser system is designed to treat more severe indications than the Fraxel re:store laser system or Fraxel re:fine laser system and will involve post-treatment wound care. As of June 30, 2008, we have sold over 1,700 Fraxel laser systems.

Sales of the our Fraxel SR750 laser system peaked at $29.3 million in 2005 before decreasing to $26.0 million in 2006 when it was replaced by the Fraxel re:store laser as our flagship product, and $2.4 million in 2007. The Fraxel re:store laser system contributed $17.2 million to revenue in 2006 and $38.5 million in 2007. The Fraxel re:fine laser system and Fraxel re:pair laser system, which were introduced in June 2007 and November 2007, respectively, have generated revenue of $1.3 million and $1.7 million, respectively, in 2007. For the six months ended June 30, 2008, Fraxel re:pair, re:store, re:fine and SR750 laser systems contributed revenue of $12.8 million, $11.6 million, $2.8 million and $0.5 million, respectively.

We expect that competitive pressures may result in price reductions and reduced margins over time for our products. We do not anticipate the Fraxel SR750 laser system to contribute significantly to revenues and gross margin going forward. Gross margin percentages to date on the Fraxel re:fine laser system have been comparable to those for the Fraxel re:store laser, and gross margin percentages on the Fraxel re:pair laser system are slightly lower than Fraxel re:store and Fraxel re:fine laser systems.

All Fraxel laser systems use consumable treatment tips that are designed to make the Fraxel laser treatments both efficacious and safe. The tips “wear out” or are consumed as a function of the amount of use the tip incurs.

We sell our laser systems through a direct sales organization in the United States that as of June 30, 2008 consisted of 32 sales representatives and 10 clinical educators. We sell our laser systems in international markets primarily through distributors in over 60 countries. For each of the year ended December 31, 2006 and

December 31, 2007, the United States represented approximately 62% of total net revenues. For the six months ended June 30, 2008, the United States represented approximately 65% of total net revenues.

At our Mountain View, California headquarters, we manufacture, assemble and test our products with components and subassemblies supplied by our vendors.

Our net revenues have increased in each year since the introduction of our first Fraxel laser system in 2004. Our net revenues were $4.5 million for the year ended December 31, 2004, $33.8 million for the year ended December 31, 2005, $57.5 million for the year ended December 31, 2006, $70.5 million for the year ended December 31, 2007 and $41.0 million for the six months ended June 30, 2008. For the year ended December 31, 2005, one customer, an international distributor, accounted for 18% of our net revenues. No customer accounted for more than 10% of our net revenues for the years ended December 31, 2006 and December 31, 2007 and the six months ended June 30, 2008. We have not been profitable in any period since inception, and we expect to continue to incur net losses through 2008. We have incurred cumulative net losses of approximately $87.9 million from our inception to June 30, 2008.

Net Revenues

Our net revenues are primarily derived from the sale of Fraxel laser systems, consumable treatment tips and services and other.

We have experienced seasonal increases in sales of our Fraxel laser systems during the fourth quarter resulting from tax incentives available to our physician customers for capital equipment purchased prior to year end. Approximately 32% of our net revenues for the year ended December 31, 2005 were generated during the fourth quarter, 39% of our net revenues for the year ended December 31, 2006 were generated during the fourth quarter, and 27% of our net revenues for the year ended December 31, 2007 were generated during the fourth quarter. Additionally, we have historically generated the majority of our Fraxel laser systems sales in the final month of each quarter, with significant sales occurring in the last week of each quarter. We expect the seasonality in our net revenues and intra-quarterly concentration of our net revenues to continue into the future.

Products

Laser Systems

Our Fraxel laser systems consist of our proprietary laser consoles and handpieces. Also included in the category of “laser systems” is a variety of pre- and post- treatment auxiliary equipment. In addition, the category of laser systems also includes freight charged to customers for shipping, carts for the laser systems and miscellaneous supplies, none of which have been significant to our overall net revenues or gross profit to date.

Auxiliary equipment includes devices that can be used in association with laser treatments. For example, at various times we have offered systems that cool the skin and cameras to take “before and after” pictures of patients. We generally sell these devices at or near our cost and therefore these devices generally do not affect our gross profit but can lower our gross margin percentage. Revenue from sales of auxiliary equipment to date have not been a significant percentage of our revenues for all periods presented. We may offer any of these devices or other auxiliary equipment from time to time in the future.

In conjunction with the introduction of the Fraxel re:store laser system, we offer physicians who own a Fraxel SR750 laser system an opportunity to upgrade to a Fraxel re:store laser system for a fee. The net revenues related to these upgrades comprised 2% of our net revenues in 2006, 11% of our net revenues in 2007, and 2% of our net revenues in the six months ended June 30, 2008. We may offer other upgrades from time to time in the future.

Consumables

Our Fraxel laser systems require the use of consumable treatment tips that generate a recurring revenue stream for us. We introduced the single-use Fraxel re:pair laser consumable treatment tip in the fourth quarter of 2007.

Services and Other

A physician purchasing a Fraxel laser system may purchase an extended service agreement that covers the laser system after the standard warranty period expires. We offer a variety of extended service agreements with different prices based on the warranty features purchased. We expect revenues generated from service contracts to increase in the future as the installed base of our Fraxel laser systems increases.

Cost of Net Revenues

Our cost of net revenues consists of materials, direct labor including stock-based compensation, and manufacturing overhead primarily associated with the manufacture of our Fraxel laser systems and consumable treatment tips. Our cost of net revenues also includes royalty payments for the licensing of intellectual property rights. Currently, direct material costs including fiber lasers and other critical components of our Fraxel laser systems, make up the majority of cost of net revenues.

We believe our gross margin percentage will be positively impacted by the increasing proportion of our net revenues generated from consumables.

Operating Expenses

Research and Development Expenses. Research and development expenses consist primarily of personnel compensation, including stock-based compensation, materials and expenses associated with product development, clinical and regulatory costs associated with enhancing our Fraxel laser systems and technology platforms. We expense research and development expenses as incurred. We expect these expenses will decrease as a percentage of net revenues if our sales increase.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of personnel compensation, including stock-based compensation, sales force incentive compensation, trade shows, customer-attended workshops, advertising, travel, promotional materials, patient education materials and other expenses incurred to provide reimbursement services and clinical training. In order to increase sales through greater brand recognition and product awareness, we added sales and marketing employees and increased marketing related expenditures significantly during 2006 and 2007. We expect these sales and marketing expenses will increase in absolute terms in future periods, and increase as a percentage of net revenues in 2008 to facilitate expected continued revenue growth. Sales and marketing expenses as a percentage of net revenues are expected to decrease after 2008. If the increase in our sales and marketing expenses is not offset by increased revenue, our financial results could be negatively affected.

General and Administrative Expenses. General and administrative expenses consist primarily of personnel compensation, including stock-based compensation, accounting, human resources, corporate and administration, legal, audit and accounting, and insurance expenses. In the future, we expect general and administrative expenses will increase, but we expect that overall, general and administrative expenses will decrease as a percentage of net revenues if our sales increase.

Results of Operations

Six Months Ended June 30, 2008 and June 30, 2007

Net Revenues. Net revenues increased $5.7 million, or 16%, to $41.0 million for the six months ended June 30, 2008 from $35.3 million for the six months ended June 30, 2007. For the six months ended June 30, 2008, laser systems (which includes the sale of pre- and post-treatment auxiliary equipment and fees related to upgrades from our Fraxel SR750 laser systems to our Fraxel re:store laser system) represented 72% of net revenues, consumables represented 23% of net revenues, and services and other represented the remaining 5% of net revenues. Other revenue includes $0.5 million of contract research and development revenue. For the six months ended June 30, 2007, laser systems (which includes the sale of pre- and post-treatment auxiliary equipment and fees related to upgrades from our Fraxel SR750 laser systems to our Fraxel re:store laser system)

represented 79% of net revenues, consumables represented 19% of net revenues, and services and other represented the remaining 2% of net revenues. The United States represented 65% of net revenues for the six months ended June 30, 2008 and 61% of net revenue for the six months ended June 30, 2007.

The increase in net revenues for the six months ended June 30, 2008 as compared to the six months ended June 30, 2007 was primarily attributable to higher consumable sales to the installed base of system owners and increased unit sales of our Fraxel laser systems. These sales were primarily driven by the expansion of the sales force and introduction of Fraxel re:pair systems. We believe that our net revenues will increase as we continue to expand our sales force and marketing efforts to increase penetration in the worldwide aesthetic procedure and equipment markets.

Cost of Net Revenues. Cost of net revenues increased $0.2 million, or 1%, to $16.2 million for the six months ended June 30, 2008, from $16.0 million for the six months ended June 30, 2007. This increase was primarily attributable to increased unit sales of our Fraxel re:pair laser systems which were not marketed until the fourth quarter of 2007.

Gross profit increased $5.5 million, or 28%, to $24.7 million, for the six months ended June 30, 2008, from $19.3 million for the six months ended June 30, 2007. This increase was primarily attributable to increased unit sales of higher margin consumables and our Fraxel laser systems.

Overall gross margins improved to 60% for the six months ended June 30, 2008 from 55% for the six months ended June 30, 2007. The improvement in gross margin in the six months ended June 30, 2008 versus the six months ended June 30, 2007 was mainly attributable to higher prices per unit on laser systems in the six months ended June 30, 2008. Also contributing to the improvement were the greater share of product net revenue represented by higher margin consumables and less unit sales of SR750 upgrades which in general have lower gross margins.

Research and Development Expenses. Research and development expenses increased $0.7 million, or 11%, to $6.8 million for the six months ended June 30, 2008, from $6.1 million for the six months ended June 30, 2007. The increase was primarily attributable to an increase of $1.0 million in personnel costs, an increase of $0.2 million in stock-based compensation and an increase of $0.1 million in equipment and maintenance expenses partially offset by a decrease of $0.7 million in project materials and clinical related spending.

Sales and Marketing Expenses. Sales and marketing expenses increased $1.3 million, or 8%, to $17.8 million for the six months ended June 30, 2008, from $16.5 million for the six months ended June 30, 2007. The increase was primarily attributable to an increase of $1.3 million in personnel costs, an increase of $0.8 million in commission costs due to increased sales of products, an increase of $0.4 million in travel and related expenses attributable to selling and marketing activities, an increase of $0.2 million in stock-based compensation, and partially offset by a decrease of $1.6 million in marketing and promotional activities primarily relating to brand recognition initiatives.

General and Administrative Expenses. General and administrative expenses increased $0.5 million, or 7%, to $7.0 million for the six months ended June 30, 2008, from $6.5 million for the six months ended June 30, 2007. The increase was primarily attributable to an increase of $0.7 million in legal expenses, $0.5 million in stock-based compensation and partially offset by a decrease of $0.6 million in bad debt reserve.

Other Income (Expense), Net. Other income net increased $1.2 million, or 120%, to $0.2 million for the six months ended June 30, 2008, from $1.0 million other expense net for the six months ended June 30, 2007. This increase in other income net was primarily attributable to the changes in the fair value of our preferred stock warrants.

Years Ended December 31, 2007 and December 31, 2006

Net Revenues. Net revenues increased $13.0 million, or 23%, to $70.5 million for the year ended December 31, 2007, from $57.5 million for the year ended December 31, 2006. For 2007, laser systems (which includes the sale of pre- and post-treatment auxiliary equipment and fees related to upgrades from our Fraxel SR750 laser systems to our Fraxel re:store laser system) represented 78% of net revenues, consumables represented 20% of net revenues, and services and other represented the remaining 2% of net revenues. For 2006, laser systems represented 80% of net revenues, consumables represented 18% of net revenues, and services and other represented the remaining 2% of net revenues. The United States represented 62% of net revenues for 2007 and 2006.

The increase in net revenues for the year end December 31, 2007 as compared to the year ended December 31, 2006 was primarily attributable to increased fees related to upgrades from our Fraxel SR750 laser systems to our Fraxel re:store laser system, higher consumable sales to the installed base of system owners and higher unit sales of our Fraxel laser systems. These sales were primarily driven by the expansion of the sales force and additional marketing programs.

Cost of Net Revenues. Cost of net revenues increased $6.1 million, or 23%, to $32.7 million for the year ended December 31, 2007, from $26.6 million for the year ended December 31, 2006. This increase was primarily attributable to increased unit sales of SR750 upgrades and consumables.

Gross profit increased $7.0 million, or 22%, to $37.8 million, for the year ended December 31, 2007, from $30.8 million for the year ended December 31, 2006. This increase was primarily attributable to increased unit sales of SR750 upgrades and consumables.

Overall gross margins were 54% for the year ended December 31, 2007 and the year ended December 31, 2006.

Research and Development Expenses. Research and development expenses increased $3.4 million, or 33%, to $13.9 million for the year ended December 31, 2007, from $10.5 million for the year ended December 31, 2006. The increase was primarily attributable to an increase of $1.7 million in project materials and clinical related spending, an increase of $1.1 million in personnel costs, an increase of $0.1 million in stock based compensation, an increase of $0.1 million in equipment and maintenance expenses, and $0.1 million travel and related expenses attributable to research and developing activities.

Sales and Marketing Expenses. Sales and marketing expenses increased $10.0 million, or 43%, to $33.3 million for the year ended December 31, 2007, from $23.3 million for the year ended December 31, 2006. The increase was primarily attributable to an increase of $3.7 million in personnel costs, an increase of $2.1 million in marketing and promotional activities primarily relating to brand recognition initiatives and an increase of $1.6 million in travel and related expenses attributable to selling and marketing activities, an increase of $1.4 million in commission costs due to increased sales of products, an increase of $0.4 million in equipment and maintenance expenses, and an increase of $0.2 million in stock-based compensation.

General and Administrative Expenses. General and administrative expenses decreased $2.9 million, or 17%, to $14.6 million for the year ended December 31, 2007, from $17.5 million for the year ended December 31, 2006. The decrease was primarily attributable to a decrease of $5.8 million in legal, consulting and other professional service expenses. The decrease was partially offset by an increase of $1.8 million in personnel costs, an increase of $0.8 million in stock-based compensation and an increase of $0.4 million in bad debt reserve.

Other Income (Expense), Net. Other income net increased $6.8 million, or 1568%, to $6.3 million for the year ended December 31, 2007, from $0.4 million other expense net for the year ended December 31, 2006. This increase in other income net was primarily attributable to the changes in the fair value of our preferred stock warrants.

Years Ended December 31, 2006 and December 31, 2005

Net Revenues. Net revenues increased $23.7 million, or 70%, to $57.5 million for the year ended December 31, 2006, from $33.8 million for the year ended December 31, 2005. The increase in 2006 was primarily attributable to an increase in the number of laser systems and consumables sold. In 2006, sales of our laser systems (which includes the sale of pre- and post- treatment auxiliary equipment and fees related to upgrades from our Fraxel SR750 laser systems to our Fraxel re:store laser system) represented 80% of net revenues, consumables represented 18% of net revenues and service and other represented 2% of net revenues. For 2005, sales of our laser systems represented 88% of net revenues, consumables represented 12% of net revenues and service and other represented less than 1% of net revenues. The United States represented 62% of net revenues in 2006 and 61% of net revenues in 2005.

Cost of Net Revenues. Cost of net revenues increased $9.6 million, or 57%, to $26.6 million for the year ended December 31, 2006, from $17.0 million for the year ended December 31, 2005. The increase in 2006 was primarily attributable to higher material and labor costs due to the shipment of more laser systems in 2006 than 2005. Our relocation to a building with higher lease payments in 2006 and the addition of more employees to the manufacturing staff also contributed to the higher cost of net revenues.

Gross profit increased $14.0 million, or 83%, to $30.8 million for the year ended December 31, 2006 from $16.8 million for the year ended December 31, 2005. The increase in gross profit in 2006 was primarily attributable to an increase in the number of laser systems and consumables sold. Gross profit from our upgrade program within our laser system category did not contribute significantly to our gross profit in 2006 or 2005.

Overall gross margins improved to 54% in 2006 from 50% in 2005. The improvement in our overall gross margins in 2006 versus 2005 was primarily attributable to lower cost per unit on laser systems in 2006 as compared to 2005. Also contributing to the improvement was the greater share of product net revenues represented by higher margin consumables and service and other.

Research and Development Expenses. Research and development expenses increased $2.6 million, or 33%, to $10.5 million for the year ended December 31, 2006, from $7.9 million for the year ended December 31, 2005. The increase in 2006 was primarily attributable to an increase of $1.0 million in personnel costs associated with an increase in the number of research and development personnel, an increase of $0.9 million in project materials and clinical related spending and an increase of $0.4 million in consulting and other professional services used for the development of new products, as we devoted more resources to new and ongoing projects. These increases were partially offset by a decrease of $0.5 million in stock-based compensation.

Sales and Marketing Expenses. Sales and marketing expenses increased $13.6 million, or 139%, to $23.3 million for the year ended December 31, 2006, from $9.7 million for the year ended December 31, 2005. The increase in 2006 was primarily attributable to an increase of $4.3 million in personnel costs associated with a significant increase in our sales and marketing personnel, an increase of $1.2 million in travel expenses, an increase of $2.4 million in commission costs, an increase of $4.2 million in promotional costs primarily attributable to an increase in advertising, customer workshops, trade shows and promotional efforts and an increase of $0.6 million in stock-based compensation.

General and Administrative Expenses. General and administrative expenses increased $6.5 million, or 60%, to $17.5 million for the year ended December 31, 2006 from $11.0 million for the year ended December 31, 2005. This increase in 2006 was primarily attributable to an increase of $6.8 million in legal related expenses, which included a settlement payment in connection with a lawsuit by a former officer and director, and an increase of $1.3 million in personnel costs associated with an increase in the number of administrative personnel. These increases were partially offset by a decrease of $1.4 million of stock-based compensation.

Other Income (Expense), Net. Other expense, net decreased $0.6 million, or 55%, to $0.4 million for the year ended December 31, 2006, from $1.0 million for the year ended December 31, 2005. This decrease in 2006 was primarily attributable to an increase in interest income earned on cash balances generated from our Series D financing completed in March 2006.

Stock-based Compensation

As of June 30, 2008, the Company had one share-based compensation plan. The company allocated stock-based compensation expense as following (in thousands):

	Year ended December 31,			Six months ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Cost of revenue	$—	$212	$235	$134	$132
Research and development	1,480	1,015	1,146	613	794
Sales and marketing	754	1,346	1,589	833	1,033
General and administrative	3,857	2,465	3,302	1,625	2,099

Total non-cash stock-based compensation	$6,091	$5,038	$6,272	$3,205	$4,058

Quarterly results of operations

The following table sets forth selected unaudited quarterly information for our last six fiscal quarters. This information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus/information statement, and we believe all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below. We also believe this information presents fairly the results of such period when read in conjunction with the audited consolidated financial statements and notes.

	Three months ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008
	(in thousands, unaudited)
Consolidated Statements of Operation Data
Net revenues:
Products	$15,945	$18,533	$15,783	$18,403	$17,718	$21,173
Services and other	373	430	475	535	636	1,438

Total net revenues	16,318	18,962	16,258	18,938	18,354	22,612

Cost of revenues:
Products	6,848	8,802	7,597	8,446	6,833	7,865
Services and other	127	235	316	352	596	938

Total cost of net revenues	6,975	9,036	7,913	8,798	7,429	8,803

Gross profit	9,343	9,926	8,345	10,140	10,925	13,809

Operating expenses:
Research and development	2,958	3,178	3,711	4,086	3,288	3,519
Sales and marketing	8,213	8,258	7,882	8,962	8,791	9,041
General and administrative	3,193	3,347	2,764	5,271	3,883	3,113

Total operating expenses	14,364	14,783	14,356	18,319	15,961	15,672

Loss from operations	(5,021)	(4,857)	(6,011)	(8,179)	(5,036)	(1,864)
Other income (expense), net	(490)	(518)	639	6,699	854	(656)

Loss before income taxes	(5,511)	(5,375)	(5,372)	(1,480)	(4,183)	(2,519)
Provision for income taxes	(4)	(6)	(1)	(14)	(1)	(1)

Net loss	$(5,514)	$(5,381)	$(5,373)	$(1,494)	$(4,184)	$(2,520)

Our operating results have varied significantly from quarter to quarter in the past and may continue to vary significantly from quarter to quarter in the future due to a variety of factors. We establish our expenditure levels based on expectations as to future revenue, and if revenue levels are below expectations, expenses can be disproportionably high. As a result, a drop in near term demand for our products could significantly affect both revenues and profits in any quarter. In the future, our operating results may fluctuate for this reason or as a result of a number of other factors, including increased expenses, timing of product releases, increased competition, variations in the mix of sales, announcements of new products by us or our competitors and capital spending patterns of our customers. As a result of these factors, there can be no assurance we will be bale to maintain profitability on a quarterly basis.

Liquidity and Capital Resources

We have incurred cumulative net losses from inception through June 30, 2008 of $87.9 million. Since inception, we have financed our operations primarily through private sales of $63.8 million, net, of convertible preferred stock and common stock, net of issuance costs, as well as borrowings of $18.0 million from two lending institutions. As of June 30, 2008, we had a working capital deficit of $1.7 million, including $5.9 million in cash and cash equivalents and short-term investments. We currently invest our cash, cash equivalents and short-term investments in a variety of debt instruments of the U.S. government, its agencies and high-quality corporate issuers through money market accounts.

Net Cash Used in Operating Activities

For the six months ended June 30, 2008, net cash used in operating activities was $2.0 million. The net cash used in operating activities was attributable primarily to net losses of $6.7 million and a decrease in accounts payable and accrued liabilities of $1.9 million. The decrease in accounts payable and accrued liabilities was primarily attributable to payments of public offering related expenses and faster payment of accounts payable during the period. This usage was partially offset by a decrease of $1.4 million in inventories, $0.8 million in accounts receivable, non-cash charges for depreciation and amortization of $0.7 million and stock-based compensation expenses of $4.1 million.

For the year ended December 31, 2007, net cash used in operating activities was $18.4 million. The net cash used in operating activities was attributable primarily to net losses of $17.8 million, a decrease in accounts payable and accrued liabilities of $3.8 million, an increase in inventories of $2.1 million, and a gain on preferred stock warrant liability of $6.7 million. The decrease in accounts payable and accrued liabilities was primarily attributable to payments of legal related expenses, including a settlement payment in connection with a lawsuit by a former officer and director, and faster payment of accounts payable during the period. The increase in inventory was attributable to the buildup of inventory to support forecasted sales of the Fraxel re:pair laser system launched in the fourth quarter of 2007. The gain on preferred stock warrant liability was attributable to lower expense related to the fair value accounting of our preferred stock warrants. This usage was partially offset by a decrease of $3.3 million in accounts receivable, non-cash charges for depreciation and amortization of $2.3 million and stock-based compensation expenses of $6.4 million.

For the year ended December 31, 2006, net cash used in operating activities was $14.9 million. The net cash used in operating activities was attributable primarily to net losses of $20.9 million, an increase in inventories of $6.2 million and an increase in accounts receivable, net of $6.3 million. The increase in accounts receivable, net was primarily attributable to the large portion of the 2006 fourth quarter sales late in the quarter compared to the fourth quarter of 2005. The increase in inventory was attributable to the higher levels of inventory we were carrying to support the introduction of our new Fraxel re:store laser system. This usage was partially offset by an increase in accounts payable and accrued liabilities balances of $12.0 million, non-cash stock-based compensation expenses of $5.8 million and non-cash charges for depreciation and amortization of $1.9 million. The large increase in accounts payable and liabilities was attributable primarily to higher expenses and inventory purchases, significant sales growth in the fourth quarter of 2006 and significant accruals for legal related expenses.

For the year ended December 31, 2005, net cash used in operating activities was $6.0 million. Net cash used in operating activities was attributable primarily to net losses of $18.2 million, an increase of $3.3 million of our inventories and an increase of $0.8 million in accounts receivable, net. The increase in inventory was attributable to additional inventory required to support our growing sales. This usage was partially offset by non-cash stock-based compensation expenses of $6.3 million, a one-time cumulative effect of change in accounting principle associated with the implementation of SP 150-5 of $5.5 million, non-cash charges for depreciation and amortization of $1.0 million and an increase in our accounts payable and accrued liabilities balances of $1.9 million.

Net Cash Provided by/(Used in) Investing Activities

Net cash used in investing activities was $0.4 million for the six months ended June 30, 2008, compared to net cash used in investing activities of $0.2 million for the year ended December 31, 2007, $2.5 million for the year ended December 31, 2006 and $1.4 million for the year ended December 31, 2005. Cash provided by/(used in) investing activities reflects purchases of property and equipment, primarily for research and development, information technology, manufacturing operations, capital improvements to our facilities, use of cash to purchase investments, and the sales and maturities of these investments.

Our future capital equipment requirements depend on a number of factors, including the rate of market acceptance of our current and future products, the resources we devote to developing and supporting our products and our investments to address new markets.

Net Cash Provided by Financing Activities

For the six months ended June 30, 2008, net cash provided by financing activities was $2.5 million, which was primarily attributable to proceeds from loans and lines of credit of $3.5 million. These sources of net cash were partially offset by payments on loans and lines of credit of $1.0 million.

For the year ended December 31, 2007, net cash provided by financing activities was $16.4 million, which was primarily attributable to net proceeds received from the issuance of our Series E convertible preferred stock of $14.9 million, proceeds from loans and lines of credit of $5.5 million and proceeds from the exercise of stock options and warrants of $1.4 million. These sources of net cash were partially offset by payments on loans and lines of credit of $5.3 million.

For the year ended December 31, 2006, net cash provided by financing activities was $20.7 million, which was primarily attributable to net proceeds received from the issuance of our Series D convertible preferred stock of $21.6 million, proceeds from the exercise of stock options and warrants of $0.6 million and proceeds from loans and lines of credit of $1.0 million. These sources of net cash were partially offset by payments on loans and lines of credit of $2.6 million.

For the year ended December 31, 2005, net cash provided by financing activities was $5.1 million, which was primarily attributable to proceeds from the exercise of stock options and warrants of $0.3 million and proceeds from loans and lines of credit of $6.3 million. These sources of net cash were partially offset by payments on loans and lines of credit of $1.5 million.

Operating and Capital Expenditures

Our future cash requirements depend on numerous forward-looking factors. These factors include and are not limited to the following: the revenue generated by sales of our laser systems, consumable treatment tips and other new products; the costs associated with expanding our sales, marketing, distribution and manufacturing efforts; the costs of obtaining and maintaining FDA and other regulatory clearance of our products and products in development; the effects of competing technological and market developments; the costs associated with the expansion of our operations; and the number and timing of acquisitions and other strategic transactions.

We believe that our current loans and credit facilities, our current cash, cash equivalents and short-term investments and interest earned on cash, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, to date we have incurred net losses, negative cash flows from operations, and prior to giving effect to the net proceeds of this offering, have a net capital deficiency. We may need to raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms, if at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

Loans and Available Borrowings

Pinnacle Credit Facility

In April 2004, we entered into a Loan and Security Agreement, or the April 2004 Loan and Security Agreement, with Pinnacle Ventures, LLC, or Pinnacle, an investor in Reliant, which provided for a working capital line of credit in the amount of $6.0 million with an interest rate of 9.5% per annum. In April 2004, we drew $3.0 million on this line of credit. Of the remaining $3.0 million available on this line of credit, $1.5 million expired in 2004 and $1.5 million expired in 2005. In November 2005, we entered into an amendment to the April 2004 Loan and Security Agreement which provided for a new working capital line of credit in the amount of $6.0 million. We drew $3.0 million and $1.0 million on this additional line of credit in November 2005 and February 2006, respectively. The notes bear interest at 9.25% and 9.5% per annum, respectively. The remaining $2.0 million available on this line of credit expired on June 30, 2006. In August 2007, we entered into an amendment to the April 2004 Loan and Security Agreement which provided for an additional working capital line of credit in the amount of $5.0 million at an interest rate of prime plus 2.25% per annum, determined as of the drawing date. We drew $2.5 million in November 2007 and the remaining $2.5 million in February 2008. All notes are repayable in full within 36 months of each advance. Pinnacle has a lien second to Comerica Bank, as described below, on all of our assets excluding intellectual property. The April 2004 Loan and Security Agreement with Pinnacle contains affirmative and negative covenants, including prohibitions (except as permitted under the agreement) on creating or permitting to exist any lien with respect to our property or the property of our subsidiaries; creating, incurring or assuming any indebtedness; disposing of any part of our business or property or the business or property of our subsidiaries; acquiring or owning or making any investment in or to any person, partnership, corporation, joint stock company, limited liability company, association joint venture or other entity; paying any dividends or making any distributions of our equity securities; purchasing, redeeming, retiring, defeasing or otherwise acquiring for value any of our equity securities (other than pursuant to employee stock purchase plans and employee restricted stock agreements in an amount not to exceed $150,000); returning any capital to any holder of our equity securities; making any distribution of assets, equity securities, obligations or securities to any holder of our equity securities; setting apart any sum for any such purposes; provided however, we may declare dividends payable solely in common stock or may convert any of our convertible securities; entering into or permit to exist any material transaction with any affiliate, except for transactions that are in the ordinary course of business, upon fair and reasonable terms that are no less favorable to us or such subsidiary than would be obtained in an arms’ length transaction; and prepaying, redeeming, purchasing, defeasing or otherwise satisfying in any matter prior to the scheduled repayment thereof any indebtedness for borrowed money or any lease obligations. There are no financial covenants. In addition, the April 2004 Loan and Security Agreement contains customary events of default including the following: nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties in any material respect; cross default; bankruptcy; material judgments; invalidity of security documents; and maintenance of insurance.

In connection with the April 2004 transaction, we issued Pinnacle a warrant with a 10-year term to purchase 86,666 shares of Series B preferred stock with an exercise price of $4.50 per share. In connection with the November 2005 transaction, we issued Pinnacle another warrant with a 10-year term to purchase 66,666 shares of common stock with an exercise price of $9.00 per share. In connection with the August 2007 amendment, we issued Pinnacle warrants with 10-year terms to purchase up to 3,332 shares of common stock with an exercise price of $15.00 per share and up to 33,332 shares of Series E preferred stock with an exercise price of $15.00 per share. We are amortizing the $1.2 million fair value of the warrants to interest expense over the term of the associated debt using the effective interest method.

Comerica Bank Credit Facility

In August 2004, we entered into a Loan and Security Agreement, or the August 2004 Loan and Security Agreement, with Comerica Bank, or Comerica, which provided for a working capital line of credit in the amount of $2.0 million with interest at prime plus 1% per annum (8.75% as of September 30, 2007). In February 2005, we drew $2.0 million on this line of credit. In November 2005, we entered into an amendment to this August 2004 Loan and Security Agreement, or the November 2005 Amendment, which increased the working capital line of credit to $4.0 million and provided for a term loan in the amount of $1.0 million which bears interest at a rate of 2% above prime per annum (9.75% as of September 30, 2007) repayable in 36 monthly installments. We drew the $1.0 million on this term loan in November 2005. The August 2004 Loan and Security Agreement with Comerica contains affirmative, financial covenants and negative covenants, including prohibitions (except as permitted under the agreement) on creating or permitting to exist any lien with respect to our property or the property of our subsidiaries; creating, incurring or assuming any indebtedness; conveying, selling, leasing, transferring or otherwise disposing of any part of our business or property or the business or property of our subsidiaries; paying any dividends or making any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock, or permitting any of our subsidiaries to do so; merging or consolidating, or permitting any of our subsidiaries to merge or consolidate, with or into any other business organization, or acquiring, all of the capital stock or property of another person, partnership, corporation, joint stock company, limited liability company, association joint venture or other entity; acquiring or owing or making any investment in or to any person, partnership, corporation, joint stock company, limited liability company, association joint venture or other entity; entering into or permitting to exist any material transaction with any affiliate, except for transactions that are in the ordinary course of business, upon fair and reasonable terms that are no less favorable to us than would be obtained in an arms’ length transaction; and making payment in respect of any subordinated debt or permitting any of our subsidiaries to make any such payment except in compliance with the terms of such subordinated debt.

According to our financial covenants with Comerica, we must maintain at least $2.0 million in unrestricted cash with Comerica at all times and we must maintain an adjusted tangible net worth of at least $6.0 million plus 50% of the net proceeds of the sale of our equity securities after August 9, 2007. In addition, the August 2004 Loan and Security Agreement contains customary events of default including the following: nonpayment of principal, interest or other amounts; violation of covenants; material adverse effect; attachment; incorrectness of representations and warranties in any material respect; cross default; bankruptcy; and material judgments.

In October 2006, we entered into an additional amendment to the August 2004 Loan and Security Agreement which extended the working capital line of credit maturity date to October 24, 2007 and modified certain borrowing criteria financial covenants. The borrowing base under the revolving line of credit consists of 80% of eligible accounts receivable plus up to $1.5 million for inventory (inventory advances will be based on a formula of 40% of eligible inventory).

In August 2007, we entered into an additional amendment to the August 2004 Loan and Security Agreement which increased the working capital line of credit to $8.0 million, which bears interest at a rate of 1% above prime per annum (8.75% as of September 30, 2007), extended the credit maturity date to October 24, 2008, modified certain borrowing criteria and modified certain financial covenants. The borrowing base under the revolving line of credit consists of 80% of eligible accounts receivable plus up to 40% of eligible inventory. Interest is due monthly with principal due upon maturity. Comerica has a first priority blanket lien on all of our assets excluding intellectual property.

In June 2008, we entered into an additional amendment to the August 2004 Loan and Security Agreement which increased the interest rate by 1%, at a rate of 2% above prime per annum (7.00% as of June 30, 2008) and modified certain financial covenants. According to our modified financial covenants with Comerica, we are no longer required to keep the adjusted tangible net worth of $6.0 million plus 50% of the net proceeds of the sale of our equity securities after August 9, 2007. However, we must maintain unrestricted cash with Comerica at all times at least $2.0 million or all amount outstanding with respect to the term loan and all outstanding advances made with respect to the inventory portion of the borrowing base, whichever the biggest.

In connection with the August 2004 transaction, we issued Comerica a warrant with a 10-year term to purchase 7,500 shares of Series B preferred stock with an exercise price of $6.00 per share. In connection with the November 2005 transaction, we issued to Comerica an additional warrant with a 10-year term to purchase 4,444 shares of common stock with an exercise price of $9.00 per share. We are expensing the fair value of the warrants issued of $101,000 to interest expense over the term of the associated debt using the effective interest method.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during the periods presented.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On a periodic basis, we re-evaluate our estimates. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from these estimates.
Our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

We believe the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of financial statements and are critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

The Company’s principal sources of revenue are from the sale of its laser systems, consumable tips and extended service agreements. The Company’s revenue recognition policies are in accordance with the SEC’s Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force (“EITF”) 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The Company recognizes revenue when all of the four criteria have been met: (i) persuasive evidence of an arrangement exists such as a purchase order or a binding agreement; (ii) delivery of the product and/or services has occurred and risk of loss and title has transferred; (iii) the sale price and payment terms are fixed or determinable; and (iv) collectibility is reasonably assured.

Revenue from laser system sales sold to end users is recognized upon shipment when all other applicable revenue recognition criteria are met. Pricing of the systems is negotiated with individual customers based on guidelines provided by the Company and approved by appropriate levels of management. Customers do not have any rights of return related to the laser systems.

International distributor laser system revenue is recognized upon shipment to the Company’s international distributors and when all other applicable revenue recognition criteria are met. The Company has granted distribution rights to specific geographic territories to distributors. The pricing of laser systems to the distributors is guided by the terms and conditions of the Company’s distribution agreements and is generally set as a percentage discount off prices used in the United States. However, actual pricing is determined on a purchase order by purchase order basis for each sale. The distributors do not have any rights of return related to the Company’s laser systems. On occasion, the Company has shipped laser systems to distributors in countries in which regulatory clearance had not been received for the systems. The Company’s policy is to delay revenue recognition on such shipments until regulatory clearance is received.

Revenue from system upgrades performed by the Company is recognized upon shipment of the upgraded systems and when all other applicable revenue recognition criteria are met. Revenue from system upgrades performed by the Company’s international distributors is recognized upon shipment of the upgrade kits to the distributors and when all other revenue recognition criteria are met. There are no rights of return on system upgrades.

Revenue from the consumable disposable tips is recognized upon shipment. In the event of consumable tip failure, the Company provides a credit to customers for returned tips, to be used against future tip purchases. There are no other rights of return on the consumable tips. The Company records an allowance for estimated failures, and such allowances are adjusted periodically to reflect actual and anticipated experience.

Revenue from extended service agreements is recognized ratably over the extended warranty term. The costs associated with services are recognized as incurred. The unrecognized revenue portion of the extended warranty agreements billed is recorded as deferred revenue.

Certain agreements also include multiple deliverables or elements for products and/or services. Where sufficient evidence of fair value exists for all undelivered elements but does not exist for one or more delivered elements, the Company recognizes revenue from these agreements based on the residual method and when revenue recognition criteria are met. If sufficient evidence of fair value exists for all elements, revenue is recognized based on the relative fair value of the products and services and when revenue recognition criteria are met. Through June 30, 2008, there were no agreements for which the Company used the relative fair value method to allocate revenue. The determination of the fair value of the undelivered elements is based on a number of factors, including the amount charged to other customers for products or services, price lists, or other relevant information. If an undelivered element is essential to the functionality of the delivered element or required under the terms of the agreement to be delivered concurrently, the Company defers the revenue on the delivered element until that undelivered element is delivered. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements until the undelivered elements are fulfilled. We show any deferred revenue and deferred cost of revenues net on its balance sheet as deferred margin. Deferred margin was $62,000 as of June 30, 2008, $351,000 as of December 31, 2007, $247,000 as of December 31, 2006, and $909,000 as of December 31, 2005. The primary cause of the deferred margin has been a delay in the training required for domestic laser sales.

Where multiple agreements are executed with a single customer within a short period of time, the Company evaluates the agreements to determine if they should be combined and accounted for as one arrangement or as separate arrangements. Factors considered in this evaluation include the proximity of the arrangements and payment terms and interdependency of elements in the arrangements.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board Interpretation, or FIN, No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. We also complied with the disclosure provisions of

Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. In accordance with APB No. 25, stock-based compensation was calculated using the intrinsic value method and represents the difference, if any on the date of grant, between the per share market price of our stock and the per share exercise price. We recognized stock-based compensation related to difference between the deemed per share fair value and per share exercise price of $3.1 million in 2005 and $1.3 million in 2004.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, Share-Based Payment. Under SFAS No. 123R, stock-based awards, including stock options, are recorded at “fair value” as defined by SFAS No. 123 and SFAS No. 123R (see discussion below) as of the grant date and recognized to expense over the employee’s requisite “service period” as defined. We have elected to amortize the expense on a straight-line basis during the service period. Total employee stock based compensation of $2.9 million, $5.7 million, $2.9 million and $4.0 million was recorded during the years ended December 31, 2006 and 2007, and six months ended June 30, 2007 and 2008, respectively.

Amongst the allowed methodologies in SFAS No. 123 and SFAS No. 123(R) we chose to value the fair value for our employee stock options at the date of grant using the Black-Scholes valuation model. This model requires us to make assumptions regarding the following items:

•	risk free interest rates at the time of grant;

•	dividend yield of the stock;

•	weighted average expected life of the option;

•	volatility of the underlying stock price; and

•	price of a share of common stock at the time of grant.

Details of the computation are more fully described in the notes to our consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

Estimates of stock-based compensation expenses are significant to our consolidated financial statements. Each of these assumptions are highly subjective. They represent our best estimates and involve inherent uncertainties and the application of management’s judgment. We discuss each of these assumptions below.

Risk Free Interest Rate. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury Constant Maturity rate in effect at the time of grant.

Dividend Yield. We have never paid a dividend and do not anticipate paying dividends in the future. We therefore assumed the dividend yield of the underlying common stock to be zero.

Weighted Average Expected Life of the Option. We estimated the expected life of our options giving consideration to historical exercises, post vesting cancellations and forfeitures and the option’s contractual term. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Volatility of Underlying Stock. Since our shares have not traded on a stock exchange we had no verifiable, objective evidence of stock price volatility and we therefore had to make estimates. Per SFAS No. 123R, our computation of expected volatility of the underlying common shares is based on an average of the historical volatility of a peer-group of similar publicly traded companies.

Fair Value of Common Stock at Time of Option Grant. Because our shares have not traded on a stock exchange we had no verifiable, objective evidence of the value of our common stock. In order to determine the value of a share of common stock at the time of option grants, we have historically used two methodologies.

Prior to March 2006, the value of our common stock was determined by our board of directors in good faith after due consideration of all relevant factors, including the issuance price of our series of preferred shares to third parties; recent third-party transactions with respect to our common stock; our revenue backlog and financial performance; trends in the market for public companies involved in similar lines of business; and the board’s understanding of the value of the liquidation preference and other rights of the preferred shares, and the fact that the options were granted to purchase an illiquid security of a private company.

From March 2006 until today, the board of directors has determined the value of our common stock using the same factors as above, but has also considered in its determination additional valuation studies based on various generally accepted valuation methods as outlined in the AICPA’s Practice Aid Valuation of Privately-Held Company Equity Securities Issued as Compensation. We applied the market and income approaches to valuation as set forth in the practice aid and analyzed the value of our securities based on three potential scenarios: a public offering, a sale or merger, and remaining a private company.

In 2004, Section 409A was added to the Internal Revenue Code pursuant to the American Jobs Creation Act of 2004, which affected a wide variety of deferred compensation programs including certain stock options. In 2005, proposed regulations were issued, describing the effect of Section 409A on stock options. As noted above, prior to March 2006, our board of directors determined the fair value of our common stock in good faith. In light of the subsequent Section 409A regulations, we retrospectively analyzed the valuations done by our board of directors prior to March 2006.

For purposes of complying with Section 409A and SFAS No. 123R, we retrospectively analyzed the historical valuations from February 2004 forward at each date upon which there were either significant changes in the business and/or significant numbers of options granted. We released the original Fraxel machine from research and development to manufacturing in February 2004 and therefore we selected this date for the first retrospective valuation.

As a result of these valuations, we determined that the options issued from March 2004 through February 2006 had exercise prices lower than a valuation determined by IRS-approved valuation methodology retrospectively conducted by us. As a result, such options could have unfortunate tax consequences under Section 409A to the optionees. Accordingly, we offered our employees (and non-employees) who were granted options and warrants from March 31, 2004 to February 3, 2006, the ability to amend the terms of their options and warrants to make them exempt from Section 409A or make them comply with the requirements of Section 409A. Pursuant to the applicable Section 409A guidance, our employees were offered the choice of either leaving their options alone, increasing the exercise prices of the options to values retrospectively determined by the IRS-approved methodology, or amending the exercise period. Based on the employee’s (or non-employee’s) election, 848,857 options and 468,027 warrants to purchase our common stock were amended from original exercise prices ranging from $1.50 to $9.00 per share to exercise prices ranging between $4.20 and $13.71 per share. Some employees and non-employees elected to have their exercise periods reduced by six years on average so that such options and warrants are generally exercisable only in the calendar year following the year in which a portion vests. No other terms of the option grants or warrants were modified. The transactions were deemed to be modifications under SFAS No. 123R, but because the final exercise prices were higher than originally offered, or the final exercise periods were shorter than under the original grants, there were no incremental stock-based compensation expenses as a result of these amendments.

We have some stock options whose vesting is dependent upon the achievement of certain performance milestones. Under SFAS No. 123R, we are required to recognize stock-based compensation expenses relating to stock options with acceleration of vesting dependent upon the achievement of milestones, based on our evaluation of the probability of achievement of each respective milestone and the related estimated date of achievement.

The guidance in SFAS No. 123R is relatively new, and best practices are not well-established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the application of SFAS No. 123R in future periods, or if we decide to use a different valuation model, the compensation expense that we record in the future under SFAS No. 123R may differ significantly from what we have recorded in the current period and could materially affect our operating loss, net loss and net loss per share.

In February 2008, the Company reassessed the fair value of its common stock and the exercise prices of stock options granted to employees and certain non-employees, and approved the modification of the exercise prices of all outstanding stock options held by these employees and non-employees to the then-current common stock fair value. No other terms of the option grants were modified. These amendments, which affected 1,370,164 stock options, were deemed to be modifications under SFAS No. 123R and $0.6 million of incremental stock based compensation expense was recognized on the modification date for vested stock options affected. An estimated $1.2 million of additional incremental stock-based compensation expense would be recognized through 2011 as the remaining stock options vest.

In June 2008, the Company again reassessed the fair value of its common stock and the exercise prices of stock options granted to employees and certain non-employees, and approved the modification of the exercise prices of all outstanding stock options held by these employees and non-employees to the then-current common stock fair value. No other terms of the option grants were modified. These amendments, which affected 1,448,710 stock options, were deemed to be modifications under SFAS No. 123R and $0.4 million of incremental stock based compensation expense was recognized on the modification date for vested stock options affected. An estimated $0.4 million of additional incremental stock-based compensation expense would be recognized through 2012 as the remaining stock options vest.

Common Stock Options and Warrants Granted to Non-Employees

We account for equity instruments issued to non-employees in accordance with the provisions of EITF No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair-value approach. We believe that the fair value of the stock options is more readily measurable than the services rendered. The equity instruments, consisting of stock options and warrants granted to consultants, are valued using the Black-Scholes valuation model using the same methodology as used in employee stock options described above. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received.

Preferred Stock Warrant Liability

Effective July 1, 2005, we adopted the provisions of Financial Accounting Standards Board Staff Position, or FSP, No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. Therefore, under SFAS No. 150, the freestanding warrants that are related to the purchase of our redeemable convertible preferred stock are liabilities that should be recorded at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income (expense), net. Prior to July 1, 2005, we accounted for warrants for the purchase of preferred stock under EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Upon adoption of FSP No. 150-5, we reclassified the fair value of warrants to purchase shares of our redeemable convertible preferred stock from equity to a liability and recorded a cumulative effect charge of approximately $5.5 million for the change in accounting principle. We recorded approximately ($207,000),

$528,000 and $6.7 million, ($734,000) and $651,000 of other income (expense) for the change in fair value in the second half of 2005, years ended December 31, 2006, and 2007, and six months ended June 30, 2007 and 2008, respectively.

The fair value of the warrants was determined using the Black-Scholes methodology as described in employee stock options section above.

We will continue to adjust the liability for changes in fair value until the earlier of the exercise of the warrants to purchase shares of redeemable convertible preferred stock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders’ equity (deficit).

The pro forma effect of the adoption of FSP No. 150-5 on our results of operations for 2004 and 2005, if applied retroactively, assuming FSP No. 150-5 had been adopted in these years, is an increase in net loss of $3.7 million and $1.9 million, respectively.

Product Warranty Reserve

The Company typically provides a one-year warranty on its systems. The Company maintains a product warranty reserve based on product sales to cover anticipated warranty costs related to products sold based upon historical costs and its sales agreements. Such reserve is included in Accrued Liabilities in the accompanying balance sheets. The Company regularly compares its reserves as determined by management to actual costs incurred, and adjusts its reserves if necessary. The Company has recorded the following activity in its warranty reserve (in thousands):

	Year ended December 31,		Six months ended June 30, 2008
	2006	2007
Balance at the beginning of the period	$168	$278	$369
Provision for warranty liability for sales made during the period, charged to cost of revenues	1,121	1,832	481
Utilized during the period	(1,011)	(1,741)	(548)

Balance at the end of the period	$278	$369	$302

Inventories

Inventories are valued at the lower of cost or market, determined by the FIFO method. We regularly review our inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on our historical demand and assumptions about future needs for our products, repair needs and market conditions. The write-off is measured as the difference between carrying value of the inventory and net realizable value and is charged to cost of revenues.

Income Taxes

We utilize the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

At December 31, 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $59 million which expire beginning in 2022 if not utilized. The Company also has state net operating loss carryforwards of approximately $54 million which will expire beginning in 2011.

The Company also has federal research and development tax credits of $1.4 million which begin to expire in 2008. It also has state research and development tax credits of $1.5 million which have no expiration date.

Utilization of certain net operating losses and research and development credit carryforwards are subject to an annual limitation due to ownership changes that have occurred previously under Section 382 and 383 of the Internal Revenue Code of 1986, as well as similar state provisions. These ownership changes limit the amount of net operating losses and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, as of December 31, 2007, the net deferred tax assets have been fully offset by a valuation allowance.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by us effective January 1, 2008. We do not expect the adoption of SFAS No. 157 to have any impact on its results of operations, financial position, or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have any impact on its results of operations, financial position, or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Foreign currency exchange rate risk. To date, all of our sales have been in U.S. dollars. Accordingly, we believe that there is currently no material exposure to risk from changes in foreign currency exchange rates.

Interest rate risk. Our exposure to interest rate risk at June 30, 2008 is related to our investment of our excess cash and cash equivalents in debt instruments of the U.S. government and its agencies, in high-quality corporate issuers, via a large money market fund. This fund maintains an average investment maturity of 90 days or less. Due to the short-term nature of these investments, we believe that there is currently no material exposure to interest rate risk arising from our investments.

Inflation risk. We do not believe that inflation has had a material effect on our business, financial condition or results of operations during the periods presented, and we do not anticipate that it will have a material adverse effect in the future.

MANAGEMENT

Once the transaction closes, the combined Thermage, Inc. will be lead by Stephen J. Fanning who will serve as Chairman, President and Chief Executive Officer (CEO). Jack Glenn, currently Chief Financial Officer (CFO) of Thermage, will serve as the CFO of the combined company. Leonard DeBenedictis, Ph.D., currently EVP and Chief Technology Officer (CTO) of Reliant, will serve as CTO of the combined company. Clint Carnell, currently Chief Operating Officer (COO) of Thermage will serve as COO of the combined company.

The board of directors of the combined company will be comprised of the six current Thermage directors plus three directors selected by Reliant’s current board of directors.

Current Board of Directors and Executive Officers of Thermage

Board of Directors and Committee Composition

Our authorized number of directors is nine. Our board of directors is divided into three classes, each with staggered three-year terms expiring at the annual meeting of stockholders for the year specified below. Our board has three standing committees: (1) Nominating and Governance, (2) Compensation, and (3) Audit.

Name	Age	Current Term Expires	Nominating and Governance Committee	Compensation Committee	Audit Committee
Employee Director:
Stephen J. Fanning	56	2010

Non-Employee Directors:
Harold L. Covert	61	2010	Member		Chair
Edward W. Knowlton, M.D.	60	2011
Cathy L. McCarthy	60	2009		Member	Member
Marti Morfitt	50	2010	Chair	Member
Mark M. Sieczkarek	53	2009		Chair	Member

Number of Meetings in Fiscal 2007			2	4	8

Stephen J. Fanning. Mr. Fanning has been our President and Chief Executive Officer since January 2005 and Chairman of the board of directors since July 2006. From August 2001 to January 2005, Mr. Fanning served as the President and Chief Executive Officer of Ocular Sciences, a manufacturer and distributor of disposable contact lenses. Previously, Mr. Fanning served in various senior executive positions at Johnson & Johnson for over 25 years. Mr. Fanning currently serves as a director of a privately held company that develops medical devices outside of the aesthetics market. Mr. Fanning received his B.S. degree from Philadelphia University.

Harold L. Covert. Mr. Covert has been a director since July 2007. From October 2007 to present, Mr. Covert has served as Chief Financial Officer of Silicon Image, Inc., a leader in the secure distribution, presentation and storage of high-definition content. From October 2005 to October 2007, Mr. Covert served as Chief Financial Officer of Openwave Systems, a provider of software solutions for the communications and media industries. From December 2003 to September 2005, Mr. Covert served as Chief Financial Officer of Fortinet, a network security company. From July 2001 to October 2003, Mr. Covert served as Chief Financial Officer of Extreme Networks, a network infrastructure equipment provider. Mr. Covert currently serves as a director of JDS Uniphase, a networking equipment manufacturer, and Harmonic, a leading provider of video delivery solutions to cable, satellite, telco, terrestrial and wireless operators around the world. Mr. Covert received his B.S. degree from Lake Erie College and his M.B.A. from Cleveland State University. Mr. Covert is a Certified Public Accountant.

Edward W. Knowlton, M.D. Dr. Knowlton is our founder and has been a director since January 1996. From August 2004 to the present, Dr. Knowlton has been retired from the practice of medicine, and has focused on developing medical technologies and consulting for us. From November 1978 to August 2004, Dr. Knowlton served as the President of Edward W. Knowlton, M.D. Inc., a private practice in plastic surgery. He founded the Danville Ambulatory Surgery Center, an outpatient center for plastic surgery, in 1983. Dr. Knowlton received his M.D. from Washington University.

Cathy L. McCarthy. Ms. McCarthy has been a director since July 2007. Ms. McCarthy is President & Chief Executive Officer of SM&A, a provider of business capture and post-award risk mitigation services. Since 2000, Ms. McCarthy has served in various senior executive positions at SM&A, including Executive Vice President, Chief Financial Officer, Corporate Secretary and from 2005 to mid- 2007, Ms. McCarthy served as its President and Chief Operating Officer. Ms. McCarthy currently serves as a director of Operation Homefront, a charitable organization and the Orange County Advisory Board of City National Bank. Ms. McCarthy attended Robert Morris College and the University of Wisconsin at Madison.

Marti Morfitt. Ms. Morfitt has been a director since July 2007. From March 1998 to March 2007, Ms. Morfitt was the President and a director of CNS, a manufacturer and marketer of consumer healthcare products. From 1998 until June 2001 she served as CNS’s President and Chief Operating Officer, and from June 2001 until March 2007 as its President and Chief Executive Officer. Prior to CNS, Ms. Morfitt spent 16 years with The Pillsbury Company, a consumer food products company. Ms. Morfitt currently serves as a director of Graco, a manufacturer of fluid handling systems. Ms. Morfitt received her H.B.A. from the University of Western Ontario and her M.B.A. from York University in Toronto.

Mark M. Sieczkarek. Mr. Sieczkarek has been a director since July 2006. From April 2003 to the present, Mr. Sieczkarek has served as the President and Chief Executive Officer and director of Conceptus, a medical device company. From 1995 to January 2003, Mr. Sieczkarek served in various senior executive positions at Bausch & Lomb, an eye care company, including as President of the Americas, President of Europe, Middle East and Africa, Vice President of Finance and Information Management and Technology of Bausch & Lomb Surgical, Vice President of Corporate Development of Bausch & Lomb Surgical, and Vice President and Controller of North American Vision Care. Previously, he served as the Vice President and Chief Financial Officer of KOS Pharmaceuticals. Mr. Sieczkarek currently serves as a director of the Medical Device Manufacturers Association, a national trade association that represents independent manufacturers of medical devices, diagnostic products and healthcare information systems. Mr. Sieczkarek received his B.S. degree from the State University of New York at Buffalo and his M.B.A. from Canisius College.

Director Compensation

Effective after our initial public offering in November 2006, each of our non-employee directors received, for his or her service on the board, $1,500 per meeting attended. Each of our non-employee director who serves on our audit committee or compensation committee also receives, for his or her service on such committee, $500 per meeting attended. In January 2008, our board adjusted the amounts payable to non-employee directors for service and attendance at board meetings. Specifically, each non-employee director was due to receive a $20,000 annual retainer, to be paid quarterly for general service as a director and $1,500 per meeting for attendance in person or $500 for participation via telephone.

In addition, in 2007, the chairpersons of our audit committee, compensation committee, and nominating and governance committee received $10,000, $5,000, and $5,000 respectively, in consideration for their services in these respective roles during the year. In February 2007, our board adjusted the amounts payable to the chairpersons of our audit committee and compensation committee to $20,000 and $15,000 respectively.

Beginning in 2008, the chairpersons of our audit committee, compensation committee, and nominating and governance committee were due to receive an annual retainer of $15,000, $9,000 and $3,000, respectively, with each amount to be paid on a quarterly basis, in consideration for their services in these roles. In addition, each chairperson was due to receive $500 for attendance at each committee meeting. Further, non-employee director members of our audit committee, compensation committee, and nominating and governance committee were due to receive an annual retainer of $5,000, $4,000 and $2,000, respectively, with each amount to be paid on a quarterly basis. In addition, each non-employee director committee member was due to receive $500 for attendance at each committee meeting.

Directors may be reimbursed for expenses incurred in connection with their attendance at board of directors and committee meetings.

In the past, we granted directors options to purchase our common stock pursuant to the terms of our 1997 Stock Option Plan. We now provide for the automatic grant of non-statutory options to our non-employee directors under our 2006 Equity Incentive Plan. Each non-employee director first appointed to the board of directors subsequent to our November 2006 initial public offering received an initial option to purchase 20,000 shares upon such appointment. We adjusted the initial option grant amount to 25,000 shares upon appointment to the board effective April 2008. These options will vest ratably as to 1/36th of the shares subject to the option each month, subject to the director’s continued service on each relevant vesting date. In addition, in 2007, non-employee directors who had been directors for at least six months received an option to purchase 10,000 shares immediately following the annual meeting of our stockholders. We adjusted the annual option grant amount to 12,500 shares effective April 2008 to be issued immediately following each annual meeting of our stockholders. These options will vest ratably as to 1/12th of the shares subject to the option each month, subject to the director’s continued service on each relevant vesting date. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to the fair market value on the date of grant.

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2007.

Name	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation		Total
Harold L. Covert	$17,500	$12,595	—		$30,095
Edward W. Knowlton, M.D.	9,500	52,916	$75,000	(2)	137,416
Cathy L. McCarthy	7,500	12,595	—		20,095
Marti Morfitt	8,500	12,595	—		20,095
Mark M. Sieczkarek	23,000	62,499	—		85,499

Former Directors
Robert F. Byrnes	5,000	14,884	—		19,884
Samuel D. Colella	14,500	17,530	—		32,030
Joseph M. DeVivo	8,000	22,028	—		30,028
Kenneth Ludlum	17,500	17,530	—		35,030

(1)	Amounts represent the dollar amount of compensation expense recorded in our income statement for the 2007 fiscal year in accordance with FAS 123R. Amounts include compensation expense recognized with respect to awards granted in previous fiscal years, as well as those granted, if any, in the 2007 fiscal year. Page 78 of our Form 10-K filed March 14, 2008 describes the assumptions made in the valuation of our options under FAS 123R.
(2)	Amount represents consulting fees earned under a consulting agreement with Dr. Knowlton.

During fiscal 2007, our non-employee directors were issued options to purchase shares of our common stock as set forth in the following table.

Name	Grant Date	Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards(1)
Harold L. Covert	7/11/2007	20,000	$8.90	$81,246
Edward W. Knowlton, M.D.	7/11/2007	10,000	8.90	40,623
Cathy L. McCarthy	7/11/2007	20,000	8.90	81,246
Marti Morfitt	7/11/2007	20,000	8.90	81,246
Mark M. Sieczkarek	7/11/2007	10,000	8.90	40,623

(1)	Amounts represent the dollar amount of compensation cost recognized over the requisite service period, in accordance with FAS 123R, which include both the amounts recorded as compensation expense in our income statement for the 2007 fiscal year as well as amounts to be recognized in future requisite service periods.

Aggregate number of option awards outstanding (both exercisable and unexercisable) for each of our directors at fiscal year-end are set forth in the following table.

Name	Number of Option Awards Outstanding
Harold L. Covert	20,000
Edward W. Knowlton, M.D.	60,000
Cathy L. McCarthy	20,000
Marti Morfitt	20,000
Mark M. Sieczkarek	32,798

Director Independence

Our board of directors has determined that directors Harold L. Covert, Cathy L. McCarthy, Marti Morfitt, Mark M. Sieczkarek, and Edward W. Knowlton, M.D. are each independent within the meaning of applicable NASDAQ rules. Mr. Fanning is not considered to be independent.

Our compensation committee is currently chaired by Mr. Sieczkarek and also includes Mc. McCarthy and Ms. Morfitt, each of whom is independent within the meaning of applicable SEC and NASDAQ rules.

Our nominating and governance committee is currently chaired by Ms. Morfitt and also includes Mr. Covert. Ms. Morfitt and Mr. Covert are independent within the meaning of applicable SEC and NASDAQ rules.

In determining the independence of Edward W. Knowlton, M.D., our board of directors took into consideration our consulting agreement with Edward W. Knowlton, M.D. to obtain consulting services related to the development of our ThermaCool system. Pursuant to the consulting agreement, Dr. Knowlton provides approximately six days of consulting services per month at a rate of $6,250 per month for an indefinite term. The consulting agreement is terminable by either party upon a one-year written notice.

Executive Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers. The following table sets forth certain information concerning our executive officers and directors, as of June 30, 2008:

Name	Age	Position
Stephen J. Fanning	56	President, Chief Executive Officer and Chairman of the board of directors
John F. Glenn	46	Chief Financial Officer
Clint Carnell	38	Chief Operating Officer
William Brodie	44	Vice President, U.S. Sales
H. Daniel Ferrari	49	Vice President, Business and Financial Planning
Douglas W. Heigel	47	Vice President, Operations
Cherry Hu	50	Vice President, Principal Accounting Officer and Corporate Controller
Sherree L. Lucas	51	Vice President, Marketing
Dragan D. Nebrigic	45	Vice President, Research & Development
Sharon Thompson	50	Vice President, Quality and Regulatory Affairs
Gary L. Wilson	54	Vice President, International Sales

Further information with respect to Stephen J. Fanning is provided above under “Board of Directors and Committee Composition.”

John F. Glenn. Mr. Glenn has been our Chief Financial Officer since January 2008. From October 2004 to September 2007, Mr. Glenn served as Chief Financial Officer, Vice President of Finance, Treasurer and Secretary of Cholestech, a provider of diagnostic tools and information for the risk assessment and therapeutic monitoring of heart disease and inflammatory disorders. From 1990 to January 2004, Mr. Glenn served as the Chief Financial Officer and Vice President of Finance for Invivo, a medical device company. Mr. Glenn received his B.S. in Business Administration from the University of Nevada and M.B.A. from Santa Clara University.

Clint Carnell. Mr. Carnell has been our Chief Operating Officer since January 2008. From September 2005 to January 2008, Mr. Carnell served as our Vice President, U.S. Sales. Prior to joining Thermage, Mr. Carnell served in various sales and management positions with Bausch & Lomb including Vice President of US Surgical Sales from 2002 to 2005. Previously, Mr. Carnell was the founder, Co-Managing Partner and Board Member of Charleston Renal Care, a provider of dialysis services. He also held positions in other medical device companies including Johnson & Johnson, Chiron and Gambro Healthcare. Mr. Carnell received his B.A. degree from Duke University.

William Brodie. Mr. Brodie has been our Vice President, Domestic Sales since January 2008. From February 2006 to January 2008, Mr. Brodie served as our Director of Sales, Eastern U.S. From September 1998 to February 2006, Mr. Brodie served as served as Vice President of Sales and Field Operations and held various sales management positions with Benco Dental, a company specializing in dental office equipment sales, office design and supply management. Mr. Brodie received his B.S. degree from Rollins College and M.S. in Management from Georgia Institute of Technology.

H. Daniel Ferrari. Mr. Ferrari has been our Vice President, Business & Financial Planning since January 2008. From November 2004 to January 2008, Mr. Ferrari served as our Senior Director of Finance. From April 2004 to November 2004, Mr. Ferrari was a consultant for the Company. From September 2001 to March 2004, Mr. Ferrari served as Vice President, Corporate Controller of Critical Path, Inc., a publicly held enterprise software and hosted messaging company. Mr. Ferrari received his B.S. degree in Commerce and M.B.A. from Santa Clara University.

Douglas W. Heigel. Mr. Heigel has been our Vice President, Operations since July 2003. From May 2002 to July 2003, he served as our Senior Director, Operations. From October 1995 to February 2002, Mr. Heigel

worked for Argonaut Technologies, a biotech company, first as their Director of Manufacturing and then as Vice President, Manufacturing. In 1995 Mr. Heigel was Director of Manufacturing for Biomolecular Technologies, an early state biotech company. From 1988 to 1995, Mr. Heigel held engineering and operations management positions with Microsensor Technology, a measurement instrumentation company. Mr. Heigel received his B.S. degree from Oregon State University.

Cherry Hu. Ms. Hu has been our Vice President, Principal Accounting Officer and Corporate Controller since January 2008. From July 2006 to January 2008, Ms. Hu served as our Corporate Controller. From October 2003 to January 2006, she was Corporate Controller at Fortinet, a privately held network security company. Prior to Fortinet, Ms. Hu spent 16 years with 3Com, a global high tech company, in a variety of financial management positions, most recently as Controller of the Connectivity Business Unit. Ms. Hu began her career at Deloitte Haskins and Sells. She received her Bachelor of Music degree from College of Notre Dame and M.B.A. from California State University, Hayward. Ms. Hu is a Certified Public Accountant in the state of California.

Sherree L. Lucas. Ms. Lucas has been our Vice President, Marketing since February 2005. From September 2002 to February 2005, Ms. Lucas served as Marketing Director at Ocular Sciences. From January 2000 to August 2002, she served as Marketing Consultant at Lucas Consulting. Previously, she served various marketing roles for seven years at Gillette. Ms. Lucas received her B.A. degree from Marshall University and her M.B.A. from New York University.

Dragan D. Nebrigic, Ph.D. Dr. Nebrigic has been our Vice President, Research & Development since June 2008. From August 2007 to June 2008, Dr. Nebrigic served as our Senior Director, Advanced Technologies. Prior to joining Thermage, Dr. Nebrigic served as Senior Director, Global Advanced Technologies and Intellectual Property with Maxwell Technologies, a leading developer and manufacturer of innovative, cost-effective energy storage and power delivery solutions, from July 2005 to December 2006. From June 2004 to July 2005, Dr. Nebrigic served as Executive Director, Engineering and Advanced Technologies with the American Technology, a company specializing in the design, development and commercialization of sound technologies and acoustic products. Dr. Nebrigic received his B.S. degree from the University of Belgrade, Serbia, and Ph.D. from the University of Cincinnati. He also holds an adjunct Professor position of Electrical Engineering with the University of Cincinnati.

Sharon Thompson. Ms. Thompson has been our Vice President, Quality and Regulatory Affairs since January 2008. From June 2004 to August 2007, Ms. Thompson was the World Wide Executive Director of Regulatory Affairs at LifeScan, a diabetes management company. From November 2001 to June 2004, she was the Executive Director of Quality and Regulatory Compliance for Biosense Webster, a developer and manufacturer of electrophysiology diagnostic and therapeutic devices. Both LifeScan and Biosense Webster are Johnson & Johnson operating companies. Ms. Thompson received her B.S. degree in Biology at the State University of New York at Albany and continued her graduate studies at St. Andrews University in Scotland.

Gary L. Wilson. Mr. Wilson has been our Vice President, International Sales since November 2003. From May 2001 to July 2003, he served as Vice President, Worldwide Sales and Marketing of Cardima, a medical device company. From February 1996 to October 2000, Mr. Wilson served as Vice President, Worldwide Sales and Marketing of Endosonics, a medical device company. Prior to that, he was Director, Asia Pacific Sales of Advance Technology laboratories. Mr. Wilson began his medical industry career with General Electric Medical Systems. Mr. Wilson received his B.S. degree in Electrical Engineering from the University of California, Santa Barbara and his M.B.A. in International Business from National University.

Executive Compensation Relating to Thermage

Compensation Discussion and Analysis

Overview

The primary objectives of our compensation programs are to:

•	attract and retain the top echelon of performers;

•	establish a direct link between sustained performance and individual rewards;

•	create long-term value; and

•	provide ownership opportunity to all employees.

We seek to foster a performance-oriented culture, where individual performance is aligned with organizational objectives. Company performance is the primary measure of success upon which we structure our compensation. We evaluate and reward our executive officers based on their contribution to the achievement of short and longer term goals. Individual and departmental performance is factored into salary increase decisions and stock option (long term incentive) awards.

Executive compensation is reviewed annually, and adjustments are made to reflect performance-based factors, as well as competitive conditions.

Role of Our Compensation Committee

The Compensation Committee, together with our board, establishes compensation for our Chief Executive Officer and our other executive officers and administers the 2006 Equity Incentive Plan, the 2006 Employee Stock Purchase Plan, and the 1997 Stock Plan. The Compensation Committee has a written charter, which was adopted by our board in August 2006. A copy of this charter is available on our website at http://www.thermage.com.

Our Compensation Committee is appointed by our board, and is comprised of Cathy L. McCarthy, Marti Morfitt, and Mark Sieczkarek. The purpose of our Compensation Committee is to:

•	discharge the board’s responsibilities relating to compensation of our executive officers;

•	administer our stock option plans, stock purchase plans, restricted stock plans and any other equity incentive plans we adopt; and

•	provide disinterested administration of any employee benefit plans in which our executive officers are eligible to participate.

Our Compensation Committee assumes primary responsibility for the annual compensation review process. In 2007 and for 2008, our Compensation Committee engaged, Compensia, a third-party compensation consulting group to assist us in defining our compensation guiding principles and assess the competitiveness of our pay programs. Our Compensation Committee has actively worked with the consultant to produce a report for the Committee’s consideration. In the future, we may decide not to hire a compensation consultant each year, if we believe that the prior report we obtained, along with publicly-available data from our industry peer group, is sufficient to allow us to make informed decisions with regard to executive compensation matters. Our compensation consultant performs a peer group analysis, reviewing executive compensation arrangements primarily of other publicly-traded medical device companies.

In developing its recommendations for annual compensation packages for executive employees, our Compensation Committee worked with Compensia to gather market data and identify an appropriate peer group of public companies. The members of the peer group include Biolase Technology, Candela, Cepheid, Conceptus, Cutera, Cyberonics, Cynosure, Iridex, Micrus Endovascular, Palomar Medical Technologies, STAAR Surgical,

VNUS Medical Technologies and Volcano. Our Compensation Committee used this data along with published survey data in developing its recommendations for annual compensation for our executive officers.

Because bonus targets are driven by financial goals, as to which management has greater insight than the board or the Compensation Committee, the Compensation Committee has directed management to recommend appropriate targets.

Compensation Components

Compensation for our executive officers is broken out into the following components:

Cash Compensation. Cash compensation consists of base salary and annual bonus potential. Our compensation consultant assists us in analyzing peer companies to guide our determination of appropriate cash compensation. Our cash compensation goals for our executive officers are based upon the following principles:

•	Ensuring that our short-term incentive program is consistent with our compensation philosophy;

•	Payouts should be based primarily on company financial performance, rather than individual performance;

•	With improved company performance, pay will move toward targeted positioning; and

•	Ensuring that individual target incentive opportunities align target total cash compensation levels with desired positioning (e.g., at the market 50th to 60th percentile).

Base Salary and Total Target Cash Compensation. In 2007, our goal was to set base salary at the 50th to 60th percentile of our peer group and total target cash compensation at or above the 60th percentile of our peer group. We found that our base salaries, on average, were 110% of the median of the total peer group, but varied on an individual basis. As a result, we determined that there was no need for across-the-board market-based adjustments, but that individual adjustments would be based on performance and contribution. For 2008, our Compensation Committee accepted management’s recommended salary merit increases for executive employees other than the CEO, averaging 5%. The Committee determined to also increase the CEO’s salary by 6%.

Discretionary Bonus Program. In addition to base salary compensation, we have a bonus plan covering all full-time regular employees, including the executive officers (except for certain of our employees in manufacturing who are under a monthly bonus plan and our sales representatives who are under a sales compensation plan) pursuant to which cash bonus payments and equity awards may be made. Bonuses are calculated based upon actual achievement of pre-established goals.

For 2007, our board of directors determined that the calculation would be based exclusively on achievement of corporate operating performance, rather than on a mix of both corporate and individual achievement. In our 2007 compensation survey, we found that our target bonus opportunities approximate the market 50th percentile for most executives, resulting in target total cash compensation at the market 60th percentile. To ensure that individual target incentive opportunities aligned target total cash compensation levels with desired positioning, we set our executive officer target incentives as follows: CEO: 75% of salary; all other executives: 40% of salary. Based upon actual achievement of targets, our Compensation Committee determined that 85% of the target payout would be paid in cash to each executive for 2007. In determining the payout level, our Compensation Committee considered three principal factors of corporate operating performance including revenue, gross margin and operating margin. Our Compensation Committee has discretion as to the relative weight of each of the factors. The committee determined that we had met or exceeded our targets for gross margin and operating margin, but did not meet our revenue target. Per its discretion, our Compensation Committee accorded increased weight to the achievement of the gross margin and operating margin targets in determining the 2007 bonus payout.

For 2008, our Compensation Committee approved a bonus plan covering all full-time regular employees, including the executive officers (except for certain of our employees in manufacturing who are under a monthly bonus plan and our sales representatives who are under a sales compensation plan). Our Compensation Committee may modify, amend, revoke or suspend the 2008 bonus plan at any time in its sole discretion. The target bonus for our CEO is 80% of his base salary, and for each other executive officer, 40% of his or her respective base salary. The actual bonuses payable for fiscal year 2008, if any, will vary depending on the extent to which our actual financial performance meets, exceeds, or falls short of the financial goals approved by the Compensation Committee. If our actual performance exceeds the goals approved by the Committee, the actual bonus payable may be up to 150% of the target bonus.

Long-Term Incentive Program. We believe that long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards. All employees are eligible to participate in some form of equity program. Our equity compensation goals for our executive officers are based upon the following principals:

•	Stockholder and executive interests should be aligned;

•	The program should be structured to provide meaningful retention incentives to participants; and

•	Actual awards should be tailored to reflect individual performance and attraction/retention goals.

Under our 2006 Equity Incentive Plan, we are permitted to grant stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock-based awards. Under our 2006 Equity Incentive Plan, we issue options to our officers, directors and employees to purchase shares of our common stock at an exercise price equal to the fair market value of such stock on the date of grant. The date of grant for our executives is typically the date of a regularly scheduled board meeting, of which we have four per year. We have no program, plan or practice to select option grant dates (or set board meeting dates) to correspond with the release of material non-public information. We also have a 2006 Employee Stock Purchase Plan that provides employees with the opportunity to purchase shares of our common stock.

Our practice was to make annual equity grants to our executives. Our target goal was to set our long term incentive compensation at or above the median of our peer group. In determining 2007 equity grants for executives, we considered market competitive data, retention power of unvested equity, total potential ownership levels and individual performance. In 2008, the Compensation Committee generally awarded grants to our executive officers that approximated the 50th percentile of our peer group. We also took into consideration the use of equity awards as a means of rewarding achievement and as a means of retention, especially for our officers who were mostly vested in their prior awards.

Benefits. We provide the following benefits to our senior executives generally on the same basis as the benefits provided to all employees:

•	Health, vision and dental insurance;

•	Life insurance;

•	Short-and long-term disability;

•	401(k) plan;

•	Employee assistance plan; and

•	Flexible spending plan.

We believe that these benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Summary Compensation Table

The following table sets forth summary compensation information for the years ended December 31, 2007 and December 31, 2006 for our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this proxy statement/prospectus/information statement. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)		Non-Equity Incentive Plan Compensation(3)	All Other Compensation		Total
Stephen J. Fanning	2007	$416,325	—	$146,246	$630,809		$271,001	$—		$1,464,381
President and Chief Executive Officer	2006	390,000	—	—	815,521	(4)	292,500	—		1,498,021

Laureen DeBuono(5)	2007	253,071	—	49,139	22,187		86,880	—		411,277
Chief Financial Officer	2006	245,700	—	—	—		98,280	—		343,980

Bader Bellahsene(6)	2007	209,450	—	38,990	216,562		74,800	—		539,802
Vice President, Research and Development	2006	195,000	—	—	188,085	(7)	78,000	—		461,085

Clint Carnell	2007	260,832	—	49,971	238,309		89,956	53,203	(8)	692,216
Chief Operating Officer	2006	249,600	—	—	193,679	(9)	99,840	33,958	(8)	577,077

Sherree Lucas	2007	201,581	—	38,990	204,386		69,284	—		514,241
Vice President, Marketing	2006	195,000	—	—	181,099	(10)	78,000	—		454,099

(1)	Represent grant of restricted stock units earned in 2006 and granted in 2007. The restricted stock units vest in four quarterly installments as follows: March 31, 2007, June 30, 2007, September 30, 2007 and December 31, 2007.
(2)	Amounts represent the dollar amount of compensation expense recorded in our income statement for the 2006 fiscal year in accordance with FAS123R but excluding any estimate of future forfeitures. Amounts include compensation expense recognized with respect to awards granted in previous fiscal years, as well as those granted, if any, in the current fiscal year. Page 78 of our Form 10-K filed March 14, 2008 describes the assumptions made in the valuation of our options under FAS 123R.
(3)	Amounts reported on “Non-Equity Incentive Plan Compensation” represent cash amounts paid under our bonus program, a non equity incentive program for the achievement of corporate operating performance. In 2006, our compensation committee determined to pay 100% of the target achievement of corporate performance under the bonus program in cash. Such cash amounts were paid in 2007. An additional 50% payout for overachievement under the 2006 bonus program was made in the form of restricted stock units. Such restricted stock units were granted in 2007 and are shown as stock awards in 2007. In 2007, our Compensation Committee determined to pay 85% of the target achievement of corporate performance under the bonus program in cash. Such cash amounts were paid in 2008.
(4)	An option exercisable for 650,000 shares was deemed forfeited in March 2006 in connection with the repricing of such option.
(5)	On January 3, 2008, Laureen DeBuono resigned from her position as Chief Financial Officer of the Company, and the Company announced that it had appointed John F. Glenn to serve as Chief Financial Officer of the Company.
(6)	On March 31, 2008, Bader Bellahsene resigned as Vice President, Research and Development of the Company.
(7)	Options exercisable for 4,000, 10,000, 70,000 and 50,000 shares were deemed forfeited in March 2006 in connection with the repricing of such options.
(8)	Amounts represent commute-related expenses.
(9)	An option exercisable for 150,000 shares was deemed forfeited in March 2006 in connection with the repricing of such option.
(10)	Options exercisable for 75,000 and 75,000 shares were deemed forfeited in March 2006 in connection with the repricing of such options.

Grants of Plan-Based Awards in 2007

The following table lists grants of plan based awards made to our named executive officers in 2007 and related total fair value compensation for 2007.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards
						Number of Securities Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Option Awards(2)
Name	Grant Date		Threshold	Target	Maximum
Stephen J. Fanning	2/7/2007		$—	$—	$—	13,732	*	$146,246
	3/19/2007		—	—	—	125,000	$9.05	547,475
	3/6/2007	(1)	—	239,119	478,238	—	—	—
Laureen DeBuono(3)	2/7/2007		—			4,614	*	49,139
	3/16/2007					26,000	9.05	113,875
	3/6/2007	(1)	—	76,658	153,317	—	—	—
Bader Bellahsene(4)	2/7/2007		—	—	—	3,661	*	38,990
	3/19/2007		—	—	—	20,000	9.05	87,596
	3/6/2007	(1)	—	66,000	132,000	—	—	—
Clint Carnell	2/7/2007		—	—	—	4,687	*	49,917
	3/19/2007		—	—	—	30,000	9.05	131,394
	3/6/2007	(1)	—	79,373	158,746	—	—	—
Sherree Lucas	2/7/2007		—	—	—	3,661	*	38,990
	3/19/2007		—	—	—	23,000	9.05	100,735
	3/6/2007	(1)	—	61,133	122,265	—	—	—

*	Represent grant of restricted stock units. The restricted stock units vest in four quarterly installments as follows: March 31, 2007, June 30, 2007, September 30, 2007 and December 31, 2007. The share price as of February 7, 2007 was $10.65 per share.
(1)	Represents cash amounts payable under our 2007 bonus program, a non equity incentive program for the achievement of corporate operating performance. The maximum amount specified represents 150% of the target achievement of corporate operating performance.
(2)	In the case of options awarded, amounts represent the dollar amount of compensation cost recognized over the requisite service period, in accordance with FAS 123R, which include both the amounts recorded as compensation expense in our income statement for the 2007 fiscal year as well as amounts to be recognized in future requisite service periods. Page 78 of our Form 10-K filed on March 14, 2008 describes the assumptions made in the valuation of our options under FAS 123R.
(3)	On January 3, 2008, Laureen DeBuono resigned from her position as Chief Financial Officer of the Company, and the Company announced that it had appointed John F. Glenn to serve as Chief Financial Officer of the Company.
(4)	On March 31, 2008, Bader Bellahsene resigned as Vice President, Research and Development of the Company.

Employment Agreements

All of our current executive officers have entered into agreements with us which contain restrictions and covenants. These provisions include covenants relating to the protection of our confidential information and the assignment of inventions. None of our employees are employed for a specified term, and each employee’s employment with us is subject to termination at any time by either party for any reason, with or without cause.

We have entered into an employment agreement with Stephen J. Fanning. The employment agreement provides for a lump sum cash payment in the amount of one year of base salary and bonus plus full acceleration of stock option vesting in the event that Mr. Fanning is terminated without cause or is constructively terminated within 12 months after a change in control. The employment agreement also provides for severance payments consisting of one year of base salary and reimbursement for one year of continued health benefits in the event Mr. Fanning is terminated without cause not in connection with a change in control.

We have entered into an employment agreement with John F. Glenn. The employment agreement provides for a lump sum cash payment in the amount of one year of base salary and bonus plus full acceleration of stock option vesting in the event that Mr. Glenn is terminated without cause or is constructively terminated within 12 months after a change in control. The employment agreement also provides for severance payments consisting of one year of base salary and reimbursement for one year of continued health benefits in the event Mr. Glenn is terminated without cause not in connection with a change in control.

For the purpose of the employment agreements with Messrs. Fanning and Glenn, “cause” is defined as such officer’s:

(i) willful failure to substantially perform his duties under the employment agreement, other than a failure resulting from complete or partial incapacity due to physical or mental illness or impairment,

(ii) willful act which constitutes gross misconduct and which is injurious to the Company,

(iii) willful breach of a material provision of the employment agreement, or

(iv) knowing, material and willful violation of a federal or state law or regulation applicable to the business of the Company.

For the purpose of the employment agreements with Messrs. Fanning and Glenn, “constructive termination” means:

(i) without the officer’s express written consent, a substantial reduction in the officer’s duties, position or responsibilities relative to the officer’s duties, position or responsibilities in effect immediately prior to such reduction, provided, however, that a reduction in duties, position or responsibilities solely by virtue of the Company being acquired and made part of a larger entity shall not constitute a “constructive termination”;

(ii) without the officer’s express written consent, a reduction by the Company of the officer’s base salary in effect immediately prior to such reduction; and

(iii) without the officer’s express written consent, the relocation of the officer to a facility or location more than fifty (50) miles from the current facility.

For the purpose of the employment agreements with Messrs. Fanning and Glenn, “change of control” means the occurrence of any of the following events:

(i) Any “person” (as such term is used in the Securities Exchange Act of 1934) becomes the “beneficial owner” (as defined in the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities; or

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii) A change in the composition of the board of directors occurring within a two-year period, as a result of which fewer than a majority of the directors are incumbent directors; or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Repricing of Stock Options in 2006

During March 2006, we repriced stock option awards held by 116 of our employees and directors. Under the terms of this repricing, we repriced certain employee and director stock options having an exercise price of $2.00 or above to an exercise price of $1.90. Other than the exercise price, all other terms of the repriced options, such as vesting and contractual life, remained the same. In consideration for the repricing of eligible stock option awards, employees and directors who were previously granted stock option awards on February 2, 2005 were also required to return these awards for cancellation. As a result of this repricing, we repriced options to purchase 447,565 shares and options to purchase 1,523,035 unvested shares having a weighted average original exercise price of $4.18 and $4.10, respectively. Such options were repriced at a new exercise price of $1.90 per share. As a result of this repricing, we also cancelled 35,216 outstanding employee options with an original exercise price of $4.00 that were granted on February 2, 2005.

Equity Incentive Awards Outstanding as of December 31, 2007

The following table lists the outstanding option awards held by our named executive officers as of December 31, 2007.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Vesting Schedule
Stephen J. Fanning	23,437	101,563	$9.05	3/19/2017		(1)
	46,788	55,296	1.90	2/7/2016		(2)
	473,958	176,042	1.90	2/2/2015		(3)

Laureen DeBuono(4)	4,875	21,125	9.05	3/19/2017		(1)
	204,300	—	1.10	11/20/2013		(5)
	50,000	—	1.10	11/20/2013		(5)

Bader Bellahsene(6)	3,750	16,250	9.05	3/19/2017		(1)
	730	—	0.45	11/22/2012		(5)
	29,166	20,834	1.90	10/5/2015		(2)
	34,999	35,001	1.90	12/15/2015		(2)
	8,541	1,459	1.90	10/5/2014		(2)

Clint Carnell	5,625	24,375	9.05	3/19/2017		(1)
	55,510	65,625	1.90	10/5/2015		(3)

Sherree Lucas	4,312	18,688	9.05	3/19/2017		(1)
	53,125	21,875	1.90	4/13/2015		(3)
	37,500	37,500	1.90	12/15/2015		(2)

(1)	The shares underlying this option vest 1/48 on April 30, 2007 and 1/48 on the last day of each calendar month thereafter.
(2)	The shares underlying this option vest 1/48 per month following the vesting commencement date.
(3)	The shares underlying this option vest 1/4 on the one year anniversary of the vesting commencement date and 1/48 per month thereafter.
(4)	On January 3, 2008, Laureen DeBuono resigned from her position as Chief Financial Officer of the Company, and the Company announced that it had appointed John F. Glenn to serve as Chief Financial Officer of the Company.
(5)	The shares underlying this option are fully vested.
(6)	On March 31, 2008, Bader Bellahsene resigned as Vice President, Research and Development of the Company.

Aggregated Option Exercises in 2007

The following table lists the options exercised by our named executive officers in 2007.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Stephen J. Fanning	—	—
Laureen DeBuono(1)	20,700	$163,536
Bader Bellahsene(2)	—	—
Clint Carnell	28,865	204,978
Sherree Lucas	—	—

(1)	On January 3, 2008, Laureen DeBuono resigned from her position as Chief Financial Officer of the Company, and the Company announced that it had appointed John F. Glenn to serve as Chief Financial Officer of the Company.
(2)	On March 31, 2008, Bader Bellahsene resigned as Vice President, Research and Development of the Company.

Nonqualified Deferred Compensation

None of our named executive officers participate in non-qualified defined contribution plans or other deferred compensation plans maintained by us. Our compensation committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Potential Payments Upon Termination or Change in Control

The following summaries set forth potential payments payable to our executive officers upon termination of employment following a change in control under their current change of control agreements with us. The compensation committee of our board of directors may, at their discretion, amend or add benefits to these arrangements as they deem advisable.

We have entered into an employment agreement with Stephen J. Fanning. The employment agreement provides for a lump sum cash payment in the amount of one year of base salary and target bonus plus full acceleration of stock option vesting in the event that Mr. Fanning is constructively terminated within 12 months after a change in control. For illustrative purposes, if Mr. Fanning had his employment with us terminated on December 31, 2007 under such circumstances, he would have become entitled to $743,925. The employment agreement also provides for severance payments consisting of one year of base salary and reimbursement for one year of continued health benefits in the event of termination without cause not in connection with a change in control. For illustrative purposes, if Mr. Fanning had his employment with us terminated on December 31, 2007 under such circumstances, he would have become entitled to approximately $439,000. The receipt of any such benefits on termination is contingent on the execution of a mutually agreed upon severance and release agreement with Mr. Fanning.

We have adopted a formal severance benefit plan for our full-time employees. The exact payment to any eligible employee is dependent on rank. The maximum possible payment to the highest ranking employees covered by the plan is equal to 12 weeks of severance pay and 3 months of COBRA coverage and outplacement services. Stephen J. Fanning, our President and Chief Executive Officer, and John F. Glenn, our Chief Financial Officer, whose employment agreements provide for separate and superior severance benefits, and our employees based outside of the United States, are not eligible to participate in the plan. Each of our other full-time employees who is involuntarily terminated as a result of the following circumstances is eligible to participate in the plan:

•	a corporate reorganization;

•	a reduction in staff and selection for participation in the plan by the Chief Executive Officer; or

•	a closure or reorganization of a facility or operation.

Our option agreements with our directors and certain key employees also provide for the accelerated vesting of all shares subject to these options in the event such director or key employee is terminated without cause or constructively terminated within 12 months of a change of control.

The following table lists the named executive officers and the estimated amounts they would have become entitled to had their employment with us terminated on December 31, 2007 under circumstances described above.

Name	Estimated Total Value of Cash Payment		Estimated Total Value of Health Coverage Continuation		Estimated Total Value of Outplacement Benefits	Value of Accelerated Equity(1)
Stephen J. Fanning	$	*	$	*	$—	$897,591
Laureen DeBuono(2)		58,968		3,200	7,500	—
Bader Bellahsene(3)		50,769		1,700	7,500	222,301
Clint Carnell		61,056		5,300	7,500	254,625
Sherree L. Lucas		47,025		5,300	7,500	230,375

*	The amount Mr. Fanning would have become entitled to had his employment with us terminated on December 31, 2007 would vary depending on the circumstances. See description more fully set forth above.
(1)	We estimate the value of acceleration of options and shares held by each of our named executive officers based on a share price of $5.78 per share as of December 31, 2007 and the number of options and shares held by each of our executive officers that were unvested as of December 31, 2007.
(2)	On January 3, 2008, Laureen DeBuono resigned from her position as Chief Financial Officer of the Company, and the Company announced that it had appointed John F. Glenn to serve as Chief Financial Officer of the Company.
(3)	On March 31, 2008, Bader Bellahsene resigned as Vice President, Research and Development of the Company.

Compensation Committee Interlocks and Insider Participation

Cathy L. McCarthy, Marti Morfitt, and Mark M. Sieczkarek are the current members of the compensation committee. No member of the Compensation Committee is an executive officer or former officer of ours. No executive officer of ours served on the board of directors of any entity whose executive officers included a director of ours.

Recent Developments

In June 2008, we entered into the change of control and severance agreements with the following executive officers of the Company: Stephen J. Fanning, John F. Glenn, Clint Carnell, William Brodie, H. Daniel Ferrari, Douglas W. Heigel, Cherry Hu, Sherree L. Lucas, Dragan D. Nebrigic, Sharon Thompson, and Gary L. Wilson. With respect to Messrs. Fanning and Glenn, such change of control and severance agreements replace and supersede their previous employment agreements described above with respect to the subject matter contained in the change of control and severance agreements.

Agreement with Stephen J. Fanning, Chief Executive Officer:

Pursuant to the terms of the agreement with Mr. Fanning, in the event that Mr. Fanning is terminated without “cause” or resigns for “good reason” either prior to three (3) months before or after twelve (12) months following a change of control of the Company, he will be entitled to receive the following benefits:

•	A lump sum payment equal to two hundred percent (200%) of his annual base salary; and

•	Continuation of certain of his employee benefits for a period of up to twenty-four (24) months following termination.

In addition, in the event that Mr. Fanning is terminated without “cause” or resigns for “good reason” within three (3) months before or twelve (12) months following a change of control of the Company, he will be entitled to receive the following benefits:

•

A lump sum payment equal to two hundred percent (200%) of his annual base salary in effect immediately prior to his termination date or (if greater) at the level in effect immediately prior to the change of control;

•

A lump sum payment equal to two hundred percent (200%) of his annual target bonus for the fiscal year of his termination or (if greater) the annual target bonus in effect immediately prior to the change of control;

•	Continuation of certain of his employee benefits for a period of up to twenty-four (24) months following termination; and

•	Full vesting acceleration of all equity incentive awards held by Mr. Fanning at the time of termination.

Agreements with John F. Glenn, Chief Financial Officer, and Clint Carnell, Chief Operating Officer:

Pursuant to the terms of the agreements with Messrs. Glenn and Carnell, in the event that either of these executive officers is terminated without “cause” or resigns for “good reason” either prior to three (3) months before or after twelve (12) months following a change of control of the Company, he will be entitled to receive the following benefits:

•	A lump sum payment equal to one hundred percent (100%) of the executive’s annual base salary; and

•	Continuation of certain of the executive’s employee benefits for a period of up to twelve (12) months following termination.

In addition, in the event that any of these executive officers is terminated without “cause” or resigns for “good reason” within three (3) months before or twelve (12) months following a change of control of the Company, he will be entitled to receive the following benefits:

•

A lump sum payment equal to one hundred percent (100%) of the executive’s annual base salary in effect immediately prior to the executive’s termination date or (if greater) at the level in effect immediately prior to the change of control;

•

A lump sum payment equal to one hundred percent (100%) of the executive’s annual target bonus for the fiscal year of the executive’s termination or (if greater) the annual target bonus in effect immediately prior to the change of control;

•	Continuation of certain of the executive’s employee benefits for a period of up to twelve (12) months following termination; and

•	Full vesting acceleration of all equity incentive awards held by the executive at the time of termination.

Agreements with Vice Presidents - William Brodie, H. Daniel Ferrari, Douglas W. Heigel, Cherry Hu, Sherree L. Lucas, Dragan D. Nebrigic, Sharon Thompson, and Gary L. Wilson:

Pursuant to the terms of the agreements with these executives, in the event that any of these executive officers is terminated without “cause” or resigns for “good reason” either prior to three (3) months before or after twelve (12) months following a change of control of the Company, he or she will be entitled to receive the following benefits:

•	A lump sum payment equal to fifty percent (50%) of the executive’s annual base salary; and

•	Continuation of certain of the executive’s employee benefits for a period of up to six (6) months following termination.

In addition, in the event that any of these executive officers is terminated without “cause” or resigns for “good reason” within three (3) months before or twelve (12) months following a change of control of the Company, he or she will be entitled to receive the following benefits:

•

A lump sum payment equal to fifty percent (50%) of the executive’s annual base salary in effect immediately prior to the executive’s termination date or (if greater) at the level in effect immediately prior to the change of control;

•

A lump sum payment equal to fifty percent (50%) of the executive’s annual target bonus for the fiscal year of the executive’s termination or (if greater) the annual target bonus in effect immediately prior to the change of control;

•	Continuation of certain of the executive’s employee benefits for a period of up to six (6) months following termination; and

•	Full vesting acceleration of all equity incentive awards held by the executive at the time of termination.

For purposes of these agreements, “cause” shall mean (i) the executive officer’s willful failure to substantially perform the executive officer’s duties, other than a failure resulting from the executive officer’s complete or partial incapacity due to physical or mental illness or impairment; (ii) the executive officer’s willful act which constitutes gross misconduct and which is injurious to the Company; (iii) the executive officer’s willful breach of a material provision of the agreement; or (iv) the executive officer’s knowing, material and willful violation of a federal or state law or regulation applicable to the business of the Company.

For purposes of these agreements, “good reason” shall mean the executive officer’s termination of employment within ninety (90) days following the expiration of a reasonable cure period following the occurrence of one or more of the following, without the executive officer’s consent: (i) a material reduction in the executive officer’s authority, duties, or responsibilities relative to the executive officer’s duties, position or responsibilities in effect immediately prior to such reduction; provided, however, that a reduction in duties, position or responsibilities solely by virtue of the Company being acquired and made part of a larger entity shall not constitute “good reason”; (ii) a material reduction by the Company of the executive officer’s base salary in effect immediately prior to such reduction; (iii) a material change in the geographic location at which the executive officer must perform services (in other words, the relocation of the executive officer to a facility that is more than fifty (50) miles from the executive officer’s current location).

Executive Compensation Relating to Reliant

Compensation Discussion and Analysis

Overview

Reliant’s executive compensation philosophy is to seek to:

•	attract, motivate and reward exceptional executives whose knowledge, skills and performance are critical to achieving strategic business objectives;

•	provide a direct, meaningful link between achievement of overall corporate goals and total compensation;

•	align executive interests with those of stockholders by providing long-term equity incentives to build a sustainable company while effectively managing dilution; and

•	foster a shared commitment among executives through establishment of uniform company goals.

Compensation Committee

Reliant’s compensation committee is comprised of Steven Mendelow and Robert Zollars and Glen D. Nelson, M.D., each of whom is a non-employee member of Reliant’s board of directors. Mr. Mendelow serves as the chairman of the compensation committee.

Compensation Committee Responsibilities

Under the charter of Reliant’s compensation committee, the purpose of the compensation committee is to act on behalf of the board of directors in overseeing Reliant’s compensation policies, plans and programs for all employees and to review and determine the compensation to be paid to Reliant’s executive officers and directors. The term compensation includes salary, long-term incentives, bonuses, perquisites, equity incentives, severance arrangements, retirement benefits and other related benefits and benefit plans. The compensation committee considers recommendations from Eric B. Stang in determining executive compensation other than his compensation. While Mr. Stang discusses his recommendations with the compensation committee, he does not participate in determining his own compensation. In setting compensation for executive officers, Reliant’s compensation committee analyzes market pay practices, assesses Reliant’s existing pay programs, forecasting Reliant’s growth and reviewing total compensation costs and potential stock dilution.

Executive Compensation Components and Actions

Reliant’s executive compensation program consists of the following principal components: base salary, annual cash bonuses, long-term incentive compensation in the form of stock option awards, change of control benefits and benefit plans generally available to all employees. Each component of compensation is evaluated based on the factors discussed in each section below. Given the different purposes of each element of compensation, determinations by the compensation committee with respect to one element do not influence decisions by the committee with respect to other elements.

Base Salary. Base salaries for Reliant’s executives are established based on the scope of their responsibilities, and taking into account competitive compensation paid by other companies for similar positions. Beginning with fiscal 2007 compensation, Reliant seeks to set executive base salaries within the competitive range of salaries based on the median of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies. However, Reliant also takes into account specific retention factors for certain positions as well as internal pay equity, and thus benchmarks serve as only one resource in determining base cash compensation levels. Base salaries are reviewed annually, and adjusted from time to time taking into account market levels.

Non-Equity Incentive Plan or Bonus Compensation. Non-equity incentive plan or bonus compensation for Reliant’s executive officers is designed to reward the executives for achieving key corporate goals. Beginning with fiscal 2007 compensation, Reliant seeks to target its executives’ target total cash compensation, taking into account base salaries discussed above, within the competitive range of target total cash compensation based on the median of the range of target total cash compensation for executives in similar positions and with similar responsibilities at comparable companies such as the peer group discussed above. Reliant also takes into account specific competitive and retention factors for certain positions as well as internal pay equity in determining target levels of non-equity cash compensation, and thus benchmarks will serve as only one resource in determining target total cash compensation levels.

Equity Compensation. Reliant believes that long-term company performance is achieved through an ownership culture that aligns the interests of its executive officers through the use of stock-based awards. Accordingly, Reliant’s board of directors adopted the 2003 Equity Incentive Plan which permits the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock based awards. In general, stock options for existing executive officers are reviewed annually and additional grants may be approved and are subject to vesting based on the executive’s continued service. In the absence of a public trading market for Reliant’s common stock, its board of directors determined the fair market value of its common stock in good faith based on consideration of a number of relevant factors including the status of its development efforts, results of operations, financial status, market and industry conditions, the absence of a liquid market for its common stock, the rights, preferences and privileges of its common stock compared to its preferred stock and other factors.

The size and terms of the initial option grants made to each executive officer upon joining the company are primarily based on competitive conditions applicable to the executive officer’s specific position. In addition, the compensation committee considers the total fully-diluted equity interest of other executives in comparable positions within Reliant.

Severance and Change in Control Benefits. Each of Reliant’s executive officers has a provision in his employment agreement providing for certain severance benefits in the event of termination without cause or for good reason, as well as a provision providing for the acceleration of his then unvested equity awards in the event of termination without cause or for good reason during a change in control. These severance and acceleration provisions and certain estimates of these change of control and severance benefits are described under “Severance and Change of Control Arrangements” below. For purposes of the executive officers’ employment agreements, a change of control is generally defined as the following: (1) when an entity becomes the owner, directly or indirectly, of more than half of the voting power of Reliant’s outstanding securities other than as a result of a merger, consolidation or similar transaction and other than by an institutional investor; (2) there is a merger, consolidation or similar transaction and as a result, the stockholders do not own more than half of the voting power of Reliant’s outstanding securities; or (3) there is a sale, lease, license or other disposition of all or substantially all of Reliant’s assets. The compensation committee believed that this definition of a change of control was customary for companies in Reliant’s industry.

The change of control and severance benefits do not influence and are not influenced by the other elements of compensation as these benefits serve different objectives than the other elements.

Other Compensation and Benefits. Mr. Stang accrues an additional two weeks of paid time off per year, to a maximum amount of 280 hours, in addition to the company standard paid time off benefit.

Mr. DeBenedictis, currently eligible to accrue five weeks paid time off under the standard company paid time off policy, accrues an additional seven weeks of paid time off per year and is paid out at end of year for unused accrued time over 160 hours.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by, or paid to the named executive officers who will serve as executive officers or possibly directors of the combined company, hereinafter referred to as the Reliant Named Executive Officers for the year ended December 31, 2007.

Summary Compensation Table for Fiscal 2007

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)		Non-Equity Incentive Plan Compensation ($)(4)		All Other Compensation ($)			Total ($)
Eric B. Stang President & Chief Executive Officer	2007 2006	$ $	350,000 87,500	$202,162 —	$154,078 —	$ $	1,304,165 283,230	$	— 80,561	$ $	432(5 108(5	) )	$ $	2,010,837 451,399
Leonard DeBenedictis Chief Technology Officer(7)	2007 2006	$ $	250,000 248,000	$84,573 —	— —	$ $	553,058 277,839	$	— 77,173	$ $	55,184(6 52,234(6	) )	$ $	942,815 655,246

(1)	Represents cash amounts earned in 2007 and paid quarterly in 2007 and 2008.
(2)	The total amount disclosed includes stock-based compensation expense recognized by Reliant in fiscal year 2007 relating to the grant of a restricted stock unit in fiscal 2007 as calculated under the Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, as amended, or FAS 123R. See Note 2 of “Notes to the Consolidated Financial Statements—Stock Based Compensation” elsewhere in the proxy statement/prospectus/information statement for a discussion of valuation assumptions made by Reliant in determining the compensation expense.

(3)	The total amounts disclosed include stock-based compensation expense recognized by Reliant in fiscal years 2006 and 2007 relating to grants of stock options and stock awards in fiscal years 2006 and 2007 and prior fiscal years, as calculated under the Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, as amended, or FAS 123R. See Note 2 of “Notes to the Consolidated Financial Statements—Stock Based Compensation” elsewhere in this proxy statement/prospectus/information statement for a discussion of valuation assumptions made by Reliant in determining the compensation expense.
(4)	Represents cash amounts earned under Reliant’s 2006 bonus program in 2006 and paid quarterly in 2006 and 2007.
(5)	Represents life insurance premiums.
(6)	Includes $429 for life insurance premiums in 2006 and 2007 and $52,000 and $54,809.84, respectively, for paid time off earned in 2006 and 2007 and paid out to Mr. DeBenedictis.
(7)	Mr. DeBenedictis served as President and Chief Executive Officer until October 2006.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to the Reliant Named Executive Officers during the year ended December 31, 2007.

2007 Grants of Plan-Based Awards

					All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Value of Stock and Option Award ($)(2)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Eric B. Stang President & Chief Executive Officer	08/09/2007	$131,300	$262,500	$787,500	75,000			$1,167,750.00
Leonard DeBenedictis Chief Technology Officer	02/08/2007	$75,000	$150,000	$450,000		49,999	$15.00	$470,745.00

(1)	The value shown represents the per share fair market value of Reliant’s common stock, as determined by Reliant’s board of directors in good faith on the grant date.
(2)	The value of the options shown represents the grant date fair value based on the Black-Scholes model of option valuation to determine grant date fair value, as prescribed under SFAS No. 123R. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. See Note 2 of “Notes to the Consolidated Financial Statements—Stock Based Compensation.”

Outstanding Equity Awards at Fiscal Year-End

The following table shows certain information regarding outstanding equity awards at fiscal year end for the Reliant Named Executive Officers at the fiscal year ended December 31, 2007.

2007 Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)			Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Name	Exercisable(1)		Unexercisable
Eric B. Stang President & Chief Executive Officer	498,666	(3)	—	$18.27	10/11/2016	75,000	(8)	$447,750.00

Leonard DeBenedictis Chief Technology Officer	16,666 16,666 83,333 49,999	(4) (5) (6) (7)	— — — —	$7.68 10.23 11.88 15.00	12/28/2014 01/27/2015 05/31/2015 02/08/2017

(1)	Includes options and warrants that contain provisions permitting exercise prior to vesting.
(2)	Represents the per share fair market value of Reliant’s common stock on the date of grant, as determined by Reliant’s board of directors.
(3)	The option was granted on October 11, 2006, and the vesting commencement date is October 2, 2006. The option vests as to 25% of the shares subject to the option on the first year anniversary of the vesting commencement date and 1/48th of the shares subject to the option vest monthly thereafter.
(4)	The original option was granted on December 28, 2004, and the vesting commencement date is December 17, 2004. The option vests as to 33% of the shares subject to the option on the first anniversary of the vesting commencement date and 1/36th of the shares subject to the option vest monthly thereafter.
(5)	The original option was granted on January 27, 2005 and was fully vested on the date of grant.
(6)	The original warrant was granted on May 31, 2005, the vesting commencement date, and vests as to 33% of the shares subject to the warrant on the one year anniversary of the vesting commencement date and 1/36th of the shares subject to the warrant vest monthly thereafter.
(7)	The original option was granted on February 8, 2007, the vesting commencement date, and 4,000 shares vested in each of the quarters of 2007 as well as the first quarter of 2008, 9,000 shares vested in the second quarter of 2008, 12,333 shares vest in the third quarter of 2008 and 8,666 shares vest in the fourth quarter of 2008.
(8)	The restricted stock unit vests as to 1/3 of the shares annually over a three-year period beginning on August 9, 2008. The market value of the restricted stock unit is based on per share fair market value of Reliant’s common stock on December 31, 2007, as determined by Reliant’s board of directors.

Option Exercises and Stock Vested

None of Reliant’s Named Executive Officers exercised stock options or had any restricted stock vest during the year ended December 31, 2007.

Pension Benefits

Reliant does not currently maintain qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

Reliant does not currently maintain non-qualified deferred compensation plans or other deferred compensation plans.

Severance and Change of Control Arrangements

Reliant’s employment agreements with the Reliant Named Executive Officers provide for severance and change of control arrangements.

For purposes of the Reliant Named Executive Officers’ employment agreements described below, “cause” is generally defined as:

•	the commission of a crime involving fraud, dishonesty or moral turpitude;

•	attempted commission of or participation in a fraud or act of dishonesty against Reliant that results in (or might have reasonably resulted in) material harm to Reliant;

•	an intentional, material violation of any contract or agreement Reliant has with such Reliant Named Executive Officer or any statutory duty owed to Reliant; or

•	conduct that constitutes gross insubordination, incompetence or habitual neglect of duties and that results in (or might have reasonably resulted in) material harm to Reliant’s business.

While the definition varies, for purposes of the Reliant Named Executive Officers’ employment agreements described below, “good reason” is generally defined as:

•	a material diminution or reduction in any such Reliant Named Executive Officer’s job responsibilities or duties;

•	a relocation of the business office of such Reliant Named Executive Officers; or

•	a material breach by Reliant of any provision of a material agreement concerning the terms and conditions of employment that Reliant has with such Reliant Named Executive Officer;

provided, however, that the Reliant Named Executive Officers provide written notice to Reliant and Reliant does not cure the event within a certain period of time.

Eric B. Stang

Reliant’s employment agreement with Eric B. Stang, its President and Chief Executive Officer, provides that if Mr. Stang is employed with Reliant on the effective date of a change of control then the final 12 months of vesting of his then-unvested equity awards will become immediately vested. If Mr. Stang is employed with Reliant for 12 months after a change of control, upon the one year anniversary of the change of control, the second to last 12 months of vesting of his then-unvested equity awards will become immediately vested. Furthermore, if Mr. Stang is terminated without cause or resigns for good reason in the period beginning one month prior to a change of control and ending just prior to the one year anniversary of the change of control, then all then-unvested equity awards will become immediately vested.

In addition, Mr. Stang’s employment agreement provides that in the event Mr. Stang is terminated without cause at any time or he resigns for good reason at any time prior to or within 12 months of a change of control, Mr. Stang will commence a consulting relationship with Reliant. Mr. Stang agreed to serve as a consultant for twelve months and will be entitled to receive his base salary during that time. In the event that Mr. Stang begins serving as a consultant after an initial public offering, he will also receive half of his target bonus payable during the period he is consulting. Furthermore, during the period Mr. Stang is serving as a consultant he will continue to vest any equity awards at the same rate in effect immediately prior to his termination of employment, and will also be eligible to receive reimbursement for the cost of continuation of his then-current group heath insurance benefits.

The following table describes the potential payments to Mr. Stang, assuming the following occurred on December 31, 2007: (i) a change of control, (ii) his employment with Reliant 12 months after a change of control and (iii) his termination without cause, or resignation for good reason, if applicable, both during the change of control period:

	Salary		Equity Acceleration		Benefits
Change of Control
Employed at time of Change of Control	—		$149,244	(2)	—
Employed 12 months after Change of Control	—		$149,244	(3)	—
Terminated in Change of Control Period	$350,000	(1)	$447,750	(4)	$13,262	(5)

(1)	Represents 12 months of continued salary.
(2)	Represents the per share fair market value of Reliant’s common stock on December 31, 2007, as determined by Reliant’s board of directors. Represents the acceleration of the final 12 months of vesting of unvested equity awards held by such named executive officer.
(3)	Represents the per share fair market value of Reliant’s common stock on December 31, 2007, as determined by Reliant’s board of directors. Represents the acceleration of the second to last 12 months of vesting of unvested equity awards held by such named executive officer.
(4)	Represents the per share fair market value of Reliant’s common stock on December 31, 2007, as determined by Reliant’s board of directors. Represents the acceleration of the unvested equity awards held by such named executive officer.
(5)	Represents 12 months of continued COBRA health benefits.

Leonard DeBenedictis

Reliant’s employment agreement, as amended, with Leonard DeBenedictis, its Chief Technology Officer, provides that in the event Reliant terminates the employment of Mr. DeBenedictis without cause or if he resigns for good reason then six months of his then-unvested equity awards will become immediately vested, and he will be eligible to receive severance pay equal to six months of his then-current base salary plus up to six months reimbursement for the cost of continuation of his then-current group heath insurance benefits. In the event Reliant terminates Mr. DeBenedictis with cause or the executive resigns without good reason, then payment of his base salary will cease on the termination date and no other benefits are required to be provided by Reliant.

In the event of a change of control, the final 12 months of Mr. DeBenedictis’ then unvested equity awards will become immediately vested. Furthermore, in the event Reliant terminates the employment of Mr. DeBenedictis without cause or if he resigns for good reason within 12 months following a change of control, he will be eligible to receive severance pay equal to six months of his then-current base salary plus up to six months reimbursement for the cost of continuation of his then-current group heath insurance benefits and all of his then unvested equity awards will become immediately vested.

The following table describes the potential payments to Mr. DeBenedictis assuming that the following occurred on December 31, 2007: (i) change of control, (ii) a change of control and qualifying termination, and (iii) a qualifying termination.

	Change of Control and Qualifying Termination			Qualifying Termination
Name	Salary(1)	Equity Acceleration(2)	Benefits(3)	Salary(1)	Equity Acceleration(2)	Benefits(3)
Leonard DeBenedictis	$250,000	$0	$2,109	$250,000	$0	$2,109

(1)	Represents six months of continued salary.
(2)	Represents the spread between the per share fair market value of Reliant’s common stock on December 31, 2007, as determined by Reliant’s board of directors, and the stock option’s exercise prices. Represents the acceleration of the final 12 months of vesting of unvested stock options held by such named executive officer.
(3)	Represents six months of continued COBRA health benefits.

Section 280G Payments for Executive Officers

The employment agreements for each of the Reliant Named Executive Officers provide that before any payment or benefit is paid in connection with a change of control that would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, or the Code, and be subject to the excise tax imposed by Section 4999 of the Code, the Reliant Named Executive Officer shall be entitled to receive payment in full of the entire amount of the payment or payment of only a part of the payment so that the Reliant Named Executive Officer receives the largest payment possible without the imposition of the excise tax, whichever amounts results in the executive’s receipt, on an after-tax basis, of the greater amount of the payment notwithstanding that all or some portion of the payment may be subject to the excise tax.

If a reduced payment is made, (i) the payment shall be paid only to the extent permitted under the reduced payment alternative, and the Reliant Named Executive Officer shall have no rights to any additional payments and/or benefits constituting the payment, and (ii) reduction in payment and/or benefits shall occur in the following order unless the Reliant Named Executive Officer elects in writing a different order (providing, however, that such election shall be subject to Reliant’s approval if made on or after the date on which the event that triggers the payment occurs): (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits paid to executive. In the event that acceleration of compensation from the Reliant Named Executive Officer’s equity awards is to be reduced, such acceleration of vesting shall be canceled in the reverse order of the date of grant unless the Reliant Named Executive Officer elects in writing a different order for cancellation. The independent registered public accounting firm engaged by Reliant for general audit purposes as of the day prior to the effective date of the change in control shall make all determinations required to be made in determining the best alternative as described above. Reliant shall bear all expenses with respect to the determinations by such independent registered public accounting firm.

Non-Employee Director Compensation

The following table sets forth a summary of the compensation Reliant paid to its current non-employee directors in 2007:

Name	Fees Earned of Paid in Cash	Stock Awards ($)	Option Awards(1)		All Other Compensation(4)	Total
Henry E. Gauthier	—	$180,000	$62,568	(2)	—	$242,568
William T. Harrington, M.D.	—	—	—		—	—
Maynard A. Howe, Ph.D.	—	—	$229,892	(3)	—	$229,892
Steven Mendelow	—	—	$98,339	(2)	—	$98,339
Glen D. Nelson, M.D.	—	—	$98,339	(2)	—	$98,339
Robert J. Quillinan	—	—	$101,791	(2)	—	$101,791
Robert Zollars	—	—	$22,562	(2)	—	$22,562

(1)	As of December 31, 2007, Mr. Gauthier owned options to purchase up to 22,592 shares of Reliant common stock, Dr. Harrington did not own any outstanding options, Dr. Howe owned options to purchase up to 28,147 shares of Reliant common stock, Mr. Mendelow and Dr. Nelson owned options to purchase up to 28,888 shares of Reliant common stock, Mr. Quillinan owned options to purchase up to 38,606 shares of Reliant common stock and Mr. Zollars owned options to purchase up to 20,000 shares of Reliant common stock.
(2)	Amounts reflect stock-based compensation in 2007 related to the fair value of stock options, calculated in accordance with SFAS No. 123(R). See Note 2 of “Notes to the Consolidated Financial Statements—Stock-Based Compensation.”
(3)	Amounts reflect stock-based compensation in 2007 related to the fair value of stock options and warrants, calculated in accordance with SFAS No. 123(R). See Note 2 of the “Notes to the Consolidated Financial Statements—Stock Based Compensation.”
(4)	Does not include reimbursement of airplane and other travel expenses to and from meetings of the board of directors and committees of the board of directors.

Equity Compensation Arrangements

Directors who are employees of Reliant do not receive any compensation for their services as a member of the board of directors. Historically Reliant’s non-employee directors, other than Dr. Harrington, have been compensated for their board and committee services with an initial grant of a nonstatutory stock option to purchase 20,000 shares of Reliant’s common stock, which vest monthly over 36 months from the date of grant; and an additional automatic annual grant of a nonstatutory stock option to purchase 4,444 shares of Reliant’s common stock which is fully vested. If a director has served less than one year, the additional grant is prorated such that the director receives a nonstatutory stock option to purchase 370 shares of Reliant’s common stock for each full month of service, fully vested. Upon termination of services, unvested options will be cancelled unless the director has served three or more years of service, in which case the option will become vested in full. If the director has served less than three years of service, such director will receive 12 months of vesting. The stock option will fully vest immediately upon a change of control. The stock options shall remain exercisable for the full term of the option (ten years), notwithstanding any cessation of the director’s service.

Beginning in 2008, on February 15 of each year each individual who is serving as a non-employee director is automatically granted a restricted stock award with a valuation of $75,000, based on the fair market value of Reliant’s common stock as of the date of grant. Twenty-five percent of the shares subject to each such award vest quarterly over the following year. A non-employee director can elect to defer receipt of any or all of this cash and equity compensation pursuant to Reliant’s Non-Employee Director Compensation Policy, choosing either a future fixed payment date or payment upon termination of services or other events, including a change in control. Amounts deferred under the Non-Employee Director Compensation Policy are paid, without interest, in shares issued under Reliant’s 2003 Equity Incentive Plan.

Cash Compensation Arrangements

Reliant reimburses its non-employee directors for expenses incurred in attending its board or committee meetings. In addition, each non-employee director receives a quarterly retainer of $12,500 for service as a board member. In lieu of receiving the retainer in cash, a non-employee director can elect to receive restricted stock having an equivalent value. If restricted stock is selected, the director may choose to defer receipt pursuant to the Non-Employee Director Compensation Policy, choosing either a future fixed payment date or payment upon termination of services or other events, including a change in control. Amounts deferred under the Non-Employee Director Compensation Policy are paid, without interest, in shares issued under Reliant’s 2003 Equity Incentive Plan. The non-employee chair of the board of directors is entitled to receive a supplemental quarterly retainer of $6,250, the chair of the audit committee is entitled to receive a supplemental quarterly retainer of $2,500 and the chairs of each other committee of the board are entitled to receive a supplemental quarterly retainer of $1,250. A director can elect to receive these fees in shares and to defer receipt of these shares under Reliant’s Non-Employee Director Compensation Policy.

401(k) Plan

In January 2000, Reliant’s board of directors adopted a tax-qualified profit-sharing 401(k) plan, and in August 2003, Reliant’s board adopted an amendment to a the 401(k) plan. Pursuant to the amended 401(k) plan, eligible employees may elect to reduce their current compensation by up to the lesser of 90% of their annual compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. In addition, eligible employees may make rollover contributions to the 401(k) plan from a tax-qualified retirement plan. Reliant may make discretionary matching contributions and nonelective contributions to the plan although no contributions were made by Reliant during 2005, 2006 or 2007. The 401(k) plan is intended to qualify under Section 401(a) of the Code, so that contributions by employees or Reliant to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by Reliant, if any, will be deductible by Reliant when made.

Compensation Committee Interlocks and Insider Participation

No member of Reliant’s compensation committee has ever been an executive officer or employee of Reliant. Mr. Mendelow and Dr. Nelson serve on the board of directors of Stemedica Cell Technologies, Inc., of which Dr. Howe is the Chief Executive Officer.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Certain Relationships and Related Party Transactions of Thermage

Related Transactions

There were no transactions or series of similar transactions occurring during our last fiscal year to which we were a party or a party in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Review, Approval or Ratification of Related-Person Transactions

As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion.

Certain Relationships and Related Party Transactions of Reliant

Related Transactions

We describe below transactions and series of similar transactions that have occurred during Reliant’s last fiscal year to which Reliant was a party in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of Reliant’s capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Employment Agreements

All of the executive officers of Reliant have employment agreements with Reliant. Leonard DeBenedictis, who is currently the chief technology officer of Reliant, will serve as chief technology officer of the combined company upon closing of the merger and has entered into an offer letter with Thermage.

Director and Officer Indemnification

Reliant’s amended and restated certificate of incorporation and bylaws contain provisions limiting the liability of directors. In addition, Reliant has entered into separate indemnification agreements with each of its directors and executive officers to the fullest extent permitted under Delaware law.

Note and Security Agreement

In connection with the execution of the merger agreement, Thermage extended an advance of $5.0 million to Reliant pursuant to a secured bridge financing. The advance is evidenced by a secured promissory note issued by Reliant and secured by a subordinated lien on substantially all assets of Reliant excluding intellectual property pursuant to the terms of a security agreement between Reliant and Thermage. The secured promissory note bears interest at a rate of 15% per annum and is due (subject to the subordination described below) on the earliest to occur of (a) 365 days after the effective date of the acquisition by Thermage of Reliant, (b) ten days after the effectiveness of a change of control of Reliant other than pursuant to the merger agreement between Thermage and Reliant, and (c) upon the occurrence of an event of default under the secured promissory note, which includes customary events of default, including payment defaults, covenant defaults, cross-defaults to other indebtedness, bankruptcy and certain other insolvency defaults and judgment defaults. Pursuant to the security agreement, Reliant is subject to certain negative covenants (with thresholds, baskets, materiality levels and exceptions set for therein), including: (i) incurrence of additional indebtedness for borrowed money, (ii) incurrence of liens on the collateral, and (iii) selling, encumbering, leasing or otherwise disposing of the collateral.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS FOR THERMAGE

The following table provides information relating to the beneficial ownership of our common stock as of June 30, 2008, except where otherwise noted, by:

•	each stockholder known by us to own beneficially more than 5% of our common stock;

•	each of our executive officers named in the summary compensation table (our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers);

•	each of our current directors; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has the sole voting power, shared voting power, or investment power and includes any shares that the individual has the right to acquire within 60 days of June 30, 2008 through the exercise of any stock option or other right. The number and percentage of shares “beneficially owned” is computed on the basis of 24,057,202 shares of our common stock outstanding as of June 30, 2008. The information in the following table regarding the beneficial owners of more than 5% of our common stock is based upon information supplied by our principal stockholders or Schedules 13D and 13G filed with the SEC.

Shares of our common stock that a person has the right to acquire within 60 days of June 30, 2008 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person or entity named in the table has sole voting and dispositive power with respect to the shares set forth opposite such person’s or entity’s name. The address for those persons for whom an address is not otherwise provided is c/o Thermage, Inc., 25881 Industrial Boulevard, Hayward, California 94545.

Beneficial Owner	Number of Shares		Options Exercisable Within 60 Days	Approximate Percent Owned
5% Stockholders
Individuals and entities affiliated with Institutional Venture Partners	2,008,857	(1)	—	8.5%
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, CA 94025
Individuals and entities affiliated with Essex Woodlands Health Ventures	1,675,221	(2)	—	7.1%
21 Waterway, Suite 225
The Woodlands, TX 77380
Individuals and entities affiliated with Draper Fisher Jurvetson ePlanet Ventures L.P.	1,412,118	(3)	—	6.0%
2882 Sand Hill Road, Suite 150
Menlo Park, CA 94025
Entities affiliated with The TCW Group, Inc.	1,406,327	(4)	—	5.9%
865 South Figueroa Street
Los Angeles, CA 90017
Entities affiliated with Technology Partners	1,402,670	(5)	—	5.9%
550 University Avenue
Palo Alto, CA 94301

Beneficial Owner	Number of Shares	Options Exercisable Within 60 Days	Approximate Percent Owned
Named Executive Officers, Directors and Director Nominee
Stephen J. Fanning	12,603	687,716	2.8%
Laureen DeBuono(6)	4,186	108,666	*
Bader Bellahsene(7)	35,666	—	*
Clint Carnell	23,810	99,884	*
Sherree Lucas	3,918	124,331	*
Harold L. Covert	—	7,707	*
Cathy L. McCarthy	—	7,707	*
Marti Morfitt	3,400	7,707	*
Mark M. Sieczkarek	—	25,850	*
Edward W. Knowlton, M.D.	850,000	55,623	3.8%
All executive officers, directors and director nominee as a group (17 persons)	1,009,192	1,465,423	9.8%

*	Indicates ownership of less than 1%.
(1)	Consists of 1,971,630 shares held by Institutional Venture Partners VII, L.P.; and 37,227 shares held by Institutional Venture Management VII, L.P. Institutional Venture Management VII, L.P. serves as the general partner of Institutional Venture Partners VII, L.P. Samuel D. Colella, Reid W. Dennis, Mary Jane Elmore, Norman A. Fogelsong, Ruthann Quindlen, L. James Strand, William P. Tai, T. Peter Thomas and Geoffrey Y. Yang are general partners of Institutional Venture Management VII, L.P. and share voting and dispositive power over the shares held by Institutional Venture Partners VII, L.P. and Institutional Venture Management VII, L.P., however, they disclaim beneficial ownership of the shares held by Institutional Venture Partners VII, L.P. and Institutional Venture Management VII, L.P., except to the extent of their proportionate pecuniary interests therein.
(2)	Essex Woodlands Health Ventures V, L.L.C. is the general partner (the “General Partner”) of Essex Woodlands Health Ventures Fund V, L.P. (the “Partnership”). The General Partner may be deemed to have voting control and investment discretion over securities owned by the Partnership. James L. Currie, Martin P. Sutter, and Immanuel Thangaraj may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by the General Partner.
(3)	Consists of 1,359,872 shares held by Draper Fisher Jurvetson ePlanet Ventures L.P.; 28,241 shares held by Draper Fisher Jurvetson ePlanet Partners Fund, LLC; and 24,005 shares held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG. Draper Fisher Jurvetson ePlanet Partners, Ltd. is the general partner of Draper Fisher Jurvetson ePlanet Ventures L.P. Timothy C. Draper, John H. N. Fisher, Steve T. Jurvetson and Asad Jamal are managing directors of Draper Fisher Jurvetson ePlanet Partners, Ltd. and share voting and investment control over the shares held by Draper Fisher Jurvetson ePlanet Ventures L.P. Timothy C. Draper, John H. N. Fisher and Steve T. Jurvetson are managing members of Draper Fisher Jurvetson ePlanet Partners Fund, LLC and share voting and investment control over the shares held by Draper Fisher Jurvetson ePlanet Partners Fund, LLC. Draper Fisher Jurvetson ePlanet Verwaltungs GmbH is the general partner of Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG. Timothy C. Draper, John H. N. Fisher, Steve T. Jurvetson and Asad Jamal are managing directors of Draper Fisher Jurvetson ePlanet Verwaltungs GmbH and share voting and investment control over the shares held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG. Messrs. Draper, Fisher, Jurvetson and Jamal disclaim beneficial ownership of the shares held directly by each of the foregoing entities except to the extent of their pecuniary interest therein.
(4)	As of July 6, 2001, the ultimate parent company of the TCW Group, Inc., a Nevada corporation, is Societe Generale, S.A., a corporation formed under the laws of France (“SG”). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Group, Inc. business unit. SG, for purpose of the federal securities laws, may be deemed ultimately to control TCW Group, Inc. and TCW Group, Inc. business unit.

(5)	Consists of 372,555 shares held by Technology Partners Fund VI, LP; 969,034 shares held by Technology Partners Fund VII, L.P.; and 61,081 shares held by Technology Partners Affiliates VII, L.P. TP Management VII, LLC serves as the general partner of Technology Partners Fund VII, L.P. and Technology Partners Affiliates VII, L.P. and has sole voting and investment control over the shares owned by Technology Partners Fund VII, L.P. and Technology Partners Affiliates VII, L.P., and may be deemed to own beneficially the shares held by Technology Partners Fund VII, L.P. and Technology Partners Affiliates VII, L.P. TP Management VII, LLC owns no securities of the Company directly. TP Management VI, LLC serves as the general partner of Technology Partners Fund VI, L.P. and has sole voting and investment control over the shares owned by Technology Partners Fund VI, L.P., and may be deemed to own beneficially the shares held by Technology Partners Fund VI, L.P. TP Management VI, LLC owns no securities of the Company directly.
(6)	On January 3, 2008, Laureen DeBuono resigned from her position as Chief Financial Officer of the Company, and the Company announced that it had appointed John F. Glenn to serve as Chief Financial Officer of the Company.
(7)	On March 31, 2008, Bader Bellahsene resigned as Vice President, Research and Development of the Company.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS FOR RELIANT

The following table provides information relating to the beneficial ownership of Reliant’s common stock, assuming conversion of all shares of Reliant’s outstanding convertible preferred stock, as of June 30, 2008, except where otherwise noted, by:

•	each stockholder known by Reliant to own beneficially more than 5% of our common stock;

•	each of Reliant’s chief executive officer, our chief financial officer and our three other most highly compensated executive officers;

•	each of Reliant’s current directors; and

•	all of Reliant’s directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has the sole voting power, shared voting power, or investment power and includes any shares that the individual has the right to acquire within 60 days of June 30, 2008 through the exercise of any stock option or other right. The number and percentage of shares “beneficially owned” is computed on the basis of 10,168,746 shares of Reliant’s common stock outstanding as of June 30, 2008.

Shares of Reliant’s common stock that a person has the right to acquire within 60 days of June 30, 2008 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. To Reliant’s knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person or entity named in the table has sole voting and dispositive power with respect to the shares set forth opposite such person’s or entity’s name. The address for those persons for whom an address is not otherwise provided is c/o Reliant Technologies, Inc., 464 Ellis Street, Mountain View, California 94043.

Beneficial Owner	Number of Shares		Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
5% Stockholders
Individuals and entities affiliated with Three Arch Capital, L.P.	2,381,298	(1)	271,045	25.4%
3200 Alpine Road
Portola Valley, CA 94028
Individuals and entities affiliated with Meritech Capital Partners	1,099,709	(2)	—	10.8%
275 Hamilton Avenue, Suite 200
Palo Alto, CA 94301
Individuals and entities affiliated with Delphi Ventures, L.P.	544,546	(3)	—	5.4%
3000 Sand Hill Road
Menlo Park, CA 94025

Named Executive Officers, Directors and Director Nominee
Eric B. Stang(4)	—		523,666	4.9%
Maynard A. Howe, Ph.D.(5)	1,104,219		82,777	11.6%
Leonard C. DeBenedictis(6)	197,547		166,664	3.5%
Andrew H. Galligan	—		99,999	1.0%
Jeffrey S. Jones	—		105,739	1.0%
Keith J. Sullivan	8,333		77,776	1.0%
Henry E. Gauthier(7)	25,166		194,678	2.1%
William T. Harrington, M.D.(1)	2,381,298		271,045	25.4%
Steven Mendelow(8)	204,998		62,218	2.6%
Glen D. Nelson, M.D.(9)	89,747		23,333	1.1%
Robert J. Quillinan(10)	—		38,606	*
Robert J. Zollars(11)	—		20,000	*
All executive officers and directors as a group (12 persons)	4,011,308		1,666,501	48.1%

*	Indicates ownership of less than 1%.
(1)	Consists of 2,273,808 shares held by Three Arch Capital, L.P. and 107,490 shares held by TAC Associates, L.P. TAC Management L.L.C., the general partner of Three Arch Capital, L.P. and TAC Associates, L.P., has sole voting and dispositive power with respect to the shares held by Three Arch Capital, L.P. and TAC Associates, L.P. The managing members of TAC Management L.L.C., Mark Wan, Wilfred Jaeger and Barclay Nicholson, disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Dr. Harrington, one of our directors, is a member of TAC Management L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(2)	Consists of 1,064,191 shares held by Meritech Capital Partners II, L.P., 27,382 shares held by Meritech Capital Affiliates II, L.P. and 8,136 shares held by MCP Entrepreneur Partners II, L.P. Meritech Management Associates II L.L.C., the general partner of Meritech Capital Partners II, L.P., Meritech Capital Affiliates II and MCP Entrepreneur Partners II L.P., has sole voting and dispositive power with respect to the shares held by Meritech Capital Partners II, L.P., Meritech Capital Affiliates II and MCP Entrepreneur Partners II L.P. The managing members of Meritech Management Associates II L.L.C. are Paul S. Madera and Michael B. Goodwin, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(3)	Consists of 539,155 shares held by Delphi Ventures VII, L.P., and 5,391 shares held by Delphi BioInvestments VII, L.P. (together, the “Delphi Funds”). Delphi Management Partners VII, LLC is the general partner of each of the Delphi Funds. The managing members of Delphi Management Partners VII, LLC are James J. Bochnowski, David L. Douglass, Douglas A. Roeder, John F. Maroney and Deepika R. Pakianathan. Delphi Management Partners VII, LLC and each of the foregoing managing members may be deemed a beneficial owner of the reported shares but each disclaims beneficial ownership except to the extent of any indirect pecuniary interest therein.
(4)	Includes a restricted stock unit for 25,000 shares that is fully vested but was not released at June 30, 2008.
(5)	Includes 1,092,941 shares held by M&M Consortium Holding Limited Partnership of which Dr. Howe is a parnter. Dr. Howe disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.
(6)	Includes 105,881 shares held in a charitable trust for which Mr. DeBenedictis is trustee, 33,333 shares held in an individual retirement account. Mr. DeBenedictis disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.
(7)	Does not include a restricted stock unit for 8,458 shares, which has been deferred until termination of services as a director.
(8)	Includes 33,333 shares held by Teledata Financial Service Employee Profit Sharing Plan, 66,666 shares held by C&P Associates Money Purchase Plan, 33,333 shares held by Cara Mendelow 2005 Trust and 33,333 shares held by Pamela Christian 2005 Trust. Also includes 13,332 shares of common stock issuable upon exercise of warrants held C&P Associates Money Purchase Plan, 6,666 shares of common stock issuable upon exercise of warrants held by Cara Mendelow 2005 Trust and 6,666 shares of common stock issuable upon exercise of warrants held by Pamela Christian 2005 Trust that are exercisable within 60 days after September 30, 2007. Mr. Mendelow disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein. Does not include a restricted stock unit for 7,706 shares, which has been deferred until termination of services as a director.
(9)	Includes 85,303 shares held by GDN Holdings, LLC of which Dr. Nelson is chairman of the board of directors. Dr. Nelson disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein. Does not include a restricted stock unit for 7,706 shares, which has been deferred until termination of services as a director.
(10)	Does not include a restricted stock unit for 5,639 shares, which has been deferred until termination of services as a director.
(11)	Does not include a restricted stock unit for 7,518 shares, which has been deferred until termination of services as a director.

DESCRIPTION OF THERMAGE’S CAPITAL STOCK

Our authorized stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes the significant terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this proxy statement/prospectus/information statement is a part.

Common Stock

As of June 30, 2008, there were 24,057,202 shares of common stock outstanding held of record by approximately 90 stockholders, one of whom was CEDE & Co., a large clearing house that holds shares in its name for banks, brokers and institutions, in order to expedite the sale and transfer of stock. After giving effect to the issuance of common stock in the merger, there will be 47,657,202 shares of common stock outstanding. As of June 30, 2008, there were outstanding options to purchase a total of 4,292,338 shares of our common stock under our equity incentive plans.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The issuance of additional shares of common stock may have a dilutive effect on earnings per share and relative voting power. We could use the shares of common stock that are available for future issuance in dilutive equity financing transactions, or to oppose a hostile takeover attempt or delay or prevent changes in control or changes in or removal of management, including transactions that are favored by a majority of the stockholders or in which the stockholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Warrants

As of June 30, 2008, there were outstanding warrants to purchase 27,778 shares of our common stock at an exercise price of $4.50 per share which will remain exercisable at any time prior to the earlier of November 15, 2009 or the closing of a qualifying acquisition of our company.

Registration Rights

The holders of a significant number of shares of common stock are entitled to certain registration rights with respect to these securities as set forth in an agreement between us and the holders of these securities. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions.

Demand Rights. Until November 2011, subject to specified limitations, the holders of at least 40% of the shares of common stock held by the holders entitled to these registration rights may require that we register all or a portion of these securities for sale under the Securities Act, if the anticipated aggregate offering price of such securities is at least $2.0 million. We may be required to effect up to two such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Incidental Rights. If we propose to register any of our securities under the Securities Act, for sale to the public, either for our own account or for the account of other security holders, or both, other than in connection with:

•	a registration relating solely to our stock option plans or other employee benefit plans; or

•	a registration relating solely to a business combination or merger involving us the holders of these registrable securities are entitled to notice of such registration and are entitled to include their common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Form S-3 Rights. In addition, the holders of in excess of 10% of these registrable securities will have the right to cause us to register all or a portion of these shares on a Form S-3, provided that we are eligible to use this form. We will not be required to effect such a registration unless the aggregate offering price of the shares to be registered, net of underwriting discounts and commissions, would reasonably be expected to exceed $1.0 million, and we will only be required to effect one such registration in any 12-month period and a total of seven such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders. Our amended and restated certificate of incorporation requires a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, the authority of the board of directors to amend the bylaws, the requirement that stockholder actions be effected at a duly called meeting, the designated parties entitled to call a special meeting of the stockholders and the size of the board of directors.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66  2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

NASDAQ Global Market Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “THRM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038, and its telephone number is (718) 921-8200.

MARKET PRICE OF AND DIVIDENDS ON THERMAGE’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock

Thermage common stock is listed on the NASDAQ Global Market under the symbol “THRM” since our initial public offering on November 9, 2006. The following table sets forth high and low closing prices per share for Thermage’s common stock as quoted on the NASDAQ Global Market for the indicated periods.

	Thermage Common Stock
	High	Low
Year Ending December 31, 2008
Fourth Quarter (through October 20, 2008)	$3.57	$1.75
Third Quarter	4.59	2.16
Second Quarter	3.58	2.47
First Quarter	6.32	3.10

Year Ended December 31, 2007
Fourth Quarter	7.98	5.43
Third Quarter	9.08	6.94
Second Quarter	9.10	6.80
First Quarter	10.70	7.00

Year Ended December 31, 2006
Fourth Quarter (beginning November 10, 2006)	8.15	6.40

As of October 17, 2008, there were approximately 90 holders of record of Thermage’s common stock, as shown on the records of the company’s transfer agent. The number of record holders does not include shares held in “street name” through brokers.

Dividend Policy

Thermage has never paid a cash dividend and have no present intention to pay cash dividends in the foreseeable future. The board of directors currently intends to retain any future earnings for use in our business.

Securities Authorized for Issuance under Equity Compensation Plans

The following table includes information as of December 31, 2007 for Thermage’s equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,545,332	$4.07	3,394,052	(1)
Equity compensation plans not approved by security holders	—	—	—

(1)	Our 2006 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2007 fiscal year, equal to the least of: (a) 3.5% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year; (b) 1,800,000 shares, or (c) such other amount as our board of directors may determine; and our 2006 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year, beginning with our 2007 fiscal year, equal to the least of: (a) 2% of the outstanding shares of our common stock on the first day of the fiscal year; (b) 900,000 shares; or (c) such other amount as our board of directors may determine.

MARKET PRICE OF AND DIVIDENDS ON RELIANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock

There is currently no public market for Reliant’s capital stock.

Dividend Policy

Reliant has never declared or paid any cash dividends on its capital stock. Reliant does not anticipate paying any cash dividends on its capital stock for the foreseeable future. In addition, Reliant’s loan agreements with its current lenders contain covenants prohibiting the payment of cash dividends without the lenders’ consent.

COMPARISON OF STOCKHOLDER RIGHTS

The following is a description of the material differences between the rights of holders of Thermage common stock and the rights of holders of Reliant capital stock. While we believe that this description covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the certificates of incorporation and bylaws of Thermage and Reliant. You should carefully read this entire proxy statement/prospectus/information statement and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Thermage and being a stockholder of Reliant. Thermage has filed with the SEC its certificate of incorporation and bylaws and will send copies of these documents to you upon your request. See the section of this proxy statement/prospectus/information statement entitled “Where You Can Find More Information.”

Thermage and Reliant are both Delaware corporations. The rights of each company’s stockholders are generally governed by the law of the State of Delaware and each company’s certificate of incorporation and bylaws. Upon completion of the merger, stockholders of Reliant will become stockholders of Thermage, and the Thermage certificate of incorporation and bylaws will govern the rights of former Reliant stockholders. No changes to the Thermage certificate of incorporation or bylaws will be adopted in connection with the merger.

If you are a holder of shares of Reliant preferred stock, you will be receiving shares of Thermage common stock in exchange for your shares of Reliant preferred stock. As such, there are certain rights you will be foregoing as a holder of Reliant preferred stock (which may further vary depending upon which series of Reliant preferred stock you hold), including, without limitation, liquidation preferences, antidilution protection and other protective provisions.

Authorized Capital Stock

Thermage’s certificate of incorporation, as amended, authorizes the issuance of 110,000,000 shares of capital stock, consisting of:

•	100,000,000 shares of common stock, par value $0.001 per share; and

•

10,00,000 shares of preferred stock, par value $0.001 per share, which may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the board of directors.

Reliant’s certificate of incorporation authorizes the issuance of 71,526,469 shares of capital stock consisting of:

•	43,000,000 shares of common stock, par value $0.001 per share; and

•

28,526,469 shares of preferred stock, par value $0.001 per share, 7,293,375 shares of which have been designated as Series A Preferred Stock, 11,807,434 shares of which have been designated as Series B Preferred Stock, 1,994,302 shares of which have been designated as Series C Preferred Stock, and 4,331,358 shares of which have been designated as Series D Preferred Stock and 3,100,000 shares of which have been designated as Series E Preferred Stock.

Board of Directors

Thermage’s certificate of incorporation and bylaws provide that the authorized number of directors comprising the Thermage board of directors shall be determined from time to time by resolutions of the board of directors, provided the board of directors shall consist of at least one member. The directors of the corporation shall be divided into three classes as nearly equal as is possible, designated Class I, Class II and Class III. The Thermage board of directors currently has six members.

Neither Reliant’s certificate of incorporation nor its bylaws currently fix the number of directors comprising the Reliant board of directors. Reliant’s bylaws provide that the exact number of directors comprising the Reliant board of directors shall be determined by resolution of the Reliant board of directors. The Reliant board of directors currently has nine members.

Removal of Directors

Thermage’s bylaws provide that any director may be removed from office by the stockholders only for cause.

Reliant’s bylaws provide that any director, or the entire board of directors, may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Filling Vacancies on the Board of Directors

Thermage’s bylaws provide that vacancies on the Thermage board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director, and the directors so chosen shall hold office until the next election of the class for which such director shall have been chosen and until their successors are duly elected and qualified or until their earlier resignation or removal.

Reliant’s bylaws provide that vacancies on the Reliant board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the director so chosen shall hold office until the term expires.

Stockholder Action by Written Consent

Thermage’s certificate of incorporation provides that no action required to be taken or that may be taken at any annual or special meeting of the Thermage stockholders may be taken without a meeting, and that the power of the Thermage stockholders to consent in writing without a meeting to the taking of action is specifically denied.

Thermage’s bylaws provide that special meetings of the Thermage stockholders may be called at any time by the board of directors, chairperson of the board of directors, chief executive officer or president (in the absence of a chief executive officer), but such special meetings may not be called by any other person or persons. Thermage’s bylaws provide that special meetings of the Thermage board of directors may be called at any time by the chairperson of the board of directors, the chief executive officer, the president, the secretary or a majority of the authorized number of directors, provided certain notice is given to each of the directors.

Reliant’s bylaws provide that stockholders of Reliant may take any action required by law to be taken at any annual or special meeting of stockholders of Reliant without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Reliant’s bylaws provide that special meetings of the Reliant stockholders may be called by the board of directors, the chairman, if any, the president or any vice president. Reliant’s bylaws provide that special meetings of the Reliant board of directors for any purpose or purposes may be called at any time by the chairman of the board, the president, any two directors, or by the secretary on written request of two or more directors.

Amendment of Certificate of Incorporation

Thermage’s certificate of incorporation may be amended as provided by Delaware law; and all rights conferred upon stockholders therein are granted subject to this reservation.

Reliant’s certificate of incorporation may not be amended without the prior written consent or affirmative vote of the holders of a majority of the then outstanding shares of preferred stock voting together as a single class, and in no event shall be amended in any manner which would seek to avoid the observance or performance of any of the terms to be observed or performed thereunder.

Amendment of Bylaws

Thermage’s certificate of incorporation provides that the Thermage board of directors is expressly authorized to adopt, amend or repeal any or all of Thermage’s bylaws.

Thermage’s bylaws provide that Thermage’s bylaws may be adopted, amended or repealed by Thermage stockholders or the Thermage board of directors, when such power is conferred upon the board of directors by the certificate of incorporation.

Reliant’s bylaws provide that, except for Section 43(h) (Amendment to Indemnification), Reliant’s bylaws may be adopted, amended or repealed at any meeting of the board of directors upon notice thereof or at any meeting of the stockholder by vote of the holders of the majority of the stock issued and outstanding and entitled to vote at such meeting; provided, however, that the board of directors may not amend or repeal Section 45 (Amendments) or any provision of the bylaws which by applicable law, the certificate of incorporation or the bylaws requires action by stockholders.

Indemnification of Officers and Directors

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against liability under Section 145.

Each of Thermage and Reliant’s certificates of incorporation contains a provision eliminating the personal liability of its directors to the company or its stockholders for monetary damages for breach of fiduciary duty as a director.

The bylaws of Thermage generally provide for the indemnification of, and payment of expenses incurred by, its directors, officers, employees and agents to the fullest extent permitted by applicable law. The bylaws of Reliant generally provide for the indemnification of, and payment of expenses incurred by, its directors, officers, employees and agents to fullest extent permitted by applicable law. Thermage and Reliant have also entered into indemnification agreements with their respective directors and officers.

In addition, in accordance with the terms of the merger agreement and upon completion of the merger, Thermage has agreed, as permitted by law, to fulfill and honor the obligations of Reliant pursuant to any indemnification agreements between Reliant and its directors, officers, employees and agents. Subject to the limitations contained in the merger agreement, Thermage has also agreed for a period of six years after the effective time of the merger, to maintain directors’ and officers’ liability insurance covering those persons who were covered by Reliant directors’ and officers’ liability insurance policy as of the effective time of the merger, on comparable terms to those applicable as of the effective time of the merger to Reliant directors and officers and covering all periods prior to the effective time of the merger.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

STOCKHOLDER PROPOSALS

As a Thermage stockholder, you may be entitled to present proposals for action at a future meeting of stockholders, including director nominations.

For a stockholder proposal to be considered for inclusion in the Thermage proxy statement for the annual meeting to be held in 2009, the written proposal must be received by our corporate secretary at our principal executive offices no later than January 28, 2009. If the date of next year’s annual meeting is moved more than 30 days before or after the anniversary date of this year’s annual meeting, the deadline for inclusion of proposals in our proxy statement will instead be a reasonable time before we begin to print and mail next year’s proxy materials. Stockholder proposals must comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and any other applicable rules established by the U.S. Securities and Exchange Commission. Proposals should be addressed to:

Corporate Secretary

Thermage, Inc.

25881 Industrial Boulevard

Hayward, California 94545

If you wish to propose a director candidate for consideration by our board, your recommendation should include information required by our bylaws and should be directed to our corporate secretary at the address of our principal executive offices set forth above. In addition, the stockholder must give submit the recommendation within the time period set forth above for stockholder proposals.

You may contact the corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

LEGAL AND TAX MATTERS

The validity of the shares of Thermage common stock offered in connection with this proxy statement/prospectus/information statement and certain federal income tax consequences of the transaction will be passed upon for Thermage by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California

Cooley Godward Kronish LLP, Palo Alto, California, will pass upon certain federal income tax consequences of the transaction for Reliant.

EXPERTS

The financial statements of Thermage, Inc. as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2007 included in this proxy statement/prospectus/information statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent auditors, has audited the consolidated financial statements of Reliant Technologies, Inc. at December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007, as set forth in their report. Reliant has included its consolidated financial statements in the proxy statement/prospectus/information statement and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Thermage has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Thermage common stock to be issued in connection with the proposed transaction. This proxy statement/prospectus/information statement constitutes the prospectus of Thermage filed as part of the registration statement. This proxy statement/prospectus/information statement does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth below.

In addition, Thermage files annual, quarterly and current reports, proxy and information statements and other information with the SEC under the Exchange Act. Copies of these reports, proxy statements and other information may be inspected and copied at the Public Reference Room maintained by the SEC at:

100 F Street, N.E.

Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a Website that contains reports, proxy statements and other information regarding each of us. The address of the SEC website is http://www.sec.gov.

You may also obtain these documents and any additional information about Thermage by making a request in writing or by telephone at the following:

Requests for documents relating to Thermage and Reliant should be directed to:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders Call Toll-Free: 888-750-5834

Banks and Brokers Call Collect: 212-750-5833

or

Thermage, Inc.

Investor Relations

25881 Industrial Boulevard

Hayward, CA 94545

(510) 259-7117

IR@thermage.com

Thermage stockholders should contact Innisfree M&A Incorporated or Thermage Investor Relations at the address or telephone number listed above with any questions about the merger.

Reliant Technologies, Inc.

464 Ellis Street

Mountain View, CA 94043

(650) 605-2275

Attn: Marta Woods

Reliant stockholders should contact Reliant at the address or telephone number listed above with any questions about the merger. Reliant maintains a website with the address www.reliant-tech.com which includes additional information about Reliant.

Information on Thermage and Reliant Web Sites

Information on any Thermage Internet website or Reliant website, including Reliant’s product website located at www.fraxel.com, is not part of this document and Thermage stockholders should not rely on that information in deciding whether to approve the issuance of shares of Thermage common stock pursuant to the merger agreement, unless that information is also in this proxy statement/prospectus/information statement.

THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/ PROSPECTUS/INFORMATION STATEMENT NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT WILL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT. INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THERMAGE HAS BEEN PROVIDED BY THERMAGE, AND INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS/ INFORMATION STATEMENT REGARDING RELIANT HAS BEEN PROVIDED BY RELIANT.

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF THERMAGE, INC.

Three and six month periods ended June 30, 2008 and 2007

FINANCIAL STATEMENTS OF THERMAGE, INC.

Years ended December 31, 2007, 2006 and 2005

The Financial Statement Schedule of the Registrant for the years ended December 31, 2007, 2006 and 2005 is filed as part of this Report as required to be included in Item 8 and should be read in conjunction with the Financial Statements of the Registrant:

Page
Schedule II Valuation and Qualifying Accounts	F-44

All other required schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the Financials Statements or the Notes thereto.

CONSOLIDATED FINANCIAL STATEMENTS OF RELIANT TECHNOLOGIES, INC.

Six month periods ended June 30, 2007 and 2008

Years ended December 31, 2005, 2006 and 2007

Thermage, Inc.

CONDENSED BALANCE SHEETS

(in thousands of dollars, except share and per share data)

(Unaudited)

	June 30, 2008	December 31, 2007(1)
ASSETS
Current assets
Cash and cash equivalents	$15,358	$13,650
Marketable investments	36,882	38,707
Accounts receivable, net	7,079	4,809
Inventories, net	5,855	6,639
Prepaid expenses and other current assets	1,438	1,782

Total current assets	66,612	65,587
Property and equipment, net	2,876	3,000
Other assets	142	140

Total assets	$69,630	$68,727

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	$1,263	$1,341
Accrued liabilities	5,588	6,850
Current portion of deferred revenue	1,483	1,544
Customer deposits	35	18

Total current liabilities	8,369	9,753
Deferred rent, net of current portion	100	47
Deferred revenue, net of current portion	570	601
Other liabilities	222	208

Total liabilities	9,261	10,609

Contingencies (Note 6)

Stockholders’ equity
Preferred stock, $0.001 par value
10,000,000 shares authorized
none issued and outstanding	—	—
Common stock, $0.001 par value
100,000,000 shares authorized
24,057,202 and 23,605,415 shares issued and outstanding at June 30, 2008 and
December 31,2007, respectively	24	24
Additional paid-in capital	102,164	99,588
Deferred stock-based compensation	(3)	(4)
Accumulated other comprehensive income	(109)	19
Accumulated deficit	(41,707)	(41,509)

Total stockholders’ equity	60,369	58,118

Total liabilities and stockholders’ equity	$69,630	$68,727

(1)	December 31, 2007 condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The accompanying notes are an integral part of these condensed financial statements.

Thermage, Inc.

CONDENSED STATEMENTS OF OPERATIONS

(in thousands of dollars, except share and per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net revenue	$17,881	$17,499	$34,112	$32,654
Cost of revenue	4,095	4,818	8,453	8,970

Gross margin	13,786	12,681	25,659	23,684

Operating expenses
Sales and marketing	6,993	6,815	14,415	13,189
Research and development	2,173	2,232	4,904	4,698
General and administrative	3,046	2,784	7,598	5,467

Total operating expenses	12,212	11,831	26,917	23,354

Income (loss) from operations	1,574	850	(1,258)	330
Interest and other income	543	598	1,146	1,184

Income (loss) before income taxes	2,117	1,448	(112)	1,514
Provision for income taxes	(78)	(140)	(86)	(147)

Net income (loss)	$2,039	$1,308	$(198)	$1,367

Net income (loss) per share
Basic	$0.09	$0.06	$(0.01)	$0.06

Diluted	$0.08	$0.05	$(0.01)	$0.06

Weighted average shares outstanding used in calculating net income (loss) per share
Basic	23,855,246	23,104,942	23,743,043	23,041,983

Diluted	24,418,630	24,735,037	23,743,043	24,761,794

The accompanying notes are an integral part of these condensed financial statements.

Thermage, Inc.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

(Unaudited)

	Six Months Ended June 30,
	2008	2007
Cash flows provided by (used in) operating activities
Net income (loss)	$(198)	$1,367
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	666	741
Interest receivable on stockholder notes	—	(2)
Amortization of premium on marketable investments	121	—
Loss on disposal on property, plant and equipment	6	11
Stock-based compensation	1,902	2,483
Allowance for doubtful accounts	(49)	(21)
Reserve for excess and obsolete inventory	(16)	(71)
Change in assets and liabilities
Accounts receivable	(2,221)	(2,536)
Inventories	761	(318)
Prepaid expenses and other current assets	344	690
Other non-current assets	(2)	(37)
Accounts payable	(104)	185
Accrued and other liabilities	(1,237)	(433)
Deferred revenue	(92)	669
Customer deposits	17	(18)
Deferred rent	53	(37)

Net cash provided by (used in) operating activities	(49)	2,673

Cash flows provided by (used in) investing activities
Acquisition of property and equipment	(499)	(352)
Purchase of marketable investments	(8,574)	—
Proceeds from sale of marketable investments	10,150	—

Net cash provided by (used in) investing activities	1,077	(352)

Cash flows provided by financing activities
Proceeds from exercise of stock options	484	308
Proceeds from employee stock purchase plan	196	514
Payments of capitalized IPO related costs	—	(409)

Net cash provided by financing activities	680	413

Net increase in cash and cash equivalents	1,708	2,734
Cash and cash equivalents at beginning of period	13,650	45,915

Cash and cash equivalents at end of period	$15,358	$48,649

The accompanying notes are an integral part of these condensed financial statements.

Thermage, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(in thousands of dollars, except share and per share amounts)

(Unaudited)

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Thermage, Inc. (the “Company”) develops, manufactures, and markets radiofrequency-based equipment and disposable products for non-invasive treatment of wrinkles. The Company was incorporated in California on January 11, 1996 and reincorporated in Delaware on September 10, 2001. The Company commercially launched its first products in October 2002.

Basis of Presentation

The unaudited interim condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of the date of the interim balance sheet and results of operations and cash flows for the interim periods. The condensed balance sheet at December 31, 2007 was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. The results for the three and six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008 or for any other interim period or for any future year.

These unaudited interim condensed financial statements should be read in conjunction with the financial statements and notes for the year ended December 31, 2007 included in the Company’s Annual Report on Form 10-K.

Adoption of SFAS No. 157 and SFAS No. 159

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (“SFAS No. 157”). This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosure on fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position FAS 157-2, Effective Date of FASB Statement No. 157, which deferred the effective date of SFAS No. 157 for one year, as it relates to non-financial assets and liabilities. The partial adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact to the Company’s financial position, results of operations or cash flow. See Note 4 under the caption of cash, cash equivalents and marketable investment for further discussion and disclosure.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS115 (“SFAS No. 159”). SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and is applied prospectively. The Company has not expanded its eligible items subject to the fair value option under SFAS No. 159.

Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the Company’s Annual Report on Form 10-K filed on March 14, 2008, and have not changed since December 31, 2007, with the exception of adoption of SFAS No. 157 and SFAS No. 159.

Thermage, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(CONTINUED)

(in thousands of dollars, except share and per share amounts)

(Unaudited)

Segment Information

The Company operates in one business segment, which encompasses the developing, manufacturing and marketing of radiofrequency based equipment for the aesthetics market. Management uses one measurement of profitability and does not segregate its business for internal reporting. All long-lived assets are maintained in the United States.

The following table summarizes net revenue by product:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
RF generators	$4,274	$5,514	$8,692	$9,406
ThermaTips and other consumables	13,196	11,518	24,590	22,358

Net revenue from products	17,470	17,032	33,282	31,764
Services and other	411	467	830	890

Total net revenue	$17,881	$17,499	$34,112	$32,654

The following table summarizes net revenue by geographic region:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
United States	$8,952	$9,347	$17,189	$16,980
Asia Pacific	4,594	3,640	8,114	6,868
Europe/Middle East	2,216	2,934	5,272	5,589
East Rest of the world	2,119	1,578	3,537	3,217

Total net revenue	$17,881	$17,499	$34,112	$32,654

NOTE 2—NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period as reduced by the weighted average unvested common shares subject to repurchase by the Company.

Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of each class of potential common shares is dilutive. Potential common shares include common stock subject to repurchase rights, incremental shares of common stock issuable upon the exercise of stock options and warrants, incremental shares of common stock issuable under employee stock purchase plans and restricted stock units. The dilutive effect of potential common shares is reflected in diluted net income (loss) per share by application of the treasury stock method, which includes consideration of stock-based compensation required by Statement of Financial Accounting Standards No. 123R, Share-Based Payment (revised 2004), or (“SFAS 123R”), and SFAS No. 128, Earnings Per Share.

Thermage, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(CONTINUED)

(in thousands of dollars, except share and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Historical net income (loss) per share:
Numerator
Net income (loss)	$2,039	$1,308	$(198)	$1,367

Denominator
Weighted-average shares outstanding	23,855,246	23,109,317	23,743,043	23,046,983
Less weighted-average unvested common shares subject to repurchase	—	(4,375)	—	(5,000)

Denominator for basic net income (loss) per share	23,855,246	23,104,942	23,743,043	23,041,983
Dilutive potential common shares used in computing diluted net income per share	563,384	1,630,095	—	1,719,811

Denominator for diluted net income (loss) per share	24,418,630	24,735,037	23,743,043	24,761,794

Basic net income (loss) per share	$0.09	$0.06	$(0.01)	$0.06

Diluted net income (loss) per share	$0.08	$0.05	$(0.01)	$0.06

The following outstanding options, warrants, common stock issuable under the Employee Stock Purchase Plan and restricted stock units were excluded from the computation of diluted net income (loss) per common share for the periods presented because including them would have had an antidilutive effect:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Options to purchase common stock	3,009,138	1,045,732	4,292,338	983,750
Warrants to purchase common stock	27,778	—	27,778	—
Common stock issuable under Employee Stock Purchase Plan	73,498	—	73,498	—
Restricted stock units	2,500	—	2,500	—

NOTE 3—RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued Statement No. 141 (revised), Business Combinations (“SFAS No. 141(R)”). The statement changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for preacquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is evaluating the impact that the statement will have, if any, on its financial statements.

Thermage, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(CONTINUED)

(in thousands of dollars, except share and per share amounts)

(Unaudited)

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). The standard changes the accounting for non-controlling (minority) interests in consolidated financial statements including the requirements to classify non-controlling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to non-controlling interests reported as part of consolidated earnings. Additionally, SFAS 160 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is evaluating the impact that the statement will have, if any, on its financial statements.

In February 2008, the FASB issued FASB Staff Position FAS 157-2, which deferred the effective date of SFAS No. 157 for one year, effective for fiscal years beginning after November 15, 2008, as it relates to non-financial assets and liabilities. The Company has not determined the effect, if any, the adoption of this statement will have on its results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. This statement amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements with an enhanced understanding of: a. How and why an entity uses derivative instruments, b. How derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and c. How derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company has not determined, the effect, if any, the adoption of this statement will have on its results of operations or financial position.

NOTE 4—BALANCE SHEET DETAIL

Cash, Cash Equivalent and Marketable Investments

The Company considers all highly liquid investments, with an original maturity of three months or less at the time of purchase to be cash equivalents. Investments in debt securities are accounted for as “available-for-sale” securities held for use in current operations and are classified in current assets as “Marketable Investments”. Cash, cash equivalents and marketable investments consist of the following:

June 30, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Checking and money market accounts	$15,358	$—	$—	$15,358
Corporate and Euro dollar bonds	17,550	28	(40)	17,538
Medium and short term notes	19,441	—	(97)	19,344

	$52,349	$28	$(137)	$52,240

Reported as:
Cash and cash equivalents	$15,358	$—	$—	$15,358
Marketable investments	36,991	28	(137)	36,882

	$52,349	$28	$(137)	$52,240

Thermage, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(CONTINUED)

(in thousands of dollars, except share and per share amounts)

(Unaudited)

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Checking and money market accounts	$13,650	$—	$—	$13,650
Corporate and Euro dollar bonds	15,517	9	—	15,526
Medium and short term notes	15,719	10	—	15,729
Certificates of deposit	2,502	—	—	2,502
Auction rate securities	4,950	—	—	4,950

	$52,338	$19	—	$52,357

Reported as:
Cash and cash equivalents	$13,650	$—	$—	$13,650
Marketable investments	38,688	19	—	38,707

	$52,338	$19	$—	$52,357

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures its cash equivalents and marketable investments at fair value.

The Company’s cash equivalents and marketable investments are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Fair value hierarchy of the Company’s cash equivalents and marketable investments in connection with our adoption of SFAS No. 157 is as follows:

		Fair Value Measurements at Reporting Date using
	Fair Market Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)
Money market funds	$14,060	$14,060	$—
Corporate and Euro dollar bonds	17,538	—	17,538
Medium and short term notes	19,344	—	19,344

Thermage, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(CONTINUED)

(in thousands of dollars, except share and per share amounts)

(Unaudited)

Inventories, Net

Inventories, net consist of the following:

	June 30, 2008	December 31, 2007
Raw materials	$2,254	$2,382
Work-in-process	298	931
Finished goods	3,303	3,326

	$5,855	$6,639

Accrued Liabilities

Accrued liabilities consist of the following:

	June 30, 2008	December 31, 2007
Marketing expenses	$218	$282
Travel and entertainment	269	276
Warranty	553	577
Sales and use tax	226	162
Payroll and related expenses	2,924	4,181
Professional fees	390	447
Fixed assets	12	30
Accrued claims	364	331
Accrued inventory purchases	199	48
Other	433	516

	$5,588	$6,850

NOTE 5—WARRANTY AND SERVICE CONTRACTS

Standard Warranty

The Company currently accrues for the estimated cost to repair or replace products under warranty at the time of sale. A summary of standard warranty accrual activity is shown below:

	Six Months Ended June 30,
	2008	2007
Balance at beginning of period	$577	$329
Accruals for warranties issued during the period	198	370
Accruals related to pre-existing warranties (including changes in estimates)	—	17
Settlements made during the period	(222)	(232)

Balance at end of period	$553	$484

Thermage, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(CONTINUED)

(in thousands of dollars, except share and per share amounts)

(Unaudited)

Extended Warranty Contracts

The Company sells extended warranty contracts to its customers. At the time of sale, the Company defers the amounts billed for such service contracts. Deferred service contract revenue is recognized on a straight-line basis over the period of the applicable extended warranty contract. A summary of extended warranty contract activity is shown below:

	Six Months Ended June 30,
	2008	2007
Balance at beginning of period	$1,471	$1,646
Payments received	433	733
Revenue recognized	(476)	(551)

Balance at end of period	$1,428	$1,828

Under extended warranty contracts, the Company incurred costs of $73 and $187 during the three and six months ended June 30, 2008, respectively, and costs of $116 and $243 during the three and six months ended June 30, 2007, respectively.

NOTE 6—CONTINGENCIES

Contingencies

From time to time, the Company is involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial statements and future cash flows of the Company.

The Company advised Alma Lasers, Ltd. and Alma Lasers, Inc. (together “Alma”) in February 2006 that Alma’s Accent product infringed numerous Thermage patents. On April 26, 2007, Alma filed a lawsuit against the Company in the United States District Court for the District of Delaware requesting declaratory judgment that Alma’s Accent product does not infringe Thermage’s patents and that Thermage’s patents are invalid. Management believes that the Company has meritorious defenses in this action and intends to defend the action vigorously. On June 20, 2007, the Company filed counterclaims in the United States District Court for the District of Delaware asserting that Alma’s Accent XL and Harmony devices infringe 10 Thermage U.S. patents. The counterclaims were amended on December 10, 2007 to include a claim of infringement of an eleventh Thermage patent. In addition to damages and attorney fees, the Company is asking the Court to enjoin Alma from further infringement. The case is active and discovery is ongoing. In May and June 2008, Alma filed with the United States Patent and Trademark Office requests that eight of the 11 patents asserted by Thermage be reexamined. Management does not believe the final disposition of these matters will have a material adverse effect on the financial statements and future cash flows of the Company.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representation and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action

Thermage, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(CONTINUED)

(in thousands of dollars, except share and per share amounts)

(Unaudited)

related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its certificate of incorporation, bylaws and individual indemnification agreements, the Company has indemnification obligations to its officers and directors and certain key employees for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such a capacity. There have been no claims to date and the Company has a director and officer insurance policy that enables it to recover a portion of any amount paid for future claims.

NOTE 7—COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) generally represents all changes in stockholders’ equity except those resulting from investments or contributions by stockholders. The Company’s unrealized gain on marketable investments represents the only component of other comprehensive income (loss) that is excluded from net income (loss). The changes in components of comprehensive income (loss) for the periods presented are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net income (loss)	$2,039	$1,308	$(198)	$1,367
Unrealized loss on marketable investments, net of tax	(252)	—	(128)	—

Comprehensive income (loss)	$1,787	$1,308	$(326)	$1,367

NOTE 8—STOCK-BASED COMPENSATION

Stock-based compensation expense recorded under APB No. 25, SFAS No. 123R and EITF No. 96-18 related to options granted to employees and non-employees, Employee Stock Purchase Plan and restricted stock unit awards was allocated to cost of revenue, sales and marketing, research and development and general and administrative expense as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Cost of revenue	$53	$40	$96	$140
Sales and marketing	354	434	772	916
Research and development	82	242	216	553
General and administrative	434	506	818	874

Total stock-based compensation expense	$923	$1,222	$1,902	$2,483

Thermage, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(CONTINUED)

(in thousands of dollars, except share and per share amounts)

(Unaudited)

NOTE 9—SUBSEQUENT EVENTS

On July 7, 2008, the Company and Reliant Technologies, Inc. (“Reliant”) announced that they had entered into a definitive merger agreement under which the Company will acquire Reliant for approximately $25 million in cash and 23.6 million shares of the Company’s common stock, subject to post closing adjustments. In addition, the Company has agreed to provide bridge financing to Reliant in the amount of $5 million. The bridge loan is due and payable on the earliest of (i) one year after the close of the merger, (ii) 10 days after the effectiveness of a change in control of Reliant, or (iii) upon occurrence of an event of default, as defined. The proposed transaction will require stockholder approval. If the proposed transaction were not approved by stockholders, the Company would be required to pay up to $1.3 million of Reliant’s transaction expenses. If the merger agreement is terminated under certain circumstances, the Company would be required to pay Reliant a termination fee of $3.5 million. The proposed transaction is expected to close during the fourth quarter of 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Thermage, Inc.

In our opinion, the accompanying balance sheets and related statements of operations, of stockholders’ equity (deficit), and of cash flows present fairly, in all material respects, the financial position of Thermage, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting, appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our audits which was an integrated audit in 2007. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 11 to the financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

As discussed in Note 3 to the financial statements, the Company changed the manner in which it accounts for free-standing warrants and other instruments on shares that are redeemable in 2005.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 13, 2008

Thermage, Inc.

BALANCE SHEETS

	December 31,
	2007	2006
	(in thousands of dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$13,650	$45,915
Marketable investments	38,707	—
Accounts receivable, net of allowance for doubtful accounts in 2007 and 2006 of $82 and $31, respectively	4,809	3,285
Inventories, net	6,639	5,219
Prepaid expenses and other current assets	1,782	1,717

Total current assets	65,587	56,136
Property and equipment, net	3,000	3,638
Other assets	140	101

Total assets	$68,727	$59,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable	$1,341	$1,398
Accrued liabilities	6,850	7,372
Current portion of deferred revenue	1,544	1,151
Customer deposits	18	62

Total current liabilities	9,753	9,983
Deferred rent, net of current portion	47	55
Deferred revenue, net of current portion	601	716
Other liabilities	208	—

Total liabilities	10,609	10,754

Commitments and contingencies (Note 6)
Stockholders’ equity:
Preferred stock, $0.001 par value:
Authorized: 10,000,000 shares at December 31, 2007 and 2006
Issued and outstanding: none at December 31, 2007 and 2006	—	—
Common stock, $0.001 par value:
Authorized: 100,000,000 shares at December 31, 2007 and 2006
Issued and outstanding: 23,605,415 and 22,906,851 shares at December 31, 2007 and 2006, respectively	24	23
Additional paid-in capital	99,588	93,418
Deferred stock-based compensation	(4)	(6)
Notes receivable from stockholders	—	(125)
Accumulated other comprehensive income	19	—
Accumulated deficit	(41,509)	(44,189)

Total stockholders’ equity	58,118	49,121

Total liabilities and stockholders’ equity	$68,727	$59,875

The accompanying notes are an integral part of these financial statements.

Thermage, Inc.

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2006	2005
	(in thousands of dollars, except share and per share data)
Net revenue	$63,101	$54,320	$40,655
Cost of revenue	15,976	15,259	12,309

Gross margin	47,125	39,061	28,346

Operating expenses
Sales and marketing	26,195	24,071	19,997
Research and development	9,099	9,639	8,908
General and administrative	11,300	9,973	7,414
Litigation settlement gain	—	—	(1,646)

Total operating expenses	46,594	43,683	34,673

Income (loss) from operations	531	(4,622)	(6,327)
Interest and other income	2,520	768	340
Interest, warrants and other expenses	—	(55)	(1,549)

Income (loss) before income taxes and cumulative effect of change in accounting principle	3,051	(3,909)	(7,536)
Provision for income taxes	(271)	—	—

Net income (loss) before cumulative effect of change in accounting principle	2,780	(3,909)	(7,536)
Cumulative effect of change in accounting principle (Note 3)	—	—	(697)

Net income (loss)	$2,780	$(3,909)	$(8,233)

Net income (loss) per share—basic and diluted:
Before cumulative effect of change in accounting principle			$(2.06)
Cumulative effect of change in accounting principle (Note 3)			(0.19)

Net income (loss) per share—basic	$0.12	$(0.60)	$(2.25)

Net income (loss) per share—diluted	$0.11	$(0.60)	$(2.25)

Weighted average shares outstanding used in calculating net income (loss) per common share:
Basic	23,241,031	6,561,648	3,664,990

Diluted	24,884,458	6,561,648	3,664,990

The accompanying notes are an integral part of these financial statements.

Thermage, Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Notes Receivable from Stockholders	Accumulated Deficit	Accumulated other comprehensive income	Total Stockholders’ Equity (Deficit)
	Shares	Amount
	(in thousands of dollars, except share amounts)
Balances, December 31, 2004	4,086,328	$4	$3,227	$—	$(624)	$(32,047)	$—	$(29,440)
Exercise of stock options	51,446	—	47	—	—	—	—	47
Issuance of stock options in connection with 2004 employee bonus accrual	—	—	73	—	—	—	—	73
Interest receivable on notes for exercise of stock options	—	—	—	—	(20)	—	—	(20)
Deferred stock-based employee compensation	—	—	3,865	(3,865)	—	—	—	—
Amortization of deferred stock-based employee compensation	—	—	—	324	—	—	—	324
Nonemployee stock compensation expense	—	—	132	—	—	—	—	132
Reduction of notes receivable upon common stock repurchase	(100,000)	—	(46)	—	46	—	—	—
Reclassification of preferred stock warrants upon adoption of FSP No. 150-5	—	—	(1,616)	—	—	—	—	(1,616)
Net loss	—	—	—	—	—	(8,233)	—	(8,233)

Balances, December 31, 2005	4,037,774	4	5,682	(3,541)	(598)	(40,280)	—	(38,733)
Issuance of common stock from initial public offering, net of issuance costs	6,150,000	6	38,328	—	—	—	—	38,334
Conversion of redeemable convertible preferred stock to common stock at initial public offering	12,406,134	12	48,918	—	—	—	—	48,930
Conversion of warrants from warrants for preferred stock to warrants for common stock	—	—	95	—	—	—	—	95
Exercise of stock options	415,027	1	459	—	—	—	—	460
Amortization of deferred stock-based employee compensation	—	—	—	191	—	—	—	191
Interest receivable on notes for exercise of stock options	—	—	—	—	(4)	—	—	(4)
Elimination of deferred stock-based compensation due to modification of options under SFAS No. 123R	—	—	(3,344)	3,344	—	—	—	—

The accompanying notes are an integral part of these financial statements.

Thermage, Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)—(CONTINUED)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Notes Receivable from Stockholders	Accumulated Deficit	Accumulated other comprehensive income	Total Stockholders’ Equity (Deficit)
	Shares	Amount
	(in thousands of dollars, except share amounts)
Employee stock-based compensation expense recognized under SFAS No. 123R, net of estimated forfeitures	—	—	3,126	—	—	—	—	3,126
Reduction of notes receivable upon common stock repurchase	(102,084)	—	(46)	—	46	—	—	—
Collection of notes and interest receivable	—	—	—	—	431	—	—	431
Nonemployee stock compensation expense	—	—	200	—	—	—	—	200
Net loss	—	—	—	—	—	(3,909)	—	(3,909)

Balances, December 31, 2006	22,906,851	23	93,418	(6)	(125)	(44,189)	—	49,121
Exercise of stock options	475,230	1	689	—	—	—	—	690
Amortization of deferred stock-based employee compensation	—	—	—	2	—	—	—	2
Issuance of common stock in settlement of restricted stock units, net of shares withheld for employee taxes	59,999	—	738	—	—	—	—	738
Issuance of common stock under employee stock purchase plan	167,085	—	952	—	—	—	—	952
Charge to retained earnings upon adoption of FIN 48	—	—	—	—	—	(100)	—	(100)
Employee stock-based compensation expense recognized under SFAS No. 123R, net of estimated forfeitures	—	—	3,658	—	—	—	—	3,658
Repurchase of unvested common stock	(3,750)	—	(15)	—	—	—	—	(15)
Collection of notes and interest receivable	—	—	—	—	125	—	—	125
Nonemployee stock compensation expense	—	—	128	—	—	—	—	128
Tax benefit from exercise of stock options	—	—	20	—	—	—	—	20
Components of comprehensive income:
Net income	—	—	—	—	—	2,780	—	2,780
Other comprehensive income	—	—	—	—	—	—	19	19

Total comprehensive income								2,799

Balances, December 31, 2007	23,605,415	$24	$99,588	$(4)	$—	$(41,509)	$19	$58,118

The accompanying notes are an integral part of these financial statements.

Thermage, Inc.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
	(in thousands of dollars)
Cash flows from operating activities
Net income (loss)	$2,780	$(3,909)	$(8,233)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,386	2,079	1,995
Amortization of premium on marketable investments	(55)	—	—
Interest receivable on stockholder notes	—	44	(20)
Amortization of warrants on notes payable	—	165	20
Changes in preferred stock warrant liability	—	(836)	2,136
Loss on disposal of property, plant and equipment	56	18	4
Stock-based compensation	4,798	3,517	456
Tax expense from stock option exercises	20	—	—
Allowance for doubtful accounts	51	2	29
Reserve for excess and obsolete inventory	9	(608)	256
Change in assets and liabilities
Accounts receivable	(1,575)	(430)	(1,700)
Inventories	(1,844)	28	1,557
Prepaid expenses and other current assets	(65)	(367)	(413)
Other non-current assets	(39)	12	10
Accounts payable	(57)	(585)	(190)
Accrued and other liabilities	237	2,078	(14)
Deferred revenue	278	69	(126)
Customer deposits	(44)	17	(51)
Deferred rent	(8)	(55)	(32)

Net cash provided by (used in) operating activities	5,928	1,239	(4,316)

Cash flows from investing activities
Acquisition of property and equipment	(903)	(899)	(2,247)
Change in restricted cash	—	107	(64)
Proceeds from sale of property and equipment	—	12	—
Purchase of marketable investments	(60,383)	—	—
Proceeds from sale of marketable investments	21,750	—	—

Net cash used in investing activities	(39,536)	(780)	(2,311)

Cash flows from financing activities
Repayment of equipment leases	—	(13)	(5)
Repayment of notes payable	—	(5,000)	—
Collection of notes receivable from stockholders	125	384	—
Proceeds from exercise of stock options	690	460	47
Repurchase of unvested common stock	(15)	—	—
Proceeds from exercise of preferred stock warrants	—	755	—
Proceeds from employee stock purchase plan	952	—	—
Proceeds from notes payable	—	—	5,000
Proceeds from IPO, net of capitalized IPO related costs	(409)	38,749	—

Net cash provided by financing activities	1,343	35,335	5,042

Net increase (decrease) in cash and cash equivalents	(32,265)	35,794	(1,585)
Cash and cash equivalents at beginning of year	45,915	10,121	11,706

Cash and cash equivalents at end of year	$13,650	$45,915	$10,121

Supplemental disclosure of cash flow information
Cash paid for interest	$—	$607	$82
Cash paid for taxes	161	—	158
Supplemental disclosure of significant non-cash investing and financing activities
Reclassification of preferred stock warrants upon adoption of FSP 150-5	—	—	1,616
Issuance of preferred stock upon net exercise of preferred stock warrants	—	882	—
Conversion of redeemable convertible preferred stock to common stock at initial public offering	—	48,930	—

The accompanying notes are an integral part of these financial statements.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS

(In thousands of dollars, except share and per share amounts)

NOTE 1—THE COMPANY

Background

Thermage, Inc. (the “Company”) develops, manufactures, and markets radiofrequency-based equipment and disposable products for the non-invasive treatment of wrinkles. The Company was incorporated in California on January 11, 1996 and reincorporated in Delaware on September 10, 2001. The Company commercially launched its first products in October 2002.

Initial Public Offering

On November 9, 2006, the Company completed an initial public offering (“IPO”) of 6,000,000 shares of its common stock at $7.00 per share. Additionally, on December 8, 2006, the underwriters partially exercised their over-allotment option and purchased 150,000 shares at $7.00 per share. The Company raised approximately $38.3 million, net of underwriting discounts, commissions and other offering costs. Upon the closing of the offering, all the Company’s outstanding shares of redeemable convertible preferred stock converted on a one-to-one basis into 12,406,134 shares of common stock.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents and Marketable Investments

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company accounts for its investment in marketable investments in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Marketable investments are carried at fair value and consist of corporate debt securities, certificates of deposits and auction rate securities which are accounted for as “available-for-sale” securities held for use in current operations and are classified in current assets as “Marketable Investments.” Available-for-sale securities with maturities greater than twelve months are classified as short term as they represent investments that are available for use in current operations.

Realized gains and losses on marketable investments are included in earnings and are determined using the specific identification method. Unrealized holding gains and losses on marketable investments classified as available-for-sale, are excluded from earnings and are reported in accumulated other comprehensive income, net of related tax effects. The amortized cost of debt securities is adjusted for amortization of premium and accretion of discounts to maturity. Such amortization and accretion is included in interest income.

Fair Value of Financial Instruments

Carrying amounts of the Company’s financial instruments, including cash and cash equivalents, marketable investments, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short maturities. Based on the borrowing rates available to the Company for loans with similar terms, the

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

carrying value of the borrowings approximates their fair value. The carrying amounts of restricted cash, other liabilities and other assets approximate their fair values based upon their nature and size. The carrying amount of the preferred stock warrants liability represents its fair value (see note 3).

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of risk consist principally of cash and cash equivalents, marketable investments and accounts receivable. The Company’s cash and cash equivalents are primarily invested in deposits, certificates of deposit and money market accounts with two major banking institutions in the United States. Deposits in these institutions may exceed the amount of insurance provided on such deposits, if any. Management believes that these financial institutions are financially sound and, accordingly, minimal credit risk exists. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company invests in debt instruments and commercial paper of U.S. and foreign corporate issuers, as well as in certificates of deposit and in auction rate securities. To minimize the exposure due to adverse shifts in interest rates, the Company maintained the majority of its investments at a weighted average maturity of one year or less.

Concentration of credit risk with respect to trade accounts receivable is considered to be limited due to the diversity of the Company’s customer base and geographic sales areas. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses.

The Company is subject to risks common to companies in the medical device industry including, but not limited to, new technological innovations, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, product liability and compliance with government regulations. To sustain profitable operations, the Company must successfully design, develop, manufacture and market its products. There can be no assurance that current products will continue to be accepted in the marketplace. Nor can there be any assurance that any future products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed, if at all. These factors could have a material adverse effect on the Company’s future financial results, financial position and cash flows.

Future products developed by the Company may require clearances from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s products will continue to meet the necessary regulatory requirements. If the Company was denied such clearances or such clearances were delayed, it may have a materially adverse impact on the Company.

Accounts Receivable

Accounts receivable are typically unsecured and are derived from revenues earned from customers. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Allowance for doubtful accounts was $82 and $31, respectively, at December 31, 2007 and 2006. Doubtful account write-offs have been insignificant during the years ended December 31, 2007, 2006 and 2005.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

Segment Information

The Company operates in one business segment, which encompasses the developing, manufacturing and marketing of radiofrequency based equipment for the aesthetics market. Management uses one measurement of profitability and does not segregate its business for internal reporting. All long-lived assets are maintained in the United States.

The following table summarizes net revenue by product:

	Years Ended December 31,
	2007	2006	2005
RF generators	$16,328	$13,262	$12,556
ThermaTips and other consumables	45,087	39,436	27,010

Net revenue from products	61,415	52,698	39,566
Services and other	1,686	1,622	1,089

Total net revenue	$63,101	$54,320	$40,655

The following table summarizes net revenue by geographic region:

	Years Ended December 31,
	2007	2006	2005
United States	$32,660	$28,305	$22,751
Asia Pacific	13,350	12,858	9,188
Europe/Middle East	10,875	6,976	4,513
Rest of the world	6,216	6,181	4,203

Total net revenue	$63,101	$54,320	$40,655

Inventories

Inventory is stated at the lower of cost or market, cost being determined on a standard cost basis (which approximates actual cost on a first-in, first-out basis) and market being determined as the lower of replacement cost or net realizable value. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory, deterioration and other factors.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which is five years for furniture and fixtures, three to five years for machinery and equipment, three years for tooling, and three years for software and computers and equipment. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically five years. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

Impairment of Long-Lived Assets

In accordance with the provisions of Statement of Financial Accounting Standards Board (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Through December 31, 2007, there have been no such impairments.

Freestanding Preferred Stock Warrants

Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No. 150. Under SFAS No. 150, the outstanding freestanding warrants that are related to the Company’s convertible preferred stock are classified as liabilities on the balance sheet (see Note 3). The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income or other expense. During the year ended December 31, 2006, warrants to purchase 590,329 shares of preferred stock were net exercised into 364,360 shares of convertible preferred stock and then converted into 364,360 shares of common stock in connection with the Company’s initial public offering in November 2006. Additional preferred stock warrants for 27,778 shares of preferred stock were not exercised upon the Company’s initial public offering and were converted into warrants for common stock. At December 31, 2007 and 2006, there were no outstanding warrants to purchase shares of the Company’s convertible preferred stock.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104. Product revenue is recognized when title and risk of ownership has been transferred, provided that persuasive evidence of an arrangement exists, the price is fixed and determinable, remaining obligations are insignificant and collectibility is reasonably assured. Transfer of title and risk of ownership occurs when the product is shipped to the customer. Revenue is recorded net of customer and distributor discounts. For sales transactions with non-standard extended payment terms, or when collectibility is not reasonably assured, the Company recognizes revenue upon receipt of cash payment.

The Company’s system sales in the United States typically have post-sale obligations of installation and training. These obligations are fulfilled after product shipment, and in these cases, the Company recognizes revenue in accordance with the multiple element accounting guidance set forth in Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables. When the Company has objective and reliable evidence of fair value of the undelivered elements, it defers revenue attributable to the post-shipment obligations and recognizes such revenue when the obligation is fulfilled. Otherwise, the Company will defer all revenue until all elements are delivered. Since the introduction of the new ThermaCool NXT generator in February 2007, the Company continued to sell ThermaCool TC generator to customers in countries where the Company has not yet obtained approval on the new ThermaCool NXT generator. In accordance with EITF 00-21, the Company has deferred the fair value of the customer’s right to upgrade to the ThermaCool NXT generator until the earlier of final delivery or expiration of such rights.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

The Company sells to end-users in the United States and to distributors outside of the United States. Sales to end-users and distributors do not include return rights. The Company typically recognizes revenues upon shipment for sales through independent, third party distributors as the Company has no continuing obligations subsequent to shipment, other than replacement parts warranty coverage. The distributors are responsible for all marketing, sales, installation, training and warranty services for the Company’s products. The Company does not provide price protection or stock rotation rights to any of its distributors. In addition, the Company’s distributor agreements do not allow the distributor to return or exchange products and the distributor is obligated to pay the Company for the sale regardless of whether the distributor is able to resell the product.

The Company offers a three year warranty for systems sold in the United States and a one year replacement parts warranty for systems sold to distributors outside of the United States. The Company also provides a warranty for its consumable products. The Company provides for the estimated cost to repair or replace products under warranty at the time of sale. The Company also offers customers extended warranty service contracts. Revenue from the sale of extended service contracts is recognized on a straight-line basis over the period of the applicable extended contract. The Company also earns service revenue from customers outside of their warranty term or extended service contracts. Such service revenue is recognized as the services are provided.

Shipping and Handling Costs

Shipping and handling costs charged to customers are included in net revenue and the associated expense is included in cost of revenue in the statements of operations

Research and Development Expenditures

Costs related to research, design and development of products are charged to research and development expense as incurred.

Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs were $765, $938 and $788 for the years ended December 31, 2007, 2006 and 2005, respectively.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and its interpretations and complied with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. The Company used the minimum value method in connection with the disclosure provisions of SFAS No. 123. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period, on a straight-line basis.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”), which supersedes previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R shall be applied to option awards granted, modified, repurchased or cancelled after the required effective date. For options granted prior to the SFAS No. 123R effective date, which the requisite service period has not been performed as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB No. 25. For options accounted for under APB No. 25 that were granted prior to January 1, 2006 and then modified after January 1, 2006, the Company will apply SFAS No. 123R to these option grants upon the date of modification. All option grants valued after January 1, 2006 will be expensed on a straight-line basis.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax basis of assets and liabilities, measured at tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Income (loss)

Comprehensive income (loss) generally represents all changes in stockholders’ equity except those resulting from investments, contributions by, or distributions to stockholders. The Company’s unrealized gain (loss) on marketable investments, net of related taxes, represents the only component of comprehensive income (loss) that is excluded from net income (loss).

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period as reduced by the weighted average unvested common shares subject to repurchase by the Company.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

Diluted net income (loss) per share attributed to common shares is computed by dividing the net income (loss) attributable to common shares for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of each class of potential common shares is dilutive. Potential common shares include common stock subject to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of preferred stock and incremental shares of common stock issuable under employee stock purchase plan and restricted stock units. The dilutive effect of potential common shares is reflected in diluted net income (loss) per share by application of the treasury stock method, which includes consideration of stock-based compensation required by Statement of Financial Accounting Standards No. 123R, Share-Based Payment (revised 2004) (“SFAS No. 123R”), and SFAS No. 128, Earnings Per Share.

	Years Ended December 31,
	2007	2006	2005
Historical net income (loss) per share:
Numerator
Net income (loss)	$2,780	$(3,909)	$(8,233)

Denominator
Weighted-average common shares outstanding	23,244,000	6,587,976	4,038,302
Less: weighted-average unvested common shares subject to repurchase	(2,969)	(26,328)	(373,312)

Denominator for basic net income (loss) per share	23,241,031	6,561,648	3,664,990
Dilutive effect of potential common stock	1,640,458	—	—
Dilutive effect of common stock subject to repurchase	2,969	—	—

Denominator for diluted net income (loss) per share	24,884,458	6,561,648	3,664,990

Basic net income (loss) per share	$0.12	$(0.60)	$(2.25)

Diluted net income (loss) per share	$0.11	$(0.60)	$(2.25)

The following outstanding options, common stock subject to repurchase, convertible preferred stock, convertible preferred stock warrants, and common stock issuable under the 2006 Employee Stock Purchase Plan were excluded from the computation of diluted net income (loss) per common share for the periods presented because including them would have had an antidilutive effect:

	Years Ended December 31,
	2007	2006	2005
Options to purchase common stock	1,494,691	3,272,144	3,347,541
Common stock subject to repurchase	—	6,250	203,959
Convertible preferred stock	—	—	12,042,274
Convertible preferred stock warrants	—	—	628,718
Common stock issuable under Employee Stock Purchase Plan	—	92,039	—

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However,

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

on December 14, 2007, the FASB issued FASB Staff Position FAS157-2, which deferred the effective date of SFAS No. 157 for one year, as it relates to non-financial assets and liabilities. The Company has not determined the effect, if any, the adoption of this statement will have on its results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS115 (“SFAS No. 159”). SFAS No. 159 allows companies to chose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial statements.

In December 2007, the FASB issued Statement No. 141 (revised), Business Combinations (“SFAS No. 141(R)”). The statement changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for preacquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is currently evaluating the impact of the pending adoption of SFAS 141(R) on its consolidated financial statements and do not expect any significant impact on the results of operations and financial position upon adoption.

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). The standard changes the accounting for non-controlling (minority) interests in consolidated financial statements including the requirements to classify non-controlling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to non-controlling interests reported as part of consolidated earnings. Additionally, SFAS 160 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is currently evaluating the impact of the pending adoption of SFAS 160 on its results of operations and financial position.

NOTE 3—CHANGE IN ACCOUNTING POLICY

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 (“SFAS 150”) for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 affirms that such warrants are subject to the requirements in SFAS 150, regardless of the timing of the redemption feature or the redemption price. Therefore, under SFAS 150, the freestanding warrants that are related to the purchase of the Company’s convertible preferred stock are liabilities that should be recorded at fair value. The Company previously accounted for freestanding warrants for the purchase of convertible preferred stock under EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”).

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of July 1, 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $697, or $0.19 per share. There was $1,439 of additional expense recorded in other expense to reflect the increase in fair value between July 1, 2005 and December 31, 2005. The pro forma effect of the adoption of FSP 150-5 on the Company’s results of operations for 2005, if applied retroactively, would be as follows:

Year Ended December 31, 2005
Net income (loss)—as reported	$(8,233)

Net income (loss)—assuming retroactive application of accounting principal	$(8,574)

Net income (loss) allocable to common stockholders—as reported	$(8,233)

Net income (loss) allocable to common stockholders—assuming retroactive application of accounting principle	$(8,574)

Basic net income (loss) per share—as reported	$(2.25)

Basic net income (loss) per share—assuming retroactive application of accounting principle	$(2.34)

Diluted net income (loss) per share—as reported	$(2.25)

Diluted net income (loss) per share—assuming retroactive application of accounting principle	$(2.34)

The Company used the Black-Scholes option pricing model to value the convertible preferred stock warrants at each reporting period and upon initial adoption of FSP 150-5. The weighted average assumptions used to value the preferred stock warrants upon adoption of FSP 150-5 and at the end of each subsequent reporting period were as follows:

	December 31, 2005	July 1, 2005
Risk free interest rate	4.36%	3.74%
Remaining contractual life (in years)	3.42	3.76
Dividend yield	—	—
Expected volatility	54%	55%
Fair value of preferred stock	$9.58	$6.78

During the year ended December 31, 2006, 590,329 shares of preferred stock warrants were net exercised into 364,360 shares of convertible preferred stock and then converted into 364,360 shares of common stock in connection with the Company’s initial public offering in November 2006. Additional preferred stock warrants for 27,778 shares of preferred stock were not exercised upon the Company’s initial public offering and were converted into warrants for shares of common stock. The Company recorded a credit of $836 in interest, warrants and other expenses during the year ended December 31, 2006 to reflect the change in fair value of the preferred stock warrants in 2006.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

NOTE 4—BALANCE SHEET DETAIL

Cash, Cash Equivalent and Marketable Investments

The Company considers all highly liquid investments, with an original maturity of three months or less at the time of purchase to be cash equivalents. Investments in debt securities are accounted for as “available-for-sale” securities held for use in current operations and are classified in current assets as “Marketable Investments”. Cash, cash equivalents and marketable investments as of December 31, 2007 consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Checking and money market accounts	$13,650	$—	$—	$13,650
Corporate and Euro dollar bonds	15,517	9	—	15,526
Medium and short term notes	15,719	10	—	15,729
Certificates of deposit	2,502	—	—	2,502
Auction rate securities	4,950	—	—	4,950

	$52,338	$19	$—	$52,357

Reported as:
Cash and cash equivalents	$13,650	$—	$—	$13,650
Marketable investments	38,688	19	—	38,707

	$52,338	$19	$—	$52,357

As of December 31, 2007, the Company held $4,950 in auction rate securities which are variable rate debt instruments, which bear interest rates that reset approximately every 28 days. The auction rate securities owned by the Company were rated AA+ by a major credit rating agency and are either commercially insured or guaranteed by the Federal Family Education Loan Program (FFELP). The underlying securities have contractual maturities which are generally greater than ten years. The auction rate securities are classified as available-for-sale securities and are recorded at fair value. Typically, the carrying value of auction rate securities approximates fair value due to the frequent resetting of the interest rates.

The contractual maturities of cash, cash equivalents and marketable investments as of December 31, 2007 are as follows:

Amounts
Due in less than one year	$30,023
Due in 1-3 years	17,384
Due in 3-5 years	—
Due in 5-10 years	—
Due in greater than 10 years	4,950

Total	$52,357

The investments with maturities greater than 10 years represent auction rate securities which were liquidated in February of 2008 without any loss.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

Inventories, Net

Inventories, net consist of the following:

	December 31,
	2007	2006
Raw materials	$2,382	$2,134
Work-in-process	931	710
Finished goods	3,326	2,375

	$6,639	$5,219

Property and Equipment, Net

Property and equipment, net consists of the following:

	December 31,
	2007	2006
Leasehold improvements	$2,340	$2,611
Furniture and fixtures	691	712
Machinery and equipment	3,948	3,403
Software	703	684
Computers and equipment	1,772	1,833

	9,454	9,243
Less: Accumulated depreciation and amortization	(6,454)	(5,605)

	$3,000	$3,638

Depreciation and amortization expense related to property and equipment was $1,386, $2,079 and $1,995 for the years ended December 31, 2007, 2006 and 2005, respectively.

Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2007	2006
Marketing expenses	$282	$226
Travel and entertainment	276	191
Warranty	577	329
Sales and use tax	162	171
Payroll and related expenses	4,181	3,947
Professional fees	447	269
Fixed assets	30	283
IPO expenses	—	409
Accrued claims	331	477
Accrued inventory purchases	48	294
Other	516	776

	$6,850	$7,372

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

NOTE 5—WARRANTY AND SERVICE CONTRACTS

Standard Warranty

The Company currently accrues for the estimated cost to repair or replace products under warranty at the time of sale. A summary of standard warranty accrual activity is shown below:

	Years Ended December 31,
	2007	2006
Balance at beginning of period	$329	$296
Accruals for warranties issued during the period	562	256
Accruals related to pre-existing warranties (including changes in estimates)	35	58
Settlements made during the period	(349)	(281)

Balance at end of period	$577	$329

Extended Warranty Contracts

The Company sells extended warranty contracts to its customers. At the time of sale, the Company defers the amounts billed for such service contracts. Deferred service contract revenue is recognized on a straight-line basis over the period of the applicable extended warranty contract. A summary of extended warranty contract activity is shown below:

	Years Ended December 31,
	2007	2006
Balance at beginning of period	$1,646	$1,442
Payments received	893	1,243
Revenue recognized	(1,068)	(1,039)

Balance at end of period	$1,471	$1,646

The Company incurred costs of $446, $695 and $453 under extended warranty contracts during the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 6—COMMITMENTS AND CONTINGENCIES

Facility Lease Commitments

In November 2004, the Company entered into a noncancelable operating lease at its current headquarters facility with an expiration date of September 30, 2007. This lease was renewed in December 2006 for another three years through September 30, 2010. Under the terms of the lease, the Company is responsible for its share of taxes, insurance and common area maintenance costs. Rent expense for the years ended December 31, 2007, 2006 and 2005 was $815, $737 and $739, respectively, net of sublease income of $0, $0 and $92, respectively.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

Future minimum lease payments under the Company’s noncancelable operating leases at December 31, 2007 are as follows:

Years Ending December 31,
2008	$989
2009	1,079
2010	835

$2,903

Contingencies

From time to time, the Company is involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial statements and future cash flows of the Company.

The Company advised Alma Lasers, Ltd. and Alma Lasers, Inc. (together “Alma”) in February 2006 that Alma’s Accent product infringed numerous Thermage patents. On April 26, 2007, Alma filed a lawsuit against the Company in the United States District Court for the District of Delaware requesting declaratory judgment that Alma’s Accent product does not infringe Thermage’s patents and that Thermage’s patents are invalid. Management believes that the Company has meritorious defenses in this action and intends to defend the action vigorously. On June 20, 2007, the Company filed counterclaims in the United States District Court for the District of Delaware asserting that Alma’s Accent XL and Harmony devices infringe 10 Thermage U.S. patents. The counterclaim was amended on December 10, 2007 to include a claim of infringement of an eleventh Thermage patent. In addition to damages and attorney fees, the Company is asking the Court to enjoin Alma from further infringement. The case is active and discovery is ongoing. Management does not believe the final disposition of these matters will have a material adverse effect on the financial statements and future cash flows of the Company.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representation and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its certificate of incorporation, bylaws and individual indemnification agreements, the Company has indemnification obligations to its officers, directors and certain key employees for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such a capacity. There have been no claims to date and the Company has a director and officer insurance policy that enables it to recover a portion of any amount paid for future claims.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

NOTE 7—COMMON STOCK

Common Stock

The Company’s amended and restated certificate of incorporation authorizes the Company to issue 100,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends as and when declared by the board of directors subject to the prior rights of the preferred stockholders.

2006 Employee Stock Purchase Plan

On August 2, 2006, the board of directors adopted the 2006 Employee Stock Purchase Plan. A total of 250,000 shares of common stock were reserved for issuance pursuant to the 2006 Employee Stock Purchase Plan. The 2006 Employee Stock Purchase Plan was approved by the Company’s stockholders on August 4, 2006. The 2006 Employee Stock Purchase Plan became effective upon the closing of the Company’s initial public offering. Under the 2006 Employee Stock Purchase Plan, eligible employees are permitted to purchase common stock through payroll deduction at a price of 85% of the lower market value as of the beginning or the end of the six-month offering period. Shares of common stock will be increased on the first day of each fiscal year, commencing in 2007, by an amount equal to the lower of: (i) 900,000 shares; (ii) 2.0% of the outstanding shares of the Company’s common stock on the first day of the fiscal year; or (iii) such other amount as may be determined by the board of directors. Each offering period starts on the first trading day on or after May 15 and November 15 of each year. The Company issued 167,085 and 0 shares of common stock during the years ended December 31, 2007 and 2006, respectively. At December 31, 2006, 541,052 shares remained available for future issuance. In addition, on January 1, 2008, the Company added 472,108 shares to the Plan.

2006 Equity Incentive Plan and 1997 Stock Option Plan

In 1997, the Company adopted the 1997 Stock Option Plan. The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. The Company has reserved 5,940,000 shares of common stock for issuance under the Plan.

On August 2, 2006, the board of directors adopted the 2006 Equity Incentive Plan. A total of 2,750,000 shares of common stock were reserved for issuance pursuant to the 2006 Equity Incentive Plan. In addition, the shares reserved for issuance under the 2006 Equity Incentive Plan included shares reserved but unissued under the Company’s 1997 Stock Option Plan as the result of termination of options or the repurchase of shares. The 2006 Equity Incentive Plan was approved by the Company’s stockholders on August 4, 2006.

Shares of common stock approved under the 2006 Equity Incentive Plan will be increased on the first day of each fiscal year, commencing in 2007, by an amount equal to the lower of: (i) 1,800,000 shares; (ii) 3.5% of the outstanding shares of the Company’s common stock on the last day of the immediately preceding fiscal year; or (iii) such other amount as may be determined by the board of directors. On January 1, 2007, the Company added 826,189 shares to the 2006 Equity Incentive Plan.

Options under the 1997 Stock Option Plan and 2006 Equity Incentive Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the board of directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options granted generally vest over four years.

During the year ended December 31, 2007, under the 2006 Equity Incentive Plan, the board of directors approved the issuance of 110,175 shares of restricted stock units to certain employees. The value of the restricted stock award was based on the closing stock market price on the date of award. These restricted stock units generally vest quarterly over four quarters.

Activity under the 1997 Stock Option Plan and 2006 Equity Incentive Plan is summarized as follows:

	Shares Available for Grant	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2004	207,946	1,964,237	$1.94
Additional shares reserved	1,200,000	—	—
Options granted	(1,908,049)	1,908,049	4.00
Options exercised	—	(51,446)	2.33
Options repurchased or cancelled	573,299	(473,299)	3.00

Balance, December 31, 2005	73,196	3,347,541	2.96
Additional shares reserved	3,000,000	—	—
Options granted	(2,608,386)	2,608,386	2.78
Options exercised	—	(415,027)	1.11
Options repurchased or cancelled	2,370,840	(2,268,756)	4.02

Balance, December 31, 2006	2,835,650	3,272,144	2.31
Additional shares reserved	801,739	—	—
Options granted	(1,111,600)	1,111,600	8.54
Restricted stock units granted	(110,175)	—	—
Options exercised	—	(475,230)	1.45
Options repurchased or cancelled	394,710	(390,960)	5.33
Restricted stock units cancelled	42,676	—	—

Balance, December 31, 2007	2,853,000	3,517,554	$4.06

Information regarding stock options outstanding at December 31, 2007 and 2006 is summarized as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Terms (Years)	Aggregate Intrinsic Value
As of December 31, 2006
Options outstanding	3,272,144	$2.31	7.96	$16,145
Options vested and expected to vest	3,062,406	2.23	7.79	15,300
Options vested	1,644,382	1.46	7.12	9,124
As of December 31, 2007
Options outstanding	3,517,554	4.06	7.60	9,548
Options vested and expected to vest	3,481,634	4.04	7.58	9,509
Options vested	1,963,392	$2.65	6.89	7,107

Included in the above tables are non-employee stock options granted during the years ended December 31, 2007, 2006 and 2005 for 0, 5,000 and 5,000, shares of common stock, respectively. The Company had

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

non-employee stock options outstanding for 40,833, 72,293 and 103,209 shares of common stock, respectively, at December 31, 2007, 2006 and 2005, at weighted average exercise prices of $1.15, $0.59 and $0.65 per share, respectively. The non-employee options outstanding have a weighted average remaining contractual term of 6.08 years and an aggregate intrinsic value of $189 at December 31, 2007.

The options outstanding and currently exercisable by exercise price at December 31, 2007 are as follows:

Options Outstanding				Options Vested and Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.45 - $1.00	180,072	4.57	$0.55	179,030	$0.55
1.10 - 1.10	407,107	5.89	1.10	407,107	1.10
1.90 - 1.90	1,625,931	7.25	1.90	1,053,455	1.90
3.00 - 8.18	355,022	9.10	5.38	74,692	3.70
8.34 - 8.72	353,997	8.92	8.69	78,512	8.70
8.90 - 8.90	80,000	9.53	8.90	16,663	8.90
9.05 - 9.05	302,875	9.09	9.05	59,936	9.05
9.10 - 9.10	10,600	9.24	9.10	—	—
9.39 - 9.39	61,000	8.50	9.39	22,872	9.39
11.00 - 11.00	140,950	8.47	11.00	71,125	11.00

	3,517,554	7.60	$4.06	1,963,392	$2.65

The number of outstanding options vested and exercisable at December 31, 2006 was 1,644,382 options with a weighted average exercise price of $1.46 per share.

Stock Option Repricing in 2006

During March 2006, the Company repriced certain stock option awards held by 116 of its employees. Under the terms of this repricing, the Company repriced employee stock options having an exercise price of $2.00 or above to an exercise price of $1.90 per share. Other than the exercise price, all other terms of the repriced options, such as vesting and contractual life, remained the same. In consideration for the repricing of eligible stock option awards, the employees who were previously granted certain stock option awards on February 2, 2005 were also required to return these awards for cancellation. As a result of this repricing, the Company repriced options to purchase 447,565 shares and options to purchase 1,523,035 unvested shares having a weighted average original exercise price of $4.18 and $4.10, respectively. Such options were repriced at a new exercise price of $1.90 per share. As a result of this repricing, the Company also cancelled 35,216 outstanding employee options with an original exercise price of $4.00 that were granted on February 2, 2005. The Company has accounted for the repricing and cancellation transactions as a modification under SFAS No. 123R and recorded any net incremental fair value related to vested awards as compensation expense on the date of modification. In accordance with SFAS No. 123R, the Company will record the incremental fair value related to the unvested awards, together with unamortized stock-based compensation expense associated with the unvested awards, over the remaining requisite service period of the option holders. In connection with the repriced options, the Company recorded stock compensation expense of $1,421 and $2,008 in the years ended December 31, 2007 and 2006, respectively. The amount of stock based compensation expenses in the year ended December 31, 2006 included incremental compensation cost of $1,605 resulting from the modification.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

Stock-based Compensation under APB No. 25

During the years ended December 31, 2006 and 2005, the Company issued stock options to certain employees with exercise prices below the fair market value of the Company’s common stock at the date of grant, determined with hindsight. During 2005, in accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock options granted and the fair market value of the Company’s stock at the date of grant, determined with hindsight. During the year ended December 31, 2005, the Company recorded deferred stock-based compensation related to these options of $3,865. This deferred stock based compensation is amortized to expense on a straight-line basis over the period during which the Company’s options vest, generally four years. Amortization of deferred stock-based compensation was $2, $191 and $324 during the years ended December 31, 2007, 2006 and 2005, respectively.

The Company granted stock options to employees with exercise prices below estimated fair market value, determined with hindsight, on the date of grant as follows:

Grants Made During Quarter Ended	Number of Options Granted	Weighted Average Exercise Price Per Share	Weighted Average Fair Value Per Share	Weighted Average Intrinsic Value Per Share
March 31, 2005	864,849	$4.00	$4.47	$0.47
June 30, 2005	406,850	$4.00	$5.55	$1.55
September 30, 2005	56,500	$4.00	$7.19	$3.19
December 31, 2005	579,850	$4.00	$8.78	$4.78
March 31, 2006	2,139,184	$1.90	$10.64	$8.74
June 30, 2006	237,500	$3.00	$11.48	$8.48
September 30, 2006	139,350	$11.00	$11.93	$0.93
December 31, 2006	92,352	$10.08	$10.71	$0.63

In connection with the repricing of stock options during the year ended December 31, 2006, the Company followed the provisions of SFAS No. 123R and eliminated its remaining deferred stock-based compensation amounts of $3,344 related to modified stock options. Stock compensation charges for the modified options will be recorded in accordance with SFAS No. 123R.

Stock-based Compensation under EITF No. 96-18

During the years ended December 31, 2006 and 2005, the Company issued options to non-employees. The options generally vest ratably over four years. The values attributable to these options are amortized on a straight line basis over the service period and the unvested portion of these options was remeasured at each vesting date. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The value of the stock options granted were revalued at each reporting date using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and SFAS No. 123R using the following assumptions:

	Years Ended December 31,
	2007	2006	2005
Dividend yield	—	—	—
Risk-free interest rate	4.29%	4.96%	3.86%
Expected volatility	57%	60%	60%
Contractual life (years)	10	10	10

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

The weighted average estimate grant date fair values of the non-employee stock options was $3.31 and $3.31 per share for the years ended December 31, 2006 and 2005, respectively.

The stock-based compensation expense will fluctuate as the deemed fair value of the common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded stock-based compensation expense of $128, $200 and $132 for the years ended December 31, 2007, 2006 and 2005, respectively.

Adoption of SFAS No. 123R

The Company adopted SFAS No. 123R on January 1, 2006. Under SFAS No. 123R, the Company estimated the fair value of each option award on the date of grant using the Black-Scholes option-pricing model using the assumptions noted in the following table. Due to a lack of historical information regarding the volatility of the Company’s own stock price, expected volatility is based on an average of the historical and implied volatility of a peer group of publicly traded entities in the aesthetics market. The expected term of options gave consideration to historical exercises, the vesting term of the Company’s options, the cancellation history of the Company’s options and the options’ contractual term of ten years. The risk-free rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of the date of grant. The assumptions used to value options granted during the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31,
	2007	2006
Dividend yield	—	—
Risk-free interest rate	4.47%	4.77%
Expected volatility	54%	55%
Expected term (years)	4.18	4.25

The assumptions used to value employee stock purchase plan (“ESPP”) shares during the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31,
	2007	2006
Dividend yield	—	—
Risk-free interest rate	4.63%	5.16%
Expected volatility	50%	51%
Expected term (years)	0.51	0.52

Total employee stock-based compensation expenses recorded under SFAS123R during the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31,
	2007	2006
Stock-based compensation expense under SFAS No. 123R:
Employee stock-based compensation expense	$3,327	$3,070
Employee stock purchase plan	330	56
Restricted stock units	1,011	—

Total stock-based compensation under SFAS No. 123R	$4,668	$3,126

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

During the years ended December 31, 2007 and 2006, the Company granted stock options to purchase an aggregate of 1,111,600 and 2,608,386 shares of common stock with an estimated weighted-average grant-date fair value of $4.07 and $8.79 per share, respectively. The amounts for 2006 include new grants and the options that were repriced during March 2006. The total fair value of options that vested during the years ended December 31, 2007 and 2006 was $6,411 and $3,757, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $3,112 and $3,986, respectively. Net cash proceeds from the exercise of stock options were $690 and $460 for the years ended December 31, 2007 and 2006, respectively.

Employee stock-based compensation expense recognized under SFAS No. 123R in the years ended December 31, 2007 and 2006 was $4,668 and $3,126, respectively. The expense was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

At December 31, 2007, the Company had $7,233 of total unrecognized compensation expense under SFAS 123R, net of estimated forfeitures, related to stock options that will be recognized over a remaining weighted-average period of 2.6 years.

At December 31, 2007, the unrecognized compensation cost related to ESPP shares was $92, which will be recognized using the straight-line attribution method over 0.4 years. The weighted average estimated fair values of each stock issuance under the ESPP for the years ended December 31, 2007 and 2006 was $2.02 and $2.14 per share, respectively.

At December 31, 2007, the unrecognized compensation cost related to restricted stock unit awards was $53, which will be recognized using the straight-line attribution method over 0.75 years. The weighted average estimated fair values of each restricted stock unit issuance for the year ended December 31, 2007 was $10.56 per share.

Stock-based compensation expense recorded under APB No. 25, SFAS No. 123R and EITF No. 96-18 related to options granted to employees and non-employees, Employee Stock Purchase Plan and restricted stock unit awards was allocated to cost of revenue, sales and marketing, research and development and general and administrative expense as follows:

	Years Ended December 31,
	2007	2006	2005
Cost of revenue	$288	$73	$4
Sales and marketing	1,796	1,306	216
Research and development	903	666	124
General and administrative	1,811	1,472	112

Total stock-based compensation expense	$4,798	$3,517	$456

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

NOTE 8—COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) generally represents all changes in stockholders’ equity except those resulting from investments or contributions by stockholders. The Company’s unrealized gain on marketable investments represents the only component of other comprehensive income (loss) that is excluded from net income (loss). The changes in components of income (loss) for the periods presented are as follows:

	Years Ended December 31,
	2007	2006	2005
Net income (loss)	$2,780	$(3,909)	$(8,233)
Unrealized gain on marketable investments, net of tax	19	—	—

Comprehensive income (loss)	$2,799	$(3,909)	$(8,233)

NOTE 9—NOTES RECEIVABLE FROM STOCKHOLDERS

In September 2003, a director exercised common stock options to purchase 250,000 shares of restricted common stock at $0.45 per share. The options were originally granted during the year ended December 31, 2002. During 2003, the Company permitted the officer to exercise the option award with a full-recourse note bearing interest at 3.31% per annum. Principal and interest is due on September 22, 2012. In July 2006, the note holder resigned as a director from the Company. In August 2007, the note holder repaid the balance of the note in the amount of $112 plus accrued interest of $15.

NOTE 10—LITIGATION SETTLEMENT GAIN

On July 23, 2004, the Company filed a lawsuit against Syneron Medical LTD (“Syneron”) in the United States District Court, Northern District of California that sought damages and injunctive relief for infringement of six of the Company’s patents that the Company alleged were infringed by Syneron’s systems for non-invasively treating skin. Syneron subsequently filed a patent infringement counterclaim against the Company. As a result of a settlement reached in June 2005, the Company and Syneron have granted each other a non-exclusive paid-up license under their patents asserted in the lawsuit and related patents. In addition, Syneron paid the Company a non-returnable one-time amount of approximately $1,800 in connection with this settlement. External legal fees incurred during the same period in connection with the settlement amounted to $154. In connection with this settlement, the Company has recorded a net gain of $1,646 in operating results during the year ended December 31, 2005.

NOTE 11—INCOME TAXES

The components of the provision for income taxes are as follows:

	Years Ended December 31,
	2007	2006	2005
Current:
Federal	$171	$—	$—
State	100	—	—

Total provision for income taxes	$271	$—	$—

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

The Company’s deferred tax asset consists of the following:

	December 31,
	2007	2006
Net operating loss carryforwards	$9,924	$12,814
Research and development and alternative minimum tax credits	1,855	2,010
Other	1,906	1,975

Total deferred tax assets	13,685	16,799
Less: valuation allowance	(13,685)	(16,799)

Net deferred tax asset	$—	$—

The differences between the U.S. federal statutory income tax rate and the Company’s effective tax rate are as follows:

	Years Ended December 31,
	2007	2006	2005
Tax at federal statutory rate	34.00%	(34.00)%	(34.00)%
State, net of federal benefit	4.02%	(5.83)%	(5.83)%
Meals and entertainment	3.15%	2.56%	0.89%
Other	5.34%	1.45%	0.01%
Benefit for research and development credit	(10.31)%	(3.95)%	(5.62)%
Stock-based compensation	33.24%	35.84%	2.40%
Preferred stock warrant liabilities	—	(1.42)%	7.58%
Tax reserves	3.54%	—	—
Change in valuation allowance	(64.09)%	5.35%	34.57%

Provision for taxes	8.89%	0.00%	0.00%

Based upon the weight of available evidence, which includes the Company’s historical operating performance, lack of taxable income and the accumulated deficit, the Company provided a full valuation allowance against its net deferred tax asset at December 31, 2007 and 2006. The valuation allowance decreased by $3,114 and increased by $209 and $2,611 during the years ended December 31, 2007, 2006 and 2005, respectively.

As of December 31, 2007, the Company has net operating loss carryforwards of approximately $27,400 and $17,100 for federal and state tax purposes, respectively. If not utilized, these carryforwards will begin to expire in 2011 for federal and in 2010 for state purposes.

As of December 31, 2007, the Company has research and development credit carryforwards of approximately $1,000 and $600 for federal and state income tax purposes, respectively. If not utilized, the federal carryforward will expire in various amounts beginning in 2011. The California tax credit can be carried forward indefinitely.

The Internal Revenue Code Section 382 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of the carryforwards could be restricted.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

Adoption of FIN 48

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and de-recognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax position should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. At the adoption date of January 1, 2007, the Company had approximately $800 of unrecognized tax benefits, of which $100 would have affected the Company’s effective tax rate, if recognized. Accordingly, the Company recognized a liability for income taxes associated with uncertain tax positions of $100, with a corresponding charge to beginning balance of accumulated deficit as of January 1, 2007. Additionally, the Company decreased deferred tax asset and its associated valuation allowance by $700.

A reconciliation of the January 1, 2007 through December 31, 2007 amount of unrecognized tax benefits is as follows:

Beginning balance at January 1, 2007	$800
Increases (decreases) of unrecognized tax benefits taken in prior years	—
Increases (decreases) of unrecognized tax benefits related to current year	210
Increases (decreases) of unrecognized tax benefits related to settlements	—
Reductions to unrecognized tax benefits related to lapsing statute of limitations	—

Ending balance at December 31, 2007	$1,010

At December 31, 2007, the Company had $1,010 of unrecognized tax benefits, of which, $208 would affect the Company’s effective tax rate, if recognized. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months. The Company will recognize interests and penalties, when they occur, related to unrecognized tax benefits as a component of income taxes. Interest and penalties are insignificant at December 31, 2007.

The Company is subject to taxation in the U.S. and in various states. Generally, with a few exceptions, the tax years 2004 to 2007 remain open to examination by the major taxing jurisdictions to which the Company is subject. The State of California has recently completed an examination of the Company’s California tax return for the years 2003 and 2004 with no proposed adjustments.

NOTE 12—EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) defined contribution plan covering all employees. Contributions made by the Company are determined annually by the board of directors. The Company made no contributions under this plan for the years ended December 31, 2007, 2006 and 2005.

NOTE 13—RELATED PARTY TRANSACTIONS

During the years ended December 31, 2007, 2006 and 2005, the Company paid $75 each year to a member of its board of directors under the terms of a consulting agreement.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS—(continued)

(In thousands of dollars, except share and per share amounts)

NOTE 14—SUBSEQUENT EVENTS

The Company liquidated its $4,950 position in auction rate securities in February 2008. The Company did not realize any gains or losses as a result of such liquidation.

NOTE 15—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table sets forth the Company’s unaudited quarterly financial results:

	Quarters Ended
	Dec. 31, 2007	Sep. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006	Mar. 31, 2006
Net revenue	$16,582	$13,865	$17,499	$15,155	$14,751	$12,507	$14,631	$12,431
Cost of revenue	3,895	3,111	4,818	4,152	4,087	3,493	3,901	3,778

Gross margin	12,687	10,754	12,681	11,003	10,664	9,014	10,730	8,653

Operating expenses:
Sales and marketing	6,990	6,016	6,815	6,374	6,136	5,785	6,301	5,849
Research and development	2,119	2,282	2,232	2,466	2,510	2,189	2,563	2,377
General and administrative	3,138	2,695	2,784	2,683	2,628	2,688	2,393	2,264

Total operating expenses	12,247	10,993	11,831	11,523	11,274	10,662	11,257	10,490

Income (loss) from operations	440	(239)	850	(520)	(610)	(1,648)	(527)	(1,837)
Interest and other income	674	662	598	586	393	135	126	114
Interest, warrants and other income (expense)	—	—	—	—	1,606	(33)	(579)	(1,049)

Income (loss) before income taxes	1,114	423	1,448	66	1,389	(1,546)	(980)	(2,772)
Provision for income taxes	(124)	—	(140)	(7)	—	—	—	—

Net income (loss)	$990	$423	$1,308	$59	$1,389	$(1,546)	$(980)	$(2,772)

Basic income (loss) per share	$0.04	$0.02	$0.06	$0.00	$0.00	$(0.36)	$(0.23)	$(0.68)

Diluted income (loss) per share	$0.04	$0.02	$0.05	$0.00	$0.00	$(0.36)	$(0.23)	$(0.68)

SCHEDULE II

THERMAGE, INC.

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

For the years ended December 31, 2007, 2006 and 2005

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for doubtful accounts receivable
Year ended December 31, 2005	$—	$29	$—	$29
Year ended December 31, 2006	$29	$2	$—	$31
Year ended December 31, 2007	$31	$79	$28	$82

Reserve for excess and obsolete inventory
Year ended December 31, 2005	$725	$548	$292	$981
Year ended December 31, 2006	$981	$139	$747	$373
Year ended December 31, 2007	$373	$479	$165	$687

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Reliant Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Reliant Technologies, Inc., as of December 31, 2006 and 2007, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliant Technologies, Inc. at December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, on July 1, 2005, Reliant Technologies, Inc., adopted Financial Accounting Standards Board (FASB) Staff Position No. 150-5, “Issuer’s Accounting Under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” and on January 1, 2006 changed its method of accounting for stock based compensation in accordance with guidance provided in FASB Statement No. 123(R), “Share Based Payments.”

/s/    Ernst & Young LLP

Palo Alto, California

August 11, 2008

Reliant Technologies, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,		June 30,
	2006	2007	2008
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,980	$5,714	$5,858
Short-term investments	1,494	—	—
Accounts receivable, net of allowance for doubtful accounts of $45, $213 and $164 at December 31, 2006 and 2007, and June 30, 2008, respectively	8,743	5,433	4,586
Inventories	8,712	9,858	7,951
Related party receivable	28	—	—
Prepaid expenses and other current assets	550	899	868

Total current assets	27,507	21,904	19,263
Property and equipment, net	3,206	3,621	3,831
Intangible assets, net	328	285	264
Other assets	285	326	294

Total assets	$31,326	$26,136	$23,652

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$9,725	$8,126	$7,609
Accrued liabilities	8,226	6,056	4,538
Deferred margin	247	351	62
Deferred training and research and development revenue	—	—	809
Preferred stock warrant liability	7,967	1,505	865
Line of credit obligation	2,000	2,000	3,000
Current portion of notes payable	2,190	2,404	2,719
Current portion of deferred service contract revenue	1,179	1,483	1,401
Current portion of liability for early exercise of employee stock options	12	2	1

Total current liabilities	31,546	21,927	21,004
Non-current portion of notes payable	2,014	2,099	3,270
Non-current portion of deferred rent	221	—	—
Non-current portion of deferred service contract revenue	691	460	307
Non-current portion of liability for early exercise of employee stock options	—	3	2
Commitments and contingencies
Redeemable convertible preferred stock, $0.001 par value per share; 28,526,469 shares authorized at December 31, 2007 and June 30, 2008 respectively; 7,635,676, 8,655,668 and 8,662,890 shares issued and outstanding at December 31, 2006 and 2007, and June 30, 2008, respectively; aggregate liquidation value of $68,749 and $68,782 at December 31, 2007, and June 30, 2008, respectively	45,486	60,660	60,704
Stockholders’ deficit:
Common stock, $0.001 par value per share; 43,000,000 shares authorized at December 31, 2007 and June 30, 2008; 1,070,896, 1,397,739 and 1,421,554 shares issued and outstanding at December 31, 2006 and 2007, and June 30, 2008, respectively	1	1	1
Additional paid-in capital	14,828	22,208	26,289
Accumulated other comprehensive loss	(1)	—	—
Accumulated deficit	(63,460)	(81,222)	(87,925)

Total stockholders’ deficit	(48,632)	(59,013)	(61,635)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$31,326	$26,136	$23,652

The accompanying notes are an integral part of these consolidated financial statements.

Reliant Technologies, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year ended December 31,			Six months ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Net revenues:
Products	$33,699	$56,412	$68,664	$34,478	$38,892
Services and other	101	1,078	1,812	803	2,074

Total net revenues	33,800	57,490	70,476	35,281	40,966

Cost of net revenues:
Products	16,988	26,527	31,692	15,650	14,698
Services and other	—	120	1,029	362	1,534

Total cost of net revenues	16,988	26,647	32,721	16,012	16,232

Gross profit	16,812	30,843	37,755	19,269	24,734

Operating expenses:
Research and development	7,854	10,458	13,932	6,135	6,806
Sales and marketing	9,748	23,343	33,315	16,471	17,832
General and administrative	10,962	17,506	14,575	6,540	6,996

Total operating expenses	28,564	51,307	61,822	29,146	31,634

Loss from operations	(11,752)	(20,464)	(24,067)	(9,877)	(6,900)

Other income (expense):
Interest income	57	544	355	239	25
Interest expense	(762)	(1,533)	(902)	(421)	(473)
Gains (losses) on preferred stock warrant liability	(207)	528	6,676	(734)	651
Other income (expense), net	(46)	30	201	(92)	(3)

Loss before income taxes and cumulative effect of change in accounting principle	(12,710)	(20,895)	(17,737)	(10,885)	(6,700)
Provision for income taxes	(10)	(10)	(25)	(10)	(3)

Net loss before cumulative effect of change in accounting principle	(12,720)	(20,905)	(17,762)	(10,895)	(6,703)
Cumulative effect of change in accounting principle	(5,493)	—	—	—	—

Net loss	$(18,213)	$(20,905)	$(17,762)	$(10,895)	$(6,703)

The accompanying notes are an integral part of these consolidated financial statements.

Reliant Technologies, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2005	6,161,353	$23,425	850,079	$1	$13,325	$(3,323)	$—	$(42,555)	$(32,552)
Issuance of Series D redeemable convertible preferred stock at $15.09 per share, net of issuance costs of $202	1,443,770	21,585	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock upon exercise of warrants	30,553	176	—	—	—	—	—	—	—
Reclassification to Redeemable convertible preferred stock from Preferred stock warrant liability due to warrant exercise	—	300	—	—	—	—	—	—	—
Vesting of common stock from early exercise of stock options	—	—	59,328	—	90	—	—	—	90
Issuance of common stock upon exercise of stock options	—	—	133,603	—	420	—	—	—	420
Issuance of common stock upon exercise of warrants	—	—	27,886	—	42	—	—	—	42
Reversal of deferred stock-based compensation	—	—	—	—	(3,323)	3,323	—	—	—
Employee stock-based compensation expense	—	—	—	—	2,857	—	—	—	2,857
Stock-based compensation to non-employees at fair value	—	—	—	—	1,417	—	—	—	1,417
Comprehensive loss:
Unrealized holding loss on available-for-sale securities	—	—	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	—	—	(20,905)	(20,905)

Total comprehensive loss									(20,906)

Balance at December 31, 2006 (carried forward)	7,635,676	$45,486	1,070,896	$1	$14,828	$—	$(1)	$(63,460)	$(48,632)

Reliant Technologies, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT—(CONTINUED)

(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2006 (brought forward)	7,635,676	$45,486	1,070,896	$1	$14,828	$—	$(1)	$(63,460)	$(48,632)
Issuance of Series E redeemable convertible preferred stock at $15.00 per share, net of issuance costs of $126	999,993	14,874	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock upon exercise of warrants	19,999	118	—	—	—	—	—	—	—
Reclassification to Redeemable convertible preferred stock from Preferred stock warrant liability due to warrant exercise	—	182	—	—	—	—	—	—	—
Vesting of common stock from early exercise of stock options	—	—	5,884	—	7	—	—	—	9
Issuance of common stock upon exercise of stock options	—	—	209,739	—	648	—	—	—	646
Issuance of common stock upon exercise of warrants	—	—	107,887	—	605	—	—	—	605
Issuance of restricted common stock to employees	—	—	—	—	422	—	—	—	422
Issuance of restricted common stock to non-employees	—	—	3,333	—	61	—	—	—	61
Employee stock-based compensation expense	—	—	—	—	5,258	—	—	—	5,258
Stock-based compensation to non-employees at fair value	—	—	—	—	328	—	—	—	328
Stock-based compensation expense in connection with option modifications	—	—	—	—	29	—	—	—	29
Issuance of common stock warrants in connection with line of credit and debt	—	—	—	—	22	—	—	—	22
Comprehensive loss:
Unrealized holding gain on available-for-sale securities	—	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	—	(17,762)	(17,762)

Total comprehensive loss									(17,761)

Balance at December 31, 2007 (carried forward)	8,655,668	$60,660	1,397,739	$1	$22,208	$—	$—	$(81,222)	$(59,013)

Reliant Technologies, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’

DEFICIT—(CONTINUED)

(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2007 (brought forward)	8,655,668	$60,660	1,397,739	$1	$22,208	$—	$—	$(81,222)	$(59,013)
Issuance of Series B redeemable convertible preferred stock upon exercise of warrants	7,222	44	—	—	—	—	—	—	—
Vesting of common stock from early exercise of stock options	—	—	111	—	2	—	—	—	2
Issuance of common stock upon exercise of stock options	—	—	7,037	—	20	—	—	—	20
Issuance of restricted common stock to employees	—	—	16,667	—	737	—	—	—	737
Employee stock based compensation expense	—	—	—	—	2,248	—	—	—	2,248
Stock based compensation to non employees at fair value	—	—	—	—	19	—	—	—	19
Stock based compensation expense in connection with option modifications	—	—	—	—	1,054	—	—	—	1,054
Issuance of common stock warrants in connection with line of credit and debt	—	—	—	—	1	—	—	—	1
Net loss and comprehensive loss	—	—	—	—	—	—	—	(6,703)	(6,703)

Balance at June 30, 2008	8,662,890	$60,704	1,421,554	$1	$26,289	$—	$—	$(87,925)	$(61,635)

The accompanying notes are an integral part of these consolidated financial statements.

Reliant Technologies, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,			Six months ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Operating activities
Net loss	$(18,213)	$(20,905)	$(17,762)	$(10,895)	$(6,703)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation expense related to employees	2,065	2,857	5,680	2,854	2,985
Stock based compensation expense related to non employees	2,965	2,181	563	351	19
Stock based compensation expense related to stock option modifications	1,061	—	29	—	1,054
Stock based compensation expense related to warrants issued in connection with credit facility	201	772	165	123	17
Cumulative effect of change in accounting principle	5,493	—	—	—	—
(Gains) losses on preferred stock warrant liability	207	(528)	(6,676)	734	(640)
Depreciation and amortization	1,008	1,868	2,314	1,192	716
Amortization of investment discounts	—	(145)	(27)	(17)	—
(Gains) losses on sale and retirement of property and equipment	32	3	(26)	84	—
Changes in operating assets and liabilities:
Accounts receivable, net	(786)	(6,297)	3,310	1,236	847
Inventories	(3,283)	(6,229)	(2,061)	(1,577)	1,405
Related party receivable	(47)	19	28	8	—
Prepaid expenses and other assets	(785)	332	(172)	(580)	63
Accounts payable	(59)	6,691	(1,599)	(1,369)	(517)
Accrued liabilities	1,934	5,348	(2,139)	(4,594)	(1,416)
Deferred rent	559	(367)	(252)	(120)	(102)
Deferred service contract revenue	951	191	73	(164)	(235)
Deferred training and research and development revenue	—	—	—	—	809
Deferred margin	659	(662)	104	(57)	(289)

Net cash used in operating activities	(6,038)	(14,871)	(18,448)	(12,791)	(1,987)
Investing activities
Purchase of property and equipment	(1,404)	(1,092)	(1,952)	(570)	(403)
Proceeds from sale of property and equipment	33	—	207	—	—
Purchase of intangible assets	—	(47)	—	—	—
Purchase of investments	—	(8,732)	(1,478)	(1,478)	—
Proceeds from sales and maturities of investments	—	7,382	3,000	1,500	—

Net cash used in investing activities	(1,371)	(2,489)	(223)	(548)	(403)
Financing activities
Proceeds received on loans and line of credit	6,337	1,000	5,500	—	3,500
Payments on loans and line of credit	(1,521)	(2,570)	(5,340)	(1,367)	(1,030)
Proceeds from issuance of preferred stock, net of issuance costs	—	21,585	14,874	14,874	—
Proceeds from exercise of stock options and warrants	329	636	1,371	867	64

Net cash provided by financing activities	5,145	20,651	16,405	14,374	2,534
Net increase (decrease) in cash and cash equivalents	(2,264)	3,291	(2,266)	1,035	144
Cash and cash equivalents at beginning of period	6,953	4,689	7,980	7,980	5,714

Cash and cash equivalents at end of period	$4,689	$7,980	$5,714	$9,015	$5,858

Supplemental disclosure of cash flow information:
Cash paid for interest	$422	$761	$549	$279	$383

Cash paid for taxes	$3	$15	$12	$10	$10

Supplemental schedule of non cash financing activities:
Warrants issued for debt commitments	$825	$—	$244	$—	$11

The accompanying notes are an integral part of these consolidated financial statements.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Description of Business and Basis of Presentation

Reliant Technologies, Inc. (the “Company”) designs, develops, manufactures and markets its Fraxel laser systems (the “Fraxel systems”) for the treatment of aesthetic skin conditions.

Since the Company’s inception in 2001 until September 2004, the Company’s operations consisted primarily of start-up activities, including developing Fraxel technology and the Fraxel system, recruiting personnel and raising capital. The Company has received multiple FDA clearances to market its Fraxel laser system for skin conditions. In September 2004, the Company launched commercial sales of its first Fraxel laser system. The Company markets the Fraxel laser system through a direct sales organization in the United States and markets the Fraxel system in selected international markets primarily through distributors, with direct sales in a few select countries. The Company’s primary customers include dermatologists, plastic surgeons and other qualified practitioners. The Company’s corporate facility is located in Mountain View, California.

In April 2004, the Company entered into a reverse merger with Reliant Merger Sub, Inc., where Reliant Merger Sub, Inc. was the legal survivor following the merger. Since the merger was a transaction between entities under common control, there was no change in the carrying basis of the assets and liabilities of the combined entities and the Company continues to be the accounting survivor following the merger. Accordingly, accumulated deficit in the accompanying consolidated balance sheets represents the results of operations for the Company since its inception. As a result, in April 2004 the Company was incorporated in Delaware under the name Reliant Merger Sub, Inc. and changed its legal name back to Reliant Technologies, Inc.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2008, the statements of operations and cash flows for the six months ended June 30, 2007 and 2008 and the statement of redeemable convertible preferred stock and stockholders deficit for the six months ended June 30, 2008 and related information contained in the notes to the financial statements are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to fairly present the Company’s financial position as of June 30, 2008 and the results of operations and cash flows for the six months ended June 30, 2007 and 2008. The results for the six months ended June 30, 2008 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 2008 or for any other interim period or for any future year.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

Reverse Stock Split

On October 25, 2007, the Company effected a 1-for-3 reverse split of the Company’s preferred and common stock. All share and per share amounts have been retroactively restated in these financial statements and notes for all periods presented for the effect of the reverse stock split.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and judgments that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The Company carries cash, cash equivalents, short-term investments available-for-sale and warrants to purchase preferred stock at fair value. The Company’s other financial instruments, including accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value given their short-term nature. The carrying amounts of borrowings under the Company’s debt facilities approximate fair value based on the current interest rates for similar borrowing arrangements.

Cash, Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with original maturities of three months or less from date of purchase to be cash equivalents, which consists primarily of money market funds, U.S. government securities and other investment grade debt securities that have strong credit ratings.

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management determines the appropriate classification of securities at the time of purchase. The Company classified its investment portfolio at December 31, 2006 as available-for-sale. Available-for-sale securities are carried at fair value as determined based on quoted market prices with unrealized gains and losses reported as a component of accumulated other comprehensive loss in stockholders’ deficit.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income and expense. Realized gains and losses and declines in value judged to be other-than-temporary for available-for-sale securities, if any, are included in interest income and expense and have not been significant to date. Realized gains and losses are computed on a specific identification basis. Interest and dividends are included in interest income.

Accounts Receivable and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers’ financial conditions and generally requires no collateral from its customers. The Company estimates an allowance for doubtful accounts through specific identification of potentially uncollectible accounts based on an analysis of its accounts receivable aging.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Activity related to allowance for doubtful accounts consisted of the following (in thousands):

	Balance at Beginning of Period	Charged to Costs and Expenses	Deduction/ Write offs	Balance at End of Period
Year ended December 31, 2005	$—	$12	$(12)	$—
Year ended December 31, 2006	—	53	(8)	45
Year ended December 31, 2007	45	843	(675)	213
Six months ended June 30, 2008 (unaudited)	213	1	(50)	164

Concentrations of Credit Risk and Financial Instruments

The Company invests cash that is not currently being used for operational purposes in accordance with its investment policy. The policy allows for the purchase of low risk debt securities issued by U.S. government agencies and highly rated banks and corporations subject to certain concentration limits. The maturities of these securities may be no longer than two years.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable. The Company maintains its cash and cash equivalents with two financial institutions in the United States and two financial institutions internationally. Company policy restricts the amount of credit exposure to any one issuer and to any one type of investment. The Company is exposed to credit risks in the event of default by the institutions holding the cash and cash equivalents to the extent of the amounts recorded on the balance sheets.

For the year ended December 31, 2005, one customer in South Korea accounted for 18% of net revenues. For the years ended December 31, 2006 and 2007, and six months ended June 30, 2007 and 2008, no customer accounted for 10% or more of net revenues. As of December 31, 2006, the South Korean customer accounted for 19% of accounts receivable. As of December 31, 2007 and June 30, 2008, a customer in Australia accounted for 11% and 22% of accounts receivable, respectively. No other customers accounted for 10% or more of accounts receivable as of December 31, 2006 and 2007 and June 30, 2008.

Inventories

Inventories are stated at the lower of cost (first in, first out or “FIFO”) or market (net realizable value). Cost components capitalized as inventory include raw materials, labor, shipping and manufacturing overhead. The Company evaluates its ending inventories for estimated excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand within specific time horizons. Inventories in excess of future demand are written down to their net realizable value. In addition, the Company assesses the impact of changing technology on its inventory-on-hand and writes-off inventories that are considered obsolete.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from one to seven years. Leasehold improvements are amortized over their estimated useful life or the related lease term, whichever is shorter.

In accordance with its policy, the Company reviews the estimated useful lives of its fixed assets on an ongoing basis. This review indicated that the actual life of certain service equipment was longer than the

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

estimated useful life used for depreciation purposes in the Company’s financial statements. As a result, effective January 1, 2008, the Company changed its estimate of the useful life of this equipment from one year to three years to better reflect the estimated period during which these assets will remain in service. The effect of this change in estimate is to reduce 2008 depreciation expense by $526,000 and increase 2008 net income by $526,000.

Intangible Assets

Intangible assets consist of acquired patents and are carried at cost less accumulated amortization. Amortization is computed using the straight-line method and recorded over the estimated useful lives of the assets.

Impairment of Long-Lived Assets

The Company periodically assesses the impairment of long-lived assets in accordance with the provisions of Statement Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with SFAS No. 144, if indicators of asset impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future expected operating cash flows. If impairment is indicated, the Company records the amount of such impairment for the excess of the carrying value of the asset over its estimated fair value. No such indicators of impairment existed as of December 31, 2006 or 2007, or June 30, 2008.

Revenue Recognition

The Company’s principal sources of revenue are from the sale of its laser systems, consumable tips and extended service agreements. The Company’s revenue recognition policies are in accordance with the SEC’s Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force (“EITF”) 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The Company recognizes revenue when all of the four criteria have been met: (i) persuasive evidence of an arrangement exists such as a purchase order or a binding agreement; (ii) delivery of the product and/or services has occurred and risk of loss and title has transferred; (iii) the sale price and payment terms are fixed or determinable; and (iv) collectibility is reasonably assured.

Revenue from laser systems sold to end users is recognized upon shipment and when all other applicable revenue recognition criteria are met. Pricing of the systems are negotiated with individual customers based on guidelines provided by the Company and approved by appropriate levels of management. Customers do not have any rights of return related to the laser systems.

International distributor laser system revenue is recognized upon shipment to the Company’s international distributors and when all other applicable revenue recognition criteria are met. The Company has granted distribution rights to specific geographic territories to distributors. The pricing of laser systems to the distributors are guided by the terms and conditions of the Company’s distribution agreements and are generally set as a percentage discount off prices used in the United States. However actual pricing is determined on a purchase order by purchase order basis for each sale. The distributors do not have any rights of return related to the Company’s laser systems. On occasion, the Company has shipped laser systems to distributors in countries in which regulatory clearance had not been received for the systems. The Company’s policy is to delay revenue recognition on such shipments until regulatory clearance is received.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue from system upgrades performed by the Company is recognized upon shipment of the upgraded systems and when all other applicable revenue recognition criteria are met. Revenue from system upgrades performed by the Company’s international distributors is recognized upon shipment of the upgrade kits to the distributors and when all other revenue recognition criteria are met. There are no rights of return on system upgrades.

Revenue from the consumable disposable tips is recognized upon shipment. In the event of consumable tip failure, the Company provides a credit to customers for returned tips, to be used against future tip purchases. There are no other rights of return on the consumable tips. The Company records an allowance for estimated failures, and such allowances are adjusted periodically to reflect actual and anticipated experience.

Revenue from extended service agreements is recognized ratably over the extended warranty term. The costs associated with services are recognized as incurred. The unrecognized revenue portion of the extended warranty agreements billed is recorded as deferred revenue.

Certain agreements also include multiple deliverables or elements for products and/or services. Where sufficient evidence of fair value exists for all undelivered elements but does not exist for one or more delivered elements, the Company recognizes revenue from these agreements based on the residual method and when revenue recognition criteria are met. If sufficient evidence of fair value exists for all elements, revenue is recognized based on the relative fair value of the products and services and when revenue recognition criteria are met. Through June 30, 2008, there were no agreements for which the Company used the relative fair value method to allocate revenue. The determination of the fair value of the undelivered elements is based on a number of factors, including the amount charged to other customers for products or services, price lists, or other relevant information. If an undelivered element is essential to the functionality of the delivered element or required under the terms of the agreement to be delivered concurrently, the Company defers the revenue on the delivered element until that undelivered element is delivered. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements until the undelivered elements are fulfilled.

Where multiple agreements are executed with a single customer within a short period of time, the Company evaluates the agreements to determine if they should be combined and accounted for as one arrangement or as separate arrangements. Factors considered in this evaluation include the proximity of the arrangements and payment terms and interdependency of elements in the arrangements.

Non-Monetary Transactions

On occasion, the Company receives clinical study services from physicians who are thought leaders in the field of aesthetics as compensation for the provision of the Company’s products. In these non-monetary exchanges, the Company records an estimated expense for the clinical study services over the period that the services are provided, and recognizes revenue on the transaction in equal value when the products are shipped to the physicians. These transactions are valued at the fair value of the products delivered as this is deemed more readily determinable than the value of the services received. The Company recognized $0, $0, $0.2 million, $0 and $0.4 million of revenue from such non-monetary transactions in the years ended December 31, 2005, 2006 and 2007, and six months ended June 30, 2007 and 2008, respectively.

Deferred Margin

The Company defers both the revenue and related cost of revenues on any product sale that has not met all of the applicable revenue recognition criteria described above. The Company records the deferral of the revenue

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as a liability and records the deferral of the related cost of revenues as a contra liability, the net of which is presented on the Company’s balance sheets as deferred margin.

Deferred Revenue

Deferred revenue is recorded when payments are received, or receivables for amounts currently due from customers are recorded, prior to the Company’s completion of the related performance obligations. Deferred service contract revenue is primarily comprised of deferrals for recurring revenues from extended warranties that have not yet been rendered. Deferred training and research and development is comprised of deferrals for such services that have not yet been rendered.

Product Warranty Reserve

The Company typically provides a one-year warranty on its systems. The Company maintains a product warranty reserve to cover anticipated warranty costs related to products sold based upon historical experience regarding costs as well as its sales agreements. Such reserve is included in Accrued Liabilities in the accompanying balance sheets. The Company regularly compares its reserves as determined by management to actual costs incurred, and adjusts its reserves if necessary. The Company has recorded the following activity in its warranty reserve (in thousands):

	Year ended December 31,		Six months ended June 30, 2008
	2006	2007
Balance at the beginning of the period	$168	$278	$369
Provision for warranty liability for sales made during the period, charged to cost of revenues (including changes to estimates)	1,121	1,832	481
Utilized during the period	(1,011)	(1,741)	(548)

Balance at the end of the period	$278	$369	$302

Preferred Stock Warrant Liability

Effective July 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board Staff Position (“FSP”) No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. Therefore, under SFAS No. 150, the freestanding warrants that are related to the purchase of the Company’s redeemable convertible preferred stock are liabilities that should be recorded at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income (expense). Prior to July 1, 2005, the Company accounted for warrants for the purchase of preferred stock under EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Upon adoption of FSP No. 150-5, the Company reclassified the fair value of its warrants to purchase shares of its redeemable convertible preferred stock from equity to a liability and recorded a cumulative effect charge of approximately $5.5 million for the change in accounting principle. The Company recorded approximately $(207,000), $528,000, $6.7 million, $(734,000) and $651,000 of other income (expense) for the changes in fair value in the second half of 2005, years ended December 31, 2006 and 2007, and six months ended June 30, 2007 and 2008, respectively.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company will continue to adjust the liabilities for changes in fair value until the earlier of the exercise of the warrants to purchase shares of redeemable convertible preferred stock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders’ deficit.

The pro forma effect of the adoption of FSP No. 150-5 on the Company’s results of operations for 2005, if applied retroactively, assuming FSP No. 150-5 had been adopted at the beginning of that year, is an increase in net loss of $1.9 million.

Shipping and Handling

Revenue derived from billing customers for shipping and handling costs are classified as a component of revenues. Costs of shipping and handling charged by suppliers are classified as a component of cost of revenues.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising costs were $250,000, $2.7 million, $1.7 million, $906,000 and $556,000 for the years ended December 31, 2005, 2006 and 2007, and six months ended June 30, 2007 and 2008, respectively.

Research and Development

The Company expenses research and development costs as incurred. Research and development expenses consist primarily of personnel and personnel related costs, supplies, materials, product development costs, allocated overhead, professional service provider costs and stock based compensation.

In March 2008, the Company entered into an agreement with an external party to collaborate regarding the joint development and the worldwide commercialization of devices and accessories that incorporate Fraxel technology. Under the terms of this arrangement, the Company may receive up to $1.0 million each quarter in advance for 10 consecutive quarters in consideration for performing services under this arrangement. The Company commenced services in May 2008 and received the first $1.0 million payment recording $500,000 of this amount as revenue for the six months ended June 30, 2008.

Stock Based Compensation

Prior to January 1, 2006, the Company accounted for stock based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 as permitted by SFAS No. 123, Accounting for Stock Based Compensation. The Company also complied with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock Based Compensation, as amended by SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. In accordance with APB No. 25, stock based compensation was calculated using the intrinsic value method and represents the difference, if any, on the date of grant, between the fair value per share of the Company’s common stock and the per share exercise price of the option.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share Based Payment. Under SFAS No. 123R, stock based awards, including stock options, are recorded at fair value as of the grant

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

date and recognized to expense over the employee’s requisite service period (generally the vesting period) which the Company has elected to amortize on a straight-line basis. Because non-cash stock compensation expense is based on awards ultimately expected to vest, it has been reduced by an estimate for future forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company adopted the provisions of SFAS No. 123R using the modified prospective transition method. Under the modified prospective transition method, beginning January 1, 2006, compensation cost recognized includes: (a) compensation cost for all share based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123, and (b) compensation cost for all share based payments granted or modified subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. See Note 14 for further detail.

As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s net loss for the year ended December 31, 2006 was $1.4 million higher than if it had continued to account for stock based compensation under APB No. 25.

Under the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, the following table presents the effect on net loss if the Company had applied the fair value recognition provision of SFAS No. 123 (in thousands):

Year Ended December 31, 2005
Net loss, as reported	$(18,213)
Add: Stock based employee compensation expense determined under the intrinsic value method included in net loss	3,126
Deduct: Total stock based employee compensation expense determined under the fair value based method for all awards	(3,523)

Pro forma net loss	$(18,610)

At June 30, 2008, the Company had one share-based compensation plan, which is described in Note 14. The Company allocated stock-based compensation expense as follows (in thousands):

	Year ended December 31			Six months ended June 30,
	2005	2006	2007	2007	2008
Cost of revenues	$—	$212	$235	$134	$132
Research and development	1,480	1,015	1,146	613	794
Sales and marketing	754	1,346	1,589	833	1,033
General and administrative	3,857	2,465	3,302	1,625	2,099

Total non cash stock based compensation	$6,091	$5,038	$6,272	$3,205	$4,058

The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of EITF No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair-value approach. The Company believes that the fair value of the stock options is more readily measurable than the services rendered. The equity instruments, consisting of stock options and warrants granted to lenders and consultants, are valued using the Black Scholes

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

valuation model. The measurement of stock based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiary is the U.S. dollar. Translation adjustments resulting from remeasuring the foreign currency denominated financial statements of subsidiaries into U.S. dollars are included in the Company’s consolidated statements of operations. Translation gains and losses have not been significant to date.

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, requires components of other comprehensive income, including gains and losses on available-for-sale investments, to be included as part of total comprehensive income. The Company displays accumulated comprehensive loss and its components as part of the statement of redeemable convertible preferred stock and stockholders’ deficit. Comprehensive loss consists of net loss and unrealized gains and losses on available-for-sale investments. Total comprehensive loss for all periods presented has been disclosed in the statement of redeemable convertible preferred stock and stockholders’ deficit.

Recent Accounting Standards

The Company adopted FASB Statement No. 157, “Fair Value Measurements” on January 1, 2008. SFAS 157 established a framework for measuring fair value in GAAP and clarified the definition of fair value within that framework. SFAS 157 does not require any new fair value measurements in GAAP. SFAS 157 introduced, or reiterated, a number of key concepts which form the foundation of the fair value measurement approach to be utilized for financial reporting purposes. The fair value of the Company’s financial instruments reflect the amounts that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Level 1—quoted prices in active markets for identical assets and liabilities.

Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3—unobservable inputs.

The adoption of SFAS 157 did not have a material effect on the Company’s financial condition and results of operations, but SFAS 157 introduced new disclosures about how certain assets and liabilities are valued. Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs. The Company’s financial instruments are valued using quoted prices in active markets or based upon other observable inputs.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the fair value of our financial assets and financial liabilities that were measured on a recurring basis as of June 30, 2008 (in thousands):

	Level 1	Level 2	Level 3	Total
Money market funds	$1,590	$—	$—	$1,590
Preferred stock warrant liability	—	—	865	865

FASB’s Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115” also became effective the first quarter of fiscal 2008. This option was not chosen, so marketable securities continue to be accounted for as available-for-sale securities under SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”.

3. Preferred Stock Warrant Liability

Significant terms and fair value of warrants to purchase preferred stock are as follows (in thousands except share and per share data):

Underlying Preferred Stock	Expiration Date	Exercise Price Per Share		Exercisable Warrants as of			Fair Value as of December 31,
				Dec 31, 2006	Dec 31, 2007	Jun 30, 2008	Dec 31, 2006	Dec 31, 2007	Jun 30, 2008
						(unaudited)			(unaudited)
Series A	Earlier of (i) April 2009, or (ii) the closing of an initial public offering of the Company’s common stock	$ $	4.50 to 15.09	68,029	68,029	68,029	$650	$118	$64

Series B	Earlier of (i) August 2008—July 2009, or (ii) the closing of an initial public offering of the Company’s common stock		6.00	606,631	586,632	579,410	5,554	715	243

Series B	Earlier of (i) January 2009, or (ii) the closing of an initial public offering of the Company’s common stock		6.00	888	888	888	8	1	1

Series B	Earlier of (i) December 2008, or (ii) the end of the calendar year of a change in control event		4.50	70,000	70,000	70,000	584	144	70

Series B	Earlier of (i) April 2014, or (ii) a public acquisition of the Company		4.50	86,666	86,666	86,666	1,080	349	255

Series B	Later of (i) August 2014, or (ii) 3 years after the closing of an initial public offering of the Company’s common stock		6.00	7,500	7,500	7,500	91	29	20

Series E	Earlier of (i) August 2012—November 2012, (ii) a public acquisition of the Company or (iii) the closing of a qualified initial public offering of the Company’s common stock		15.00	—	27,832	33,332	—	149	212

	Total			839,714	847,547	845,825	$7,967	$1,505	$865

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the above warrants was determined using the Black Scholes valuation model using the following assumptions:

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Risk free interest rate	4.70% – 4.87%	3.24% – 3.63%	2.36% – 3.48%
Remaining contractual term (in years)	1.8 – 7.4	0.7 – 6.4	0.4 – 5.9
Volatility	51% – 72%	51% – 64%	57% – 63%
Dividend yield	0%	0%	0%

4. Cash, Cash Equivalents and Short Term Investments

The following are summaries of cash and cash equivalents, short term investments and restricted cash (in thousands):

	Cost	Unrealized Gain/Loss	Estimated Fair Value
As of December 31, 2006:
Cash	$3,547	$—	$3,547
Money market funds	4,610	—	4,610
Asset backed securities	1,495	(1)	1,494

	$9,652	$(1)	$9,651

Reported as:
Cash and cash equivalents			$7,980
Short term investments			1,494
Long term restricted cash			177

			$9,651

	Cost	Unrealized Gain/Loss	Estimated Fair Value
As of December 31, 2007:
Cash	$4,331	$—	$4,331
Money market funds	1,560	—	1,560

	$5,891	$—	$5,891

Reported as:
Cash and cash equivalents			$5,714
Long term restricted cash			177

			$5,891

	Cost	Unrealized Gain/Loss	Estimated Fair Value
As of June 30, 2008 (unaudited):
Cash	$4,445	$—	$4,445
Money market funds	1,590	—	1,590

	$6,035	$—	$6,035

Reported as:
Cash and cash equivalents			$5,858
Long term restricted cash			177

			$6,035

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long term restricted cash represents a letter of credit relating to the security deposit on the Company’s Mountain View lease, and the balance is included in Other Assets in the accompanying balance sheets.

5. Inventories

Inventories consist of the following (in thousands):

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Raw materials	$5,898	$5,180	$4,361
Work in process	760	747	389
Finished goods	2,054	3,931	3,201

Total inventories	$8,712	$9,858	$7,951

6. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Purchased software	$576	$771	$916
Furniture and fixtures	295	278	531
Computer equipment	723	778	787
Other equipment	4,152	5,789	6,256
Leasehold improvements	388	388	388

	6,134	$8,004	$8,878
Less: accumulated depreciation and amortization	(2,928)	(4,383)	(5,047)

Property and equipment, net	$3,206	$3,621	$3,831

Total depreciation and amortization expense for property and equipment amounted to $1.0 million, $1.8 million, $2.3 million, $1.2 million and $695,000 for the years ended December 31, 2005, 2006 and 2007, and six months ended June 30, 2007 and 2008, respectively.

7. Intangible Assets

Intangible assets consist of the following (in thousands):

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Patents	$432	$432	$432
Less: accumulated amortization	(104)	(147)	(168)

Total intangible assets, net	$328	$285	$264

Amortization of the patents for the years ended December 31, 2005, 2006 and 2007, and six months ended June 30, 2007 and 2008 was $39,000, $42,000, $43,000, $21,000 and $21,000, respectively.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During fiscal 2006, the Company acquired two patents for cash for an aggregate amount of $47,000. The patents are being amortized over their estimated useful lives of 10 years. Based on intangible assets recorded at December 31, 2007, and assuming no subsequent additions to, or impairment of the underlying assets, amortization expense is expected to be $43,000 a year for the next five years.

8. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Accrued commissions	$1,129	$1,631	$678
Accrued vacation	792	1,159	1,076
Other accrued compensation-related expenses	599	547	760
Accrued legal related costs	3,630	409	333
Other accrued expenses	2,076	2,310	1,691

Total accrued liabilities	$8,226	$6,056	$4,538

9. License Agreements

In May 2002, the Company entered into an exclusive license agreement (the “License Agreement”) whereby the Company licensed certain of its technology to a third party. Under the License Agreement, the Company received approximately $185,000 for the sale of certain tangible assets (primarily inventory). Additionally, under the License Agreement the Company is entitled to a royalty on “Net Sales” (as defined) of certain products in excess of $1 million. As part of the royalty provision, the Company was entitled to receive $268,000, which represented a minimum royalty guarantee that was collected as of December 31, 2004. The Company has been amortizing the advanced royalty payment into revenue on a straight line basis over the life of the contract, which is five years. Through the end of the contract in May 2007, the licensee did not achieve net sales of $1.0 million, and therefore the amounts recognized as revenue under this arrangement represent solely the amortization of the initial royalty amount received.

10. Related Party Transactions

In January 2005, the Company entered into a noncancelable sublease agreement, and in December 2005, entered into the first amendment to this sublease with a related party to sublease a portion of the Company’s facilities in San Diego, California. One of the Company’s directors is the Chairman of the Board of the entity who subleased the facility and owns a controlling interest in this entity. The sublease agreement provided for free rent for the first nine months and rent of $5,000 a month for the next three months. The first amendment provides for a 24 month extension of the term of the sublease at a monthly rental amount of $11,500. The sublease expired on December 31, 2007. The Company recorded the monthly sublease income as an offset to rent expense. The Company recognized $15,000, $122,000, $122,000, $61,000 and $0 of sublease income during the years ended December 31, 2005, 2006 and 2007, and six months ended June 30, 2007 and 2008, respectively, related to this sublease. In addition, the Company recorded a related party receivable of $47,000 in 2005 for rent receivable and for certain furniture sold to this related party during 2005. The furniture was paid for on a monthly basis over the term of the sublease.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In April 2007, the Company entered into a collaboration agreement with Stemedica Cell Technologies, Inc. (“Stemedica”). Pursuant to the collaboration agreement, the Company loaned Stemedica 3 Fraxel re: store laser systems for use in their clinical studies. To the extent Stemedica publishes material related to such clinical studies, Stemedica will discuss the use of the Company’s equipment. Dr. Maynard Howe, a director of the Company, is the chief executive officer of Stemedica. Mr. Stephen Mendelow and Dr. Glen Nelson, directors of the Company, serve on the board of directors of Stemedica.

11. Credit Facility

Working Capital Line of Credit with Investor

In April 2004, the Company entered into a Loan and Security Agreement with Pinnacle Ventures, LLC, (“Pinnacle”) an investor in the Company, which provided for a working capital line of credit in the amount of $6.0 million with an interest rate of 9.5% per annum. In April 2004, the Company drew $3.0 million on this line of credit and, as a result, entered into a $3.0 million Secured Promissory Note. Of the remaining $3.0 million available on this line of credit, $1.5 million expired in 2004 and $1.5 million expired in 2005. In November 2005, the Company entered into an Amendment to the April 2004 Loan and Security Agreement which provided for a new working capital line of credit in the amount of $6.0 million. The Company drew $3.0 million and $1.0 million on this additional line of credit in November 2005 and February 2006, respectively, and, as a result, entered into a $3.0 million Secured Promissory Note and a $1.0 million Secured Promissory Note. The notes bear interest at 9.25% and 9.5% per annum, respectively. The additional $2.0 million available on this line of credit expired on June 30, 2006. All notes are repayable in 36 monthly installments.

In August 2007, the Company entered into an amendment to the April 2004 Loan and Security Agreement which provided for an additional working capital line of credit in the amount of $5.0 million with an interest rate of prime plus 2.25% per annum, determined as of the drawing date(s). The Company drew $2.5 million on this line of credit in November 2007 at an interest rate of 8.75% per annum, and the remaining $2.5 million in February 2008 at an interest rate of 8.25% per annum. All notes are payable with a six month interest only period followed by 30 equal monthly payments of principal and interest. Pinnacle has a first priority lien, second to another lender, on all of the Company’s assets excluding intellectual property.

In connection with the April 2004 transaction, the Company issued Pinnacle a warrant with a 10 year term to purchase 86,666 shares of Series B preferred stock with an exercise price of $4.50 per share. In connection with the November 2005 transaction, the Company issued the Pinnacle another warrant with a 10 year term to purchase 66,666 shares of common stock with an exercise price of $9.00 per share. In connection with the August 2007 transaction, the Company issued Pinnacle warrants to purchase up to 33,332 shares of Series E preferred stock at an exercise price of $15.00 per share and warrants to purchase up to 3,332 shares of common stock with an exercise price of $15.00 per share. At the time of issuance, the warrants were exercisable for 22,332 shares of Series E preferred stock and 2,232 shares of common stock, respectively. Upon each draw down on this line of credit in November 2007 and February 2008, the warrants were exercisable for an additional 5,500 shares of Series E preferred stock at an exercise price of $15.00 per share and 550 shares of common stock at an exercise price of $15.00 per share. See Note 3 for additional information regarding the preferred stock warrants.

Working Capital Line of Credit with Bank

In August 2004, the Company entered into a Loan and Security Agreement with a bank which provided for a working capital line of credit in the amount of $2.0 million with interest at prime plus 1% per annum (9.25%, 8.25% and 6.00% as of December 31, 2006 and 2007, and June 30, 2008, respectively). In February 2005, the Company drew $2.0 million on this line of credit. In November 2005, the Company entered into an Amendment

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to this August 2004 Loan and Security Agreement which increased the working capital line of credit to $4.0 million and provided for a term loan in the amount of $1.0 million which bears interest at a rate of 2% above prime per annum (10.25%, 9.25% and 7.00% as of December 31, 2006 and 2007, and June 30, 2008, respectively) and is repayable in 36 monthly installments. The Company drew down the $1.0 million term loan in November 2005. Under the working capital line of credit, the Company is required to maintain certain financial and non-financial covenants. The Company was in violation of a non-financial covenant on a few occasions in 2005, which noncompliance was waived by the bank in the November 2005 Amendment.

In October 2006, the Company entered into another Amendment to the August 2004 Loan and Security Agreement which extended the working capital line of credit maturity date to October 24, 2007, and modified certain borrowing criteria. The borrowing base under the revolving line of credit consists of 80% of eligible accounts receivable plus up to $1.5 million for inventory (inventory advances will be based on a formula of 40% of inventory). The bank has a first priority blanket lien on all of the Company’s assets excluding intellectual property. The Company was in violation of a financial covenant on one occasion in 2006, which noncompliance was waived by the bank in this Amendment.

In August 2007, the Company entered into an additional amendment to the August 2004 Loan and Security Agreement which increased the working capital line of credit to $8.0 million at an interest rate of 1% above prime per annum (8.25% and 6.00% as of December 31, 2007 and June 30, 2008, respectively), extended the credit maturity date to October 24, 2008 and modified certain borrowing criteria and financial covenants. The Company drew $3.0 million on this increased line of credit in September 2007 and repaid it in October 2007. In May 2008, the Company drew an additional $1.0 million on the line of credit, bringing the total drawdown on the line of credit to $3.0 million, including the February 2005 drawdown. This amount was repaid in full in July 2008. The borrowing base under the revolving line of credit consists of 80% of eligible accounts receivable plus up to 40% of eligible inventory. Interest is due monthly with principal due upon maturity. The bank has a first priority blanket lien on all of the Company’s assets excluding intellectual property.

The Company was in violation of a financial covenant on two occasions in the six months ended June 30, 2008. In June 2008, the Company entered into an additional amendment to the August 2004 Loan and Security Agreement in which the bank waived the noncompliance and modified certain borrowing criteria and financial covenants.

In connection with the August 2004 transaction, the Company issued to the bank a warrant with a 10 year term to purchase 7,500 shares of Series B preferred stock with an exercise price of $6.00 per share. In connection with the November 2005 transaction, the Company issued to the bank another warrant with a 10 year term to purchase 4,444 shares of common stock with an exercise price of $9.00 per share. See Note 3 for additional information regarding the preferred stock warrants.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principal Maturities

Principal maturities of the outstanding notes and line of credit obligations are as follows (in thousands):

	December 31, 2007	June 30, 2008
		(unaudited)
Year ending December 31,
2008	$4,448	$4,710
2009	1,072	2,001
2010	1,041	2,064
2011	—	255

Total	6,561	9,030
Less amounts representing imputed interest on warrants issued	(58)	(41)

	6,503	8,989
Less current portion	(4,404)	(5,719)

Non-current portion	$2,099	3,270

12. Commitments and Contingencies

Operating Leases

The Company had three noncancelable operating lease arrangements for facilities in Palo Alto, San Diego and Mountain View. The Company leased space in Palo Alto, California, for its corporate headquarters and operating facility and leased space in San Diego, California, for its sales and marketing facility. During 2005, the Company vacated its San Diego facility and moved its sales and marketing personnel into the Palo Alto facility and in August 2005, the Company entered into a lease for a larger facility in Mountain View, California, for its corporate headquarters and operating facility. In connection with the Mountain View lease, the Company issued an irrevocable letter of credit in the amount of $177,000 as a security deposit. The Mountain View operating lease commenced in November 2005 and was extended by a year to expire in November 2009. The Palo Alto operating lease expired in December 2005. The San Diego operating lease expired in January 2008. The Company recognizes rent expense ratably over the lease terms.

Deferred rent of $423,000, $171,000 and $69,000 at December 31, 2006 and 2007, and June 30, 2008, respectively, represents the difference between rent expense recognized and actual cash payments related to the Company’s operating leases.

In January 2005, the Company entered into a noncancelable sublease agreement and in December 2005, entered into the first amendment to this sublease with a related party to sublease out a portion of its facilities in San Diego. The sublease agreement provided for free rent for the first nine months and rent of $5,000 a month for the next three months. The first amendment provided for a 24 month extension of the term of the sublease at a monthly rental amount of $11,500. The Company recorded the monthly sublease income as an offset to rent expense. The Company recognized $15,000, $122,000, $122,000, $61,000 and $0 of sublease income during the years ended December 31, 2005, 2006 and 2007, and six months ended June 30, 2007 and 2008, respectively, related to this sublease.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease commitments under our noncancelable operating leases is as follows (in thousands):

	December 31, 2007	June 30, 2008
		(unaudited)
Year ending December 31,
2008	$951	$512
2009	—	956

Total minimum lease payments	$951	$1,468

Total rent expense, net of sublease income, was $732,000, $805,000, $1.0 million, $452,000 and $529,000 for the years ended December 31, 2005, 2006 and 2007, and for the six months ended June 30, 2007 and 2008, respectively.

Purchase Commitment

In December 2003, the Company entered into an exclusive master supply agreement with a vendor for the manufacturing of the Company’s fiber lasers and entered into amendments to this supply agreement in November 2004 and December 2006. This vendor is currently the Company’s sole source supplier of these lasers. The supply agreement expires on December 31, 2009. The December 2006 amendment committed the Company to purchase a minimum amount of $2.9 million of inventory, of which $2.4 million, $0 and $0 of the obligation was remaining as of December 31, 2006 and 2007, and June 30, 2008, respectively. In addition, the Company must purchase a minimum quantity of inventory each year if it wishes to maintain exclusivity for the subsequent calendar year.

Guarantees and Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and generally provide for various indemnifications including indemnification from claims resulting from clinical trial activities and intellectual property matters. The Company’s liability under these agreements is unknown because it involves the potential for future claims that may be made against the Company, but have not yet been made. To date, the Company has not received any claims under its various indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days’ written notice, but termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has purchased directors and officers insurance coverage that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2007 and June 30, 2008.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Litigation and Contingent Liabilities

The Company was involved in a lawsuit brought by two of its former employees. One of the former employees was a founder and a former officer and director of the Company. The parties agreed to a settlement of all claims between them in February 2007. The Company accrued approximately $3.6 million in legal related expenses as of December 31, 2006, including the settlement payment amount related to this lawsuit, which were paid in 2007.

On August 6, 2007, the Company was served with a complaint filed in San Mateo County Superior Court styled Court House Plaza Company v. Reliant Technologies, Inc., et al. The complaint alleges that plaintiff, a former landlord of the Company, is entitled to certain warrants to purchase the Company’s common stock in partial consideration for the Company’s lease of the plaintiff’s property between 2002 and 2005. After the termination of the lease agreement, the Company entered into a written agreement in April 2006 with plaintiff whereby the Company granted plaintiff a warrant to purchase 68,029 shares of the Company’s preferred stock in full settlement of all obligations owed by the Company under the lease agreement. The plaintiff now alleges that it is entitled to 138,343 fully-paid shares, rather than the warrant, and has asserted claims for declaratory relief, contract damages of $887,600 plus interest and reformation of the warrant agreement entered into in April 2006. On September 14, 2007, the Company filed an answer generally denying all asserted claims and separately, a cross complaint for declaratory relief. On April 30, 2008, the Company filed a motion for summary judgment. The Company intends to defend itself vigorously and is unable to predict the outcome of this matter. Therefore, pursuant to SFAS No. 5, the Company has not recorded any liability associated with this matter.

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

13. Redeemable Convertible Preferred Stock

At December 31, 2006 and 2007, and June 30, 2008, the Company was authorized to issue 25,468,868, 28,526,469 and 28,526,469 shares of redeemable convertible preferred stock (“preferred stock”), respectively.

December 31, 2006	Shares Designated	Shares Issued and Outstanding	Liquidation Preference Per Share	Aggregate Liquidation Value
				(in thousands)
Series A	7,293,375	2,363,074	$4.50	$10,634
Series B	11,807,434	3,164,072	4.50	14,238
Series C	1,994,302	664,760	10.53	7,000
Series D	4,373,757	1,443,770	15.09	21,787

	25,468,868	7,635,676		$53,659

December 31, 2007	Shares Designated	Shares Issued and Outstanding	Liquidation Preference Per Share	Aggregate Liquidation Value
				(in thousands)
Series A	7,293,375	2,363,074	$4.50	$10,634
Series B	11,807,434	3,184,071	4.50	14,328
Series C	1,994,302	664,760	10.53	7,000
Series D	4,331,358	1,443,770	15.09	21,787
Series E	3,100,000	999,993	15.00	15,000

	28,526,469	8,655,668		$68,749

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008 (unaudited)	Shares Designated	Shares Issued and Outstanding	Liquidation Preference Per Share	Aggregate Liquidation Value
				(in thousands)
Series A	7,293,375	2,363,074	$4.50	$10,634
Series B	11,807,434	3,191,293	4.50	14,361
Series C	1,994,302	664,760	10.53	7,000
Series D	4,331,358	1,443,770	15.09	21,787
Series E	3,100,000	999,993	15.00	15,000

	28,526,469	8,662,890		$68,782

The Company recorded the Series A, Series B, Series C, Series D and Series E preferred stock at their fair values on the dates of issuance, net of issuance costs. A redemption event will only occur upon the liquidation or winding up of the Company, a greater than 50% change in control or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. Further, the Company has also elected not to adjust the carrying values of the Series A, Series B, Series C, Series D and Series E preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying value to the redemption values will be made when it becomes probable that such redemption will occur.

The rights and features of the Company’s preferred stock are as follows:

Dividends

The holders of Series A, B, C, D and E preferred stock are entitled to receive, when and as declared by the Board of Directors, non-cumulative dividends at a rate of 8% of the applicable original issuance price per annum. As of June 30, 2008, no dividends have been declared.

Voting

Each share of Series A, B, C, D and E preferred stock is entitled to the number of votes equal to the number of shares of common stock into which share of Series A, B, C, D or E preferred stock could be converted.

Liquidation

In the event of a liquidation of the Company, holders of Series A, B, C, D and E preferred stock are entitled to a liquidation preference of an amount per share equal to the greater of the applicable original issuance price ($4.50, $4.50, $10.53, $15.09 and $15.00 per share for the Series A, B, C, D and E preferred stock, respectively) plus all declared and unpaid dividends and the amount per share which would be received if such preferred stock was converted into common stock immediately prior to liquidation. If upon liquidation the funds available are not sufficient to permit payment of the full liquidation preference to the Series A, B, C, D and E preferred stock holders, then the assets, proceeds and funds that are available upon liquidation will be distributed ratably among the holders of the Series A, B, C, D and E preferred stock based on each holder’s pro rata percentage.

Conversion

At the option of the holder, the Series A, B, C and E preferred stock is initially convertible into common shares on a 1 for 1 basis, subject to certain anti-dilution adjustments. Each share of Series A preferred stock will

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

automatically convert into common shares at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Series A preferred stock; each share of Series B preferred stock will automatically convert upon the affirmative election of the holders of at least two-thirds of the outstanding shares of the Series B preferred stock and each share of Series C preferred stock will automatically convert upon the affirmative election of the holders of a majority of the outstanding shares of the Series C preferred stock. The Series D preferred stock is convertible into common shares on a 1 for 1.048 basis, subject to certain anti-dilution adjustments, and each share of Series D and Series E preferred stock will automatically convert upon the affirmative election of the holders of a majority of the outstanding shares of the Series D and Series E preferred stock, voting together as a single class. In addition, each share of Series A, B and C preferred stock will automatically convert immediately upon the closing of an initial public offering with aggregate gross proceeds to the Company (before underwriting discounts and commissions) of at least $20 million at a pre-money valuation of at least $175 million, and each share of Series D and E preferred stock will automatically convert immediately upon the closing of an initial public offering with aggregate gross proceeds to the Company (before underwriting discounts and commissions) of at least $40 million at a pre-money valuation of at least $235 million.

14. Stockholders’ Deficit

Common Stock

The Company had reserved shares of common stock for future issuances as follows:

	December 31, 2007	June 30, 2008
		(unaudited)
Redeemable convertible preferred stock (assuming conversion)	8,724,304	8,731,526
Warrants outstanding:
To purchase Series A preferred stock (assuming conversion)	68,029	68,029
To purchase Series B preferred stock (assuming conversion)	751,686	744,464
To purchase Series E preferred stock (assuming conversion)	27,832	33,332
To purchase common stock	626,306	626,856
2003 Equity Incentive Plan:
Shares available for grant	131,242	268,896
Options outstanding	2,338,979	2,377,692

	12,668,378	12,850,795

2003 Equity Incentive Plan

The Company is authorized by its board of directors to issue 4,376,282 options for common shares to employees directors and consultants under a stock option plan adopted by the Company in 2001 and amended and restated in 2003 (the “Plan”). Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and nonstatutory options may be granted to employees, directors, or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options vest as determined by the board of directors, generally over three or four years. Options granted under the Plan expire no more than ten years after the date of grant.

The Plan allows for the early exercise of options prior to vesting. In accordance with EITF No. 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock options granted or modified after March 21, 2002 that are subsequently exercised for cash prior to vesting

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

are not deemed to be issued until those shares vest. Since March 21, 2002, the Company has issued an aggregate of 807,229 shares of common stock pursuant to the early exercise of stock options. As of December 31, 2006 and 2007, and June 30, 2008, there were 7,180, 333 and 222, respectively, of these shares issued subject to the Company’s right to repurchase at the original issuance price. The amounts received in consideration for these shares have been recorded as a liability for early exercise of stock options in the accompanying balance sheets and will be reclassified into equity as the shares vest.

The following summarizes activity related to the Company’s stock options:

	Options Outstanding
	Shares Available for Grant	Number of Options	Weighted- average Exercise Price	Weighted- average Remaining Contractual Term	Aggregate Intrinsic Value
				(in years)	(in $’000)
Balance at January 1, 2005	584,911	992,967	$1.89
Shares authorized	283,305	—	—
Options granted	(671,634)	671,634	7.23
Options exercised	—	(111,073)	1.50
Options forfeited and expired	101,180	(101,180)	4.17

Balance at December 31, 2005	297,762	1,452,348	4.23
Shares authorized	770,026	—	—
Options granted	(1,639,520)	1,639,520	12.36
Options exercised	—	(134,066)	3.15
Options forfeited and expired	955,150	(955,150)	6.27

Balance at December 31, 2006	383,418	2,002,652	9.99
Shares authorized	400,055	—	—
Options granted	(736,389)	736,389	15.24
Options exercised	—	(210,072)	3.10
Options forfeited and expired	189,990	(189,990)	13.53

Balance at December 31, 2007	237,074	2,338,979	$11.97	7.22	$1,678

Vested and expected to vest at December 31, 2007		2,250,687	$11.80	6.88	$1,678

Exercisable at December 31, 2007		2,026,601	$12.70	8.05	$1,529

Balance at January 1, 2008	237,074	2,338,979	$11.97
Shares authorized	650,000	—	—
Options granted	(1,725,590)	1,725,590	4.34
Options exercised	—	(7,037)	2.92
Options forfeited and expired	1,679,840	(1,679,840)	11.00

Balance at June 30, 2008	841,324	2,377,692	$3.30	7.07	$4,178

Vested and expected to vest at June 30, 2008		2,538,803	$3.22	6.63	$4,517

Exercisable at June 30, 2008		2,345,105	$3.22	7.15	$4,178

The Plan allows for the early exercise of options prior to vesting. Therefore, all options outstanding are exercisable upon grant.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes activity related to the Company’s nonvested restricted stock awards and units:

	Number of Shares	Weighted- Average Grant-Date Fair Value
Balance at January 1, 2007	3,333	$18.27
Shares granted	102,499	$15.33
Shares vested	(3,333)	$18.27
Shares forfeited	—	—
Balance at December 31, 2007	102,499	$15.33
Shares granted	488,261	$6.65
Shares vested	(16,667)	$14.55
Shares forfeited	(21,666)	$9.22

Balance at June 30, 2008	552,427	$7.92

The shares of nonvested restricted stock are included in the common stock outstanding as they vest.

As of June 30, 2008, there was $12,129,715 million of unrecognized compensation costs related to all nonvested stock options, common shares subject to repurchase rights as a result of early exercised stock options and nonvested restricted stock awards and units granted. These costs are expected to be recognized over a weighted average period of 1.87 years.

Deferred Stock Based Compensation Associated with Awards to Employees

In connection with the stock options granted to employees under the 2003 Plan, and in accordance with the requirements of APB No. 25, the Company recorded deferred stock based compensation for the difference between the option exercise price and the fair value of the common stock on the date of grant. Prior to January 1, 2006 the deferred compensation was recognized as an expense over the vesting period of the underlying stock options, generally three years. During the year ended December 31, 2005, the Company recorded $3.8 million of deferred stock compensation and $2.1 million of stock based compensation expense associated with these option grants. Due to the adoption of SFAS No. 123R, the $3.3 million of deferred stock based compensation at January 1, 2006 was reversed.

During 2005, the Company accelerated the vesting of certain stock options held by terminated employees. As a result, total stock based compensation expense related to the modification of these employee stock option terms was $1.1 million in 2005.

Adoption of SFAS No. 123R

On January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share Based Payment, using the modified prospective transition method. SFAS No. 123R establishes accounting for stock based awards made to employees and directors. Accordingly, stock based compensation expense is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the remaining requisite service period. Total employee stock based compensation of $2.9 million, $5.7 million, $2.9 million and $4.0 million was recorded during the years ended December 31, 2006 and 2007, and six months ended June 30, 2007 and 2008, respectively.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value for the Company’s employee stock options was estimated at the date of grant using the Black Scholes valuation model with the following weighted average assumptions:

	Year ended December 31,			Six months ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Risk-free interest rate	4.10%	4.80%	4.59%	4.81%	3.34%
Weighted-average expected life (in years)	5.0	5.75	5.85	5.85	6.07
Volatility	75%	72%	65%	65%	63%
Dividend yield	0%	0%	0%	0%	0%

The Company’s computation of expected volatility is based on an average of the historical volatility of a peer-group of similar publicly traded companies. The expected life of options gave consideration to historical exercises, post vest cancellations and the options’ contractual term. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury Constant Maturity rate in effect at the time of grant.

The Company recognizes stock based compensation expense for the fair values of these awards on a straight-line basis over the requisite service period of each of these awards, reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock compensation expense relating to stock options with acceleration of vesting dependent upon the achievement of milestones is recognized based upon the Company’s evaluation of the probability of achievement of each respective milestone and the related estimated date of achievement.

The weighted average grant date fair value of the options granted during the years ended December 31, 2005, 2006 and 2007, and six months ended June 30, 2007 and 2008 was $8.92, $11.23, $9.45, $3.13 and $2.12 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007, and six months ended June 30, 2007 and 2008 was $734,000, $1.7 million, $2.5 million, $2.2 million and $26,000 respectively.

Cash received from option and warrant exercises for the years ended December 31, 2005, 2006 and 2007 and six months ended June 30, 2007 and 2008 was $329,000, $636,000, $1.4 million, $867,000 and $64,000, respectively. Because of the Company’s net operating losses, the Company did not realize any tax benefits from the tax deductions from share based payment arrangements during the years ended December 31, 2005, 2006 and 2007, and six months ended June 30, 2007 and 2008.

In 2006, the Company reassessed the fair value of its common stock, underlying stock options and warrants granted to the employees and non-employees from March 31, 2004 to February 3, 2006. The Company offered the affected employees the ability to amend the terms of their options and warrants to increase the exercise prices or shorten the exercise period. Based on the employee’s or non-employee’s election provided within the offering, options to purchase 848,857 shares and warrants to purchase 468,027 shares of the Company’s common stock that had been granted at exercise prices ranging from $1.50 to $9.00 per share were amended to exercise prices between $4.20 and $13.71 per share or had their exercise periods reduced by 6 years on average. No other terms of the option grants were modified. The transactions were deemed to be modifications under SFAS No. 123R and there were no incremental stock based compensation expenses from the amendments since the amendments reduced the fair value of those modified awards.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2008, the Company reassessed the fair value of its common stock and the exercise prices of stock options granted to employees and certain non-employees, and approved the modification of the exercise prices of all outstanding stock options held by these employees and non-employees to the then-current common stock fair value. No other terms of the option grants were modified. These amendments, which affected 1,370,164 stock options, were deemed to be modifications under SFAS No. 123R and $0.6 million of incremental stock based compensation expense was recognized on the modification date for vested stock options affected. An estimated $1.2 million of additional incremental stock-based compensation expense is expected to be recognized through 2011 as the remaining stock options vest.

In June 2008, the Company reassessed the fair value of its common stock and the exercise prices of stock options granted to employees and certain non-employees, and approved the modification of the exercise prices of all outstanding stock options held by these employees and non-employees to the then-current common stock fair value. No other terms of the option grants were modified. These amendments, which affected 1,448,710 stock options, were deemed to be modifications under SFAS No. 123R and $0.4 million of incremental stock based compensation expense was recognized on the modification date for vested stock options affected. An estimated $0.4 million of additional incremental stock-based compensation expense is expected to be recognized through 2012 as the remaining stock options vest.

Common Stock Options and Warrants Granted to Non-Employees

The Company granted options to purchase 13,666, 44,999, 12,864 and 17,332 shares of common stock to consultants during the years ended December 31, 2005, 2006 and 2007, and six months ended June 30, 2008, respectively, at exercise prices from $1.50 to $15.15 per share. The Company granted warrants to purchase 411,770, 2,782 and 550 shares of common stock to consultants during the years ended December 31, 2005 and 2007, and six months ended June 30, 2008, respectively, at exercise prices of $1.50 to $15.00 per share. There were no warrants granted to consultants to purchase common stock during the year ended December 31, 2006.

Compensation expense related to all options and warrants granted to non-employees totaled $3.0 million, $2.2 million, $574,000, $351,000 and $19,000 for the years ended December 31, 2005, 2006 and 2007, and six months ended June 30, 2007 and 2008, respectively.

The fair value of options and warrants granted to non-employees during the years ended December 31, 2005, 2006 and 2007 and six months ended June 30, 2007 and 2008 were estimated using the Black Scholes valuation model with the following weighted average assumptions:

	Year ended December 31,			Six months ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Risk free interest rate	4.01%	4.85%	4.25%	4.78%	1.55%
Weighted average remaining contractual life (in years)	9.0	6.2	1.7	1.9	0.7
Volatility	75.0%	68.8%	54.2%	53.2%	60.6%
Dividend yield	0%	0%	0%	0%	0%

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Common Stock Warrants Outstanding

A summary of the Company’s outstanding warrants to purchase common stock as of December 31, 2007 and June 30, 2008 is presented below:

	December 31, 2007 Common Stock			June 30, 2008 Common Stock
	Number of Shares	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price
					(unaudited)
Issued during:
Year ended December 31, 2004	162,334	0.63	$1.50	162,334	0.13	$1.50
Year ended December 31, 2005	461,190	5.27	10.09	461,190	4.78	10.09
Year ended December 31, 2007	2,782	4.69	15.00	2,782	4.19	15.00
Six months ended June 30, 2008	—	—	—	550	4.61	15.00

Total	626,306	4.07	7.89	626,856	3.57	7.89

15. Income Taxes

The Company has recorded an income tax provision of $10,000, $10,000 and $25,000 for the years ended December 31, 2005, 2006 and 2007, respectively, due to state minimum taxes. Otherwise, due to the Company’s accumulated deficit and continuing losses, no other federal or state income tax provision was recorded in any of these years.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31
	2006	2007
Deferred tax assets:
Net operating loss carryforwards	$15,075	$22,168
Research and development credits	1,558	1,302
Stock-based compensation—non qualified	2,670	3,984
Other, net	3,369	1,891

Total deferred tax assets	$22,672	$29,345
Less valuation allowance	(22,672)	(29,345)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $5.0 million, $8.0 million and $6.7 million for the years ended December 31, 2005, 2006 and 2007, respectively.

The net operating losses at December 31, 2007 includes approximately $2.0 million related to the stock option deductions, the benefit of which will be recorded in paid-in capital when realized.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $59 million which will expire beginning in 2021 if not utilized. The Company also has state net operating loss carryforwards of approximately $54 million which will expire beginning in 2011.

The Company also has federal research and development tax credits of $1.4 million which will begin to expire in 2008. It also has state research and development tax credits of $1.5 million which have no expiration date.

Utilization of certain net operating losses and research and development credit carryforwards are subject to an annual limitation due to ownership changes that have occurred previously under Section 382 and 383 of the Internal Revenue Code of 1986, as well as similar state provisions. These ownership changes limit the amount of net operating losses and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was not a material impact on the Company’s financial position and results of operations as a result of the adoption of the provisions of FIN 48. At January 1, 2007 and December 31, 2007, the Company had a liability for unrecognized tax benefits of approximately $882,000 and $1.3 million respectively (none of which, if recognized, would affect the Company’s effective tax rate). The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months. The Company classifies interest and penalties recognized pursuant to FIN 48 as income tax expense. There were no interest or penalties related to unrecognized tax benefits at January 1, 2007 or December 31, 2007. All tax years remain open for examination for all tax years as the Company has net operating loss carryforwards from all earlier years.

A reconciliation of the unrecognized tax benefits recorded for 2007 is as follows (in thousands):

Balance at January 1, 2007	$882,000
Additions based on tax positions related to the current year	453,000
Reductions for tax positions of prior years	—
Settlements	—
Lapse of applicable statue of limitations	—

Balance at December 31, 2007	$1,335,000

16. Employee Benefits

The Company has a defined contribution 401(k) plan for its employees. Under the terms of the plan, employees are eligible to participate starting on their first day of employment and employees may make voluntary contributions as a percentage of compensation, but not in excess of the maximum amounts allowed under the Internal Revenue Code. The Company’s contributions to the plan are discretionary and no contributions were made by the Company for any of the periods presented.

Reliant Technologies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Subsequent Events

Proposed Merger Agreement

On July 7, 2008, the Company and Thermage, Inc. (“Thermage”) announced that they had entered into a definitive merger agreement under which Thermage will acquire the Company for approximately $95.0 million, comprised of $25.0 million in cash and 23,600,000 shares of Thermage common stock, subject to post closing adjustments. Also, Thermage has agreed to provide bridge financing as part of the definitive merger agreement to the Company in the amount of $5.0 million in July 2008.

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

THERMAGE, INC.,

RELAY ACQUISITION COMPANY, LLC,

and

RELIANT TECHNOLOGIES, INC.,

AND, WITH RESPECT TO ARTICLES VIII AND X ONLY,

STEVEN MENDELOW

AS SECURITYHOLDER REPRESENTATIVE

AND

U.S. BANK NATIONAL ASSOCIATION

AS ESCROW AGENT

Dated as of July 7, 2008

Exhibits

A:	Form of Reliant Stockholder Consent
B-1:	Signatories to Reliant Support Agreement
B-2:	Form of Reliant Support Agreement
C-1:	Signatories to Thermage Voting Agreement
C-2:	Form of Thermage Voting Agreement
D:	Form of Key Employee Non-Competition Agreement
E:	Form of Lock-Up Agreement
F:	Form of Secured Promissory Note
G:	Form of Security Agreement
H:	Form of License Agreement
I:	Form of Certificate Amendment

Schedules
6.18:	Spreadsheet
8.2(a):	Indemnifiable Matters
8.2(b):	Non-Indemnifiable Matters
8.2(c)(ii):	Escrow Account

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of July 7, 2008 by and among Thermage, Inc., a Delaware corporation (“Thermage”), Relay Acquisition Company, LLC, a Delaware limited liability company and a wholly owned subsidiary of Thermage (“Merger Sub II”), Reliant Technologies, Inc., a Delaware corporation (“Reliant”) and with respect to Articles VIII and X only, Steven Mendelow as Securityholder Representative and U.S. Bank National Association as Escrow Agent.

WITNESSETH:

WHEREAS, each of the respective Boards of Directors of Thermage, Merger Sub II and Reliant have approved this Agreement and the transactions contemplated hereby, and deems it advisable and in the best interest of their stockholders to enter into this Agreement and consummate the transactions contemplated hereby, pursuant to which, among other things, at the Effective Time, Merger Sub I will merge with and into Reliant (the “First Merger”) in accordance with the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Reliant will continue as the surviving corporation of the First Merger and as a wholly owned subsidiary of Thermage and as part of the same overall transaction, the surviving entity of the First Merger will merge with and into Merger Sub II (as defined herein, the “Second Merger” and together with the First Merger, the “Integrated Merger”), upon the terms and conditions set forth herein, and, in furtherance thereof, have approved this Agreement, the First Merger and the other transactions contemplated hereby.

WHEREAS, each share of Reliant Capital Stock outstanding immediately prior to the Effective Time (as defined below) will be cancelled and converted into the right to receive the consideration set forth herein, all upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, for U.S. federal income tax purposes, it is intended that the Integrated Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall be, and is hereby, adopted as a plan of reorganization within the meaning of U.S. Department of the Treasury regulations (“Treasury Regulations”) Section 1.368-2(g).

WHEREAS, in connection with, and as a condition to, the First Merger, Reliant shall distribute to certain Reliant Stockholders its entire ownership interest in Spinco (as defined herein), subject to, and in accordance with, the terms and conditions of this Agreement.

WHEREAS, it is expected that promptly following the execution and delivery of this Agreement by the parties hereto, the holders of shares of capital stock of Reliant sufficient to adopt and approve this Agreement and the First Merger as required under the DGCL and Reliant’s Charter Documents will execute and deliver an action by written consent approving the Charter Amendment and adopting this Agreement, in the form attached hereto as Exhibit A (each, a “Reliant Stockholder Written Consent” and collectively, the “Reliant Stockholder Written Consents”).

WHEREAS, concurrently with the execution and delivery of this Agreement by the parties hereto and as a material inducement to Thermage to enter into this Agreement, certain Reliant stockholders as set forth on Exhibit B-1 hereto are executing and delivering to Thermage support agreements, in the form attached hereto as Exhibit B-2 (the “Reliant Support Agreement”).

WHEREAS, concurrently with the execution and delivery of this Agreement by the parties hereto and as a material inducement to Reliant to enter into this Agreement, certain Thermage stockholders as set forth on Exhibit C-1 hereto are executing and delivering to Reliant voting agreements, in the form attached hereto as Exhibit C-2 (the “Thermage Voting Agreement”).

WHEREAS, the Key Employee has (A) entered into an “at-will” employment arrangement with Thermage and/or the Surviving Company pursuant to his execution of an offer letter which is in full force and effect and pursuant to which the Key Employee has agreed to be an employee of Thermage or the Surviving Company after the Closing and to be an employee of Reliant immediately prior to the Effective Time and (B) executed and delivered to Thermage a Non-Competition Agreement which is in full force and effect.

WHEREAS, concurrently with the execution and delivery of this Agreement by the parties hereto, the executive officers and directors (and their respective Affiliates) of Thermage and the executive officers, directors and Board observers (and their respective Affiliates) of Reliant are executing and delivering to Thermage lock-up agreements in the form attached hereto as Exhibit E (the “Lock-Up Agreement”).

WHEREAS, in connection with the execution and delivery of this Agreement, and as a material inducement for Reliant to consummate the First Merger, Reliant and Thermage will enter into that certain Secured Promissory Note, substantially in the form attached hereto as Exhibit F and that certain Security Agreement in favor of Thermage, substantially in the form attached hereto as Exhibit G.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Thermage, Merger Sub II and Reliant hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by the other party hereto) relating to any Acquisition Transaction.

(b) “Acquisition Transaction” shall mean, with respect to Reliant or Thermage, any transaction or series of related transactions (other than the transactions contemplated by this Agreement or expressly permitted by Section 5.2) involving: (i) any acquisition or purchase from a party hereto by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of a fifteen percent (15%) or greater interest in the total outstanding equity interests or voting securities of such party, or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding equity interests or voting securities of a party hereto; (ii) any acquisition or purchase of fifty percent (50%) or more of any class of equity or other voting securities of one or more Subsidiaries of a party hereto the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (in each case, as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination or other similar transaction involving a party hereto or one or more of its Subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole, pursuant to which the stockholders of such party or such Subsidiary or Subsidiaries, as applicable, immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iv) any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of assets of a party hereto that generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (v) any liquidation, dissolution, recapitalization or other significant corporate reorganization of a party hereto or one or more of its Subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (in each case, as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; or (vi) any combination of the foregoing.

(c) “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(d) “Aggregate Exercise Prices” shall mean (i) the aggregate cash proceeds actually received by Reliant from the exercise of Reliant Options and Reliant Warrants from the date of this Agreement up through and including the Effective Time, plus (ii) the aggregate exercise price of all In-the-Money Warrants outstanding as of the Effective Time.

(e) “Ancillary Agreement” shall mean the Voting Agreement, the Non-Competition Agreement, the Lock-Up Agreement and all other agreements and certificates entered into by Reliant and Thermage in connection with the transactions contemplated herein.

(f) “Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of California or is a day on which banking institutions located in such State is authorized or required by Legal Requirements or other governmental action to close.

(g) “Cash Consideration” shall mean (1) $25,000,000 less (2) the Net Debt Adjustment, if any, less (3) the Working Capital Adjustment, if any, less (4) the aggregate Option Proceeds payable to all Reliant Optionholders, less (5) the aggregate RSU Proceeds payable to all holders of Reliant RSUs.

(h) “Closing Average Price” shall mean the average of the closing sale prices for one share of Thermage Common Stock as quoted on Nasdaq for the thirty (30) day period ending on the third (3rd) day immediately preceding the Closing Date.

(i) “Closing Current Indebtedness” means, the short term portion of all Reliant Indebtedness, all as of the Closing Date and as calculated in accordance with GAAP consistently applied on a basis consistent with the Financials and as set forth in the Closing Statement.

(j) “Closing Net Indebtedness” means, the amount of Reliant Indebtedness, but excluding any Reliant Indebtedness incurred in connection with the payment of Transaction Expenses, minus all cash and cash equivalents, all of the foregoing as of the Closing Date and as calculated in accordance with GAAP consistently applied on a basis consistent with the Financials and as set forth in the Closing Statement.

(k) “Closing Working Capital Amount” shall mean the current assets of Reliant (excluding cash and cash equivalents) minus Reliant’s current liabilities on the Closing Date after giving effect to Closing (excluding preferred warrant liability and Closing Current Indebtedness), including, but not limited to, all Taxes of Reliant for all taxable periods ending on or before the Closing Date and, for the avoidance of doubt, the employer portion of any payroll taxes with respect to payment of the Option Proceeds, but excluding, however, all Transaction

Expenses, all as calculated in accordance with GAAP consistently applied on a basis consistent with the Financials and as set forth in the Closing Statement.

(l) “Common Merger Consideration” means (i) the Total Consideration, minus (ii) the product obtained by multiplying (x) the amount payable to each share of Reliant Series A Preferred Stock pursuant to Section 2.7(a)(ii)(1), by (y)(1) the aggregate number of shares of Reliant Series A Preferred Stock issued and outstanding immediately prior to the Effective Time plus (2) the aggregate number of shares of Reliant Series A Preferred Stock issuable upon exercise or conversion of any securities exercisable or convertible into Reliant Series A Preferred Stock outstanding immediately prior to the Effective Time (other than such securities that will be cancelled without consideration at the Effective Time), minus (iii) the product obtained by multiplying (x) the amount payable to each share of Reliant Series B Preferred Stock pursuant to Section 2.7(a)(ii)(2), by (y) (1) the aggregate number of shares of Reliant Series B Preferred Stock issued and outstanding immediately prior to the Effective Time plus (2) the aggregate number of shares of Reliant Series B Preferred Stock issuable upon exercise or conversion of any securities exercisable or convertible into Reliant Series B Preferred Stock outstanding immediately prior to the Effective Time (other than such securities that will be cancelled without consideration at the Effective Time), minus (iv) the product obtained by multiplying (x) the amount payable to each share of Reliant Series C Preferred Stock pursuant to Section 2.7(a)(ii)(3), by (y)(1) the aggregate number of shares of Reliant Series C Preferred Stock issued and outstanding immediately prior to the Effective Time, plus (2) the aggregate number of shares of Reliant Series C Preferred Stock issuable upon exercise or conversion of any securities exercisable or convertible into Reliant Series C Preferred Stock outstanding immediately prior to the Effective Time (other than such securities that will be cancelled without consideration at the Effective Time), minus (v) the product obtained by multiplying (x) the amount payable to each share of Reliant Series D Preferred Stock pursuant to Section 2.7(a)(ii)(4), by (y)(1) the aggregate number of shares of Reliant Series D Preferred Stock issued and outstanding immediately prior to the Effective Time plus (2) the aggregate number of shares of Reliant Series D Preferred Stock issuable upon exercise or conversion of any securities exercisable or convertible into Reliant Series D Preferred Stock outstanding immediately prior to the Effective Time (other than such securities that will be cancelled without consideration at the Effective Time), minus (vi) the product obtained by multiplying (x) the amount payable to each share of Reliant Series E Preferred Stock pursuant to Section 2.7(a)(ii)(5), by (y)(1) the aggregate number of shares of Reliant Series E Preferred Stock issued and outstanding immediately prior to the Effective Time plus (2) the aggregate number of shares of Reliant Series E Preferred Stock issuable upon exercise or conversion of any securities exercisable or convertible into Reliant Series E Preferred Stock outstanding immediately prior to the Effective Time (other than such securities that will be cancelled without consideration at the Effective Time), plus (vii) the Aggregate Exercise Prices, provided, however, that in the event the calculation set forth in this Section 1.1(l) results in Per Share Common Merger Consideration less than $0.50, then the Common Merger Consideration shall be the product of (x) $0.50, multiplied by (y) the Total As-Converted Outstanding Common Shares.

(m) “Contract” shall mean any contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other legally binding agreement, commitment, obligation, arrangement or understanding, whether oral or in writing.

(n) “Delaware Law” shall mean the General Corporation Law of the State of Delaware (the “DGCL”) and any other applicable Legal Requirements of the State of Delaware.

(o) “DOL” shall mean the United States Department of Labor or any successor thereto.

(p) “Employee Benefit Plan” means any “employee pension benefit plan” covered under Section 3(2) of ERISA, any “employee welfare benefit plan” covered under Section 3(1) of ERISA, and any other material written or oral plan, agreement or arrangement involving compensation or benefits, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of fringe benefits, perquisites, incentive compensation or post-retirement compensation or post-employment compensation and all material employment, management, consulting, relocation, repatriation, expatriation, visa, work permit, change in control, severance or similar agreements, written or otherwise, which is or has been maintained, contributed to or required to be contributed to for the benefit of, or relating to, any current or former employee, officer, director or consultant of Reliant or any of its Subsidiaries or Thermage, as applicable, or any ERISA Affiliate or with respect to which any such party has or may have any Liability.

(q) “Environmental Laws” are all laws (including common laws), directives, guidance, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Authority which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, and all other similar domestic or foreign Legal Requirements, all as amended at any time.

(r) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

(s) “ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included Reliant or Thermage, as applicable, or a Subsidiary of Reliant or Thermage, as applicable.

(t) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(u) “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

(v) “Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign.

(w) “Hazardous Material” is any material, chemical, emission, substance or waste that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, corrosive, reactive, explosive, flammable, a medical or biological waste, a pollutant or otherwise a danger to health, reproduction or the environment, but excluding office and janitorial supplies.

(x) “Hazardous Materials Activity” is the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back, collection, recycling, or product content requirements.

(y) “Intellectual Property Rights” shall mean common law and statutory rights anywhere in the world arising under or associated with (i) patents, patent applications and inventors’ certificates and divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) (“Patent”), (ii) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights (“Copyrights”), (iii) trade and industrial secrets and confidential information and know-how (“Trade Secrets”), (iv) trademarks, trade names and service marks, and any applications or registration of the same (“Trademarks”), (v) domain names and Internet addresses (vi) other proprietary rights relating or with respect to the protection of Technology, and (vii) and any moral rights, rights of attribution or rights to integrity of works.

(z) “Indemnification Escrow Amount” shall mean an amount of cash equal to ten percent (10%) of the sum of (A) $25,000,000 and (B) the Stock Consideration Value.

(aa) “In-the-Money Common Warrant” means any Reliant Common Warrant that has an exercise price per share that is less than the Per Share Common Merger Consideration.

(bb) “In-the-Money Option” means any Reliant Stock Option that has an exercise price per share that is less than the Per Share Common Merger Consideration.

(cc) “In-the-Money Series A Warrant” means any Reliant Series A Warrant that has an exercise price per share that is less than the amount payable to each share of Reliant Series A Preferred Stock pursuant to Section 2.7(a)(ii)(1).

(dd) “In-the-Money Series B Warrant” means any Reliant Series B Warrant that has an exercise price per share that is less than the amount payable to each share of Reliant Series A Preferred Stock pursuant to Section 2.7(a)(ii)(1).

(ee) “In-the-Money Series E Warrant” means any Reliant Series E Warrant that has an exercise price per share that is less than the amount payable to each share of Reliant Series A Preferred Stock pursuant to Section 2.7(a)(ii)(4).

(ff) “In-the-Money Warrants” means the In-the-Money Common Warrants, the In-the-Money Series A Warrants, the In-the-Money Series B Warrants and the In-the-Money Series E Warrants.

(gg) “IRS” shall mean the United States Internal Revenue Service or any successor thereto.

(hh) “Key Employee” shall mean Len DeBenedictis.

(ii) “Legal Proceeding” shall mean any action, claim, suit, litigation, proceeding (public or private), criminal prosecution or audit by or before any Governmental Authority.

(jj) “Legal Requirements” shall mean applicable domestic or foreign federal, state, provincial, local, municipal or other law, statute, treaty, constitution, principle of common law, binding resolution, ordinance, code, binding edict, decree, directive, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(kk) “Liabilities” shall mean any liability, obligation or commitment of any kind, whether absolute, accrued, fixed or contingent, matured or unmatured, determined or determinable or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.

(ll) “Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature.

(mm) “Merger Sub I” shall mean a Delaware corporation and a wholly-owned subsidiary of Thermage to be formed by Thermage for purposes of effecting the First Merger.

(nn) “Nasdaq” shall mean the NASDAQ Global Market, any successor inter-dealer quotation system operated by The NASDAQ Stock Market, LLC or any successor thereto.

(oo) “Net Debt Target” shall mean $7,000,000.

(pp) “Net Debt Adjustment” shall mean the amount, if any, by which the Closing Net Indebtedness is greater than the Net Debt Target.

(qq) “Net Working Capital Target” shall mean negative $1,000,000.

(rr) “Order” shall mean any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Authority that is binding on any Person or its property under applicable Legal Requirements.

(ss) “Out-of-the-Money Common Warrant” means any Reliant Common Warrant that has an exercise price per share that is equal to or greater than the Per Share Common Merger Consideration.

(tt) “Out-of-the-Money Option” means any Reliant Stock Option that has an exercise price per share that is equal to or greater than the Per Share Common Merger Consideration.

(uu) “Out-of-the-Money Series A Warrant” means any Reliant Series A Warrant that has an exercise price per share that is equal to or greater than the amount payable for each share of Reliant Series A Preferred Stock pursuant to Section 2.7(a)(ii)(1).

(vv) “Out-of-the-Money Series B Warrant” means any Reliant Series B Warrant that has an exercise price per share that is equal to or greater than the amount payable for each share of Reliant Series B Preferred Stock pursuant to Section 2.7(a)(ii)(1).

(ww) “Out-of-the-Money Series E Warrant” means any Reliant Series E Warrant that has an exercise price per share that is equal to or greater than the amount payable for each share of Reliant Series E Preferred Stock pursuant to Section 2.7(a)(ii)(4).

(xx) “Out-of-the-Money Warrants” means the Out-of-the-Money Common Warrants, the Out-of-the-Money Series A Warrants, the Out-of-the-Money Series B Warrants and the Out-of-the-Money Series E Warrants.

(yy) “Pension Plan” shall mean each Employee Benefit Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(zz) “Person” shall mean any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, joint venture, estate, trust, firm or other enterprise, association, organization, entity or any Governmental Authority.

(aaa) “Per Share Common Merger Consideration” means the amount equal to the quotient obtained by dividing (x) the Common Merger Consideration by (y) the Total As-Converted Outstanding Common Shares; provided, however, that that in the event the calculation set forth in Section 1.1(l) results in Per Share Common Merger Consideration less than $0.50, then the Per Share Common Merger Consideration shall mean $0.50.

(bbb) “Pro Rata Portion” shall mean, with respect to each Reliant Stockholder, each Reliant Optionholder who held In-the-Money Options as of immediately prior to the Effective Time, each holder of Reliant RSUs and each Reliant Warrantholder who held In-the-Money Warrants as of immediately prior to the Effective Time, a percentage equal to the quotient of (A) the aggregate amount payable to such Reliant Stockholder, Reliant Optionholder, holder of Reliant RSUs or Reliant Warrantholder pursuant to Article II hereof, divided by (B) the Total Consideration plus the aggregate Option Proceeds payable to all Reliant Optionholders plus the aggregate RSU Proceeds payable to all holders of Reliant RSUs.

(ccc) “Registered Intellectual Property” means any Intellectual Property Right that is the subject of a formal application or registration with any Governmental Authority (or with respect to domain names, any domain name registrar) including (i) issued Patents, (ii) registered Copyrights (including maskwork registrations), (iii) registered Trademarks, (iv) domain name registrations, and (v) any applications, including provisional applications, for any of the foregoing (as applicable).

(ddd) “Reliant Balance Sheet” shall mean Reliant’s audited consolidated balance sheet as of December 31, 2007.

(eee) “Reliant Board” shall mean the Board of Directors of Reliant.

(fff) “Reliant Bylaws” shall mean the Bylaws of Reliant, as amended and in effect on the date hereof.

(ggg) “Reliant Capital Stock” shall mean Reliant Common Stock and Reliant Preferred Stock.

(hhh) “Reliant Certificate of Incorporation” shall mean the Restated Certificate of Incorporation of Reliant, as amended and in effect on the date hereof.

(iii) “Reliant Common Stock” shall mean the Common Stock, par value $0.001 per share, of Reliant.

(jjj) “Reliant Common Warrants” shall mean any and all warrants to purchase shares of Reliant Common Stock.

(kkk) “Reliant Employee Plans” shall mean all Employee Benefit Plans maintained, or contributed to by Reliant, any of Reliant’s Subsidiaries or any of their respective ERISA Affiliates or to which Reliant, any of Reliant’s Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may reasonably be likely to have any liability for premiums or benefits or other obligations.

(lll) “Reliant Indebtedness” shall mean, with respect to Reliant, (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under capital leases, (iv) all liabilities secured by any Lien on any asset or property and (v) all guarantees of the foregoing obligations of a third party.

(mmm) “Reliant Intellectual Property Rights” shall mean Intellectual Property Rights that are owned or purported to be owned by or exclusively licensed to Reliant or its Subsidiaries.

(nnn) “Reliant Material Adverse Effect” shall mean any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the Reliant Material Adverse Effect, has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of Reliant and its Subsidiaries, taken as a whole; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Reliant Material Adverse Effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a Reliant Material Adverse Effect has occurred or may, would or could occur: (i) general economic, financial or political conditions in the United States or any other jurisdiction in which Reliant or any of its Subsidiaries has substantial business or operations, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on Reliant and its Subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (ii) general conditions in the aesthetic laser industry, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or natural disasters), to the extent that such conditions do not have a materially disproportionate impact on Reliant and its Subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (iii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or natural disasters), to the extent that such conditions do not have a materially disproportionate impact on Reliant and its Subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (iv) the announcement or pendency of this Agreement and the transactions contemplated hereby; (v) changes in GAAP (or any interpretations of GAAP) applicable to Reliant or any of its Subsidiaries; (vi) the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself or (vii) any of the matters set forth on Schedule 8.2(b).

(ooo) “Reliant Optionholder” shall mean any holder of Reliant Stock Options as of immediately prior to the Effective Time.

(ppp) “Reliant Plan” shall mean the Reliant 2003 Equity Incentive Plan.

(qqq) “Reliant Preferred Stock” shall mean the Reliant Series A Preferred Stock, the Reliant Series B Preferred Stock, the Reliant Series C Preferred Stock, the Reliant Series D Preferred Stock and the Reliant Series E Preferred Stock.

(rrr) “Reliant Product” shall mean all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of Reliant and/or any of its Subsidiaries.

(sss) “Reliant Restricted Shares” shall mean any shares that are unvested or are subject to termination or a repurchase option, substantial risk of forfeiture or other similar condition (in each case giving effect to any acceleration of vesting or lapse of such option, risk or condition due to the consummation of the First Merger and the other transactions contemplated by this Agreement) under any applicable restricted stock purchase agreement or other similar agreement with Reliant.

(ttt) “Reliant RSUs” shall mean any restricted stock unit awards that are unvested or are subject to substantial risk of forfeiture or other similar condition (in each case giving effect to any acceleration of vesting or lapse of such risk or condition due to the consummation of the First Merger and the other transactions contemplated by this Agreement) under any applicable restricted stock unit agreement or other similar agreement with Reliant.

(uuu) “Reliant Series A Preferred Stock” shall mean shares of Reliant’s Series A Preferred Stock, par value $0.001 per share.

(vvv) “Reliant Series A Warrants” shall mean any and all warrants to purchase shares of Reliant Series A Preferred Stock.

(www) “Reliant Series B Preferred Stock” shall mean shares of the Reliant’s Series B Preferred Stock, par value $0.001 per share.

(xxx) “Reliant Series B Warrants” shall mean any and all warrants to purchase shares of Reliant Series B Preferred Stock.

(yyy) “Reliant Series C Preferred Stock” shall mean shares of Reliant’s Series C Preferred Stock, par value $0.001 per share.

(zzz) “Reliant Series D Preferred Stock” shall mean shares of the Reliant’s Series D Preferred Stock, par value $0.001 per share.

(aaaa) “Reliant Series E Preferred Stock” shall mean shares of the Reliant’s Series E Preferred Stock, par value $0.001 per share.

(bbbb) “Reliant Series E Warrants” shall mean any and all warrants to purchase shares of Reliant Series E Preferred Stock.

(cccc) “Reliant Stock Options” shall mean all options to purchase shares of Reliant Capital Stock issued pursuant to the Reliant Plan and listed in Section 3.4(d) of the Reliant Disclosure Schedule.

(dddd) “Reliant Stockholders” shall mean holders of shares of Reliant Capital Stock.

(eeee) “Reliant Warrants” shall mean the Reliant Common Warrants, the Reliant Series A Warrants, the Reliant Series B Warrants, the Reliant Series E Warrants, any and all other warrants to purchase shares of Reliant Capital Stock.

(ffff) “Reliant Warrantholder” shall mean any holder of Reliant Warrants as of immediately prior to the Effective Time.

(gggg) “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(hhhh) “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

(iiii) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(jjjj) “Stock Consideration” shall mean 23,600,000 shares of Thermage Common Stock.

(kkkk) “Stock Consideration Value” shall mean the product of (1) the Stock Consideration multiplied by (2) the Closing Average Price.

(llll) “Subsidiary” of any Person shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner, manager or managing member, (ii) such party or any Subsidiary of such party owns in excess of a majority of the outstanding equity or voting securities or interests or (iii) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

(mmmm) “Superior Proposal” shall mean any bona fide written Acquisition Proposal received by such party subsequent to the date hereof involving the acquisition of all of the outstanding voting securities of a party hereto (i) which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the third party making such Acquisition Proposal) and (ii) with respect to which the board of directors of the applicable party hereto shall have reasonably determined in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such Acquisition Transaction, as well as any counter-offer or proposal made by the other party hereto) that (A) the acquiring party is reasonably capable of timely consummating the proposed Acquisition Transaction on the terms proposed and without unreasonable delay and (B) the proposed Acquisition Transaction would, if timely consummated in accordance with its terms, be more favorable to the stockholders of the applicable party hereto (in their capacity as such), from a financial point of view, than (x) the transactions contemplated by this Agreement (or any counter-offer or proposal made by the other party hereto) determined on a basis of long-term value, without consideration of changes in Thermage’s stock price or trading volume in and of itself and (y) any Acquisition Proposal received by such party during the three months prior to the date hereof.

(nnnn) “Taxes” shall mean any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, taxes in the nature of excise, withholding, ad valorem or value added, and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period and including any liability for taxes of a predecessor or transferor.

(oooo) “Tax Return” shall mean any return, report or similar filing (including the attached schedules) required to be filed with a Governmental Authority with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(pppp) “Technology” shall mean any or all of the following tangible items and any and all instantiations of the following in any form and embodied in any media: (i) works of authorship including computer programs, source code, executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data related to the foregoing, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections, and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) tools, methods and processes, and (vii) devices, prototypes, schematics, breadboards, netlists, mask works, test methodologies, verilog files, emulation and simulation reports, test vectors, and hardware development tools.

(qqqq) “Thermage Balance Sheet” shall mean the audited balance sheet of Thermage contained in the Thermage Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(rrrr) “Thermage Board” shall mean the Board of Directors of Thermage.

(ssss) “Thermage Bylaws” shall mean the Amended and Restated Bylaws of Thermage, as amended and in effect on the date hereof.

(tttt) “Thermage Common Stock” shall mean the Common Stock, par value $0.001 per share, of Thermage.

(uuuu) “Thermage Certificate of Incorporation” shall mean the Thermage Certificate of Incorporation, as amended and in effect on the date hereof.

(vvvv) “Thermage Employee Plans” shall mean all Employee Benefit Plans maintained, or contributed to by Thermage, any of Thermage’s Subsidiaries or any of their respective ERISA Affiliates or to which Thermage, any of Thermage’s Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may reasonably be likely to have any liability for premiums or benefits or other obligations.

(wwww) “Thermage Intellectual Property Rights” shall mean shall Intellectual Property Rights that are owned or purported to be owned by or exclusively licensed to Thermage or its Subsidiaries.

(xxxx) “Thermage Material Adverse Effect” shall mean any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the Thermage Material Adverse Effect, has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of Thermage and its Subsidiaries, taken as a whole; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Thermage Material Adverse Effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a Thermage Material Adverse Effect has occurred or may, would or could occur: (i) general economic, financial or political conditions in the United States or any other jurisdiction in which Thermage or any of its Subsidiaries has substantial business or operations, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on Thermage and its Subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (ii) general conditions in the aesthetic laser industry, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or natural disasters), to the extent that such conditions do not have a materially disproportionate impact on Thermage and its Subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (iii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or natural disasters), to the extent that such conditions do not have a materially disproportionate impact on Thermage and its Subsidiaries, taken as a whole, relative to other aesthetic laser companies of comparable size; (iv) the announcement or pendency of this Agreement and the transactions contemplated hereby; (v) changes in GAAP (or any interpretations of GAAP) applicable to Thermage or any of its Subsidiaries; (vi) changes in Thermage’s stock price or the trading volume of Thermage stock, in and of itself; or (vii) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself.

(yyyy) “Thermage Stock Options” shall mean any option to purchase Thermage Common Stock under any of the Thermage Plans.

(zzzz) “Thermage Warrants” shall mean shall mean any and all warrants to purchase shares of Thermage Common Stock.

(aaaaa) “Total As-Converted Outstanding Common Shares” means the total number of shares of Reliant Common Stock outstanding immediately prior to the Effective Time plus the total number of shares of Reliant Common Stock issuable upon the conversion or exercise of any securities convertible into or exercisable for Reliant Common Stock outstanding immediately prior to the Effective Time (whether or not then exercisable or subject to vesting), including the number of shares of Reliant Common Stock issuable upon conversion of the shares of Reliant Preferred Stock issuable pursuant to the In-the-Money Warrants outstanding immediately prior to the Effective Time, but excluding (i) all Reliant Stock Options outstanding immediately prior to the Effective Time; (ii) the number of shares of Reliant Common Stock issuable upon conversion of the shares of Reliant Preferred Stock issuable pursuant to the Out-of-the-Money Warrants that will be cancelled without consideration at the Effective Time; (iii) the total number of shares of Reliant Common Stock issuable upon the conversion of shares of Reliant Series A Preferred Stock (A) issued and outstanding immediately prior to the Effective Time plus (B) issuable upon exercise or conversion of any securities exercisable or convertible into Reliant Series A Preferred Stock outstanding immediately prior to the Effective Time (other than such securities that will be cancelled without consideration at the Effective Time); (iv) the total number of shares of Reliant Common Stock issuable upon the conversion of shares of Reliant Series B Preferred Stock (A) issued and outstanding immediately prior to the Effective Time plus (B) issuable upon exercise or conversion of any securities exercisable or convertible into Reliant Series B Preferred Stock outstanding immediately prior to the Effective Time (other than such securities that will be cancelled without consideration at the Effective Time); (v) the total number of shares of Reliant Common Stock issuable upon the conversion of shares of Reliant Series C Preferred Stock (A) issued and outstanding immediately prior to the Effective Time plus (B) issuable upon exercise or conversion of any securities exercisable or convertible into Reliant Series C Preferred Stock outstanding immediately prior to the Effective Time (other than such securities that will be cancelled without consideration at the Effective Time); (vi) the total number of shares of Reliant Common Stock issuable upon the conversion of shares of Reliant Series D Preferred Stock (A) issued and outstanding immediately prior to the Effective Time plus (B) issuable upon exercise or conversion of any securities exercisable or convertible into Reliant Series D Preferred Stock outstanding immediately prior to the Effective Time (other than such securities that will be cancelled without consideration at the Effective Time); and (vii) the total number of shares of Reliant Common Stock issuable upon the conversion of shares of Reliant Series E Preferred Stock issued and outstanding immediately prior to the Effective Time plus (B) issuable upon exercise or conversion of any securities exercisable or convertible into Reliant Series E Preferred Stock outstanding immediately prior to the Effective Time (other than such securities that will be cancelled without consideration at the Effective Time).

(bbbbb) “Total Consideration” shall mean (1) Stock Consideration Value plus (2) the Cash Consideration, as adjusted pursuant to Section 2.9.

(ccccc) “Transaction Expenses” shall mean all reasonable out-of-pocket fees and expenses of lawyers, investment bankers, accountants (other than in connection with audit) incurred since June 27, 2008.

(ddddd) “Triggering Event” shall be deemed to have occurred with respect to a party hereto if, prior to the Effective Time, any of the following shall have occurred: (A) with respect to Thermage, the Thermage Board or any committee thereof shall have made a Thermage Board Recommendation Change; (B) the board of directors of the applicable party or any committee thereof shall have for any reason approved, or recommended that the stockholders of the applicable party approve, any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal) with respect to such party; or (C) the applicable party shall have entered into a letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement contemplated by Section 6.1(b)) with respect to any Acquisition Proposal (whether or not a Superior Proposal).

(eeeee) “Working Capital Adjustment” shall mean the amount, expressed as an absolute value, by which the Closing Working Capital is less (more negative) than the Net Working Capital Target.

1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
2007 Audit	6.10(b)
280G Shareholder Approval	6.4(b)
Accepted Closing Net Indebtedness	2.9(c)
Accepted Working Capital Amount	2.9(c)
Agreed Upon Loss	8.4(g)(v)
Agreement	Introduction
Agent Indemnification Expenses	8.4(i)(vii)
Agent Interpleader Expenses	8.4(i)(vi)
Assumed Warrants	2.7(d)(iii)
Balance Sheet Date	3.7
Certificate Amendment	6.5(a)
Certificate of Merger	2.3
Certificates	2.8(c)
Closing	2.2
Closing Date	2.2
Closing Statement	2.9(a)
Code	Recitals
Confidentiality Agreement	6.7(h)
Continuing Employees	6.12(b)
CPA Fees	2.9(f)

Term	Section Reference
CPA Firm	2.9(f)
D&O Policy	6.13(c)
Delaware Secretary of State	2.3
DGCL	1.1(m)
Dissent Share Payments	2.12(c)
Dissenting Shares	2.12(a)
Effective Time	2.3
Escrow Funds	8.4(a)(ii)
Exchange Agent	2.8(a)
Exchange Fund	2.8(b)(i)
Final Calculation Amount	2.9(f)
Financials	3.7
Government Programs	3.22(g)
Indemnification Escrow Fund	8.4(a)(i)
Indemnification Escrow Period	8.4(c)(i)
Indemnified Parties	8.2
Indemnifying Parties	8.2
Interim Financials	3.7
Letter of Transmittal	2.8(c)
Loan Agreement	Recitals
Lock-Up Agreement	Recitals
Loss	8.2
Losses	8.2
Maximum Aggregate Premium	6.13(c)
Maximum Cash Amount	2.7(f)
Maximum Stock Amount	2.7(f)
Merger	Recitals
Merger Sub II	Introduction
Objection Notice	8.4(f)(ii)
Officer’s Certificate	8.3(c)
Option Proceeds	2.7(c)
Private Insurance Programs	3.22(g)
Proxy Statement/Prospectus/Information Statement	6.3(a)
Registration Statement	6.3(a)
Regulation M-A Filing	6.3(b)
Reliant	Introduction
Reliant 401(k) Plans	6.11(a)
Reliant Charter Documents	3.3
Reliant Disclosure Schedule	Article III
Reliant Employees	6.12(a)
Reliant Estimated Closing Net Indebtedness	2.9(a)
Reliant Estimated Working Capital Amount	2.9(a)
Reliant Indemnified Parties	6.13(b)
Reliant In Licenses	3.19(h)
Reliant IP Licenses	3.19(i)
Reliant Lease Agreements	3.16(c)
Reliant Leased Real Property	3.16(b)
Reliant Material Contract	3.13(a)
Reliant Out Licenses	3.19(i)
Reliant Permits	3.11(b)
Reliant Plan	3.4(d)
Reliant Qualified Plan	3.14(d)

Term	Section Reference
Reliant Registered Intellectual Property	3.19(a)
Reliant Stockholder Written Consent	Recitals
Reliant Stockholder Written Consents	Recitals
Reliant Subsidiary Documents	3.3
Reliant Terminating Plans	6.11(b)
Reliant Voting Proposal	3.5(a)
Requisite Reliant Stockholder Approval	Recitals
Requisite Thermage Stockholder Approval	4.5(b)
Resolution Period	2.9(d)
Resolved Calculation Amount	2.9(d)
Resolved Items	2.9(d)
Section 280G Payments	6.4(b)
Securityholder Representative Expenses	8.5(b)
Series B Warrant Exchange Ratio	2.7(d)(iii)
Soliciting Materials	6.4(b)
Spreadsheet	6.18
Stockholder Arrangements	6.16
Stockholder Notice	6.4(d)
Expiration Time	8.1
Surviving Company	2.1
Takeover Statute	3.27
Tax Incentive	3.17(i)
Tax Opinions	6.17(b)
Termination Date	9.1(c)
Termination Fee Amount	9.3(b)(i)
Third Party Claim	8.4(h)
Third Party Expenses	9.3(a)
Thermage	Introduction
Thermage 1997 Stock Plan	4.4(a)
Thermage 2006 Plan	4.4(a)
Thermage Board Recommendation	6.2(a)
Thermage Board Recommendation Change	6.2(b)
Thermage Charter Documents	4.3
Thermage Disclosure Schedule	Article IV
Thermage ESPP	4.4(a)
Thermage IP License	4.19(f)
Thermage Lease Agreements	4.16(c)
Thermage Leased Real Property	4.16(b)
Thermage Material Contract	4.13(a)
Thermage Non-U.S. Employee Plans	4.14(k)
Thermage Objection Notice	2.9(c)
Thermage Permits	4.11(b)
Thermage Plans	4.4(a)
Thermage Preferred Stock	4.4(a)
Thermage Qualified Plan	4.14(c)
Thermage Registered Intellectual Property	4.19(a)
Thermage SEC Reports	4.7(a)
Thermage Stockholder Meeting	6.4(i)
Thermage Subsidiary Documents	4.3
Thermage Voting Proposal	4.5(a)
Unresolved Items	2.9(f)
Voting Agreement	Recitals
Year-End Financials	3.7

1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Exhibits or Schedules shall be deemed to refer to Articles, Sections, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Legal Requirement, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of Delaware Law, at the Effective Time, Merger Sub I shall be merged with and into Reliant, the separate corporate existence of Merger Sub I shall cease, and Reliant shall continue as the surviving corporation and as a wholly-owned subsidiary of Thermage. Reliant, as the surviving entity of the First Merger, is sometimes referred to herein as the “First-Step Surviving Company.” If, as of the Effective Time, the Tax Opinions have been delivered in accordance with Section 7.1(g), then immediately after the Effective Time, and as part of a single overall transaction with the First Merger and pursuant to an integrated plan, the First-Step Surviving Company shall be merged with and into Merger Sub II (the “Second Merger”), with Merger Sub II continuing as the surviving entity (the First Merger and the Second Merger are referred to herein together as the “Integrated Merger”). Merger Sub II as the surviving entity after the Second Merger is hereinafter sometimes referred to as the “Surviving Company.”

2.2 The Closing. The closing of the First Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, 94304, on a date and at a time to be agreed upon by Thermage and Reliant, which date shall be no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder), of such conditions), or at such other location, date and time as Thermage and Reliant shall mutually agree upon in writing. The date upon which the Closing actually occurs pursuant hereto is referred to herein as the “Closing Date.”

2.3 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Thermage and Reliant shall cause the First Merger to be consummated under the DGCL by filing a certificate of merger in customary form and substance (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), and as soon as possible thereafter, a certificate of merger in customary form and substance for the Second Merger (the “Second Certificate of Merger”), each in accordance with the applicable provisions of Delaware Law. The time of such filing and acceptance by the Delaware Secretary of State, or such later time as may be agreed in writing by Thermage and Reliant and specified in the First Certificate of Merger is referred to herein as the “Effective Time.”

2.4 Effect of the Integrated Merger.

(a) First Merger. At the Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Reliant and Merger Sub I shall vest in Reliant as the First-Step Surviving Company, and all debts, liabilities and duties of the Reliant and Merger Sub I shall become the debts, liabilities and duties of Reliant as the First Step Surviving Company.

(b) Second Merger. At the effective time of the Second Merger, the effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the effective time of the Second Merger, all the property, rights, privileges, powers and franchises of Reliant and Merger Sub II shall vest in the Surviving Company, and all debts, liabilities and duties of Reliant and Merger Sub II shall become the debts, liabilities and duties of the Surviving Company.

2.5 Constituent Documents of the Surviving Company

(a) Certificate of Incorporation of First Step Surviving Company. Unless otherwise determined by Thermage prior to the Effective Time, the certificate of incorporation of the First Step Surviving Company shall be amended and restated as of the Effective Time in its entirety to be identical to the certificate of incorporation of Merger Sub I as in effect immediately prior to the Effective Time until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation.

(b) Bylaws of First Step Surviving Company. Unless otherwise determined by Thermage prior to the Effective Time, the bylaws of the First Step Surviving Company shall be amended and restated as of the Effective Time in their entirety to be identical to the bylaws of Merger Sub I as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in the certificate of incorporation of the First Step Surviving Company and such bylaws.

(c) Certificate of Formation of the Surviving Company. Unless otherwise determined by Thermage prior to the Effective Time, the certificate of formation of Merger Sub II as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with Delaware Law and as provided in such certificate of formation; provided, however, that at the Effective Time, Article I of the certificate of formation of the Surviving Company shall be amended and restated in its entirety to read as follows: “The name of this limited liability company is Reliant, LLC.”

(d) Limited Liability Company Agreement of the Surviving Company. Unless otherwise determined by Thermage prior to the Effective Time, the Limited Liability Company Agreement of Merger Sub II as in effect immediately prior to the Effective Time shall be the Limited Liability Company Agreement of the Surviving Company, until thereafter amended in accordance with Delaware Law and as provided in the Limited Liability Company Agreement of the Surviving Company; provided, however, that at the Effective Time, Article I of the Limited Liability Company Agreement of the Surviving Company shall be amended and restated in its entirety to read as follows: “The name of this limited liability company is Reliant, LLC.”

2.6 Directors, Officers and Managers.

(a) Directors of First Step Surviving Company. Unless otherwise determined by Thermage prior to the Effective Time, the directors of Merger Sub I immediately prior to the Effective Time shall be appointed as the directors of the First Step Surviving Company immediately after the Effective Time, each to hold the office of a director of the First Step Surviving Company in accordance with the provisions of Delaware Law, the certificate of incorporation and bylaws of the First Step Surviving Company until their successors are duly elected and qualified, or until their earlier resignation or removal.

(b) Officers of First Step Surviving Company. Unless otherwise determined by Thermage prior to the Effective Time, the officers of Merger Sub I immediately prior to the Effective Time shall be appointed as the officers of the First Step Surviving Company immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the First Step Surviving Company.

(c) Manager of the Surviving Company. Unless otherwise determined by Thermage prior to the Effective Time, the manager of Merger Sub II immediately prior to the effective time of the Second Merger shall be the manager of the Surviving Company immediately after the effective time of the Second Merger, to hold office in accordance with the Limited Liability Company Agreement of the Surviving Company until its successors are duly elected or appointed and qualified.

(d) Officers of the Surviving Company. Unless otherwise determined by Thermage prior to the Effective Time, the officers of Merger Sub II immediately prior to the effective time of the Second Merger shall be the officers of the Surviving Company immediately after the effective time of the Second Merger, each to hold office in accordance with the Limited Liability Company Agreement of the Surviving Company until their respective successors are duly elected or appointed and qualified.

2.7 Effect on Capital Stock.

(a) Capital Stock of Constituent Companies. Upon the terms and subject to the conditions set forth in this Agreement, including the deposit of the Indemnification Escrow Amount with the Escrow Agent pursuant to Section 8.4(a)(i) and (ii) and the Working Capital Adjustment and Net Debt Adjustment pursuant to Section 2.9, at the Effective Time, by virtue of the First Merger and without any action on the part of the parties hereto, or the holders of any of the following securities, the following shall occur:

(i) Merger Sub I Capital Stock. At the Effective Time, by virtue of the First Merger and without any action on the part of any of the parties hereto, each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the First Step Surviving Company.

(ii) Reliant Capital Stock. Subject to the terms and conditions of this Agreement, as of the Effective Time, by virtue of the First Merger and without any action on the part of Merger Sub I, Reliant or any Reliant Stockholder:

(1) Reliant Series A Preferred Stock and Reliant Series B Preferred Stock. Each share of Reliant Series A Preferred Stock and Reliant Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be cancelled and extinguished and be converted into the right to receive, upon surrender of the certificate representing such share of Reliant Series A Preferred Stock or Reliant Series B Preferred Stock in the manner set forth in Section 2.8, either: (A) if the Per Share Common Merger Consideration is equal to or less than $4.50, but greater than $0.50 (assuming that the amount paid with respect to a share of Reliant Series A Preferred Stock and with respect to a share of Reliant Series B Preferred Stock pursuant to this subsection 2.7(a)(ii) is $4.50, the amount paid with respect to a share of Reliant Series C Preferred Stock pursuant to this subsection 2.7(a)(ii) is $10.53, the amount paid with respect to a share of Reliant Series D Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.09 and the amount paid with respect to a share of Reliant Series E Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.00), $4.50; or (B) if the Per Share Common Merger Consideration would be greater than $4.50 (assuming that the amount paid with respect to a share of Reliant Series A Preferred Stock and the amount paid with respect to a share of Reliant Series B Preferred Stock pursuant to this subsection 2.7(a)(ii) is $4.50 or more, the amount paid with respect to a share of Reliant Series C Preferred Stock pursuant to this subsection 2.7(a)(ii) is $10.53 or more, the amount paid with respect to a share of Reliant Series D Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.09 or more and the amount paid with respect to a share of Reliant Series E Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.00 or more), the greater of either (i) $4.50 or (ii) the Per Share Common Merger Consideration which would be paid in the event each share of Reliant Series A Preferred Stock and Reliant Series B Preferred Stock

were converted into shares of Reliant Common Stock (after recalculation and after taking into account any other payment to any other series of Reliant Preferred Stock under any of Section 2.7(a)(ii)(2)(B)(ii), Section 2.7(a)(ii)(3)(B)(ii), or Section 2.7(a)(ii)(4)(B)(ii), Reliant Common Stock under Section 2.7(a)(ii)(5)(B)(ii) and changes in the amounts payable to Reliant Options, Reliant Warrants and Reliant RSUs), or (C) if the Per Share Common Merger Consideration would be less than $0.50 if the provisos in Section 1.1(l) and Section 1.1(aaa) were not taken into effect, the pro rata amount (determined in proportion to the full amounts to which they would otherwise be respectively entitled vis-à-vis the remainder of the Reliant Preferred Stock pursuant to this Section 2.7) of the Total Consideration minus the Common Merger Consideration as determined in the proviso to Section 1.1(l). The consideration payable in respect of each share of Reliant Series A Preferred Stock and Reliant Series B Preferred Stock shall be paid in a combination of cash and shares of Thermage Common Stock on a pro rata basis with all other recipients of the Total Consideration, with each share of Thermage Common Stock valued at the Closing Average Price.

(2) Reliant Series C Preferred Stock. Each share of Reliant Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be cancelled and extinguished and be converted into the right to receive, upon surrender of the certificate representing such share of Reliant Series C Preferred Stock in the manner set forth in Section 2.8, either: (A) if the Per Share Common Merger Consideration is equal to or less than $10.53, but greater than $0.50 (after taking into account the amount to be paid with respect to each share of Reliant Series A Preferred Stock and Reliant Series B Preferred Stock and assuming that the amount paid with respect to a share of Reliant Series C Preferred Stock pursuant to this subsection 2.7(a)(ii) is $10.53, the amount paid with respect to a share of Reliant Series D Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.09 and the amount paid with respect to a share of Reliant Series E Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.00), $10.53; or (B) if the Per Share Common Merger Consideration would be greater than $10.53 (after taking into account the amount to be paid with respect to each share of Reliant Series A Preferred Stock and Reliant Series B Preferred Stock and assuming that the amount paid with respect to a share of Reliant Series C Preferred Stock pursuant to this subsection 2.7(a)(ii) is $10.53 or more, the amount paid with respect to a share of Reliant Series D Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.09 or more and the amount paid with respect to a share of Reliant Series E Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.00) or more), the greater of either (i) $10.53 or (ii) the Per Share Common Merger Consideration which would be paid in the event each share of Reliant Series A Preferred Stock, Reliant Series B Preferred Stock and Reliant Series C Preferred Stock were converted into shares of Reliant Common Stock (after recalculation and after taking into account any payments to any other series of Reliant Preferred Stock under any of Section 2.7(a)(ii)(1)(B)(ii), Section 2.7(a)(ii)(3)(B)(ii) or Section 2.7(a)(ii)(4)(B)(ii), Reliant Common Stock under Section 2.7(a)(ii)(5)(B)(ii) and changes in the amounts payable to Reliant Options, Reliant Warrants and Reliant RSUs), or (C) if the Per Share Common Merger Consideration would be less than $0.50 if the provisos in Section 1.1(l) and Section 1.1(aaa) were not taken into effect, the pro rata amount (determined in proportion to the full amounts to which they would otherwise be respectively entitled vis-à-vis the remainder of the Reliant Preferred Stock pursuant to this Section 2.7) of the Total Consideration minus the Common Merger Consideration as determined in the proviso to Section 1.1(l). The consideration payable in respect of each share of Reliant Series C Preferred Stock shall be paid in a combination of cash and shares of Thermage Common Stock on a pro rata basis with all other recipients of the Total Consideration, with each share of Thermage Common Stock valued at the Closing Average Price.

(3) Reliant Series D Preferred Stock. Each share of Reliant Series D Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be cancelled and extinguished and be converted into the right to receive, upon surrender of the certificate representing such share of Reliant Series D Preferred Stock in the manner set forth in Section 2.8, either: (A) if the Per Share Common Merger Consideration is equal to or less than $15.09, but greater than $0.50 (after taking into account the amount to be paid with respect to each share of Reliant Series A Preferred Stock, Reliant Series B Preferred Stock Reliant Series C Preferred Stock and Reliant Series E Preferred Stock and assuming that the amount paid with respect to a share of Reliant Series D Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.09), $15.09; or (B) if the Per Share Common Merger Consideration would be greater than $15.09 (after taking into account the amount to be paid with respect to each share of Reliant Series A Preferred Stock, Reliant Series B Preferred Stock, Reliant Series C Preferred Stock and Reliant Series E Preferred Stock and assuming that the amount paid with respect to a share of Reliant Series D Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.09 or more), the greater of either (i) $15.09 or (ii) the Per Share Common Merger Consideration which would be paid in the event each share of Reliant Series A Preferred Stock, Reliant Series B Preferred Stock, Reliant Series C Preferred Stock, Reliant Series D Preferred Stock and Reliant Series E Preferred Stock were converted into shares of Reliant Common Stock (after recalculation and after taking into account any payments to any other series of Reliant Preferred Stock under any of Section 2.7(a)(ii)(1)(B)(ii), Section 2.7(a)(ii)(2)(B)(ii) or Section 2.7(a)(ii)(4)(B)(ii), Reliant Common Stock under Section 2.7(a)(ii)(5)(B)(ii)) and changes in the amounts payable to Reliant Options, Reliant Warrants and Reliant RSUs), or (C) if the Per Share Common Merger Consideration would be less than $0.50 if the provisos in Section 1.1(l) and Section 1.1(aaa) were not taken into effect, the pro rata amount (determined in proportion to the full amounts to which they would otherwise be respectively entitled vis-à-vis the remainder of the Reliant Preferred Stock pursuant to this Section 2.7) of the Total Consideration minus the Common Merger Consideration as determined in the proviso to Section 1.1(l). The consideration payable in respect of each share of Reliant Series D Preferred Stock shall be paid in a combination of cash and shares of Thermage Common Stock on a pro rata basis with all other recipients of the Total Consideration, with each share of Thermage Common Stock valued at the Closing Average Price.

(4) Reliant Series E Preferred Stock. Each share of Reliant Series E Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be cancelled and extinguished and be converted into the right to receive, upon surrender of the certificate representing such share of Reliant Series E Preferred Stock in the manner set forth in Section 2.8, either: (A) if the Per Share Common Merger Consideration is equal to or less than $15.00, but greater than $0.50 (after taking into account the amount to be paid with respect to each share of Reliant Series A Preferred Stock, Reliant Series B Preferred Stock and Reliant Series C Preferred Stock and assuming that the amount paid with respect to a share of Reliant Series D Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.09 and the amount paid with respect to a share of Reliant Series E Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.00), $15.00; or (B) if the Common Merger Consideration would be greater than $15.00 (after taking into account the amount to be paid with respect to each share of Reliant Series A Preferred Stock, Reliant Series B Preferred Stock and Reliant Series C Preferred Stock and assuming that the amount paid with respect to a share of Reliant Series D Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.09 or more and the amount paid with respect to a share of Reliant Series E Preferred Stock pursuant to this subsection 2.7(a)(ii) is $15.00 or more), the greater of either (i) $15.00 or (ii) the Per Share Common Merger Consideration which would be paid in the event each share of Reliant Series A Preferred Stock, Reliant Series B Preferred Stock, Reliant Series C Preferred Stock and Reliant Series E Preferred Stock were converted into shares of Reliant Common Stock (after recalculation and after taking into account any payments to any other series of Reliant Preferred Stock under any of Section 2.7(a)(ii)(1)(B)(ii), Section 2.7(a)(ii)(2)(B)(ii) or Section 2.7(a)(ii)(3)(B)(ii), Reliant Common Stock under Section 2.7(a)(ii)(5)(B)(ii) and changes in the amounts payable to Reliant Options, Reliant Warrants and Reliant RSUs), or (C) if the Per Share Common Merger Consideration would be less than $0.50 if the provisos in Section 1.1(l) and Section 1.1(aaa) were not taken into effect, the pro rata amount (determined in proportion to the full amounts to which they would otherwise be respectively entitled vis-à-vis the remainder of the Reliant Preferred Stock pursuant to this Section 2.7) of the Total Consideration minus the Common Merger Consideration as determined in the proviso to Section 1.1(l). The consideration payable in respect of each share of Reliant Series E Preferred Stock shall be paid in a combination of cash and shares of Thermage Common Stock on a pro rata basis with all other recipients of the Total Consideration, with each share of Thermage Common Stock valued at the Closing Average Price.

(5) Reliant Common Stock. Each share of Reliant Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be cancelled and extinguished and be converted into the right to receive, upon surrender of the certificate representing such share of Reliant Common Stock in the manner set forth in Section 2.8, the Per Share Common Merger Consideration (after recalculation and after taking into account any payments to any series of Reliant Preferred Stock under any of

Section 2.7(a)(ii)(1)(B)(ii), Section 2.7(a)(ii)(2)(B)(ii), Section 2.7(a)(ii)(3)(B)(ii) or Section 2.7(a)(ii)(4)(B)(ii) and changes in the amounts payable to Reliant Options, Reliant Warrants and Reliant RSUs). The consideration payable in respect of each share of Reliant Common Stock shall be paid in a combination of cash and shares of Thermage Common Stock on a pro rata basis with all other recipients of the Total Consideration, with each share of Thermage Common Stock valued at the Closing Average Price.

(b) Fractional Shares. No fraction of a share of Thermage Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of record of shares of Reliant Capital Stock who would otherwise be entitled to a fraction of a share of Thermage Capital Stock pursuant to this Section 2.7 (after aggregating all fractional shares of Thermage Common Stock that otherwise would be received by such holder of record) shall, upon the surrender of the certificate, if any, representing such share of Reliant Capital Stock in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.10), receive from Thermage an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the closing price of Thermage Common Stock on the trading day immediately preceding the Closing Date.

(c) Treatment of Reliant Stock Options. No outstanding Reliant Stock Options shall be assumed, continued or substituted for by Thermage. As of immediately prior to the Effective Time, and contingent upon the effectiveness of the Merger, each then outstanding Reliant Stock Option shall become immediately vested and exercisable in full. At the Effective Time, each then outstanding Reliant Stock Option shall, by virtue of the Merger, be converted into and shall become a right to receive an amount in cash, without interest, with respect to each share subject thereto, equal to the excess, if any, of the Per Share Common Merger Consideration over the per share exercise price of such Reliant Stock Option (such amount being hereinafter referred to as the “Option Proceeds”), and each such Reliant Stock Option shall terminate at the Effective Time. The payment of the Option Proceeds to a holder of Reliant Stock Options shall be reduced by any income or employment Tax withholding required under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Reliant Stock Options. Prior to the Effective Time, Reliant shall obtain all necessary consents or releases from the Reliant Optionholders and shall take all other lawful action as may be necessary to provide for and give effect to the transactions contemplated by this Section 2.7(d).

(d) Treatment of Reliant Warrants.

(i) Except as provided in Section 2.7(d)(iii), Thermage shall not assume any Reliant Warrants in connection with the transactions contemplated hereby. At the Effective Time, each In-the-Money Warrant then outstanding shall, to the extent permitted pursuant to the terms of such In-the-Money Warrant and by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted without exercise into and, subject to the terms and conditions set forth in this Agreement, represent the right to receive the consideration payable for each share of Reliant Preferred Stock or Reliant Common Stock, as applicable, then subject to purchase under such In-the-Money Warrant; provided, however, that the amount of cash portion of the consideration payable in respect of such In-the-Money Warrant shall be reduced by the applicable purchase price for such shares of Reliant Preferred Stock or Reliant Common Stock, as applicable, pursuant to the terms of the In-the-Money Warrant.

(ii) Except as provided in Section 2.7(d)(iii), each Out-of-the-Money Warrant shall be cancelled at the Effective Time by virtue of the Merger.

(iii) Each Reliant Series B Warrant (the “Assumed Series B Warrants”), Reliant Series E Warrant (the “Assumed Series E Warrants”) and Reliant Common Warrant (the “Assumed Common Warrants” together with the Assumed Series B Warrants and the Assumed Series E Warrants, the “Assumed Warrants”)) outstanding at the Effective Time that (x) cannot be cancelled pursuant to its terms by virtue of the Merger and (y) are not tendered by the holder thereof in exchange for the treatment set forth in Section 2.7(d)(i) shall be assumed by Thermage to the extent not exercised prior to the Closing. At the Effective Time, each Assumed Warrant shall be converted into a warrant to acquire the consideration the holder of such Assumed Warrant would have been entitled to receive at the Effective Time pursuant to this Agreement had such holder exercised with a cash payment of the exercise price such Assumed Warrant prior to the Effective Time. Each Assumed Warrant shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability, if applicable) as were applicable under the respective Assumed Warrant immediately prior to the Effective Time.

(e) Treatment of Restricted Shares. As of immediately prior to the Effective Time, and contingent upon the effectiveness of the Merger, each Reliant Restricted Share shall become fully vested, and any reacquisition or repurchase rights held by Reliant with respect to such Reliant Restricted Share shall lapse and such vested Reliant Restricted Shares shall be treated in accordance with Section 2.7(a)(ii)(6) above.

(f) Treatment of Reliant RSUs. No outstanding Reliant RSUs shall be assumed, continued or substituted for by Thermage. At the Effective Time, each then outstanding Reliant RSU shall, by virtue of the Merger, to the extent then vested (taking into account any accelerated vesting as a result of the Merger in accordance with the terms of the RSUs) be converted into and shall become a right to receive an amount in cash, without interest, with respect to each share subject thereto, equal to the Per Share Common Merger Consideration (such amount being hereinafter referred to as the “RSU Proceeds”), and each Reliant RSU shall terminate at the Effective Time. The payment of the RSU Proceeds to a holder of Reliant RSUs shall be reduced by any income or employment Tax withholding required under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Reliant RSUs. Prior to the Effective Time, Reliant shall obtain all necessary consents or releases from the holders of the Reliant RSUs and shall take all other lawful action as may be necessary to provide for and give effect to the transactions contemplated by this Section 2.7(f).

(g) Limitation on Total Consideration. Notwithstanding anything to the contrary set forth in this Agreement, in no event shall the aggregate cash consideration payable or allocable to the Reliant Stockholders, the Reliant Warrantholders, the holders of Reliant RSUs and the Reliant Optionholders pursuant to Section 2.7 exceed $25,000,000 in cash (as such amount may be adjusted to reflect the Net Debt Adjustment and the Working Capital Adjustment) (the “Maximum Cash Amount”) and in no event shall the aggregate number of shares of Thermage Common Stock payable or allocable to Reliant Stockholders and Reliant Warrantholders pursuant to Section 2.7 exceed 23,600,000 shares of Thermage Common Stock (the “Maximum Stock Amount”). In the event the application of Section 2.7 would result in the aggregate cash consideration payable or allocable to Reliant Stockholders, Reliant Warrantholders and Reliant Optionholders pursuant to Section 2.7 exceeding the Maximum Cash Amount or the aggregate number of shares of Thermage Common Stock payable or allocable to Reliant Stockholders and Reliant Warrantholders exceeding the Maximum Stock Amount, appropriate action shall be taken by the parties hereto, in accordance with applicable Legal Requirements, to adjust the payment or allocation of the Maximum Stock Amount and the Maximum Cash Amount (provided such adjustment does not increase the Maximum Stock Amount or Maximum Cash Amount) among the Reliant Stockholders, the Reliant Warrantholders and the Reliant Optionholders as is equitable under the circumstances (including, to the extent permitted by applicable Legal Requirements, liquidating a portion of the Maximum Stock Amount and applying the proceeds to the consideration allocable or payable to the Reliant Stockholders, the Reliant Warrantholders and the Reliant Optionholders).

(h) Second Merger.

(i) Capital Stock of First Step Surviving Company. At the effective time of the Second Merger, by virtue of the Second Merger and without any action on the part of any of the parties hereto, each share of capital stock of the First Step Surviving Company issued and outstanding immediately prior to the effective time of the Second Merger shall be cancelled without any consideration or other payment therefor.

(ii) Membership Interests of Merger Sub II. At the effective time of the Second Merger, by virtue of the Second Merger and without any action on the part of any of the parties hereto, each membership interest in

Merger Sub II issued and outstanding immediately prior to the effective time of the Second Merger shall remain issued and outstanding and shall not be effected by the Second Merger.

2.8 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, Thermage shall select a bank or trust company reasonably acceptable to Reliant to act as the exchange agent for the Merger (the “Exchange Agent”).

(b) Thermage to Provide Thermage Common Stock and Cash.

(i) As promptly as practicable following the Effective Time, Thermage shall make available to the Exchange Agent for exchange in accordance with this Article II, the shares of Thermage Common Stock issuable and the amount of cash payable pursuant to Section 2.7(a) in exchange for shares of Reliant Capital Stock and Reliant Warrants, less the Indemnification Escrow Amount. In addition, Thermage shall make available from time to time after the Effective Time as necessary, cash in an amount sufficient to pay any cash payable in lieu of fractional shares pursuant to Section 2.7(c) and any dividends or distributions to which holders of shares of Reliant Capital Stock may be entitled pursuant to Section 2.8(d). Any Thermage Common Stock and cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(ii) Escrow Amount Deposit.

(1) At the Effective Time, Thermage shall deposit with the Escrow Agent an amount of cash equal to the Indemnification Escrow Amount. Thermage shall be deemed to have contributed with the Escrow Agent, on behalf of each Reliant Stockholder, each Reliant Optionholder who held In-the-Money Options, each holder of Reliant RSUs and each Reliant Warrantholder who held In-the-Money Warrants, each such Reliant Stockholder’s, Reliant Optionholder’s, holder of Reliant RSUs and Reliant Warrantholder’s Pro Rata Portion of the Indemnification Escrow Amount, rounded to the nearest cent (with amounts greater than or equal to $0.005 rounded up).

(2) In the event that the portion of the Cash Consideration received by each of the Reliant Stockholders, the Reliant Optionholders, the holders of Reliant RSUs and the Reliant Warrantholders who held In-the-Money Warrants pursuant to Section 2.7 is less than their respective Pro Rata Portions of the Indemnification Escrow Amount, the difference shall be funded from the Stock Consideration, valued at the Closing Average Price.

(c) Thermage shall use commercially reasonable efforts to cause the Exchange Agent as soon as practicable after the Effective Time, to send to each Person who was, at the Effective Time, a holder of record of certificates that represented outstanding Reliant Capital Stock (the “Certificates”) or a holder of Reliant Warrants, a letter of transmittal (a “Letter of Transmittal”) that (i) shall specify that delivery shall be effected and risk of loss and title to such Certificates and Reliant Warrants shall pass, only upon actual delivery thereof to the Exchange Agent and (ii) shall contain instructions for use in effecting the surrender of the Certificates and Reliant Warrants. Upon surrender to the Exchange Agent of the Certificate and Reliant Warrant for cancellation, together with the Letter of Transmittal duly executed, such holder shall be entitled to receive in exchange therefor (A) a certificate representing the number of whole shares of Thermage Common Stock into which the Reliant Capital Stock represented by the surrendered Certificate, or the Reliant Warrant, as applicable, shall have been converted at the Effective Time pursuant to Section 2.7(a), (B) the amount of cash to which such holder is entitled pursuant to Section 2.7(a) (less such holder’s portion of the Indemnification Escrow Amount as set forth on the Spreadsheet), and (C) cash in lieu of any fractional share of Thermage Common Stock in accordance with Section 2.7(b), and the Certificates and Reliant Warrants so surrendered shall then be canceled. Subject to Section 2.7(b) and Section 2.8(d), until surrendered as contemplated by this Section 2.8(c), each Certificate and Reliant Warrant, from and after the Effective Time, shall be deemed to represent only the right to receive, upon such surrender, the portion of the Total Consideration into which such Reliant Capital Stock and Reliant Warrant shall have been converted.

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date hereof with respect to Thermage Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates or Reliant Warrant with respect to the shares of Thermage Common Stock represented thereby until the holders of record of such Certificates and Reliant Warrants shall surrender such Certificates and Reliant Warrants. Subject to applicable Legal Requirements, following surrender of any such Certificates and Reliant Warrants, the Exchange Agent shall deliver to the record holders thereof, without interest, promptly after such surrender, the number of whole shares of Thermage Common Stock issued in exchange therefor along with any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Thermage Common Stock.

(e) Transfers of Ownership. In the event that a transfer of ownership of shares of Reliant Capital Stock is not registered in the stock transfer books or ledger of Reliant, or if shares of Thermage Common Stock are to be issued in a name other than that in which the Certificates or Reliant Warrant surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered are properly endorsed and the Certificates or Reliant Warrants are otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Thermage (or any agent designated by Thermage) any transfer or other Taxes required by reason of the issuance of shares of Thermage Common Stock in any name other than that of the registered holder of the Certificates or Reliant Warrants surrendered, or established to the satisfaction of Thermage (or any agent designated by Thermage) that such transfer or other Taxes have been paid or are otherwise not payable.

(f) Required Withholding. Each of the Exchange Agent, Thermage and the Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under applicable Legal Requirements. To the extent that such amounts are so deducted or withheld and paid to the appropriate Governmental Authority or Governmental Authorities, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Thermage, the Surviving Company or any other party hereto shall be liable to a holder of shares of Thermage Common Stock or Reliant Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or other similar Legal Requirement.

(h) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Reliant Warrants twelve (12) months after the Effective Time shall, at the request of the Surviving Company, be delivered to the Surviving Company or otherwise according to the instruction of the Surviving Company, and any holders of the Certificates or Reliant Warrants who have not surrendered such Certificates or Reliant Warrants in compliance with this Section 2.8 shall after such delivery to Surviving Company look only to the Surviving Company for delivery or payment of the portion of the Total Consideration issuable in respect thereof pursuant to Section 2.7(a), cash in lieu of any fractional shares payable in respect thereof pursuant to Section 2.7(b) and any dividends or other distributions payable in respect thereof pursuant to Section 2.8(d).

2.9 Net Working Capital Adjustment and Net Debt Adjustment.

(a) Not less than seven (7) calendar days prior to the Closing Date, Reliant shall deliver to Thermage a statement (the “Closing Statement”) setting forth a good faith estimate of the Closing Working Capital Amount (the “Reliant Estimated Working Capital Amount”) and the Closing Net Indebtedness (the “Reliant Estimated Closing Net Indebtedness”), certified as a good faith estimate by the chief financial officer of Reliant. The Reliant Estimated Working Capital Amount and the Reliant Estimated Closing Net Indebtedness shall be calculated in good faith in accordance with GAAP and consistent with the policies and principles (including the calculation of accruals and reserves) used in the preparation of the Financials, as modified by this Agreement.

The Closing Statement shall include detail reasonably sufficient for Thermage to verify the computation thereof and Reliant shall provide Thermage with immediate and full access to all personnel, accountants, books, records, workpapers and other information of Reliant used in the preparation of the Closing Statement or relevant thereto in order to allow Thermage to verify such computation.

(b) On the Closing Date,

(i) if the Estimated Working Capital Amount is less than the Net Working Capital Target, the Cash Consideration shall be decreased, on a dollar-for-dollar basis, by the full amount of such difference.

(ii) if the Estimated Closing Net Indebtedness is greater than the Net Debt Target, the Cash Consideration shall be decreased, on a dollar-for-dollar basis, by the full amount of such difference.

(c) Thermage shall have sixty (60) days following the Closing Date to further review the Closing Statement. Unless Thermage delivers written notice (the “Thermage Objection Notice”) to the Securityholder Representative on or prior to the sixtieth (60th) day after the Closing Date stating that Thermage objects or continues to have objections to the Estimated Working Capital Amount or the Estimated Closing Net Indebtedness and describing any such objections in reasonable detail, to the extent not already described to the Securityholder Representative, with reasonable particularity, Thermage shall be deemed to have accepted and agreed to the Estimated Working Capital Amount (in such case, the “Accepted Working Capital Amount”) or the Estimated Closing Net Indebtedness (in such case, the “Accepted Closing Net Indebtedness”).

(d) If Thermage notifies the Securityholder Representative of any objections or continued objections to the Estimated Working Capital Amount or the Estimated Closing Net Indebtedness, the Securityholder Representative and Thermage shall, within twenty (20) days (or such longer period as Thermage and the Securityholder Representative may agree) following such notice (the “Resolution Period”), attempt to resolve their differences, and any written resolution (the “Resolved Calculation Amount”) by them as to any disputed amounts shall be final, binding and conclusive. Notwithstanding the foregoing, any item included in the Estimated Working Capital Amount or the Estimated Closing Net Indebtedness which is not objected to in the Thermage Objection Notice shall be deemed to be accepted by Thermage (such items being “Resolved Items”) and any amounts included within such item shall be deemed to be final, binding and conclusive.

(e) During the period of any review or dispute pursuant to Section 2.9(c) or Section 2.9(d), (i) the Securityholder Representative shall provide Thermage reasonable access to, during normal business hours, the accountants who assisted Reliant, if any, in preparing the Estimated Working Capital Amount or the Estimated Closing Net Indebtedness and such accountants’ relevant supporting work papers and (ii) Thermage shall provide the Securityholder Representative with reasonable access to, during normal business hours at Thermage’s and/or Reliant’s headquarters and without significant disruption to Thermage, books, records and employees of Reliant and its Subsidiaries having relevant information concerning the Estimated Working Capital Amount or the Estimated Closing Net Indebtedness to the extent that such information was used in the calculation of the Estimated Working Capital Amount or Estimated Closing Net Indebtedness, as applicable.

(f) If Thermage and the Securityholder Representative do not reach a Resolved Calculation Amount by the conclusion of the Resolution Period, any amounts remaining in dispute (“Unresolved Items”) shall be submitted to an internationally recognized firm of independent accountants selected by mutual agreement of Thermage and the Securityholder Representative, acting in good faith (the “CPA Firm”), within ten (10) days after the expiration of the Resolution Period. Each of Thermage and the Securityholder Representative agree to execute, if requested by the CPA Firm, an engagement letter with the CPA Firm containing reasonable terms. The fees and expenses of the CPA Firm (the “CPA Fees”) shall be borne by (i) Thermage, if Thermage’s calculation of the Closing Working Capital Amount or the Closing Net Indebtedness, as applicable, (which shall be Thermage’s estimate of such amount or amounts contained in the Thermage Objection Notice and, in the case of the Securityholder Representative, shall be the Reliant Estimated Working Capital Amount or the Reliant Estimated Closing Net Indebtedness) is further from the Final Calculation Amount (as defined below), and

(ii) the Indemnifying Parties (as an indemnifiable Loss hereunder out of the Indemnification Escrow Amount), if the Securityholder Representative’s calculation of the Closing Working Capital Amount or the Closing Net Indebtedness, as applicable (which shall be the Reliant Estimated Working Capital Amount or the Reliant Estimated Closing Net Indebtedness) is further from the Final Calculation Amount. The CPA Firm shall act as an arbitrator to determine, based solely on the presentations of Thermage and the Securityholder Representative and not by independent review, only the Unresolved Items. The CPA Firm’s determination of the Unresolved Items shall be made within thirty (30) days of the submission of the Unresolved Items to the CPA Firm, and, together with a calculation of the Closing Working Capital Amount or the Closing Net Indebtedness, as applicable (based on the amount of Resolved Items and the CPA Firm’s determinations of the Unresolved Items) shall be set forth in a written statement delivered to the Securityholder Representative and Thermage by the CPA Firm (the “Final Calculation Amount”) and shall be final, binding and conclusive on the parties hereto for all purposes other than in the case of manifest error by the CPA Firm. For the avoidance of doubt, it is agreed that in no event shall the Final Calculation Amount, as it applies to the Closing Working Capital Amount, be (i) greater than the Reliant Estimated Working Capital Amount or (ii) less than Thermage’s estimate of the Closing Working Capital Amount contained in Thermage Objection Notice and in no event shall the Final Calculation Amount, as it applies to the Closing Net Indebtedness, be (i) less than the Reliant Estimated Closing Net Indebtedness or (ii) greater than Thermage’s estimate of the Closing Net Indebtedness contained in the Thermage Objection Notice.

(g) If the Accepted Working Capital Amount or Accepted Closing Net Indebtedness, the Resolved Calculation Amount or the Final Calculation Amount, as the case may be, is less than the Estimated Working Capital Amount or greater than the Estimated Closing Net Indebtedness, as applicable, then the Securityholder Representative and Buyer shall deliver to the Escrow Agent a written notice executed by both parties instructing the Escrow Agent to pay to Thermage the difference between the Accepted Calculation Amount, the Resolved Calculation Amount or the Final Calculation Amount, on the one hand, and the Estimated Working Capital Amount or the Estimated Closing Net Indebtedness, on the other hand, in accordance with the terms and conditions of Article VIII.

2.10 No Further Ownership Rights in Reliant Capital Stock. From and after the Effective Time, all shares of Reliant Capital Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate theretofore representing any shares of Reliant Capital Stock shall cease to have any rights with respect thereto, except the right to receive the portion of the Total Consideration payable in respect thereof pursuant to Section 2.7(a), including any shares or cash amounts contributed to the Escrow Fund in respect of the shares represented by such Certificates, cash in lieu of any fractional shares payable in respect thereof pursuant to Section 2.7(b) and any dividends or other distributions payable in respect thereof pursuant to Section 2.8(d). The portion of the Total Consideration issued upon the surrender for exchange of shares of Reliant Capital Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 2.7(b) and any dividends or other distributions paid in respect thereof pursuant to Section 2.8(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Reliant Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Company of shares of Reliant Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, then such Certificates shall be canceled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates or Reliant Warrants shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates or Reliant Warrants, upon the making of an affidavit of that fact by the holder thereof, the portion of the Total Consideration issuable in respect thereof pursuant to Section 2.7(a) or Section 2.7(e), the cash in lieu of fractional shares payable in respect thereof pursuant to Section 2.7(b) and any dividends or distributions payable in respect thereof pursuant to Section 2.8(d); provided, however, that Thermage may, in its discretion and as a condition precedent to the issuance thereof, or, if a requirement of the Exchange Agent, require the owners of such lost, stolen or destroyed Certificates or Reliant Warrants to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Thermage, the Surviving Company or the Exchange Agent with respect to the Certificates or Reliant Warrants alleged to have been lost, stolen or destroyed.

2.12 Appraisal Rights.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Reliant Capital Stock held by a Reliant Stockholder who has not effectively withdrawn or lost such Reliant Stockholder’s appraisal rights under Delaware Law (any such shares, the “Dissenting Shares”) shall not be converted into or represent a right to receive the applicable Total Consideration for such Reliant Stockholder’s shares of Reliant Capital Stock set forth in Section 2.7(a) hereof, but in lieu thereof, such Reliant Stockholder shall be entitled to such appraisal rights as are provided by Delaware Law.

(b) Notwithstanding the provisions of Section 2.8(a) hereof, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Delaware Law, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the portion of the Total Consideration for Reliant Capital Stock, as applicable, set forth in Section 2.7(a) hereof, without interest thereon, and upon surrender of the Certificate representing such shares in accordance with the terms of Section 2.8 hereof.

(c) Reliant shall give Thermage (i) prompt notice of any written demand for appraisal or other payment received Reliant pursuant to the applicable provisions of Delaware Law, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. Reliant shall not, except with the prior written consent of Thermage, which consent shall not be unreasonably withheld, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by Reliant to any Reliant Stockholder with respect to such demands shall be submitted to Thermage in advance and shall not be presented to any Reliant Stockholder prior to Reliant receiving Thermage consent, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, to the extent that Thermage, the Surviving Company or Reliant (i) makes any payment or payments in respect of any Dissenting Shares in excess of the value (valuing Thermage Common Stock at the Closing Average Price) of the portion of the Total Consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement or (ii) incurs any Losses (including attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding) in respect of any Dissenting Shares (excluding payments for such shares) ((i) and (ii) together “Dissenting Share Payments”), Thermage shall be entitled to recover under the terms of Article VIII hereof the amount of such Dissenting Share Payments.

2.13 Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Reliant, Merger Sub I and Merger Sub II, the directors and officers of Thermage, First Step Surviving Company and the Surviving Company shall have the authority to take all such lawful and necessary action.

2.14 Distribution of Spinco Capital Stock. It is a condition to each party’s obligation to consummate the First Merger that, on the Closing Date and after the satisfaction and waiver of all conditions to the First Merger other than the condition set forth in Section 7.1(h), the capital stock of Spinco held by Reliant shall be distributed in its entirety to certain Reliant Stockholders (the “Distribution”). Reliant shall effect the Distribution in accordance with the terms of the Certificate Amendment; provided, however, that Thermage’s consent shall be required as to any modification of the license agreement to be entered into between Reliant and Spinco prior to the Closing in the form attached hereto as Exhibit H (the “License Agreement”). “Spinco” shall mean the newly formed subsidiary the sole assets of which are rights under the License Agreement. The value of Spinco for the purposes of this Agreement shall be determined as promptly as practicable and prior to the Effective Time by an independent third party valuation firm reasonably acceptable to both parties.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF RELIANT

Except as set forth in the disclosure schedule delivered by Reliant to Thermage dated as of the date hereof (the “Reliant Disclosure Schedule”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in the Reliant Disclosure Schedule relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is reasonably apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), Reliant hereby represents and warrants to Thermage, Merger Sub I (when formed) and Merger Sub II as of the date hereof and as of the Closing Date as follows:

3.1 Organization and Qualification. Reliant is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is presently being conducted. Reliant is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Reliant Material Adverse Effect.

3.2 Subsidiaries. A complete and accurate list of all of the Subsidiaries of Reliant, together with the jurisdiction of incorporation of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock owned by Reliant or another Subsidiary or affiliate of Reliant, is set forth in Section 3.2 of the Reliant Disclosure Schedule. Reliant does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person, excluding securities in any publicly traded company held for investment by Reliant and comprising less than one percent of the outstanding stock of such company. Each Subsidiary of Reliant is duly organized, validly existing and in good standing under the Legal Requirements of its jurisdiction of organization (to the extent such concepts exist in such jurisdictions) and has all requisite corporate or other power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is presently being conducted, except to the extent that the failure to be so organized or existing or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Reliant Material Adverse Effect. Each Subsidiary of Reliant is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Reliant Material Adverse Effect.

3.3 Certificate of Incorporation and Bylaws. Reliant has heretofore made available to Thermage a complete and accurate copy of the Reliant Certificate of Incorporation and Reliant Bylaws (together, the “Reliant Charter Documents”). The Reliant Charter Documents, and the charter and bylaws (or equivalent organizational documents), each as amended to date, of each of its Subsidiaries (the “Reliant Subsidiary Documents”) are in full force and effect, and neither the Reliant Board nor, to the knowledge of Reliant, any Reliant Stockholder has taken any action to amend the Reliant Charter Documents in any respect. Reliant has not taken any action in breach or violation of any of the provisions of the Reliant Charter Documents, and each Subsidiary is not in breach or violation of any of the material provisions of their respective Reliant Subsidiary Documents, except, in the case of a Subsidiary, as would not reasonably be expected to have, individually or in the aggregate, a Reliant Material Adverse Effect.

3.4 Capitalization.

(a) The authorized capital stock of Reliant consists of 43,000,000 shares of Reliant Common Stock, of which 1,437,220 shares are issued and outstanding as of the date hereof, 7,293,375 shares of Reliant Series A Preferred Stock, 2,363,074 shares of which are issued and outstanding as of the date hereof, 11,807,434 shares of Reliant Series B Preferred Stock, 3,191,293 shares of which are issued and outstanding as of the date hereof, 1,994,302 shares of Reliant Series C Preferred Stock, 664,760 shares of which are issued and outstanding as of the date hereof, 4,331,358 shares of Reliant Series D Preferred Stock, 1,443,770 shares of which are issued and outstanding as of the date hereof and 3,100,000 shares of Reliant Series E Preferred Stock, 999,993 shares of which are issued and outstanding as of the date hereof. As of the date hereof, the capitalization of Reliant is as set forth in Section 3.4(a) of the Reliant Disclosure Schedule. The Reliant Capital Stock is held as of the date hereof by the Persons in the amounts set forth in Section 3.4(a) of the Reliant Disclosure Schedule which further sets forth for each such Person the number of shares held, class and/or series of such shares and the number of the applicable stock certificates representing such shares as of the date hereof. All outstanding shares of Reliant Capital Stock are duly authorized, validly issued, fully paid and non-assessable and, except as set forth in Section 3.4(a) of the Reliant Disclosure Schedule are not subject to preemptive rights created by statute, the Reliant Charter Documents, or any agreement to which Reliant is a party or by which it is bound.

(b) All outstanding shares of Reliant Capital Stock, Reliant Stock Options and Reliant Warrants have been issued or repurchased in material compliance with all applicable Legal Requirements, including federal and state securities laws, and to the knowledge of Reliant, were issued, transferred and repurchased in accordance with any right of first refusal or similar right or limitation, including those in the Reliant Charter Documents. No Reliant Stockholder has exercised any right of redemption, if any, provided in the Reliant Certificate of Incorporation with respect to shares of Reliant Preferred Stock, and Reliant has not received notice that any Reliant Stockholder intends to exercise such rights. There are no declared or accrued but unpaid dividends with respect to any shares of Reliant Capital Stock. Reliant has no other capital stock authorized, issued or outstanding other than as set forth in this Section 3.4.

(c) Section 3.4(c) of the Disclosure Schedule sets forth for all holders of Reliant Restricted Shares as of the date hereof, the name of such holder of such Reliant Restricted Shares, the repurchase price of such Reliant Restricted Shares, and the vesting schedule for such Reliant Restricted Shares, including the extent vested as of the date hereof and whether and to what extent the vesting of such Reliant Restricted Shares will be accelerated by the transactions contemplated by this Agreement and whether or not the Restricted Shares were issued under the Reliant Plan.

(d) Reliant has reserved 4,376,282 shares of Reliant Common Stock for issuance to employees and directors of, and consultants to, Reliant upon the issuance of stock or the exercise of options granted under the Reliant Plan, of which (i) 2,375,026 shares are issuable, as of the date hereof, upon the exercise of outstanding, unexercised options granted under the Reliant Plan, (ii) 19,611 shares have been issued in the form of restricted stock under the Reliant Plan and (iii) 557,005 shares are issuable, as of the date hereof, upon the vesting of outstanding Reliant RSUs. Section 3.4(d) of the Reliant Disclosure Schedule sets forth for each Reliant Stock Option, Reliant RSU and Reliant Warrant outstanding as of the date hereof the name of the holder of such option, restricted stock unit or warrant, the class or series of Reliant Capital Stock issuable upon exercise of such option or warrant or the vesting of such restricted stock unit, the number of shares of Reliant Capital Stock issuable upon the exercise of such option or warrant or the vesting of such restricted stock unit, the exercise price of such option or warrant, the date of grant of such option, warrant or restricted stock unit whether such option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code, and whether such option is early exercisable. True and complete copies of all agreements and instruments relating to or issued under the Reliant Plan and in effect as of the date hereof have been provided or made available to Thermage, and such agreements and instruments have not been amended, modified or supplemented, and, as of the date hereof, there are no agreements to amend, modify or supplement such agreements or instruments from the forms thereof made available to Thermage.

(e) There are no outstanding loans made by Reliant to any Reliant Stockholder.

(f) As of the date hereof, an aggregate of 626,856 shares of Reliant Common Stock, 68,029 shares of Reliant Series A Preferred Stock, 744,464 shares of Reliant Series B Preferred Stock and 33,332 shares of Reliant Series E Preferred Stock are issuable upon the exercise of outstanding Reliant Warrants. Except for the Reliant Stock Options, Reliant RSUs and Reliant Warrants, as of the date hereof, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which Reliant is a party or by which Reliant is bound obligating Reliant to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Reliant or obligating Reliant to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to Reliant as of the date hereof. Except as contemplated hereby or as set forth in Section 3.4(f) of the Reliant Disclosure Schedule, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of Reliant. Except as set forth in Section 3.4(f) of the Reliant Disclosure Schedule, there are no agreements to which Reliant is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Reliant Capital Stock.

3.5 Authority; Requisite Reliant Stockholder Approval.

(a) Reliant has full corporate power and authority to execute and deliver this Agreement and any Ancillary Agreement to which Reliant is a party, subject only to the approval of the stockholders of Reliant as described below, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Ancillary Agreement to which Reliant is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Reliant Board. As of the date of this Agreement, the Reliant Board has determined by unanimous vote of the directors that this Agreement, the Ancillary Agreements to which Reliant is a party, and the transactions contemplated hereby and thereby (including the First Merger) are advisable and in the best interests of the Reliant Stockholders and has by unanimous vote of the directors determined to recommend that the Reliant Stockholders adopt this Agreement (the “Reliant Voting Proposal”). The action taken by the Reliant Board constitutes approval of the First Merger and the other transactions contemplated hereby by the Reliant Board under the provisions of Section 203 of the DGCL such that Section 203 of the DGCL does not apply to the Agreement, any Ancillary Agreement or the transactions contemplated hereby and thereby. This Agreement and any Ancillary Agreement to which Reliant is a party have been duly and validly executed and delivered by Reliant, and assuming due authorization, execution and delivery by Thermage and Merger Sub II and the other parties thereto, this Agreement and the Ancillary Agreements to which Reliant is a party constitute valid and binding obligations of Reliant, enforceable against Reliant in accordance with their terms.

(b) Except for the approval of the Reliant Stockholders pursuant to applicable Legal Requirements and the Reliant Certificate of Incorporation, no other corporate proceedings on the part of Reliant are necessary to approve or adopt this Agreement or any Ancillary Agreement to which Reliant is a party under applicable Legal Requirements and to consummate the transactions contemplated hereby and thereby.

3.6 Required Filings and Consents.

(a) The execution and delivery by Reliant of this Agreement and any Ancillary Agreements to which Reliant is a party do not, and the performance by Reliant of its covenants and agreements under this Agreement and any Ancillary Agreements to which Reliant is a party and the consummation by Reliant of the transactions contemplated by hereby and thereby will not, (i) assuming receipt of the approval of Reliant’s stockholders pursuant to its Charter Documents, conflict with or violate the Reliant Charter Documents or any Reliant Subsidiary Documents, (ii) assuming receipt of the approval of Reliant’s stockholders pursuant to its Charter Documents and applicable Legal Requirements and assuming receipt of the government approvals contemplated by Section 3.6(b) conflict with or violate any Legal Requirements applicable to Reliant or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair Reliant’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of Reliant or any of its Subsidiaries pursuant to, any Reliant Material Contract, or (iv) give rise to or result in any Person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any shares of Reliant Capital Stock or any of its Subsidiaries or any of their respective assets or properties, except in the case of the preceding clauses (ii) through (iv), inclusive, as would not reasonably be expected to have, individually or in the aggregate, a Reliant Material Adverse Effect.

(b) The execution and delivery by Reliant of this Agreement and any Ancillary Agreement to which Reliant is a party do not, and the performance by Reliant of its covenants and agreements under this Agreement and the Ancillary Agreements to which Reliant is a party and the consummation by Reliant of the transactions contemplated hereby and thereby (including the First Merger) will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) approval of Reliant’s stockholders pursuant to its Charter Documents and applicable Legal Requirements, (ii) as may be required under any foreign antitrust or competition Legal Requirement, (iii) the filing of the First Certificate of Merger or other documents as required by the DGCL and (iv) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Reliant Material Adverse Effect.

3.7 Reliant Financial Statements. Section 3.7 of the Reliant Disclosure Schedule sets forth Reliant’s (i) audited consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, cash flow and stockholders’ equity for the 12 month period then ended (the “Year-End Financials”), and (ii) unaudited consolidated balance sheet as of December 31, 2007, and the related unaudited consolidated statements of income, cash flow and stockholders’ equity for the twelve months then ended (the “Interim Financials”). The Year-End Financials and the Interim Financials (collectively referred to as the “Financials”) have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except that the Interim Financials do not contain footnotes and other presentation items that may be required by GAAP). The Financials present fairly, in all material respects, Reliant’s consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein, subject in the case of the Interim Financials to normal year-end adjustments, which will not be material in amount or significance in any individual case or in the aggregate.

3.8 Disclosure Controls and Procedures.

(a) Reliant and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Reliant and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Reliant and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Reliant Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Reliant and its Subsidiaries.

(b) Since December 31, 2007, neither Reliant nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Reliant and its Subsidiaries, (ii) any fraud, whether or not material, that involves Reliant’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Reliant and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

3.9 No Undisclosed Liabilities. Except as reflected in the Reliant Balance Sheet, neither Reliant nor any of its Subsidiaries has any material Liabilities, other than (i) Liabilities incurred since December 31, 2007 in the ordinary course of business consistent with past practice, (ii) Liabilities incurred in connection with the preparation and negotiation of this Agreement, and (iii) Liabilities incurred in the ordinary course of business, other than any Liability for breach or default, under the Contracts to which Reliant or its Subsidiaries are a party or to which they are bound, to the extent that such Liabilities are readily ascertainable from the copies of such Contracts made available to Thermage.

3.10 Absence of Certain Changes or Events. Between December 31, 2007 and the date of this Agreement, Reliant has conducted its business in the ordinary course of business consistent with past practice and, since such date through the date of this Agreement, there has not occurred (i) any Reliant Material Adverse Effect or (ii) any action taken by Reliant or event that would have required the consent of Thermage pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

3.11 Compliance with Laws; Permits.

(a) Reliant and its Subsidiaries are in compliance with, and are not in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to) any Legal Requirement applicable to Reliant or any of its Subsidiaries or by which any of their respective real or personal properties is bound, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Reliant Material Adverse Effect.

(b) Reliant and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Authorities that are material to the operation of the business of Reliant and its Subsidiaries taken as a whole as currently conducted (collectively, the “Reliant Permits”). The Reliant Permits are in full force and effect, have not been violated in any material respect and, to the knowledge of Reliant, no suspension, revocation or cancellation thereof has been threatened, and there is no Legal Proceeding pending or, to the knowledge of Reliant, threatened, seeking the suspension, revocation or cancellation of any Reliant Permits.

3.12 Legal Proceedings; Orders. There are no material Legal Proceedings (other than arising from or relating to the First Merger or any of the other transactions contemplated by this Agreement), (a) pending against Reliant or any of its Subsidiaries or any of their respective properties or assets, or (b) to the knowledge of Reliant, threatened against Reliant or any of its Subsidiaries, or any of their respective properties or assets. Neither Reliant nor any Subsidiary of Reliant is subject to any outstanding Order that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by Reliant, the Reliant Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

3.13 Material Contracts.

(a) For all purposes of and under this Agreement, a “Reliant Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to Reliant and its Subsidiaries;

(ii) any employment or consulting Contract (in each case, under which Reliant has continuing obligations as of the date hereof) with any current or former executive officer or other employee of Reliant or its Subsidiaries or member of the Reliant Board that is not terminable by Reliant or its Subsidiaries on no more than 30 days notice without liability or financial obligation to Reliant;

(iii) any Contract or plan, including any stock option plan, stock appreciation right plan or stock purchase plan or material Contract, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated by this Agreement (whether alone or in connection with subsequent or additional events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv) any lease or sublease to which Reliant or any of its Subsidiaries is a party with annual rents in excess of $500,000.

(v) any Contract containing any covenant (A) limiting the right of Reliant or any of its Subsidiaries to engage in any line of business or to compete with any Person in any line of business, (B) granting any exclusive rights, (C) prohibiting Reliant or any of its Subsidiaries (or, after the Closing Date, Thermage) from engaging in business with any Person or levying a fine, charge or other payment for doing so, or (D) otherwise prohibiting or limiting the right of Reliant or its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies;

(vi) any Contract (A) relating to the pending or future disposition or acquisition by Reliant or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business or (B) pursuant to which Reliant or any of its Subsidiaries will acquire after the date of this Agreement any material ownership interest in any other Person or other business enterprise other than Reliant’s Subsidiaries;

(vii) any material manufacturing Contract;

(viii) any Contract with a sole-source supplier in excess of $100,000 in the aggregate;

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly owned Subsidiaries, and (C) advances to employees for travel and business expenses, in each case in the ordinary course of business consistent with past practice;

(x) any settlement Contract with ongoing obligations other than (A) releases that are immaterial in nature or amount entered into with former employees or independent contractors of Reliant in the ordinary course of business, or (B) settlement Contracts only involving the payment of cash (which has been paid) in amounts that do not exceed $500,000 in any individual case;

(xi) any Contract with or to a labor union, works council or guild, including a collective bargaining agreement or similar agreement;

(xii) other than purchase orders in the ordinary course of business, any other Contract that provides for payment obligations by Reliant or any of its Subsidiaries in any twelve (12) month period of $500,000 or more in any individual case that is not terminable by Reliant or its Subsidiaries upon notice of ninety (90) days or less without material Liability to Reliant or its Subsidiary and is not disclosed pursuant to clauses (i) through (viii) above, inclusive; and

(xiii) any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination of which would be reasonably expected to have a Reliant Material Adverse Effect and is not disclosed pursuant to clauses (i) through (xii) above, inclusive.

(b) Section 3.13(b) of the Reliant Disclosure Schedule contains a complete and accurate list of all Reliant Material Contracts as of the date hereof, to or by which Reliant or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 3.13(a) that describes such Reliant Material Contract.

(c) Each Reliant Material Contract is valid and binding on Reliant (and/or each such Subsidiary of Reliant party thereto) and is in full force and effect, other than those Contracts that by their terms have expired or been terminated since the date hereof, and neither Reliant nor any of its Subsidiaries party thereto, nor, to the knowledge of Reliant, any other party thereto, is in breach of, or default under, any such Reliant Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a material breach or default thereunder by Reliant or any of its Subsidiaries, or, to the knowledge of Reliant, any other party thereto.

3.14 Employee Benefit Matters.

(a) Section 3.14(a) of the Reliant Disclosure Schedule sets forth a complete and accurate list of all U.S. Reliant Employee Plans. Neither Reliant nor any ERISA Affiliate has any plan or commitment to establish any new Reliant Employee Plan, to modify any Reliant Employee Plan (except to the extent required by Legal Requirements or to conform any such Reliant Employee Plan to any applicable Legal Requirements, in each case as previously disclosed to Thermage in writing, or as required by this Agreement), or to adopt or enter into any Reliant Employee Plan.

(b) With respect to each Reliant Employee Plan, Reliant has made available to Thermage complete and accurate copies of (i) such Reliant Employee Plan (or a written summary of any unwritten plan) together with all amendments, (ii) in the case of any plan for which Forms 5500 are required to be filed, the three most recent annual reports (Form 5500) with schedules attached, (iii) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion, notification or advisory letter from the IRS, and correspondence to or from the IRS or the DOL with respect to such letter (iv) each trust agreement, group annuity contract, administration and similar material agreements, investment management or investment advisory agreements, (v) the most recent summary plan descriptions and employee handbook, or other similar material employee communications relating to employee benefits matters, (vi) all personnel, payroll and employment manuals and policies, (vii) the most recent annual and periodic financial statements and other annual accounting of assets for each Reliant Employee Plan that is funded, (viii) all material correspondence to or from any governmental agency relating to any Reliant Employee Plan within the past two (2) years and (ix) the three (3) most recent plan years’ discrimination tests for each Reliant Employee Plan.

(c) Each Reliant Employee Plan has been established, maintained and administered in all material respects in accordance with all applicable Legal Requirements, including if applicable, ERISA and the Code, and in accordance with its terms, and each of Reliant, Reliant’s Subsidiaries and their respective ERISA Affiliates have in all material respects met their obligations with respect to each Reliant Employee Plan and have timely made (or timely will make) all required contributions thereto.

(d) All Reliant Employee Plans that are intended to be qualified under Section 401(a) of the Code, and all trusts that are intended to be qualified under Section 501(a) of the Code (each, a “Reliant Qualified Plan”), have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Reliant Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or Reliant has remaining a period of time under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Reliant Qualified Plan. No such determination, opinion or advisory letter has been revoked and, to the knowledge of Reliant, revocation has not been threatened, and no such Reliant Employee Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification or materially increase its cost. No material “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Reliant Employee Plan.

(e) Neither Reliant, any of Reliant’s Subsidiaries nor any of their respective ERISA Affiliates has in the preceding six (6) years maintained, participated in or contributed to (or been obligated to contribute to), or can reasonably expect to have future material liability with respect to (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” as defined in ERISA or the Code, or (iii) a “funded welfare plan” within the meaning of Section 419 of the Code. No Reliant Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Reliant Employee Plan provides health benefits that are not fully insured through an insurance contract.

(f) Other than as required under Section 601 et seq. of ERISA or equivalent state law, none of the Reliant Employee Plans promises or provides health or other welfare benefits (excluding normal claims for benefits under Reliant’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) or coverage to any person following retirement or other termination of employment.

(g) There is no material action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the knowledge of Reliant, threatened or reasonably anticipated, with respect to any Reliant Employee Plan or the assets of any Reliant Employee Benefit Plan, other than claims for benefits in the ordinary course.

(h) The negotiation or consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Reliant or any Subsidiary of Reliant to severance pay, or any other payment from Reliant or any of its Subsidiaries, or pursuant to any Reliant Employee Plan, (ii) accelerate the time of distribution, payment or vesting, a lapse of repurchase rights or increase the amount of compensation or benefits due any such employee, director or officer, (iii) result in the forgiveness of indebtedness, or (iv) trigger an obligation to fund benefits. Section 3.14(h) of the Reliant Disclosure Schedule contains a complete and accurate list of each Reliant “disqualified individual” (as defined in Code Section 280G and the regulations thereunder). Except as set forth in Section 3.14(h) of the Reliant Disclosure Schedule, no payment or benefit which will or may be made by Reliant or its ERISA Affiliates with respect to any current or former employee or any other “disqualified individual” is reasonably expected to be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. There is no contract, agreement, plan or arrangement to which Reliant or any ERISA Affiliates is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes paid pursuant to Section 4999 of the Code.

(i) Each material nonqualified deferred compensation plan (as defined in Section 409A(d)(1) of the Code), if any, maintained or sponsored by Reliant has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and IRS Notice 2005-1. No material nonqualified deferred compensation plan has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.

(j) No Reliant Option, stock appreciation right or service provider warrant of Reliant (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted or (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right.

(k) There is no Contract to which Reliant or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of Reliant or any of its Subsidiaries, which, individually or collectively, reasonably could be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code or that would give rise to a penalty under Section 409A of the Code.

3.15 Labor Matters.

(a) Reliant and each of its Subsidiaries (i) is in compliance with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to their respective current and former employees, (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (iii) is not liable for any arrears of wages beyond the current pay period or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), except in each case (i) through (iv) above those circumstances that would not have or could not reasonably be expected to result in any material Liability to Reliant or its Subsidiaries.

(b) To the knowledge of Reliant: (i) there are no current labor union organizing activities with respect to any employees of Reliant and/or any of its Subsidiaries, (ii) no labor union, labor organization, trade union, works council, or group of employees of Reliant and/or any of its Subsidiaries has made a pending demand for recognition or certification, (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (iv) there are no labor strikes or lockouts, or threats thereof, against or affecting Reliant or any of its Subsidiaries.

3.16 Properties.

(a) Reliant and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the material properties and assets which it purports to own or lease (real, tangible, personal and mixed), including all the properties and assets reflected in the Reliant Balance Sheet (except for personal property sold since the date of the Reliant Balance Sheet in the ordinary course of business consistent with past practice). All such properties and assets reflected in the Reliant Balance Sheet are free and clear of all Liens, except for Liens reflected on the Reliant Balance Sheet and Liens for current taxes not yet due and other Liens that do not materially impair the use or value of the property or assets subject thereto.

(b) Neither Reliant nor any of its Subsidiaries owns, or has ever owned, any real property. Section 3.16(b) of the Reliant Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from Reliant or any of its Subsidiaries or otherwise used or occupied by Reliant or any of its Subsidiaries for the operation of business (the “Reliant Leased Real Property”), the address, name of the lessor, licensor, sublessor, master lessor or lessee and date of the lease, license, sublease or other occupancy right and each amendment thereto.

(c) Reliant has provided or made available to Thermage true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Reliant Leased Real Property, including all amendments, terminations and modifications thereof (the “Reliant Lease Agreements”); and there are no other Reliant Lease Agreements for real property to which Reliant or any of its Subsidiaries is bound, other than those identified in Section 3.16(c) of the Reliant Disclosure Schedule. To the knowledge of Reliant, all such Reliant Lease Agreements are valid and effective. With respect to the Reliant Lease Agreements, there is no existing default or event of default by Reliant or any of its Subsidiaries, nor, to the knowledge of Reliant, by any other party thereto, and to the knowledge of Reliant, no circumstance or event exists which with notice or lapse of time, or both, would constitute a default under any Reliant Lease Agreement. There are no other parties occupying, or with a right to occupy, the Reliant Leased Real Property.

3.17 Tax Matters.

(a) Reliant and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete in all material respects.

(b) Reliant and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters for which adequate reserves have been established on the Financials in accordance with GAAP and none of Reliant nor any of its Subsidiaries has incurred any Taxes since the date of the Financials other than in the ordinary course of business or in accordance with the transactions contemplated by this Agreement.

(c) The U.S. consolidated federal income Tax Returns of Reliant have been examined by the IRS (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all periods ending on or before December 30, 2001.

(d) There are no audits, examinations, investigations or other proceedings in respect of Taxes pending or threatened in writing.

(e) There are no Liens for Taxes on any of the assets of Reliant or any of its Subsidiaries other than Liens for Taxes not yet due and payable or being contested in good faith and for which adequate reserves have been established on the Financials in accordance with GAAP.

(f) None of Reliant or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of any state, local or foreign Legal Requirements).

(g) None of Reliant or any of its Subsidiaries has engaged in a transaction that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. Section 1.6011-4(b)(2). To the knowledge of Reliant or its Subsidiaries, none of Reliant or any of its Subsidiaries has engaged in any other “reportable transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b).

(h) Reliant has made available to Thermage complete and accurate copies of all Tax Returns (including any amendments thereto), filed by, on behalf of or which include Reliant or any of its Subsidiaries.

(i) Reliant and each of its Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”) and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(j) Reliant and its Subsidiaries are in compliance in all material respects with all applicable transfer pricing laws and regulations, including the maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of Reliant and its Subsidiaries.

(k) Reliant has disclosed on its U.S. consolidated federal income Tax Returns all positions taken therein which could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.

(l) There will be no Tax liability to Reliant due or payable as a result of the Distribution or License Agreement. For the purposes of this representation, the value of Spinco for U.S. federal and state income tax purposes shall be deemed to be equal to the value of Spinco as determined in accordance with Section 2.14. For the avoidance of doubt, if the value of Spinco as so determined is less than the current losses of Reliant for U.S. federal income tax purposes as of the day prior to the Closing Date, it shall be deemed for the purposes of this representation that there will be no Tax liability to Reliant due or payable as a result of the Distribution or License Agreement.

3.18 Environmental Matters.

(a) Except as would not reasonably be expected to result in a material liability to Reliant or any of its Subsidiaries, no Hazardous Materials are present on any real property that is currently owned, operated, occupied, controlled or leased by Reliant or any of its Subsidiaries or were present on any real property at the time it ceased to be owned, operated, occupied, controlled or leased by Reliant or its Subsidiaries, including the land, the improvements thereon, the groundwater thereunder and the surface water thereon. Except as would not reasonably be expected to result in a material liability to Reliant or any of its Subsidiaries, to the knowledge of Reliant there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, operated, occupied, controlled or leased by Reliant or any of its Subsidiaries or as a consequence of the acts of Reliant, its Subsidiaries or their agents.

(b) Reliant and its Subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Laws. Except as would not reasonably be expected to result in a material liability to Reliant or any of its Subsidiaries, the Hazardous Materials Activities of Reliant and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Reliant and its Subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities. To the knowledge of Reliant, no circumstances exist which could reasonably be expected to cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.

(d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Reliant, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of Reliant or any of its Subsidiaries.

(e) Neither Reliant nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability under an Environmental Law which would reasonably be expected to have a Reliant Material Adverse Effect. Except as would not reasonably be expected to result in a material liability to Reliant or any of its Subsidiaries, neither Reliant nor any Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of Reliant or any of its Subsidiaries.

(f) Reliant and the Subsidiaries have delivered to Thermage or made available for inspection by Thermage and its agents, representatives and employees all material environmental site assessments and environmental audits in Reliant’s possession or control. Reliant and the Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable Legal Requirements with respect to this transaction.

3.19 Intellectual Property Matters.

(a) Section 3.19(a)-1 of the Reliant Disclosure Schedule contains a complete and accurate list of all Registered Intellectual Property that is a Reliant Intellectual Property Right (collectively the “Reliant Registered Intellectual Property”). Section 3.19(a)-2 of the Reliant Disclosure Schedule contains a complete and accurate list of all Trademarks that are a Reliant Intellectual Property Right. All necessary registration, maintenance and renewal fees, and annuities currently due in connection with such Reliant Registered Intellectual Property have been made. To the knowledge of the Reliant, each item of Reliant Registered Intellectual Property that is not an application is valid and subsisting.

(b) All Reliant Intellectual Property Rights are free and clear of any Liens (excluding any rights granted to any licensee of any Reliant Intellectual Property Right entered into in the ordinary course of business). Neither Reliant nor any of its Subsidiaries has transferred ownership of, granted an option to obtain ownership of, or granted an exclusive license to, any third party, of any Intellectual Property Rights that are, or were, material Reliant Intellectual Property Rights.

(c) Neither Reliant nor its Subsidiaries has, in the conduct of the business of Reliant and its Subsidiaries, infringed upon, violated or used without authorization, any Intellectual Property Rights owned by any third Person. The conduct of the business of Reliant and its Subsidiaries, has not, does not and will not when conducted in substantially the same manner as conducted by Reliant and its Subsidiaries, infringe, misappropriate or violate any Intellectual Property Rights owned by any third Person. There is no pending or, to Reliant’s knowledge, threatened (and at no time within the six (6) years prior to the date of this Agreement has there been pending any) suit, arbitration or other adversarial proceeding before any court, government agency or arbitral tribunal, or in any jurisdiction, against Reliant or any of its Subsidiaries, alleging that any activities or conduct of Reliant’s or any of its Subsidiaries’ business has infringed, infringes or will infringe upon, violate or constitute the unauthorized use of the Intellectual Property Rights of any third Person, or challenging the ownership, validity, enforceability, or registerability of any Reliant Intellectual Property Rights. Reliant is not party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or orders resulting from suits, actions or similar legal proceedings, which (i) materially restrict Reliant’s or any of its Subsidiaries’ rights to use, license or transfer any Reliant Intellectual Property Rights, including without limitation, making, selling, licensing, leasing, marketing, distributing or providing any Reliant Product, (ii) materially restrict the conduct of the business of Reliant or any of its Subsidiaries in order to accommodate any third party’s Intellectual Property Rights, or (iii) compel or require Reliant or any of its Subsidiaries to license or transfer any Reliant Intellectual Property Rights.

(d) Section 3.19(d) of the Reliant Disclosure Schedule contains a complete and accurate list of all industry associations, standard setting organizations and similar bodies in which Reliant is a member, participates or is otherwise involved, or that may otherwise require Reliant to license any Reliant Intellectual Property Rights to any third Person. Neither Reliant nor any Reliant Subsidiary has committed, agreed or become obligated to license on a royalty-free basis, any Reliant Intellectual Property Rights to any third Person as a result of any participation in an industry association, standard setting organization or similar body, or otherwise.

(e) Reliant and its Subsidiaries have taken commercially reasonable measures consistent with industry standard practices to protect the proprietary nature of the Trade Secrets owned by Reliant or such Subsidiary that is material to the business of Reliant and its Subsidiaries as currently conducted. In each case in which Reliant and its Subsidiaries has acquired, other than through a license, any Intellectual Property Rights from any Person (including employees and contractors), Reliant and its Subsidiaries have obtained a valid and enforceable written assignment sufficient to irrevocably transfer all rights in and to all such Intellectual Property Rights to Reliant or its Subsidiaries.

(f) All material Reliant Intellectual Property Rights are, and following the transactions contemplated hereby shall be, freely, transferable, licensable and alienable without the consent of, or notice or payment of any kind to any Governmental Authority or third Person.

(g) There are no pending claims, suits, arbitrations or other adversarial proceedings before any court, government agency or arbitral tribunal brought by Reliant or any of its Subsidiaries against any third party with respect to any Reliant Intellectual Property Rights, which remain unresolved as of the date hereof.

(h) Section 3.19(h) of the Reliant Disclosure Schedule contains a complete and accurate list of all Contracts pursuant to which a third party has licensed to Reliant or any of its Subsidiaries any Intellectual Property Right that is material to the business of Reliant or any Reliant Subsidiary (“Reliant In Licenses”), other than Contracts with respect to generally commercial available Technology that is not included in a Reliant Product or necessary to the manufacture, provision, use or distribution of and Reliant Product.

(i) Section 3.19(i) of the Reliant Disclosure Schedule contains a complete and accurate list of all material Contracts pursuant to which Reliant or any of its Subsidiaries has granted a third Person any rights or licenses to any Reliant Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business (“Reliant Out Licenses,” and together with the Reliant In Licenses, the “Reliant IP Licenses”).

(j) Neither Reliant nor any of its Subsidiaries, nor, to the knowledge of Reliant any other party to a Reliant IP License, is in material breach of any such Reliant IP License that is material to the business of Reliant and its Subsidiaries taken as a whole. The consummation of the transactions contemplated hereby will not result or cause (i) the breach by Reliant or any of its Subsidiaries of any Reliant IP License, (ii) the termination, impairment or restriction of any right or license granted to Reliant or any of its Subsidiaries under a Reliant IP License, or (iii) Reliant or any of its Subsidiaries to grant, or expand the scope of a prior grant, to a third party of any rights to any material Reliant Intellectual Property Rights (including by release of any source code), except as would not reasonably be expected to have a Reliant Material Adverse Effect.

(k) Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Thermage by operation of law or otherwise of any Contracts to which the Reliant or any of its Subsidiaries is a party, will result in: (i) Thermage, any of its Subsidiaries or Reliant granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them, (ii) Thermage, any of its Subsidiaries or the Reliant, being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) Thermage, any of its Subsidiaries or the Reliant being obligated to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

3.20 Product Liability Claims. All of the Reliant Products that Reliant has manufactured, distributed or sold were free from material defects in design, specifications, processing, manufacture, material or workmanship, and were suitable for the purpose for which they were sold subject to the Products directions for use or labeling. Within the three years prior to the date hereof, Reliant has not incurred any uninsured or insured product liability, or received any written notice of a claim of alleged product liability, and, to the knowledge of Reliant, no basis for any such claim exists. Reliant does not have any material liability or obligation with respect to any product liability relative to Reliant’s business, whether or not heretofore asserted, or product recalls related to the Reliant Products manufactured, distributed or sold at or prior to the Closing. Schedule 3.20 of the Reliant Disclosure Schedule sets forth true, correct and complete list of all complaint, warranty claim and defective product claims related to Reliant’s business in the three (3) years prior to the date hereof.

3.21 Compliance With Health Care Laws. Reliant and each of its Affiliates is in material compliance with all relevant federal and other health care Legal Requirements applicable to Reliant and the Reliant Products, including the federal criminal anti-fraud and abuse statute (42 U.S.C. § 1320a-7b), all other Legal Requirements prohibiting false statements and improper remuneration for purchasing services or products, the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the federal health care programs exclusion laws, SSA § 1128 (42 U.S.C. § 1320a-7) and the regulations promulgated pursuant to such laws and regulations, relating to the regulation of Reliant and the Reliant Products.

3.22 FDA Compliance.

(a) Reliant has obtained each federal, state, county, local or non--U.S. Permit (including 510(k), PMA and other Reliant Permits) or an exemption therefrom that may be required by the FDA or any other Governmental Authorities engaged in the regulation of the Reliant Products. Section 3.22(a) of the Reliant Disclosure Schedule lists all annual manufacturing registration and device listing, annual reports and similar regulatory filing requirements that are required to be filed in order to reasonably be expected to maintain Reliant Permits and manufacturing facility licenses and where failure to timely file would result in a Reliant Material Adverse Effect. Reliant has not received any notice or written communication with respect to the Reliant’s business from any Governmental Authority regarding, and, there are no facts or circumstances that are likely to give rise to, (i) any material violation of applicable Legal Requirements or material adverse change in any Reliant Permit, or any failure to materially comply with any applicable Legal Requirement or any term or requirement of any Reliant Permits or (ii) any revocation, withdrawal, suspension, cancellation, limitation, termination or modification of any Reliant Permits.

(b) The operation of Reliant’s business, including the manufacture, import, export, testing, development, processing, packaging, labeling, storage, marketing, and distribution of all Reliant Products, is and at all times has been in material compliance with all applicable Legal Requirements, Reliant Permits, Governmental Authorities and orders including those administered by the FDA for products sold in the United States. Schedule 3.22(b) sets forth the label for each of the Reliant Products. There is no actual or, to the knowledge of Reliant, threatened material action or investigation in respect of Reliant’s business by the FDA or any other Governmental Authority which has jurisdiction over the operations, properties, products or processes of the Reliant, or, to the knowledge of Reliant , by any third parties acting on their behalf. Reliant has no knowledge that any Governmental Authority is considering such action or of any facts or circumstances that are likely to give rise to any such action or investigation.

(c) Except as set forth in Section 3.22(c) of the Disclosure Schedule, during the three (3) year period ending on the Closing Date, Reliant has not had any product or manufacturing site subject to a Governmental Authority (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Authority notice of inspectional observations, “warning letters,” “untitled letters” or, to the knowledge of Reliant, requests or requirements to make changes to the operations of Reliant’s business or the Reliant Products that if not complied with would reasonably be expected to result in a Reliant Material Adverse Effect, or similar correspondence or written notice from the FDA or other Governmental Authority in respect of Reliant’s business and alleging or asserting noncompliance with any applicable Legal Requirements, Permits or such requests or requirements of a Governmental Authority, and, to the knowledge of Reliant, neither the FDA nor any Governmental Authority is considering such action. Except as set forth in Section 3.22(c) of the Disclosure Schedule, no vigilance report or medical device report with respect to the Reliant’s or the Reliant Products has been reported by Reliant, and to the knowledge of Reliant, no vigilance report or medical device report is under investigation by any Governmental Authority with respect to the Reliant Products or Reliant’s business.

(d) All studies, tests and preclinical and clinical trials in respect of Reliant’s business are being conducted by or on behalf of Reliant that have been or will be submitted to any Governmental Authority, including the FDA and its counterparts worldwide, including in the European Union, in connection with any Reliant Permit, are being or have been conducted in compliance in all material respects with applicable Legal Requirements. Reliant has not received any notices, correspondence or other communication in respect of Reliant’s business from the FDA or any other Governmental Authority requiring the termination or suspension of any clinical trials conducted by, or on behalf of, Reliant or in which Reliant has participated, and to the knowledge of Reliant, neither the FDA nor any other Governmental Authority is considering such action. Reliant has not received specific written notification from a Governmental Authority of the rejection of data obtained from any clinical trials conducted by, or on behalf of, Reliant or in which Reliant has participated with respect to Reliant’s business or the Reliant Products, which data was submitted to the Governmental Authority and which was necessary to obtain regulatory approval of a particular Reliant Product.

(e) The manufacture of Reliant Products by, or on behalf of, Reliant is being conducted in compliance in all material respects with all applicable Legal Requirements including the FDA’s Quality System Regulation at 21 C.F.R. Part 820 for products sold in the United States, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States. Reliant, and, to the knowledge of Reliant, any third party assembler, sterilizer or manufacturer of Reliant Products are in material compliance with all applicable Legal Requirements and certifications currently held by Reliant’s governing quality systems, manufacturing processes and all other applicable Legal Requirements governing those third parties’ activities, including set forth in 21 C.F.R. Part 807 and 21 C.F.R. Part 820 for products sold in the United States and all other similar applicable Legal Requirements.

(f) Reliant is not the subject of any pending or, to the knowledge of Reliant, threatened investigation in respect of Reliant’s business by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Reliant has not committed any act, made any statement, or failed to make any statement, in each case in respect of Reliant’s business and that would provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” and any amendments thereto. Neither Reliant, nor, to its knowledge, any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) any similar applicable state Legal Requirement. To the knowledge of Reliant, no debarment proceedings or investigations in respect of Reliant’s business are pending or threatened against Reliant or any of its officers, employees or agents.

(g) There is no pending, nor to the knowledge of Reliant, threatened, proceeding, informational inquiry or investigation under Medicare, Medicaid or any other government-sponsored health care program (collectively, “Government Programs”) involving Reliant, nor is Reliant aware of any pending, or to the knowledge of Reliant, threatened, proceeding, informational inquiry or investigation under any private third party health care insurance program (collectively, “Private Insurance Programs”) involving Reliant. Reliant’s sales and marketing practices are, and since January 1, 2004, have been, in compliance in all material respects with all applicable Legal Requirements and all policies of applicable Private Insurance Programs and Government Programs. To Reliant’s knowledge, Reliant has not arranged with or contracted with (by employment or otherwise) any person who is excluded from participation in any Government Program for the provision of items or services for which payment may be made under any such Government Program. None of the officers, directors, agents or managing employees (as such term is defined in 42 U.S.C. Section 1320a-5(b)) of Reliant has been excluded from any Government Program or been subject to sanction pursuant to 42 U.S.C. Section 1320a-7a or 1320a-8 or been convicted of a crime described at 42 U.S.C. Section 1320a-7b. Neither Reliant, any director, officer or employee of Reliant, nor any agent acting on behalf of or for the benefit of any of Reliant, has directly or indirectly in connection with Reliant: (i) offered or paid any remuneration, in cash or in kind, to or made any financial arrangements with, any past, present or potential customers, past or present suppliers, patients, contractors or employees of private third party payors or Government Programs in order to obtain business or payments from such persons other than in the ordinary course of business; (ii) given or agreed to give, any gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any customer or potential customer, supplier or potential supplier, contractor, private third party payor or any other person other than in connection with promotional or entertainment activities in the ordinary course of business and in compliance with Reliant’s compliance program; (iii) made any false entries on any of Reliant’s books or records for any purpose prohibited by applicable Legal Requirements; or (iv) made any representations to customers (physicians, hospitals, clinics, managed care organizations and other health care providers and third party payors) regarding appropriate reimbursement coverage and/or codes which resulted in a submission by such customer to any federal, state or private third party payor for the products sold by Reliant, whether orally or in writing, that were not true, accurate and complete as of the date hereof and that did not and do not materially misstate or misapply any of the reimbursement coverage and/or codes of either Government Programs and/or Private Insurance Programs that have provided reimbursement for any Reliant Product. Neither Reliant, nor to Reliant’s knowledge, any director, officer or employee of Reliant, is a party to any contract to provide services, lease space or lease equipment to Reliant with any physician, health care facility, hospital or other person who is in a position to make or influence referrals to Reliant where such contract or provision of services or space is prohibited by applicable Legal Requirements, nor has Reliant or any director, officer or employee of Reliant provided any remuneration, in cash or in kind, to any health care provider who is in a position to make or influence the referral of patients to a physician who uses any Reliant Product where such remuneration is prohibited by applicable Legal Requirements.

3.23 Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by Reliant or any of its Subsidiaries have been made available to Thermage. To the knowledge of Reliant, each such policy is in full force and effect. All premiums due thereon have been paid in full.

3.24 Spinco Contributions. Except to the extent reflected in the License Agreement, neither the Company nor any Subsidiary of Reliant has made any equity contribution, or otherwise transferred any cash or property, to, or assumed any liability on behalf of, Spinco. Spinco has been formed by Reliant for the purposes of facilitating the Distribution and has no assets, Liabilities or operations except as contemplated hereby.

3.25 Interested Party Transactions. Since December 31, 2007, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57.

3.26 Brokers, Finders and Financial Advisors. No broker, finder or investment banker (other than Piper Jaffray & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Reliant or any of its Subsidiaries. Reliant has furnished to Thermage a complete and correct copy of all agreements between Reliant and Piper Jaffray & Co. pursuant to which such firm would be entitled to any such payment.

3.27 Information Supplied. (a) None of the information supplied by Reliant for inclusion or incorporation by reference, and which in fact is included or incorporated by reference in the Registration Statement will, at the time the Registration Statement or any amendment or supplement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and (b) the information provided to Reliant Stockholders in the Soliciting Materials (excluding any of the information supplied by Thermage for inclusion or incorporation by reference therein, as to which no representation or warranty is made) will, at the time they are mailed to the Reliant Stockholders and at all times during which stockholder consents are solicited in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they are made.

3.28 Takeover Statutes. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under Delaware Law or other applicable Legal Requirement (each, a “Takeover Statute”) is applicable to Reliant, the First Merger or any of the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THERMAGE

Except as set forth in the disclosure letter delivered by Thermage to Reliant dated as of the date hereof (the “Thermage Disclosure Schedule”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in the Thermage Disclosure Schedule relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is reasonably apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), Thermage hereby represents and warrants to Reliant, on behalf of itself, Merger Sub I (when formed) and Merger Sub II, as of the date hereof and as of the Closing Date as follows:

4.1 Organization and Qualification. Each of Thermage and Merger Sub II is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is presently being conducted. When formed, Merger Sub I will be duly organized, validly existing and in good standing under the laws of the State of Delaware and will have all requisite corporate power and authority necessary to own, lease and operate the properties it will purport to own, lease or operate and to carry on its business as it is currently contemplated to be conducted. Thermage is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Thermage Material Adverse Effect. Merger Sub I will be formed by Thermage for the purposes of the First Merger and will have no material, assets, Liabilities or operations except as contemplated hereby.

4.2 Subsidiaries. A complete and accurate list of all of the Subsidiaries of Thermage, together with the jurisdiction of incorporation of each such Subsidiary and the percentage of each Subsidiary’s outstanding capital stock owned by Thermage or another Subsidiary or Affiliate of Thermage, is set forth in Section 4.2 of the Thermage Disclosure Schedule. Thermage does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person, excluding securities in any publicly traded company held for investment by Thermage and comprising less than one percent of the outstanding stock of such company. Each Subsidiary of Thermage is duly organized, validly existing and in good standing under the Legal Requirements of its jurisdiction of organization (to the extent such concepts exist in such jurisdictions) and has all requisite corporate or other power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is presently being conducted, except to the extent that the failure to be so organized or existing or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Thermage Material Adverse Effect. Each Subsidiary of Thermage is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Thermage Material Adverse Effect.

4.3 Certificate of Incorporation and Bylaws. Thermage has heretofore made available to Thermage a complete and accurate copy of the Thermage Certificate of Incorporation and Thermage Bylaws (together, the “Thermage Charter Documents”). The Thermage Charter Documents, and the charter and bylaws (or equivalent organizational documents), each as amended to date, of each of its Subsidiaries (the “Thermage Subsidiary Documents”) are in full force and effect, and neither the Thermage Board nor, to the knowledge of Thermage, any Thermage Stockholder has taken any action to amend the Thermage Charter Documents in any respect. Thermage has not taken any action in breach or violation of any of the provisions of the Thermage Charter Documents, and each Subsidiary is not in breach or violation of any of the material provisions of their respective Thermage Subsidiary Documents, except, in the case of a Subsidiary, as would not reasonably be expected to have, individually or in the aggregate, a Thermage Material Adverse Effect.

4.4 Capitalization.

(a) The authorized capital stock of Thermage consists of 100,000,000 shares of Thermage Common Stock, and 10,000,000 shares of Thermage preferred stock, par value $0.001 per share (“Thermage Preferred Stock”). As of June 30, 2008, (i) 24,057,202 shares of Thermage Common Stock were issued and outstanding, (ii) no shares of Thermage Preferred Stock were issued and outstanding, (iii) 2,034,145 shares of Thermage Common Stock were reserved for issuance pursuant to outstanding options and awards granted pursuant to Thermage’s 1997 Stock Option Plan (the “Thermage 1997 Stock Plan”), (iv) 2,260,693 shares of Thermage Common Stock were reserved for issuance pursuant to outstanding options and awards granted pursuant to Thermage’s 2006 Equity Incentive Plan (the “Thermage 2006 Plan”), (v) 930,250 shares of Thermage Common Stock were available for purchase pursuant to Thermage’s 2006 Employee Stock Purchase Plan (the “Thermage ESPP” and together with the Thermage 1997 Stock Plan and the Thermage 2006 Plan, the “Thermage Plans”), and (vi) no shares of Thermage Common Stock were issued and held in the treasury of Thermage. Since June 30, 2008, Thermage has not issued any securities (including derivative securities) except for shares of Thermage

Common Stock issued upon exercise of stock options or other stock awards outstanding as of the date hereof. True and complete copies of all forms of agreements and instruments relating to or issued under the Thermage Plans have been provided or made available to Reliant.

(b) All outstanding shares of Thermage Common Stock, Thermage Options and Thermage Warrants have been issued or repurchased in material compliance with all applicable Legal Requirements, including federal and state securities laws, and to the knowledge of Thermage, were issued, transferred and repurchased in accordance with any right of first refusal or similar right or limitation, including those in the Thermage Charter Documents. No Thermage Stockholder has exercised any right of redemption, if any, provided in the Thermage Certificate of Incorporation with respect to shares of the Thermage Preferred Stock, and Thermage has not received notice that any Thermage Stockholder intends to exercise such rights. There are no declared or accrued but unpaid dividends with respect to any shares of Thermage Common Stock. Thermage has no other capital stock authorized, issued or outstanding other than as set forth in this Section 3.2.

(c) There are no outstanding loans made by Thermage to any Thermage Stockholder.

(d) As of June 30, 2008, an aggregate of 27,778 shares of Thermage Common Stock are issuable upon the exercise of outstanding Thermage Warrants. Except for the Thermage Options and Thermage Warrants, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which Thermage is a party or by which Thermage is bound obligating Thermage to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Thermage or obligating Thermage to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to Thermage. Except as contemplated hereby, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of Thermage. There are no agreements to which Thermage is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Thermage Common Stock.

4.5 Authority; Requisite Thermage Stockholder Approval.

(a) Thermage has full corporate power and authority to execute and deliver this Agreement any Ancillary Agreement to which Thermage is a party and, subject only to the approval of the Thermage Stockholders as described below, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Ancillary Agreement to which Thermage is a party and the consummation of the transactions contemplated hereby and thereby (including the First Merger) have been duly and validly approved by the Thermage Board. As of the date of this Agreement, the Thermage Board has unanimously determined that this Agreement, the Ancillary Agreements to which Thermage is a party and the transactions contemplated hereby and thereby are advisable and in the best interests of the Thermage Stockholders and has unanimously recommended that the Thermage Stockholders approve the issuance of shares of Thermage Common Stock in the First Merger (the “Thermage Voting Proposal”). This Agreement and any Ancillary Agreement to which Thermage is a party has been duly and validly executed and delivered by Thermage, and assuming due authorization, execution and delivery by Reliant and each other party thereto, constitute valid and binding obligations of Thermage, enforceable against Thermage in accordance with their terms.

(b) Except for the approval of the Thermage Voting Proposal by the affirmative vote of the holders of a majority of votes cast on the Thermage Voting Proposal at the Thermage Stockholder Meeting, provided that the total vote cast on the Thermage Voting Proposal represents over fifty percent in interest of all securities entitled to vote on the Thermage Voting Proposal (the “Requisite Thermage Stockholder Approval”), no other corporate proceedings on the part of Thermage are necessary to approve or adopt this Agreement or any Ancillary Agreement to which Thermage is a party under applicable Legal Requirements and to consummate the transactions contemplated hereby and thereby.

4.6 Required Filings and Consents.

(a) The execution and delivery by Thermage of this Agreement and any Ancillary Agreement to which Thermage is a party do not, and the performance by Thermage of its covenants and agreements under this Agreement and the Ancillary Agreement to which Thermage is a party and the consummation by Thermage of the transactions contemplated by hereby and thereby will not, (i) assuming receipt of the Requisite Thermage Stockholder Approval, conflict with or violate the Thermage Charter Documents or any Thermage Subsidiary Documents, (ii) assuming receipt of the government approvals contemplated by Section 4.6(b) conflict with or violate any Legal Requirements applicable to Thermage or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair Thermage’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of Thermage or any of its Subsidiaries pursuant to, any Thermage Material Contract, or (iv) give rise to or result in any person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any shares of capital stock of Thermage or any capital stock of its Subsidiaries or any of their respective assets or properties, except in the case of the preceding clauses (ii) through (iv), inclusive, as would not reasonably be expected to have, individually or in the aggregate, a Thermage Material Adverse Effect.

(b) The execution and delivery by Thermage of this Agreement and any Ancillary Agreement to which Thermage is a party do not, and the performance by Thermage of its covenants and agreements under this Agreement, the Ancillary Agreements to which Thermage is a party and the consummation by Thermage of the transactions contemplated hereby and thereby (including the First Merger) will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) the Requisite Thermage Stockholder Approval, (ii) as may be required under any foreign antitrust or competition Legal Requirement, (iii) the filing of a Registration Statement with the SEC, (iv) the filing of the First Certificate of Merger or other documents as required by Delaware Law and (v) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Thermage Material Adverse Effect.

4.7 Thermage SEC Reports.

(a) Thermage has filed and made available to Thermage all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by Thermage with the SEC since the date of its initial public offering (collectively, the “Thermage SEC Reports”). The Thermage SEC Reports, including all forms, reports and documents filed by Thermage with the SEC after the date hereof and prior to the Effective Time, (i) were and, in the case of the Thermage SEC Reports filed after the date hereof, will be, prepared in accordance with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), and in the case of such forms, reports and documents filed by Thermage with the SEC after the date of this Agreement, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Thermage SEC Reports or necessary in order to make the statements in such Thermage SEC Reports, in light of the circumstances under which they were and will be made, not misleading. None of the Subsidiaries of Thermage is required to file any forms, reports, schedules, statements or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in the Thermage SEC Reports, including any Thermage SEC Reports filed after the date of this Agreement, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of Thermage and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been and are not expected to be material in amount, individually or in the aggregate.

(c) The chief executive officer and chief financial officer of Thermage have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and Thermage is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Nasdaq.

4.8 Disclosure Controls and Procedures.

(a) Thermage and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Thermage and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Thermage and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Thermage Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Thermage and its Subsidiaries.

(b) Since the date of its initial public offering, neither Thermage nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Thermage and its Subsidiaries, (ii) any fraud, whether or not material, that involves Thermage’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Thermage and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(c) Neither Thermage nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Thermage or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Thermage or any of its Subsidiaries in Thermage’s consolidated financial statements.

(d) Neither Thermage nor any of its Subsidiaries nor, to the knowledge of Thermage, any director, officer, auditor, accountant, consultant or representative of Thermage or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that Thermage or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No current or former attorney representing Thermage or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Thermage or any of its officers, directors, employees or agents to the current the Thermage Board or any committee thereof or to any current director or executive officer of Thermage.

(e) To the knowledge of Thermage, no employee of Thermage or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Legal Requirements of the type described in Section 806 of the Sarbanes-Oxley Act by Thermage or any of its Subsidiaries. Neither Thermage nor any of its

Subsidiaries nor, to the knowledge of Thermage, any director, officer, employee, contractor, subcontractor or agent of Thermage or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Thermage or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

4.9 No Undisclosed Liabilities. Except as reflected in the Thermage Balance Sheet, neither Thermage nor any of its Subsidiaries has any Liabilities other than (i) Liabilities incurred since the date of the Thermage Balance Sheet in the ordinary course of business consistent with past practice, and (ii) Liabilities incurred in connection with the preparation and negotiation of this Agreement and (iii) Liabilities incurred in the ordinary course of business, other than any Liability for breach or default, under the Contracts to which Thermage or its Subsidiaries are a party or to which they are bound, to the extent such Liabilities are readily ascertainable from the copies of such Contracts made available to Reliant.

4.10 Absence of Certain Changes or Events. Since the date of the Thermage Balance Sheet through the date hereof, Thermage has conducted its business in the ordinary course of business consistent with past practice and, since such date through the date hereof, there has not occurred (i) any Thermage Material Adverse Effect or (ii) any action taken by Thermage or event that would have required the consent of Reliant pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

4.11 Compliance with Laws; Permits.

(a) Thermage and its Subsidiaries are in compliance with, and are not in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to) any Legal Requirement applicable to Thermage or any of its Subsidiaries or by which any of their respective real or personal properties is bound, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Thermage Material Adverse Effect.

(b) Thermage and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Authorities that are material to the operation of the business of Thermage and its Subsidiaries taken as a whole as currently conducted (collectively, the “Thermage Permits”). The Thermage Permits are in full force and effect, have not been violated in any material respect and, to the knowledge of Thermage, no suspension, revocation or cancellation thereof has been threatened, and there is no Legal Proceeding pending or, to the knowledge of Thermage, threatened, seeking the suspension, revocation or cancellation of any Thermage Permits.

4.12 Legal Proceedings; Orders. There are no material Legal Proceedings (other than arising from or relating to the First Merger or any of the other transactions contemplated by this Agreement), (a) pending against Thermage or any of its Subsidiaries or any of their respective properties or assets, or (b) to the knowledge of Thermage, threatened against Thermage or any of its Subsidiaries, or any of their respective properties or assets. Neither Thermage nor any Subsidiary of Thermage is subject to any outstanding Order that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by Thermage, the Thermage Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

4.13 Material Contracts.

(a) For all purposes of and under this Agreement, a “Thermage Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to Thermage and its Subsidiaries;

(ii) any employment or consulting Contract (in each case, under which Thermage has continuing obligations as of the date hereof) with any current or former executive officer or other employee of Thermage or its Subsidiaries or member of the Thermage Board or that is not terminable by Thermage or its Subsidiaries on no more than 30 days notice without liability or financial obligation to Thermage;

(iii) any Contract or plan, including any stock option plan, stock appreciation right plan or stock purchase plan or material Contract, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated by this Agreement (whether alone or in connection with subsequent or additional events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv) any lease or sublease to which Thermage or any of its Subsidiaries is a party with annual rents in excess of $500,000.

(v) any Contract containing any covenant (A) limiting the right of Thermage or any of its Subsidiaries to engage in any line of business or to compete with any Person in any line of business, (B) granting any exclusive rights, (C) prohibiting Thermage or any of its Subsidiaries (or, after the Closing Date, Thermage) from engaging in business with any Person or levying a fine, charge or other payment for doing so, or (D) otherwise prohibiting or limiting the right of Thermage or its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies;

(vi) any Contract (A) relating to the pending or future disposition or acquisition by Thermage or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business or (B) pursuant to which Thermage or any of its Subsidiaries will acquire after the date of this Agreement any material ownership interest in any other Person or other business enterprise other than Thermage’s Subsidiaries;

(vii) any material manufacturing Contract;

(viii) any Contract with a sole-source supplier in excess of $100,000 in the aggregate;

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly owned Subsidiaries, and (C) advances to employees for travel and business expenses, in each case in the ordinary course of business consistent with past practice;

(x) any settlement Contract with ongoing obligations other than (A) releases that are immaterial in nature or amount entered into with former employees or independent contractors of Thermage in the ordinary course of business, or (B) settlement Contracts only involving the payment of cash (which has been paid) in amounts that do not exceed $500,000 in any individual case;

(xi) any Contract with or to a labor union, works council or guild, including a collective bargaining agreement or similar agreement;

(xii) other than purchase orders in the ordinary course of business, any other Contract that provides for payment obligations by Thermage or any of its Subsidiaries in any twelve (12) month period of $500,000 or more in any individual case that is not terminable by Thermage or its Subsidiaries upon notice of ninety (90) days or less without material liability to Thermage or its Subsidiary and is not disclosed pursuant to clauses (i) through (viii) above, inclusive; and

(xiii) any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination of which would be reasonably expected to have a Thermage Material Adverse Effect and is not disclosed pursuant to clauses (i) through (xii) above, inclusive.

(b) Section 4.13(b) of the Thermage Disclosure Schedule contains a complete and accurate list of all Thermage Material Contracts as of the date hereof, to or by which Thermage or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 4.13(a) that describes such Thermage Material Contract.

(c) Each Thermage Material Contract is valid and binding on Thermage (and/or each such Subsidiary of Thermage party thereto) and is in full force and effect, other than those Contracts that by their terms have expired or been terminated since the date hereof, and neither Thermage nor any of its Subsidiaries party thereto, nor, to the knowledge of Thermage, any other party thereto, is in breach of, or default under, any such Thermage Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a material breach or default thereunder by Thermage or any of its Subsidiaries, or, to the knowledge of Thermage, any other party thereto.

4.14 Employee Benefit Matters.

(a) Section 4.14(a) of the Thermage Disclosure Schedule sets forth a complete and accurate list of all U.S. Thermage Employee Plans. Neither Thermage nor any ERISA Affiliate has any plan or commitment to establish any new Thermage Employee Plan, to modify any Thermage Employee Plan (except to the extent required by Legal Requirements or to conform any such Thermage Employee Plan to the requirements of any applicable Legal Requirements), or to adopt or enter into any Thermage Employee Plan.

(b) Each Thermage Employee Plan has been established, maintained and administered in all material respects in accordance with all applicable Legal Requirements, including if applicable, ERISA and the Code, and in accordance with its terms, and each of Thermage, Thermage’s Subsidiaries and their respective ERISA Affiliates have in all material respects met their obligations with respect to each Thermage Employee Plan and have timely made (or timely will make) all required contributions thereto.

(c) All Thermage Employee Plans that are intended to be qualified under Section 401(a) of the Code, and all trusts that are intended to be qualified under Section 501(a) of the Code (each, a “Thermage Qualified Plan”), have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Thermage Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or Thermage has remaining a period of time under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Thermage Qualified Plan. No such determination, opinion or advisory letter has been revoked and, to the knowledge of Thermage, revocation has not been threatened, and no such Thermage Employee Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification or materially increase its cost. No material “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Thermage Employee Plan.

(d) Neither Thermage, any of Thermage’s Subsidiaries nor any of their respective ERISA Affiliates has in the past six (6) years maintained, participated in or contributed to (or been obligated to contribute to) or can reasonably be expected to have future material liability with respect to (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” as defined in ERISA or the Code, or (iii) a “funded welfare plan” within the meaning of Section 419 of the Code. No Thermage Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Thermage Employee Plan provides health benefits that are not fully insured through an insurance contract.

(e) Other than as required under Section 601 et seq. of ERISA or equivalent state law, none of the Thermage Employee Plans promises or provides health or other welfare benefits (excluding normal claims for benefits under Thermage’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) or coverage to any person following retirement or other termination of employment.

(f) There is no material action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the knowledge of Thermage, threatened or reasonably anticipated, with respect to any Thermage Employee Plan or the assets of any Thermage Employee Benefit Plan, other than claims for benefits in the ordinary course.

(g) Each material nonqualified deferred compensation plan maintained or sponsored by Thermage (as such term is defined in Section 409A(d)(1) of the Code), if any, has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and IRS Notice 2005-1. No material nonqualified deferred compensation plan has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.

4.15 Labor Matters.

(a) Thermage and each of its Subsidiaries: (i) is in compliance with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to their respective current and former employees (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (iii) is not liable for any arrears of wages beyond the current pay period or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), except, in each case (i) through (iv) above, those circumstances that would not have or could not reasonably be expected to result in a material Liability to Thermage or its Subsidiaries.

(b) To the knowledge of Thermage: (i) there are no current labor union organizing activities with respect to any employees of Thermage and/or any of its Subsidiaries, (ii) no labor union, labor organization, trade union, works council, or group of employees of Thermage and/or any of its Subsidiaries has made a pending demand for recognition or certification, (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (iv) there are no labor strikes or lockouts, or threats thereof, against or affecting Thermage or any of its Subsidiaries.

4.16 Properties.

(a) Thermage and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the material properties and assets which it purports to own or lease (real, tangible, personal and mixed), including all the properties and assets reflected in the Thermage Balance Sheet (except for personal property sold since the date of the Thermage Balance Sheet in the ordinary course of business consistent with past practice). All such properties and assets reflected in the Thermage Balance Sheet are free and clear of all Liens, except for Liens reflected on the Thermage Balance Sheet and Liens for current taxes not yet due and other Liens that do not materially impair the use or value of the property or assets subject thereto.

(b) Neither Thermage nor any of its Subsidiaries owns, or has ever owned, any real property. Section 4.16(b) of the Thermage Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from Thermage or any of its Subsidiaries or otherwise used or occupied by Thermage or any of its Subsidiaries for the operation of business (the “Thermage Leased Real Property”), the address, name of the lessor, licensor, sublessor, master lessor or lessee and date of the lease, license, sublease or other occupancy right and each amendment thereto.

(c) Thermage has provided or made available to Reliant true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Thermage Leased Real Property, including all amendments, terminations and modifications thereof (the “Thermage Lease Agreements”); and there are no other Thermage Lease Agreements for real property to which Thermage or any of its Subsidiaries is bound, other than those identified in Section 4.16(c) of the Thermage Disclosure Schedule. To the knowledge of Thermage, all such Thermage Lease Agreements are valid and effective. With respect to the Thermage Lease Agreements, there is no existing default or event of default by Thermage or any of its Subsidiaries, nor, to the knowledge of Thermage, by any other party thereto, and to the knowledge of Thermage, no circumstance or event exists which with notice or lapse of time, or both, would constitute a default under any Thermage Lease Agreement. There are no other parties occupying, or with a right to occupy, the Thermage Leased Real Property.

4.17 Tax Matters.

(a) Merger Sub II is a Delaware limited liability company that was formed exclusively for purposes of participating in the Second Merger. Merger Sub II has no assets or operations. All of the interests in Merger Sub II are and have been at all times owned by Thermage. No election has been made under Treas. Reg. Section 301.7701-3(c) or any provision of state or local law to treat Merger Sub II as a corporation for federal, state or local tax purposes.

(b) Thermage and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete in all material respects.

(c) Thermage and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters for which adequate reserves have been established on the Thermage Financial Statements in accordance with GAAP and none of Thermage or any of its Subsidiaries has incurred any Taxes since the date of the Thermage Balance Sheet other than in the ordinary course of business.

(d) The U.S. consolidated federal income Tax Returns of Thermage have been examined by the IRS (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all periods ending on or before December 30, 2001.

(e) There are no audits, examinations, investigations or other proceedings in respect Taxes pending or threatened in writing.

(f) There are no Liens for Taxes on any of the assets of Thermage or any of its Subsidiaries other than Liens for Taxes not yet due and payable or being contested in good faith and for which adequate reserves have been established on the Thermage Balance Sheet in accordance with GAAP.

(g) None of Thermage or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of any state, local or foreign Legal Requirement).

(h) None of Thermage or any of its Subsidiaries has engaged in a transaction that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. Section 1.6011-4(b)(2). To the knowledge of Thermage or its Subsidiaries, none of Thermage or any of its Subsidiaries has engaged in any other “reportable transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b).

(i) Thermage has made available to Reliant complete and accurate copies of all Tax Returns (including any amendments thereto), filed by, on behalf of or which include Reliant or any of its Subsidiaries.

(j) Thermage and each of its Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”) and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(k) Thermage and its Subsidiaries are in compliance in all material respects with all applicable transfer pricing laws and regulations, including the maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of Thermage and its subsidiaries.

(l) Thermage has disclosed on its U.S. consolidated federal income Tax Returns all positions taken therein which could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.

4.18 Environmental Matters.

(a) Except as would not reasonably be expected to result in a material liability to Reliant or any of its Subsidiaries, no Hazardous Materials are present on any real property that is currently owned, operated, occupied, controlled or leased by Thermage or any of its Subsidiaries or were present on any real property at the time it ceased to be owned, operated, occupied, controlled or leased by Thermage or its Subsidiaries, including the land, the improvements thereon, the groundwater thereunder and the surface water thereon. Except as would not reasonably be expected to result in a material liability to Reliant or any of its Subsidiaries, to the knowledge of Thermage there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, operated, occupied, controlled or leased by Thermage or any of its Subsidiaries or as a consequence of the acts of Thermage, its Subsidiaries or their agents.

(b) Thermage and its Subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Laws. Except as would not reasonably be expected to result in a material liability to Reliant or any of its Subsidiaries, the Hazardous Materials Activities of Thermage and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Thermage and its Subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities. To the knowledge of Thermage, no circumstances exist which could reasonably be expected to cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.

(d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Thermage, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of Thermage or any of its Subsidiaries.

(e) Neither Thermage nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability under an Environmental Law which would reasonably be expected to have a Thermage Material Adverse Effect. Except as would not reasonably be expected to result in a material liability to Reliant or any of its Subsidiaries, neither Thermage nor any Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of Thermage or any of its Subsidiaries.

(f) Thermage and the Subsidiaries have delivered to Thermage or made available for inspection by Thermage and its agents, representatives and employees all material environmental site assessments and environmental audits in Thermage’s possession or control. Thermage and the Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable Legal Requirements with respect to this transaction.

4.19 Intellectual Property Matters.

(a) All Thermage Intellectual Property Rights are free and clear of any Liens (excluding any rights granted to any licensee of any Thermage Intellectual Property Right entered into in the ordinary course of business). Neither Thermage nor any of its Subsidiaries has transferred ownership of, granted an option to obtain ownership of, or granted an exclusive license to, any third party, of any Intellectual Property Rights that are, or were, material Thermage Intellectual Property Rights.

(b) Neither Thermage nor its Subsidiaries has, in the conduct of the business of Thermage and its Subsidiaries, infringed upon, violated or used without authorization, of any Intellectual Property Rights owned by any third Person. The conduct of the business of Thermage and its Subsidiaries, has not and does not, infringe, misappropriate or violate any Intellectual Property Rights owned by any third Person. There is no pending or, to Thermage’s knowledge, threatened (and at no time within the six (6) years prior to the date of this Agreement has there been pending any) suit, arbitration or other adversarial proceeding before any court, government agency or arbitral tribunal, or in any jurisdiction, against Thermage or any of its Subsidiaries, alleging that any activities or conduct of Thermage’s or any of its Subsidiaries’ business has infringed, infringes or will infringe upon, violate or constitute the unauthorized use of the Intellectual Property Rights of any third Person, or challenging the ownership, validity, enforceability, or registerability of any Thermage Intellectual Property Rights. Thermage is not party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or orders resulting from suits, actions or similar legal proceedings, which (i) materially restrict Thermage’s or any of its Subsidiaries’ rights to use, license or transfer any Thermage Intellectual Property Rights, including without limitation, making, selling, licensing, leasing, marketing, distributing or providing any Thermage Product, (ii) materially restrict the conduct of the business of Thermage or any of its Subsidiaries in order to accommodate any third party’s Intellectual Property Rights, or (iii) compel or require Thermage or any of its Subsidiaries to license or transfer any Thermage Intellectual Property Rights.

(c) Section 4.19(c) of the Thermage Disclosure Schedule contains a complete and accurate list of all industry associations, standard setting organizations and similar bodies in which Thermage is a member, participates or is otherwise involved, or that may otherwise require Thermage to license any Thermage Intellectual Property Rights to any third Person. Neither Thermage nor any Thermage Subsidiary has committed, agreed or become obligated to license on a royalty-free basis any Thermage Intellectual Property Rights to any third Person as a result of any participation in an industry association, standard setting organization or similar body, or otherwise.

(d) Thermage and its Subsidiaries have taken commercially reasonable measures consistent with industry standard practices to protect the proprietary nature of the Trade Secrets owned by Thermage or such Subsidiary that is material to the business of Thermage and its Subsidiaries as currently conducted. In each case in which Thermage and its Subsidiaries has acquired, other than through a license, any Intellectual Property Rights from any Person (including employees and contractors), Thermage and its Subsidiaries have obtained a valid and enforceable written assignment sufficient to irrevocably transfer all rights in and to all such Intellectual Property Rights to Thermage or its Subsidiaries.

(e) There are no pending claims, suits, arbitrations or other adversarial proceedings before any court, government agency or arbitral tribunal brought by Thermage or any of its Subsidiaries against any third party with respect to any Thermage Intellectual Property Rights, which remain unresolved as of the date hereof.

(f) Neither Thermage nor any of its Subsidiaries, nor, to the knowledge of Thermage any other party to a Contract that provides a license to material Intellectual Property Rights of a third Person (excluding Contracts with respect to generally commercially available Technology that is not included in any Thermage Product or necessary to the manufacture of any Thermage Product) (a “Thermage IP License”), is in material breach of any such Thermage IP License that is material to the business of Thermage and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated hereby will not result or cause (i) the breach by Thermage or any of its Subsidiaries of any Thermage IP License, (ii) the termination, impairment or restriction of any right or license granted to Thermage or any of its Subsidiaries under a Thermage IP License, or (iii) Thermage or any of its Subsidiaries to grant, or expand the scope of a prior grant, to a third party of any rights to any material Thermage Intellectual Property Rights (including by release of any source code), except as would not reasonably be expected to have a Thermage Material Adverse Effect.

4.20 Product Liability Claims. All of the Thermage Products that Thermage has manufactured, distributed or sold were free from material defects in design, specifications, processing, manufacture, material or workmanship, and suitable for the purpose for which they were sold subject to the Thermage Product’s directions for use or labeling. Within the three years prior to the date hereof, Thermage has not incurred any uninsured or insured product liability, or received any written notice of a claim of alleged product liability, and, to the knowledge of Thermage, no basis for any such claim exists. Thermage does not have any material liability or obligation with respect to any product liability or breach of warranty relative to Thermage’s business, whether or not heretofore asserted, or product recalls related to the Thermage Products manufactured, distributed or sold at or prior to the Closing. Schedule 4.20 also sets forth true, correct and complete list of all complaint, warranty claim and defective product claims related to Thermage’s business in the three (3) years prior to the date hereof.

4.21 Compliance With Health Care Laws. Thermage and each of its Affiliates is in material compliance with all relevant federal and other health care Legal Requirements applicable to Thermage and the Thermage Products, including the federal criminal anti-fraud and abuse statute (42 U.S.C. § 1320a-7b), all other Legal Requirements prohibiting false statements and improper remuneration for purchasing services or products, the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the federal health care programs exclusion laws, SSA § 1128 (42 U.S.C. § 1320a-7) and the regulations promulgated pursuant to such Legal Requirements, relating to the regulation of Thermage and the Thermage Products.

4.22 FDA Compliance.

(a) Thermage has obtained each federal, state, county, local or non-U.S. Thermage Permit (including 510(k), PMA and other Thermage Permits)or an exemption therefrom that may be required by the FDA or any other Governmental Authority engaged in the regulation of the Thermage Products. Section 4.22(a) of the Reliant Disclosure Schedule lists all annual manufacturing registration and device listing, annual reports and similar regulatory filing requirements that are required to be filed in order to reasonably be expected to maintain Thermage Permits and manufacturing facility licenses and where failure to timely file would result in a Thermage Material Adverse Effect. Thermage has not received any notice or written communication with respect to Thermage’s business from any Governmental Authority regarding, and, there are no facts or circumstances that are likely to give rise to, (i) any material violation of applicable Legal Requirements or material adverse change in any Thermage Permit, or any failure to materially comply with any applicable Legal Requirement or any term or requirement of any Thermage Permit or (ii) any revocation, withdrawal, suspension, cancellation, limitation, termination or modification of any Thermage Permit.

(b) The operation of Thermage’s business, including the manufacture, import, export, testing, development, processing, packaging, labeling, storage, marketing, and distribution of all Thermage Products, is and at all times has been in material compliance with all applicable Legal Requirements, Thermage Permits, Governmental Authorities and orders including those administered by the FDA for products sold in the United States. Schedule 4.22(b) sets forth the label for each of the Thermage Products. There is no actual or, to the knowledge of Thermage, threatened material action or investigation in respect of the Thermage Business by the FDA or any other Governmental Authority which has jurisdiction over the operations, properties, products or processes of the Thermage, or, to the knowledge of Thermage , by any third parties acting on their behalf. Thermage has no knowledge that any Governmental Authority is considering such action or of any facts or circumstances that are likely to give rise to any such action or investigation.

(c) Except as set forth in Section 4.22(c) of the Disclosure Schedule, during the three (3) year period ending on the Closing Date, Thermage has not had any product or manufacturing site subject to a Governmental Authority (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Authority notice of inspectional observations, “warning letters,” “untitled letters” or, to the knowledge of Thermage, requests or requirements to make changes to the operations of Thermage’s business or the Thermage Products that if not complied with would reasonably be expected to result in a Thermage Material Adverse Effect, or similar correspondence or written notice from the FDA or other Governmental Authority in respect of Thermage’s business and alleging or asserting noncompliance with any applicable Legal

Requirements, Thermage Permits or such requests or requirements of a Governmental Authority, and, to the knowledge of Thermage, neither the FDA nor any Governmental Authority is considering such action. Except as set forth in Section 4.22(c) of the Disclosure Schedule, no vigilance report or medical device report with respect to the Thermage’s or the Thermage Products has been reported by Thermage, and to the knowledge of Thermage, no vigilance report or medical device report is under investigation by any Governmental Authority with respect to the Thermage Products or Thermage’s business.

(d) All studies, tests and preclinical and clinical trials in respect of Thermage’s business are being conducted by or on behalf of Thermage that have been or will be submitted to any Governmental Authority, including the FDA and its counterparts worldwide, including in the European Union, in connection with any Thermage Permit, are being or have been conducted in compliance in all material respects with applicable Legal Requirements. Thermage has not received any notices, correspondence or other communication in respect of Thermage’s business from the FDA or any other Governmental Authority requiring the termination or suspension of any clinical trials conducted by, or on behalf of, Thermage or in which Thermage has participated, and to the knowledge of Thermage, neither the FDA nor any other Governmental Authority is considering such action. Thermage has not received specific written notification from a Governmental Authority of the rejection of data obtained from any clinical trials conducted by, or on behalf of, Thermage or in which Thermage has participated with respect to Thermage’s business or Thermage Products, which data was submitted to the Governmental Authority and which was necessary to obtain regulatory approval of a particular Thermage Product.

(e) The manufacture of Thermage Products by, or on behalf of, Thermage is being conducted in compliance in all material respects with all applicable Legal Requirements including the FDA’s Quality System Regulation at 21 C.F.R. Part 820 for products sold in the United States, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States. Thermage, and, to the knowledge of Thermage, any third party assembler, sterilizer or manufacturer of Thermage Products are in material compliance with all applicable Legal Requirements and certifications currently held by Thermage’s governing quality systems, manufacturing processes and all other applicable Legal Requirements governing those third parties’ activities, including set forth in 21 C.F.R. Part 807 and 21 C.F.R. Part 820 for products sold in the United States and all other similar applicable Legal Requirements.

(f) Thermage is not the subject of any pending or, to the knowledge of Thermage, threatened investigation in respect of Thermage’s business by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Thermage has not committed any act, made any statement, or failed to make any statement, in each case in respect of Thermage’s business and that would provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” and any amendments thereto. Neither Thermage, nor to its knowledge, any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) any similar applicable state Legal Requirement. To the knowledge of Thermage, no debarment proceedings or investigations in respect of Thermage’s business are pending or threatened against Thermage or any of its officers, employees or agents.

(g) There is no pending, nor to the knowledge of Thermage, threatened, proceeding, informational inquiry or investigation under any Government Program involving Thermage, nor is Thermage aware of any pending, or to the knowledge of Thermage, threatened, proceeding, informational inquiry or investigation under any Private Insurance Programs involving Thermage. Thermage’s sales and marketing practices are, and since January 1, 2004, have been, in compliance in all material respects with all applicable Legal Requirements and all policies of applicable Private Insurance Programs and Government Programs. To Thermage’s knowledge, Thermage has not arranged with or contracted with (by employment or otherwise) any person who is excluded from participation in any Government Program for the provision of items or services for which payment may be made under any such Government Program. None of the officers, directors, agents or managing employees (as such term is defined in 42 U.S.C. Section 1320a-5(b)) of Thermage has been excluded from any Government

Program or been subject to sanction pursuant to 42 U.S.C. Section 1320a-7a or 1320a-8 or been convicted of a crime described at 42 U.S.C. Section 1320a-7b. Neither Thermage, any director, officer or employee of Thermage, nor any agent acting on behalf of or for the benefit of any of Thermage, has directly or indirectly in connection with Thermage: (i) offered or paid any remuneration, in cash or in kind, to or made any financial arrangements with, any past, present or potential customers, past or present suppliers, patients, contractors or employees of private third party payors or Government Programs in order to obtain business or payments from such persons other than in the ordinary course of business; (ii) given or agreed to give, any gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any customer or potential customer, supplier or potential supplier, contractor, private third party payor or any other person other than in connection with promotional or entertainment activities in the ordinary course of business and in compliance with Thermage’s compliance program; (iii) made any false entries on any of Thermage’s books or records for any purpose prohibited by applicable Legal Requirements; or (iv) made any representations to customers (physicians, hospitals, clinics, managed care organizations and other health care providers and third party payors) regarding appropriate reimbursement coverage and/or codes which resulted in a submission by such customer to any federal, state or private third party payor for the products sold by Thermage, whether orally or in writing, that were not true, accurate and complete as of the date hereof and that did not and do not materially misstate or misapply any of the reimbursement coverage and/or codes of either Government Programs and/or Private Insurance Programs that have provided reimbursement for any Thermage Product. Neither Thermage, nor to Thermage’s knowledge, any director, officer or employee of Thermage, is a party to any contract to provide services, lease space or lease equipment to Thermage with any physician, health care facility, hospital or other person who is in a position to make or influence referrals to Thermage where such contract or provision of services or space is prohibited by applicable Legal Requirements, nor has Thermage or any director, officer or employee of Thermage provided any remuneration, in cash or in kind, to any health care provider who is in a position to make or influence the referral of patients to a physician who uses any Thermage Product where such remuneration is prohibited by applicable Legal Requirements.

4.23 Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by Thermage or any of its Subsidiaries have been provided or made available to Reliant. To the knowledge of Thermage, each such policy is in full force and effect. All premiums due thereon have been paid in full.

4.24 Interested Party Transactions. Since December 31, 2007, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57.

4.25 Brokers, Finders and Financial Advisors. No broker, finder or investment banker (other than Thomas Weisel Partners) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Thermage or any of its Subsidiaries. Thermage has furnished to Reliant a complete and correct copy of all agreements between Thermage and Thomas Weisel Partners pursuant to which such firm would be entitled to any such payment.

4.26 Information Supplied. (a) The Registration Statement (excluding any of the information supplied by Reliant for inclusion or incorporation by reference therein, as to which no representation or warranty is made) will not, at the time the Registration Statement or any amendment or supplement thereto becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and (b) the proxy statement included in the Registration Statement, as provided to Reliant Stockholders in the Soliciting Materials (excluding any of the information supplied by Reliant for inclusion or incorporation by reference therein, as to which no representation or warranty is made) will not, at the time the Soliciting Materials are mailed to the Reliant Stockholders and at all times that stockholder consents or votes are being solicited in connection with the First Merger, including at any stockholder meeting held to obtain such consents or vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they are made.

4.27 Takeover Statutes. No Takeover Statute is applicable to Thermage, the First Merger or any of the other transactions contemplated by this Agreement.

4.28 No Financing. Thermage has, and will have at the Closing, available cash resources in an amount sufficient to enable Thermage to consummate the First Merger in accordance with the terms of this Agreement.

ARTICLE V

CONDUCT OF BUSINESS

5.1 Affirmative Obligations. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1 of the Reliant Disclosure Schedule or the Thermage Disclosure Schedule, (iii) as required to consummate the Distribution and the execution of the License Agreement, or (iv) as approved in advance by the other party hereto in writing, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of Reliant and Thermage shall, and each of them shall cause its Subsidiaries to (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements, (ii) pay its debts and Taxes when due, in each case subject to good faith disputes over such debts or Taxes, (iii) pay or perform all material obligations when due, and (iv) use reasonable best efforts, consistent with past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings. In addition, Reliant will notify Thermage no less than five (5) Business Days in advance of applying for, abandoning or letting lapse any U.S. or foreign Patents.

5.2 Negative Obligations. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2 of the Reliant Disclosure Schedule or the Thermage Disclosure Schedule, as the case may be, (iii) as required to consummate the Distribution and the execution of the License Agreement, or (iv) with the prior written consent by the other party hereto, which shall not be unreasonably withheld, delayed or conditioned, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, neither Reliant nor Thermage shall, nor shall either of them cause or permit any of their respective Subsidiaries to, do any of the following:

(a) propose to adopt any amendments to or amend its certificate of incorporation or bylaws or comparable organizational documents;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, other equity-based (whether payable in cash, securities or other property or any combination of the foregoing) commitments, subscriptions, rights to purchase or otherwise) any of its securities or any securities of any of its Subsidiaries, except for (i) the issuance and sale of shares of common stock pursuant to stock options or restricted stock units outstanding prior to the date hereof, (ii) grants of purchase rights under an employee stock purchase or other similar plan, and (iii) grants to newly hired employees or refresh grants to current employees of restricted stock units covering or stock options to purchase common stock granted in the ordinary course of business consistent with past practice, in the case of stock options, with a per share exercise price that is no less than the then-current market price of a share of common stock, and with respect to either stock options or restricted stock units, not, in the case of grants by Thermage subject to any accelerated vesting or other provision that would be triggered solely as a result of the consummation of the transactions contemplated hereby.

(c) amend any of its securities or any securities of any of its Subsidiaries; provided, however, that nothing in this paragraph (c) shall prohibit Reliant or Thermage from dissolving and/or merging into any of its Subsidiaries certain other Subsidiaries that are not material to it and its Subsidiaries, taken as a whole;

(d) incur any indebtedness or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or create a Lien over any of its assets;

(e) declare, set aside or pay any dividend or other distribution of property in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution of property in respect of the shares of capital stock;

(f) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of it or any of its Subsidiaries (other than the transactions contemplated hereby); provided, however, that nothing in this paragraph (e) shall prohibit Reliant or Thermage from dissolving and/or merging into any of its Subsidiaries certain other Subsidiaries that are not material to it and its Subsidiaries, taken as a whole;

(g) forgive any loans to any of its employees, officers or directors or any employees, officers or directors of any of its Subsidiaries, or any of its Affiliates;

(h) increase the compensation payable or to become payable to its officers or employees, or grant any severance or termination pay to, or enter into any severance agreement with any director, officer or other employee, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such director, officer or employee, except the parties may make any amendments to existing employee benefit plans to the extent necessary to maintain their compliance with applicable Legal Requirements (including any amendments necessary or desirable to comply with Section 409A of the Code so as to avoid the imposition of additional Tax with respect thereto);

(i) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under any of its Employee Benefit Plans or any Employee Benefit Plans of any of its Subsidiaries, other than deposits and contributions that are required pursuant to the terms of any such Employee Benefit Plans or any Contracts subject to any such Employee Benefit Plans in effect as of the date hereof or as required by applicable Legal Requirements;

(j) enter into, amend, or extend any collective bargaining agreement;

(k) acquire, sell, lease, license or dispose of any material property or assets in any single transaction or series of related transactions, except for (i) transactions pursuant to existing Contracts, or (ii) transactions in the ordinary course of business consistent with past practice;

(l) except as may be required by applicable Legal Requirements or GAAP, make any change in any of the accounting principles or practices used by it;

(m) make or change any material Tax election, adopt or change any Tax accounting method, settle or compromise any material Tax liability, or consent to the extension or waiver of the limitations period applicable to a material Tax claim or assessment;

(n) enter into any Material Contract, other than for the sale of products in the ordinary course of business consistent with past practices;

(o) amend in any material respect any Reliant Material Contract or Thermage Material Contract, as the case may be, or grant any release or relinquishment of any material rights under any Reliant Material Contract or Thermage Material Contract, as the case may be;

(p) sell, assign, transfer, license or sublicense, pledge or otherwise encumber any Thermage Intellectual Property Right or Reliant Intellectual Property Right, as applicable (other than non-exclusive licenses in the ordinary course of business consistent with past practice); or

(q) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein;

(r) mortgage, pledge or subject to Lien, any of its assets or properties;

(s) authorize, incur or commit to incur any new capital expenditure(s) which in the aggregate exceed $100,000; provided, however, that the foregoing shall not limit any maintenance capital expenditures or capital expenditures required pursuant to existing Contracts;

(t) settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any Liability, other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings and Liabilities (i) reflected or reserved against in full in the Reliant Balance Sheet or the Thermage Balance Sheet, as the case may be;

(u) initiation of any material Legal Proceeding;

(v) except as required by applicable Legal Requirements or GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice; or

(w) enter into a Contract to do any of the foregoing or knowingly take any action which is reasonably expected to result in any of the conditions to the consummation of the transactions contemplated hereby not being satisfied, or knowingly take any action which would make any of its representations or warranties set forth in this Agreement untrue or incorrect in any material respect, or that would materially impair its ability to consummate the transactions contemplated by this Agreement in accordance with the terms hereof or materially delay such consummation.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation.

(a) Immediately following the execution and delivery of this Agreement, each of Reliant and Thermage, and each of their respective Subsidiaries, shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal relating to Reliant and Thermage, respectively.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, neither Reliant nor Thermage shall, nor shall any of its Subsidiaries, nor any directors or officers of it or its Subsidiaries, and it shall use its reasonable best efforts to cause any investment banker, attorney or other advisor or representative retained by it or its Subsidiaries to not (and shall not authorize or knowingly permit them to), directly or indirectly:

(i) solicit, initiate, knowingly encourage or facilitate, or induce the making, submission or announcement of, an Acquisition Proposal relating to Reliant or Thermage, respectively;

(ii) furnish to any Person (other than the other party hereto or any designees of such other party) any non-public information relating to it or any of its Subsidiaries, or afford access to its business, properties, assets, books or records or the business, properties, assets, books or records of any of its Subsidiaries (other than to the other party hereto or any designees of such other party) in a manner intended to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal relating to Reliant or Thermage, respectively, or take any other action intended to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal relating to Reliant or Thermage, respectively;

(iii) participate or engage in discussions or negotiations with any Person (other than the other party hereto) with respect to an Acquisition Proposal relating to Reliant or Thermage, respectively;

(iv) approve, endorse or recommend an Acquisition Proposal relating to Reliant or Thermage, respectively;

(v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to an Acquisition Transaction relating to Reliant or Thermage, respectively; or

(vi) terminate, amend or waive any rights under any “standstill” or other similar Contract between it or any of its Subsidiaries and any Person (other than the other party hereto);

provided, however, that notwithstanding the foregoing, at any time prior to the receipt of the Requisite Thermage Stockholder Approval, Thermage may directly or indirectly through advisors, agents or other intermediaries, subject to compliance with the provisions of this Section 6.1, (A) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, Acquisition Proposal for such party in writing that such party’s board of directors reasonably determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal, and/or (B) furnish to any Person that has made (and not withdrawn) a bona fide, Acquisition Proposal for such party in writing that such party’s board of directors reasonably determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal non-public information relating to such party or any of its Subsidiaries pursuant to a confidentiality agreement the terms of which are no less favorable to such party than those contained in the Confidentiality Agreement, provided that in the case of any action taken pursuant to the foregoing clauses (A) or (B), (1) the Thermage Board reasonably determines in good faith (after consultation with outside legal counsel) that that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under Delaware Law, (2) at least three (3) Business Days prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such Person, Thermage gives Reliant written notice of the identity of such Person and the material terms and conditions of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case Thermage shall give Reliant a copy of all written materials comprising or relating thereto) and of Thermage’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person, and (3) contemporaneously with furnishing any non-public information to such Person, Thermage furnishes such non-public information to Reliant (to the extent such information has not been previously furnished to Reliant).

(c) In addition to the obligations of Reliant and Thermage set forth in Section 6.1(a) and Section 6.1(b), each of Reliant and Thermage shall promptly, and in all cases within twenty four (24) hours of its receipt, advise the other party hereto orally and in writing of (i) any Acquisition Proposal it receives or (ii) any request for information it receives that would reasonably be expected to lead to an Acquisition Proposal or (iii) any inquiry it receives with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry (including copies of all written materials comprising or relating thereto), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

(d) Thermage shall keep Reliant reasonably informed on a current basis of the status of any discussions with respect to any Acquisition Proposal and the material terms and conditions (including all amendments or proposed amendments) of any Acquisition Proposal, request or inquiry it receives. In addition to the foregoing, each of Reliant and Thermage shall provide the other party hereto with at least three (3) Business Days written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal it has received.

6.2 Board Recommendations.

(a) Subject to the terms of Section 6.2(b), the Thermage Board shall recommend that the Thermage Stockholders approve the issuance of shares of Thermage Common Stock in the First Merger in accordance with the applicable rules of the Nasdaq (the “Thermage Board Recommendation”). Subject to the terms of Section 6.2(c), the Reliant Board shall recommend that the Reliant Stockholders adopt this Agreement and approve the principal terms of the First Merger (the “Reliant Board Recommendation”).

(b) Subject to the terms of this Section 6.2(b), neither the Thermage Board nor any committee thereof shall withhold, withdraw, amend, modify, qualify or condition in a manner adverse to Reliant, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Reliant, the Thermage Board Recommendation (a “Thermage Board Recommendation Change”); provided, however, that notwithstanding the foregoing, at any time prior to the receipt of the Requisite Thermage Stockholder Approval, the Thermage Board may effect a Thermage Board Recommendation Change, if and only if (A) Thermage has received an Acquisition Proposal relating to it that constitutes a Superior Proposal, (B) prior to effecting such Thermage Board Recommendation Change, Thermage shall have given Reliant at least five (5) Business Days notice thereof, which notice shall include the most current version of such definitive agreement and the identity of the Person making such Superior Proposal and the opportunity to meet to discuss in good faith a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (C) Reliant shall not have made, within five (5) Business Days after receipt of Thermage’s written notice of its intention to effect a Thermage Board Recommendation Change, a counter-offer or proposal that the Thermage Board reasonably determines in good faith, after consultation with its financial advisor and outside legal counsel, is at least as favorable to its stockholders as such Superior Proposal and (D) after such discussions, the Thermage Board reasonably determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Reliant pursuant to the immediately preceding clause) that the failure to effect such Thermage Board Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties under Delaware Law.

(c) Nothing in this Agreement shall prohibit the Thermage Board from (i) taking and disclosing to the Thermage Stockholders, respectively, a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, or (ii) disclosing information required by its fiduciary duties under applicable law.

(d) Nothing set forth in this Section 6.2 shall (i) permit either party hereto to terminate this Agreement, (ii) affect any other obligation of Thermage or Reliant under this Agreement, (iii) limit the obligation of Thermage to duly call, give notice of, convene and hold the Thermage Stockholder Meeting or limit the obligation of Reliant to either duly call, give notice of, convene and hold a stockholder meeting or solicit written consents to obtain the Requisite Reliant Stockholder Approval to adopt this Agreement and approve the principal terms of the First Merger (the “Reliant Stockholder Proposal”), (iv) relieve Thermage of its obligation to submit to a vote of its stockholders the Thermage Voting Proposal at the Thermage Stockholder Meeting or relieve Reliant of its obligation to submit to a vote of its stockholders the Reliant Stockholder Proposal or (v) permit Thermage to submit for a vote of its stockholders at or prior to the Thermage Stockholder Meeting any Acquisition Proposal other than the Thermage Voting Proposal or permit Reliant to submit for a vote of its stockholders any Acquisition Proposal other than the Reliant Stockholder Proposal.

6.3 Registration Statement; Proxy Statement/Prospectus/Information Statement; Regulation M-A

(a) As promptly as practicable after the execution and delivery of this Agreement, Thermage shall prepare and shall file with the SEC, a Registration Statement on Form S-4 in connection with the issuance of shares of Thermage Common Stock in the First Merger (as may be amended or supplemented from time to time, the “Registration Statement”). Thermage shall provide Reliant with a reasonable opportunity to review and comment thereon. The Registration Statement shall include (i) a prospectus for the issuance of shares of Thermage Common Stock in the First Merger, (ii) a proxy statement of Thermage for use in connection with the solicitation of proxies for the Thermage Voting Proposal to be considered at the Thermage Stockholder Meeting and (iii) an information statement of Reliant for use in connection with solicitation of written consents of the Reliant Stockholders and providing notice of action of its stockholders by written consent with respect to the Reliant Voting Proposal (as may be amended or supplemented from time to time, the “Proxy Statement/Prospectus/Information Statement”). Reliant shall use its reasonable best efforts to cause Cooley Godward Kronish LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and Thermage shall use its reasonable best efforts to cause Wilson Sonsini Goodrich & Rosati, Professional Corporation, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. Each of Thermage and Reliant shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of Reliant and Thermage shall, and shall cause its respective representatives to, fully cooperate with the other party hereto and its respective representatives in the preparation of the Registration Statement and the Proxy Statement/Prospectus/Information Statement, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement and the Proxy Statement/Prospectus/Information Statement, and any amendment or supplement thereto. As promptly as practicable after the Registration Statement is declared effective by the SEC, Thermage and Reliant shall cause the Proxy Statement/Prospectus/Information Statement to be mailed to their respective stockholders.

(b) The Registration Statement and the Proxy Statement/Prospectus/Information Statement shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Proxy Statement/Prospectus/Information Statement shall not, on the date the Proxy Statement/Prospectus/Information Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of each of the Thermage Stockholder Meeting, or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time (i) Reliant and Thermage shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Registration Statement, Proxy Statement/Prospectus/Information Statement or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Legal Requirements or the SEC, disseminated to the stockholders of Reliant and/or Thermage. Thermage shall notify Reliant as promptly as practicable after the receipt by it of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Registration Statement, the Proxy Statement/Prospectus/Information Statement or any Regulation M-A Filing, and shall promptly supply Reliant with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings.

(c) Thermage shall make any necessary filings with respect to the First Merger or the Second Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder. In addition, Thermage shall use reasonable best efforts to take all actions required under any applicable federal or state securities or “Blue Sky Laws” in connection with the issuance of shares of Thermage Common Stock in the First Merger.

(d) Thermage shall use commercially reasonable efforts to cause the shares of Thermage Common Stock to be issued in connection with the First Merger to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event, prior to the Closing Date.

6.4 Thermage Stockholder Meeting.

(i) Thermage acting through the Thermage Board, shall take all actions in accordance with applicable Legal Requirements, applicable rules of the Nasdaq, the Thermage Certificate of Incorporation and the Thermage Bylaws to duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, a meeting of its stockholders (the “Thermage Stockholder Meeting”) for the purpose of considering and voting upon the approval of the Thermage Voting Proposal. Subject to Section 6.2(b), Thermage shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the Thermage Voting Proposal, and to secure the Requisite Thermage Stockholder Approval. Thermage shall use its reasonable best efforts to ensure that all proxies solicited in connection with the Thermage Stockholder Meeting are solicited in compliance with the DGCL, the rules of the Nasdaq, the Thermage Certificate of Incorporation and the Thermage Bylaws and all other applicable Legal Requirements.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, Thermage, after consultation with Reliant, may (but shall not be required to) adjourn or postpone the Thermage Stockholder Meeting if (and solely to the extent necessary to ensure that) (i) any required supplement or amendment to the Registration Statement is provided to the Thermage Stockholders, or (ii) as of the time for which the Thermage Stockholder Meeting is originally scheduled (as set forth in the Registration Statement), there are insufficient shares of Thermage Common Stock represented (either in person or by proxy) at the Thermage Stockholder meeting to constitute a quorum necessary to conduct the business of the Thermage Stockholder Meeting.

(iii) Following the Thermage Stockholder Meeting and at or prior to the Closing, Thermage shall deliver to the corporate secretary of Reliant o a certificate setting forth the voting results from the Thermage Stockholder Meeting.

(iv) Thermage shall submit the Thermage Voting Proposal to the Thermage Stockholders at the Thermage Stockholders Meeting for the purpose of acting upon such proposal, in each case whether or not (i) the Thermage Board at any time subsequent to the date of this Agreement shall effect a Thermage Board Recommendation Change, or (ii) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to the Thermage.

6.5 Reliant Stockholder Approval. Immediately after the execution of this Agreement, Reliant shall obtain approval by written consent of the Reliant Stockholders in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of, (i) adopting this Agreement and approving the First Merger, and all other transactions contemplated hereby and appointing Steven Mendelow as Securityholder Representative, (ii) acknowledging that the approval given thereby is irrevocable and that such Reliant Stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that such Reliant Stockholder has received and read a copy of Section 262 of the DGCL, (iii) acknowledging that by its approval of the First Merger it is not entitled to appraisal rights with respect to its shares in connection with the First Merger and thereby waives any rights to receive payment of the fair value of its Reliant Capital Stock under the DGCL, and (iv) approving the amendment to the Reliant Certificate in the form attached as Exhibit I hereto (the “Certificate Amendment”). The votes required by Delaware Law and Reliant’s Charter Documents to approve items (i) and (iv) of the preceding sentence are referred to in this Agreement as the “Requisite Reliant Stockholder Approval.” Under no circumstances shall either party assert that any other approval or consent is necessary by the Reliant Stockholders to approve this First Merger or this Agreement.

6.6 Efforts to Complete First Merger; Regulatory Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Thermage, Merger Sub I (when formed), Merger Sub II and Reliant shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to:

(i) cause the conditions to the First Merger set forth in Article VII to be satisfied or fulfilled;

(ii) obtain all necessary or appropriate consents, waivers and approvals under any Contracts to which Reliant or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated by this Agreement;

(iii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Authorities, seek the expiration or termination of any applicable waiting periods under applicable Legal Requirements, and make all necessary registrations, declarations and filings with Governmental Authorities;

(iv) seek to have vacated or otherwise lifted or removed any Order that has been issued or granted which is in effect and has the effect of making any of the transactions contemplated by this Agreement illegal in any jurisdiction; and

(v) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) Each party hereto shall (i) promptly inform the other party hereto of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement; (ii) if practicable, permit the other party the opportunity to review in advance all the information relating to Thermage and its Subsidiaries or Reliant and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the First Merger and the other transactions contemplated by this Agreement and incorporate the other party’s reasonable comments; (iii) not participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation, or inquiry concerning this Agreement or the First Merger unless it consults with the other party in advance, and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend; and (iv) furnish the other party with copies of all correspondences, filings, and written communications between them and their Subsidiaries and representatives, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to this Agreement and the First Merger, except that any materials concerning valuation of the transaction or internal financial information may be redacted. If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Notwithstanding the foregoing, each of Thermage and Reliant may, as each deem advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.6(b) as “counsel only” and, in such event, such material and the information contained therein shall be disclosed only to the outside legal counsel of the recipient, their staff and consultants, pursuant to and consistent with a Joint Defense Agreement executed by the parties, and shall not be disclosed by such counsel to non-legal directors, officers, employees or other advisors or representatives of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall be deemed to require Thermage or Reliant or any Subsidiary thereof to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

6.7 Access; Notice and Consultation; Confidentiality.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, upon reasonable notice and subject to applicable Legal Requirement relating to the exchange of information, each of Thermage and Reliant shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party hereto, reasonable access, during normal business hours, to all of its personnel, properties, facilities, contracts, books, records and other information concerning its business, properties and personnel as the other may reasonably request.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Thermage and Reliant shall, and shall cause its Subsidiaries to, make available to the other party hereto a copy of each report, schedule, proxy or information statement, registration statement and other document to be filed by it during such period pursuant to the requirements of federal securities laws or federal or state laws a reasonable period of time prior to the filing of such reports, schedules, proxy or information statements, registration statements and other documents.

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Thermage and Reliant shall give prompt notice to the other party hereto upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

(d) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Thermage and Reliant shall give prompt notice to the other party hereto of (i) any notice or other communication received by it from any Governmental Authority in connection with the transactions contemplated by this Agreement, (ii) any notice or other communication received by it from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default under any Reliant Material Contract or Thermage Material Contract, as the case may be, to which such party or any of its Subsidiaries is a party or (iii) any notice or other communication received by such party or any of its Subsidiaries from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement.

(e) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective

Time each of Thermage and Reliant shall promptly advise the other party hereto orally and in writing of any litigation commenced after the date hereof against such party or any of its directors by any of its current or former stockholders (on their own behalf or on behalf of the company) relating to this Agreement or the transactions contemplated hereby and shall keep the other party hereto reasonably informed regarding any such litigation. Each of Thermage and Reliant shall give the other party hereto the opportunity to consult with such party regarding the defense or settlement of any such stockholder litigation and shall consider the other party’s views with respect to such stockholder litigation.

(f) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Thermage and Reliant shall cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party hereto and report the general status of the ongoing operations of such party and its Subsidiaries. Each of Thermage and Reliant shall promptly notify the other party hereto of any material change in the normal course of business or in the operation of the properties of such party or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving such party or any of its Subsidiaries, and will keep the other party hereto fully informed of such events.

(g) Notwithstanding anything to the contrary set forth herein, neither Thermage nor Reliant nor any of their respective Subsidiaries shall be required to provide access to, or to disclose information, where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Legal Requirement, fiduciary duty or Contract entered into prior to the date of this Agreement. The parties shall use their reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply. Notwithstanding anything to the contrary set forth herein, no information obtained pursuant to the access granted or notification provided pursuant to this Section 6.7 shall be deemed to (i) amend or otherwise modify in any respect any representation or warranty of the party providing such access or notice, (ii) impair or otherwise prejudice in any manner rights of the party receiving such access or notice to rely upon the conditions to the obligations of such party to consummate the transactions contemplated by this Agreement, or (iii) impair or otherwise limit the remedies available to the party receiving such access or notice.

(h) All information acquired pursuant to the access granted or notice provided pursuant to this Section 6.7 shall be subject to the provisions of the Mutual Nondisclosure Agreement, dated July 20, 2007, between Thermage and Reliant (the “Confidentiality Agreement”), which shall continue in full force and effect from and after the execution and delivery of this Agreement in accordance with its terms.

6.8 Public Announcements. Each of Thermage and Reliant shall consult with the other party hereto before issuing any press release or making any public announcement or statement with respect to this Agreement or the transactions contemplated hereby, and shall not issue any such press release or make any such public announcement or statement without the prior written consent of the other party hereto, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that a party may, without the prior consent of the other party hereto, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement or the rules and regulations of the Nasdaq if it first notifies and consults with the other party hereto prior to issuing any such press release or making any such public announcement or statement; and provided further, however, that no such prior notice or consultation shall be required in connection with any disclosure or other action expressly permitted pursuant to Section 6.2(b).

6.9 Reliant Stock Options and Warrants. Prior to the Effective Time, Reliant shall use its commercially reasonable efforts to allow for the treatment of Reliant Stock Options, Reliant RSUs and Reliant Warrants in connection with the First Merger as provided in Section 2.7, including (i) obtaining any consents from, and delivering any notices to, holders of Reliant Stock Options or Reliant Warrants and (ii) amending the terms of its equity incentive plans or arrangements, to give effect to the provisions of Section 2.7.

6.10 Financials.

(a) Within thirty (30) days following the last day of each fiscal quarter ending after March 31, 2008, Reliant shall deliver, or cause to be delivered, to Thermage the unaudited balance sheet as of the last day of such fiscal quarter, and the related unaudited statement of income, cash flow and stockholders’ equity for the three (3) month period then ended.

(b) Promptly following completion of the audit of the Financials for the Reliant’s 2007 fiscal year (the “2007 Audit”), Reliant shall deliver to Thermage the audited consolidated balance sheets as of December 31, 2007 and the related consolidated statements of income, cash flow and stockholders’ equity for the twelve (12) month period then ended. Reliant will use its commercially reasonable efforts to complete the 2007 Audit as soon as practicable.

(c) Reliant shall use commercially reasonable efforts to assist Thermage in the preparation of pro forma financial statements meeting the requirements of Article 11 of SEC Regulation S-X required or advisable to be included by Thermage (i) any current report on Current Report on Form 8-K, (ii) any other annual, quarterly or other report, registration statement, and definitive proxy statement required to be filed by Thermage with the SEC, or (iii) the Registration Statement.

6.11 Reliant 401(k) Plans.

(a) Prior to Closing, Thermage and Reliant shall cooperate in good faith with respect to the appropriate treatment following the Closing of any plans of Reliant and its ERISA Affiliates intended to include Code Section 401(k) arrangements (the “Reliant 401(k) Plans”) in order to effectuate orderly transition in respect of such plans and minimize any adverse effect on participating employees with respect to any such transition.

(b) If, as a result of the determination arrived at by Thermage in accordance with Section 6.11(a), Thermage provides written notice to Reliant requesting termination of one or more Reliant 401(k) Plans prior to Closing, then, effective as of the day immediately preceding the Closing Date, the Reliant Board shall adopt a resolution effective immediately prior to Closing, which resolution shall terminate any such Reliant 401(k) Plan. Reliant shall provide Thermage with evidence that such Reliant 401(k) Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Reliant Board (any Reliant 401(k) Plans so terminated, “Reliant Terminating Plans”). As soon as administratively practicable following the Effective Time, all participants in the Reliant Terminating Plans shall become participants in the comparable 401(k) arrangements of Thermage and Thermage shall establish or designate a comparable 401(k) Plan arrangement of Thermage to receive any rollover distributions from such Reliant Terminating Plans, including rollover of any outstanding loans held by participants of such plans.

6.12 Reliant Employee Benefits.

(a) Except as may be required by collective bargaining agreements or agreements with labor unions, trade unions, labor organizations or works councils or Legal Requirements, Thermage shall, or shall cause the Surviving Company to, provide each employee of Reliant or its Subsidiaries as of the Effective Time (the “Reliant Employees”) compensation (in the aggregate), and health, welfare and pension benefits (but not including equity awards) that are substantially similar, in the aggregate, to those provided to similarly situated employees of Thermage and its Subsidiaries.

(b) From and after the Effective Time, and to the extent permitted by applicable Legal Requirements, Thermage shall, or shall cause the Surviving Company to, recognize the prior service with Reliant or its Subsidiaries of each employee of Reliant and its Subsidiaries who are employed by Thermage or one of its Subsidiaries following the Effective Time (“Continuing Employees”) in connection with all employee benefit plans, programs or policies (including vacation and severance, but excluding the sabbatical program) of Thermage or its Subsidiaries in which Continuing Employees are eligible to participate following the Effective

Time for purposes of eligibility and vesting and determination of level of benefits (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). From and after the Effective Time, Thermage shall, or shall cause the Surviving Company to, cause any pre-existing conditions or limitations and eligibility waiting periods (to the extent that such waiting periods would be inapplicable, taking into account service with Reliant) under any group health plans of Thermage or its Subsidiaries to be waived with respect to Continuing Employees and their eligible dependents.

(c) The provisions of this Section 6.12(a) and (b) are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, and nothing herein shall be deemed to amend any Employee Benefit Plan to reflect the terms of this Section 6.12(a) and (b).

6.13 Directors’ and Officers’ Indemnification and Insurance.

(a) After the Effective Time, Thermage shall, and shall cause the Surviving Company to, indemnify and hold harmless the individuals who on or prior to the Effective Time were officers, directors and employees of Reliant or its Subsidiaries or were serving at the request of Reliant as an officer, director or employee of any other corporation, partnership or joint venture, trust, employee benefit plan or other enterprise with respect to all acts or omission by them in their capacities as such or taken at the request of Reliant or any of its Subsidiaries at any time prior to the Effective Time to the extent currently provided in the Reliant Charter Documents (including with respect to advancement of expenses).

(b) Thermage shall, and shall cause the Surviving Company to honor and fulfill in all respects the obligations of Reliant and its Subsidiaries under any and all indemnification agreements currently in effect between Reliant or any of its Subsidiaries and any of its current or former directors and officers (the “Reliant Indemnified Parties”).

(c) For a period of six (6) years following the Effective Time, Thermage and the Surviving Company shall cause to be maintained in effect the existing policy of Reliant’s directors’ and officers’ liability insurance (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby to the extent that such acts or omissions are covered by the D&O Policy) and covering each Reliant Indemnified Party who is covered as of the Effective Time by the D&O Policy on terms with respect to coverage and amounts that are no less favorable in the aggregate than those terms in effect on the date hereof; provided, however, that in no event shall Thermage or the Surviving Company be required to expend an amount in excess of 300% of the current annual premium for such insurance for the entire six (6) year period (such amount, the “Maximum Aggregate Premium”); and provided further, however, that if the aggregate premium of such insurance coverage exceeds such amount, Thermage and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Aggregate Premium. Prior to the Effective Time, notwithstanding anything to the contrary in this Agreement, in lieu of its obligations under the first sentence of this Section 6.13(c), prior to the Effective Time, Thermage may purchase a six-year “tail” prepaid policy on the D&O Policy on terms and conditions no less advantageous than the D&O Policy and subject to Reliant’s reasonable approval, and in the event that Thermage shall purchase such a “tail” policy prior to the Effective Time, Thermage and the Surviving Company shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Thermage and the Surviving Company under the first sentence of this Section 6.13(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d) The obligations under this Section 6.13 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 6.13(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 6.13(c) (and their heirs and representatives). Each of the

Indemnified Parties or other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 6.13(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.13, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 6.13(c) (and their heirs and representatives)) under this Section 6.13 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by Reliant or any of its Subsidiaries, or applicable Legal Requirement (whether at law or in equity).

(e) In the event that Thermage, the Surviving Company or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least fifty percent (50%) of its properties and assets to any other person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.13.

6.14 Takeover Statutes. If any Takeover Statute is or may become applicable to the First Merger or any of the other transactions contemplated by this Agreement, Reliant and the Reliant Board shall promptly grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or the transactions contemplated hereby, as the case may be, and otherwise take such lawful actions to eliminate or minimize the effects of such statute, and any regulations promulgated thereunder, on such transactions.

6.15 Lock-Up Agreements. Concurrently with execution of this Agreement, each the executive officers and directors and Reliant Board observers (and their respective Affiliates) shall have executed and delivered to Thermage a Lock-Up Agreement in the form attached hereto as Exhibit D.

6.16 Spinco Contributions. Except to the extent reflected in the License Agreement, neither the Company nor any Subsidiary of Reliant shall make any equity contribution, or otherwise transfer any cash or property, to, or assume any liability on behalf of, Spinco. As of the time of the Distribution, Spinco will have no assets, Liabilities or operations except as contemplated hereby.

6.17 Distribution of Spinco Capital Stock. Reliant shall consummate the Distribution in accordance with Section 2.14 hereof and will inform Thermage promptly, and in no event later than one business day after, material developments relating thereto. Thermage will cooperate with Reliant in its efforts to consummate the Distribution including by (i) providing assistance with respect to any proxy or information statement required in connection with the Distribution and (ii) cooperating in the filing of any tax election or Tax Returns required or deemed advisable by Reliant and after consummation of the Distribution, Spinco in connection with the Distribution.

6.18 Tax Matters.

(a) None of Thermage, Merger Sub I (when formed), Merger Sub II or Reliant shall, and they shall not permit any of their respective Subsidiaries to, (i) take any action prior to or following the Effective Time if such action or (ii) fail to take any action prior to the Effective Time if such failure to act, would reasonably be expected to cause the Integrated Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) Each of Thermage and Reliant shall use its reasonable best efforts to obtain the Tax opinions described in Section 7.1(g) (collectively, the “Tax Opinions”). Officers of Thermage, Merger Sub I, Merger Sub II and Reliant shall execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Thermage, and Cooley Godward Kronish LLP, counsel to Reliant, certificates containing customary representations at such time or times as may be reasonably requested by such law firms, including the effective date of the Registration and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Integrated Merger.

6.19 Spreadsheet. Reliant shall deliver a spreadsheet in substantially the form attached hereto as Schedule 6.18 (as the same may be updated as described below, the “Spreadsheet”), which spreadsheet shall be certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of Reliant as of the Closing and which shall separately list, as of the Closing, (i) all Reliant Stockholders and their respective addresses of record, the number of shares of Reliant Capital Stock held by such persons (including the respective certificate numbers), the date of acquisition of such shares, whether such shares of Reliant Capital Stock are Reliant Restricted Shares and, to the extent such shares are Reliant Restricted Shares, the applicable vesting schedule, the number of shares of Thermage Common Stock to be issued to each Reliant Stockholder and the amount of the Cash Consideration payable to such Reliant Stockholder, such Reliant Stockholder’s Pro Rata Portion, the amount of Escrow Cash that shall be contributed to the Indemnification Escrow Fund on behalf of such Reliant Stockholder and such other information relevant thereto or which the Exchange Agent may reasonably request, (ii) all holders of Reliant Stock Options and their respective addresses, the number of shares of Reliant Capital Stock underlying each such Reliant Stock Option, the exercise price of such Reliant Stock Options and the amount of the Option Proceeds payable to such Reliant Optionholder, such Reliant Optionholder’s Pro Rata Portion and the amount of Escrow Cash that shall be contributed to the Indemnification Escrow Fund on behalf of such Reliant Optionholder and such other information relevant thereto or which Thermage may reasonably request, (iii) all holders of Reliant RSUs and their respective addresses, the number of shares of Reliant Common Stock issuable upon vesting of such Reliant RSU and the amount of the RSU Proceeds payable to such holder of Reliant RSUs, such holder of Reliant RSUs’ Pro Rata Portion and the amount of Escrow Cash that shall be contributed to the Indemnification Escrow Fund on behalf of such holder of Reliant RSUs and such other information relevant thereto or which Thermage may reasonably request, (iii) all holders of Reliant Warrants and their respective addresses, whether such Reliant Warrant is an Assumed Warrant, the class or series of Reliant Capital Stock issuable upon exercise of the Reliant Warrant, the number of shares of Reliant Capital Stock underlying each such Reliant Warrant, the exercise price of such Reliant Warrant, the number of shares of Thermage Common Stock to be issued to each Reliant Warrantholder, the amount of the Cash Consideration payable to such Reliant Warrantholder, such Reliant Warrantholder’s Pro Rata Portion, the amount of Escrow Cash that shall be contributed to the Indemnification Escrow Fund on behalf of such Reliant Warrantholder and such other information relevant thereto or which the Exchange Agent may reasonably request, Reliant shall deliver the Spreadsheet three (3) Business Days prior to the Closing Date. The certification of the completeness and correctness of the Spreadsheet as of the Closing will be based on the assumption that there are no changes in the information required to be set forth therein between the date of delivery and the Closing. Reliant will use commercially reasonable efforts to avoid the occurrence of any such changes and will deliver an updated Spreadsheet, similarly certified, promptly after the occurrence of any such changes; provided, however, that no updates may be made to the Spreadsheet after the Effective Time.

6.20 FIRPTA Certificate. On or prior to the Closing Date, Reliant shall deliver to Thermage a properly executed statement in a form reasonably acceptable to Thermage for purposes of satisfying Thermage’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

6.21 Merger Sub I and Merger Sub II.

(a) Thermage shall take all action necessary to form Merger Sub I under Delaware law as soon as reasonably practicable after the date hereof. The exclusive purpose for Merger Sub I shall be to participate in the First Merger. As soon as practicable after Merger Sub I is formed, Merger Sub I shall become a party to this Agreement. All of the interests of Merger Sub I shall at all times from its formation until the Effective Time be owned by Thermage. Merger Sub I shall have no assets or operations at any time prior to the Effective Time.

(b) Thermage shall take all action necessary to cause Merger Sub I, Merger Sub II, the First Step Surviving Company and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

6.22 Thermage Board. The Thermage Board shall take all action necessary such that, effective as of the Effective Time, the Thermage Board shall consist of nine (9) directors, six (6) of whom shall be designated by the Thermage Board and three (3) of whom shall be designated by the Reliant Board (the “Reliant Designees”). One (1) of the Reliant Designees will be appointed to the class of directors with a term expiring in 2009 and two (2) of the Reliant Designees will be appointed to the class of directors with a term expiring in 2011.

6.23 Letter Agreement. Thermage will comply with the terms of that certain letter agreement, dated as of the date hereof between Thermage and Reliant.

ARTICLE VII

CONDITIONS TO THE FIRST MERGER

7.1 Conditions to Obligation of Each Party to Effect the First Merger. The respective obligations of Thermage, Merger Sub I and Reliant to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (where permissible under applicable Legal Requirements), at or prior to the Effective Time, of each of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Registration Statement or the Information Statement shall have been initiated or threatened in writing by the SEC.

(b) Requisite Stockholder Approval. The Requisite Reliant Stockholder Approval and the Requisite Thermage Stockholder Approval shall have been obtained.

(c) Antitrust Approvals. (i) All waiting periods (and all extensions thereof) applicable to the transactions contemplated by this Agreement under any antitrust or competition Legal Requirement of any jurisdiction in which Thermage or Reliant have substantial business or operations, or in which Thermage and Reliant mutually agree to make a filing under applicable antitrust or competition Legal Requirement, shall have terminated or expired, (ii) all clearances, consents, approvals, authorizations and Orders applicable to the transactions contemplated hereby which are required under any antitrust or competition Legal Requirement of any jurisdiction in which Thermage or Reliant have substantial business or operations, or in which Thermage and Reliant mutually agree to make a filing under applicable antitrust or competition Legal Requirements, shall have been received, and (iii) all Governmental Authorities that have the authority to enforce any such antitrust or competition Legal Requirements shall have approved, cleared or decided neither to initiate proceedings or otherwise intervene in respect of the transactions contemplated hereby.

(d) No Prohibitive Legal Requirements. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the First Merger any Legal Requirement that is in effect and has the effect of making the First Merger illegal in any jurisdiction in which Thermage or Reliant have substantial business or operations or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the First Merger in any jurisdiction in which Thermage or Reliant have substantial business or operations.

(e) No Prohibitive Orders. No Governmental Authority of competent jurisdiction shall have issued or granted any Order (whether temporary, preliminary or permanent) that has the effect of making the First Merger illegal in any jurisdiction in which Thermage or Reliant have substantial business or operations or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the First Merger.

(f) Nasdaq Listing. The shares of Thermage Common Stock issuable in the First Merger and the shares of Thermage Common Stock issuable in respect of all Assumed Warrants, shall have been authorized for listing on the Nasdaq upon official notice of issuance.

(g) Tax Opinions. Thermage shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Reliant shall have received an opinion of Cooley Godward Kronish LLP, each dated as of the Effective Time and each to the effect that the Integrated Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, provided, however, that this condition shall nonetheless be deemed to be satisfied with respect to both Thermage and Reliant if either Wilson Sonsini Goodrich & Rosati, Professional Corporation or Cooley Godward Kronish LLP renders such opinion. The issuance of such opinions shall be conditioned upon the receipt by such counsel of customary representation letters from each of Thermage, Merger Sub I, Merger Sub II and Reliant, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

(h) Distribution of Spinco Capital Stock. The Company shall have effected the Distribution in accordance with the Certificate Amendment.

(i) Second Merger. Any requirements, conditions, qualifications, consents or the like required for the Second Merger to occur have been satisfied and the parties are able to consummate the Second Merger immediately following the First Merger.

7.2 Additional Conditions to Obligations of Thermage and Merger Sub I. The obligations of Thermage and Merger Sub I to consummate the transactions contemplated by this Agreement are also subject to the satisfaction or waiver, on or prior to the Effective Time, of each the following additional conditions (each of which conditions may be waived solely by Thermage and Merger Sub I (when formed) in their sole discretion):

(a) Representations and Warranties. The representations and warranties of Reliant set forth in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in the case of the foregoing clauses (i) and (ii), (A) for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Reliant Material Adverse Effect and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Reliant Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of Reliant set forth in the Agreement for purposes of this Section 7.2(a), (1) all “Reliant Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties, (y) the representation and warranty set forth in clause (i) of Section 3.10 shall not be disregarded pursuant to the terms of this proviso, (2) any update of or modification to the Reliant Disclosure Schedule made or purported to have been made after the date hereof shall be disregarded, and (3) the representations and warranties set forth in Section 3.4(a) and Section 3.5 shall be true in all material respects as of the date specified in such representation and warranty. Thermage shall have received a certificate signed for and on behalf of Reliant by an authorized executive officer of Reliant to the effect of the foregoing sentence.

(b) Agreements and Covenants. Reliant shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the

Closing Date; and Thermage and Merger Sub I shall have received a certificate signed by the chief executive officer and the chief financial officer of Reliant to such effect.

(c) No Reliant Material Adverse Effect. Since the Reliant Balance Sheet Date, there shall not have occurred any Reliant Material Adverse Effect that is continuing.

(d) Spreadsheet. Reliant shall have delivered three (3) Business Days prior to the Closing Date to Thermage and the Exchange Agent the Spreadsheet, which shall have been certified as true and correct by the Chief Executive Officer and the Chief Financial Officer of Reliant.

7.3 Additional Conditions to Obligation of Reliant. The obligation of Reliant to consummate the transactions contemplated by this Agreement is also subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following additional conditions (each of which conditions may be waived solely by Reliant in its sole discretion):

(a) Representations and Warranties. The representations and warranties of Thermage set forth in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in the case of the foregoing clauses (i) and (ii), (A) for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Thermage Material Adverse Effect and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Thermage Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of Reliant set forth in the Agreement for purposes of this Section 7.3(a), (1) all “Thermage Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties, (y) the representation and warranty set forth in clause (i) of Section 4.10 shall not be disregarded pursuant to the terms of this proviso, (2) any update of or modification to the Thermage Disclosure Schedule made or purported to have been made after the date hereof shall be disregarded, and (3) the representations and warranties set forth in Section 4.4(a) and Section 3.5 shall be true in all material respects as of the date specified in such representation and warranty. Reliant shall have received a certificate signed for and on behalf of Thermage by an authorized executive officer of Thermage to the effect of the foregoing sentence.

(b) Agreements and Covenants. Thermage, Merger Sub I and Merger Sub II shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date; and Reliant shall have received a certificate signed by the chief executive officer and the chief financial officer of Thermage to such effect.

(c) No Thermage Material Adverse Effect. Since the date of the Thermage Balance Sheet, there shall not have occurred any Thermage Material Adverse Effect that is continuing.

ARTICLE VIII

INDEMNIFICATION

8.1 Survival of Representations, Warranties and Covenants. The representations and warranties of Reliant contained in this Agreement, in the certificates delivered pursuant to Section 7.2(a) and Section 7.2(b) and in the Spreadsheet, shall survive until 5:00 p.m. Pacific Time on the date that is twelve (12) months following the

Closing Date (the “Expiration Time”). The representations and warranties of Thermage contained in this Agreement and in the certificates delivered pursuant to Section 7.3(a) and Section 7.3(b) shall terminate at the Closing.

8.2 Indemnification. Following the Closing, subject to the terms, conditions and limitations set forth in this Agreement, the Reliant Stockholders, the Reliant Warrantholders who hold In-the-Money Warrants, the Reliant Optionholders who hold In-the-Money Options and the holders of Reliant RSUs (collectively, the “Indemnifying Parties”) shall severally and not jointly indemnify and hold Thermage and its officers, directors and affiliates, including the Surviving Company (collectively, the “Indemnified Parties”), harmless against any and all losses, costs, damages, liabilities and expenses, including reasonable attorneys’ fees, and expenses of investigation and defense (hereinafter individually a “Loss” and collectively “Losses”) incurred or sustained by the Indemnified Parties, or any of them, directly or indirectly, as a result of (i) any failure of any representation or warranty of the Reliant set forth in Article III of this Agreement (as qualified by the Reliant Disclosure Schedule) to be true and correct or in the certificate delivered by Reliant pursuant to Section 7.2(a) of this Agreement to be true and correct as of the date hereof or thereof, (ii) any failure by Reliant to perform or comply with any covenant applicable to any of them contained in this Agreement, any Related Agreements or the certificate delivered pursuant to Section 7.2(b) of this Agreement; (iii) any failure of the Spreadsheet to be true and correct in all respects, provided, however, that, any claims related to the matters set forth in Section 3.4 shall be made under Section 8.2(i) only, (iv) any Dissenting Share Payments, (v) any portion of the Net Working Capital Adjustment not deducted from the Total Consideration, (vi) any portion of the Net Debt Adjustment not deducted from the Total Consideration, (vii) the Distribution. (viii) any payment or consideration arising under any consents, notices, waivers, terminations, modifications or approvals of any party under any agreement as are required in connection with the Integrated Merger or for any such agreement to remain in full force or effect following the Effective Time to the extent such amounts do not reduce the Closing Working Capital Amount, and (ix) any of the matters set forth on Schedule 8.2(a), provided, that, only 50% of such Losses incurred or sustained by the Indemnified Parties, or any of them, directly or indirectly, shall be indemnifiable Losses. Notwithstanding the foregoing, Losses incurred or sustained by the Indemnified Parties, or any of them directly or indirectly as a result of the matters set forth on Schedule 8.2(b) shall not be indemnifiable Losses. The Indemnifying Parties shall not have any right of contribution from, and may not seek indemnification or advancement of expenses from, the Reliant, Thermage, the Surviving Company or the Surviving Company with respect to any Loss claimed by an Indemnified Party.

8.3 Limitations on Indemnification.

(a) Following the Closing, the indemnification provisions set forth in Section 8.2 shall be the sole and exclusive remedy under this Agreement for the matters set forth therein.

(b) The Escrow Cash shall be held as the Indemnified Parties’ security for the Indemnifying Parties’ indemnification obligations under Section 8.2. The Escrow Cash shall be the Indemnified Parties’ sole and exclusive security for indemnification claims under Section 8.2 and recovery against the Escrow Cash shall be the Indemnified Parties’ sole and exclusive remedy under this Agreement for indemnification claims under Section 8.2.

(c) The Indemnified Parties may not recover pursuant to the indemnity set forth in Section 8.2(i) unless and until one or more Officer’s Certificates identifying Losses in excess of Three Hundred Fifty Thousand Dollars ($350,000) in the aggregate (the “Threshold Amount”) has or have been delivered to the Escrow Agent and the Securityholder Representative in accordance with this Agreement, in which case Thermage shall be entitled to recover pursuant to the indemnity set forth in Section 8.2(i) only such Losses that exceed the Threshold Amount. Notwithstanding the foregoing, Thermage shall be entitled to recover for, and the Threshold Amount shall not apply as a threshold to, any and all claims or payments made with respect to (i) Losses resulting from a breach of Section 3.1 or Section 3.24, (ii) Losses pursuant to Section 8.2(ii)-(ix), (iii) any Losses resulting from the failure of the Indemnifying Parties to pay Agent Interpleader Expenses or Agent

Indemnification Expenses pursuant to clauses (vi) and (vii) of Section 8.4(h) hereof, and (iv) any Losses resulting from any fraud or any willful misrepresentation.

(d) It is understood that nothing in this Agreement shall eliminate the ability of any party hereto to apply for equitable remedies to enforce the other parties’ obligations under this Agreement.

(e) Notwithstanding anything to the contrary in this Agreement, the parties hereto agree and acknowledge that any Indemnified Party may bring a claim for indemnification for any Loss under this Article VIII notwithstanding the fact that any Indemnified Party had knowledge of the breach, event or circumstance giving rise to such Loss prior to the Closing (other than knowledge arising directly out of the disclosure set forth in the Reliant Disclosure Schedule).

(f) The representations and warranties of Reliant set forth in Article III hereof constitute the sole and exclusive representations and warranties to Thermage, Merger Sub I and Merger Sub II in connection with the Transactions, and each of Thermage, Merger Sub I and Merger Sub II understands, acknowledges and agrees that all other representations and warranties of any kind or nature, express or implied (including any representations or warranties relating to the future or historical financial condition, results of operations, assets or liabilities of Reliant or the quality, quantity, or condition of the assets of Reliant are specifically disclaimed by Reliant.

(g) Reliant does not make or provide, and each of Thermage, Merger Sub I and Merger Sub II hereby waives any right it may otherwise have with respect to, any representation or warranty, express or implied, as to the quality, merchantability, fitness for a particular purpose, conformity to samples, or condition of Reliant’s assets.

(h) Nothing in this Agreement shall limit the liability of Reliant, Thermage or the Indemnifying Parties for any material and willful breach or inaccuracy of any representation, warranty or covenant contained in this Agreement or any Ancillary Agreement if the Closing does not occur.

8.4 Escrow Arrangements.

(a) Escrow Funds.

(i) Indemnification Escrow Fund. By virtue of this Agreement and as security for the indemnity obligations provided for in Section 8.2 hereof, at the Closing, each of the Indemnifying Parties will be deemed to have received and deposited with the Escrow Agent such Indemnifying Party’s Pro Rata Portion of the Escrow Cash without any act of the Indemnifying Parties. The Escrow Amount shall be available to compensate the Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under this Article VIII. The Escrow Agent may execute this Agreement following the date hereof and prior to the Closing, and such later execution, if so executed after the date hereof, shall not affect the binding nature of this Agreement as of the date hereof between the other signatories hereto. Promptly after the Closing, the Escrow Amount, without any act of the Indemnifying parties, will be deposited with the Escrow Agent, such deposit of the Indemnification Escrow Amount to constitute an escrow fund (the “Indemnification Escrow Fund”) to be governed by the terms set forth herein.

(b) Escrow Period; Distribution upon Termination of Escrow Period.

(i) Subject to the following requirements, the Indemnification Escrow Fund shall be in existence immediately following the Closing and shall terminate at 5:00 p.m., Pacific time, at the Expiration Time (the “Indemnification Escrow Period”); provided, however, that the Indemnification Escrow Period shall not terminate with respect to any amount which is reasonably necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate delivered to the Escrow Agent and the Securityholder Representative prior to the Indemnification Escrow Period termination date with respect to facts and circumstances existing prior to the Expiration Time.

(ii) Within two (2) Business Days following the Expiration Time, the Escrow Agent shall deliver to each Indemnifying Party, with respect to the Indemnification Escrow Fund, such Indemnifying Party’s pro rata interest in the Escrow Cash then remaining in the Indemnification Escrow Fund that is not required to satisfy any then pending claims against the Indemnification Escrow Fund. Notwithstanding anything to the contrary in this Section 8.4(c) (i) the Escrow Agent shall not deliver any portion of the Escrow Funds to any Reliant Warrantholder in respect of the Assumed Warrants that have not been previously exercised for Thermage Common Stock, (ii) any portion of the Escrow Funds otherwise deliverable with respect thereto shall be delivered instead to Thermage and (iii) the cash so delivered to Thermage shall become issuable to the applicable holder of such Assumed Warrants only upon the exercise of such Assumed Warrants in accordance with the terms and conditions of such Assumed Warrants.

(c) Protection of Escrow Funds.

(i) The Escrow Agent shall hold and safeguard the Escrow Funds during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and not as the property of Thermage and shall hold and dispose of the Escrow Funds only in accordance with the terms of this Article VIII.

(ii) The Escrow Amount shall be invested in the Escrow Agent’s fund set forth on Schedule 8.2(c)(ii) hereto or such other fund agreed to in writing by the Thermage and Reliant.

(iii) Any interest earned on the cash portion of the Escrow Funds shall be added to the respective Escrow Fund and become a part thereof. The parties hereto agree that, for tax reporting purposes, Thermage shall be the owner of the Escrow Fund until all amounts are distributed in accordance with this Agreement. All interest on or other taxable income, if any, earned from the investment of the Escrow Funds shall be treated for tax purposes as earned by Thermage, and Thermage shall be responsible for any Taxes due with respect to such interest.

(d) Claims for Indemnification.

(i) Claims for indemnification related to the Closing Working Capital Amount or the Closing Net Indebtedness, shall be subject to Section 2.9.

(ii) An Indemnified Party may seek recovery of Losses pursuant to this Article VIII by delivering to the Securityholder Representative, with a copy simultaneously provided to the Escrow Agent, an Officer’s Certificate in respect of such claim. For the purposes hereof, “Officer’s Certificate” shall mean a certificate signed by any officer of Thermage: (A) stating that an Indemnified Party has paid, sustained, incurred, or properly accrued, or reasonably anticipates that it will have to pay, sustain, incur, or accrue Losses, and (B) specifying in reasonable detail, to the extent available, the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, incurred, or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related. Upon distribution of cash from the Escrow Fund, a portion of any cash distributed to the Reliant Stockholders shall be treated as interest under the imputed interest rules of the Code.

(e) Objections to Claims against the Indemnification Escrow Fund.

(i) Objections to claims related to the Closing Working Capital Amount or the Closing Net Indebtedness shall be subject to Section 2.9.

(ii) For a period of thirty (30) days after delivery of an Officer’s Certificate to the Escrow Agent by an Indemnified Party, the Escrow Agent shall make no delivery to Thermage of any Indemnification Escrow Amount (other than Agreed-Upon Losses as described below) hereof unless the Escrow Agent shall have received written authorization from the Securityholder Representative to make such delivery. After the expiration of such thirty (30) day period, subject to the limitations set forth in Section 8.3, the Escrow Agent shall make delivery of such amount from the Indemnification Escrow Fund equal to the amount of Losses claimed in the

Officer’s Certificate, provided that no such payment or delivery may be made if the Securityholder Representative, shall object in a written statement to the claim made in the Officer’s Certificate (an “Objection Notice”), and such Objection Notice shall have been delivered to the Escrow Agent prior to the expiration of such 30-day period. Notwithstanding the foregoing, the Securityholder Representative hereby waives the right to object to any claims against the Indemnification Escrow Fund in respect of any Agreed-Upon Loss (as defined in Section 8.4(f)(v) hereof). The Securityholder Representative hereby authorizes the Escrow Agent to deliver such amount from the Indemnification Escrow Fund equal to the amount of Losses claimed in any Officer’s Certificate in respect of any Agreed-Upon Loss upon receipt of such Officer’s Certificate without regard to the 30-day period set forth in this Section 8.4(e).

(f) Resolution of Conflicts; Arbitration.

(i) In case the Securityholder Representative delivers an Objection Notice in accordance with Section 8.4(e) (other than Agreed-Upon Losses as defined in Section 8.4(f)(v) hereof), the Securityholder Representative and Thermage shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Securityholder Representative and Thermage should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Indemnification Escrow Fund in accordance with its terms.

(ii) If no such agreement can be reached after good faith negotiation and prior to thirty (30) days after delivery of an Objection Notice, either Thermage or the Securityholder Representative may demand arbitration of the matter unless the amount of the Loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Thermage and the Securityholder Representative. In the event that, within thirty (30) days after submission of any dispute to arbitration, Thermage and the Securityholder Representative cannot mutually agree on one arbitrator, then, within fifteen (15) days after the end of such 30-day period, Thermage and the Securityholder Representative shall each select one arbitrator. The two arbitrators so selected shall select a third arbitrator. If the Securityholder Representative fails to select an arbitrator during this fifteen (15) day period, then the parties agree that the arbitration will be conducted by one arbitrator selected by Thermage and if the Thermage fails to select an arbitrator during this fifteen (15) day period, then the parties agree that the arbitration will be conducted by one arbitrator selected by the Securityholder Representative.

(iii) Any such arbitration shall be held in Santa Clara County, California, under the rules then in effect of the American Arbitration Association. The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association. The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Officer’s Certificate shall be final, binding, and conclusive upon the parties to this Agreement. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s), and the Escrow Agent shall be entitled to rely on, and make distributions from the Escrow Funds in accordance with, the terms of such award, judgment, decree or order as applicable. Within thirty (30) days of a decision of the arbitrator(s) requiring payment by one party to another, such party shall make the payment to such other party.

(iv) Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction. The forgoing arbitration provision shall apply to any dispute among the Indemnifying Parties and the Indemnified Parties under this Article VIII, whether relating to claims with respect to the Escrow Funds, or to other indemnification obligations set forth in this Agreement.

(v) This Section 8.4(f) shall not apply to claims against the Indemnification Escrow Fund made in respect of any Agent Interpleader Expenses or Agent Indemnification Expenses pursuant to clauses (vi) and (vii) of Section 8.4(h) hereof (an “Agreed-Upon Loss”). Claims against the Indemnification Escrow Fund made in respect of any Agreed-Upon Loss shall be resolved in the manner described in Section 8.4(e) above.

(g) Third-Party Claims. In the event that Thermage receives notice of a third-party claim (“Third Party Claim”) which would reasonably be expect to result in a demand against the Indemnification Escrow Fund, Thermage shall promptly notify the Securityholder Agent of such Third Party Claim; provided, however, that the failure to give prompt notice shall not affect the indemnification provided hereunder except to the extent the Securityholder Agent, on behalf of the Indemnifying Parties, has been actually prejudiced as a result of such failure. The notice of Third Party Claim shall include, based on the information then available to Thermage, a summary in reasonable detail of the basis for the Third Party Claim and a reasonable estimate of the Losses. The Securityholder Agent may, at his election, undertake and conduct the defense of such Third Party Claim. In such case, the Indemnified Party may continue to participate in the defense of such Third Party Claim, provided, however, that following the Securityholder Agent’s assumption of the defense of such Third Party Claim, all legal or other expenses subsequently incurred by the Indemnified Party shall be borne by the Indemnified Party. If (i) the Securityholder Agent has failed to assume the defense of such Third Party Claim within thirty (30) days of the Thermage’s delivery of notice of such Third Party Claim to the Securityholder Agent, (ii) the amounts reasonably expected to be incurred in connection with such Third Party Claim and all other outstanding claims on the Indemnification Escrow Fund exceeds the amount remaining in the Indemnification Escrow Fund, (iii) the Third Party Claim includes a claim for injunctive relief that is material to Thermage’s business, (iv) a conflict between the Indemnified Party and the Indemnifying Party arises or (v) if the litigation or outcome of such Third Party Claim would reasonably be expected to impact Thermage’s or the Surviving Company’s business in addition to the monetary damages paid in the claims (including, without limitation, any claim involving the Reliant Intellectual Property Rights), then Thermage shall have the right to assume the defense of such Third Party Claim on behalf of the Indemnified Party. The Indemnified Party and the Securityholder Agent will render to each other such assistance as may reasonably be required of each other in order to insure proper and adequate defense of any Third Party Claim subject to this Section 8.4(h). To the extent that the Indemnified Party or the Securityholder Agent does not participate in the defense of a particular Third Party Claim, the party so proceeding with such Third Party Claim shall keep the other party informed of all material developments and events relating to such Third Party Claim. No Third Party Claim subject to this Section 8.4(h) shall be settled, adjusted or compromised without the written consent of both the Indemnified Party and the Securityholder Agent, which consent shall not be unreasonably withheld, conditioned or delayed. The Escrow Agent shall not disburse any portion of the Escrow Fund to any third party except in accordance with joint written instructions received from Thermage and the Securityholder Agent. In the event that the Securityholder Agent has consented to any settlement, neither the Securityholder Agent nor any Indemnifying Person shall have any power or authority to object under Section 8.4(f) or any other provision of this Article VIII to any claim by any Indemnified Person against the Indemnification Escrow Fund for indemnity in the amount of such settlement.

(h) Escrow Agent’s Duties.

(i) The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein, and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by an officer of Thermage and the Securityholder Representative, and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith.

(ii) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other Person, excepting only orders or process of courts of law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the parties hereto or to any other Person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(iii) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

(iv) The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent.

(v) In performing any duties under this Agreement, the Escrow Agent shall not be liable to any party for damages, losses, or expenses, except for negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with legal counsel in connection with performing the Escrow Agent’s duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any Person acting or purporting to act on behalf of any party to this Agreement.

(vi) If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, its terms or conditions, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all documents and the Escrow Amount and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent’s discretion, may be required, despite what may be set forth elsewhere in this Agreement. In such event, the Escrow Agent will not be liable for damages. Furthermore, the Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court all documents and the escrow amounts held in escrow, except all costs, expenses, charges and reasonable attorney fees incurred by the Escrow Agent due to the interpleader action (the “Agent Interpleader Expenses”) and which the parties agree to pay as follows: fifty percent (50%) to be paid by Thermage and fifty percent (50%) to be paid by the Indemnifying Parties; provided, however, that in the event the Indemnifying Parties fail to timely pay their portion of the Agent Interpleader Expenses, the parties agree that Thermage may at its option pay such Agent Interpleader Expenses and recover an equal amount (which shall be deemed a Loss) from the Indemnification Escrow Fund. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

(vii) The parties and their respective successors and assigns agree jointly and severally to indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, counsel fees, including allocated costs of in-house counsel and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of his/her duties under this Agreement, including but not limited to any litigation arising from this

Agreement or involving its subject matter, other than those arising out of the negligence or willful misconduct of the Escrow Agent (the “Agent Indemnification Expenses”) as follows: fifty percent (50%) to be paid by Thermage and fifty percent (50%) to be paid by the Indemnifying Parties; provided, however, that in the event the Indemnifying Parties fail to timely pay their portion of the Agent Indemnification Expenses, the parties agree that Thermage may at its option pay such Agent Indemnification Expenses and recover an equal amount (which shall be deemed a Loss) from the Indemnification Escrow Fund.

(viii) The Escrow Agent may resign at any time upon giving at least thirty (30) days written notice to the Thermage and the Securityholder Representative; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent which shall be accomplished as follows: Thermage and the Securityholder Representative shall use their best efforts to mutually agree on a successor escrow agent within thirty (30) days after receiving such notice. If the parties fail to agree upon a successor escrow agent within such time, the Escrow Agent shall have the right to appoint a successor escrow agent authorized to do business in the State of California. The successor escrow agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor escrow agent as if originally named as escrow agent. Upon appointment of a successor escrow agent, the Escrow Agent shall be discharged from any further duties and liability under this Agreement.

(i) Fees. All fees of the Escrow Agent for performance of its duties hereunder shall be paid by Thermage in accordance with the standard fee schedule of the Escrow Agent. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement but that has been requested by an officer of Thermage, or if the parties request a substantial modification of the terms of this Agreement, or if any controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to the Escrow Funds or their subject matter, the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorney’s fees, including allocated costs of in-house counsel, and expenses occasioned by such default, delay, controversy or litigation.

(j) Successor Escrow Agents. Any corporation into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation to which substantially all the corporate trust business of the Escrow Agent in its individual capacity may be transferred, shall be the Escrow Agent under this Agreement without further act.

8.5 Securityholder Representative.

(a) By virtue of the approval of the First Merger and this Agreement by the Reliant Stockholders, each of the Indemnifying Parties shall be deemed to have agreed to appoint Steven Mendelow in as their agents and attorney-in-facts, as the Securityholder Representative for and on behalf of the Indemnifying Parties to give and receive notices and communications, to authorize payment to any Indemnified Party from the Escrow Funds in satisfaction of claims by such Indemnified Party pursuant to Section 2.9 or Section 8.2(a), to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Indemnified Party against any Indemnifying Party or by any such Indemnifying Party against any Indemnified Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case relating to this Agreement or the transactions contemplated hereby, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Securityholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed by the Indemnifying Party from time to time upon not less than

30 days prior written notice to Thermage; provided, however, that the Securityholder Representative may not be removed unless holders of a majority of the Total As-Converted Outstanding Common Shares agree to such removal and to the identity of the substituted agent. Notwithstanding the foregoing, a vacancy in the position of Securityholder Representative may be filled by the holders of a majority of the Total As-Converted Outstanding Common Shares. No bond shall be required of the Securityholder Representative, and the Securityholder Representative shall not receive any compensation for his services. Notices or communications to or from the Securityholder Representatives shall constitute notice to or from the Indemnifying Parties.

(b) The Securityholder Representative shall not be liable for any act done or omitted hereunder as Securityholder Representative while acting in good faith and in the exercise of reasonable judgment. The Indemnifying Parties shall indemnify the Securityholder Representative and hold the Securityholder Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Securityholder Representative and arising out of or in connection with the acceptance or administration of the Securityholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Securityholder Representative, and any fees and expenses incurred by the Securityholder Representative in connection with this Agreement (“Securityholder Representative Expenses”). The Securityholder Representative shall have the right to use up to One Hundred Thousand Dollars ($100,000) of the Escrow Amount in the aggregate for reasonably and appropriately documented Securityholder Representative Expenses and subordinate to the satisfaction of any then outstanding indemnification claims made pursuant to Section 8.2(a), and prior to any such distribution, shall deliver to Thermage a certificate setting forth the Securityholder Representative Expenses actually incurred. A decision, act, consent or instruction of the Securityholder Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 10.3 and Section 10.4 hereof, shall constitute a decision of the Indemnifying Parties and shall be final, binding and conclusive upon the Indemnifying Parties; and Thermage may rely upon any such decision, act, consent or instruction of the Securityholder Representative as being the decision, act, consent or instruction of the Indemnifying Parties. The Escrow Agent and Thermage are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the either of Securityholder Representative.

ARTICLE IX

TERMINATION

9.1 Termination. Notwithstanding the prior receipt of the Requisite Reliant Stockholder Approval and/or the Requisite Thermage Stockholder Approval, this Agreement may be terminated and the First Merger may be abandoned at any time prior to the Effective Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 9.1 shall give prompt written notice of such termination to the other party hereto):

(a) by mutual written consent duly authorized by the Reliant Board and the Thermage Board; or

(b) by either Thermage or Reliant if any Governmental Authority of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the First Merger any Legal Requirement that is in effect and has the effect of making the consummation of the First Merger illegal in any jurisdiction in which Thermage or Reliant have substantial business or operations, or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the First Merger in any jurisdiction in which Thermage or Reliant have substantial business or operations or (ii) issued or granted any Order that is in effect and has the effect of making the First Merger illegal in any jurisdiction in which Thermage or Reliant have substantial business or operations or which has the effect of prohibiting, preventing or otherwise restraining the First Merger in any jurisdiction in which Thermage or Reliant have substantial business or operations, and such Order has become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have complied with its obligations under Section 6.4 to have any such Order vacated or lifted or removed; or

(c) by either Thermage or Reliant if the First Merger shall have not been consummated by January 7, 2009 (the “Termination Date”); and provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto whose action or failure to fulfill any covenant or obligation under this Agreement has been the proximate cause of or resulted in any of the conditions to the consummation of the transactions contemplated hereby set forth in Article VII having failed to be satisfied or fulfilled on or prior to the Termination Date, and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement; or

(d) by either Thermage or Reliant if the Requisite Thermage Stockholder Approval shall not have been obtained at the Thermage Stockholder Meeting; or

(e) by Thermage if the Requisite Reliant Stockholder Approval shall not have been obtained within four (4) hours of the execution of this Agreement; provided, however, that once the Requisite Reliant Stockholder Approval has been obtained, Thermage may not terminate this Agreement pursuant to this Section 9.1(e); or

(f) by either Thermage or Reliant (provided it is not then in material breach of any of its agreements or other covenants under this Agreement) in the event of (i) a breach of any covenant or agreement set forth in this Agreement by the other party hereto or (ii) any inaccuracy in the representations and warranties of the other party hereto set forth in this Agreement when made or at any time prior to the Effective Time, in either case such that the conditions to the consummation of the transactions contemplated hereby set forth in Section 7.2(a) or Section 7.2(b) in the case of Thermage, or Section 7.3(a) or Section 7.3(b) in the case of Reliant, would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that any such breach or inaccuracy is curable through the exercise of commercially reasonable efforts by the party committing such breach or making such inaccurate representations and warranties, then the party seeking to terminate this Agreement pursuant to this Section 9.1(f) shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) until the expiration of a thirty (30) calendar day period after delivery of written notice of such breach or inaccuracy to the party committing such breach or making such inaccurate representations and warranties (it being understood that the party seeking to terminate this Agreement pursuant to this Section 9.1(f) may not terminate this Agreement pursuant to this Section 9.1(f) if such breach or inaccuracy is cured by the other party hereto within such thirty (30) calendar day period); or

(g) by Reliant in the event of a Triggering Event regarding Thermage; or

9.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its directors, officers, affiliates or stockholders except (i) that the provisions of this Section 9.2, Section 9.3 and Article IX shall survive any termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.

9.3 Fees and Expenses.

(a) General. Except as set forth in this Section 9.3, all fees and expenses (“Third Party Expenses”) incurred in connection with this Agreement and the transactions contemplated hereby (including all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) the and filings by Thermage and Reliant under any filing requirement of any Governmental Authority applicable to this Agreement and the transactions contemplated hereby, shall be borne by the party incurring such fees and expenses, whether or not the transactions contemplated hereby are consummated.

(b) Thermage Payments.

(i) Thermage shall pay to Reliant a fee equal to $3,500,000 (the “Termination Fee Amount”), less any Reliant Expense Reimbursement that was paid to Reliant, by wire transfer of immediately available funds to an account or accounts designated in writing by Reliant, within one Business Day after demand by Reliant, in the event that (A) either Reliant or Thermage terminate this Agreement pursuant to Section 9.1(c) or Section 9.1(d), (B) following the execution and delivery of this Agreement and prior to the Thermage Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Thermage Voting Proposal, an Acquisition Proposal in respect of Thermage shall have been made to Thermage or the Thermage Board, or shall have been directly communicated or otherwise made known to Thermage Stockholders, or shall have been publicly announced, and (C) within twelve (12) months following the termination of this Agreement, an Acquisition Transaction in respect of any Acquisition Proposal is consummated or Thermage enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction and such Acquisition Transaction is subsequently consummated.

(ii) In the event that Reliant terminates this Agreement pursuant to Section 9.1(g), Thermage shall pay to Reliant a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Reliant within one Business Day after demand by Reliant.

(iii) If this Agreement is terminated pursuant to Section 9.1(d), Thermage shall reimburse Reliant for all Third Party Expenses incurred by Reliant up to a maximum of $1,300,000 by wire transfer of same-day funds within one Business Day following such termination (the “Reliant Expense Reimbursement”).

(iv) In no event shall Thermage be required to pay the Termination Fee Amount pursuant to this Section 9.3(b) on more than one occasion.

(c) Reliant Payments.

(i) If this Agreement is terminated pursuant to Section 9.1(e), Reliant shall reimburse Thermage for all Third Party Expenses incurred by Thermage up to a maximum of $1,300,000 by wire transfer of same-day funds within one Business Day following such termination (the “Thermage Expense Reimbursement”).

(d) Enforcement. Each of Thermage and Reliant hereby acknowledge and agree that the covenants and agreements set forth in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and, without these covenants and agreements, the parties hereto would not have entered into this Agreement. Accordingly, if either Thermage or Reliant shall fail to pay in a timely manner the amounts due pursuant to Section 9.3(b), and, in order to obtain such payment, the other party hereto shall make a claim that results in a judgment against the non-paying party, the non-paying party shall pay to the claimant its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 9.3(b) or Section 9.3(c), as the case may be, at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Payment of the fees described in Section 9.3(b) or Section 9.3(c), as the case may be, shall not be in lieu of, or replacement or substitution for, damages incurred in the event of any willful breach of this Agreement.

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

(a)	If to Thermage, Merger Sub I or Merger Sub II:

Thermage, Inc.

25881 Industrial Boulevard

Hayward, California 94545

Attention: Stephen J. Fanning

Facsimile No.: [                ]

With a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Attention:	Chris Fennell, Esq
Robert T. Ishii, Esq.
Facsimile No.:	(415) 947-2099

(b)	If to Reliant Technologies, Inc.:

Reliant Technologies, Inc.

464 Ellis Street

Mountain View, California 94043

Attention:	Eric Stang
Facsimile No.:	[ ]

With a copy (which shall not constitute notice) to:

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, California 94306-2155

Attention:	Eric Jensen, Esq.
Gordon Ho, Esq.
Facsimile No.:	(650) 849-7400

(c)	If to the Securityholder Representatives, to

Steven Mendelow

[                ]

[                ]

Facsimile No.:	[ ]

(d)	If to the Escrow Agent, to:

U.S. Bank National Association

Corporate Trust Services

One California Street, Suite 2100

San Francisco, CA 94111

Attention: Alan Maravilla

Facsimile No.:	(415) 273-4590

Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date when sent and (iv) in the case of mailing, on the third (3rd) Business Day following that on which the piece of mail containing such communication is posted.

10.2 Amendment. Subject to applicable Legal Requirements and the other provisions of this Agreement, this Agreement may be amended by the parties hereto by action taken by their respective boards of directors at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of Thermage, Merger Sub II and Reliant; provided, however, that Merger Sub I may become a party to this Agreement, by executing a counterpart of this Agreement without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other party; provided, further, however, that, after the adoption of this Agreement by the Reliant Stockholders or the approval of the issuance of Thermage Common Stock by the Thermage Stockholders, no amendment may be made to this Agreement that requires further approval by such stockholders under applicable Legal Requirements.

10.3 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

10.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirement, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.5 Entire Agreement. This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

10.6 No Third Party Beneficiaries. Nothing in this Agreement is intended to confer upon any person other than the parties hereto any rights or remedies hereunder, other than after the Effective Time, the Reliant Stockholders with respect to the First Merger consideration pursuant to Article II and the directors and executive officers of Reliant pursuant to Section 6.13(c).

10.7 Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that following the Effective Time, Thermage, Merger Sub I and Merger Sub II may assign all or any of their rights hereunder to any wholly owned subsidiary thereof; provided, however, that no such assignment pursuant to this Section 10.7 shall relieve Thermage of its obligations hereunder.

10.8 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflict of law provisions thereof.

10.10 Consent to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state court located within New Castle County, State of Delaware in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

10.11 Waiver of Jury Trial. EACH OF Thermage, MERGER SUB I, MERGER SUB II AND Reliant HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HERBY OR THE ACTIONS OF THERMAGE, MERGER SUB I, MERGER SUB II OR RELIANT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.12 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

10.13 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.14. Important Information About Procedures For Opening A New Account. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a trust or other legal entity the Escrow Agent will ask for documentation to verify its formation and existence as a legal entity. The Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Thermage, Merger Sub II, Reliant, Escrow Agent and Securityholder Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THERMAGE, INC.

By:	/s/ Stephen J. Fanning
Name:	Stephen J. Fanning
Title:	President and Chief Executive Officer

RELAY ACQUISITION COMPANY, LLC

By:	/s/ John F. Glenn
Name:	John F. Glenn
Title:	Vice President and Treasurer

RELIANT TECHNOLOGIES, INC.

By:	/s/ Eric Stang
Name:	Eric Stang
Title:	President

ESCROW AGENT

By:
Name:
Title:

SECURITYHOLDER REPRESENTATIVE

/s/ Steven Mendelow

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

Annex B

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 7, 2008 by and between Reliant Technologies, Inc., a Delaware corporation (“Reliant”), and the undersigned stockholder and/or option holder and/or warrant holder (the “Stockholder”) of Thermage, Inc., a Delaware corporation (“Thermage”).

A. Thermage, Reliant, Reliant Acquisition Company, LLC, a Delaware limited liability company and a wholly owned subsidiary of Thermage (“Merger Sub”) and certain other parties have entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), which provides for the merger (the “Merger”) of Reliant with and into Merger Sub, pursuant to which all outstanding capital stock of Reliant will be cancelled and converted into the right to receive the consideration set forth in the Merger Agreement.

B. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of the outstanding capital stock of Thermage, and such number of shares of capital stock of Thermage issuable upon the exercise of outstanding options and warrants, as is indicated on the signature page of this Agreement.

C. In consideration of the execution of the Merger Agreement by Reliant, the Stockholder (in his or her capacity as such) has agreed to vote the Shares (as defined below) and such other shares of capital stock of Thermage over which the Stockholder has voting power, so as to facilitate consummation of the Merger.

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

1.1 “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

1.2 “Person” shall mean any individual, any corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other business organization or entity, or any governmental authority.

1.3 “Shares” shall mean: (i) all securities of Thermage (including all shares of Thermage Common Stock and all options, warrants and other rights to acquire shares of Thermage Common Stock) owned by the Stockholder as of the date of this Agreement, and (ii) all additional securities of Thermage (including all additional shares of Thermage Common Stock and all additional options, warrants and other rights to acquire shares of Thermage Common Stock) of which the Stockholder acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Date.

1.4 Transfer. A Person shall be deemed to have effected a “Transfer” of a security if such person directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to, transfers or otherwise disposes of such security or any interest therein, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

2. Transfer of Shares.

2.1 No Transfer of Shares. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not cause or permit any Transfer of any of the Shares to be effected other than pursuant to Section 10b5-1 plans in effect as of the date of this Agreement; provided, however, that Stockholder may (x), after the effectiveness of the Registration Statement, if Stockholder is a private equity fund, distribute Shares to its partners, members and equity holders, (y) if Stockholder is an individual, transfer the Shares to any member of Stockholder’s immediate family for estate planning purposes, and (z) transfer Shares upon the death of Stockholder (each, a “Permitted Transfer”); provided, further, that any such Transfer shall be a Permitted Transfer only if, as a precondition to such Transfer, the transferee enters into an agreement substantially similar to this Agreement with Reliant.

2.2 No Transfer of Voting Rights. The Stockholder hereby agrees that, at all times commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement or commitment in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.

3. Agreement to Vote Shares. Until the Expiration Date, at every meeting of stockholders of Thermage called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of Thermage with respect to any of the following, the Stockholder shall vote the Shares: (i) in favor of approval of the issuance of shares of Thermage Common Stock to be issued in the Merger; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Thermage or any subsidiary of Thermage with any party, (B) any sale, lease or transfer of any significant part of the assets of Thermage or any subsidiary of Thermage, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Thermage or any subsidiary of Thermage, or (D) any material change in the capitalization of Thermage or any subsidiary of Thermage, or the corporate structure of Thermage or any subsidiary of Thermage. Prior to the Expiration Date, the Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4. Irrevocable Proxy. In furtherance of the transactions contemplated hereby and by the Merger Agreement, and in order to secure the performance by Stockholder of Stockholder’s duties under this Agreement, Stockholder, concurrently with the execution of this Agreement, shall execute in accordance with the provisions of applicable Delaware Law, and deliver to Reliant an irrevocable proxy, substantially in the form of Schedule 1 hereto, and irrevocably appoint Reliant or its designees, with full power of substitution, Stockholder’s attorney and proxy to vote, or if applicable, give consent with respect to the Shares in respect of any of the matters set forth in, and in accordance with the provisions of Section 3 (the “Proxy”).

5. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Reliant that:

5.1 the Stockholder is the beneficial owner of the shares of Thermage Common Stock, and the options, warrants and other rights to purchase shares of Thermage Common Stock, set forth on signature page of this Agreement, with full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares;

5.2 the Shares are free and clear of any liens, pledges, security interests, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances of any kind or nature;

5.3 the Stockholder does not beneficially own any securities of Thermage other than the shares of Thermage Common Stock, and options, warrants and other rights to purchase shares of Thermage Common Stock, set forth on the signature page of this Agreement;

5.4 the Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement; and

5.5 this Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

6. Consent and Waiver. The Stockholder (not in his or her capacity as a director or officer of Reliant) hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which the Stockholder is a party, or pursuant to any rights Stockholder may have.

7. Termination; Miscellaneous. This Agreement shall terminate and be of no further force or effect as of the Expiration Date.

7.1 Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

7.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirement, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

7.3 Binding Effect; Assignment. This Agreement and all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the Stockholder may be assigned to any other Person without the prior written consent of Reliant.

7.4 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

7.5 Other Remedies; Specific Performance

(a) Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

(b) Specific Performance. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

7.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflict of law provisions thereof.

7.7 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

7.8 Entire Agreement. This Agreement and the other agreements referred to in this Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

7.9 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

If to Reliant:	Reliant Technologies, Inc.
464 Ellis Street
Mountain View, California 94043
Attention:
Telephone No.: (650) 605-2200
Telecopy No.: (650) 473-0119

With a copy to:	Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155
Attention: Eric Jensen
Gordon Ho
Telephone No.: (650) 843-5000
Telecopy No.: (650) 849-7400

If to Stockholder:	To the address for notice set forth on the signature page hereof.

With a copy to:	Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Attention: Christopher Fennell
Robert T. Ishii
Telephone No.: (650) 493-9300
Telecopy No.: (650) 493-6811

Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date when sent and (iv) in the case of mailing, on the third (3rd) Business Day following that on which the piece of mail containing such communication is posted.

7.10 Headings. The section headings set forth in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement in any manner.

7.11 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

7.12 Fiduciary Responsibilities. Notwithstanding any other provision of this Agreement to the contrary, nothing contained in this Agreement shall limit or prohibit Stockholder in his capacity as a director or executive officer of Thermage from taking or omitting to take any action in such capacity that the Board of Directors of Thermage or executive officers are permitted to take or omit to take, pursuant to and in accordance with the terms of the Merger Agreement, and no such action taken (or omitted to be taken) by Stockholder in any such capacity shall be deemed to constitute a breach of or default under any provision of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

RELIANT TECHNOLOGIES, INC.:		STOCKHOLDER:

By:		By:
	Signature of Authorized Signatory	Signature

Name:		Name:

Title:		Title:

Print Address

Telephone

Facsimile No.

Shares beneficially owned:

shares of Thermage Common Stock

shares of Thermage Common Stock issuable upon the exercise of outstanding options, warrants or other rights

(Signature page to Voting Agreement)

SCHEDULE 1

IRREVOCABLE PROXY

The undersigned stockholder of Thermage (the “Stockholder”), a Delaware corporation (“Thermage”), hereby irrevocably (to the fullest extent permitted by law) appoints the directors on the Board of Directors of Reliant Technologies, Inc., a Delaware corporation (“Reliant”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the Shares (as defined in that certain Voting Agreement dated of even date herewith by and between Reliant and Stockholder (the “Voting Agreement”) in accordance with the terms of this Proxy. The Shares beneficially owned by Stockholder as of the date of this Proxy are listed on the final page of this Proxy. Upon the execution of this Proxy by the undersigned, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Voting Agreement.

This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest, is granted pursuant to the Voting Agreement and is granted in consideration of Thermage entering into the Merger Agreement.

The attorneys and proxies named above are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special, adjourned or postponed meeting of stockholders of Thermage and in every written consent in lieu of such meeting:

(i) in favor of approval of the issuance of shares of Thermage Common Stock to be issued in the Merger;

(ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and

(iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Thermage or any subsidiary of Thermage with any party, (B) any sale, lease or transfer of any significant part of the assets of Thermage or any subsidiary of Thermage, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Thermage or any subsidiary of Thermage, or (D) any material change in the capitalization of Thermage or any subsidiary of Thermage, or the corporate structure of Thermage or any subsidiary of Thermage.

The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided in clauses (i) through (iii) above, and Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

[Remainder of Page Intentionally Left Blank]

*****

This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: , 2008
Signature

Print Name

Address

Shares beneficially owned:

shares of Thermage Common Stock

shares of Thermage Common Stock issuable upon the exercise of outstanding options, warrants or other rights

[SIGNATURE PAGE TO PROXY]

Annex C

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of July 7, 2008 by and between Thermage, Inc., a Delaware corporation (“Thermage”), and the undersigned stockholder and/or option holder and/or warrant holder (the “Stockholder”) of Reliant Technologies, Inc., a Delaware corporation (“Reliant”).

A. Thermage, Reliant, Relay Acquisition Company, LLC, a Delaware limited liability company and a wholly owned subsidiary of Thermage (“Merger Sub”) and certain other parties have entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), which provides for the merger (the “Merger”) of Reliant with and into Merger Sub, pursuant to which all outstanding capital stock of Reliant will be cancelled and converted into the right to receive the consideration set forth in the Merger Agreement.

B. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of the outstanding capital stock of Reliant, and such number of shares of capital stock of Reliant issuable upon the exercise of outstanding options and warrants, as is indicated on the signature page of this Agreement.

C. In consideration of the execution of the Merger Agreement by Reliant, the Stockholder (in his or her capacity as such) has agreed to vote the Shares (as defined below) and such other shares of capital stock of Reliant over which the Stockholder has voting power, so as to facilitate consummation of the Merger.

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

1.1 “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

1.2 “Person” shall mean any individual, any corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other business organization or entity, or any governmental authority.

1.3 “Shares” shall mean: (i) all Reliant Capital Stock (including all shares of Reliant Capital Stock and all options, warrants and other rights to acquire shares of Reliant Capital Stock) owned by the Stockholder as of the date of this Agreement, and (ii) all additional securities of Reliant (including all additional shares of Reliant Capital Stock and all additional options, warrants and other rights to acquire shares of Reliant Capital Stock) of which the Stockholder acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Date.

1.4 Transfer. A Person shall be deemed to have effected a “Transfer” of a security if such person directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to, transfers or otherwise disposes of such security or any interest therein, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

2. Transfer of Shares.

2.1 No Transfer of Shares. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not cause or permit any Transfer of any of the Shares to be effected; provided, however, that Stockholder may (x), after the effectiveness of the Registration Statement, if Stockholder is a private equity fund, distribute Shares to its partners, members and equity holders, (y) if Stockholder is an individual, transfer the Shares to any member of Stockholder’s immediate family for estate planning purposes, and (z) transfer Shares upon the death of Stockholder (each, a “Permitted Transfer”); provided, further, that any such Transfer shall be a Permitted Transfer only if, as a precondition to such Transfer, the transferee enters into an agreement substantially similar to this Agreement with Thermage.

2.2 No Transfer of Voting Rights. The Stockholder hereby agrees that, at all times commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement or commitment in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.

3. Agreement to Vote Shares. Until the Expiration Date, at every meeting of stockholders of the Reliant called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of Reliant with respect to any of the following, the Stockholder shall vote the Shares: (i) in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and this Agreement and any action required in furtherance thereof; (ii) in favor of approval of the Certificate Amendment; (iii) in favor of the termination of the Stockholder Arrangements; (iv) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; (v) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Reliant or any subsidiary of Reliant with any party, (B) any sale, lease or transfer of any significant part of the assets of Reliant or any subsidiary of Reliant, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Reliant or any subsidiary of Reliant, (D) any automatic conversion of Reliant Preferred Stock, or (E) any material change in the capitalization of Reliant or any subsidiary of Reliant, or the corporate structure of Reliant or any subsidiary of Reliant; and (vi) in favor of waiving any notice that may have been or may be required relating to any reorganization of Reliant or any subsidiary of Reliant, any reclassification or recapitalization of the capital stock of Reliant, any sale of assets, change of control or acquisition of Reliant or any subsidiary of Reliant by any other person, or any consolidation or merger of Reliant or any subsidiary of Reliant with or into any other person; provided, however, that nothing in this Agreement shall preclude Stockholder from exercising full power and authority to vote the Shares in Stockholder’s sole discretion for or against any proposal submitted to a vote of Reliant’s stockholders to approve any Section 280G Payments. Prior to the Expiration Date, the Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4. Irrevocable Proxy. In furtherance of the transactions contemplated hereby and by the Merger Agreement, and in order to secure the performance by Stockholder of Stockholder’s duties under this Agreement, Stockholder, concurrently with the execution of this Agreement, shall execute in accordance with the provisions of applicable Delaware Law, and deliver to Thermage an irrevocable proxy, substantially in the form of Schedule 1 hereto, and irrevocably appoint Thermage or its designees, with full power of substitution, Stockholder’s attorney and proxy to vote, or if applicable, give consent with respect to the Shares in respect of any of the matters set forth in, and in accordance with the provisions of Section 3 (the “Proxy”). Notwithstanding anything to the contrary in this Agreement, such Proxy shall not apply to any proposal submitted to a vote of Reliant’s stockholders to approve any Section 280G Payments.

5. Conversion. Prior to the Expiration Date, the Stockholder shall (A) not exercise or elect to convert any of the Shares and (B) vote the Shares against any proposal to convert the Shares pursuant to Section (E)(4)(l)(i) of Article IV (Automatic Conversion) of the Reliant Certificate of Incorporation.

6. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Thermage that:

6.1 the Stockholder is the beneficial owner of the shares of Reliant Capital Stock, and the options, warrants and other rights to purchase shares of Reliant Capital Stock, set forth on signature page of this Agreement, with full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares;

6.2 the Shares are free and clear of any liens, pledges, security interests, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances of any kind or nature;

6.3 the Stockholder does not beneficially own any securities of Reliant other than the shares of Reliant Capital Stock, and options, warrants and other rights to purchase shares of Reliant Capital Stock, set forth on the signature page of this Agreement;

6.4 the Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement; and

6.5 this Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

7. Consent and Waiver. The Stockholder (not in his or her capacity as a director or officer of Reliant) hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which the Stockholder is a party, or pursuant to any rights Stockholder may have.

8. Dissenters’ Rights. Stockholder agrees not to exercise any rights of appraisal or any dissenters’ rights that Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

9. Termination; Miscellaneous. This Agreement shall terminate and be of no further force or effect as of the Expiration Date.

9.1 Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

9.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirement, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.3 Binding Effect; Assignment. This Agreement and all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the Stockholder may be assigned to any other Person without the prior written consent of Thermage.

9.4 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

9.5 Other Remedies; Specific Performance

(a) Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

(b) Specific Performance. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflict of law provisions thereof.

9.7 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.8 Entire Agreement. This Agreement and the other agreements referred to in this Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

9.9 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

If to Thermage:	Thermage, Inc. 25881 Industrial Boulevard Hayward, California 94545 Attention: Stephen J. Fanning Telephone No.: [( ) - ] Telecopy No.: [( ) - ]

With a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: Christopher Fennell

  Robert T. Ishii

Telephone No.: (650) 493-9300

Telecopy No.: (650) 493-6811

If to Stockholder:	To the address for notice set forth on the signature page hereof.

with a copy to:	Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306-2155 Attention: Eric Jensen Gordon Ho Telephone No.: (650) 843-5000 Telecopy No.: (650) 849-7400

Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date when sent and (iv) in the case of mailing, on the third (3rd) Business Day following that on which the piece of mail containing such communication is posted.

8.10 Headings. The section headings set forth in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement in any manner.

8.11 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

8.12 Fiduciary Responsibilities. Notwithstanding any other provision of this Agreement to the contrary, nothing contained in this Agreement shall limit or prohibit Stockholder in his capacity as a director or executive officer of Reliant from taking or omitting to take any action in such capacity that the Board of Directors of Reliant or executive officers are permitted to take or omit to take, pursuant to and in accordance with the terms of the Merger Agreement, and no such action taken (or omitted to be taken) by Stockholder in any such capacity shall be deemed to constitute a breach of or default under any provision of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

THERMAGE, INC.:		STOCKHOLDER:

By:		By:
	Signature of Authorized Signatory	Signature

Name:		Name:

Title:		Title:

Print Address

Telephone

Facsimile No.

Shares beneficially owned:

Common Stock:

Series A Preferred Stock:

Series B Preferred Stock:

Series C Preferred Stock:

Series D Preferred Stock:

Series E Preferred Stock:

Options:

Warrants:

SCHEDULE 1

IRREVOCABLE PROXY

The undersigned stockholder of Reliant Technologies, Inc. (the “Stockholder”), a Delaware corporation (“Reliant”), hereby irrevocably (to the fullest extent permitted by law) appoints the directors on the Board of Directors of Thermage, Inc., a Delaware corporation (“Thermage”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the Shares (as defined in that certain Voting Agreement dated of even date herewith by and between Thermage and Stockholder (the “Voting Agreement”) in accordance with the terms of this Proxy. The Shares beneficially owned by Stockholder as of the date of this Proxy are listed on the final page of this Proxy. Upon the execution of this Proxy by the undersigned, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Voting Agreement.

This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest, is granted pursuant to the Voting Agreement and is granted in consideration of Thermage entering into the Merger Agreement.

The attorneys and proxies named above are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special, adjourned or postponed meeting of stockholders of Reliant and in every written consent in lieu of such meeting:

(i) in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and this Agreement and any action required in furtherance thereof;

(ii) in favor of approval of the Certificate Amendment;

(iii) in favor of the termination of the Stockholder Arrangements;

(iv) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement;

(v) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Reliant or any subsidiary of Reliant with any party, (B) any sale, lease or transfer of any significant part of the assets of Reliant or any subsidiary of Reliant, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Reliant or any subsidiary of Reliant, (D) any automatic conversion of Reliant Preferred Stock, or (E) any material change in the capitalization of Reliant or any subsidiary of Reliant, or the corporate structure of Reliant or any subsidiary of Reliant; and

(vi) in favor of waiving any notice that may have been or may be required relating to any reorganization of Reliant or any subsidiary of Reliant, any reclassification or recapitalization of the capital stock of Reliant, any sale of assets, change of control or acquisition of Reliant or any subsidiary of Reliant by any other person, or any consolidation or merger of Reliant or any subsidiary of Reliant with or into any other person.

The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided in clauses (i) through (vi) above, and Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

[Remainder of Page Intentionally Left Blank]

*****

This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: , 2008
Signature

Print Name

Address

Shares:

Common Stock:

Series A Preferred Stock:

Series B Preferred Stock:

Series C Preferred Stock:

Series D Preferred Stock:

Series E Preferred Stock:

Options:

Warrants:

[SIGNATURE PAGE TO PROXY]

Annex D

July 6, 2008

Board of Directors

Thermage, Inc.

25881 Industrial Boulevard

Hayward, CA 94545

Ladies and Gentlemen:

We understand that Thermage, Inc., a Delaware corporation (the “Company”), Reliant Technologies, Inc., a Delaware corporation (“Reliant”), Reliant Acquisition Company, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”) and certain other parties, propose to enter into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, Reliant will be merged with and into Merger Sub (the “Merger”) and the separate corporate existence of Reliant shall thereupon cease and Merger Sub will continue as the surviving entity of the Merger. In addition, we understand that, in connection with, and as a condition to, the Merger, Reliant will distribute to its stockholders its entire ownership interest in Spinco, subject to, and in accordance with, the terms and conditions of the Merger Agreement. The terms and conditions of the Merger will be set forth more fully in the Merger Agreement.

Pursuant to the proposed Merger Agreement, we understand that at the Effective Time (as defined in the Merger Agreement), the issued and outstanding shares of capital stock of Reliant (including all issued and outstanding securities that are exercisable or convertible into such shares of capital stock) other than shares owned by Reliant as treasury stock, will be converted, in accordance with the Merger Agreement, into the right to receive an aggregate of (x) $25,000,000 in cash, subject to adjustments as set forth in the Merger Agreement, and (y) 23,600,000 shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) (together, the “Merger Consideration”).

You have asked us to advise you as to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid by the Company pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated July 6, 2008; (ii) reviewed certain publicly available information concerning Reliant and the Company and certain other relevant financial and operating data of Reliant and the Company furnished to us by Reliant and the Company; (iii) reviewed the historical stock prices and trading volumes of Company Common Stock; (iv) held discussions with members of management of Reliant and the Company concerning the current operations of and future business prospects for Reliant and the Company and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies; (v) reviewed certain financial forecasts with respect to Reliant and the Company prepared by the respective managements of Reliant and the Company and held discussions with members of such management concerning those forecasts; (vi) reviewed certain research analyst projections with respect to the Company and held discussions with members of the management of the Company concerning those projections; (vii) compared

Board of Directors

Thermage, Inc.

25881 Industrial Boulevard

Hayward, CA 94545

July 6, 2008

certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for Reliant; (viii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; (ix) compared the relative contributions of each of Reliant and the Company to the combined entity’s expected financial performance following the Merger and (x) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and that the Merger will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated July 6, 2008, without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Reliant, the Company or the contemplated benefits of the Merger. With respect to the financial forecasts for Reliant and the Company provided to us by the management of Reliant and the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of Reliant and the Company and the combined companies, and we have relied, without independent verification, upon the estimates of such management of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the proposed Merger. We express no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of Reliant or the Company nor have we evaluated the solvency or fair value of Reliant or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid by the Company pursuant to the Merger Agreement and does not address the Company’s underlying business decision to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Merger Consideration or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the proposed Merger.

Board of Directors

Thermage, Inc.

25881 Industrial Boulevard

Hayward, CA 94545

July 6, 2008

We are not expressing any opinion as to the value of Company Common Stock when issued pursuant to the Merger or the prices at which Company Common Stock will actually trade at any time.

We have been engaged by the Company to render this opinion and will receive a fee for our services, which is payable upon rendering this opinion and which is not contingent on the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We may in the future provide investment banking and financial advisory services to the Company, Reliant and their respective affiliates unrelated to the proposed Merger, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger provided that this letter is quoted in full in such registration statement or proxy statement. This opinion has been approved by a fairness committee of Stanford Group Company.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Company pursuant to the Merger Agreement is fair to the Company from a financial point of view.

Very truly yours,

Stanford Group Company

Annex E

July 6, 2008

Board of Directors

Reliant Technologies, Inc.

464 Ellis Street

Mountain View, California 94043

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (as defined below) to be paid by Thermage, Inc. (the “Acquiror”), pursuant to a draft of the Plan of Merger and Reorganization (the “Agreement”), to be entered into among Reliant Technologies, Inc. (the “Company”), the Acquiror, a newly formed wholly-owned subsidiary of the Acquiror (“Merger Sub”), a securityholder representative and an escrow agent. The Agreement provides for, among other things, the merger (the “Merger”) of the Merger Sub with and into the Company, pursuant to which the Acquiror will pay $25,000,000 in cash (the “Cash Consideration”) and 23,600,000 shares of the Acquiror’s common stock, par value $0.001 per share (the “Acquiror Shares,” together with the Cash Consideration, the “Merger Consideration”) in exchange for all of the outstanding capital stock of the Company (other than shares of capital stock of the Company, if any, (i) held by the Acquiror or Merger Sub, (ii) held in treasury by the Company or (iii) as to which dissenters’ rights have been perfected, none of which are covered by this opinion). The Merger will occur following the distribution (the “Distribution”) of certain of the Company’s license rights to the Company’s stockholders. For purposes of this opinion, all references to the Company mean the entity following the Distribution. The terms and conditions of the Merger and Distribution are more fully set forth in the Agreement.

In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement, dated July 5, 2008; (ii) reviewed and analyzed certain financial and other data with respect to the Acquiror which was publicly available; (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror that were furnished to us by the Company and the Acquiror, respectively, as well as those that were publicly available with respect to the Acquiror; (iv) conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the Merger; (v) reviewed the current and historical reported prices and trading activity of the Acquiror Shares; (vi) compared the financial performance of the Company and the Acquiror with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company and the Acquiror that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the

Board of Directors of Reliant Technologies, Inc.

July 6, 2008

foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and the Acquiror as to the expected future results of operations and financial condition of the Company and the Acquiror, respectively, to which such financial forecasts, estimates and other forward-looking information relate. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and the Acquiror, and on the assumptions of the management of the Company and the Acquiror, as to all accounting, legal, tax and financial reporting matters with respect to the Company, the Acquiror and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) each of the Distribution and Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents (including any consents required under applicable state corporate laws) required for the Merger will be obtained in a manner that will not adversely affect the Company, the Acquiror or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or the Acquiror, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, the Acquiror or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, the Acquiror or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Acquiror Shares may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and to render an opinion to the Board of Directors of the Company and we will receive a fee from the Company for providing such services, a significant portion of which is contingent upon the consummation of the Merger. We will receive a fee in connection with providing this opinion, upon approval of the Merger by the Board of Directors of the Company. This opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our

Board of Directors of Reliant Technologies, Inc.

July 6, 2008

opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have, in the past, provided financial advisory and other investment banking services to the Company, including the Company’s attempted initial public offering in 2005 and 2007, for both of which we received no compensation. We may, in the future, provide financial advisory and other investment banking services to the Company, the Acquiror or their respective affiliates, for which we would expect to receive fees for the rendering of such services. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide financial advisory and investment banking services to the Company, the Acquiror or their respective affiliates, for which we would expect to receive compensation.

This opinion is provided solely for the benefit of the Board of Directors of the Company in connection with, and for the purpose of, its evaluation of the Merger, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors of the Company or used or relied upon for any other purpose. This opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, the Merger Consideration to be paid by the Acquiror. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, the Distribution or the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, the Acquiror’s ability to fund the merger consideration, any other terms contemplated by the Agreement or the fairness of the amount or nature of compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration. Additionally, this opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituents of the Company, relative to the Merger Consideration.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Merger Consideration to be paid by the Acquiror is fair, from a financial point of view.

Sincerely,

/s/    Piper Jaffray & Co.

PIPER JAFFRAY & CO.

Annex F

FORM OF CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

RELIANT TECHNOLOGIES, INC.

RELIANT TECHNOLOGIES, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), DOES HEREBY CERTIFY:

FIRST: The original name of the Company is Reliant Merger Sub, Inc.

SECOND: The date on which the original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware is April 7, 2004. The name of this corporation was changed from Reliant Merger Sub, Inc. to Reliant Technologies, Inc. by the filing of a Certificate of Merger with the Secretary of State of the State of Delaware on April 14, 2004.

THIRD: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows (the “Certificate of Amendment”):

The following sentence shall be added to the end of Article IV, Section E.1(a):

“Notwithstanding anything to the contrary contained in this Section E.1(a) or Section E.1(c) below, prior to the effective time of the merger (the “Merger”) of the Company with Relay Acquisition Company, LLC, a wholly-owned subsidiary of Thermage, Inc. (“Thermage”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of July 7, 2008, by and among Thermage, Relay Acquisition Company, LLC, the Company, and with respect to of Articles VIII and X only Steven Mendelow as Securityholder Representative and U.S. Bank National Association as Escrow Agent (the “Merger Agreement”), the Company may pay a dividend consisting solely of capital stock of a wholly-owned subsidiary of the Company to the holders of Series A Preferred, Series B Preferred and Common Stock on an as-if-converted basis (the “Spin-Off Dividend”).”

The following sentence shall be added to the end of Article IV, Section E.1(d):

“Notwithstanding the foregoing, the Company shall not be required to pay an additional dividend pursuant to this Section E.1(d) of Article IV as a result of the payment of the Spin-Off Dividend.”

The following sentence shall be added to the end of Article IV, Sections E.3(d)(iii):

“Notwithstanding the foregoing, the Company shall not be required to give any notice to the holders of Series Preferred pursuant to this Section E.3(d)(iii) of Article IV in connection with the Merger or any of the other transactions contemplated by the Merger Agreement, including any vote of any of the stockholders to approve the Merger or any such transactions.”

The following paragraph shall be added as a new paragraph at the end of Section E.3 of Article IV:

“Notwithstanding the other provisions of this Article IV, Section E.3, upon the closing of the Merger the holders of shares of Common Stock and Preferred Stock shall not be entitled to receive or be required to take any amounts or consideration on account of such shares in connection with the Merger as provided in this Section E.3, but shall only be entitled to receive or be required to take such amounts as set forth in Article II of the Merger Agreement.”

The following sentence shall be added to the end of Article IV, Section E.4(k):

“Notwithstanding the foregoing, the Company shall not be required to give any notice to the holders of Series Preferred pursuant to this Section E.4(k) of Article IV in connection with the Merger or any of the other transactions contemplated by the Merger Agreement, including any vote of any of the stockholders to approve the Merger or any such transactions.”

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, the Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

F-1

IN WITNESS WHEREOF, Reliant Technologies, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this              day of             , 2008.

RELIANT TECHNOLOGIES, INC.

By:
Eric Stang, Chief Executive Officer

F-2

FORM OF CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
RELIANT TECHNOLOGIES, INC.

RELIANT TECHNOLOGIES, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), DOES HEREBY CERTIFY:

FIRST: The original name of the Company is Reliant Merger Sub, Inc.

SECOND: The date on which the original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware is April 7, 2004. The name of this corporation was changed from Reliant Merger Sub, Inc. to Reliant Technologies, Inc. by the filing of a Certificate of Merger with the Secretary of State of the State of Delaware on April 14, 2004.

THIRD: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows (the “Certificate of Amendment”):

The last sentence of Article IV, Section E.1(a) shall be amended and restated to read as follows:

“Notwithstanding anything to the contrary contained in this Section E.1(a) or Section E.1(c) below, prior to the effective time of the merger (the “Merger”) of the Company with Relay Acquisition Company, LLC, a wholly-owned subsidiary of Thermage, Inc. (“Thermage”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of July 7, 2008, by and among Thermage, Relay Acquisition Company, LLC, the Company, and with respect to of Articles VIII and X only Steven Mendelow as Securityholder Representative and U.S. Bank National Association as Escrow Agent (the “Merger Agreement”), the Company may pay a dividend consisting solely of capital stock of a wholly-owned subsidiary of the Company to the holders of Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred and Common Stock on an as-if-converted basis (the “Spin-Off Dividend”).”

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, the Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Reliant Technologies, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this              day of September, 2008.

RELIANT TECHNOLOGIES, INC.

By:
Eric Stang, Chief Executive Officer

F-3

Annex G

Delaware General Corporation Law

§ 262. Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit. Thermage’s certificate of incorporation provides that a director will not be liable for monetary damages for breach of fiduciary duty to the fullest extent provided by DGCL as the same exists or as may hereafter be amended.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

The bylaws of Thermage provide in effect that, subject to certain limited exceptions, Thermage may indemnify its directors and officers to the extent authorized or permitted by the DGCL. In addition, the directors and officers of Thermage are insured under policies of insurance maintained by Thermage, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. In addition, Thermage entered into contracts with certain of its directors and officers providing for indemnification of such persons by Thermage to the full extent authorized or permitted by law, subject to certain limited exceptions.

Item 21. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
2.1(1)	Agreement and Plan of Merger and Reorganization dated as of July 7, 2008 by and among Thermage, Inc., Relay Acquisition Company, LLC and Reliant Technologies, Inc. (included as Annex A to the proxy statement/prospectus/information statement)

3.2(2)	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.

3.3(2)	Bylaws of the Registrant as currently in effect.

4.1(2)	Specimen Common Stock certificate of the Registrant.

4.2(2)	Amended and Restated Investor Rights Agreement dated March 12, 2002 by and among the Registrant and certain stockholders.

†5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation as to the issuance of shares of Thermage, Inc. common stock in connection with the merger

†8.1	Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

†8.2	Tax opinion of Cooley Godward Kronish LLP

10.18(3)	Secured Promissory Note dated July 14, 2008 by and between Thermage, Inc. and Reliant Technologies, Inc.

10.19(3)	Security Agreement dated July 14, 2008 by and between Thermage, Inc. and Reliant Technologies, Inc.

10.20(3)	Subordination Agreement dated July 14, 2008 among Pinnacle Ventures I-A(SUB) (Q), L.P., Pinnacle Ventures I-B, L.P., Pinnacle Ventures I Affiliates, L.P. and Pinnacle Ventures, LLC, Comerica Bank and Thermage, Inc.

10.21	Form of Voting Agreement (included as Annex B to the proxy statement/prospectus/information statement)

10.22	Form of Support Agreement (included as Annex C to the proxy statement/prospectus/information statement)

*10.23	Form of Lock-Up Agreement

*21.1	List of Subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm with respect to Thermage, Inc.

23.2	Consent of Ernst & Young LLP, independent auditors with respect to Reliant Technologies, Inc.

†23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 5.1)

†23.4	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 8.1)

†23.5	Consent of Cooley Godward Kronish LLP (set forth in Exhibit 8.2)

*24.1	Power of Attorney

*99.1	Form of Thermage, Inc. Proxy Card

*99.2	Consent of Stanford Group Company

*99.3	Consent of Piper Jaffray & Co.

*	Previously filed.
†	To be filed by amendment.

(1)	Incorporated by reference to our Current Report on Form 8-K/A dated July 11, 2008.
(2)	Incorporated by reference from our Registration Statement on Form S-1 (Registration No. 333-136501), which was declared effective on November 9, 2006.
(3)	Incorporated by reference to our Current Report on Form 8-K dated July 21, 2008.

(c) Reports, opinions or appraisals

Opinion of Stanford Group Company dated as of July 6, 2008 as amended (attached as Annex D to the proxy statement/prospectus/information statement to which this registration statement relates).

Opinion of Piper Jaffray & Co. dated July 6, 2008 (attached as Annex E to the proxy statement/prospectus/ information statement to which this registration statement relates).

Item 22. Undertakings

(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes: to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

(4) The undersigned registrant hereby undertakes: to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(5) Insofar as indemnification for liabilities under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) The undersigned registrant hereby undertakes:

(A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(B) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(D) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(E) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

(i) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hayward, California, on October 21, 2008.

THERMAGE, INC.

By:	/s/ STEPHEN J. FANNING
Stephen J. Fanning
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ STEPHEN J. FANNING Stephen J. Fanning	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 21, 2008

/S/ JOHN F. GLENN John F. Glenn	Chief Financial Officer (Principal Financial Officer)	October 21, 2008

/S/ CHERRY HU Cherry Hu	Vice President, Principal Accounting Officer and Corporate Controller (Principal Accounting Officer)	October 21, 2008

* HAROLD L. COVERT Harold L. Covert	Director	October 21, 2008

* EDWARD W. KNOWLTON, MD Edward W. Knowlton, MD	Director	October 21, 2008

* CATHY L. MCCARTHY Cathy L. McCarthy	Director	October 21, 2008

* MARTY MORFITT Marty Morfitt	Director	October 21, 2008

* MARK M. SIECZKAREK Mark M. Sieczkarek	Director	October 21, 2008

*By:	/s/ STEPHEN J. FANNING
Stephen J. Fanning
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1(1)	Agreement and Plan of Merger and Reorganization dated as of July 7, 2008 by and among Thermage, Inc., Relay Acquisition Company, LLC and Reliant Technologies, Inc. (included as Annex A to the proxy statement/prospectus/information statement)

3.2(2)	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.

3.3(2)	Bylaws of the Registrant as currently in effect.

4.1(2)	Specimen Common Stock certificate of the Registrant.

4.2(2)	Amended and Restated Investor Rights Agreement dated March 12, 2002 by and among the Registrant and certain stockholders.

†5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation as to the issuance of shares of Thermage, Inc. common stock in connection with the merger

†8.1	Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

†8.2	Tax opinion of Cooley Godward Kronish LLP

10.18(3)	Secured Promissory Note dated July 14, 2008 by and between Thermage, Inc. and Reliant Technologies, Inc.

10.19(3)	Security Agreement dated July 14, 2008 by and between Thermage, Inc. and Reliant Technologies, Inc.

10.20(3)	Subordination Agreement dated July 14, 2008 among Pinnacle Ventures I-A(SUB) (Q), L.P., Pinnacle Ventures I-B, L.P., Pinnacle Ventures I Affiliates, L.P. and Pinnacle Ventures, LLC, Comerica Bank and Thermage, Inc.

10.21	Form of Voting Agreement (included as Annex B to the proxy statement/prospectus/information statement)

10.22	Form of Support Agreement (included as Annex C to the proxy statement/prospectus/information statement)

*10.23	Form of Lock-Up Agreement

*21.1	List of Subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm with respect to Thermage, Inc.

23.2	Consent of Ernst & Young LLP, independent auditors with respect to Reliant Technologies, Inc.

†23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 5.1)

†23.4	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 8.1)

†23.5	Consent of Cooley Godward Kronish LLP (set forth in Exhibit 8.2)

*24.1	Power of Attorney

*99.1	Form of Thermage, Inc. Proxy Card

*99.2	Consent of Stanford Group Company

*99.3	Consent of Piper Jaffray & Co.

*	Previously filed.
†	To be filed by amendment.
(1)	Incorporated by reference to our Current Report on Form 8-K/A dated July 11, 2008.
(2)	Incorporated by reference from our Registration Statement on Form S-1 (Registration No. 333-136501), which was declared effective on November 9, 2006.
(3)	Incorporated by reference to our Current Report on Form 8-K dated July 21, 2008.